Form 10-K, Exhibit 13
period 1996-12-31
SEPRACOR INC /DE/
filed 1997-03-31
CIK 877357

                                                                     Exhibit 13

                                                   [LOGO: SEPRACOR]


                                                    FEXOFENADINE

                                                    LEVALBUTEROL

                                                    NORASTEMIZOLE

                                                    R.R-FORMOTEROL

                                                    S-OXYBUTYNIN

                                                    DELIVERING

                                                    R-KETOPROFEN

                                                    A FOCUSED

                                                    S-FLUOXETINE

                                                    PIPELINE

                                                    2R. 4S-ITRACONAZOLE

                                                    OF

                                                    S-DOXAZOSIN

                                                    PRODUCTS

                                                    R-FLUOXETINE

                                                    R-ONDANSETRON

                                                    NORCISAPRIDE

                                                    R-KETOROLAC

                                                    DESCARBOETHOXYLORATADINE



                                                    1996 ANNUAL REPORT

                                                     LETTER TO OUR SHAREHOLDERS:


Nineteen ninety-six was an important year in Sepracor's history. During the year, external events aligned advantageously with the company's strategy: to improve existing drugs. Now, as a result of progress with our ICE(TM) Pharmaceutical programs and certain regulatory actions and policy initiatives, Sepracor is recognized as a well positioned, specialty pharmaceutical company moving rapidly toward commercializing a full pipeline of safer and purer drugs with blockbuster potential.

THE OPPORTUNITY TO IMPROVE EXISTING DRUGS, THE CORNERSTONE OF SEPRACOR'S ICE STRATEGY, BECAME A REALITY IN 1996. A highlight of the year was the July FDA approval of Hoechst Marion Roussel's (HMR) Allegra[TM] (fexofenadine), the active metabolite of Seldane(R). Allegra is a nonsedating antihistamine that provides the same therapeutic benefits of Seldane without the risk of certain cardiovascular side effects associated with the parent drug. Sepracor licensed its U.S. patent rights to fexofenadine (Allegra) to HMR in 1993 and has the right to receive royalties on U.S. sales when another HMR patent covering Allegra expires. This differentiated product shows that a Sepracor-patented Improved Chemical Entity (ICE) -- which HMR developed and introduced to the U.S. market in less than three years -- can become a marketed drug in substantially less time than a New Chemical Entity (NCE).

     In preparing Allegra's New Drug Application (NDA), HMR took advantage of an abbreviated strategy that was deemed sufficient for approval. The company incorporated by reference toxicology data generated for the NDA submission of the original drug, terfenadine (Seldane). This strategy, which Sepracor intends to use in its development programs, may shorten the time and reduce the cost of an ICE development program, compared with that of a NCE.

     A second significant event -- unanticipated and highly positive for Sepracor -- occurred in January of 1997, when the FDA announced its intention to withdraw Seldane from the market now that Allegra, a direct and safer alternative, is available.

     WE BELIEVE THAT THIS REGULATORY INITIATIVE REPRESENTS SOUND PUBLIC POLICY, IN THAT IT PROTECTS PATIENTS FROM UNNECESSARY RISKS.

     Sepracor is dedicated to developing purified drugs that offer meaningful improvements in patient outcome.

     The strength of our ICE pharmaceutical program is based on a "subtraction" strategy. By removing one or more isomers, or focusing on the first-pass metabolite, of the parent drug, we seek to eliminate unnecessary toxicity and to improve the therapeutic index of a drug. Our goal, through purer medicine, is to improve the medical, economic, and social impact of the drug for patients and their caregivers.

     Sepracor holds unique and leading positions in the fields of chiral chemistry and single-isomer drugs. With our deep proprietary product pipeline, and our focus on diseases affecting very large population segments, we will continue to shape a preeminent position in healthcare. However, we are not alone in our chemical strategy; others have entered the market in fields not covered by Sepracor's patent portfolio. Recent launches of single-isomer versions of approved racemic drugs, such as AHP/Interneuron's obesity drug, Redux(TM), and J & J/ Daiichi's anti-infective, Levaquin(TM) also validate our ICE program.

     RECENT PRODUCT LAUNCHES, MEASURABLE CLINICAL PROGRESS AND POSITIVE FEEDBACK FROM PATIENTS, PARENTS AND DOCTORS CONFIRM OUR APPROACH.

     In 1996 we advanced clinical development programs for key asthma, allergy and urology drug candidates. We also initiated and continued several chemistry, discovery and preclinical research programs, supporting our product expanding pipeline.

PIPELINE UPDATE

ASTHMA In preparing to commercialize our lead drug candidate, levalbuterol, ((R)-albuterol), a purified version of the world's leading bronchodilator, racemic albuterol, we have made significant progress in clinical development and in group discussions involving the medical and patient communities. In 1996 we conducted a pivotal 362-patient Phase III trial, which was designed to show an improved therapeutic index of levalbuterol as compared with racemic albuterol.

     In March 1997 we announced that this large trial demonstrated that subjects treated with levalbuterol versus those treated with racemic albuterol had a greater improvement in lung function, as measured by forced expiratory volume
(FEV1). Additionally, at doses showing equivalent efficacy to that of marketed racemic albuterol -- doses down to one-fourth the traditional levels -- levalbuterol subjects demonstrated significantly reduced beta-mediated side effects, such as pulse rate changes. A lack of deterioration in lung function in subjects treated with levalbuterol suggests that the (S)-isomer, known to have no beneficial effect, may actually have played a role in decreasing lung function, an effect previously observed in other studies of beta-agonists. Significantly, a lowered dose of racemic albuterol -- one-half of the marketed dose -- failed to provide an optimal therapeutic response in this study, also suggesting that the (S)-isomer may adversely affect the benefits of racemic albuterol.

     THIS PIVOTAL STUDY SUPPORTS OUR THESIS THAT BY ELIMINATING
PHARMACOLOGICALLY DETRIMENTAL COMPONENTS, WE CAN IMPROVE THE SAFETY AND EFFICACY PROFILE OF A GIVEN RACEMIC DRUG. FURTHERMORE, AN ENHANCED THERAPEUTIC INDEX WOULD EXPAND THE TREATMENT CHOICES AVAILABLE TO PHYSICIANS, PATIENTS AND HEALTH CARE PROVIDERS.

     We also plan to develop levalbuterol for children, a population which comprises half of the $480 million nebulized inhalation solution market. In November 1996, we began a pediatric trial, designed to determine the appropriate dose of levalbuterol for children under 12, an age group for whom neither racemic albuterol inhalation solution, nor other similar products, is indicated. Feedback from pediatricians and parents, who have expressed a need for pediatric-dosing information, has contributed significantly to our efforts to find the appropriate dose for children.


     In late March 1997, we completed the pediatric trial, which demonstrated that subjects on levalbuterol at the highest dose tested, experienced improved lung function as measured by FEV[1] over subjects on all doses of racemic albuterol tested. The study also showed that levalbuterol, at doses offering equivalent efficacy to the standard racemic dose, demonstrated in subjects an approximate 50 percent reduction in beta-mediated side-effects such as pulse change and nervousness. Similar reductions of beta-mediated side-effects were not observed in subjects on the lower dose of racemic albuterol tested in this study.

     The results from the pediatric study will be incorporated into the levalbuterol inhalation solution NDA. We plan to submit our NDA to the FDA in June of this year, targeting the second half of 1998 for product launch. We look forward to providing this improved therapy to the asthma community in a complete family of dosage forms, including metered dose and dry powder inhalers, as well as tablet and syrup.

     Our complementary asthma therapy, (R,R)-formoterol, a long-acting, rapid-onset bronchodilator, is approaching clinical development. We believe that this ICE pharmaceutical could be a standout, uniquely positioned as an ideal therapy for all asthma patients.

ALLERGY Norastemizole, an active metabolite of the nonsedating antihistamine, astemizole, marketed as Hismanal(R), holds great promise for Sepracor. We believe it could become the best of the new class of third-generation, nonsedating antihistamines. So far we have demonstrated that the metabolite has a quick onset of action, is potent and lasts up to 24 hours, suggesting its suitability for true, once-a-day dosing. Also, norastemizole has not exhibited the potential for adverse cardiac events that Hismanal (which has a warning label similar to Seldane) exhibits in high doses or in the presence of certain other drugs.

     BECAUSE OF ITS "BEST OF CLASS" POTENTIAL, NORASTEMIZOLE IS ON AN ACCELERATED DEVELOPMENT SCHEDULE. We plan to begin a Phase II seasonal allergic rhinitis (SAR) study in the spring and to commence one of two planned Phase III trials by year-end. Assuming no setbacks with this aggressive plan, Sepracor could be in a position to file an NDA on Norastemizole in late 1998.

UROLOGY   Current drug therapies for urinary incontinence, one of the fastest growing disease areas, are inadequate. We believe that the limited success of the leading drug racemic oxybutynin (marketed as Ditropan(R)) and others, is due to severe anticholinergic side effects, specifically dry mouth, nausea and cardiac palpitations. To date, we have demonstrated that (S)-oxybutynin, at doses as high as 30 times that of Ditropan, lacked anticholinergic side-effects. We are completing Phase I studies and plan to begin a Phase II trial to evaluate the efficacy of (S)-oxybutynin. We expect to be in a position to file an NDA for this therapy in 1999.

BUILDING A SPECIALTY SALES FORCE

As Sepracor transitions from a technology-based to a market-driven company, we are establishing our sales and marketing capability. As a first step, we plan to create a 50-person specialty sales force to promote the inhalation solution of levalbuterol to high-prescribing specialists in hospitals and home-care settings. To reach the larger universe of general practitioners with our family of differentiated respiratory products, we will form promotional partnerships with large pharmaceutical companies. This approach enables us to maximize the revenue and profit potential of our focused product pipeline.

DISCOVERY Sepracor's ICE pharmaceutical program should support the company's growth strategy well into the 21st century. However, preparing for the future, we are applying new ideas in synthetic chemistry, and automation to the fast-growing field of combinatorial chemistry. Through this emerging science, coupled with in-licensed biological expertise and genomics capability, we will generate leads that will serve as platforms for new NCE's. Our plan is to use select drug platforms to augment Sepracor's pipeline, and to license non-core theraputic discoveries to corporate partners.

FINANCIALS Sepracor's balance sheet should support our objectives over the next few years. At December 31, 1996, we had $104 million in consolidated cash and marketable securities. On March 31, 1997 we received approximately $30 million for the sale of our shares of ChiRex. Furthermore, we have an estimated $50 million in combined market value in our remaining public subsidiaries and affiliates. While we must constantly manage resources to priorities, we are well-positioned to advance the development and commercialization programs of select, differentiated products.

     Our efforts to bring ICEs to market have been rewarding. We have come a long distance from a proprietary, chiral chemistry technology platform to a development-stage, and now market-driven, pharmaceutical business. And we have established a rapid pace of clinical and market activities, that will continue to progress.

     SEPRACOR'S MISSION IS CLEAR: WE STRIVE TO SIGNIFICANTLY IMPROVE THE THERAPEUTIC PROFILE OF THE WORLD'S LEADING DRUGS. WE HAVE AN ADVANCED, ROBUST PIPELINE AS OUR FOUNDATION.

     This annual report is an opportunity for you to become better acquainted with our product portfolio and our markets, as well as with some of the Sepracor team members who will help us achieve our goals.

THE BEST WAY TO PREDICT THE FUTURE IS TO CREATE IT.

We have a winning business strategy based on an innovative approach to drug development and a market hungry for safer and more effective drugs. But without the leadership, vision and collective spirit to achieve our mission, and without the support from our shareholders, employees, clinicians, patients, advisors, and friends, we would not be as strongly positioned as we are today. I thank each of you for your continued enthusiasm and support and look forward to sharing with you our exciting progress.

Sincerely,



Timothy J. Barberich
President and Chief Executive Officer

SEPRACOR'S ICE(TM) STRATEGY



CAPTION: Chiral Drug
CHIRAL MOLECULES EXIST IN MIRROR IMAGE FORMS CALLED OPTICAL ISOMERS. OFTEN ONLY ONE OPTICAL ISOMER OF THE PAIR IN A CHIRAL DRUG IS RESPONSIBLE FOR THE DRUG'S EFFICACY. THE OTHER MAY BE INERT OR MAY CAUSE UNDESIRABLE SIDE EFFECTS.

MANY ESTABLISHED DRUGS ON THE MARKET TODAY ARE RACEMIC MIXTURES WITH EQUAL AMOUNTS OF TWO ISOMERS, AN (R)-ISOMER AND AN (S)-ISOMER. THE FDA'S 1992 PUBLISHED STEREOISOMER POLICY GUIDELINES HAS ENCOURAGED THE DEVELOPMENT OF OPTICALLY PURE DRUGS BY SUGGESTING THAT DRUG MAKERS SUBMIT ANALYSES ON THE PHARMACOLOGICAL ACTIVITIES OF EACH ISOMER OF A NEW RACEMIC DRUG CANDIDATE.

Sepracor is a specialty pharmaceutical company with a unique strategy for drug development. The company is focused on commercializing ICE(TM) Pharmaceuticals ("Improved Chemical Entities"), differentiated, proprietary, single-isomer or active-metabolite versions of best-selling drugs.

DRUG DEVELOPMENT STRATEGY

Sepracor applies its chiral synthesis, pharmacology and medicinal chemistry expertise to its ICE candidates. The company selects for development racemic drugs or prodrugs that can be significantly improved in terms of clinical effectiveness and side-effect profile and can potentially generate annual sales of several hundred million dollars.

     Sepracor's drug development technologies enable the switch of a racemic drug to a single-isomer drug, or of a prodrug to an active-metabolite form, resulting in purer drugs with improved safety and efficacy profiles.

     Patients and their families, medical providers and insurers, all stand to benefit from purer drugs that are safer and more effective than the original parent drug.

     The company's ICE pharmaceutical program, through extended patent protection, also offers a unique product life-cycle management strategy which greatly benefits patients and originator companies. In sum, Sepracor's single-isomer or active-metabolite versions provide clear differentiation and patent protection for a substantial number of years.

TOWARD A FULLY INTEGRATED PHARMACEUTICAL COMPANY

Inspired by the significant progress achieved in its clinical trials and the commercial potential of its ICE Pharmaceuticals, Sepracor is rapidly becoming a fully integrated specialty pharmaceutical company. Sepracor plans to enhance its operations that range from drug discovery and development to commercialization, by building its own specialty marketing and sales force.

     While the company is preparing to file its first New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) and establishing its first sales force, Sepracor continues to leverage its medicinal and combinatorial chemistry expertise, pharmacology and clinical development skills for the advancement of a next wave of clinical candidates.


FOOTNOTES

ISOMER: One of two or more chemical substances that have the same molecular formula but a different arrangement of atoms in the molecules. Often only one isomer of the pair fits into the physical structure of a drug's target receptor, just as only a right hand fits into a right-handed glove.

RACEMATE: A 1:1 mixture of optical isomers. In a racemic mixture, the individual isomers are generally referred to as the (S)-isomer and the R-isomer.

PRODRUG: A prodrug is an inactive or partially active drug that is biochemically modified in the body to become an active drug or an active metabolite.

ACTIVE METABOLITE: The drug "by-product" (or, what the drug biochemically changes into) that is directly responsible for a therapeutic effect.

SELECT ICE(TM) PHARMACEUTICALS

INDICATION OR     SEPRACOR            PARENT DRUG              1996                                                     CURRENT
THERAPEUTIC       PRODUCT             TRADE NAME               WORLDWIDE SALES   POTENTIAL BENEFITS          PATENT     DEVELOPMENT
CATEGORY          CANDIDATE           (MARKETER)               ($ MILLIONS)      OF NEW DRUG                 STATUS     STATUS
====================================================================================================================================
RESPIRATORY       Levalbuterol        Ventolin(R)/Proventil(R)    $1,518         Improved safety and         Issued     Phase III
DISEASES                              (Glaxo-Wellcome/                           efficacy                               Complete
                                      Schering-Plough)
                                      and generics

                  (R,R) - formoterol  Foradil(R)/Atock(TM)        $   91         Rapid onset, longer         Pending    Preclinical
                                      (Novartis/Yamanouchi)                      duration

                  Fexofenadine        Seldane(RM)                 $  600         Reduced cardiovascular      Issued     Launched
                  (Allegra(TM))       (Hoechst Marion                            side effects
                                      Roussel)

                  Norastemizole       Hismanal(R)                 $  192         Improved potency, rapid
                                      (J & J)                                    onset, longer duration,
                                                                                 reduced cardiovascular      Pending    Phase I/II
                                                                                 side effects

                  DCL                 Claritin(R)                 $1,150         Improved potency            Issued     Preclinical
                                      (Schering-Plough)
------------------------------------------------------------------------------------------------------------------------------------

UROLOGICAL        (S) - oxybutynin    Ditropan(R)                 $  145         Reduced side effects        Issued     Phase I/II
DISORDERS                             (Hoechst Marion                            including: dry mouth,
                                      Roussel) and generics                      dizziness, nausea and
                                                                                 palpitations

                  (S) - doxazosin     Cardura(R)                  $  518         Reduced orthostatic         Issued     Preclinical
                                      (Pfizer)                                   hypotension; improved
                                                                                 potency
------------------------------------------------------------------------------------------------------------------------------------

PAIN              (R) - ketoprofen    Orudis(R)/Actron(TM)        $  797         Reduced GI side effects;    Issued     Phase II
MANAGEMENT                            (AHP/Bayer)                                improved potency

                  (R) - ketorolac     Toradol(R)                  $   46         Reduced  GI side effects;   Issued     Preclinical
                                      (Roche)                                    improved potency

                  (S) - fluoxetine    Prozac(R)                       NM         New indication:             Issued     Phase I/II
                                      (Lilly)                                    migraine prophylaxis

                  (R) - fluoxetine    Prozac(R)                   $2,264         Increase in flexiblity in   Pending    Preclinical
                                      (Lilly)                                    treating depression
------------------------------------------------------------------------------------------------------------------------------------

GASTROINTESTINAL   Norcisapride       Propulsid(R)                $1,012         Reduced cardiovascular      Pending    Preclinical
DISORDERS                             (J & J)                                    side effects

                  (R) - ondansetron   Zofran(R)                   $  575         Reduced cardiovascular      Issued     Preclinical
                                      (Glaxo-Wellcome)                           side effects; improved
                                                                                 efficacy
------------------------------------------------------------------------------------------------------------------------------------

ANTIFUNGALS        (2R,4S-)            Sporanox(R)                $  595         Reduced cardiovascular      Issued     Preclinical
                  - itraconazole      (J & J)                                    side effects

                  (R) - lomefloxacin  Lomebact(R)/Maxaquin(R)     $   84         Improved antimicrobial      Issued     Preclinical
                                      (Searle)                                   activity; decreased
                                                                                 photosensitivity
NM -- not meaningful


ACTIVE LIFESTYLES AND ALLERGY

CAPTION: FORTY MILLION AMERICANS SUFFER FROM SEASONAL ALLERGIES AND OFTEN THE DEBILITATING EFFECTS OF RUNNY NOSES, WATERY EYES AND ITCHY THROATS. WORLDWIDE PRESCRIPTION SALES OF NONSEDATING ANTIHISTAMINES TO TREAT ALLERGY EXCEED $3 BILLION.

Sepracor, with its proprietary active-metabolite versions of Seldane(R) and Hismanal(R), is building a portfolio of potent and safe third-generation antihistamines for allergy treatment.

ALLEGRA(TM) IMPROVED SELDANE WITHOUT CARDIOTOXICITY

Hoechst Marion Roussel's (HMR) Seldane, with almost $1 billion in sales at its peak, was the leading nonsedating antihistamine before the FDA mandated that the drug's labeling include a "black-box" warning of adverse cardiovascular side effects. Since then, Seldane's sales have declined.

     In July 1996, HMR launched Allegra (fexofenadine), the active metabolite of Seldane (terfenadine), as a next-generation nonsedating antihistamine. This therapy lacks the potential for the dangerous drug-drug interactions that led to the black-box warning on Seldane.

     Sepracor licensed its U.S. patent rights to fexofenadine to HMR in 1993 and is entitled to royalties on U.S. sales when another HMR patent covering Allegra expires. Sepracor has retained its foreign patent rights to fexofenadine. HMR stands to benefit from Sepracor's U.S. patent, which gives an additional 11 years of exclusivity -- until 2012.

SELDANE TO BE REMOVED FROM THE MARKET?

Now that Allegra -- a drug with all the benefits of Seldane but without its cardiac side effects -- is available, the FDA is questioning whether Seldane should remain on the market. In January of 1997, the FDA announced its intention to withdraw Seldane. The agency stated, "...now that there is an alternative that is identical to the molecule that provides the therapeutic benefits of terfenadine, ...terfenadine's benefits do not outweigh its risks." [The Federal Register 1/14/97, Vol. 62, No. 9]

     Subsequently, the French drug agency AFM withdrew the marketing approval of HMR's Teldane (terfenadine) for a year. The European Medicines Evaluation Agency is also examining this same product.

     Sepracor believes that when future drugs offering the identical therapeutic effect without life-threatening or unpleasant side effects are introduced to the general public, the market will demand the purer, safer drug over the inferior parent compound.

NORASTEMIZOLE "BEST IN CLASS" POTENTIAL

Hismanal, another nonsedating antihistamine, carries a similar black-box warning label to Seldane. Sepracor is developing an active metabolite of Hismanal, norastemizole, as a safer, more effective version of the parent drug.

     Through preclinical and Phase I/II studies, Sepracor has demonstrated that norastemizole has the potential to be the most potent drug in the class of third-generation nonsedating antihistamines that includes Claritin and Allegra. Norastemizole has shown long duration and rapid onset of action leading to true once-a-day formulations. Sepracor's clinical studies are continuing with Phase II and Phase III trials planned for 1997's spring and fall allergy seasons.

CLARITIN METABOLITE MAY IMPROVE EFFICACY

Sepracor holds a patent, expiring in 2014, on the use of decarboethoxyloratadine (DCL), an active metabolite of Schering-Plough's Claritin (loratadine), for the treatment of allergic rhinitis.
Schering-Plough's composition of matter patent on loratadine expires in 2002. As with Allegra, the DCL development plan could be completed in an abbreviated time frame.

CAPTION: DONALD J. KELLERMAN, PHARM.D., VICE PRESIDENT CLINICAL RESEARCH (FORMERLY WITH GLAXO-WELLCOME) REVIEWS PHASE II CLINICAL TRIAL PROTOCOLS FOR NORASTEMIZOLE WITH DEAN A. HANDLEY, Ph.D., DIRECTOR OF SCIENTIFIC AFFAIRS (FORMERLY WITH SANDOZ) AND SIDNEY S. DEGRAW, SENIOR DIRECTOR, CLINICAL OPERATIONS (FORMERLY WITH BRISTOL-MYERS SQUIBB).

BREATHING EASILY WITH ASTHMA

CAPTION: ASTHMA AFFLICTS 14-15 MILLION PEOPLE IN THE U.S. NEARLY 20 PERCENT OF ALL CHILDREN ARE ASTHMATICS. WHILE MANY DISEASES HAVE DIMINISHED THROUGH MEDICAL ADVANCES, THE INCIDENCE AND MORBIDITY ASSOCIATED WITH ASTHMA, HAVE INCREASED. WORLDWIDE SALES FOR PRESCRIPTION ASTHMA DRUGS EXCEED $5 BILLION ANNUALLY. HALF IS SPENT ON BRONCHODILATORS, WITH MARKET LEADING, RACEMIC ALBUTEROL ACCOUNTING FOR $1.4 BILLION IN ANNUAL SALES.

Asthmatics suffer from chronic, episodic, reactive narrowing of the airways. Attacks can range from slight breathing difficulties to life-threatening respiratory failure. Bronchodilators, such as Glaxo-Wellcome's Ventolin(R) and Schering-Plough's Proventil(R), give rapid, symptomatic relief to asthmatics. The active ingredient in these drugs is racemic albuterol, the most widely-used bronchodilator on the market today. Last year almost 40 million prescriptions were written for racemic albuterol in the U.S. alone.

LEVALBUTEROL...ADVANCING ASTHMA THERAPY THROUGH PURER MEDICINE

Sepracor is aggressively developing its proprietary single-isomer levalbuterol (formerly (R)-albuterol) as a purer, safer and more effective asthma therapy. Levalbuterol's potential advantages over racemic albuterol are: (1) equal or superior bronchodilation; (2) longer duration of action leading to better disease management and compliance; and, (3) reduced beta-mediated side effects such as palpitations, tremor and hyperactivity.

CLINICAL TRIALS DEMONSTRATE SAFETY AND EFFICACY ADVANTAGES

In the first quarter of 1997, Sepracor completed its multi-site, pivotal Phase III trial of levalbuterol in inhalation solution delivered by nebulizer. This five-way, parallel-group, placebo-controlled study involved 362 patients at 32 clinics around the U.S. The company also completed a pediatric study to establish appropriate doses for the largely unattended children's market.

     Designed to differentiate levalbuterol from the racemic mixture in safety and efficacy, Sepracor's Phase II trials did indicate, and its pivotal Phase III trial has confirmed that in subjects tested, levalbuterol showed comparable or superior efficacy to racemic albuterol, but exhibited substantially fewer cardiovascular side effects.

     Sepracor plans to file an NDA for levalbuterol inhalation solution delivered by nebulizer by June 30, 1997. Because each formulation of any drug requires its own clinical studies and regulatory approval, Sepracor is pursuing separate NDAs for levalbuterol in syrup formulations, controlled-release tablets, metered-dose inhalers and dry-powdered inhalers. Levalbuterol holds the promise for Sepracor to significantly penetrate the $2.8 billion worldwide asthma broncho dilator market by offering meaningful benefits to the asthma community.

(R,R) - FORMOTEROL...SUPERIOR LONG-ACTING BRONCHODILATOR

Sepracor is developing (R,R)-formoterol as a purer, long-acting bronchodilator with an improved safety profile. This single-isomer ICE Pharmaceutical could offer the twin benefits of rapid onset of action and long duration (more than 12 hours) of therapy. Such attributes would allow for strong competition with the market-leading, long-acting broncho dilator, salmeterol (Serevent(R)) which is burdened by a 15-to-30 minute delay in onset of action. Sepracor will begin (R,R)-formoterol clinical trials in 1997.

FOOTNOTE

CLINICAL TRIALS: The series of steps during the investigational use of a drug in humans. Phase I tests the drug for safety; Phase II tests the drug for efficacy and safety in a relatively small sample of patients; and, Phase III tests the drug for efficacy in a larger sample of patients.

CAPTION: PAULIANA C. HALL, VICE PRESIDENT, REGULATORY AFFAIRS (FORMERLY WITH ASTRA) REVIEWS DOCUMENTS FOR SEPRACOR'S LEVALBUTEROL NDA SUBMISSION WITH PAUL
D. RUBIN, M.D., SENIOR VICE PRESIDENT OF DRUG DEVELOPMENT (FORMERLY WITH GLAXO-WELLCOME) AND ROGER P. BAKALE, Ph.D, DIRECTOR, CHEMICAL PROCESSING DEVELOPMENT (FORMERLY WITH BRISTOL-MYERS SQUIBB).

GAINING CONTROL IN UROLOGY

CAPTION: IN THE U.S. MORE THAN 13 MILLION ADULTS, MOST OF THEM MIDDLE-AGED AND OLDER WOMEN, SUFFER FROM URINARY INCONTINENCE. URINARY INCONTINENCE PLAGUES
10 - 35 PERCENT OF ADULTS AT AN ESTIMATED COST OF MORE THAN $15 BILLION. DRUG TREATMENT CURRENTLY AVAILABLE IS LIMITED BY SIDE EFFECTS. MOST PATIENTS ARE LEFT TO DEAL WITH THEIR CONDITION WITH DIAPERS, AN ESTIMATED $2 BILLION MARKET.

Racemic oxybutynin, marketed as Ditropan(R) by Hoechst Marion Roussel and generically by other companies, is the leading pharmaceutical therapy of urinary incontinence. However, its unpleasant side effects -- dry mouth, blurred vision, nausea, constipation, restlessness and cardiovascular palpitations -- significantly limit its use and dosage among the target population.

(S)-OXYBUTYNIN...IMPROVED TREATMENT FOR URINARY INCONTINENCE

In July of 1996, Sepracor received a U.S. patent for the use of S-oxybutynin for the treatment of urinary incontinence. Sepracor believes that its proprietary single-isomer formulation may be efficacious in treating urinary incontinence, but lacks the unpleasant side effects that have limited the racemic drug's sales. In a European clinical trial, Sepracor demonstrated that (S)-oxybutynin is extremely well-tolerated at high doses, and importantly, lacks anticholinergic side effects.

     In late 1996, Sepracor began a multidose U.S. Phase I/II clinical study of
(S)-oxybutynin for the treatment of urinary incontinence. This and subsequent trials are intended to show that the S-isomer offers the desired efficacy of Ditropan while exhibiting fewer unpleasant side effects.

     As the U.S. population continues to age, and as lifestyle preferences shift increasingly toward higher levels of physical and social activity, the potential market for a drug to successfully treat urinary incontinence is enormous. Although a prevalent medical condition, urinary incontinence is overlooked and underserved. The prevailing use of adult diapers and the rise of nursing home admittance due to bladder instability suggests that effective drug treatment could serve such inadequately met needs.

(S)-DOXAZOSIN...IMPROVED TREATMENT FOR ENLARGED PROSTATE

In benign prostatic hyperplasia (BPH), the prostate gland enlarges sufficiently to compress the urethra and cause urinary obstruction. Almost half of all men over the age of 55 and 75 percent of all men over age 80 suffer from symptoms of BPH.

     Sepracor is developing (S)-doxazosin, the single-isomer version of racemic doxazosin, marketed by Pfizer as Cardura(R). Sepracor's version would provide a treatment for BPH without the racemic drug's major detrimental side effect of orthostatic hypotension, or feeling faint upon standing. Currently, dosages of racemic doxazosin must be adjusted individually in small increments. Dosing starts at sub-therapeutic levels and increases to a therapeutic level that reduces fainting or lightheadedness. The titration procedure is lengthy and expensive.

     Sepracor's (S)-doxazosin is in preclinical studies. Through clinical trials, the company intends to show that the S-isomer of doxazosin is potent, does not cause orthostatic hypotension, and is more effective than the racemic parent.

     In April 1996, Sepracor received a U.S. patent covering the use of
(S)-doxazosin for the treatment of benign prostatic hyperplasia. Drug sales to treat this disorder are expected to exceed $2 billion worldwide by the end of the decade.

     STEPHEN A. WALD, VICE PRESIDENT, CHEMICAL R & D (FORMERLY WITH ABBOTT) DISCUSSES DOSING SCHEDULES FOR THE UPCOMING PHASE II CLINICAL TRIAL OF
(S)-OXYBUTYNIN WITH THOMAS E. ROLLINS, VICE PRESIDENT, DEVELOPMENT OPERATIONS (FORMERLY WITH MERCK) AND WILLIAM E. YELLE, DIRECTOR, BUSINESS DEVELOPMENT (FORMERLY WITH PFIZER).

MAKING ADVANCES IN PAIN MANAGEMENT

CAPTION: APPROXIMATELY 30 PERCENT OF PATIENTS TAKING NONSTEROIDAL
ANTI-INFLAMMATORY DRUGS (NSAIDS) FOR PAIN AND INFLAMMATION WILL EXPERIENCE GASTRIC IRRITATION. FIVE PERCENT OF THOSE USERS SUFFER FROM THE SERIOUS SIDE EFFECTS OF GASTROINTESTINAL BLEEDING, PERFORATION AND ULCERATION.

Nonsteroidal anti-inflammatory drugs (NSAIDs) relieve pain, reduce fevers and decrease inflammation. U.S. sales of prescription NSAIDs are $4 billion, half of which are prescribed for arthritis. This market is expected to increase as baby boomers age and continue to lead active lifestyles.

     Gastrointestinal (GI) and irritation is a very common complaint with the chronic use of racemic NSAIDs. This side effect, at minimum, is uncomfortable and can lead to discontinuation of therapy. At least five percent of patients have serious gastrointestinal morbidity. Sepracor has identified three ICE pharmaceutical candidates for pain management with reduced GI effects:

R-KETOPROFEN...A POTENTIALLY SAFER NSAID

Sepracor holds a U.S. patent for the use of (R)-ketoprofen as a potent pain reliever and anti-inflammatory drug with reduced gastrointestinal side effects. Racemic ketoprofen is marketed by American Home Products as Orudis (R) and by Bayer as Actron(R).

     Two completed Phase II trials, comparing (R)-ketoprofen to racemic ketoprofen, acetaminophen and placebo, show (R)-ketoprofen to be ten times as potent as acetaminophen (Tylenol (R)) with essentially no gastrointestinal irritation or liver toxicity. These studies indicate that (R)-ketoprofen has the potential to be a safer and more effective, prescription NSAID for chronic pain.

(R)-KETOROLAC...A CANDIDATE FOR POTENT PAIN RELIEF WITHOUT GI IRRITATION

Sepracor also believes (R)-ketorolac, a single-isomer version of racemic ketorolac (Roche's pain killer, Toradol(R)), could be a drug candidate for effective relief with reduced GI effects. The company expects this single-isomer formulation is comparable to (R)-ketoprofen in terms of potency, and reduced GI irritation.

(S)-FLUOXETINE...MIGRAINE PROPHYLACTIC

Sepracor's patented (S)-fluoxetine is being developed for the new indication of migraine prophylaxis. (S)-fluoxetine is a single-isomer version of racemic fluoxetine, marketed by Lilly as the antidepressant Prozac(R). Approximately 23 million Americans suffer from migraine pain and the current prophylactic therapy is inadequate.

     In Phase II trials, Sepracor demonstrated a statistically significant decrease in the frequency of migraine attacks for those patients who received
(S)-fluoxetine, relative to patients receiving placebo. Despite the fact that millions of Americans suffer from migraine head-aches, Sepracor believes that this is a relatively undertreated condition and thus a large market opportunity for (S)-fluoxetine.

ADDITIONAL SEPRACOR ICE PHARMACEUTICALS CURRENTLY IN PRECLINICAL DEVELOPMENT
INCLUDE:

(R)-fluoxetine (single-isomer version of Lilly's racemic Prozac) with an optimal duration of action that can increase treatment flexibility for depression;

Norcisapride (active-metabolite of Johnson & Johnson's racemic Propulsid(R)) as a treatment for GI disturbances;

(R)-ondansetron (single-isomer version of Glaxo-Wellcome's racemic Zofran(R)) as an antiemetic without the cardiac side effects of the parent therapeutic; and

(2R,4S)-itraconazole (single-isomer version of Johnson & Johnson's racemic Sporanox(R)) as an improved antimicrobial without drug-drug interactions and liver toxicity.

CAPTION: Douglas E. Reedich, Ph.D., J.D., Chief Patent Counsel (formerly with
3M) discusses the pain management program with Christopher H. Senanayake, Ph.D., Director of Chemistry, (formerly with Merck) and Thomas P. Jerussi, Ph.D., Director of Pharmacology, (formerly with Ohmeda (PPD), Inc).

FORWARD AND BACKWARD INTEGRATION

FORWARD INTEGRATION: SALES & MARKETING

The centerpiece of Sepracor's commercialization strategy is its aggressive plan to directly sell ICE Pharmaceuticals in markets where a specialty sales force can make significant penetration.

     In preparing for the launch of nebulized levalbuterol and other clearly differentiated asthma and allergy products beginning in 1998, Sepracor is building a specialty respiratory field sales force which initially will focus on the most prestigious prescribing pulmonologists, allergists, pediatricians and home health care providers. The sales force will increase in size and scope as other levalbuterol formulations and Sepracor ICE Pharmaceuticals are approved for sale.

     Sepracor plans to co-promote its ICEs with leading pharmaceutical marketing partners when the company's own sales force is neither well situated nor large enough to achieve maximum market penetration. Co-promoted products are expected to be those heavily prescribed by general and family practitioners. Sepracor's inhaler formulations of levalbuterol and the company's third-generation antihistamines are good examples.

BACKWARD INTEGRATION: DRUG DISCOVERY

The depth of Sepracor's current and future ICE pharmaceutical pipeline is expected to fuel the company's growth for the forseeable future. However, long-term growth will require additional Sepracor drug candidates for clinical development and commercialization.

CAPTION: DAVID S. BARLOW, PRESIDENT, PHARMACEUTICALS (FORMERLY WITH PFIZER) DISCUSSES RESULTS OF SEPRACOR-SPONSORED, PHYSICIAN FOCUS GROUPS WITH FREDERICK H.GRAFF, VICE PRESIDENT SALES, PHARMACEUTICALS (FORMERLY WITH RHONE-POULENC RORER).

     Fortunately, drug discovery is under-going a revolutionary increase in productivity and part of Sepracor's strategy is to keep its scientists at the forefront of this exciting trend. Specifically, the marriage of combinatorial chemistry and high throughput screening technology -- both of which rely on advanced automation and miniaturization systems -- is dramatically shortening the time it takes to discover lead compounds and develop drug candidates.

     Combinatorial chemistry techniques are used to produce focused libraries of compounds for screening. Characterized "hits" are further optimized by an efficient evolutionary process and can become "lead" compounds warranting further development. The ability of combinatorial methodologies to synthesize thousands of compounds and evaluate them rapidly provides the power of this technology to shorten the process of drug discovery.

     Sepracor expects these drug discovery activities to augment its robust product pipeline in the future.

     Today Sepracor has a total of six ICE Pharmaceuticals in human clinical trials and six in preclinical studies. One Sepracor-patented ICE Pharmaceutical was developed and is now being marketed by HMR (fexofenadine). Sepracor plans four additional NDA filings (levalbuterol, norastemizole, (R,R)-formoterol and (S)-oxybutynin) in the next six to thirty-six months.



CAPTION: JAMES R. HAUSKE, Ph.D., SENIOR VICE PRESIDENT, DISCOVERY CHEMISTRY (FORMERLY WITH PFIZER) DESCRIBING COMBINATORIAL LIBRARY SYNTHESIS PATHWAYS WITH ROBERT F. SCUMACI, SENIOR VICE PRESIDENT, FINANCE & ADMINISTRATION (FORMERLY WITH ARES-SERONO).

SEPRACOR INC. SELECTED FINANCIAL DATA

Year Ended December 31, (in thousands, except per share data)      1996         1995          1994       1993        1992
-----------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenues:
        Product sales                                          $ 13,784      $14,271        $12,382    $ 9,862      $12,904
        Collaborative research and development                       25        1,036            303      2,209        3,560
        License fees and royalties                                1,232          900          5,425      1,359        1,087
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                   15,041       16,207         18,110     13,430       17,551
-----------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
        Cost of products sold                                     6,784       10,410          6,919      6,786        7,062
        Research and development                                 35,828       21,707         17,723     13,301       10,345
        Purchase of in-process research and development (1)                                   3,500
        Selling, general, administrative and patent costs        16,312       20,411         16,212     12,494       11,198
        Restructuring charges (2)                                              4,144                     2,015
-----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                         58,924       56,672         44,354     34,596       28,605
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                            (43,883)     (40,465)       (26,244)   (21,166)     (11,054)
-----------------------------------------------------------------------------------------------------------------------------
Other income (expense):
        Equity in investee losses (3)                           (17,539)        (808)
        Interest income                                           6,713        3,228          1,390      1,096        1,501
        Interest expense                                         (6,140)      (2,077)          (832)      (751)        (833)
        Other (4)                                                  (107)      (1,171)          (213)       (86)        (112)
-----------------------------------------------------------------------------------------------------------------------------
Net loss before minority interests                              (60,956)     (41,293)       (25,899)   (20,907)     (10,498)
Minority interests in subsidiaries                                  846        7,881          5,556
-----------------------------------------------------------------------------------------------------------------------------
Net loss                                                       $(60,110)    $(33,412)      $(20,343)  $(20,907)    $(10,498)
=============================================================================================================================
Net loss applicable to common shares (5)                       $(60,710)    $(33,412)      $(20,343)  $(20,907)    $(10,498)
=============================================================================================================================
Net loss per common share                                       $ (2.25)     $ (1.54)       $ (1.09)   $ (1.16)     $ (0.59)
Weighted average number of common
        shares outstanding                                       27,032       21,637         18,644     18,038       17,658

BALANCE SHEET DATA (IN THOUSANDS):

Cash and marketable securities                                 $103,650     $143,250        $27,590    $20,677      $29,581
Total assets                                                    146,689      202,713         73,419     46,681       59,361
Long-term debt                                                   85,267       85,818          5,929      5,676        5,636
Stockholders' equity                                             30,392       89,227         30,485     33,152       44,089

(1) Represents charge related to the purchase of in-process research and development in connection with an acquisition. See Footnote
     T-Notes to Consolidated Financial Statements.

(2) Represents a restructuring and impairment charge taken by BioSepra in June 1995. See Footnote H-Notes to Consolidated Financial Statements.

(3) 1996 figures reflect a net loss for ChiRex and HemaSure that includes one-time charges taken in connection with ChiRex's initial public offering and related transaction and HemaSure's loss from discontinued operations, respectively. See Footnote D-Notes to Consolidated Financial Statements.

(4) Includes a write-off of approximately $800,000 relating to certain deferred finance charges taken in September, 1995.

(5) Includes $600,000 in preferred stock dividends. See Footnote B-Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

OVERVIEW

The consolidated financial statements include the accounts of Sepracor Inc. and its majority and wholly-owned subsidiaries, including BioSepra, SepraChem (from January 1, 1996 to March 11, 1996), NEP, Versicor and Sepracor Canada Limited. In June 1996, NEP was merged into Sepracor Inc.

In September 1995, HemaSure Inc. ("HemaSure") completed the sale of 2,500,000 shares of its common stock, $.01 par value per share, pursuant to an underwritten public offering. As a result of the sale, the Company's ownership of the outstanding shares of common stock of HemaSure was reduced from approximately 55% to approximately 37%. Effective September 27, 1995, the Company no longer consolidates HemaSure's financial statements and accounts for the Company's investment in HemaSure using the equity method. The sale resulted in a gain of approximately $15,235,000 which was recorded as an increase to Sepracor's additional paid in capital.

In March 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that is a combination of Sterling Organics Limited, a fine chemical manufacturer, and the chiral chemistry business of Sepracor, which was conducted through its subsidiary SepraChem, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owns approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. Since March 11, 1996 Sepracor carries its investment in ChiRex using the equity method of accounting and, accordingly, recorded $2,518,000 as its share of ChiRex's losses for the year ended December 31, 1996.

In March 1996, Sepracor loaned BioSepra $3,500,000. In addition, Sepracor agreed to loan BioSepra up to an additional $2,000,000 until March 1997 (the "loans"). Interest on the loans was at prime plus 3/4%. The loans, including any interest thereon, were convertible into the shares of BioSepra stock, at the option of Sepracor at any time prior to payment. On June 10, 1996, BioSepra borrowed the additional $2,000,000. On June 10, 1996, Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion, Sepracor owns approximately 64% of BioSepra.

RESULTS OF OPERATIONS

REVENUE Product sales were $13,784,000 in 1996, $14,271,000 in 1995 and
$12,382,000 in 1994. Product sales are primarily attributable to BioSepra's sales of bioprocessing media, supplies and equipment. The increase in product sales from 1994 to 1995 was the result of increased sales of BioSepra's ProSystrademark Workstation and large scale chromatography equipment. The decrease in sales from 1995 to 1996 was primarily the result of only consolidating the results of SepraChem Inc. through March 11, 1996 partially offset by increased sales at BioSepra. The Company believes that sales of BioSepra's HyperDtrademark media products, which were introduced in 1993, have been adversely affected by, and may continue to be adversely affected by, the pending patent litigation with PerSeptive BioSystems, Inc. ("PerSeptive"). BioSepra's future success will depend, in part, on its ability to generate increased sales of its HyperD media products and ProSys Workstations.

Collaborative research and development revenues for 1996, 1995 and 1994, were $25,000, $1,036,000 and $303,000, respectively. The increase in research revenue from 1994 to 1995 and the decrease from 1995 to 1996 was primarily related to revenue recorded in 1995 from Bayer Corporation (formerly Sterling Winthrop which was acquired by SmithKline Beecham in late 1994) in connection with completion of Phase I clinical trials on the single isomer of a non-steroidal anti-inflammatory drug ("NSAID") as an analgesic for worldwide over-the-counter markets. This achievement resulted in revenue of $650,000 for completion of this benchmark. This contract was subsequently terminated by Bayer.

License fees and royalties were $1,232,000, $900,000 and $5,425,000, in 1996,
1995 and 1994, respectively. The increase in license fees and royalties from 1995 to 1996 primarily related to revenue recognized at BioSepra under the Beckman contract. The decrease in license fees and royalties from 1994 to 1995 primarily related to amounts earned in 1994 that did not recur in 1995, including $3,750,000 from Hoechst Marion Roussel Inc. (formerly Marion Merrell Dow, Inc. ("MMD")) and $1,000,000 from SmithKline Beecham ("SKB"). The MMD revenue was earned upon issuance to Sepracor of a U.S. patent on the use of terfenadine carboxylate as an antihistamine. The revenue from SKB was an anniversary payment as part of the NSAID contract described above. Under the MMD Agreement, Sepracor is entitled to receive up to $3,750,000 of additional payments, subject to additional milestones, and future royalties on U.S. sales of product, if any, under the patent license agreement commencing upon the expiration of an HMRI patent covering Allegra. Amounts related to Tanabe's licensing and use of Sepracor's technology in the manufacture of the chiral intermediate diltiazem included in royalties and license fees in 1996, 1995 and 1994 are $333,000, $675,000 and $675,000, respectively. Beginning in March 1996,
Sepracor now splits the royalty revenue from Tanabe on a 50/50 basis with ChiRex.

COSTS AND EXPENSES Cost of products sold as a percentage of product sales was 49% in 1996, 73% in 1995 and 56% in 1994. The higher cost of product sales in 1995 was the result of sales of products of Biopass S.A.("Biopass"),a wholly-owned subsidiary of Biospera, which was sold in July 1995. To a lesser extent, cost of products sold as a percentage of product sales decreased in 1996 as compared to 1995 as a result of reduced overall manufacturing costs at BioSepra due to the cost-reduction program implemented in June 1995.

Research and development expenses were $35,828,000, $21,707,000 and $17,723,000, in 1996, 1995 and 1994, respec-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

tively. The increase in 1996 from 1995 was primarily due to higher spending on preclinical and clinical trials in Sepracor's pharmaceutical programs. Sepracor's research and development spending in 1996 focused primarily on its four lead compounds: (1) Levalbuterol-Phase III clinical trials, (2) Norastemizole-Phase I/II clinical trials, (3) S-oxybutynin-Phase I clinical trials, and (4) R, R-formoterol-pre clinical trials. In 1995, research and development spending increased from 1994 primarily due to spending on Sepracor's preclinical and clinical trials in its pharmaceutical program and increased spending in product development of HemaSure's Steripathtrademark Blood Pathogen Inactivation System.

Selling, general and administrative expenses and legal expense related to patents were $16,312,000, $20,411,000 and $16,212,000, in 1996, 1995 and 1994,
respectively. The decrease in 1996 was primarily due to the impact of HemaSure no longer being consolidated in the results of Sepracor in 1996 and the cost reduction program entered into at BioSepra beginning in June 1995. The increase in 1995 was primarily due to the hiring of certain management personnel at Sepracor and BioSepra, increased legal expenses related to the lawsuits filed by and against PerSeptive, and increased marketing expenses for HemaSure's LeukoNettrademark Pre-Storage Leukoreduction Filtration System.

In June 1995, BioSepra announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process development and process segments of the biopharmaceutical market. In connection with this program in July 1995, BioSepra completed the sale of Biopass. As part of the cost-reduction program, BioSepra recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount $1,180,000 represents severance and benefits related to the reduction in workforce in the U.S. and France and $2,964,000 relates to impairment of intangibles and loss on assets to net realizable value. BioSepra has completed its reduction in workforce related to this cost-reduction program resulting in the termination of 55 employees consisting of research and development, administrative, production and marketing/sales personnel. BioSepra paid $140,000 and $1,025,000 of the costs relating to the employee reduction as of December 31, 1996 and 1995, respectively, and expects the remaining severance and medical payments to be completed in 1997.

In July 1995, BioSepra sold Biopass while retaining the chromatography column technology that it assumed when it acquired Biopass. The results of Biopass operations through July 19, 1995 have been included in the consolidated results of operations for the year ended December 31, 1995. The loss of $2,964,000, on the sale of Biopass, was recorded in restructuring and impairment costs in the results of operations in 1995. In 1996, BioSepra wrote-off the remaining unamortized portion of certain purchased technology of approximately $741,000.

Equity in loss of investees was $17,539,000 and $808,000 for 1996 and 1995. There were no similar amounts in 1994. The equity in loss consists of the Company's portion of HemaSure's and ChiRex's net loss. Included in ChiRex's results were one-time write-offs of $11,076,000 (Sepracor's portion of this one-time write-off was $3,544,000) from ChiRex's initial public offering and resulting transactions. Included in HemaSure's results were $24,748,000 relating to the operations and discontinuation of HemaSure's blood plasma business (Sepracor's portion of this was $9,157,000). Interest income was $6,713,000, $3,228,000 and $1,390,000, in 1996, 1995 and 1994, respectively. The increases were primarily due to larger amounts of cash balances available for investment. Interest expense was $6,140,000, $2,077,000 and $832,000, in 1996, 1995 and
1994, respectively. The increases in interest expense were due to the $80,880,000 subordinated convertible debenture offering completed in November and December of 1995. Net other expense was $107,000, $1,171,000 and $213,000, in 1996, 1995 and 1994, respectively. The increase in 1995 was primarily due to the write-off of approximately $800,000 of certain deferred financing costs by Sepracor related to SepraChem. Net other expense also reflects gains and losses from foreign exchange transactions.

Minority interests in subsidiaries resulted in a reduction of consolidated net loss of $846,000, $7,881,000 and $5,556,000 in 1996, 1995 and 1994. The decrease in 1996 from 1995 results from smaller losses at BioSepra and from HemaSure no longer being consolidated into the results of operations of Sepracor. The increase in 1995 from 1994 relates to larger losses at BioSepra and HemaSure.

LEGAL

Sepracor and BioSepra are defendants in three lawsuits brought by PerSeptive BioSystems, Inc., a competitor of BioSepra, in the United States District Court for the District of Massachusetts. In actions commenced in October 1993 and January 1995, PerSeptive has alleged that Sepracor's and BioSepra's manufacture and sale of HyperD chromatography media infringe four of PerSeptive's United States patents. PerSeptive is seeking unspecified monetary damages as well as injunctive relief. In a separate action, PerSeptive has alleged that certain statements made by Sepracor and BioSepra with respect to the performance of HyperD media, performance of PerSeptive's POROSRegistration Mark media, and the internal structures of POROS and HyperD media, including statements made in BioSepra's prospectus dated March 24, 1994, constitute false advertising. PerSeptive also asserts that an additional perfusion chromatography patent has been allowed, and that another patent related to perfusion chromatography has been issued. The new perfusion chromatography patent contains claims similar to the other patents that Sepracor and BioSepra are alleged to have infringed.

BioSepra has received an opinion of its patent counsel to the effect that a properly informed court should conclude the manufacture, use and/or sale by BioSepra or its customers of the present HyperD

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

products do not infringe any valid claims of the three United States patents held by PerSeptive relating to "perfusion chromatography." PerSeptive has not formally claimed that the present HyperD products infringe the fourth perfusion patent. Allegations have also been made that another United States patent, which relates to the chemistry of certain coatings applied during the manufacture of HyperD (the "coatings patent"), is infringed by the manufacture, sale or use of HyperD. BioSepra and Sepracor have asserted a counterclaim charging PerSeptive with unfair competition.

On January 9, 1996, the United States District Court for the District of Massachusetts in part granted Sepracor's and BioSepra's request for summary judgment with respect to three of PerSeptive's patents concerning "Perfusion Chromatography" (the "January 9 Order"). The Court ruled that persons in addition to those named in the "perfusion" patents were inventors of the alleged inventions claimed in those patents. This ruling may ultimately dispose of PerSeptive's claims concerning the "perfusion" patents, depending on the Court's resolution of PerSeptive's effort to correct the patents and the outcome on appeal by PerSeptive of the January 9 Order or appeal by any party of any ruling regarding correction of inventorship.

In its January 9 Order, the Court ruled that PerSeptive's claims related to the three "perfusion" patents would be dismissed on January 19, 1996, if PerSeptive had not requested correction of inventorship by that date. The Court postponed this deadline pending its ruling on PerSeptive's request for certification of an immediate appeal of the January 9 Order to the United States Court of Appeals for the Federal Circuit. On March 12, 1996, the Court denied PerSeptive's motion for immediate appeal and scheduled a hearing on deceptive intent on the part of PerSeptive, if PerSeptive moved to correct inventorship (the "March 12 Order"). The Court required PerSeptive to make any motion to correct by March 31, 1996. In response, PerSeptive requested that the Court vacate its January 9 and March 12 Orders, or in the alternative, correct the patents in such a way that the presently unnamed inventors obtained no rights to license the patents. The court denied PerSeptive's motion to vacate, and scheduled a hearing on PerSeptive's motion to correct the patents which was completed in August 1996. The District Court has not rendered a decision based on the August hearing.

According to the January 9 and March 12 Orders, PerSeptive could correct inventorship if it bears the burden of proving that its initial designation of inventors was done without deceptive intent. PerSeptive has asserted that no motion to correct need be filed, and that Sepracor and BioSepra bear the burden of proving deceptive intent. PerSeptive also asserts that the unnamed inventors should not be added to the patents or given any right to license the patents, and that as a matter of law they did not err in not naming the two unnamed inventors, and did not name inventors with deceptive intent. Sepracor and BioSepra contend that if PerSeptive is able to correct inventorship, the presently unnamed inventors would have independent rights to license the "perfusion" patents unless the Court ruled that the unnamed inventors are not entitled to such rights. If inventorship could not be corrected, the "perfusion" patents would be held invalid, subject to appeal by PerSeptive. A decision by the District Court to correct inventorship, or preventing the unnamed inventors from licensing the "perfusion" patents, would be subject to appeal by any party. PerSeptive could appeal any decision invalidating the patents for willful misdesignation of inventors.

There can be no assurance that Sepracor and BioSepra will prevail in the pending litigation, and an adverse outcome in any of the patent infringement actions on any of the chromatography patents would have a material adverse effect on Sepracor's and BioSepra's future business and operations. BioSepra has entered into a joint development and distribution agreement with Beckman Instruments, Inc. ("Beckman"). BioSepra is required to repay to Beckman all or part of certain payments if BioSepra terminates Beckman's right to use and sell HyperD media because a court finds HyperD media infringes any third party patents.

Substantial funds have been and continue to be expended in connection with the defense of the litigation. Sepracor has agreed to control the defense of the litigation, and Sepracor and BioSepra share equally in expenses, net of insurance payments. In addition, in the event of any settlement or judgment adverse to BioSepra, Sepracor has agreed to indemnify BioSepra from and against any damages that BioSepra is required to pay with respect to its manufacture, use or sale of HyperD media products occurring prior to March 24, 1994.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that the HemaSure's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321, HemaSure filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time. The parties are awaiting the Court's decision.

With respect to the second action concerning U.S. Patent Nos. 4,340,479 ("the '479 patent") and 4,952,572 ("the '572 patent"), HemaSure has answered the complaint stating that it does not infringe any claim of the assorted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of a license.

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the present LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

HemaSure will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's future business and operations.

OTHER

The Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share", which modifies the way in which earnings per share ("EPS") is calculated and disclosed. Currently, Sepracor discloses primary EPS. Upon adoption of this standard for the fiscal period ending December 31, 1997, Sepracor will disclose basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. The adoption of SFAS 128 will not change the way EPS is presently calculated by Sepracor.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents plus marketable securities of Sepracor and its subsidiaries, including BioSepra, totaled $103,650,000 at December 31, 1996, compared to $143,250,000 at December 31, 1995. Cash and cash equivalents plus marketable securities of Sepracor, excluding BioSepra, at December 31, 1996 were $98,981,000.

The net cash used in operating activities for the year ended December 31, 1996 was $30,111,000. The net cash used in operating activities includes the net loss of $60,110,000 and the minority interests in subsidiary portion of the net loss of $846,000. This was offset by non-cash charges of $22,206,000. The Company's account receivable balance at December 31, 1996 decreased by $2,069,000 from the December 31, 1995 balance primarily due to the timing of collection of license fees receivable by Sepracor in 1996. The other current asset balance increased by $796,000 primarily due to increases in prepaid insurance and other receivables. The accounts payable and accrued expense balances increased a total of $7,291,000 from the December 31, 1995 balances primarily due to increases in research and development accruals at Sepracor.

In October 1995 Versicor entered into a Convertible Subordinated Note Agreement (the "Note") with Sepracor. Under this Note, Sepracor agrees to loan to Versicor until October 2, 1998, such sums as Versicor may from time to time request but may not exceed $4,700,000. The Note shall accrue and bear interest at the Prime Rate plus 1/2% (8.75% at December 31, 1996), not to exceed 9.5%. The Note is convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principle and interest, by $0.7833. The amount outstanding under the Note was $5,066,000 and $1,142,000, at December 31, 1996 and 1995, respectively. Total interest expense charged to Versicor under this agreement was $349,000 and $17,000 in 1996 and 1995.

In 1996, Versicor entered into a loan agreement with Sepracor. Under this agreement Sepracor agrees to loan to Versicor, such amounts as Versicor from time to time requests but which may not exceed, the aggregate principal amount at any one time of $7,500,000. The loan accrues interest equal to the prime rate minus 1/4% (8% at December 31, 1996). This rate is subject to change under certain circumstances. The total amount outstanding under this loan agreement was $2,705,000 at December 31, 1996. Total interest expense charged to Versicor under this agreement was $68,000 in 1996.

In December 1996, Sepracor, BioSepra and Versicor entered into a revolving credit agreement with a commercial bank that provides for borrowing of up to an aggregate of $10,000,000. BioSepra and Versicor can borrow up to $3,000,000 each. All borrowings are collateralized by certain assets of the companies. The credit agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor and BioSepra. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1996, there was no amount outstanding under this agreement. The annual interest rate on such borrowings is at the lower of the prime rate or LIBOR plus 1.75.

In December 1996, Versicor entered into a term loan agreement with a commercial bank that provides for borrowing of up to $3,000,000 for the purpose of financing capital equipment purchases. No individual term loan can be less than $500,000 and shall be payable in sixteen equal quarterly installments commencing on January 1, 1998 with the final payment of the balance on December 31, 2001 or such earlier date that the balance shall have been reduced to zero. There were no amounts outstanding under this term loan agreement at December 31, 1996. The annual interest rate on such borrowings is at the bank's Fixed Quoted Rate plus 1/2% or the prime rate.

In 1994, Sepracor, BioSepra and HemaSure entered into an equipment leasing arrangement that provides for a total of up to $2,000,000 of financing to Sepracor and its subsidiaries for the purpose of financing of capital equipment in the U.S. All outstanding amounts are collateralized by the assets so financed and BioSepra's portion is guaranteed by Sepracor. At December 31, 1996, Sepracor and BioSepra had $565,000 outstanding under this credit facility.

At December 31, 1996, Sepracor guaranteed $1,025,000 of outstanding bank borrowings of BioSepra S.A., BioSepra's wholly-owned French subsidiary.

In 1994, Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, entered into two credit agreements with two Canadian provincial and federal business development agencies for approximately $2,960,000 in term debt, of which $2,590,000 is at an annual interest rate of 9.25% and $370,000 is interest free. As of December 31, 1996, $2,960,000 of such term debt had been received by Sepracor Canada Limited. Sepracor Canada Limited also received a grant of approximately $740,000.

A registration statement for the offering to the public of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

3,489,301 shares of ChiRex common stock held by Sepracor was declared effective by the Securities and Exchange Commission on March 24, 1997. Sepracor expects to receive net proceeds of approximately $31,125,000 after payment of the underwriting discounts and commissions but before payment of the other expenses associated with the offering. The offering is expected to close on March 31, 1997.

FACTORS AFFECTING FUTURE OPERATING RESULTS

Certain of the information contained in this Annual Report, including information with respect to the safety, efficacy and potential benefits of the Company's ICEtrademark Pharmaceuticals under development and the scope of patent protection with respect to these products and information with respect to the Company's other plans and strategy for its business, consists of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

The Company will require substantial additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds could require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties to commercialize products or technologies that the Company would otherwise develop or commercialize itself. While the Company believes that its available cash balances will be sufficient to meet its capital requirements into 1998, the Company may need to raise additional funds to support its long term product development and commercialization programs. There can be no assurance that such capital will be available on favorable terms, if at all. The Company's cash requirements may vary materially from those now planned because of results of research and development, results of product testing, relationships with customers, changes in focus and direction of the Company's research and development programs, competitive and technological advances, patent developments, the FDA regulatory process, the capital requirements of BioSepra and Versicor, and other factors.

Since substantially all of Sepracor's ICE Pharmaceuticals are at the early stages of development, there can be no assurance that these drugs will have improved characteristics that provide greater benefits or fewer side effects than the corresponding racemic drugs or that research efforts undertaken by Sepracor will lead to the discovery of further drugs with such improved characteristics. All of the drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and an additional commitment of resources prior to their commercialization. There can be no assurance that the results of such clinical trials will be consistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials will be consistent with those obtained in earlier phases. There also can be no assurance that any such products will be shown to be safe and efficacious. The ability to commercialize successfully any ICE compound will depend, to a significant degree, upon the ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Sepracor has limited experience in conducting human clinical trials and in manufacturing pharmaceutical products and has no experience in marketing such products.

Proprietary rights relating to the products of Sepracor will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. Certain of the technology that may be used in the products of Sepracor is not covered by any patent or patent application. There can be no assurance that any pending patent applications relating to the products of Sepracor will result in patents being issued or that any such patents will afford protection against competitors with similar technology. There may be pending or issued third-party patents relating to the products of Sepracor and Sepracor may need to acquire licenses to, or to contest the validity of, any such patents. It is likely that significant funds would be required to defend any claim that Sepracor infringes a third-party patent, and any such claim could adversely affect sales of the challenged product of Sepracor until the claim is resolved. There can be no assurance that any license required under any such patent would be made available.

Other factors that may affect the Company's future operating results include: inherent risk of product liability claims which may result from the testing, marketing and sale of human healthcare products, the Company's fluctuations in quarterly operating results, the Company's ability to enter into collaborative agreements with pharmaceutical companies to fund development and commercialization of its products, obtaining on a timely basis regulatory approvals for marketing and sale of its products, the scope and timing of future royalties that Sepracor may receive from HMRI upon U.S. sales of its Allegra products, the operation of its manufacturing facility and competing successfully in the market.

Factors that may affect the future operating results of BioSepra include: the outcome of the lawsuits brought by PerSeptive, the ability of BioSepra to obtain additional financing, and the success of BioSepra's two product lines: HyperD media, which was introduced in March 1993, and the ProSys Workstation, which was introduced in late 1994. Sales of HyperD media and the ProSys Workstation have been, and are expected to continue to be, affected adversely by the pending litigation with PerSeptive described above.

Because of the foregoing factors, past financial results should not be relied upon as an indication of future performance. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period to period in the future.

SUPPLEMENTAL STOCKHOLDER INFORMATION

PRICE RANGE OF COMMON STOCK

The Common Stock of Sepracor Inc. has been traded on the Nasdaq Stock Market under the symbol SEPR since September 20, 1991. Prior to September 20, 1991, the
Company's Common Stock was not publicly traded. On March 14, 1997, the closing price of the Company's Common Stock as reported on the Nasdaq Stock Market was $21.25 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq Stock Market.

 1996                               High              Low
------------------------------------------------------------------
First Quarter                      20 1/8            14
Second Quarter                     16 1/4            11 1/8
Third Quarter                      16 1/8            10 1/4
Fourth Quarter                     17 1/8            13 3/4

1995                                High              Low
------------------------------------- ----------------- ------------
First Quarter                      11                    4
Second Quarter                     13 7/8              9 3/8
Third Quarter                      22                 11 3/8
Fourth Quarter                     22 7/8             13 5/8

On March 14, 1997, Sepracor had approximately 503 stockholders of record.

DIVIDEND POLICY

Sepracor has never paid cash dividends on its Common Stock. The Company currently intends to reinvest its earnings, if any, for use in the business and does not expect to pay cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

Questions regarding accounts, address changes, stock transfer and lost certificates should be directed to:
Boston EquiServe L.P.
Mail Stop 45-02-16
P.O. Box 1865
Boston, MA 02105
Phone: (617) 575-2000

FORM 10-K
A copy of the Company's annual report on Form 10-K is available, without charge, upon written request to:

Executive Vice President, Chief Financial Officer
Sepracor Inc.
111 Locke Drive
Marlborough, MA 01752

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SEPRACOR INC.

We have audited the accompanying consolidated balance sheets of Sepracor Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Sepracor's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 financial statements of BioSepra Inc., a majority-owned subsidiary, whose statements reflect total assets and revenues constituting 16% and 95%, respectively, of the related 1996 consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for BioSepra Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the 1996 report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sepracor Inc. as of December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Boston, Massachusetts
February 13, 1997,
except as to the information
in Note W for which the date is
March 24, 1997

SEPRACOR INC. CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except par value amounts)                 1996          1995
-----------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (Note B)                         $  83,344    $ 135,818
        Cash in escrow (Note T)                                                     1,614
        Marketable securities (Note B)                                20,306        7,432
        Accounts receivable (Note E)                                   3,129        5,508
        Inventories (Note F)                                           3,481        3,412
        Other assets                                                   1,588          524
-------------------------------------------------------------------------------------------
Total current assets                                               $ 111,848    $ 154,308
-------------------------------------------------------------------------------------------

Property and equipment, net (Note G)
                                                                      17,045       12,497
Investment in affiliates (Note D)                                      3,100       17,949
Excess of investment over net assets acquired, net (Note T)            9,254       10,633
Other assets (Note L)                                                  5,442        7,326
-------------------------------------------------------------------------------------------
Total assets                                                        $146,689     $202,713
===========================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
        Accounts payable                                           $   4,300    $   3,325
        Accrued expenses (Note I)                                     12,174        5,900
        Deferred revenue (Notes B and J)                               3,646        3,500
        Acquisition payable (Note T)                                                1,614
        Notes payable and current portion
                of capital lease obligation and
                long-term debt (Notes K and M)                           804        3,152
-------------------------------------------------------------------------------------------
Total current liabilities                                             20,924       17,491
-------------------------------------------------------------------------------------------
Long-term debt and capital lease obligation (Notes K and M)            4,387        4,938
Convertible subordinated debentures (Note L)                          80,880       80,880
-------------------------------------------------------------------------------------------
Total liabilities                                                    106,191      103,309
-------------------------------------------------------------------------------------------
Convertible redeemable preferred stock (Note O)                        6,100        5,500
Minority interest (Note C)                                             4,006        4,677
Commitments and contingencies (Notes M and N)
Stockholders' equity (Notes C, D, L, O and P)
        Common stock, $.10 par value, authorized 40,000 in 1996,
          35,000 in 1995, issued and outstanding 27,271 in 1996
          and 26,816 in 1995                                           2,727        2,682
        Additional paid-in capital                                   214,399      212,814
        Unearned compensation, net                                      (234)
        Accumulated deficit                                         (186,905)    (126,795)
        Equity adjustments                                               405          526
-------------------------------------------------------------------------------------------
Total stockholders' equity                                            30,392       89,227
-------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                         $ 146,689    $ 202,713
===========================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, (in thousands, except per share amounts)     1996          1995         1994
--------------------------------------------------------------------------------------------------------
Revenues:
        Product sales                                              $ 13,784      $ 14,271      $ 12,382
        Collaborative research and development (Note R)                  25         1,036           303
        License fees and royalties (Note R)                           1,232           900         5,425
--------------------------------------------------------------------------------------------------------
Total revenues                                                       15,041        16,207        18,110
--------------------------------------------------------------------------------------------------------
Costs and expenses:
        Cost of products sold                                         6,784        10,410         6,919
        Research and development                                     35,828        21,707        17,723
        Purchase of in-process research and development (Note T)                                  3,500
        Selling, general and administrative                          15,245        19,037        15,460
        Legal expense related to patents                              1,067         1,374           752
        Restructuring charge (Note H)                                               4,144
--------------------------------------------------------------------------------------------------------
Total costs and expenses                                             58,924        56,672        44,354
--------------------------------------------------------------------------------------------------------
Loss from operations                                                (43,883)      (40,465)      (26,244)
--------------------------------------------------------------------------------------------------------
Other income (expense):
        Equity in investee losses (Note D)                          (17,539)         (808)
        Interest income                                               6,713         3,228         1,390
        Interest expense                                             (6,140)       (2,077)         (832)
        Other income (expense)                                         (107)       (1,171)         (213)
--------------------------------------------------------------------------------------------------------
Net loss before minority interests                                  (60,956)      (41,293)      (25,899)
Minority interests in subsidiaries (Note C)                             846         7,881         5,556
--------------------------------------------------------------------------------------------------------
Net loss                                                           $(60,110)     $(33,412)     $(20,343)
========================================================================================================
Net loss applicable to common shares (Note B)                      $(60,710)     $(33,412)     $(20,343)
========================================================================================================
Net loss per common share (Note B)                                 $  (2.25)     $  (1.54)     $  (1.09)
Weighted average number of common
        shares outstanding                                           27,032        21,637        18,644


The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                            Total
                                                                         Additional                                         Stock-
Year Ended December 31,               Preferred Stock  Common Stock      Paid-In    Unearned   Accumulated      Equity     holders'
1996, 1995 and 1994 (in thousands)   Shares    Amount  Shares   Amount   Capital  Compensation    Deficit    Adjustments    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                           18,605   $1,860   $104,460              $ (73,040)     $(128)      $ 33,152
====================================================================================================================================
   Issuance of common stock to
      employees under stock plans                          76        8        305                                              313
   Issuance of preferred stock in
      private placement                 79    $79                           4,921                                            5,000
   Gain on issuance of
      subsidiaries stock                                                   12,362                                           12,362
   Net loss                                                                                      (20,343)                  (20,343)
   Foreign currency translation
       adjustments                                                                                               1               1
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994            79     79      18,681    1,868    122,048                (93,383)     (127)         30,485
====================================================================================================================================
   Issuance of common stock to
      employees under stock plans                         430       43      1,141                                            1,184
   Gain on issuance of subsidiary's
      stock                                                                15,235                                           15,235
   Issuance of common stock in
      public follow-on offering and
      warrant exercises                                 5,620      562     68,110                                           68,672
   Issuance of common stock for
      acquisition                                         102       11      1,399                                            1,410
   Issuance of common stock from
      conversion of subordinated
      convertible notes                                 1,189      119      5,381                                            5,500
   Issuance of common stock from
      conversion of preferred stock    (79)  $(79)        794       79
   Accrued dividends from
      preferred  stock                                                       (500)                                            (500)
   Net loss                                                                                      (33,412)                  (33,412)
   Foreign currency translation
      adjustments                                                                                              653             653
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                           26,816    2,682    212,814               (126,795)      526          89,227
====================================================================================================================================
   Issuance of common stock to
      employees under stock plans                         455       45      2,185                                            2,230
   Accrued dividends from preferred
       stock                                                                 (600)                                            (600)
  Unearned compensation, net                                                           $(234)                                 (234)
  Net loss                                                                                       (60,110)                  (60,110)
  Equity adjustments                                                                                          (121)           (121)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           27,271   $2,727   $214,399      $(234)  $(186,905)    $ 405         $30,392
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)                                     1996              1995             1994
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                               $(60,110)         $(33,412)       $(20,343)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
     Minority interests in subsidiaries                                       (846)           (7,881)         (5,556)
     Depreciation and amortization                                           4,400             2,785           3,323
     Provision for doubtful accounts                                           142               286              61
     Equity in investee losses                                              17,539               808
     Loss on disposal of property and equipment                                125                10              45
     Restructuring charges                                                                     2,629
     Purchase of in-process research and development                                                           3,500
   Changes in operating assets and liabilities,
     net of effects of acquired business:
     Accounts receivable                                                     2,069             4,272          (7,109)
     Inventories                                                               (72)            1,727            (260)
     Other current assets                                                     (796)             (313)            (64)
     Accounts payable                                                        1,115            (3,315)          2,421
     Accrued expenses                                                        6,176             1,424           2,731
     Deferred revenue                                                          147             2,757            (299)
------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                      (30,111)          (28,223)        (21,550)
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of marketable securities                                      (93,328)          (24,584)           (821)
   Sales and maturities of marketable securities                            80,454            19,350          14,410
   Additions to property and equipment                                     (10,121)           (3,184)         (7,433)
   Cash paid for purchase of Biopass S.A., net of cash acquired                                               (3,306)
   Cash in escrow                                                                                             (1,483)
   Proceeds from sale of equipment                                             147                34
   Investment in subsidiary                                                                   (6,639)
   Increase (decrease) in other assets                                       1,560            (1,203)         (1,059)
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                        (21,288)          (16,226)            308
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net proceeds from issuance of stock                                       2,047            74,904           5,313
   Net proceeds from issuance of subsidiaries' stock                                                          32,924
   Net proceeds from sale of convertible subordinated debentures                              78,268
   Borrowings under long-term debt                                                             3,778             994
   Repayments of long-term debt                                               (826)             (439)           (247)
   (Repayments) borrowings under line of credit agreements                  (2,299)           (1,701)          3,073
-------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                         (1,078)          154,810          42,057
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                     3                60               6
-------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                       (52,474)          110,421          20,821
Cash and cash equivalents at beginning of year                             135,818            25,397           4,576
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $83,344          $135,818        $ 25,397
-------------------------------------------------------------------------------------------------------------------------
Supplemental schedule of cash flow information:
Cash paid during the year for interest                                    $  6,337          $  1,666        $    796
Capital lease obligations incurred                                        $     61          $    915        $    462
=========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A - NATURE OF THE BUSINESS
Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Specifically, Sepracor is developing improved versions of best-selling drugs called ICEtrademark Pharmaceuticals (Improved Chemical Entities). Sepracor is focusing on advancing its pharmaceutical programs and strengthening its patent positions for these ICE pharmaceuticals. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia which commenced operations in February 1995. Sepracor's majority-owned subsidiary Versicor Inc., has initiated a program in combinatorial chemistry. This emerging field involves the creation of diverse, chemical libraries, consisting of three-dimensional, space filling chiral molecules. Sepracor's 64% owned subsidiary, BioSepra Inc., with operations in France and the U.S., is committed to supplying high-quality, reliable bioprocessing media and equipment to the biotechnology industry. Sepracor's 37% owned subsidiary, HemaSure Inc., is dedicated to making blood safer through blood filtration devices and viral inactivation technology. Sepracor's 32% owned subsidiary, ChiRex Inc., manufactures and markets fine chemicals.

Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, development by Sepracor or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology and compliance with government regulations.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: Consolidated financial statements include the accounts of Sepracor and all of its wholly and majority-owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies which are 50% owned or less are accounted for using the equity method.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following:
(1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and
(3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATION OF AMOUNTS: Certain prior year amounts have been reclassified to be consistent with the current year presentation.

TRANSLATION OF FOREIGN CURRENCIES: The assets and liabilities of Sepracor's international subsidiaries are translated into U.S. dollars (the functional currency) using current exchange rates. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in the cumulative translation adjustment account in stockholders' equity. Foreign exchange transaction gains and losses are included in other income (expense).

CASH AND CASH EQUIVALENTS: Sepracor considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. As of December 31, 1996 and 1995, cash equivalents primarily consist of $4,511,000 and $8,974,000 in repurchase agreements, $70,215,000 and $108,581,000 in high quality corporate and government commercial paper and $8,403,000 and $17,769,000 in money market instruments which invests primarily in U.S. Treasury securities, respectively.

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject Sepracor to concentrations of credit risk primarily consist of cash and cash equivalents. Sepracor places its cash, temporary cash investments and marketable securities with high credit quality financial institutions.

MARKETABLE SECURITIES: Sepracor accounts for investments in marketable securities using the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Sepracor has classified all of its marketable securities as "available for sale."

Marketable securities include government securities and corporate commercial paper, maturing in less than a year, which can be readily purchased or sold using established markets. Marketable securities are stated at fair value. Net realized gains and losses on security transactions are determined on the specific identification cost basis. The market value of Sepracor's marketable securities at December 31, 1996 and 1995, was not materially different from cost.

Marketable securities consist of the following at December 31, (in thousands):

                                      1996        1995
Government Security                 $ 5,000
Corporate commercial paper           15,306      $7,432
-------------------------------------------------------
                                    $20,306      $7,432
-------------------------------------------------------

The gross realized gains on the sale of marketable securities were $0, $0 and $19,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

SOFTWARE CAPITALIZATION: Sepracor capitalizes computer software costs in accordance with the provision of Statement of Financial Accounting Standards No. 86 "Capitalization of Computer Software Costs." The costs are amortized over the expected number of units to be sold.

INTANGIBLE ASSETS: The excess of investment over net assets acquired is amortized using the straight-line method over 20 years. Accumulated amortization was $3,510,000 and $2,872,000 at December 31, 1996 and 1995,
respectively. The Company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related unit. Sepracor capitalizes all significant costs associated with the successful filing of a patent application. Patent costs are being amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete the convertible subordinated debenture offering are being amortized over seven years.

The Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long Lived Assets to be Disposed Of" ("SFAS 121") in 1995. SFAS 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of goodwill and other assets at each reporting period based on the undiscounted projected cash flows of the related asset.

REVENUE RECOGNITION: Revenues from product sales are recognized when goods are shipped or installation is complete. Revenues for contracted services and research and development contracts are recorded based on effort incurred or milestones achieved in accordance with the terms of the contract. Deferred revenue represents progress payments received from customers pursuant to contract revenues not yet recorded. For construction contracts for bioprocessing equipment, a downpayment of up to one-third of the approximate value of equipment contracts is required prior to beginning work on the contract.

INCOME TAXES: The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NET LOSS PER SHARE: The net loss per common share is computed based upon the weighted average number of common shares outstanding. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive. Included in the 1996 net loss applicable to common shares is $600,000 of dividends relating to Series B Redeemable Exchangeable Preferred Stock (See Note O).

OTHER: The Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share", which modifies the way in which earnings per share ("EPS") is calculated and disclosed. Currently, Sepracor discloses primary EPS. Upon adoption of this standard for the fiscal period ending December 31, 1997, Sepracor will disclose basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. The adoption of SFAS 128 will not change the way EPS is presently calculated by Sepracor.

C - SEPRACOR SUBSIDIARIES
In December 1993, Sepracor formed two wholly-owned subsidiaries, BioSepra Inc. ("BioSepra") and HemaSure Inc. ("HemaSure"). Prior to that date, their businesses were conducted as divisions of Sepracor. Effective as of January 1, 1994, in exchange for 4,000,000 shares of common stock, Sepracor transferred to BioSepra its chromatography business, including all of the outstanding shares of Sepracor S.A., a French company.

Also effective January 1, 1994, in exchange for 3,000,000 shares of common stock, Sepracor transferred to HemaSure its technology relating to the manufacture, use and sale of its membrane filter products and medical devices for the separation and purification of blood, blood products and blood components.

In addition, beginning four years after the closing of the initial public offerings of BioSepra and HemaSure, Sepracor will be entitled to certain rights with respect to registration under the Securities Act of its shares of BioSepra common stock and its shares of HemaSure common stock. These rights provide that Sepracor may require each of BioSepra and HemaSure, on two occasions, to register shares having an aggregate offering price of at least $5,000,000 each, subject to certain conditions and limitations.

In March 1994, BioSepra completed its initial public offering of 3,000,000 shares of common stock at $7.00 per share, resulting in net proceeds to BioSepra of approximately $17,924,000. In April 1994 HemaSure completed its initial public offering of 2,175,000 shares of common stock at $7.00 per share, resulting in net proceeds to HemaSure of approximately $13,100,000. In June 1994, HemaSure sold an additional 326,250 shares of its common stock pursuant to exercise of the underwriter's over-allotment option resulting in net proceeds of $1,900,000. One-time gains resulting from the sale of minority interests in subsidiaries, $4,300,000 for BioSepra and $8,000,000 for HemaSure, were accounted for as equity transactions by Sepracor in the first and second quarter of 1994, respectively.

In November 1994, SepraChem Inc. was established as a wholly-owned subsidiary of Sepracor. In January 1995, in exchange for 7,999,999 common shares, Sepracor transferred to SepraChem the pharmaceutical fine chemical manufacturing business.

In May 1995, Versicor was formed as a subsidiary of Sepracor. In October 1995, Versicor sold 485,000 shares of common stock to certain shareholders, 1,600,000 shares of common stock to Sepracor and 400,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") to Sepracor. The Preferred Stock is convertible, at the option of Sepracor, into common stock on a one-for-one basis.

In October 1995, Versicor entered into a Convertible Subordinated Note Agreement (the "Note") with Sepracor. Under this Note, Sepracor agrees to loan to Versicor until October 2, 1998, such sums as Versicor may from time to time request but may not exceed $4,700,000. The Note shall accrue and bear interest at the Prime Rate plus 1/2% (8.75% at December 31, 1996), not to exceed 9.5%. The Note is convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principle and interest, by $0.7833. The amount outstanding under the Note was $5,066,000 and $1,142,000, at December 31, 1996 and 1995, respectively. Total interest expense charged to Versicor under this agreement was $349,000 and $17,000 in 1996 and 1995.

In 1996, Versicor entered into a loan agreement with Sepracor. Under this agreement Sepracor agrees to loan to Versicor, such amounts as Versicor from time to time requests but which may not exceed the aggregate principal amount at any one time of $7,500,000. The loan accrues interest equal to the prime rate minus 1/4% (8% at December 31, 1996). This rate is subject to change under certain circumstances. The total amount outstanding under this loan agreement was $2,705,000 at December 31, 1996. Total interest expense charged to Versicor under this agreement was $68,000 in 1996.

In January 1996, BioSepra signed a Promissory Note for $350,000, or so much of such sum as shall have been advanced by Sepracor for leasehold improvements in its new office space. This amount is payable over sixty installments and does not bear interest. As of December 31, 1996, BioSepra had received $350,000 under the Promissory Note.

In March 1996, Sepracor loaned BioSepra $3,500,000. In addition, Sepracor agreed to loan BioSepra up to an additional $2,000,000 until March 1997 (the "loans"). Interest on the loans was at prime plus 3/4%. The loans, including any interest thereon, were convertible into the shares of BioSepra stock, at the option of Sepracor at any time prior to payment. On June 10, 1996, Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion, Sepracor owns approximately 64% of BioSepra.

D - SEPRACOR AFFILIATES

In September 1995, HemaSure completed the sale of 2,500,000 shares of its common stock, pursuant to an underwritten public offering. As a result of the sale, Sepracor's ownership of the outstanding shares of common stock of HemaSure was reduced from approximately 55% to approximately 37%. Effective September 27, 1995, Sepracor no longer consolidates HemaSure's financial statements and accounts for the investment in HemaSure using the equity method. The sale resulted in a gain of approximately $15,235,000 which was recorded as an increase to additional paid-in capital. Since the sale, Sepracor recorded $15,021,000 and $808,000 of equity in investee losses in 1996 and 1995, respectively. HemaSure's loss in 1996 included $24,748,000 (Sepracor's portion of this was $9,157,000) relating to its operating loss and a one-time loss on disposal of its discontinued blood plasma business.

In March 1996, ChiRex, a newly formed corporation that is a combination of Sterling Organics Limited, a fine chemical manufacturer, and the chiral chemistry business of Sepracor, which was conducted through its subsidiary SepraChem, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owns approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. Since March 11, 1996, Sepracor carries its investment in ChiRex using the equity method of accounting and, accordingly, recorded $2,518,000 as its share of ChiRex's losses for the year ended December 31, 1996. Included in ChiRex's results were one-time write-offs of $11,076,000 (Sepracor's portion of this was $3,544,000) from ChiRex's initial public offering and resulting transactions (See Note W).

E - ACCOUNTS RECEIVABLE

Sepracor's trade receivables primarily represent amounts due to BioSepra from companies and research institutions in the United States, Europe and Japan engaged in the research, development, or production of pharmaceutical and biopharmaceutical products. BioSepra performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts was $233,000 and $132,000 at December 31, 1996 and 1995, respectively.

F - INVENTORIES

Inventories consist of the following at December 31 (in thousands):
                               1996           1995
--------------------------------------------------------
Raw materials                 $1,155         $1,104
Work in progress                 310            279
Finished goods                 2,016          2,029
--------------------------------------------------------
                              $3,481         $3,412
========================================================


G - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at
December 31 (in thousands):
                                                   1996         1995
-------------------------------------------------------------------------
Land                                            $    74      $    74
Building                                          1,932        1,932
Laboratory and manufacturing                     11,233       10,908
    equipment
Office equipment                                  4,844        3,246
Leasehold improvements                            5,493        3,279
-------------------------------------------------------------------------
                                                 23,576       19,439
Accumulated depreciation
    and amortization                             (6,724)      (7,058)
-------------------------------------------------------------------------
                                                 16,852       12,381
Construction in progress                            193          116
-------------------------------------------------------------------------
                                                $17,045      $12,497
=========================================================================

Depreciation expense was $2,189,000, $1,477,000 and $1,525,000, for the years ended December 31, 1996, 1995 and 1994, respectively.

H - RESTRUCTURING CHARGES
In June 1995, BioSepra announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process development and process segments of the biopharmaceutical market. In connection with this program, in July 1995, BioSepra completed the sale of Biopass S.A. ("Biopass"), one of BioSepra's French subsidiaries (See Note T). As part of the cost-reduction program, BioSepra recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount, $1,180,000 represents severance and medical benefits related to the reduction in workforce in the U.S. and France and $2,964,000 relates to impairment of intangibles and loss on assets to net realizable value. BioSepra has completed its reduction in workforce related to this cost-reduction program resulting in the termination of 55 employees consisting of research and development, administrative, production and marketing/sales personnel. BioSepra paid $140,000 and $1,025,000 of the costs relating to the employee reductions as of December 31, 1996 and 1995, respectively, and expects the remaining severance and medical payments to be completed in 1997.

I - ACCRUED EXPENSES

Included in accrued expenses is $5,828,000 and $1,590,000 of accrued research and development expenses as of December 31, 1996 and 1995, respectively.

J - DEFERRED REVENUE

In March 1995, Sepracor and BioSepra, entered into separate agreements with Beckman Instruments, Inc. ("Beckman"). Beckman entered into a joint distribution and development agreement with BioSepra, and Beckman purchased certain preferred stock of Sepracor. The distribution agreement, was extended in July 1996, allowing Beckman to market on a worldwide exclusive basis for a period of three years certain HyperD chromatographic columns and provides for the development (in accordance with certain milestones) and manufacture by BioSepra of chromatographic systems for Beckman. Under the agreement, Beckman made payments of $1,400,000 and $3,500,000 in 1996 and 1995, respectively. BioSepra may be required to return to Beckman part of such payments made by Beckman under the agreement if BioSepra fails to meet such milestones or if BioSepra terminates Beckman's right to use and sell licensed products, including HyperD media, because a court finds that any such licensed products infringe any third party patents. BioSepra recognized $900,000 and $400,000 of revenue under the agreement in 1996 and 1995, respectively and recorded $3,600,000 and $3,500,000, as deferred revenue as of December 31, 1996 and 1995, respectively.

K - NOTES PAYABLE TO BANK AND LONG-TERM DEBT

Notes Payable and long-term debt consist of the following at December 31 (in thousands):
                                                         1996          1995
--------------------------------------------------------------------------------
Revolving Credit Agreement at prime plus
    3/4% (9% and 9.25% at December 31,
    1996 and 1995)                                                   $ 2,000
8.77% French Franc loan payable in
    quarterly installments through 2000               $ 1,012          1,377
Variable rate, 4.95% - 9.6%, French Franc
    Line of Credit                                         13            324
French Franc loans at 8.05% and 8.75%,
    payable in varying amounts                              7             67
Loan from Nova Scotia Business Development
    Corporation ("NSBDC") bearing
    interest at 9.25% until May 31, 2000
    and thereafter at 9.5%, repayable in
    120 consecutive monthly payments of $21
    principal plus interest commencing
    on June 1, 1995 with
    a final payment of $20                              2,183          2,440
Loan from Atlantic Canada Opportunities
    Agency, non-interest bearing, repayable
    in 60 equal installments commencing
    March 15, 1998                                        370            370
Government grant from Nova Scotia
    Department of Economic Development                    992            740
Capital Lease Obligations (see Note M)                    614            772
--------------------------------------------------------------------------------
                                                        5,191          8,090
Less current portion                                     (804)        (3,152)
--------------------------------------------------------------------------------
Total                                                 $ 4,387        $ 4,938
================================================================================

At December 31, 1996, BioSepra's wholly-owned French subsidiary ("BioSepra S.A.") had an available credit facility aggregating $385,000 from one commercial bank, of which $13,000 and $324,000 was outstanding at December 31, 1996 and 1995, respectively. The amount available under this credit facility, which is payable on demand, is guaranteed by Sepracor. Sepracor also guarantees a certain French Franc loan held by BioSepra S.A. The amount outstanding under this loan was $1,012,000 and $1,377,000 at December 31, 1996 and 1995, respectively.

In December 1994, Sepracor, HemaSure and BioSepra entered into a revolving credit agreement with a commercial bank that provides for borrowings of up to $2,000,000 per company, a total of $5,000,000 aggregate. All amounts are collateralized by certain assets of the companies. The agreement contains certain covenants which include minimum tangible capital base, minimum cash or cash equivalents and a minimum liquidity ratio for each company. The revolving credit agreement expired in July 1996. Sepracor guaranteed amounts outstanding at each of its subsidiaries. At December 31, 1995, BioSepra had $2,000,000 outstanding under this agreement.

In December 1996, Sepracor, BioSepra and Versicor entered into a revolving credit agreement with a commercial bank that provides for borrowings of up to an aggregate of $10,000,000. BioSepra and Versicor can borrow up to a maximum of $3,000,000 each. All borrowings are collateralized by certain assets of the companies. The credit agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor and BioSepra. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1996, there was no amount outstanding under this agreement. The annual interest rate on such borrowings is the lower of the prime or LIBOR plus 1.75%.

In December 1996, Versicor entered into a term loan agreement with a commercial bank that provides for borrowings of up to $3,000,000 for the purpose of financing capital equipment purchases. No term loan can be less than $500,000 and shall be payable in sixteen equal quarterly installments commencing on January 1, 1998 with the final payment of the balance on December 31, 2001 or such earlier date that the balance shall have been reduced to zero. There were no amounts outstanding under this term loan agreement at December 31, 1996. The annual interest rate on such borrowings is the lower of the bank's Fixed Quoted Rate plus 1/2% or the prime rate.

Sepracor guarantees the loan from NSBDC. The government grant received by Sepracor Canada Limited may be repayable if Sepracor Canada Limited fails to meet certain conditions of the agreement. The government assistance is recorded as debt and is amortized on the same basis as the depreciation of the related capital assets.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1997-$649,000, 1998-$690,000, 1999-$703,000, 2000-$558,000, 2001-$332,000.

L - CONVERTIBLE SUBORDINATED DEBENTURES

In November 1995, Sepracor issued $75,000,000 of Convertible Subordinated Debentures (the "Debentures"). The Debentures bear interest at 7% payable semi-annually, commencing on June 1, 1996, and are due on December 1, 2002. The Debentures are convertible into shares of Common Stock of the Company at $19.68 per share. In December 1995, Sepracor issued $5,880,000 of debentures when the underwriters exercised a portion of the overallotment option. The market value of the Debentures exceeds cost at December 31, 1996.

As part of the sale of the Debentures, Sepracor incurred approximately $2,788,000 of offering costs. These costs are classified in other assets and will be amortized over the life of the debentures, which is seven years.

M - COMMITMENTS

In November 1994, Sepracor, HemaSure and BioSepra entered into an equipment leasing arrangement that provides for a total of $2,000,000 for the purpose of financing the purchase of capital equipment in the United States. All outstanding amounts are collateralized by the assets so financed and BioSepra's portion is guaranteed by Sepracor. BioSepra had $235,000 outstanding under this agreement at December 31, 1996.

Future minimum lease payments under all noncancelable leases in effect at December 31, 1996, are as follows (in thousands):
                                       Operating         Capital
Year                                    Leases            Leases
---------------------------------------------------------------------
1997                                  $   946            $ 308
1998                                    1,480              297
1999                                    1,535              119
2000                                    1,572
2001                                    1,607
Thereafter                             11,502
---------------------------------------------------------------------
Total minimum lease payments          $18,642            $ 724
Less amount representing interest                         (110)
---------------------------------------------------------------------
Present value of minimum
  lease payments                                          $614
=====================================================================

Future minimum lease payments under operating leases relate to Sepracor's and Versicor's principal office, laboratory and production facilities. The lease terms provide options to extend the leases. The leases require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $1,240,000, $1,003,000 and $1,495,000, for the years ended December 31, 1996,
1995 and 1994, respectively.

N - LITIGATION

Sepracor and BioSepra are defendants in three lawsuits brought by PerSeptive BioSystems, Inc. ("PerSeptive"), a competitor of BioSepra, in the United States District Court for the District of Massachusetts. In actions commenced in October 1993 and January 1995, PerSeptive has alleged that Sepracor's and BioSepra's manufacture and sale of HyperDtrademark chromatography media infringe four of PerSeptive's United States patents. PerSeptive is seeking unspecified monetary damages as well as injunctive relief. In a separate action, PerSeptive has alleged that certain statements made by Sepracor and BioSepra with respect to the performance of HyperD media, performance of PerSeptive's POROSRegistration Mark media, and the internal structures of POROS and HyperD media, including statements made in BioSepra's prospectus dated March 24, 1994, constitute false advertising. PerSeptive also asserts that an additional perfusion chromatography patent has been allowed, and that another patent related to perfusion chromatography has been issued. The new perfusion chromatography patent contains claims similar to the other patents that Sepracor and BioSepra are alleged to have infringed.

BioSepra has received an opinion from its patent counsel to the effect that a properly informed court should conclude the manufacture, use and/or sale by BioSepra or its customers of the present HyperD products do not infringe any valid claims of the three United States patents held by PerSeptive relating to "perfusion chromatography." PerSeptive has not formally claimed that the present HyperD products infringe the fourth perfusion patent. Allegations have also been made that another United States patent, which relates to the chemistry of certain coatings applied during the manufacture of HyperD (the "coatings patent"), is infringed by the manufacture, sale or use of HyperD. BioSepra and Sepracor have asserted a counterclaim charging PerSeptive with unfair competition.

On January 9, 1996, the United States District Court for the District of Massachusetts in part granted Sepracor and BioSepra's request for summary judgment with respect to three of PerSeptive's patents concerning "Perfusion Chromatography" (the "January 9 Order"). The Court ruled that persons in addition to those named in the "perfusion" patents were inventors of the alleged inventions claimed in those patents. This ruling may ultimately dispose of PerSeptive's claims concerning the "perfusion" patents, depending on the Court's resolution of PerSeptive's effort to correct the patents and the outcome on appeal by PerSeptive of the January 9 Order or appeal by any party of any ruling regarding correction of inventorship.

In its January 9 Order, the Court ruled that PerSeptive's claims related to the three "perfusion" patents would be dismissed on January 19, 1996, if PerSeptive had not requested correction of inventorship by that date. The Court postponed this deadline pending its ruling on PerSeptive's request for certification of an immediate appeal of the January 9 Order to the United States Court of Appeals for the Federal Circuit. On March 12, 1996, the Court denied PerSeptive's motion for immediate appeal and scheduled a hearing on deceptive intent on the part of PerSeptive, if PerSeptive moved to correct inventorship (the "March 12 Order"). The Court required PerSeptive to make any motion to correct by March 31, 1996. In response, PerSeptive requested that the Court vacate its January 9 and March 12 Orders, or in the alternative, correct the patents in such a way that the presently unnamed inventors obtained no rights to license the patents. The court denied PerSeptive's motion to vacate and scheduled a hearing on PerSeptive's motion to correct the patents which was completed in August 1996. The District Court has not rendered a decision based on the August hearing.

According to the January 9 and March 12 Orders, PerSeptive could correct inventorship if it bears the burden of proving that its initial designation of inventors was done without deceptive intent. PerSeptive has asserted that no motion to correct need be filed, and that Sepracor and BioSepra bear the burden of proving deceptive intent. PerSeptive also asserts that the unnamed inventors should not be added to the patents or given any right to license the patents, and that as a matter of law they did not err in not naming the two unnamed inventors, and did not name inventors with deceptive intent. Sepracor and BioSepra contend that if PerSeptive is able to correct inventorship, the presently unnamed inventors would have independent rights to license the "perfusion" patents unless the Court ruled that the unnamed inventors are not entitled to such rights. If inventorship could not be corrected, the "perfusion" patents would be held invalid, subject to appeal by PerSeptive. A decision by the District Court to correct inventorship or preventing the unnamed inventors from licensing the "perfusion" patents, would be subject to appeal by any party. PerSeptive could appeal any decision invalidating the patents for willful misdesignation of inventors.

There can be no assurance Sepracor and BioSepra will prevail in the pending litigation, and an adverse outcome in any of the patent infringement actions on any of the chromatography patents would have a material adverse effect on Sepracor's and BioSepra's future business and operations. BioSepra has entered into a joint development and distribution agreement with Beckman Instruments, Inc. ("Beckman"). BioSepra is required to repay to Beckman all or part of certain payments if BioSepra terminates Beckman's right to use and sell HyperD media because a court finds HyperD media infringes any third party patents.

Substantial funds have been and continue to be expended in connection with the defense of the litigation. Sepracor has agreed to control the defense of the litigation, and Sepracor and BioSepra share equally in expenses, net of insurance payments. In addition, in the event of any settlement or judgment adverse to BioSepra, Sepracor has agreed to indemnify BioSepra from and against any damages that BioSepra is required to pay with respect to its manufacture, use or sale of HyperD media products occurring prior to March 24, 1994.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in Fenraury 1996 and November 1996, Pall alleged that the HemaSure's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321, HemaSure filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time. The parties are awaiting the Court's decision.


With respect to the second action concerning U.S. Patent Nos. 4,340,479 ("the '479 patent") and 4,952,572 ("the '572 patent"). HemaSure has answered the complaint stating that it does not infringe any claim of the assorted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of license.

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the present LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse efect on HemaSure's future business and operations.

0 - STOCKHOLDERS' EQUITY

In September 1994, Sepracor issued 79,365 shares of Series A Convertible Preferred Stock resulting in net proceeds of approximately $5,000,000. The preferred stock was convertible into Sepracor's common stock at $6.30 per share of common stock. In addition, in connection with this offering, Sepracor issued warrants to purchase shares of Sepracor's common stock. In October 1995, all outstanding shares of Series A Convertible Preferred Stock were converted into 793,650 shares of Sepracor's Common Stock.

In March 1995, Beckman acquired 312,500 shares of Sepracor's Series B Redeemable Exchangeable Preferred Stock for $5,000,000. This issue is exchangeable into a portion of Sepracor's holdings of BioSepra common stock, representing approximately 4% of BioSepra's shares outstanding, in return for certain rights granted to Beckman under a change of control of BioSepra and is redeemable after the year 2000 based upon certain other events. The holders of Series B Redeemable Exchangeable Preferred Stock are entitled to receive, when and if declared by the Board of Directors, an annual cash dividend of $1.92 per share. Such dividends shall accrue daily and are cumulative from date of issuance. The dividends are payable at the mandatory redemption date of February 2000. As of December 31, 1996, Sepracor had accrued $1,100,000 of dividends payable.

In August 1995, Sepracor received approximately $62,337,000 of net proceeds from the sale of 4,600,000 shares in a follow-on public offering of its Common Stock.

In May 1996, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation increasing from 35,000,000 to 40,000,000 the number of authorized shares of Common Stock.

In 1996, Sepracor issued stock options from the 1991 Restated Stock Option Plan to certain consultants. As a result, $248,000 was recorded as unearned compensation. The related amortization recorded in 1996 was $14,000.

P - STOCK PLANS AND WARRANTS

STOCK PLANS: The Company has two stock-based compensation plans, which are described below. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accor-dance with SFAS 123, the Company's net loss and loss per share for the years ended December 31, 1996 and 1995 would have increased to the pro forma amounts indicated below:

                                   1996                       1995
                           Net          Loss             Net          Loss
(In thousands)            Loss        Per Share         Loss        Per Share
--------------------------------------------------------------------------------
As reported               $(60,710)    $(2.25)       $(33,412)       $(1.54)
Pro forma                 $(63,398)    $(2.35)       $(35,191)       $(1.63)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: an expected life of 7 years, expected volatility of 60%, and a risk-free interest rate range of 5.4% to 7.6%.

The 1985 Stock Option Plan (the "Plan") permits Sepracor to grant shares of common stock under incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). The Plan provides for the granting of ISOs to officers and key employees of Sepracor and NSOs to officers, key employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the date of grant and vest over five years.

In 1991, the Board adopted the 1991 Restated Stock Option Plan which amended and restated the 1985 Stock Option Plan. In May 1996, the shareholders approved an amendment to the Plan increasing the number of shares of common stock which may be granted to 5,000,000.

In January 1995, Sepracor adopted a Stock Option Exchange Program. Upon employee consent, the program provided for the grant to each employee a new stock option in exchange for the cancellation of the old stock option. The new stock option, granted at fair market value at date of issuance, is exercisable for a number of shares of common stock equal to the number of shares covered by the old stock option.

In 1991, Sepracor adopted the 1991 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the granting of NSOs to directors of Sepracor who are not officers or employees of Sepracor. The options granted under the Directors' Plan have a maximum term of ten years from date of grant, have an exercise price of not less than the fair market value of the stock on the date of grant and vest over five years. In May 1996, the shareholders approved an amendment to the Plan increasing the number of shares of common stock which may be granted to 275,000 shares.

The following tables summarize information about stock options outstanding at
December 31, 1996 (In thousands, except per share amounts):
         Options Outstanding                      Options Exercisable
                                             Weighted               Weighted
    Range of                     Remaining   Average                Average
    Exercise        Number      Contractual  Exercise     Number    Exercise
 Price Per Share  Outstanding      Life       Price    Exerciseable  Price
--------------------------------------------------------------------------------
$ 1.00 -  1.50         5           1.27      $ 1.34           5      $ 1.34
  2.00 -  3.00       184           3.54        2.44         184        2.44
  3.50 -  5.25       477           7.43        4.96         189        4.83
  5.50 -  8.50       963           7.52        6.22         410        6.35
  8.75 - 12.62       495           8.34       10.97         113        9.45
 14.12 - 17.12     1,127           9.04       14.86         156       14.60
--------------------------------------------------------------------------------
$ 1.00 - 17.12     3,251           7.93      $ 9.54       1,057      $ 6.92
================================================================================

                             1996                 1995                1994
                                Average              Average             Average
                                Price                Price               Price
                                Per                  Per                 Per
                      Number    Share    Number      Share     Number    Share
--------------------------------------------------------------------------------
Balance at            3,197    $ 7.74    2,460       $ 5.47    2,032    $5.62
  January 1
Granted                 651     13.77    1,743        10.19      902     5.50
Exercised              (431)     3.88     (340)        3.00      (32)    3.97
Cancelled              (168)     6.30     (666)        8.16     (442)    6.38
--------------------------------------------------------------------------------
Balance at
  December 31         3,249    $ 9.54    3,197       $ 7.74    2,460    $5.47
================================================================================
Options
  exercisable at
  December 31         1,057                941                 1,052
Weighted
  average fair
  value of options
  granted during
  the year           $ 9.54              $6.99

There was 646,000 options available for future grant as of December 31, 1996.

In 1996 the shareholders approved the 1996 Employee Stock Purchase Plan, which succeeded the 1994 Employee Stock Purchase Plan. Under the 1996 plan, an aggregate of 120,000 shares of common stock may be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Options were exercised to purchase 23,977, 39,820 and 44,450 shares for a total of $296,016, $229,506 and $183,084 during the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, 96,023 shares of authorized but unissued common stock were reserved for future issuance under the plan.

STOCK WARRANTS: In 1991, Sepracor issued warrants to purchase 200,000 shares of common stock at $10.00 per share, all of which were exercised in 1995. The warrants were exercised in a cashless transaction in August 1995 with the issuance of 48,340 shares of common stock. In connection with a subordinated debt agreement, Sepracor issued warrants to purchase 30,140 shares of common stock at a price of $1.00 per share. Warrants to purchase 24,306 shares are outstanding at December 31, 1996. The warrants may be exercised at any time until 2001 and are callable by Sepracor and redeemable at certain times or events.

In 1994, in connection with the issuance of the Series A Convertible Preferred Stock, Sepracor issued warrants to purchase 1,021,650 shares of Sepracor common stock at prices of between $6.30 and $12.00 per share. The warrants expire on September 30, 2004, subject to accelerated expiration in certain events. In July 1995, Sepracor received approximately $6,335,000 from the exercise of these warrants to purchase 971,650 shares of common stock with exercise prices of $6.30 and $7.50 per share. At December 31, 1996, warrants to purchase 50,000 shares remain outstanding, of which 22,000 are exercisable at $12.00 per share and the remaining are exercisable at $6.30 per share.

Q - INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset.

Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for 1996, 1995 and 1994. The effective tax rate was 0% due to a net operating losses and nonrecognition of any deferred tax asset. At December 31, 1996, Sepracor had Federal and State tax net operating loss carryforwards ("NOL") of approximately $106,000,000 and $80,000,000, which will expire through 2011 and 2001, respectively. Based upon the Internal Revenue Code and changes in company ownership, utilization of the NOL will be subject to an annual limitation. Sepracor also had a NOL from its operation in France of approximately $14,000,000. Approximately $10,000,000 of this NOL will expire in 2000; the remainder may be carried forward indefinitely. Sepracor also had a NOL from its operation in Canada of approximately $5,100,000 which may be carried forward indefinitely. At December 31, 1996, Sepracor had Federal and State research and experimentation credit carry-forwards of approximately $2,611,000 and $1,898,000, respectively, which will expire in the year 2011. Sepracor also had Canadian research and experimentation credits of $779,000 which will expire through 2006.

The components of Sepracor's net deferred taxes were as follows at December 31
(in thousands):
                                                  1996           1995
--------------------------------------------------------------------------------
Assets
    NOL Carryforwards                         $ 50,596       $ 50,051
    Reserves                                       306            758
    Tax Credit Carryforward                      5,287          3,693
    Patent                                         389            339
    Accrued Expenses                             3,735            538
    Research and development
    capitalization                               9,217
    Equity in loss of investees                  7,981
    Other                                        2,657            490
--------------------------------------------------------------------------------
Liabilities
        Basis difference of subsidiaries       (12,005)       (12,005)
        Property and Equipment                    (237)          (178)
Valuation allowance                            (67,926)       (43,686)
--------------------------------------------------------------------------------
Net deferred taxes                            $      -       $      -
================================================================================

R - AGREEMENTS

In June 1993, Sepracor licensed to Marion Merrell Dow Inc., ("MMD") (now Hoechst Marion Roussel Inc.) its U.S. patent application covering the use of terfenadine carboxylate, a metabolite of terfenadine ("Seldane"), to be developed by MMD. Under this agreement, Sepracor recorded $3,750,000 as license fee revenue in 1994 for the issuance of a patent covering the use of terfenadine carboxylate. The agreement calls for future license fees of up to $3,750,000 subject to certain other milestones and royalties on future U.S. sales of product. Upon issuance of the patent, Sepracor recorded $975,000 in sub-license expense payable to a third party as of December 31, 1994.

In 1992, Sepracor licensed to Sterling Healthcare, Inc. Sepracor's use-patent application and related technology for the single isomer of a non-steroidal anti-inflammatory drug, as an analgesic for worldwide over-the-counter markets. Under the terms of the agreement, Sepracor received research and development funding and license fees. In 1994, Sepracor recognized $1,000,000 in license fee revenue related to this agreement. In 1995, Sepracor recognized $650,000 related to achievement of a specific benchmark in the agreement. In December 1995, this agreement was terminated with no remaining obligations outstanding.

S - EMPLOYEES' SAVINGS PLAN

Sepracor has a 401 (K) savings plan for all domestic employees. Under the provisions of the plan, employees may voluntarily contribute up to 20% of their compensation up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $2,000 contributed by employees up to $1,000 maximum per employee. This match amounted to $49,000 in 1996. There was no Company match in 1995 and 1994.

T - BIOPASS

In September 1994, BioSepra completed the acquisition of Biopass, a French company that manufactures and distributes down-stream production-scale protein purification and chromatography systems. The purchase price was $5,024,000 ($3,000,000 paid immediately in cash and $1,500,000 to be paid in either BioSepra common stock or cash in April 1996 at BioSepra's option, plus $524,000 of acquisition costs incurred). BioSepra placed $1,500,000 of cash in escrow for the final installment which was paid in April 1996. The acquisition was accounted for under the purchase method of accounting. Total assets of $2,802,000 were acquired and approximately $3,747,000 of liabilities were assumed by BioSepra in the acquisition.

BioSepra recorded a non-recurring charge of $3,500,000 identified as "in process research and development" representing that portion of the purchase price paid for Biopass' ongoing research and development projects which have not yet resulted in commercially viable products. The remaining excess purchase price of $2,469,000 was recorded as "excess of investments over net assets acquired"; the unamortized balance at June 30, 1995 was written off as part of the sale of Biopass.

If the acquisition had taken place at the beginning of the year ended December 31, 1994, giving effect to adjustments for increased amortization and elimination of intercompany activity, the proforma revenues, net loss and net loss per share would have been $19,022,000, $(20,772,000) and $(1.11) for the year ended December 31, 1994.

In July 1995, BioSepra sold Biopass for $1,300,000, payable in quarterly installments of $100,000 from September 30, 1995 through June 30, 1996 and $150,000 beginning on September 30, 1996 through December 31, 1997. The full value of the sale price has been reserved pending the buyer's payment and will be recognized as payments are received. In 1995, one payment of $100,000 was received. As part of the sale agreement BioSepra retained the chromatography column technology that it assumed when it acquired Biopass. In 1996, BioSepra wrote-off the remaining unamortized portion of this purchased technology of approximately $741,000. The sales contract also provided for a renewable royalty free technology license in which the buyer may develop, manufacture and sell products incorporating the technology retained by BioSepra. During the period the buyer is required to make installment payments, BioSepra is the exclusive seller of chromatography columns and accessories and had committed to at least $1,000,000 in orders per year, provided minimum gross margins are met. In January 1996, the commitment to purchase chromatography columns and accessories was terminated by the Company due to the inability of the purchaser to meet certain commitments.

The results of Biopass operations through July 1995 have been included in the consolidated results. The revenues, loss from operations and net loss for Biopass for this period are $1,878,000, $(1,208,000) and $(44,000), respectively. The loss of $2,964,000, on the disposal, was recorded as Restructuring and Impairment costs in the statement of operations (see Note H). This loss equals the net liabilities transferred in the sale; the net liabilities are excluded from the Company's consolidated balance sheet for 1995.

U - SUMMARIZED FINANCIAL INFORMATION

The following is the summarized financial information for HemaSure Inc. and ChiRex Inc.:

                                        1996                     1995
(In thousands)                 ChiRex           HemaSure         HemaSure
--------------------------------------------------------------------------------
Current assets                $ 40,853        $ 18,263          $48,829
Non-current assets              89,953           2,297            1,383
Current liabilities             25,405           3,419            1,924
Non-current liabilities         15,333           9,212              286

Net sales                       74,615             779              834
Gross profit (loss)             18,107          (3,006)            (239)
Net (loss)                    $ (8,309)       $(40,598)         $(7,450)

At December 31, 1996, the closing price of ChiRex's and HemaSure's common stock was $12 and $6.25 per share, respectively.

V - SEGMENT INFORMATION

Sepracor, through BioSepra, develops, manufactures and markets processes and products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Sepracor operates exclusively in the separations business, which Sepracor considers to be one business segment. Financial information by geographic area is as follows for the periods indicated:

(In thousands)                    1996           1995           1994
-------------------------------------------------------------------------
Revenues
United States:
Unaffiliated customers          $ 11,651      $   8,883      $ 11,507
Transfer to other
        geographic areas           3,050          1,195           567
-------------------------------------------------------------------------
Total                             14,701         10,078        12,074
-------------------------------------------------------------------------
Europe:
Unaffiliated customers             6,187          7,324         6,603
Transfer to other
        geographic areas           2,999          1,703         3,355
-------------------------------------------------------------------------
Total                              9,186          9,027         9,958
-------------------------------------------------------------------------
Eliminations and adjustments      (8,846)        (2,898)       (3,922)
-------------------------------------------------------------------------
Total revenues                  $ 15,041      $  16,207      $ 18,110
=========================================================================
Operating Income (loss)
United States                   $(45,638)     $ (33,865)     $(22,522)
Europe                             1,752         (6,049)       (3,684)
Eliminations and adjustments           3           (551)          (38)
-------------------------------------------------------------------------
Total operating income (loss)   $(43,883)     $ (40,465)     $(26,244)
-------------------------------------------------------------------------
Total Assets
United States                   $165,871      $ 292,236      $ 94,619
Europe                             6,343          6,713        14,233
Canada                             7,088          7,744         6,208
Eliminations and adjustments     (32,613)      (103,980)      (41,641)
-------------------------------------------------------------------------
Total Assets                    $146,689      $ 202,713      $ 73,419
=========================================================================

Of the $11,651,000, $8,883,000 and $11,507,000, U.S. sales to unaffiliated customers for the years ended December 31, 1996, 1995 and 1994, respectively, $630,000, $1,822,000 and $1,128,000, respectively, were export sales to the Far East.

Revenues from significant customers are as follows:
Year Ended December 31:                 1996          1995          1994
------------------------------------------------------------------------
A.                                      24%            --             --
B.                                        --           --             --
C.                                        --           --           21%
D.                                      12%            --           13%


W - Subsequent Event

A registration statement for the offering to the public of the 3,489,301 shares of ChiRex common stock held by Sepracor was declared effective by the Securities and Exchange Commission on March 24, 1997. Sepracor expects to receive net proceeds of approximately $31,125,000 after payment of the underwriting discounts and commissions but before payment of the other expenses associated with the offering. The offering is expected to close on March 31, 1997.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 a.m. on May 14, 1997 at the offices of Hale and Dorr, Sixty State Street, Boston, MA.


COMMON STOCK
The Common Stock of Sepracor Inc. is traded on the Nasdaq Stock Market under the symbol SEPR.


GENERAL COUNSEL
Hale and Dorr, Boston, MA


PATENT COUNSEL
Pennie & Edmonds, New York, NY


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand LLP, Boston, MA


CORPORATE HEADQUARTERS
Sepracor Inc.
111 Locke Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499






Sepracor and ICE are trademarks of Sepracor Inc. HemaSure, LeukoNet, and SteriPath are trademarks of HemaSure Inc., BioSepra, BioSys are trademarks, and Hyper D and ProSys are registered trademarks of BioSepra Inc., Ventolin, Zofran and Serevent are registered trademarks of Glaxo Group Limited. Proventil and Claritin are registered trademarks of Schering Corporation. Foradil is a registered trademark of Ciba-Geigy Corporation. Atock is a trademark of Yamanouchi, Inc. Hismanal is a registered trademark of Janssen Pharmaceutica N.V. Seldane is a registered trademark of Merrell Dow Pharmaceuticals, Inc. Ditropan is a registered trademark of Marion Merrell Dow. Allegra is a trademark of Merrell Pharmaceuticals. Cardura is a registered trademark of Pfizer Inc. Orudis is a registered trademark of Rhone-Poulenc Rorer, S.A. Actron is a trademark of Bayer Corporation. Prozac is a registered trademark of Eli Lilly and Company. Propulsid, Tylenol and Sporanox are registered trademarks of Johnson & Johnson. Maxaquin is a registered trademark of G. D. Searle & Co. Toradol is a registered trademark of Syntex USA. Redux is a trademark of American Cyanamid Company. Levaquin is a trademark of Daiichi Pharmaceutical Company LTD. POROS is a registered trademark of PerSeptive BioSystems, Inc.

-------------------------------------     OFFICERS
                                          Timothy J. Barberich
                                          President and Chief Executive Officer

                                          David S. Barlow
                                          Executive Vice President and
                                          President, Pharmaceuticals

                                          David P. Southwell
   PHOTO OF BARLOW, SOUTHWELL             Executive Vice President and
          AND BARBERICH                   Chief Financial Officer

                                          James R. Hauske, Ph.D
                                          Senior Vice President, Discovery

                                          Douglas E. Reedich, Ph.D.
                                          Chief Patent Counsel

                                          Paul D. Rubin, M.D.
                                          Senior Vice President,
                                          Drug Development

                                          Robert F. Scumaci
                                          Senior Vice President,
                                          Finance & Administration,
------------------------------------      and Treasurer
Standing left to right: David S. Barlow
and David P. Southwell.                   Stephen A. Wald
Seated: Timothy J. Barberich              Vice President, Chemical R&D


DIRECTORS

James G. Andress
Former Chairman, Beecham Pharmaceuticals,
Former President and COO, Sterling Drug Inc.

Timothy J. Barberich
President and Chief Executive Officer,
Sepracor Inc.

Digby W. Barrios
Former President and CEO,
Boehringer Ingelheim Corporation

Robert J. Cresci
Managing Director,
Pecks Management Partners Ltd.

Robert F. Johnston
Managing Director,
Johnston Associates

Keith Mansford, Ph.D.
Former Chairman,
R&D, SmithKline Beecham plc

James F. Mrazek
Former Vice President and General Manager,
Healthcare Division of Johnson & Johnson
Products Inc.

Alan A. Steigrod
Former Executive Vice President,
Glaxo Holdings plc