Form 10-K, Exhibit 13
period 1998-12-31
SEPRACOR INC /DE/
filed 1999-03-31
CIK 877357

[FRONT COVER]

                                (SEPRACOR LOGO)

               (PHOTO MONTAGE USING PHOTOS FROM INTERIOR OF BOOK)

                     Liberating the Power of Pure Medicine



                               1998 Annual Report

[INSIDE FRONT COVER]

(CHART SHOWING SEPRACOR DRUGS/PARENT DRUGS/CURRENT APPROVAL STATUS)

ICE Pharmaceutical              Parent Drug                Preclinical    Phase I  Phase II   Phase III    NDA Filed     Launch
[Picture Caption -- Respiratory-Allergy/Asthma]

Fexofenadine ALLEGRA(TM)        Seldane(R)                 ||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||1996
Levalbuterol XOPENEX(TM)        Ventolin(R)/Proventil(R)   |||||||||||||||||||||||||||||||||||||||||||||||||||||||||
Norastemizole                   Hismanal(R)                ||||||||||||||||||||||||||||||||||||||||||||
Desloratadine                   Claritin(R)                |||||||||||||||||||||||||||||||||||||||||
(R,R)-formoterol                Foradil(R)/Atock(R)        ||||||||||||||||||||||||||||||||
(-)-cetirizine                  Zyrtec(R)                  |||||||
(S)-salmeterol                  Serevent(R)                |||||||

[Picture Caption -- Urology/Gastroenterology]

(S)-oxybutynin                  Ditropan(R)                ||||||||||||||||||||||||||||||||
(+)-norcisapride                Propulsid(R)               ||||||||||||||||||||||
(S)-doxazosin                   Cardura(R)                 |||||||||
(S)-lansoprazole                Prevacid(R)                ||||||
(-)-pantoprazole                Pantozol(TM)               ||||||

[Picture Caption -- Central Nervous System]

(R)-ketoprofen                  Orudis(R)/Actron(R)        ||||||||||||||||||||||||||||||
(R)-fluoxetine                  Prozac(R)                  ||||||||||||||||||||||||||
Desmethylsibutramine            Meridia(R)                 ||||||||
(+)-zopiclone                   Imovane(R)                 ||||||||
Hydroxy bupropion               Zyban(TM)                  |||||
Desmethylvenlafaxine            Effexor(R)                 |||||
Nefazodone metabolite           Serzone(R)                 |||||

[Picture Caption -- Other]

(S)-amlodipine                  Norvasc(R)                 |||||
Hydroxy itraconazole            Sporanox(TM)               |||||

Sepracor


Sepracor is developing an extensive portfolio of ICE(TM) Pharmaceutical candidates for the therapeutic areas of respiratory care, urology, gastroenterology, psychiatry and neurology. These products will be commercialized through out-licensing agreements, co-promotion partnerships and Sepracor's sales force.

Sepracor is a specialty pharmaceutical company that develops and commercializes potentially improved versions of widely-prescribed drugs. Improved Chemical Entities ("ICEs") are proprietary, single-isomer or active-metabolite drugs offering meaningful improvements in patient care over existing therapies. ICE Pharmaceuticals are designed to offer reduced side effects, increased efficacy, improved dosage, and the opportunity for additional indications.

Sepracor's pharmaceutical company partners include: Eli Lilly for the single isomer of Prozac(R), Schering-Plough for the active metabolite of Claritin(R), Johnson & Johnson for the active metabolites of Propulsid(R) and Hismanal(R), and Hoechst Marion Roussel for Allegra(TM).

ICE(TM) Pharmaceuticals

                                                                             one

To Our Shareholders:

Nineteen ninety-eight was a remarkable year for Sepracor. The Company added significant shareholder value by achieving several important milestones; Sepracor signed three corporate partnerships, made considerable progress in the clinic, and announced new ICE Pharmaceutical patents. Our annual report describes Sepracor's continued progress in developing and commercializing its ICE Pharmaceuticals.

     Sepracor expands its commercialization strategy. As Sepracor continues to expand its pipeline of ICE Pharmaceuticals, it will decide which candidates the Company will seek to develop and market internally and which compounds could be outlicensed to strategic corporate partners. The Company's three-tiered approach to commercialize its ICE Pharmaceuticals includes direct sales, co-promotion and out-licensing agreements.

     Direct Sales In creating a strong presence in the respiratory market, Sepracor plans to continue to expand its own respiratory sales force for the marketing and sales of Xopenex (levalbuterol HCl), the first single-isomer, short-acting bronchodilator. Sepracor is developing (R,R)-formoterol currently in Phase II trials, as a long-acting, single-isomer bronchodilator that will complement Xopenex as part of Sepracor's respiratory franchise.

     Co-promotion Sepracor expects that Norastemizole, an active metabolite of Hismanal, marketed by Janssen Pharmaceutica N.V., a wholly-owned subsidiary of Johnson & Johnson, will be a co-promoted product with Sepracor's respiratory sales force. Sepracor and Janssen intend to jointly market and sell the drug and the companies will each receive fifty percent of the norastemizole profits.

     Over the next several years, Sepracor's sales force will expand, as necessary, to support as many as ten new product launches in the therapeutic areas of respiratory, urology and central nervous system (CNS). Several candidates under internal development have the potential to be co-promoted with strategic pharmaceutical partners.

     Outlicensing The Company believes that certain compounds are more appropriate for partnerships as a therapeutic franchise management strategy. Sepracor signed two licensing agreements in 1998; the first with Eli Lilly and Company for (R)-fluoxetine, a modified form of an active ingredient found in Prozac(R), and the second with Janssen for (+)-norcisapride, the metabolite of Propulsid(R). Both are examples of how an ICE Pharmaceutical can potentially improve the parent compound and also expand the product franchise through new indications not achieved by the parent drug. Sepracor has chosen several other compounds as candidates for out-licensing arrangements, including ICE versions of Johnson & Johnson's Sporanox, Pfizer's Norvasc and UCB/Pfizer's Zyrtec, and American Home Products/Byk's Pantozol.

[BEGIN CHART]
10 Product Launches Support Sepracor Sales Force Build Out

(TIMELINE 1998 TO 2004 / SALES FORCE 65 TO 2000)

Respiratory                 Urology                    CNS

Xopenex[TM]                 (S)-oxybutynin             (+)-zopiclone
(R,R)-formoterol            (S)-doxazosin              Hydroxy bupropion
Norastemizole               Desmethylsibutramine       Desmethylsibutramine
                                                       Nefazodone metabolite
                                                       (R)-ketoprofen

[END CHART]

two

     This year five ICE Pharmaceutical compounds advanced in the clinic. Sepracor's Phase II trials of (S)-oxybutynin, the single isomer of racemic oxybutynin, demonstrated efficacy and good tolerability for the treatment of urinary incontinence. A high priority clinical program for Sepracor,
(S)-oxybutynin is entering into a Phase IIB/III clinical trial involving over 900 patients. The Company is continuing progress with Phase II trials of (R,R)-formoterol, Sepracor's long-acting bronchodilator. To date, Sepracor has completed three large-scale, controlled clinical trials of norastemizole, one of its antihistamine drug candidates and will conduct additional trials this year. The Company also completed Phase I clinical trials for (R)-fluoxetine.

     Sepracor's partner Schering-Plough advanced desloratadine, the active metabolite of Claritin(R) into Phase III clinical trials and Janssen began Phase I clinical studies on Propulsid(R).

     In addition, Sepracor received an approvable letter for Xopenex(TM) (levalbuterol HCl) from the U.S. Food and Drug Administration and is currently awaiting final approval.

     Sepracor expects to continue its clinical programs by filing five new Investigational New Drug Applications in 1999 for the following ICE candidates:
(+)-zopiclone, (S)-doxazosin, desmethylsibutramine, hydroxy itraconazole, and (-)-cetirizine. Sepracor will also explore (R)-ketoprofen in the clinic for new indications.

     ICE Patent Announcements During 1998, Sepracor announced the issuance of three important patents relating to single-isomer drugs. The Company was issued a patent for the use of a single isomer of fluoxetine, (R)-fluoxetine, to treat depression. The Company also received a patent covering the use of (-)-cetirizine, a single isomer of cetirizine, to treat allergies. Cetirizine, marketed as Zyrtec(R) by both Pfizer and UCB S.A., is a leading treatment for allergies. Sepracor was also granted a patent on (+)-zopiclone, a single isomer form of a drug marketed in Europe for the treatment of sleep disorders by Rhone-Poulenc Rorer sold under the brand name of Imovane(R). Sepracor continued to expand its patent platform by filing 28 additional ICE Pharmaceutical patent applications in 1998.

     Sepracor's drug discovery efforts continue to generate lead compounds, which complement the Company's ICE Pharmaceutical pipeline. In an effort to become a fully integrated pharmaceutical company, Sepracor is continuing to focus its discovery program on the areas of infectious disease and CNS, particularly pain and anxiety.

     Sepracor ended the year with a strong cash position. For the year ended December 31, 1998, the Company had approximately $500 million in consolidated cash and marketable securities. In February 1998, Sepracor completed a $189 million offering of 6-1/4% Convertible Subordinated Debentures due 2005. In December 1998, the Company completed a $300 million offering of 7% Convertible Subordinated Debentures also due 2005.

     The Company leaves 1998 with the strongest balance sheet in its history and is well positioned to continue advancing its ongoing clinical programs and expanding its research of new drug candidates.

     I would like to thank Sepracor's shareholders, partners, and employees for their contributions toward our accomplishments this past year, and I look forward to reporting on Sepracor's clinical and commercial progress to you throughout the coming year.

Sincerely,

/s/ Timothy J. Barberich
-------------------------------------
Timothy J. Barberich
President and Chief Executive Officer

[PHOTO OF TIMOTHY J. BARBERICH IN TOP RIGHT CORNER OF PAGE]

                                                                           three

ICE(TM) Strategy
           Sepracor's ICE(TM) Pharmaceutical Strategy is the Core of Our Success

Single-Isomer Drugs

Over 150 years ago, Louis Pasteur discovered that man-made drugs differed significantly from those found in nature. These synthetic drugs contain a 50:50 mixture of two isomers, while naturally occurring drugs such as adrenaline, are always single isomers. Often only one isomer of the pair in a racemic mixture is therapeutically active, while the other isomer is inactive and may even cause detrimental side effects.

     Racemic mixtures are commonly the result of chemical synthesis of molecules. Over 500 racemic drugs are on the market today. Chemically identical, isomers differ in their three-dimensional structures. As a result, different isomers often interact separately with chemical processes in the body.

     The United States Food and Drug Administration's 1992 policy statement on stereo-isomers encourages the development of optically pure, single-isomer drugs as New Chemical Entities (NCEs). The FDA now considers the non-therapeutic half of a racemic pharmaceutical an impurity, unless it is proven harmless. Sepracor and the pharmaceutical industry have responded with intensified development in this area.

     Sepracor's ICE(TM) Pharmaceuticals have the potential to be purer, safer or more efficacious versions of their parent drug compounds. Since the parent drugs have well-known efficacy and safety profiles, ICE Pharmaceuticals generally can be developed with less technical, financial, and regulatory risk than new chemical entities. Sepracor has assembled a portfolio of patents and is currently developing proprietary, single-isomer versions of 16 best-selling drugs marketed today as racemic mixtures.

Single Isomers

Many drugs exist in mirror-image forms called isomers. Often only one isomer of the pair in a racemic mixture is therapeutically active, while the other isomer is inactive or may even cause detrimental side effects.

To the right of this page is the molecular model for Sepracor's single-isomer drug Xopenex(TM) (levalbuterol HCl). The drug's mirror image and inactive isomer, (S)-albuterol, is to the left. Xopenex(TM) (levalbuterol HCl), in nebulizer form, will be sold in the U.S. by Sepracor's respiratory sales force after receiving final U.S. FDA marketing approval.

[PHOTO: molecule with 2 mirror molecules screened behind type]

four

Active-Metabolite Drugs

An active metabolite is a therapeutically-active compound produced when the body metabolizes a drug. Drugs are usually transformed within the body into a variety of related chemical forms (metabolites), some of which may have therapeutic activity (an active metabolite). Interference with the metabolic conversion of a drug into its medicinal metabolites and the increase in concentration of the drug in the body, can result in potentially serious side effects. Sepracor has demonstrated that for certain drugs, superior efficacy or safety can be obtained by switching from the parent drug to the active metabolite.

     For example, Sepracor's ICE(TM) Pharmaceutical, (+)-norcisapride, is an isomer of the active metabolite of Propulsid, marketed by Johnson & Johnson for gastroesophageal reflux disease (GERD). Propulsid is known to have the potential for cardiac side effects and drug-drug interactions. We believe (+)-norcisapride will eliminate the risk of these serious side effects and has the potential to increase the efficacy and improve dosing for GERD. In addition, (+)-norcisapride creates an opportunity for additional indications such as emesis, irritable bowel syndrome, and bulimia.

     Sepracor is currently developing six improved active-metabolite alternatives of widely-prescribed compounds.

Active Metabolites

Active metabolites are therapeutically active compounds produced when a drug is transformed (metabolized) within the body. Sepracor has shown that some active metabolites may have superior safety and efficacy profiles to that of their parent drug and in some instances offer the opportunity for additional indications.

For example, desloratadine (right) is an active metabolite form of Schering-Plough's market-leading, nonsedating antihistamine, Claritin(R) (loratadine), which may have the potential for greater potency. Schering-Plough, who licensed a use patent from Sepracor, is developing and will commercialize desloratadine, which is currently in worldwide Phase III clinical trials.

[PHOTO: molecule with larger molecule screened behind type]

                                                                            five

    [PHOTO OF 2 PEOPLE IN SILHOUETTE CLIMBING A MOUNTAIN-FULL BLEED PICTURE]










six

Partnerships  Enhancing Drug Effectiveness...Extending Proprietary Life

Eli Lilly and Company, Schering-Plough, Johnson & Johnson, and Hoechst Marion Roussel have formed drug development and commercialization collaborations with Sepracor. These pharmaceutical companies have licensed Sepracor's proprietary ICE(TM) Pharmaceutical products in order to develop potentially safer and more efficacious, single-isomer or active-metabolite versions of blockbuster drugs.

     In exchange for patent rights and other rights, these agreements include a combination of initial licensing fees, funding of drug-development expenses, milestone payments, royalty and co-marketing payments from its partners. The parent compounds of Sepracor's four licensed ICE(TM) Pharmaceuticals, and Allegra (currently on the market), had combined sales revenue, exceeding $6 billion in 1998.

     (R)-fluoxetine - a next-generation antidepressant In December 1998, Sepracor announced an exclusive licensing agreement with Eli Lilly and Company (NYSE: LLY) for the development and commercialization of (R)-fluoxetine, a new chemical entity patented by Sepracor. (R)-fluoxetine is a modified form of an active ingredient found in Prozac(R). Prozac was the first selective serotonin reuptake inhibitor (SSRI) to enter the U.S. market more than 10 years ago. Prozac is the world's most widely used brand-name antidepressant, having been prescribed to more than 35 million people in over 100 countries. Worldwide, Prozac sales reached $2.8 billion in 1998.

     Sepracor has shown in its own preclinical studies that (R)-fluoxetine has the potential to offer greater flexibility in treating depression compared to currently marketed antidepressants. In addition, preclinical data suggests that
(R)-fluoxetine has the potential to provide treatment benefits in a broader range of patients and for a broader range of indications than most currently available antidepressants, including Prozac.

     Under the terms of Sepracor's agreement with Lilly, Sepracor will receive an up-front milestone


[Eli Lilly Logo]

ICE(TM) Pharmaceutical Collaborations]
----------------------------------------------------------------------------------------------------------------------------------
Sepracor ICE(TM) Pharmaceutical Candidate    Parent Drug Company     Expected Indication    Parent Drug         Development Status
Potential Benefits of Drug Candidate                                                        1998 Estimated
                                                                                            Worldwide Sales
                                                                                            ($millions)
----------------------------------------------------------------------------------------------------------------------------------
Allegra                                      Seldane(R)              Allergy                $500                Launched 1996
nonsedating antihistamine with               Hoechst Marion Roussel
improved dosing
----------------------------------------------------------------------------------------------------------------------------------
Desloratadine                                Claritin(R)             Allergy                $2300               Phase III
nonsedating antihistamine with               Schering-Plough
improved potency
----------------------------------------------------------------------------------------------------------------------------------
Norastemizole                                Hismanal(R)             Allergy                $150                Phase III
antihistamine with improved potency,         Johnson & Johnson
rapid onset, longer duration and
reduced cardio-vascular side effects
without sedation
----------------------------------------------------------------------------------------------------------------------------------
(+) - norcisapride                           Propulsid(R)            GERD                   $1000               Phase I
reduced cardiotoxicity, increased            Johnson & Johnson
efficacy, additional indications,
less frequent dosing
--------------------------------------------------------------------------------------------------------------------------------
(R) - fluoxetine                             Prozac(R)               Depression other       $2800               Phase I/II
improved efficacy and new indications        Eli Lilly and Company   CNS indications

                                                                           seven
payment and a license fee of $20 million and will also receive up to $70 million in milestone payments based on the progression of (R)-fluoxetine through development. Sepracor will receive royalties on worldwide (R)-fluoxetine sales beginning on product launch. Lilly will be responsible for all development work on (R)-fluoxetine, including regulatory submissions. Based on current regulatory guidelines, Lilly hopes to complete the clinical studies of (R)-fluoxetine by 2001 with regulatory submissions taking place at that time.

     Under the Hart Scott Rodino Act, the Company has received a request from the Federal Trade Commission for additional information in connection with its license agreement with Eli Lilly and Company for (R)-fluoxetine. The Company plans to fully respond to the request and expects the license agreement with Eli Lilly and Company to become effective as soon as the Federal Trade Commission completes its review.

     Norcisapride - a potentially safe active metabolite of Janssen's GERD drug, Propulsid(R) In July 1998, Sepracor and Janssen announced a licensing agreement to develop and market (+)-norcisapride. Propulsid(R) (cisapride) is indicated in the U.S. for the treatment of patients with nocturnal heartburn due to gastroesophageal reflux disease (GERD). Janssen's worldwide sales of Propulsid(R) in 1998 exceeded $1 billion. Sepracor's preclinical data indicates that the Propulsid(R) active metabolite, (+)-norcisapride, has the potential of being a safe and active product for GERD, with additional potential for other indications.

[Johnson & Johnson logo]

     Under the terms of the agreement, Sepracor has exclusively licensed to Janssen all of Sepracor's worldwide rights to develop and market
(+)-norcisapride enantiomers. Janssen will pay Sepracor royalties on product sales beginning at launch and royalties will escalate upon achievement of sales milestones.


Sepracor ICE(TM)  Pharmaceutical Candidates for Therapeutic Franchise Management
------------------------------------------------------------------------------------------------------------------------------
ICE(TM) Pharmaceutical          Parent drug                Sepracor Development            Patent Drug 1998         Innovator
Partnership Candidate                                                                      Estimated Worldwide      Patent
Drug Indication                 Company                    Commercialization Partner       Sales in millions        Expiration
------------------------------------------------------------------------------------------------------------------------------
Allegra(R)                      Seldane(R)                                                 $500                     2001
allergy                         Hoechst Marion Roussel     Hoechst Marion Roussel
desloratadine                   Claritin(R)                                                $2300                    2004
allergy                         Schering-Plough            Schering-Plough
norastemizole                   Hismanal(R)                                                $100                     2007
allergy                         Johnson & Johnson          Johnson & Johnson
(+)-norcisapride                Propulsid(R)                                               $1000                    2009
GERD                            Johnson & Johnson          Johnson & Johnson
(R)-fluoxetine                  Prozac(R)                                                  $2800                    2003
depression                      Eli Lilly and Co.          Eli Lilly and Co.

------------------------------------------------------------------------------------------------------------------------------
(R)-bupropion                   Zyban(TM)                                                  $150                     1997
depression, ADD                 Glaxo-Wellcome
(-)-cetirizine                  Zyrtec(R)                                                  $700                     2002
allergy                         Pfizer
(-)-pantoprazole                Pantozol(TM)                                               $300                     2005
GERD                            American Home Products
(-)-amlodipine                  Norvasc(R)                                                 $2600                    2007
hypertension                    Pfizer
hydroxy itraconazole            Sporanox(R)                                                $500                     2007
anti-fungal                     Johnson & Johnson
desmethylvenlafaxine            Effexor(R)                                                 $500                     2007
CNS                             American Home Products
(S)-lansoprazole                Prevacid(R)                                                $1200                    2007
GI                              TAP Pharmaceuticals
(R)-ondansetron                 Zofran(R)                                                  $600                     2007
nausea                          Glaxo-Wellcome
(S)-salmeterol                  Serevent(R)                                                $800                     2008
asthma                          Glaxo-Wellcome
------------------------------------------------------------------------------------------------------------------------------
                                                                                            Total:   $14.5 billion

eight

[Logo's in Text: Johnson & Johnson / Schering-Plough / Hoechst Marion Roussel]

     Norastemizole - a potential non-sedating antihistamine, an active metabolite of Janssen's Hismanal(R) In February 1998, Sepracor announced a co-development and co-promotion arrangement for norastemizole with Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson (NYSE: JNJ). Norastemizole may combine the benefits of safety, potency, rapid onset of action and long duration of action for the treatment of allergies.

     Under the terms of the agreement, the companies will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the United States and abroad. When this option is exercised, Janssen and Sepracor will equally share the costs and profits associated with the further development, marketing and sale of norastemizole in the U.S. Janssen will market norastemizole overseas, paying Sepracor royalties on sales. Sepracor retains the right to co-promote norastemizole in the U.S. through its respiratory sales force.

     Three large-scale controlled human clinical trials of norastemizole have been completed by Sepracor and additional studies are underway.

     Desloratadine - an active metabolite of Schering-Plough's market-leading nonsedating antihistamine, Claritin(R), with the potential for greater potency In December 1997, Sepracor and Schering-Plough Corporation (NYSE: SGP) announced a licensing agreement giving Schering-Plough exclusive worldwide rights to Sepracor's use patent covering desloratadine, an active metabolite of Claritin(R). 1998 worldwide sales of Claritin were approximately $2.3 billion.

     Under the terms of the agreement, Sepracor has exclusively licensed its desloratadine use patent rights to Schering-Plough, who will develop and market a desloratadine product worldwide. Under the agreement, royalties will begin at product launch and will escalate over time and upon the achievement of sales volume and other milestones. Schering-Plough is currently conducting worldwide Phase III trials.

     Fexofenadine (Allegra(TM)) - a safer, active metabolite replaces HMRI's Seldane(R) Seldane, marketed by Hoechst Marion Roussel (HMRI), was the leading nonsedating antihistamine until the FDA mandated that Seldane carry a "black-box" warning in its label alerting physicians to potential cardiovascular side effects and adverse drug-drug interactions.

     In 1993, Sepracor entered into a licensing agreement with HMRI giving it the rights to Sepracor's U.S. patents on its ICE Pharmaceutical fexofenadine (Allegra), an active metabolite of Seldane. In less than three years of development, HMRI launched Allegra(TM) in 1996 as a nonsedating antihistamine without the cardiotoxicity of the parent drug Seldane(R). After the introduction of Allegra, and at the request of the FDA, HMRI removed Seldane(R) from the market. Seldane offers no therapeutic benefits over its active metabolite, Allegra, and has serious potential adverse side effects.

     While Sepracor is entitled to receive U.S. royalty payments upon the expected expiration in 2001 of HMRI's composition of matter patent covering fexofenadine, the right to receive royalties is subject to successful resolution of pending patent interference action. The interference is expected to be decided in 1999. 1998 worldwide sales of Allegra were approximately $500 million.

[Chart centered in top column]

                      ------------------------------------
                         The Value of ICE(TM) Strategy
                      ------------------------------------

                                        New
                                     Indications

                                       Market
                                       Growth
           Innovator's NCE
                                      Product
                                    Improvement

[Vertical] Sales

[Horizontal] Time  [arrow]                     2005            2015


                                                                            nine

Breathing Easier   ICE(TM) Pharmaceuticals...Improving Patient Outcomes

A comprehensive product platform for the Company's respiratory sales force is expected to include the direct sales of Sepracor's two complementary asthma drugs, Xopenex(TM) (levalbuterol HCl), a short-acting bronchodilator, and (R,R)-formoterol, a long-acting bronchodilator. The Company also intends to co-promote norastemizole, under development for the treatment of allergies.

Asthma

Fifteen million Americans, including 5 million children, suffer from asthma, an increase of 78 percent since 1980. It is the most prevalent chronic disorder in children and annually accounts for 10 million lost school days. Approximately 5,000 deaths occur as a result of asthma in the U.S. each year, a 91 percent increase in the past decade.

     Asthma is a chronic disorder of the bronchial airways. During an asthma attack, the bronchial airways become narrowed as the bronchial muscles tighten. Bronchodilators, such as racemic albuterol and Xopenex, are classified as beta-agonists. Beta- agonists are used as primary treatment for acute and chronic asthma attacks because of their immediate onset of action. In order to treat asthma effectively, beta agonists should be used in conjunction with the long-term therapy of either steroids or leukotriene antagonists.

     Short-acting and long-acting bronchodilators prescribed for the treatment of asthma had worldwide sales of over $2.6 billion in 1998. Sepracor's Xopenex is the single-isomer version of the world's leading bronchodilator, racemic albuterol. In 1998, racemic albuterol estimated worldwide sales exceeded $1.2 billion. Racemic albuterol has been the front line therapy despite its side effects. Xopenex is the first improvement over racemic albuterol in over 20 years.

     Xopenex(TM) (levalbuterol HCl) - the improved single-isomer form of Glaxo-Wellcome's Ventolin(R) and Schering-Plough's Proventil(R) Sepracor is awaiting final approval from the FDA to begin marketing Xopenex(TM) (levalbuterol HCl), a bronchodilator for the treatment and prevention of acute bronchospasm. The drug will first be available in solution formulation for use in a nebulizer device, which is an electric air compressor with a mouthpiece through which the patient breathes vaporized asthma medication.

     The active ingredient of Xopenex is the therapeutically active (R)-isomer of racemic albuterol. Racemic albuterol, an equal mixture of (R) and (S) isomers, is the world's leading bronchodilator for asthma. In racemic albuterol, the (R)-isomer is exclusively responsible for the therapeutic effect and perfectly matches the human body's receptor. The (S)-isomer has been found to have no therapeutic benefit and poorly matches the body's receptor. Scientific data suggest the (S)-isomer may cause detrimental airway hyperactivity. Xopenex is potentially safer and more efficacious than racemic albuterol.

     In addition to formulating a nebulizer solution, Sepracor is developing Xopenex for use in several delivery systems, including syrup, tablet, a dry-powder inhaler and metered-dose inhaler. Sepracor plans


[PHOTO OF XOPENEX BOX]

[Caption next to Photo] Xopenex will be the first commercially available isomerically pure beta-agonist to treat asthma symptoms.

ten

[PHOTO: LARGE PHOTO OF CHILDREN IN SILHOUETTE AT SUNSET JUMPING INTO A LAKE]





                                                                          eleven

[PHOTO: FULL BLEED PHOTO OF TWO PEOPLE JOGGING IN A PARK]



[PIE CHART]

1998 Estimated Worldwide Sales for Antihistamine Products

Claritin(R)                 Zyrtec(R)
$2.3 Billion                $700 Million


Hismanal(R)                 Allegra(R)/
$100 Million                Seldane(R)
                            $500 Million

twelve
to market Xopenex directly through the Company's 65 person respiratory sales force. The sales force plans to sell directly to pulmonologists, allergists, pediatricians, and primary care physicians in hospitals and clinics in the U.S.

     (R,R)-formoterol - an improved single-isomer form of Novartis' Foradil(R) and Yamanouchi's Atock(R) Sepracor is developing a single-isomer form of formoterol, (R,R)-formoterol, as a superior bronchodilator with a long-duration of action coupled with a rapid onset of action. This combination of properties should make (R,R)-formoterol an attractive entry in the long-acting bronchodilator market, which is currently lead by Glaxo-Wellcome's Serevent(R). 1998 worldwide sales of Serevent were approximately $700 million. (R,R)-Formoterol has the potential to be the first once-a-day long acting bronchodilator.

     Sepracor's (R,R)-formoterol is currently in Phase II clinical trials. The Company plans to market (R,R)-formoterol through its respiratory direct sales force.


Allergy

Over forty million Americans suffer from seasonal allergic rhinitis (hay fever), an allergic reaction to airborne pollens. Symptoms include runny nose, watery eyes, and scratchy throat. Worldwide sales of antihistamines were approximately $4 billion in 1998. Industry analysts have forecasted antihistamine sales could double to approximately $6 billion by 2003.


[PIE CHART]
1998 Worldwide Estimated Sales
for Bronchodilators Products

Short-Acting Bronchodilators (Ventolin(R)/Proventil(R))
$1.2 Billion

Long-Acting Bronchodilators (Serevent(R)/Foradil(R)/Atock(R))
$.9 Billion


     Norastemizole - an active metabolite of Janssen's Hismanal(R) Sepracor is aggressively developing norastemizole, which the Company believes has the potential to be the most potent, most rapid, nonsedating antihistamine drug in the class which includes Allegra and Claritin. In addition, norastemizole has the potential to be free of the "black-box" warning in Hismanal's label which alerts physicians to serious side effects and drug-drug interactions.

     Sepracor has completed three large-scale controlled clinical trials of norastemizole and will be conducting additional studies throughout 1999.

--------------------------------------------------------------------------------------------------------------------------------
ICE Pharmaceuticals for Respiratory Therapy
--------------------------------------------------------------------------------------------------------------------------------
ICE(TM) Pharmaceutical Candidate    Parent Drug               Expected          Parent Drug 1998       Development     Earliest
Potential Benefits of Sepracor      Company                   Indication        Estimated Worldwide    Status          Potential
Drug Candidate                                                                  Sales ($millions)                      Launch
--------------------------------------------------------------------------------------------------------------------------------
Xopenex(TM) (levalbuterol HCI)      Ventolin(/Proventil*      Asthma -          $1200                  NDA Complete    1999
improved safety and efficacy        Glaxo-Wellcome,           short-acting
                                    Schering-Plough           bronchodilator
--------------------------------------------------------------------------------------------------------------------------------
Norastemizole                       Hismanal*                 Allergy           $150                   Phase III       2001
antihistamine with improved         Johnson & Johnson
potency, rapid onset, longer
duration and reduced cardio-
vascular side effects without
sedation
--------------------------------------------------------------------------------------------------------------------------------
(R,R) - formoterol                  Foradil(R)/Atock(R)       Asthma -          $100                   Phase II        2002
rapid onset of action and           Novartis/Yamanouchi       long-acting
longer duration                                               bronchodilator

                                                                        thirteen

Active Lifestyles      A Retiring Generation Demands More Effective Medicines

Urinary incontinence affects a large population, in the U.S., approximately 17 million people. Drug therapy to treat urinary incontinence, however, has been limited due to the unpleasant side effects of existing drugs, including dry mouth, nausea, restlessness and heart palpitations. The majority of the patients for both urge and stress incontinence rely on adult diapers or incontinence devices. Worldwide sales of these alternatives were approximately $2 billion in 1998, while drug therapy accounted for approximately $200 million.

     (S)-oxybutynin - a single-isomer form of Alza's Ditropan(R) Sepracor's
(S)-oxybutynin is a potential treatment for urinary (urge) incontinence with significantly reduced side effects that limit the sales of Ditropan(R). Urge incontinence is an urgent desire to urinate accompanied by an inability to control the bladder. Sepracor's recently completed Phase II clinical trial indicated (S)-oxybutynin's effectiveness for the treatment of urge incontinence. The trial also statistically demonstrated the drug's ability to reduce both urinary frequency and the episodes of involuntary urination (incontinence) in a dose-dependent manner with low incidence of unpleasant side effects. Sepracor will begin a 900 patient, twelve-week, Phase IIB dose ranging clinical trial in early 1999.

     (+)-desmethylsibutramine - a single isomer of the active metabolite of Knoll Pharmaceutical's Meridia(R) In addition to its potential use to treat various central nervous system indications (see CNS page 17), Sepracor is developing (+)-desmethylsibutramine as a pharmacological treatment for stress incontinence. Different from "urge incontinence" (see (S)-oxybutynin above), stress incontinence is the involuntary escape of a small amount of urine when a person coughs, laughs, or lifts heavy objects. Stress incontinence is common in women, particularly after childbirth.

     (S)-doxazosin - a single-isomer form of Pfizer's Cardura(R) Sepracor's
(S)-doxazosin has the potential to treat benign prostatic hypertrophy (BPH), which is enlargement of the prostate, a condition common among men over 50 years of age. (S)-doxazosin has the potential to decrease the side effect of orthostatic hypotension, which lowers the blood pressure and can cause severe dizziness and fainting. This side effect often requires titration, which leads to multiple visits to the physician's office. If successfully developed, Sepracor's single-isomer version could reduce the number of office visits needed to titrate this medication, as well as increase its efficacy. In the second half of 1999, Sepracor plans to begin Phase I human clinical trials of (S)-doxazosin.


-------------------------------------------------------------------------------------------------------------------------
ICE Pharmaceuticals for Urological Disorders
-------------------------------------------------------------------------------------------------------------------------
ICE(TM) Pharmaceutical Candidate     Parent Drug    Expected Indication    Parent Drug 1998       Current        Earliest
Potential Benefits of Sepracor       Company                               Estimated Worldwide    Development    Potential
Drug Candidate                                                             Sales ($millions)      Status         Launch
-------------------------------------------------------------------------------------------------------------------------
(S)-oxybutynin                       Ditropan(R)    Urge Incontinence      $150                   Phase II       2002
reduced anticholinergic side         Alza
effects including dry mouth,
nausea, dizziness and palpitations
-------------------------------------------------------------------------------------------------------------------------
(S)-doxazosin                        Cardura(R)     Benign Prostatic       $600                   preclinical    2002
reduced orthostatic hypotension      Pfizer         Hypertrophy (BPH)
and improved potency
-------------------------------------------------------------------------------------------------------------------------
(+)-desmethylsibutramine             Meridia(R)     Stress Incontinence    new indication         preclinical    2002
reduced anticholinergic side         Knoll Labs
effects and new indication

fourteen

[FULL BLEED PHOTO OF OLD COUPLE]

[PIE CHART]

1998 Estimated Worldwide Sales for
Urinary Incontinence Products

Diapers & Devices                BPH
$2 Billion                       $1 Billion

Stress and Urge
Incontinence
$200 Million

                                                                         fifteen

[FULL BLEED PHOTO OF MOTHER AND BABY IN FIELD]

[PIE CHART]

1998 Estimated Worldwide Sales for
Central Nervous System Products

Depression   $9 Billion
Anxiety    $2.6 Billion
ADHD        $50 Million
Obesity    $500 Million


sixteen

Feeling Better  Lower Side Effects and New Indications Yield a Healthy Outlook

Sepracor's portfolio of drug candidates will address a portion of a central nervous system (CNS) worldwide market which had sales over $12.6 billion in 1998. Many of the Company's ICE Pharmaceuticals have the potential to treat indications such as depression, obesity and attention deficit disorder, among others.

     (+)-desmethylsibutramine - a single-isomer form of the metabolite of Knoll Pharmaceutical's Meridia(R) Preliminary Sepracor preclinical studies indicate that (+)-desmethylsibutramine may be a potent selective serotonin reuptake inhibitor (SSRI), norepinephrine and dopamine reuptake inhibitor. This unique triple mechanism of action may offer benefits in the treatment of obesity as well as the opportunity to treat additional indications including chronic pain syndromes, attention deficit disorder (ADHD) and depression. Sepracor plans to submit an investigational new drug application (IND) and initiate Phase I human clinical trials with (+)-desmethylsibutramine in 1999.

     (+)-zopiclone - a single-isomer form of Rhone-Poulenc Rorer's Imovane(R) If successfully developed, this drug could represent the second non-benzodiazepine treatment for sleep disorders in the U.S. Zopiclone, available only outside the U.S., reduces sleep latency, increases the duration of sleep, and decreases the number of nocturnal awakenings in sleep studies conducted in man. Currently, the market is served primarily by zolpidem tartrate, marketed as Ambien(R) by Searle.

     Sepracor has shown in preclinical studies that the activity responsible for efficacy predominantly resides in the (+) isomer of zopiclone and the single isomer version exhibits lower anticholinergic side effects than those seen with the parent drug, Imovane(R). Sepracor plans to submit an IND and initiate Phase I clinical trials with (+)-zopiclone in the first half of 1999.

     (R)-ketoprofen - a single-isomer form of American Home Product's Orudis(R) Preclinical studies have indicated that Sepracor's (R)-ketoprofen is a potentially highly potent analgesic treatment for neuropathic pain, with reduced gastrointestinal side effects. The Company plans to begin human clinical trials of (R)-ketoprofen for this indication during the first half of 1999.

     Hydroxy bupropion - a single-isomer form of Glaxo-Wellcome's Zyban(R) Sepracor's preclinical studies indicate that hydroxy bupropion offers the possibility of a lower incidence of seizures than the parent drug Zyban(R), coupled with potential new indications including depression and ADHD.

----------------------------------------------------------------------------------------------------------------------------------
ICE Pharmaceuticals for Central Nervous System Indications
----------------------------------------------------------------------------------------------------------------------------------
ICE(TM) Pharmaceutical Candidate   Parent Drug              Expected                 Parent Drug 1998     Current        Earliest
Potential Benefits of Sepracor     Company                  Indication               Estimated Worldwide  Development    Potential
Drug Candidate                                                                       Sales ($millions)    Status         Launch
----------------------------------------------------------------------------------------------------------------------------------
(R)-ketoprofen                     Orudis(R)/Actron(R)      neuropathic pain         $150                 Phase I/II     2002
reduced gastrointestinal side      American Home Products
effects, improved potency
----------------------------------------------------------------------------------------------------------------------------------
(+)-desmethylsibutramine           Meridia(R)               depression, anxiety,     new to market         Preclinical   2002
reduced anticholinergic side       Knoll Labs               obesity, attention
effects including dry mouth                                 deficit disorder (ADHD)
and constipation
----------------------------------------------------------------------------------------------------------------------------------
(+)-zopiclone                      Imovane(R)               sleep disorders          $140                  Preclinical   2003
reduced anticholinergic side       Phone-Poulenc Rorer
effects including dry mouth
----------------------------------------------------------------------------------------------------------------------------------
Hydroxy bupropion                  Zyban(R)                 ADHD                     new to market         Preclinical   2003
reduced incidence of seizures,     Glaxo-Wellcome
dry mouth and insomnia
----------------------------------------------------------------------------------------------------------------------------------
Nefazodone metabolite              Serzone(R)               depression               $230                  Preclinical   2004
reduced anticholinergic            Bristol-Meyers Squibb
side effects

                                                                       seventeen

Drug Discovery   Backward Integration...Sepracor's New Chemical Entities

As the Company continues towards its vision of becoming a fully integrated pharmaceutical company, Sepracor is broadening its development focus to include discovery and development of New Chemical Entities (NCEs).

     Sepracor's strong ICE Pharmaceutical product portfolio will carry the Company into the next millennium. However, future growth can be further augmented through discovery and development of new chemical compounds. These NCEs are expected to complement Sepracor's current ICE Pharmaceutical pipeline.

     The ability for a company the size of Sepracor to make a significant contribution to drug discovery has increased with the use of new technologies in combinatorial chemistry and high throughput screening. In the past, only large pharmaceutical companies participated in the discovery of novel, drug-like molecules which are suitable for the treatment of diseases with unmet medical needs. However, the accessibility and widespread use of the new technologies of combinatorial chemistry and ultra high throughput screening provide an opportunity for Sepracor to compete with larger pharmaceutical companies in the area of NCE discovery.

     Combinatorial chemistry techniques - with robotics and computer directed synthesis - are used to quickly produce libraries of compounds, which are then suitable for biological evaluation in relevant high throughput screening assays. These compound libraries are rapidly assessed for drug-like properties, which include specific disease-associated receptor binding or enzyme inhibition, as well as absorption, metabolism and toxicological profiles. These techniques have significantly increased the productivity of the medicinal chemist and dramatically increased the frequency at which compounds with more drug-like properties are identified and chosen for further investigation.

     Sepracor's approach to the discovery of NCE's is identifying novel compounds, which are of strategic interest to Sepracor, with in vitro and in vivo biological activity in the anti-infective, anti-inflammatory, pain and behavioral disease therapeutic areas.

--------------------------------------------------------------------------------
Sepracor's New Chemical Entities
--------------------------------------------------------------------------------
Sepracor Lead Compound    Indication               Receptor/Enzyme

SEP-97, 148               Pain, Anxiety            Adenosine
SEP-154, 601              Asthma                   A2A
                                                   A3

SEP-109, 235              Anxiety                  Serotonin
SEP-89, 406               Anxiety                  5HT1a
                                                   5HT2a

SEP-98, 035               Fungal Infection         Fungicidal versus
                                                   Aspergillas and Candida

SEP-132, 617              Bacterial Infection      Narrow spectrum, resistant
                                                   gram-positive infections

[CHART] Sepracor's Drug Discovery

Combinatorial           Functional
 Chemistry               Genomics

Many Compounds        Disease Targets


          High-Throughput
             Screening

              "Hits"    BIOINFORMATICS
                        Computer Control

          Lead Compounds

          Preclinical and
          Clinical Trials



eighteen

              [FULL BLEED PHOTO OF SCIENTIST LOOKING AT TEST TUBE]




nineteen

Sepracor Inc. Selected Financial Data

Year Ended December 31, (in thousands, except per share data)  1998          1997           1996            1995             1994
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:

Revenues:
        Product sales                                     $   6,996    $    9,636      $  13,784       $  14,271        $  12,382
        Collaborative research and development                5,044            58             25           1,036              303
        License fees and royalties                            5,366         5,643          1,232             900            5,425
                                                          -----------------------------------------------------------------------
Total revenues                                               17,406        15,337         15,041          16,207           18,110
                                                          -----------------------------------------------------------------------
Costs and expenses:
        Cost of revenue                                       4,604         5,992          6,784          10,410            6,919
        Research and development                             63,062        43,055         35,828          21,707           17,723
        Purchase of in-process research and development (1)       -             -              -               -            3,500
        Selling, general, administrative and patent costs    32,891        17,254         16,312          20,411           16,212
        Restructuring and impairment charges (2)               (351)        4,179              -           4,144                -
                                                          -----------------------------------------------------------------------
Total costs and expenses                                    100,206        70,480         58,924          56,672           44,354
                                                          -----------------------------------------------------------------------
Loss from operations                                        (82,800)      (55,143)       (43,883)        (40,465)         (26,244)
                                                          -----------------------------------------------------------------------
Other income (expense):
        Equity in investee losses (3)                        (7,482)       (2,755)       (17,539)           (808)               -
        Interest income                                      13,191         5,766          6,713           3,228            1,390
        Interest expense                                    (16,969)       (5,976)        (6,140)         (2,077)            (832)
        Gain on sale of ChiRex Inc.                               -        30,069              -               -                -
        Other (4)                                               124           547           (107)         (1,171)            (213)
                                                          -----------------------------------------------------------------------
Net loss before minority interests                          (93,936)      (27,492)       (60,956)        (41,293)         (25,899)
Minority interests in subsidiaries                              653         1,369            846           7,881            5,556
                                                          -----------------------------------------------------------------------
Net loss                                                  $ (93,283)    $ (26,123)     $ (60,110)      $ (33,412)       $ (20,343)
                                                          -----------------------------------------------------------------------
Net loss applicable to common shares (5)                  $ (93,433)    $ (26,723)     $ (60,710)      $ (33,412)       $ (20,343)
                                                          -----------------------------------------------------------------------
Basic and diluted net loss per common share               $   (3.23)    $   (0.97)     $   (2.25)      $   (1.54)       $   (1.09)
Basic and diluted weighted-average number of
  common shares outstanding                                  28,913        27,599         27,032          21,637           18,644

Balance Sheet Data (in thousands):
Cash and marketable securities                             $499,597     $  92,560       $103,650        $143,250         $ 27,590
Total assets                                                551,313       128,507        146,689         202,713           73,419
Long-term debt                                              492,104        84,268         85,267          85,818            5,929
Stockholders' equity                                          4,389        12,032         30,392          89,227           30,485

(1) Represents a charge in connection with an acquisition by BioSepra Inc.

(2) Represents a recovery of restructuring charges in 1998 and restructuring and impairment charges taken by BioSepra in December 1997 and June 1995. See Footnote J - Notes to Consolidated Financial Statements.

(3) 1998 includes a write-off of a guarantee of a HemaSure line of credit and 1996 includes one-time charges from ChiRex's initial public offering and HemaSure's loss from discontinued operations. See Footnote D - Notes to Consolidated Financial Statements.

(4) Includes a write-off of approximately $800,000 relating to certain deferred finance charges taken in September 1995.

(5) Includes $150,000, $600,000 and $600,000 in preferred stock dividends in 1998, 1997 and 1996, respectively. See Footnote B - Notes to Consolidated Financial Statements.

twenty

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Sepracor is a specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely-prescribed pharmaceutical compounds. The Company develops drugs by leveraging its broad patent position, expertise in chiral chemistry and pharmacology, and experience in conducting clinical trials and seeking regulatory approvals for new drugs. Sepracor's Improved Chemical Entities ("ICEs") pharmaceutical development program has yielded an extensive portfolio of drug candidates intended to treat a broad range of indications in respiratory care, urology, gastroenterology, psychiatry and neurology. The Company is also broadening its development focus to include discovery and development of new chemical entities.

The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including BioSepra Inc. ("BioSepra"), Sepracor Canada Limited, New England Pharmaceuticals, Inc. (from June 1995 to June 1996 at which time it was merged into Sepracor) and SepraChem Inc. (from January 1996 to March 1996). The consolidated financial statements also include Sepracor's affiliates, HemaSure Inc. ("HemaSure") (a subsidiary from January 1994 to September 1995), and Versicor Inc. ("Versicor") (a subsidiary from May 1995 to December 1997).

BioSepra develops, manufactures and sells chromatographic media for use by biopharmaceutical companies in the purification and production of biopharmaceuticals. In 1996, Sepracor loaned BioSepra $5,500,000. Interest on the loan was prime plus 3/4%. The loan, including any interest thereon, was convertible into shares of BioSepra stock at the option of Sepracor at any time prior to payment. In June 1996, Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion of the outstanding principal and interest Sepracor owns approximately 64% of BioSepra.

At December 31, 1998, the Company owned 33% of the outstanding shares of common stock of HemaSure, a company applying its proprietary filtration technology to develop products to increase the safety of blood collection and transfusion. The Company accounts for its investment in HemaSure using the equity method. At December 31, 1997, the Company's investment in HemaSure was recorded at zero. In September 1998, Sepracor guaranteed a $5,000,000 HemaSure line of credit and as a result began to record its portion (33%) of HemaSure losses. Losses of $1,188,000 were recorded for the remainder of 1998 and at December 31, 1998 the Company recorded the balance of the guarantee, or $3,812,000, as a loss, for a total 1998 HemaSure equity loss of $5,000,000. (See Notes to Consolidated Financial Statements - Note W - Subsequent Event for HemaSure ownership change to 42%).

In May 1995, Versicor was formed to develop novel drug candidates principally for the treatment of infectious diseases. In 1995 and 1997, Versicor entered into Convertible Subordinated Note Agreements ("the Note Agreements") with Sepracor. On December 10, 1997, Versicor completed a private equity financing for approximately $22,000,000 and issued Series C Preferred Stock. As part of the transaction, Sepracor exercised its conversion option on the Versicor Convertible Subordinated Notes ("the Versicor Notes") in the amount of $9,530,000. The remaining $6,034,000, which was outstanding under the Versicor Notes at the time, was repaid to Sepracor before the end of 1997. Sepracor recognized a gain of approximately $5,688,000 on the transaction, which was recorded as an increase to additional paid-in capital. At December 31, 1997, Sepracor had an investment in Versicor of $3,971,000 and there were no amounts outstanding under the Versicor Notes. Sepracor's ownership as of December 31, 1997 was approximately 22%, thereby making Versicor an affiliate and reportable under the equity method. Sepracor recorded $75,000 as its share of Versicor losses for the period December 10 through December 31, 1997. For the year ended December 31, 1998, Sepracor recorded $2,482,000 as its 22% share of Versicor losses and at December 31, 1998, its investment in Versicor was $1,490,000.

In 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that was a combination of Sterling Organics Limited, a United Kingdom fine chemical manufacturer, and the chiral chemistry business of Sepracor, which was conducted through its subsidiary SepraChem, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares of its common stock at $13 per share. In exchange for the contribution of SepraChem, Sepracor received shares of ChiRex common stock representing approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. From March 11, 1996 until March 31, 1997, Sepracor carried its investment in ChiRex using the equity method of accounting and, accordingly, recorded $2,518,000 as its share of ChiRex's losses for the year ended December 31, 1996 and $383,000 as its share of ChiRex's income for the quarter ended March 31, 1997. On March 31, 1997, Sepracor received net proceeds of approximately $31,125,000 from the public sale of all of its shares of ChiRex common stock. As a result of this transaction, Sepracor recognized a gain of $30,069,000, which was recorded as other income.

Results of Operations

Years Ended December 31, 1998, 1997 and 1996

Product sales were $6,996,000, $9,636,000 and $13,784,000 in 1998, 1997 and
1996, respectively. Product sales are primarily attributable to BioSepra's sales of bioprocessing media, supplies and equipment. The decrease in revenue from 1997 to 1998 is primarily attributable to decreased media sales and the discontinuance by BioSepra of its instrument product line. The decrease in revenue from 1996 to 1997 is attributable to fluctuations experienced by BioSepra in the timing of large production scale media orders and to the absence of one-time stocking orders from a major distributor of research instruments, which occurred in 1996. In addition, the Company believes that the sales of HyperD media have historically been adversely affected by the now settled patent litigation with PerSeptive Biosystems Inc. BioSepra's future success is dependent, in part, on its ability to generate increased sales of its HyperD media products and research devices.

Collaborative research and development revenues were $5,044,000, $58,000 and $25,000, in 1998, 1997 and 1996, respectively. The increase from 1997 to 1998 is primarily due to revenue recognized by Sepracor under its collaboration and license agreement dated as of January 1998 (the "Norastemizole Agreement"), with Janssen Pharmaceutica N.V. ("Janssen") for the development of norastemizole.

License fees and royalties were $5,366,000, $5,643,000 and $1,232,000 in 1998,
1997 and 1996, respectively. Included in the 1998 license revenue is $5,000,000 received from Schering-Plough Corporation ("Schering"), under a license agreement dated December 1997 (the "DCL Agreement") for descarboethoxyloratadine ("DCL"). License revenue in 1997 included $3,600,000 recognized by BioSepra under an agreement (the "Beckman Agreement") with Beckman Instruments, Inc. ("Beckman") and the Hoechst Marion Roussel Inc. ("HMRI") milestone payment of $1,875,000 to twenty-one

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Sepracor under the license agreement for terfenadine carboxylate, marketed by HMRI as Allegra. License revenue in 1996 included $900,000 recognized by BioSepra under the Beckman Agreement and $168,000 in royalties received from Tanabe Seiyake Co. Ltd. ("Tanabe") relating to Tanabe's licensing and use of Sepracor's technology in the manufacture of the chiral intermediate of diltiazem. As of March 1996, Sepracor shares the royalty revenue from Tanabe equally with ChiRex.

In December 1997, under the DCL Agreement, Sepracor licensed to Schering exclusive worldwide rights to Sepracor's patents covering DCL, an active metabolite of loratadine that in pre-clinical studies has shown the potential for greater potency. In the first quarter of 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on DCL sales, if any, beginning at product launch. Royalties paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones.

Effective January 1998, Sepracor and Janssen, a wholly-owned subsidiary of Johnson & Johnson, entered into the Norastemizole Agreement, relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine. Under the terms of the Norastemizole Agreement, the companies will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the U.S. and abroad. When exercised, Janssen and Sepracor will equally share the costs and profits associated with the further development, marketing and sales of norastemizole in the U.S. Sepracor will also retain the right to co-promote the product in the U.S. Alternatively, Sepracor can elect to receive royalties on Janssen sales, if any, of norastemizole in the U.S. in the event it decides not to co-promote the product. Outside of the U.S., Janssen has the right to develop and market norastemizole, and Sepracor will earn royalties on product sales, if any. In addition, Janssen has worldwide over-the-counter rights to norastemizole.

On July 2, 1998, Sepracor received an approvable letter for Xopenex(TM), inhalation solution, in multidose strengths, from the U.S. Food and Drug Administration ("FDA"). Xopenex(TM) is the therapeutically active isomer of racemic albuterol. Final approval by the FDA of the Xopenex(TM) New Drug Application ("NDA") is subject to satisfactory completion of product labeling discussions and certain other conditions. Sepracor is planning to introduce Xopenex(TM) upon FDA approval.

On July 20, 1998, Sepracor entered into a second license agreement with Janssen (the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering norcisapride, an isomer of the active metabolite of Propulsid(TM). Under the terms of the Norcisapride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the norcisapride product worldwide. Under the Norcisapride Agreement, Janssen would pay Sepracor royalties on norcisapride sales, if any, beginning at product launch. The royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones.

In December 1998, Sepracor entered into a license agreement (the "Lilly
(R)-fluoxetine Agreement") with Eli Lilly and Company ("Lilly") under which Sepracor grants to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine. (R)-fluoxetine is a new chemical entity patented by Sepracor, which is a modified form of an active ingredient found in Prozac(R), marketed by Lilly. Under the terms of the Lilly (R)-fluoxetine Agreement, and subject to clearance under the Hart Scott Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Act"), Sepracor will receive an initial milestone payment and license fee of $20,000,000 and up to $70,000,000 in additional milestone payments, based on the progression of (R)-fluoxetine through development. In addition, Sepracor will receive royalties on (R)-fluoxetine worldwide sales, if any, beginning upon first commercial sale. Under the HSR Act, Sepracor has received a request from the Federal Trade Commission for additional information in connection with the Lilly (R)-fluoxetine Agreement. Sepracor plans to fully respond to the request and expects the Lilly
(R)-fluoxetine Agreement to become effective as soon as the Federal Trade Commission completes its review.

The material component of cost of revenue, cost of products sold, as a percentage of product sales, was 59%, 57% and 49% in 1998, 1997 and 1996 respectively. The increase in 1998 from 1997 is due to an unfavorable product mix on current media products and a decline in absorption of manufacturing costs due to lower product sales at BioSepra. The increase in 1997 from 1996 is primarily due to product mix changes and fluctuations in timing of production-scale customer orders of BioSepra. In addition, the increase is attributable to the transition of BioSepra resources from product development to production support, in association with the commercialization of new media and instrument products. In 1997 a payment of $469,000 was made to a third party in connection with the HMRI milestone payment and is included in cost of revenue.

Research and development expenses were $63,062,000, $43,055,000 and $35,828,000 in 1998, 1997 and 1996, respectively. The increase in 1998 from 1997 is primarily due to an increase in research and development spending on preclinical and clinical trials in Sepracor's pharmaceutical programs including two major Phase III norastemizole trials, a fall seasonal allergic rhinitis study and a controlled allergen challenge study; a Phase II pediatric study for the syrup formulation of Xopenex(TM); a Phase II study for (R,R)-formoterol; and a Phase I clinical trial for (R)-fluoxetine. These increases were partially offset by the fact that Sepracor no longer consolidates Versicor results in 1998, while 1997 results included approximately $5,073,000 of research and development costs attributable to Versicor. Costs increased in 1997 as compared to 1996 as levalbuterol Phase III clinical trials were completed; an NDA was submitted for levalbuterol to the FDA, Phase III clinical trials began for norastemizole; and Phase I clinical trials were initiated for (R,R)-formoterol. Sepracor expects the trend of increasing research and development expenditures to continue in 1999 through continued investments in numerous clinical and pre-clinical programs.

Selling, general and administrative expenses were $30,883,000, $15,594,000 and $15,245,000, in 1998, 1997 and 1996, respectively. The increase in 1998 from 1997 is primarily the result of Sepracor's development of its infrastructure, including operations and a specialty sales force, to support Xopenex(TM). The increase in 1997 from 1996 resulted primarily from market research costs incurred by Sepracor in determining the positioning of Sepracor's levalbuterol product in the market and costs related to infrastructure development for a direct sales force, offset by savings from personnel reductions at BioSepra.

In December 1997, BioSepra implemented a cost-reduction program that included the discontinuance of a product line and a reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process segments of the biopharmaceutical market. In conjunction with the cost reduction program, BioSepra also wrote down intangible assets to their net realizable value. In total, BioSepra recorded restructuring and impairment charges totaling $4,179,000 in the fourth quarter of 1997. Of this amount, $3,328,000 represents the write down of goodwill to its net realizable value, $690,000 represents the write down of inventory and fixed assets associated with the discontinued product line and $161,000 represents severance and benefits related to the reduction in twenty-two

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


workforce in the U.S. operation. BioSepra terminated seven employees consisting of marketing, sales, finance and administrative personnel. The $161,000 of severance and benefits was fully paid out in 1998. In 1998, BioSepra recognized a gain of $351,000 related to the sale of its instrument inventory to Beckman, which was previously written off as part of the 1997 restructuring charges described above.

In 1996, as a result of the sale by BioSepra in July 1995 of Biopass, BioSepra wrote-off the remaining unamortized portion of certain purchased technology of approximately $741,000.

Legal expenses related to patents were $2,008,000, $1,660,000 and $1,067,000 for 1998, 1997 and 1996, respectively. The increase in 1998 from 1997 is due primarily to costs associated with an increased volume of patent filings and costs associated with the HMRI patent interference. The increase in 1997 compared with 1996 was due to maintenance fees associated with the increased volume of patent filings and costs incurred in defending patent interference claims initiated in 1997.

Equity in loss of investees was $7,482,000, $2,755,000 and $17,539,000 for 1998, 1997 and 1996, respectively. The equity in loss of investees consists of the Company's portion of the net loss of HemaSure, ChiRex (through March 31, 1997) and Versicor (beginning December 10, 1997). The increase in loss in 1998 from 1997 is primarily due to a $5,000,000 accrual of a HemaSure line of credit guarantee and the recording of Versicor losses for a full year in 1998. Although Sepracor's investment in HemaSure had been reduced to zero in November of 1997, Sepracor's guarantee of the HemaSure line of credit in September 1998 resulted in the continued recording of its portion of HemaSure losses. Sepracor recorded $1,188,000 as its portion of losses through December 1998 and determined that the full guarantee amount of $5,000,000 should be written-off at December 31, 1998. The decrease in 1997 compared to 1996 is primarily related to the absence of any one-time write-offs, such as those in 1996 for ChiRex and HemaSure (Sepracor's combined portion of these one-time write-offs was $12,701,000), ChiRex having net income for the period in 1997 during which Sepracor maintained an interest and recording of HemaSure losses for only eleven months of 1997 as the investment was written down to zero.

Interest income was $13,191,000, $5,766,000 and $6,713,000 for 1998, 1997, and
1996, respectively. The increase in 1998 from 1997 is due to the larger average cash balance available for investment primarily resulting from the February 1998 convertible subordinated debenture financing of $189,475,000, while the decrease in 1997 from 1996 is principally the result of a lower average cash balance available for investment.

Interest expense was $16,969,000, $5,976,000 and $6,140,000 in 1998, 1997 and
1996, respectively. The increase in 1998 from 1997 is due primarily to interest on the February 1998 convertible subordinated debenture financing of $189,475,000 at 6-1/4%. The decrease in 1997 from 1996 was a result of reduced borrowings by BioSepra and more favorable interest rates on the remaining borrowings.

Net other income (expense) was $124,000, $547,000 and $(107,000) for 1998, 1997
and 1996, respectively. Income in 1997 related to the receipt of a Canadian tax refund and favorable foreign exchange transactions associated with BioSepra.

Minority interests in subsidiaries resulted in a reduction of consolidated net loss of $653,000, $1,369,000 and $846,000 for 1998, 1997 and 1996, respectively.
The decrease in 1998 from 1997 is due to a reduction in BioSepra's loss. The increase in 1997 from 1996 related to larger losses at BioSepra, offset by a reduction in the percentage of minority interest, as Sepracor's ownership increased to 64% in June 1996.

Other

Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This approach designates the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. On this basis, the Company has two business segments: Sepracor and Sepracor Group, which includes BioSepra and equity investments in HemaSure, Versicor and ChiRex. Segment results, as well as geographic data, are presented on this new basis in 1998, as well as retroactively to 1997 and 1996. The Company also adopted SFAS No.130, "Reporting Comprehensive Income", in the first quarter of 1998, which requires disclosure of comprehensive income, i.e., net income plus direct adjustments to stockholders' equity.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company expects no immediate impact from SFAS No. 133 because it currently has no derivatives.

Liquidity and Capital Resources

Cash and cash equivalents plus marketable securities of Sepracor and its subsidiaries, including BioSepra, totaled $499,597,000 at December 31, 1998, compared to $92,560,000 at December 31, 1997. Cash and cash equivalents plus marketable securities of Sepracor, excluding BioSepra, at December 31, 1998 were $497,362,000, compared to $90,044,000 at December 31, 1997.

The net cash used in operating activities for the year ended December 31, 1998 was $59,891,000. The net cash used in operating activities includes a net loss of $93,283,000 adjusted by non-cash charges of $13,245,000. These charges were offset by the minority interest in subsidiary portion of the net loss of $653,000 and $263,000 for the reduction in the provision for doubtful accounts. Non-cash charges include $5,000,000 relating to the accrual of Sepracor's guarantee of a HemaSure line of credit. The accounts payable and accrued expense amounts increased a total of $20,547,000, primarily due to increased research and development and interest accruals at Sepracor. Deferred revenue increased in 1998 compared to 1997 a total of $1,891,000 primarily due to Sepracor's deferral of the recognition of revenue from HMRI, pending an unsettled patent interference.

Sepracor used $201,013,000 in investing activities for the year ended December 31, 1998. The cash was used in investing activities primarily for net purchases of marketable securities of $194,293,000 and for $7,288,000 of property and equipment purchases. Sepracor expects purchases of property and equipment to be in the $12,000,000 to $17,000,000 range in 1999 with depreciation for 1999 expected to be in the $6,000,000 to $8,000,000 range.

                                                                    twenty-three

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Net cash of $474,091,000 was provided by financing activities for the year ended December 31, 1998. The cash resulted primarily from proceeds of $489,475,000 from two convertible subordinated debenture financings, offset by $15,615,000 of costs associated with these financings.

In 1994, Sepracor, BioSepra and HemaSure entered into an equipment leasing arrangement that provides for a total of up to $2,000,000 of financing to Sepracor and its subsidiaries for the purpose of financing capital equipment in the U.S. All outstanding amounts are collateralized by the assets so financed and are guaranteed by Sepracor. At December 31, 1998, there was $320,000 outstanding under this credit facility relating to Sepracor, BioSepra and HemaSure of which $63,000 represented Sepracor's portion.

At December 31, 1998, Sepracor had guaranteed $402,000 of outstanding bank borrowings of BioSepra S.A., BioSepra's wholly owned French subsidiary.

In 1994, Sepracor's wholly owned subsidiary, Sepracor Canada Limited, entered into two credit agreements with two Canadian provincial and federal business development agencies for approximately $2,960,000 in term debt, of which $2,590,000 is at an annual interest rate of 9.25% and $370,000 is interest free. As of December 31, 1998, Sepracor Canada Limited had received approximately $2,960,000 of such term debt, of which $1,754,000 was outstanding.

In 1995 and in 1997, Versicor entered into Convertible Subordinated Note Agreements with Sepracor. Under these note agreements, Sepracor agreed to loan to Versicor amounts as required for operating purposes. The amounts outstanding under the 1995 note accrued interest at the prime rate plus 1/2% not to exceed 9.5%. The amounts outstanding under the 1997 note accrued interest equal to the prime rate minus 1/4%, adjusted under certain circumstances. The note agreements were convertible, at the option of Sepracor, into Versicor preferred stock by dividing the amount outstanding, including principal and interest, by $0.7833. On December 9, 1997, Sepracor converted an aggregate of $9,530,000 of the note agreements into 12,166,667 shares of Versicor preferred stock. On December 31, 1997, Versicor repaid Sepracor the remaining $6,034,000 due under the note agreements.

In 1996, Sepracor, BioSepra and Versicor entered into a revolving credit agreement with a commercial bank that provides for borrowing of up to an aggregate of $10,000,000 (the "Revolving Credit Agreement"), pursuant to which BioSepra and Versicor could borrow up to $3,000,000 each. All borrowings are collateralized by certain assets of the companies. On December 30, 1997, the Revolving Credit Agreement was amended to remove Versicor as a party. The revolving credit agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1998, BioSepra had $2,000,000 outstanding under this agreement. The annual interest rate on such borrowings is at the lower of the prime rate or LIBOR plus 1.75%.

On December 30, 1997, Sepracor entered into a put agreement with a commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor, a former wholly owned subsidiary, in the event of a default by Versicor under its loan agreement with the bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor. As of December 31, 1998, the put agreement remained outstanding.

On February 10, 1998, Sepracor issued $189,475,000 of 6-1/4% Convertible Subordinated Debentures due 2005 (the "6-1/4% Debentures"). The 6-1/4% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $47.369 per share. The 6-1/4% Debentures bear interest at 6-1/4% payable semi-annually, commencing on August 15, 1998. The 6-1/4% Debentures are not redeemable by the Company prior to February 18, 2001. The Company may be required to repurchase the 6-1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6-1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 6-1/4% Debentures. The net proceeds to the Company after offering costs were $183,370,000.

On March 26, 1998, Sepracor, and Beckman terminated their Stock Purchase Agreement under which Beckman acquired 312,500 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends, totaling $6,850,000. In addition, BioSepra and Beckman amended their distribution agreement whereby BioSepra granted a non-exclusive right to manufacture instruments to Beckman, removed its obligation to manufacture instruments for Beckman, and sold the discontinued instrument product inventory to Beckman for $250,000.

On October 30, 1998 Sepracor called for the redemption of its 7% Convertible Subordinated Debentures due 2002, (the "7% Debentures due 2002"), aggregating $80,880,000. The 7% debentures due 2002 were convertible, at the holder's option, into shares of Sepracor Common Stock at a conversion price of $19.68 per share. On December 1, 1998, immediately prior to the redemption, the entire principal amount of 7% Debentures due 2002, was converted into 4,109,756 shares of Sepracor Common Stock. As a result of the conversion, Sepracor wrote off $1,582,000 of deferred financing costs against stockholders' equity.

On December 10, 1998, Sepracor issued $300,000,000 of 7% Convertible Subordinated Debentures due 2005 (the "7% Debentures due 2005"). The 7% Debentures due 2005 are convertible into Sepracor Common Stock, at the option of the holder, at a price of $124.875 per share. The 7% Debentures due 2005 bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures due 2005 are not redeemable by the Company prior to December 20, 2001. The Company may be required to repurchase the 7% Debentures due 2005 at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures due 2005, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures due 2005. The net proceeds to the Company after offering costs were $290,081,000.


Market Risk

The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates: The Company's available for sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in year-end 1998 market interest twenty-four

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


rates would result in no material impact on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices: The Company's subordinated convertible debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of debentures. A 10% increase in the year-end 1998 market equity prices would result in an increase of $38,600,000 on the net fair value of the Company's subordinated convertible debentures.

Subsequent Events

On February 25, 1999, Sepracor entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in HemaSure in exchange for 1,333,334 shares of HemaSure common stock and for warrants to purchase 667,000 of additional shares of HemaSure common stock. This has resulted in Sepracor's ownership of HemaSure increasing from 33% to 42% as of February 25, 1999.

On February 25, 1999, BioSepra acquired 51% of the outstanding common stock of Biosphere Medical, S.A. ("Biosphere"), a French societe anonyme. BioSepra acquired the 51% ownership by granting an exclusive license pertaining to certain patents and technology and the transfer of certain other technology to Biosphere. BioSepra has the option to acquire the remaining 49% of the outstanding common stock of Biosphere through December 31, 2004, as defined. Additionally, the holder of the remaining 49% of the outstanding common stock of Biosphere has an option to require BioSepra to purchase its shares from December 31, 2003 until December 31, 2004 at a price of not less than FF6,000,000 ($1,072,000 December 31, 1998). The results of operations for Biosphere will be included in BioSepra's operations from the date of acquisition. The historical results of operations of Biosphere are not material to BioSepra's financial statements.

Legal Proceedings

In July 1997, the United States Patent and Trademark Office (the "PTO") informed Sepracor that it had declared an interference between Sepracor's previously issued method-of-use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and HMRI's method-of-use patent application on the anti-histaminic effects of fexofenadine on hepatically impaired patents. The primary objective of a patent interference, which can only be declared by the PTO, is to determine the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their inventive activities as to the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient inventive date, and, therefore, is entitled to a patent claiming the overlapping subject matter.

If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993. In May 1998, HMRI filed an action in Belgium alleging that Sepracor's European patent relating to fexofenadine is invalid in Belgium, or is not infringed by HMRI's sales of fexofenadine in Belgium and Germany. In September 1998, Sepracor commenced infringement proceedings in the United Kingdom against HMRI and related companies for infringement of Sepracor's European patent relating to fexofenadine. Sepracor and HMRI have agreed to resolve the interference by arbitration. The arbitrator has been selected and a decision, once rendered, must be submitted to the PTO for final approval. The proceedings are ongoing and the Company is unable to predict its outcome.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321 (the "'321 Patent"), HemaSure filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time.

In October 1997, the Eastern District of New York granted in part Pall's summary judgment motion and held that the LeukoNet product infringes a single claim from the '321 patent. HemaSure has terminated the manufacture, use, sale and offer for sale of the filter subject to the court's order. HemaSure appealed the October 1997 decision to the Court of Appeals for the Federal Circuit. Oral arguments were heard in February 1999. HemaSure now awaits a decision from the Federal Circuit. Remaining discovery relating to the damages phase of the first action has been completed.

With respect to the second action concerning U.S. Patent No. 4,952,572 (the "'572 patent"), HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent. Pall has amended its Complaint to add Lydall, Inc., whose subsidiary supplied filter media for the LeukoNet product, as a co-defendant. HemaSure has filed for summary judgment of noninfringement, and Pall has cross-filed for summary judgment of infringement at the same time. Lydall supported HemaSure's motion for summary judgment of noninfringement, and has served a motion for summary judgment that the asserted claims of the '572 patent are invalid as a matter of law. Discovery has been completed in the action.

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the LeukoNet product does not infringe any valid enforceable claim of the two asserted Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's financial condition and future business and operations.

Factors Affecting Future Operating Results

Certain of the information contained in this Annual Report, including information with respect to the safety, efficacy and potential benefits of the Company's ICEs under development and the scope of patent protection with respect to these products and information with respect to the other plans and strategy for the Company's business and the business of the subsidiaries and certain affiliates of the Company, consists of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

                                                                     twenty-five

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Sepracor Has Operating Losses: Sepracor has not been profitable since inception, and it is possible that it will not achieve profitability. Sepracor incurred net losses applicable to common shares on a consolidated basis of approximately $93,433,000 for the year ended December 31, 1998 and $26,723,000 for the year ended December 31, 1997. These net losses include dividends paid on Sepracor's Series B Preferred Stock totaling $150,000 for the year ended December 31, 1998 and $600,000 for the year ended December 31, 1997. Sepracor expects to continue to incur losses in future periods.

Many of Sepracor's Products are in the Early Stage of Product Development and May Not Be Developed Successfully: Sepracor is focused on the development of ICEs. Most of Sepracor's ICEs are still undergoing clinical trials or are at the early stages of development. Sepracor's drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and its research efforts may not lead to the discovery of new drugs with improved characteristics. All of Sepracor's drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Sepracor's potential products may not:

o be developed successfully;

o be proven safe and efficacious in clinical trials;

o offer therapeutic or other improvements over comparable drugs;

o meet applicable regulatory standards;

o be capable of being produced in commercial quantities at acceptable costs; or

o be successfully marketed.

There Are Uncertainties Involved with Patents: Sepracor's success depends in part on its ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. Sepracor has filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications.

Sepracor may not be issued patents in respect of the patent applications already filed or that it may file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. No consistent policy has emerged from the PTO or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents and other proprietary rights. Therefore, any patents Sepracor has obtained, or obtains in the future, may be challenged, invalidated or circumvented.

Sepracor's ability to commercialize successfully any ICE will largely depend upon its ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which Sepracor has use patents or patent applications. In each such case, unless Sepracor has or obtains a license agreement, Sepracor generally may not commercialize the ICE until the expiration of these third-party patents. Licenses may not be available to Sepracor on acceptable terms, if at all. In addition, it would be costly to contest the validity of a third-party patent or defend any claim that Sepracor infringes a third-party patent. Moreover, litigation involving third-party patents may not be resolved in Sepracor's favor.

Developing new products and processes is expensive and time consuming. Therefore, it is important for Sepracor to obtain patent and trade secret protection for significant new technologies, products and processes. Protection of Sepracor's proprietary rights from unauthorized third-party use requires that the rights either be covered by valid and enforceable patents or be maintained in confidence as trade secrets. Some of the technology that Sepracor uses in its products is not covered by any patents or patent applications. In the absence of patent protection, competitors may adversely affect Sepracor's business by developing independently substantially equivalent technology. This independent development may circumvent any trade secret protection applicable to Sepracor's products.

Sepracor is Involved In a Patent Interference: In July 1997, the PTO informed Sepracor that it had declared an interference between Sepracor's use patent on fexofenadine to treat allergic rhinitis and another similar use patent application filed by it, and HMRI's use patent application on the anti-histaminic effects of fexofenadine on hepatically impaired patients. The primary objective of a patent interference, which only the PTO can declare, is to determine which party first invented the overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their invention of the overlapping subject matter. The PTO then reviews the evidence and issues a patent in the overlapping subject matter to the party it believes has the earliest legally sufficient date of invention.

The process to resolve an interference can take many years and the outcome of interferences varies considerably. If Sepracor loses the interference, HMRI will be issued a U.S. patent for the overlapping subject matter. Further, HMRI may not be obligated to pay the milestone or royalty payments called for in the existing agreement in which Sepracor licenses its U.S. patent rights covering fexofenadine to HMRI. If Sepracor prevails in the interference, it will retain all of its claims in Sepracor's issued patent. A favorable decision, however, does not ensure meaningful protection of Sepracor's proprietary rights.

Sepracor is using arbitration to resolve the interference, and the arbitration proceeding is ongoing. The arbitrator may or may not render a decision during the first half of 1999. Once rendered, the arbitrator's decision must be submitted to the PTO for final approval.

There is No Certainty that Sepracor will Obtain Government Approvals; The Approval Process is Costly and Lengthy: The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by Sepracor or its development partners. The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

o results of clinical trials may not be consistent with pre-clinical study results;

o results from later phases of clinical trials may not be consistent with the results from earlier phases; and

o products may not be shown to be safe and efficacious.

The clinical trial and regulatory approval process can take many years and require substantial expenditures. Sepracor may not obtain regulatory approval for products on a timely basis, if at all. With respect to certain of Sepracor's ICEs, Sepracor has been able to shorten the regulatory approval process by relying on the parent drug's preclinical and clinical toxicology data already on file with the FDA. However, it is possible that the FDA will not permit Sepracor to use this strategy in the future. Accordingly, Sepracor may be required to expend significant resources to complete preclinical and clinical studies for its other ICEs which would significantly delay the regulatory approval process.

twenty-six

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Sepracor's failure to obtain regulatory approval on a timely basis and any unanticipated significant expenditures on preclinical and clinical studies could adversely affect Sepracor's financial condition. Even if the FDA grants Sepracor regulatory approval of a product, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies.

Sepracor's NDA for Xopenex(TM) is currently in the regulatory approval process. While Sepracor expects final FDA approval of this application in 1999, the FDA may not approve the NDA in 1999 or at all.

If Sepracor fails to comply with applicable regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

Risks Due to Sepracor's Limited Sales and Marketing Experience: Sepracor currently has very limited sales and marketing experience. If Sepracor successfully develops and obtains regulatory approval for the products it is currently developing, Sepracor expects to license some of them to large pharmaceutical companies and market and sell others through its direct specialty sales forces or through other arrangements, including co-promotion arrangements. Sepracor has established a direct sales force to market its single isomer form of albuterol, Xopenex, in anticipation of expected FDA approval and commercial introduction of this drug in 1999. Further, as Sepracor begins to enter into co-promotion arrangements or market and sell additional products directly, Sepracor will need to significantly expand its sales force. Sepracor expects to incur significant expense in expanding its direct sales force.

Sepracor's ability to realize significant revenues from direct marketing and sales activities depends on its ability to attract and retain qualified sales personnel in the pharmaceutical industry. If Sepracor is unable to attract and retain qualified sales personnel, Sepracor will not be able to successfully expand its marketing and direct sales force on a timely or cost effective basis. Further, Sepracor's sales and marketing efforts may not be successful, and the need to comply with FDA limits on drug product marketing, including limits on claims of comparative safety or efficacy, may inhibit the effectiveness of such marketing. In addition, Sepracor will need to enter into co-promotion arrangements with third parties where its direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. Sepracor may not be successful in entering into any such arrangements, and the terms of any such arrangements may not be favorable to it.

Manufacturing Uncertainties: Sepracor currently operates a manufacturing plant that is cGMP compliant and that it believes can produce commercial quantities of Xopenex and support the production of its other possible products in amounts needed for its clinical trials. Sepracor believes it has the capability, without additional expansion, to scale up its manufacturing processes and manufacture sufficient amounts of the products which may be approved for sale. However, Sepracor will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, Sepracor may be required to spend money to expand its current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

Sepracor currently has a supply contract with ChiRex that commits Sepracor to purchase through December 31, 2001 all of its annual requirements of those drugs that it will market directly through its specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. Under this supply agreement, however, Sepracor retains the right to manufacture commercial quantities of its drugs in its Nova Scotia manufacturing plant.

Sepracor may not successfully scale up its manufacturing processes or maintain cGMP compliance. Failure in either respect can lead to refusal by the FDA to approve marketing applications. Failure to maintain cGMP compliance may also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

Sepracor Will Be Exposed to Product Liability Claims and Maintain Product Liability Insurance: Sepracor's business exposes it to the risk of product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. Sepracor maintains limited product liability insurance coverage for both the clinical trials and commercialization of its products. It is possible that Sepracor will not be able to obtain further product liability insurance on acceptable terms, if at all, and that insurance subsequently obtained will not provide adequate coverage against all potential claims. If Sepracor is unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, Sepracor could be exposed to significant liabilities. These liabilities could prevent or interfere with Sepracor's product commercialization efforts.

Sepracor Depends on Collaborative Partners: Sepracor's ability to commercialize certain drugs that Sepracor develops is likely to depend significantly on its continued ability to enter into collaborative agreements with pharmaceutical companies to fund all or part of the costs to complete the development of such drugs and to manufacture and/or market such drugs. To date, Sepracor has entered into five such collaborative agreements. Sepracor has licensed to HMRI its U.S. patent rights to fexofenadine, which is marketed by HMRI as Allegra, and is entitled to receive royalties on all U.S. sales of Allegra when the patent on the parent drug expires. Sepracor, however, is currently party to an interference involving Allegra which, if decided against Sepracor, could result in the loss of all or substantially all of the royalties to which it is entitled under the license agreement on future sales of Allegra. See " - Sepracor is Involved in a Patent Interference." Sepracor has also licensed its worldwide patent rights in desloratadine to Schering-Plough, pursuant to which it is entitled to receive royalties from Schering-Plough upon the initial sale of the product. Sepracor has entered into an agreement with Janssen with respect to the joint development and co-promotion of norastemizole. Sepracor has exclusively licensed its norcisapride rights to Janssen, and is entitled to receive royalties on product sales beginning upon the first commercial sale. These royalties will escalate upon achievement of sales volume milestones. Sepracor has exclusively licensed its (R)-fluoxetine rights to Lilly, and, in addition to initial license and development milestone payments, is entitled to receive royalties on product sales beginning upon the first commercial sale. This agreement will be effective on the next business day following the expiration or earlier termination of the notice and waiting period under the HSR Act. Under the HSR Act, Sepracor has received a request from the Federal Trade Commission for additional information in connection with the Lilly (R)-fluoxetine Agreement and plans to fully respond to the request.

In each of these collaborative arrangements and, to the extent that Sepracor enters into additional collaborative arrangements, Sepracor depends upon the efforts of its collaboration partners, and these efforts may not be successful. If any of Sepracor's collaboration partners were to breach or terminate their agreements with Sepracor or fail to perform their obligations to Sepracor in a timely manner, the development and commercialization of the products could be delayed or terminated. Any delay or termination of this type could have a material, adverse effect on Sepracor's financial condition and results of operations. Any failure or inability by Sepracor to perform certain of its obligations under a collaborative agreement could reduce or extinguish the benefits to which Sepracor is otherwise entitled under the agreement. Sepracor may not be able to enter into collaborative agreements for ICEs in the future and the terms of the collaborative agreements, if any, may not be favorable to Sepracor.

                                                                    twenty-seven

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Sepracor is Highly Leveraged: As of December 31, 1998, Sepracor's total long-term debt was approximately $492,100,000 and its stockholders' equity was approximately $4,400,000. Neither the 6-1/4% convertible subordinated debentures due 2005 nor the 7% convertible subordinated debentures due 2005 restrict Sepracor's ability or its subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the 6-1/4% debentures or the 7% debentures. Additional indebtedness of Sepracor may rank senior to or pari passu with the 6-1/4% debentures or the 7% debentures in certain circumstances. Sepracor's ability to satisfy its obligations will depend upon Sepracor's future performance, which is subject to many factors, including factors beyond its control. It is possible that Sepracor will be unable to meet its debt service requirements on the 6-1/4% debentures or the 7% debentures. Moreover, Sepracor may be unable to repay the 6-1/4% debentures or 7% debentures at maturity or otherwise in accordance with the debt instruments.

Sepracor May Need Additional Funds: Sepracor may require additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and the expansion of Sepracor's production, sales and marketing capabilities. Historically Sepracor has satisfied its funding needs through collaborative arrangements with corporate partners or equity or debt financings. Sepracor cannot assure you that these funding sources will be available to it when needed in the future, or, if available, will be on terms acceptable to Sepracor. Insufficient funds could require Sepracor to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies that Sepracor would otherwise develop or commercialize itself. Sepracor's cash requirements may vary materially from those now planned because of factors including:

o increased research and development expenses;

o patent developments;

o relationships with collaborative partners;

o the FDA regulatory process; and

o Sepracor's capital requirements.

Sepracor Faces Intense Competition: Sepracor expects to encounter intense competition in the sale of its future products. Sepracor's competitors include pharmaceutical companies, biotechnology firms, universities and other research institutions. The fields in which Sepracor competes are subject to rapid and substantial technological change. Developments by others may render Sepracor's products or technologies obsolete or noncompetitive. Many of Sepracor's competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than Sepracor has.

Fluctuation of Sepracor's Quarterly Operating Results: Sepracor's quarterly operating results are likely to fluctuate significantly. These fluctuations will depend on factors which include:

o the timing of collaborative agreements for Sepracor's pharmaceutical development candidates and development costs for those pharmaceuticals;

o the timing of product sales and market penetration;

o the timing of operating expenses, including marketing expenses and the costs of expanding and maintaining a direct sales force;

o the timing of significant orders for the products of BioSepra; and

o the losses of HemaSure and Versicor, to the extent Sepracor is required to recognize these losses.

Sepracor's operating results may be affected by the future operating results of its subsidiaries: Factors that may affect the future operating results of Sepracor include the ability of BioSepra to obtain additional financing, the dependence on BioSepra sales of HyperD media, which was introduced in 1993, and BioSepra's ability to sell its products to customers at the early stage of their product development cycles.

Additional factors that may affect the future operating results of Sepracor include the ability of HemaSure to obtain additional financing and HemaSure's ability to develop commercially viable products.

Because of the foregoing factors, past financial results should not be relied upon as an indication of future performance. Sepracor believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period to period in the future.

Year 2000 Issue: The year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculation or system failures. In 1996, Sepracor began a comprehensive project, fully supported by senior management, to determine the risks and impacts of the Year 2000 ("Y2K") computer problem on the Company's ability to operate into the next century. This plan took into account Sepracor's status as a pharmaceutical research and development company, and its transition to a fully-developed pharmaceutical company, with research and development, manufacturing, distribution, and sales functions. The project relates to the following areas: (i) The Company's internal systems (including information technology systems, such as financial systems, and non-information technology systems, such as telephones and facilities); and (ii) the readiness of the Company's vendors. As an emerging pharmaceutical company, direct customers are not expected to play a critical role in the Company's Y2K analysis. In addition, the Company's products under development will not require Y2K compliance.

Department managers in every business area participate in the project, under the leadership of a Y2K Project Manager. Sepracor began this project in 1996 so as to incorporate Y2K readiness into its business strategy, and to identify and replace non-compliant systems and procedures as part of its normal operating plan and budget.

twenty-eight

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


Sepracor's goal is to be fully Y2K ready, in respect to both its own systems and those of its key vendors and strategic alliance partners, no later than July 1999.

To date, Sepracor has spent $145,000 to retrofit or replace computer-based systems, which were identified as lacking compliance. This included the migration of all of Sepracor's desktop computers to an operating status Sepracor considers to be Y2K certified, through software upgrades or full system replacements. Sepracor's key telecommunications systems were also upgraded and/or replaced. These costs have been minimal due to the fact that Y2K compliance has been a prerequisite to all new systems acquisitions and maintenance upgrades.

The Company estimates approximately $400,000 in additional direct costs to complete its Y2K certification efforts. This funding will be used to contract with an independent testing firm to perform a platform and system review of the Company's IT-based systems. At this time, the Company also plans to contract with an independent auditor to perform a full review of its compliance efforts, including contingency planning. This funding will also be used to address any system or process replacement requirements that may be identified as these reviews progress.

Areas that need further attention include vendor compliance certification, which is in progress at this time, and contingency planning. Completion of the vendor compliance certification is impacted by vendors' respective Y2K efforts. The Company expects to have initial vendor responses completed by April 1999, and will determine what follow-up is required at that time. The Company relies on third party suppliers and service providers. If these or other third parties experience Year 2000 failures or malfunctions, there could be an adverse impact on the Company's ability to conduct operations, including conducting continued pharmaceutical development efforts and manufacturing pharmaceutical products. The Company has minimal Year 2000 related contingency plans because there are virtually no legacy systems at Sepracor and because very few potential issues have surfaced to date. A review of these plans will be held once vendor certification is completed.

Sepracor's focus for the coming months will be to determine the exact level of exposure with outside vendors/customers, and to complete independent verification of internal compliance efforts. Based on the activities described above, the Company does not believe that the Year 2000 problem will have a material adverse effect on the Company's business or results of operations.


Supplemental Stockholder Information

Price Range of Common Stock

The Common Stock of Sepracor is traded on the Nasdaq National Market under the symbol SEPR. On March 15, 1999, the closing price of the Company's Common Stock, as reported on the Nasdaq National Market, was $134 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

1998                      High              Low
First Quarter            43 5/16           35 1/8
Second Quarter           46 3/4            36 3/4
Third Quarter            70 1/2            41 1/2
Fourth Quarter           88 5/8            53

1997                      High              Low
First Quarter            27 1/8            16
Second Quarter           27 1/8            18
Third Quarter            42 3/4            19
Fourth Quarter           42 3/4            28 3/8


On March 15, 1999, Sepracor had approximately 527 stockholders of record.

Dividend Policy

Sepracor has never paid cash dividends on its Common Stock. The Company currently intends to reinvest its future earnings, if any, for use in the business and does not expect to pay cash dividends in the foreseeable future.

Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 is available without charge upon written request to:

   Investor Relations
   Sepracor Inc.
   111 Locke Drive
   Marlborough, MA 01752


                                                                     twenty-nine

Report of Independent Accountants

To the Board of Directors and Stockholders of Sepracor Inc.:

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BioSepra Inc., a majority-owned subsidiary, which statements reflect total assets of 3% and 12% of total consolidated assets at December 31, 1998 and 1997, respectively, and 43%, 87% and 95% of total consolidated revenues for each of the three years in the period ended December 31, 1998. Those statements were audited by other auditors whose report thereon includes an explanatory paragraph regarding BioSepra's ability to continue as a going concern and has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BioSepra, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Boston, Massachusetts
February 19, 1999, except as to the information in
    Note W for which the date is February 25, 1999

thirty

Sepracor Inc. Consolidated Balance Sheets

Year Ended December 31 (in thousands, except par value amounts)                      1998             1997
----------------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents (Notes B and E)                               $ 295,323        $  82,579
        Marketable securities (Notes B and E)                                     204,274            9,981
        Accounts receivable (Note G)                                                3,162            2,415
        Inventories (Note H)                                                        3,572            2,722
        Other assets                                                                2,258            1,543
                                                                                --------------------------
Total current assets                                                              508,589           99,240
                                                                                --------------------------
Property and equipment, net (Note I)                                               17,882           15,126
Investment in affiliates (Notes C and D)                                            1,490            3,971
Excess of investment over net assets acquired, net (Notes B and J)                  4,896            5,288
Other assets (Note N)                                                              18,456            4,882
                                                                                --------------------------
Total assets                                                                    $ 551,313        $ 128,507
                                                                                --------------------------
Liabilities and Stockholders' Equity
Current liabilities:
        Accounts payable                                                        $  10,132        $   4,018
        Accrued expenses (Note K)                                                  31,915           17,366
        Deferred revenue and other current liabilities (Notes B and L)              2,542              325
        Notes payable and current portion of capital lease obligation
          and long-term debt (Notes M and O)                                        2,786              861
        Convertible redeemable preferred stock (Note Q)                                 -            6,700
                                                                                --------------------------
Total current liabilities                                                          47,375           29,270
                                                                                --------------------------
Loan guarantee of affiliate (Note D)                                                5,000                -
Long-term debt and capital lease obligation (Notes M and O)                         2,629            3,388
Convertible subordinated debentures (Notes F and N)                               489,475           80,880
                                                                                --------------------------
Total liabilities                                                                 544,479          113,538
                                                                                --------------------------
Minority interest (Note C)                                                          2,445            2,937
Commitments and contingencies (Notes O and P)
Stockholders' equity (Notes N, Q, and R)
        Preferred stock, $1.00 par value, 1,000 shares authorized, none outstanding in 1998 and 1997
        Common stock, $.10 par value, authorized 80,000 in 1998, 40,000 in 1997,
           issued and outstanding 32,657 in 1998 and 27,853 in 1997                 3,266            2,785
        Additional paid-in capital                                                307,668          222,504
        Unearned compensation, net (Note Q)                                          (144)             (94)
        Accumulated deficit                                                      (306,311)        (213,028)
        Accumulated other comprehensive income (loss)                                 (90)            (135)
                                                                                --------------------------
Total stockholders' equity                                                          4,389           12,032
                                                                                --------------------------
Total liabilities and stockholders' equity                                      $ 551,313        $ 128,507
                                                                                ==========================

The accompanying notes are an integral part of the consolidated financial statements.

                                                                      thirty-one

Sepracor Inc. Consolidated Statements of Operations

Year Ended December 31, (in thousands, except loss per common share amounts)         1998            1997           1996
------------------------------------------------------------------------------------------------------------------------
Revenues:
        Product sales                                                            $  6,996        $  9,636       $ 13,784
        Collaborative research and development (Note T)                             5,044              58             25
        License fees and royalties (Note T)                                         5,366           5,643          1,232
                                                                                 ---------------------------------------
Total revenues                                                                     17,406          15,337         15,041
                                                                                 ---------------------------------------
Costs and expenses:
        Cost of revenue                                                             4,604           5,992          6,784
        Research and development                                                   63,062          43,055         35,828
        Selling, general and administrative                                        30,883          15,594         15,245
        Legal expense related to patents                                            2,008           1,660          1,067
        Restructuring and impairment charges  (Note J)                               (351)          4,179              -
                                                                                 ---------------------------------------
Total costs and expenses                                                          100,206          70,480         58,924
                                                                                 ---------------------------------------
Loss from operations                                                              (82,800)        (55,143)       (43,883)
                                                                                 ---------------------------------------
Other income (expense):
        Equity in investee losses (Note D)                                         (7,482)         (2,755)       (17,539)
        Interest income                                                            13,191           5,766          6,713
        Interest expense                                                          (16,969)         (5,976)        (6,140)
        Gain on sale of ChiRex Inc. (Note D)                                            -          30,069              -
        Other income (expense)                                                        124             547           (107)
                                                                                 ---------------------------------------
Net loss before minority interests                                                (93,936)        (27,492)       (60,956)
Minority interests in subsidiaries (Note C)                                           653           1,369            846
                                                                                 ---------------------------------------
Net loss                                                                         $(93,283)       $(26,123)      $(60,110)
                                                                                 =======================================
Net loss applicable to common shares (Note B)                                    $(93,433)       $(26,723)      $(60,710)
                                                                                 =======================================
Basic and diluted net loss per common share (Note B)                             $  (3.23)       $  (0.97)      $  (2.25)
Basic and diluted weighted-average number of common shares outstanding (Note B)    28,913          27,599         27,032

The accompanying notes are an integral part of the consolidated financial statements.

thirty-two

Sepracor Inc. Consolidated Statements of Stockholders' Equity and
Comprehensive Income

                                                                                                        Accumulated
                                                                  Additional                                Other        Total
Year ended December 31, 1998, 1997               Common Stock      Paid-In    Unearned    Accumulated  Comprehensive  Stockholders'
 and 1996 (in thousands)                        Shares   Amount    Capital  Compensation    Deficit     Income (Loss)    Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                    26,816   $2,682    $212,814               $(126,795)       $ 526        $ 89,227
                                                --------------------------------------------------------------------------------
   Issuance of common stock to employees
     under stock plans                             455       45       2,185                                                2,230
   Accrued dividends from preferred stock                              (600)                                                (600)
   Unearned compensation, net                                                  $(234)                                       (234)
   Net loss(1)                                                                              (60,110)                     (60,110)
   Foreign currency translation adjustments (1)                                                             (121)           (121)
                                                --------------------------------------------------------------------------------
Balance at December 31, 1996                    27,271    2,727     214,399     (234)      (186,905)         405          30,392
                                                --------------------------------------------------------------------------------
   Issuance of common stock to employees
     under stock plans                             582       58       3,017                                                3,075
   Accrued dividends from preferred stock                              (600)                                                (600)
   Unearned compensation, net                                                    140                                         140
   Gain on issuance of subsidiary's stock                             5,688                                                5,688
   Net loss(1)                                                                              (26,123)                     (26,123)
   Foreign currency translation adjustments (1)                                                             (540)           (540)
                                                --------------------------------------------------------------------------------
Balance at December 31, 1997                    27,853    2,785     222,504      (94)      (213,028)        (135)         12,032
                                                ================================================================================
   Issuance of common stock to employees
     under stock plans                             639       64       6,026                                                6,090
   Issuance of common stock from conversion
     of warrants                                    55        6         401                                                  407
   Unearned compensation, net                                                    (50)                                        (50)
   Accrued dividends from preferred stock                              (150)                                                (150)
   Issuance of common stock from conversion
     of subordinated convertible notes           4,110      411      80,469                                               80,880
   Deferred finance costs related to the
     conversion of subordinated
     convertible notes                                               (1,582)                                              (1,582)
   Net loss(1)                                                                              (93,283)                     (93,283)
   Foreign currency translation adjustments (1)                                                               45              45
                                                --------------------------------------------------------------------------------
Balance at December 31, 1998                    32,657   $3,266    $307,668    $(144)     $(306,311)      $  (90)      $   4,389
                                                ================================================================================

(1) Comprehensive income (loss), i.e., net income (loss) plus other comprehensive income (loss) totaled $(93,238) in 1998, $(26,663) in 1997 and $(60,231) in 1996.

The accompanying notes are an integral part of the consolidated financial statements.

thirty-three

Sepracor Inc. Consolidated Statements of Cash Flows

Year Ended December 31, (in thousands)                                                        1998          1997             1996
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net loss                                                                        $  (93,283)     $(26,123)       $ (60,110)
        Adjustments to reconcile net loss to net cash used in operating activities:
                Minority interests in subsidiaries                                            (653)       (1,369)            (846)
                Depreciation and amortization                                                5,246         4,614            4,400
                Provision for doubtful accounts                                               (263)          150              142
                Equity in investee losses                                                    7,482         2,755           17,539
                Loss on disposal of property and equipment                                     517            24              125
                Restructuring and impairment charges                                             -         4,018                -
                Gain on sale of equity investee                                                  -       (30,069)               -
        Changes in operating assets and liabilities:
                Accounts receivable                                                           (374)          383            2,069
                Inventories                                                                   (625)          (46)             (72)
                Other current assets and liabilities                                          (376)           50             (796)
                Accounts payable                                                             6,040          (136)           1,115
                Accrued expenses                                                            14,507         5,606            6,176
                Deferred revenue                                                             1,891        (3,620)             147
                                                                                         ----------------------------------------
Net cash used in operating activities                                                      (59,891)      (43,763)         (30,111)
                                                                                         ----------------------------------------

Cash flows from investing activities:
        Purchases of marketable securities                                                (366,953)      (60,961)         (93,328)
        Sales and maturities of marketable securities                                      172,660        71,285           80,454
        Additions to property and equipment                                                 (7,288)       (2,653)         (10,121)
        Proceeds from sale of equipment                                                         51             7              147
        Investment in affiliate                                                                 75        (4,046)               -
        Net proceeds from sale of equity investee                                                -        30,625                -
        Proceeds from affiliate's repayment of long-term note                                    -         6,034                -
        Decrease in other assets                                                               442           449            1,560
                                                                                         ----------------------------------------
Net cash provided by (used in) investing activities                                       (201,013)       40,740          (21,288)
                                                                                         ----------------------------------------

Cash flows from financing activities:
        Net proceeds from issuance of stock                                                  5,955         3,203            2,047
        Proceeds from sale of convertible subordinated debentures                          489,475             -                -
        Costs associated with sale of convertible subordinated debentures                  (15,615)            -                -
        Repurchase of redeemable preferred stock                                            (6,850)            -                -
        Borrowings under long-term debt, capital lease and line of credit agreements         2,074           174                -
        Repayments of long-term debt and line of credit agreements                            (948)         (973)          (3,125)
                                                                                         ----------------------------------------
Net cash provided by (used in) financing activities                                          474,091       2,404           (1,078)
                                                                                         ----------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                  (443)         (146)               3
                                                                                         ----------------------------------------
Net increase (decrease) in cash and cash equivalents                                       212,744          (765)         (52,474)
Cash and cash equivalents at beginning of year                                              82,579        83,344          135,818
                                                                                         ----------------------------------------
Cash and cash equivalents at end of year                                                $  295,323      $ 82,579        $  83,344
                                                                                         ========================================
Supplemental schedule of cash flow information:
        Cash paid during the year for interest                                          $   12,070      $  5,980        $   6,337
Non cash activities:
        Capital lease obligations incurred                                              $      270      $      -        $      61
        Conversion of Convertible Subordinated Debt (Note N)                            $   79,298      $      -        $       -

The accompanying notes are an integral part of the consolidated financial statements.

thirty-four

Notes to Consolidated Financial Statements

A - Nature of the Business

Sepracor Inc. ("Sepracor", or the "Company") was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Specifically, Sepracor is developing improved versions of top-selling drugs called ICE(TM) (Improved Chemical Entities) Pharmaceuticals. Sepracor is focusing on advancing its pharmaceutical programs and strengthening its patent positions for these ICE pharmaceuticals. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia which commenced operations in February 1995. Sepracor's 64% owned subsidiary, BioSepra Inc., with operations in France and the U.S., is committed to supplying high-quality, reliable chromatographic media to biopharmaceutical companies. Sepracor's 33% owned subsidiary, HemaSure Inc., is dedicated to making blood safer through blood filtration devices (See Note W - Subsequent Event for HemaSure ownership change to 42%). Sepracor's 22% owned subsidiary, Versicor Inc., has initiated a program in combinatorial chemistry. This emerging field involves the creation of diverse chemical libraries, consisting of three-dimensional, space filling chiral molecules.

Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to the safety, efficacy and successful development of product candidates, fluctuations in operating results, need for additional funding, protection of proprietary technology, limited sales and marketing experience, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B - Summary of Significant Accounting Policies

Principles of Consolidation: Consolidated financial statements include the accounts of Sepracor and all of its wholly and majority owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies which are 50% owned or less, and where Sepracor does not exercise control, are accounted for using the equity method. Versicor had been a consolidated entity until December 10, 1997 and since then has been accounted for under the equity method. ( See Notes C and D for further discussion).

The Company accounts for the sale of subsidiary stock in different manners, depending on the life cycle of the entity. The Company offsets any gains or losses against additional paid-in capital for early development stage subsidiaries. For later stage subsidiaries, the Company records gains and losses as other income or expense.

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

Reclassifications in the preparation of Financial Statements: Certain prior amounts have been reclassified to conform with current year presentation.

Translation of Foreign Currencies: The assets and liabilities of Sepracor's international subsidiaries are translated into U.S. dollars using current exchange rates. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in accumulated other comprehensive income (loss). Foreign exchange transaction gains and losses are included in other income (expense).

Cash and Cash Equivalents: Sepracor considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Marketable Securities: Sepracor has classified its marketable securities as "available for sale". Marketable securities include government securities and corporate commercial paper, maturing in primarily less than a year, which can be readily purchased or sold using established markets. Marketable securities are stated at fair value. Net realized gains and losses on security transactions are determined on the specific identification cost basis. The market value of Sepracor's marketable securities at December 31, 1998 and 1997, was not materially different from cost.

Concentration of Credit Risk: The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents and marketable securities with high credit quality financial institutions. Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

Year Ended December 31:                       1998    1997
-----------------------------------------------------------
Customer A                                       -      16%
Customer B                                      10%      -
Customer C                                       7%     11%
Customer D                                       -      24%

Revenues from significant customers are as follows:

Year Ended December 31:               1998    1997    1996
-----------------------------------------------------------
Customer A                               -      33%     24%
Customer B                               -       -      12%
Customer C                               9%     10%      -
Customer D                               -      12%      -
Customer E                              27%      -       -
Customer F                              29%      -       -

For financial information by segment and geographic area see Note V.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results thirty-five
of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

Intangible and Other Assets: The excess of investment over net assets acquired is amortized using the straight-line method over 20 years. Accumulated amortization was $7,868,000 and $7,476,000 at December 31, 1998 and 1997,
respectively. Sepracor capitalizes all significant costs associated with the successful filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debenture offerings are amortized over seven years. Long-lived assets are reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of goodwill and other long-lived assets at each reporting period based on the undiscounted projected cash flows of the related asset.

Revenue Recognition: Revenues from product sales are recognized when goods are shipped or installation is complete. Revenues for contracted services and research and development contracts are recorded based on effort incurred or milestones achieved in accordance with the terms of the contract. Deferred revenues represent progress payments received from customers pursuant to contract revenues not yet recorded.

Income Taxes: The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Basic and Fully Diluted Net Loss Per Common Share: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the years ended December 31, 1998, 1997 and 1996, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period, because the effect of common stock equivalents would be anti-dilutive. Included in the years ended December 31, 1998, 1997 and 1996, basic net loss applicable to common shares is $150,000, $600,000 and $600,000 respectively, of dividends relating to Series B Redeemable Exchangeable Preferred Stock. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 1998, 1997 and 1996, because they would have an anti-dilutive effect due to net losses for such periods. These securities include (i) options to purchase 4,935,091, 3,485,000 and 3,277,000 shares, of common stock with a purchase price of $1.50 to $84.75 per share, and $1.50 to $41.00 and $1.00 to $17.12 per share for the years ended December 31, 1998, 1997 and 1996 respectively; (ii) 6,402,381, 4,109,756 and 4,109,756 shares of common stock for issuance upon conversion of 6 1/4% subordinated convertible debentures due 2005 and 7% subordinated convertible debentures due 2005 for the year ended December 31, 1998, and 7% subordinated convertible debentures due 2002 for the years ended December 31, 1997 and 1996 and (iii) 312,500 shares of common stock for conversion of Series B Redeemable Exchangeable Preferred Stock for the years ended December 31, 1997 and 1996.

Comprehensive Income: The Company adopted Statement of Financial Accounting Standards ("SFAS") No.130 "Reporting Comprehensive Income" in the first quarter of 1998, which requires disclosure of comprehensive income, i.e., net income plus direct adjustments to stockholders' equity.

Other: In June 1998, the Financial Accounting Standards Board issued SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company expects no immediate impact from SFAS No.133 as it currently has no derivatives.


C - Sepracor Subsidiaries

In 1996, Sepracor loaned BioSepra $5,500,000. The loans, including any interest thereon, were convertible into shares of BioSepra common stock, at the option of Sepracor at any time prior to payment. In 1996, Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion, Sepracor's ownership of BioSepra became approximately 64%.

In 1996, BioSepra signed a promissory note for $350,000 with Sepracor. This amount is payable over 60 installments and does not bear interest. BioSepra used the funds for leasehold improvements in its new office space. As of December 31, 1998, $163,600 remained outstanding under the promissory note.

In 1995, Versicor was formed as a subsidiary of Sepracor. In October 1995, Versicor sold 485,000 shares of common stock to certain stockholders, 1,600,000 shares of common stock to Sepracor and 400,000 shares of Series A Convertible Preferred Stock to Sepracor. The Series A Convertible Preferred Stock was convertible, at the option of Sepracor, into Versicor common stock on a one-for-one basis.

In 1995 and 1997, Versicor entered into two loan agreements with Sepracor. The loans were convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principal and interest, by $0.7833. Total interest expense charged to Versicor under these agreements was $0, $180,000 and $417,000 in 1998, 1997 and 1996,
respectively.

In 1997, Versicor received private equity financing of approximately $22,000,000. In exchange for the funding, Versicor issued Series C Preferred Stock. As part of the transaction, Sepracor exercised its conversion option on the loan agreements with Versicor with an outstanding amount of $9,530,000.

thirty-six

Versicor repaid the remaining $6,034,000 outstanding under the loans to Sepracor by the end of 1997. Sepracor recognized a gain of approximately $5,688,000 on the transaction which was recorded as an increase to additional paid-in capital. Sepracor's investment in Versicor was $1,490,000 and $3,971,000 at December 31, 1998 and 1997, respectively. Sepracor's ownership as of December 31, 1998 and 1997 was approximately 22%, thereby making Versicor an affiliate and reportable under the equity method. (See Note D)

D - Sepracor Affiliates

In September 1995, HemaSure completed the sale of 2,500,000 shares of its common stock pursuant to an underwritten public offering. As a result of the sale, Sepracor's ownership of the outstanding shares of common stock of HemaSure was reduced from approximately 55% to approximately 37%. Effective September 1995, Sepracor no longer consolidates HemaSure's financial statements and accounts for the investment in HemaSure using the equity method. The sale resulted in a gain of approximately $15,235,000, which was recorded as an increase to additional paid-in capital. Sepracor recorded $2,927,000 and $15,021,000 of equity investee losses of HemaSure in 1997 and 1996, respectively. HemaSure's loss in 1996 included $24,748,000 relating to its one-time operating loss and loss on disposal of its discontinued blood plasma business. (Sepracor's portion of this was $9,157,000). At December 31, 1997, Sepracor's investment in HemaSure was zero. In September 1998, Sepracor guaranteed a line of credit for HemaSure of $5,000,000 and as a result began to record its portion (33%) of HemaSure losses. Losses of $1,188,000 were recorded for the remainder of 1998 and at December 31, 1998 the Company recorded the balance of the guarantee, or $3,812,000 as a loss in equity in investee, for a total 1998 equity loss from HemaSure of $5,000,000.

In March 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that was a combination of Sterling Organics Limited and the chiral chemistry business of Sepracor, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owned approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. Since March 11, 1996, Sepracor carried its investment in ChiRex using the equity method of accounting and, accordingly, recorded $383,000 as its share of ChiRex's gains and $2,518,000 as its share of ChiRex's losses for the years ended December 31, 1997 (through March 31) and December 31, 1996, respectively. Included in ChiRex's 1996 results were one-time write-offs of $11,076,000 (Sepracor's portion of this was $3,544,000) from ChiRex's initial public offering and resulting transactions.

In March 1997, the Securities and Exchange Commission declared effective a registration statement for the offering to the public of the 3,489,301 shares of ChiRex common stock held by Sepracor. On March 31, 1997, Sepracor received net proceeds of approximately $31,125,000. As a result of this transaction, Sepracor recognized a gain of $30,069,000, which was recorded as other income.

In December 1997, upon the completion of the private equity financing, Versicor, a former subsidiary, became an affiliate of Sepracor and accordingly, Sepracor recorded $75,000 as its share of Versicor's losses for the year ended December 31, 1997. For 1998, Sepracor recorded losses of $2,482,000 as a result of its 22% ownership in Versicor.

The following is the summarized financial information for Versicor and HemaSure:

                                                 1998                           1997
(In thousands)                         Versicor        HemaSure        Versicor        HemaSure
-----------------------------------------------------------------------------------------------
Current assets                        $  9,631         $  3,383        $19,610         $ 9,097
Non-current assets                       6,454            2,272          7,300           1,510
Current liabilities                      2,293            3,346          1,308           3,026
Non-current liabilities                  6,034            5,141          6,034           9,048

Net sales                                    -               25              -           2,357
Gross profit (loss)                          -             (632)             -          (1,801)
Net income (loss)                     $(11,280)        $(12,170)      $ (6,203)        $(9,884)

E - Investments

Investments consist of the following  at December 31:

(in thousands)                                                            1998            1997
-----------------------------------------------------------------------------------------------
Cash & Cash Equivalents:
        Cash & money market funds                                    $  14,279         $21,568
        Corporate & Government commercial paper                        281,044          61,011
                                                                     -------------------------
Total cash & cash equivalents                                         $295,323         $82,579
                                                                     =========================
Marketable Securities:
        U.S. Government securities
            Due within 1 year                                         $108,239               -
        Corporate commercial paper
            Due within 1 year                                           86,035           9,981
            Due within 1 to 2 years                                     10,000               -
                                                                     -------------------------
Total investments                                                     $204,274          $9,981
                                                                     =========================

There were no gross realized gains or losses on the sale of marketable securities for the years ended December 1998, 1997 and 1996.

                                                                    thirty-seven

F - Financial Instruments
Financial instruments consist of the following at December 31:

                                                        1998
                                                       Carrying         Fair
(in thousands)                                          Amount          Value
-------------------------------------------------------------------------------
Convertible Subordinated
Debentures - 6-1/4%, due 2005                          $189,475        $368,766

Convertible Subordinated
Debentures - 7%, due 2005                              $300,000        $300,000

The fair value of the 6-1/4% Debentures due 2005 is from a quoted market source.

The carrying value of the 7% Debentures due 2005 issued December 10, 1998, approximate fair value at December 31, 1998.

G - Accounts Receivable

Sepracor's trade receivables primarily represent amounts due to BioSepra from companies and research institutions in the United States, Europe and Japan engaged in the research, development, or production of pharmaceutical and biopharmaceutical products. BioSepra performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts was $106,000 and $369,000 at December 31, 1998 and 1997, respectively.

H - Inventories

Inventories consist of the following at December 31:

(in thousands)                                                   1998        1997
---------------------------------------------------------------------------------
Raw materials                                                  $  956      $  600
Work in progress                                                  136         129
Finished goods                                                  2,480       1,993
                                                               ------------------
                                                               $3,572      $2,722
                                                               ------------------

I - Property and Equipment

Property and equipment consist of the following at December 31:

(in thousands)                                                   1998        1997
---------------------------------------------------------------------------------
Land                                                          $    74     $    74
Building                                                        2,118       1,993
Laboratory and manufacturing equipment                         12,051      10,407
Office equipment                                                7,134       4,450
Leasehold improvements                                          6,127       5,411
                                                               ------------------
                                                               27,504      22,335
Accumulated depreciation and amortization                     (10,510)     (7,761)
                                                               ------------------
                                                               16,994      14,574
Construction in progress                                          888         552
                                                               ------------------
                                                              $17,882     $15,126
                                                               ==================

Depreciation expense was $3,407,000, $3,129,000 and $2,189,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

J - Restructuring and Impairment Charges

In 1997, BioSepra recorded restructuring and impairment charges totaling $4,179,000. Of this amount, $851,000 related to a cost-reduction program and $3,328,000 related to the write-down of intangible assets to their net realizable value.

The purpose of the program was to enable BioSepra to focus on the process segments of the biopharmaceutical market. The program involved the discontinuance of the ProSys and BioSys product lines and a reduction in the number of employees. As part of the cost-reduction program, $690,000 represents the write down of inventory and fixed assets associated with the discontinued product line and $161,000 represents severance and benefits related to the reduction in workforce in the U.S. BioSepra terminated seven employees consisting of marketing, sales, finance and administrative personnel. BioSepra paid all of the severance and benefits associated with the workforce reduction in 1998.

A gain of $351,000 was recognized in 1998 as a result of BioSepra's sale of its instrument inventory to Beckman Instruments, Inc. ("Beckman"). This inventory had been previously written off and included in the 1997 restructuring charge.

K - Accrued Expenses

Included in accrued expenses is $16,589,000 and $9,754,000 of accrued research and development expenses, $5,310,000 and $472,000 of accrued interest and $3,355,000 and $1,427,000 of accrued compensation as of December 1998 and 1997, respectively.

L - Deferred Revenue

In March 1998, Sepracor received $1,875,000 from Hoechst Marion Roussel Inc. ("HMRI") as a milestone payment relating to the license agreement on terfenadine carboxylate, marketed by HMRI as Allegra(R). As a result of the patent interference issue raised by the United States Patent and Trademark Office, ("PTO") Sepracor deferred recognition of the revenue, pending the outcome of the patent interference. (See Notes P and T).

In 1995, Sepracor and BioSepra entered into separate agreements with Beckman Instruments, Inc. ("Beckman"). Beckman entered into a joint distribution and development agreement with BioSepra, and Beckman purchased certain preferred stock of Sepracor. In 1997, the agreement was amended due to the settlement of the PerSeptive lawsuit, eliminating BioSepra's obligation to repay certain amounts to Beckman under the agreement. As a result of the amendment, BioSepra recognized $2,700,000 of license fee revenue in December 1997, which otherwise would have been deferred at December 31, 1997. BioSepra recognized $3,600,000, and $900,000, of revenue under the agreement in 1997 and 1996, respectively. There was no deferred revenue under this agreement as of December 31, 1998 or December 31, 1997. (See Note Q)

thirty-eight

M - Notes Payable to Bank and Long-Term Debt

Notes payable and long-term debt consist of the following at December 31:

(in thousands)                                                    1998          1997
------------------------------------------------------------------------------------
EURIBOR plus .80% French Franc Loan Payable
  in quarterly installments through 2000                       $   402        $  624

EURIBOR plus 1.8%, French Franc Loan Payable
  in quarterly installments through 2001                           104           138

Variable rate, 7.5% French Franc Line of Credit                      -             1

LIBOR plus 1.75% Revolving Credit Agreement                      2,000             -

Loan from Nova Scotia Business Development
  Corporation ("NSBDC") bearing interest at 9.25%
  until May 31, 2000 and thereafter at 9.5%, repayable
  in 120 consecutive monthly payments of $21 principal
  plus interest with a final payment of $20 in June 2005         1,477         1,925

Loan from Atlantic Canada Opportunities Agency,
  non-interest bearing, repayable in 60 equal installments
  commencing March 15, 1998                                        277           370

Government grant from Nova Scotia Department
  of Economic Development                                          812           816

Obligations under Capital Leases (See Note O)                      343           375
                                                               ---------------------
                                                                 5,415         4,249
Less current portion                                            (2,786)         (861)
                                                               ---------------------
Total                                                          $ 2,629        $3,388
                                                               =====================

At December 31, 1998, BioSepra's wholly-owned French subsidiary ("BioSepra S.A.") had three available credit facilities aggregating 4,000,000 French Francs from three French commercial banks. Sepracor guarantees a certain French Franc loan held by BioSepra S.A., under which $402,000 and $624,000 were outstanding as of December 31, 1998 and 1997, respectively. The interest rate on this loan at December 31, 1998 and 1997 was 4.37% and 4.50%, respectively. Sepracor also guarantees amounts available under the variable rate credit facility which are payable on demand and had $0 and $1,000 outstanding at December 31, 1998 and 1997, respectively.

In 1996, Sepracor and BioSepra entered into a revolving credit agreement with a commercial bank that provides for borrowing of up to $10,000,000, pursuant to which BioSepra could borrow up to $3,000,000. All borrowings are collateralized by certain assets of the companies. The credit agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1998, there was $2,000,000 outstanding under this agreement. The interest rate on these borrowings at December 31, 1998 was 6.82%.

In 1996, Versicor entered into a term loan agreement with a commercial bank that provided for borrowing of up to $3,000,000 for the purpose of financing capital equipment purchases. In December 1997, Versicor replaced this loan with two term loans of $4,034,000 and $2,000,000. Sepracor entered into a put agreement with the commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor in the event of a default by Versicor under its loan agreement with the commercial bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor.

Sepracor guarantees the loan from NSBDC. The government grant received by Sepracor Canada Limited may be repayable if Sepracor Canada Limited fails to meet certain conditions of the agreement. The government assistance is recorded as debt and is amortized on the same basis as the depreciation of the related capital assets.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1999-$2,686,000, 2000-$555,000, 2001-$305,000, 2002-$292,000, 2003-$243,000.

N - Convertible Subordinated Debentures

In 1995, Sepracor issued $80,880,000 of Convertible Subordinated Debentures due 2002 (the "1995 Debentures"). The 1995 Debentures bore interest at 7% payable semi-annually, commencing on June 1, 1996, and were due on December 1, 2002. The 1995 Debentures were convertible into shares of Common Stock of the Company at $19.68 per share and were redeemable by the Company on December 1, 1998. As part of the sale of the 1995 Debentures, Sepracor incurred approximately $2,788,000 of offering costs. These costs were classified in other assets and were being amortized over the life of the 1995 Debentures, which is seven years.

On October 30, 1998, Sepracor called for the redemption of its 1995 7% Debentures aggregating $80,880,000. On December 1, 1998, immediately prior to the redemption, all $80,880,000 of the 1995 Debentures were converted into 4,109,756 shares of Sepracor Common Stock. As a result of the conversion, Sepracor wrote off $1,582,000 of deferred financing costs against stockholders' equity (additional paid-in capital).

On February 10, 1998, Sepracor issued $189,475,000 of 6-1/4% Convertible Subordinated Debentures due 2005 (the "6-1/4% Debentures"). The 6-1/4% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $47.369 per share. The 6-1/4% Debentures bear interest at 6-1/4% payable semi-annually, commencing on August 15, 1998. The 6-1/4% Debentures are redeemable by the Company on February 18, 2001. The Company may be required to repurchase the 6-1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6-1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs which were recorded as other assets and are being amortized over seven years, the term of the 6-1/4% Debentures. The net proceeds to the Company after offering costs were $183,370,000.

On December 10, 1998, Sepracor issued $300,000,000 of 7% Convertible Subordinated Debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $124.875 per share. The 7% Debentures bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures are redeemable by the thirty-nine

Company on December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures, Sepracor recorded approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were $290,081,000.

O - Commitments and Contingencies

In 1994, Sepracor, HemaSure and BioSepra entered into an equipment leasing arrangement that provides for a total of up to $2,000,000 to Sepracor and its subsidiaries for the purpose of financing capital equipment in the United States. All outstanding amounts are collateralized by the assets so financed and are guaranteed by Sepracor. There was $63,000, $64,000 and $193,000, and $142,000, $150,000 and $459,000, relating to Sepracor, BioSepra and HemaSure, respectively, outstanding under this agreement at December 31, 1998 and 1997, respectively.

Future minimum lease payments under all noncancelable leases in effect at December 31, 1998, are as follows (in thousands):

Year                            Operating Leases        Capital Leases
----------------------------------------------------------------------
1999                                      $1,276                  $181
2000                                       1,030                    54
2001                                         744                    54
2002                                         769                    54
2003                                         805                     -
Thereafter                                 2,830                     -
                                          ----------------------------
Total minimum lease payments              $7,454                  $343
Less amount representing interest                                  (52)
                                                                ------
Present value of minimum lease payments                           $291
                                                                ======

Future minimum lease payments under operating leases relate to Sepracor's and BioSepra's principal office, laboratory and production facilities. The lease terms provide options to extend the leases. The leases require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $1,444,000, $1,687,000 and $1,240,000 for the years ended December 31, 1998,
1997 and 1996, respectively.

At December 31, 1998, Sepracor has an accrual relating to the guarantee of a $5,000,000 HemaSure line of credit. The initial principal payment on this line of credit is due in August 2000. Interest on the line of credit accrues at 1/2% above the prime lending rate. Although HemaSure is currently not in default of the line of credit, Sepracor would be obligated to make payment of $5,000,000 plus accrued interest should a default occur.

P - Litigation

In July 1997, the PTO informed Sepracor that it had declared an interference between Sepracor's previously issued method-of-use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and the method-of-use patent application held by HMRI on the anti-histaminic effects of fexofenadine on hepatically impaired patents. The primary objective of a patent interference, which can only be declared by the PTO, is to determine the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their inventive activities as to the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient inventive date, and, therefore, is entitled to a patent claiming the overlapping subject matter. (See Note T for further discussion).

If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993. In May 1998, HMRI filed an action in Belgium alleging that Sepracor's European patent relating to fexofenadine is invalid in Belgium, or is not infringed by HMRI's sales of fexofenadine in Belgium and Germany. In September 1998, Sepracor commenced infringement proceedings in the United Kingdom against HMRI and related companies for infringement of Sepracor's European patent relating to fexofenadine. Sepracor and HMRI have agreed to resolve the interference by arbitration. The arbitrator has been selected and a decision, once rendered, must be submitted to the PTO for final approval. The proceedings are ongoing and the Company is unable to predict its outcome.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321 (the "'321 Patent"), HemaSure filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time.

In October 1997, the Eastern District of New York granted in part Pall's summary judgment motion and held that the LeukoNet product infringes a single claim from the '321 patent. HemaSure has terminated the manufacture, use, sale and offer for sale of the filter subject to the court's order. HemaSure appealed the October 1997 decision to the Court of Appeals for the Federal Circuit. Oral arguments were heard in February 1999. HemaSure now awaits a decision from the Federal Circuit. Remaining discovery relating to the damages phase of the first action has been completed.

With respect to the second action concerning U.S. Patent No. 4,952,572 (the "'572 patent"), HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent. Pall has amended its Complaint to add Lydall, Inc., whose subsidiary supplied filter media for the LeukoNet product, as a co-defendant. HemaSure has filed for summary judgment of noninfringement, and Pall has cross-filed for summary judgment of infringement at the same time. Lydall supported HemaSure's motion for summary judgment of noninfringement, and has served a motion for summary judgment that the asserted claims of the '572 patent are invalid as a matter of law. Discovery has been completed in the action.

forty

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the LeukoNet product does not infringe any valid enforceable claim of the two asserted Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's financial condition and future business and operations.

Q - Stockholders' Equity

On March 26, 1998, Sepracor and Beckman terminated their Stock Purchase Agreement under which Beckman acquired 312,500 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends totalling $6,850,000. In addition, BioSepra and Beckman amended their distribution agreement whereby BioSepra granted a non-exclusive right to manufacture instruments to Beckman, removed its obligation to manufacture instruments for Beckman, and sold the discontinued instrument product inventory to Beckman for $250,000.

In May 1998, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation increasing from 40,000,000 to 80,000,000 the number of authorized shares of common stock.

In 1996, Sepracor issued stock options to certain consultants. As a result, $248,000 was initially recorded as unearned compensation and $14,000 was recorded as amortization. In 1997, an adjustment of $107,000 was made for cancelled options and $33,000 was recorded as amortization. In 1998, Sepracor issued stock options to certain consultants. As a result, $172,000 was recorded as unearned compensation and $28,000 was recorded as amortization. An adjustment of $94,000 was made for cancelled options.


R - Stock Plans and Warrants

Stock Plans: The Company has three stock-based compensation plans, which are described below. The Company records the issuance of stock options using APB Opinion 25 and related interpretations in accounting for its plans. However, had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net loss and basic and diluted loss per share for the years ended December 31, 1998, 1997 and 1996 would have been increased to the pro forma amounts indicated in the following table:

                           1998                        1997                         1996
                      Net    Basic and Diluted     Net     Basic and Diluted    Net     Basic and Diluted
(in thousands)      Loss(1)   Loss Per Share     Loss(1)    Loss Per Share    Loss(1)    Loss Per Share
---------------------------------------------------------------------------------------------------------
As reported      $ (93,433)      $(3.23)        $(26,723)       $(0.97)      $(60,710)       $(2.25)

Pro forma        $(105,229)      $(3.64)        $(30,745)       $(1.11)      $(63,398)       $(2.35)

(1) Net loss represents net loss applicable to common shares.

The effects of applying the fair value of stock based compensation in this pro forma disclosure are not indicative of future amounts, since the valuation of stock options granted was initiated in 1995 and additional awards in future years are not anticipated.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 6 years, expected volatility of 50%, a risk-free interest rate of 4.5% to 5.7% and no dividends in 1998 and an expected life of 7 years, expected volatility of 60%, a risk-free interest rate of 5.0% to 7.8% and no dividends in 1997 and 1996.

In 1991, the Board of Directors adopted the 1991 Restated Stock Option Plan (the "1991 Plan") which amended and restated the 1985 Stock Option Plan. The Plan provides for the granting of Incentive Stock Options ("ISOs") to officers and key employees of Sepracor and nonstatutory stock options ("NSOs") to officers, key employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over five years. In May 1996, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of common stock, which may be granted to 5,000,000. In May 1998, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of common stock which may be granted to 7,500,000. Stock option activity related to this plan is summarized in the table below.

The 1991 Directors Stock Option Plan (the "1991 Directors Plan") provides for the granting of NSOs to directors of Sepracor who are not officers or employees of Sepracor. The options granted under the 1991 Directors Plan have a maximum term of ten years from date of grant and have an exercise price of not less than the fair market value of the stock on the date of grant and vest over five years. In 1996, the shareholders approved an amendment to the 1991 Directors Plan increasing the number of shares of common stock which may be granted to 275,000. In May 1998, the stockholders approved an amendment to the 1991 Directors Plan increasing the number of shares of common stock which may be granted to 500,000.

In October 1997, the Board of Directors approved the Company's 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan permits the Company to grant ISOs and NSOs to purchase up to 500,000 shares of Common Stock to employees and consultants of the Company. Executive officers are not entitled to receive stock options under the 1997 Plan. ISOs and NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and vest over five years. ISOs may not be granted at an exercise price less than fair market value.

forty-one

The following tables summarize information about stock options outstanding at December 31, 1998: (in thousands, except for per share amounts)

       Options Outstanding                              Options Exercisable
                                Weighted-
                                 Average   Weighted-                Weighted-
    Range of                    Remaining   Average                  Average
    Exercise        Number     Contractual  Exercise    Number       Exercise
Price Per Share   Outstanding     Life       Price    Exercisable     Price
-----------------------------------------------------------------------------
$ 1.50 -  6.00        653         5.54      $ 5.39        380        $  5.25
  6.38 - 14.13        492         6.20       10.30        201           8.97
 14.62 - 14.62        683         6.78       14.62        395          14.62
 14.75 - 24.13        384         7.87       18.69        192          18.67
 24.25 - 24.25        540         8.54       24.25         15          24.25
 24.75 - 24.75         45         8.10       24.75          9          24.75
 36.75 - 36.75      1,044         9.42       36.75          -              -
 38.00 - 48.63        568         9.37       44.75          1          41.00
 62.25 - 62.25        166         9.79       62.25          -              -
 84.75 - 84.75        360         9.93       84.75          -              -
-----------------------------------------------------------------------------
$ 1.50 - 84.75      4,935         8.04      $29.29      1,193         $11.55
=============================================================================

                                  1998                 1997                1996
                                       Average              Average             Average
                                      Price Per            Price Per           Price Per
                            Number      Share    Number      Share    Number     Share
----------------------------------------------------------------------------------------
Balance at January 1        3,485      $13.16     3,277     $ 9.55     3,225    $ 7.77
Granted                     2,153       48.96       757      24.10       651     13.77
Exercised                    (622)       7.98      (433)      6.00      (429)     3.88
Cancelled                     (81)      22.59      (116)      9.84      (170)     6.37
----------------------------------------------------------------------------------------
Balance at December 31      4,935      $29.29     3,485     $13.16     3,277    $ 9.55
========================================================================================
Options exercisable at
  December 31               1,193                 1,240                1,088

Weighted-average fair
  value of options granted
  during the year          $26.65                $15.88               $ 9.46

There were 1,113,000 options available for future grant as of December 31, 1998.

In 1996, the stockholders approved the 1996 Employee Stock Purchase Plan (the "1996 Plan"). Under the 1996 Plan, an aggregate of 120,000 shares of Common Stock may be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased 17,216, 31,423 and 23,977 shares for a total of $583,000, $556,000 and $296,000, during the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, there were 69,628 shares of authorized but unissued Common Stock reserved for future issuance under the 1996 Plan.

Stock Warrants: Sepracor received $407,000 from the exercise of warrants to purchase 55,209 shares of Common Stock in 1998. At December 31, 1998, there were no outstanding warrants.

S - Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates.

A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset.

Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 1998, 1997 and 1996. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset. At December 31, 1998, Sepracor had federal and state tax NOL carryforwards of approximately $170,000,000 and $118,000,000, which will expire through 2013 and 2003, respectively. Based upon the Internal Revenue Code and changes in company ownership, utilization of the NOL will be subject to an annual limitation. Sepracor also had a NOL from its operation in France of approximately $10,000,000. Approximately $6,000,000 of this NOL will expire in 2000; the remainder may be carried forward indefinitely. Sepracor also has an NOL from its operation in Canada of approximately $3,000,000, which may be carried forward indefinitely. At December 31, 1998, Sepracor had federal and state research and experimentation credit carryforwards of approximately $6,000,000 and $4,800,000, respectively, which will expire through the year 2013. Sepracor also had Canadian research and experimentation credits of $1,000,000 which will expire through 2008.

The components of Sepracor's net deferred taxes were as follows at December 31:

(in thousands)                                            1998           1997
-----------------------------------------------------------------------------
Assets
        NOL carryforwards                            $  70,066       $ 50,213
        Reserves                                           135            226
        Tax credit carryforward                         12,243          7,989
        Patent                                             547            489
        Accrued expenses                                 8,756          5,434
        Research and development capitalization         20,730          9,827
        Equity in loss of investees                     10,596          7,638
        Other                                            1,069          1,605
-----------------------------------------------------------------------------
Liabilities
        Basis difference of subsidiaries               (13,628)       (13,628)
        Property and Equipment                               -              -
Valuation allowance                                  $(110,514)      $(69,793)
-----------------------------------------------------------------------------
Net deferred taxes                                   $       -       $      -
=============================================================================

forty-two

T - Agreements

In 1993, Sepracor licensed to Marion Merrell Dow (now HMRI) its U.S. patent application covering the use of terfenadine carboxylate, a metabolite of terfenadine, marketed by HMRI as Seldane, to be developed by HMRI. Under this agreement, Sepracor recorded $3,750,000 as license fee revenue in 1994, for the issuance of a patent covering the use of terfenadine carboxylate. The agreement called for future license fees of up to $3,750,000 subject to certain other milestones and royalties on sales if and when they occur. In 1997, Sepracor had received the first milestone payment of $1,875,000 and recorded $469,000 in sub-license expense payable to a third party for the year ended December 31, 1997. In March 1998, Sepracor received $1,875,000 from HMRI as the final milestone payment. As a result of the patent interference issue raised by the PTO, Sepracor deferred recognition of this revenue, pending the outcome of the patent interference. (See Notes L and P).

In December 1997, Sepracor signed a license agreement with Schering-Plough Corporation ("Schering") giving Schering exclusive worldwide rights to Sepracor's patents covering descarboethoxyloratadine ("DCL"), an active metabolite of loratadine that in preclinical studies has shown the potential for greater potency. Under the agreement, Schering paid Sepracor an initial license fee of $5,000,000 in January 1998. The agreement includes royalties on DCL sales, if any, beginning at product launch. The royalty rate paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones.

On February 4, 1998, Sepracor signed a collaboration and license agreement with Janssen Pharmaceutica, N.V. ("Janssen"), a wholly-owned subsidiary of Johnson & Johnson, relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine. Under the terms of this agreement, the companies will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the U.S. and abroad. When exercised, Janssen and Sepracor will equally share the costs and profits associated with the further development, marketing and sales of norastemizole in the U.S. Sepracor will also retain the right to co-promote the product in the U.S. Alternatively, Sepracor can elect to receive royalties on Janssen sales of norastemizole in the U.S. in the event it decides not to co-promote the product. Outside of the U.S., Janssen has the right to develop and market norastemizole, and Sepracor will earn royalties on product sales, if any. In addition, Janssen has worldwide over-the-counter rights to norastemizole.

On July 20, 1998, Sepracor signed a second license agreement with Janssen (the "Janssen Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering norcisapride, an isomer of the active metabolite of Propulsid(TM). Under the terms of the Janssen Norcisapride Agreement, Sepracor has exclusively licensed its norcisapride rights to Janssen, which expects to develop and market the norcisapride product worldwide. Under the Janssen Norcisapride Agreement, Janssen would pay Sepracor royalties on norcisapride sales, if any, beginning at first product launch. Royalty rates paid to Sepracor will escalate upon the achievement of sales volume milestones.

On December 4, 1998, Sepracor signed a license agreement (the "Lilly
(R)-fluoxetine Agreement") with Eli Lilly and Company ("Lilly") giving Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, which is a modified form of an active ingredient found in Prozac(R). Under the terms of the Lilly (R)-fluoxetine Agreement, and subject to approval under the Hart Scott Rodino Antitrust Improvements Act of 1976, (as amended, the "HSR Act"), Sepracor will receive an initial milestone payment and license fee of $20,000,000 and up to $70,000,000 in additional milestone payments, based on the progression of (R)-fluoxetine through development. In addition, Sepracor will receive royalties on (R)-fluoxetine worldwide sales, if any, beginning at product launch. Under the HSR Act, Sepracor has received a request from the Federal Trade Commission for additional information in connection with the Lilly
(R)-fluoxetine Agreement and plans to fully respond to the request.

U - Employees' Savings Plan

Sepracor has a 401K savings plan (the "401K Plan") for all domestic employees. Under the provisions of the 401K Plan, employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $2,000 contributed by employees up to $1,000 maximum per employee during 1996. In June 1997, this match was raised to 50% of the first $3,000. Sepracor incurred expenses of $177,000, $119,000 and $49,000 in 1998, 1997 and 1996,
respectively, as its matching contribution.

V - Business Segment and Geographic Area Information

Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. ("SFAS") 131, "Disclosures about Segments of an Enterprise and Related Information". This approach designates the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments.

Sepracor primarily assesses performance and makes operating decisions based on Sepracor and Sepracor Group, which includes BioSepra and equity investments in HemaSure, Versicor and ChiRex as its business segments. Sepracor is a specialty pharmaceutical company that develops and commercializes potentially improved versions of widely-prescribed drugs. BioSepra develops, manufactures and markets processes and products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Financial information by segment and geographic area is presented below with adjustments and eliminations including items such as equity in investee losses and minority interests.

                                                                     forty-three

                                                                   Reconciliation to Sepracor Group
                                                          Sepracor                    Eliminations/
Year Ended December 31, 1998               Sepracor        Group        BioSepra        Adjustments
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $  10,007       $  17,406       $  7,399                -
Interest income                            13,041          13,191            150                -
Interest expense                           16,747          16,969            222                -
Depreciation and amortization               4,219           5,246          1,045              (18)
Restructuring charges                           -            (351)          (351)               -
Equity in investee losses                       -           7,482              -            7,482
Gain on sale of ChiRex Inc.                     -               -              -                -
Net loss                                   84,659          93,283          1,813            6,811

Total assets                              535,733         551,313         14,717              863
Investment in affiliates                       --           1,490              -            1,490
Loan guarantee of affiliate                    --           5,000              -            5,000
Capital expenditures                        6,920           7,288            368                -


Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $   2,043       $  15,337        $13,294                -
Interest income                             5,608           5,766            158                -
Interest expense                            5,904           5,976             72                -
Depreciation and amortization               3,048           4,614          1,566                -
Restructuring charges                           -           4,179          4,179                -
Equity in investee losses                       -           2,755              -            2,755
Gain on sale of ChiRex Inc.                     -          30,069              -           30,069
Net loss                                   51,003          26,123          3,804          (28,684)

Total assets                              110,253         128,507         14,906            3,348
Investment in affiliates                        -           3,971              -            3,971
Loan guarantee of affiliate                     -               -              -                -
Capital expenditures                        2,372           2,653            281                -

Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $     718       $  15,041        $14,323                -
Interest income                             6,527           6,713            186                -
Interest expense                            5,926           6,140            214                -
Depreciation and amortization               2,002           4,400          2,398                -
Restructuring charges                           -               -              -                -
Equity in investee losses                       -          17,539              -           17,539
Gain on sale of ChiRex Inc.                     -               -              -                -
Net loss                                   41,294          60,110          2,120           16,696

Total assets                              120,914         146,689         23,169            2,606
Investment in affiliates                        -           3,100              -            3,100
Loan guarantee of affiliate                     -               -              -                -
Capital expenditures                        9,103          10,121          1,018                -

Geographic area data:
(in thousands)                                               1998           1997             1996
---------------------------------------------------------------------------------------------------
Revenues
United States:
Unaffiliated customers                                    $11,740       $  9,810          $11,651
Related parties                                                 7              -                -
Transfer to other geographic areas                              -            (16)           3,050
                                                        -------------------------------------------
Total                                                      11,747          9,794           14,701
                                                        -------------------------------------------
Europe:
Unaffiliated customers                                      5,666          5,527            6,187
Transfer to other geographic areas                          1,278          1,571            2,999
                                                        -------------------------------------------
Total                                                       6,944          7,098            9,186
                                                        -------------------------------------------
Eliminations and adjustments                               (1,285)        (1,555)          (8,846)
                                                        -------------------------------------------
Total Revenues                                            $17,406        $15,337          $15,041
                                                        ===========================================
Long-lived Assets
United States                                             $34,475        $18,567          $24,288
Europe                                                        766            753              700
Canada                                                      6,137          5,836            6,016
                                                        -------------------------------------------
Total Long-lived Assets                                   $41,378        $25,156          $31,004
                                                        ===========================================

Of the $11,740,000, $9,810,000 and $11,651,000 United States sales to unaffiliated customers for the years ended December 31, 1998, 1997 and 1996, respectively, $243,000, $168,000, and $630,000, respectively, were export sales to the Far East. Revenues are attributed to geographic locations based on the selling location.

W - Subsequent Event

On February 25, 1999, Sepracor entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in HemaSure in exchange for 1,333,334 shares of HemaSure Common Stock and for warrants to purchase 667,000 of additional shares of HemaSure Common Stock. This has resulted in Sepracor's ownership of HemaSure increasing from 33% to 42% as of February 25, 1999.

On February 25, 1999, BioSepra acquired 51% of the outstanding common stock of Biosphere Medical, S.A. ("Biosphere"), a French societe anonyme. BioSepra acquired the 51% ownership by granting an exclusive license pertaining to certain patents and technology and the transfer of certain other technology to Biosphere. BioSepra has the option to acquire the remaining 49% of the outstanding common stock of Biosphere through December 31, 2004, as defined. Additionally, the holder of the remaining 49% of the outstanding common stock of Biosphere has an option to require BioSepra to purchase its shares from December 31, 2003 until December 31, 2004 at a price of not less than FF6,000,000 ($1,072,000 December 31, 1998). The results of operations for Biosphere will be included in BioSepra's operations from the date of acquisition. The historical results of operations of Biosphere are not material to BioSepra's financial statements.

forty-four

Annual Meeting Information


The Annual Meeting of Shareholders will be held at 9:00 a.m. on May 19, 1999 at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

Common Stock
The Common Stock of Sepracor Inc. is traded on the Nasdaq Stock Market under the symbol SEPR.

General Counsel
Hale and Dorr LLP, Boston, MA

Patent Counsel
Pennie & Edmonds, New York, NY

Independent Accountants
PricewaterhouseCoopers LLP, Boston, MA

Corporate Headquarters
Sepracor Inc.
111 Locke Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499

Transfer Agent and Registrar

Questions regarding accounts, address
changes, stock transfer and lost certificates should be directed to:
    BankBoston, N.A.
    c/o Boston EquiServe, L.P.
    P.O. Box 8040
    Boston, MA 02266-8040
    Phone: (781) 575-3120


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

Alan A. Steigrod
Former Executive Vice President, Glaxo Holdings plc


Officers


Timothy J. Barberich
President and Chief Executive Officer

David S. Barlow
Executive Vice President and President, Pharmaceuticals

David P. Southwell
Executive Vice President; Chief Financial Officer and Secretary

Paul D. Rubin, M.D.
Executive Vice President, Drug Development & ICE Research

James R. Hauske, Ph.D.
Senior Vice President, Discovery


Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs & Chief Patent Counsel

Robert F. Scumaci
Senior Vice President, Finance & Administration, and Treasurer

Stephen A. Wald
Vice President, Chemical R&D

[PHOTO OF EXECUTIVES WITH CAPTION BELOW]

Pictured left to right: Paul D. Rubin, M.D., James R. Hauske, Ph.D., David S. Barlow, Timothy J. Barberich, Stephen A. Wald, David P. Southwell and Robert F. Scumaci, Not pictured here: Douglas E. Reedich, Ph.D., J.D.

Sepracor and ICE are trademarks of Sepracor Inc. HemaSure and LeukoNet are trademarks of HemaSure Inc. BioSepra is a trademark, and Hyper D is a registered trademark of BioSepra Inc. Ventolin, Zofran and Serevent are registered trademarks of Glaxo Group Limited. Proventil and Claritin are registered trademarks of Schering Corporation. Foradil is a registered trademark of Ciba-Geigy Corporation. Atock is a trademark of Yamanouchi, Inc. Hismanal is a registered trademark of Janssen Pharmaceutica N.V. Seldane is a registered trademark of Merrell Dow Pharmaceuticals, Inc. Ditropan is a registered trademark of Marion Merrell Dow. Allegra is a registered trademark of Merrell Pharmaceuticals. Cardura is a registered trademark of Pfizer Inc. Orudis is a registered trademark of Rhne-Poulenc Rorer, S.A. Actron is a trademark of Bayer Corporation. Prozac is a registered trademark of Eli Lilly and Company. Propulsid and Sporanox are registered trademarks of Johnson & Johnson. Toradol is a registered trademark of Syntex USA. Levaquin is a trademark of Daiichi Pharmaceutical Company LTD. POROS is a registered trademark of PerSeptive BioSystems, Inc. Prilosec is a registered trademark of Astra Aktiebolag. Prevacid is a registered trademark of TAP Holdings Inc. Imovane is a registered trademark of Rhone-Poulenc Sante. Meridia is a registered trademark of Knoll Pharmaceutical Company. Zyban is a trademark of Glaxo Group Limited. Ambien is a registered trademark of Synthelabo. Paxil is a trademark of Smithkline Beecham Corp. Zoloft is a registered trademark of Pfizer Inc. Wellbutrin is a registered trademark of Glaxo Wellcome Inc. Pantozol is a trademark of Byk Gulden Lomberg Chemische Fabrik GMBH.