Form 10-K/A, Exhibit 13
period 1998-12-31
SEPRACOR INC /DE/
filed 1999-07-23
CIK 877357

                         Ex. 13
                         Sepracor 1998 Annual Report

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

The likelihood of future issuances of common stock by subsidiaries of the Company cannot be determined because Sepracor is not directly involved in the management of its subsidiaries. In the event of future issuances the Company will record the transaction consistent with its policy of offsetting any gains or losses against additional paid-in capital for early development stage subsidiaries and for later stage subsidiaries recording any gains and losses as other income or expense.

Results of Operations

Years Ended December 31, 1998, 1997 and 1996

Product sales were $6,996,000, $9,636,000 and $13,423,000 in 1998, 1997 and
1996, respectively. Product sales attributable to BioSepra were $6,996,000, $9,636,000 and $13,423,000 in 1998, 1997 and 1996, respectively. Product sales are primarily attributable to BioSepra's sales of bioprocessing media, supplies and equipment. The decrease in revenue from 1997 to 1998 is primarily attributable to decreased media sales and the discontinuance by BioSepra of its instrument product line. The decrease in revenue from 1996 to 1997 is attributable to fluctuations experienced by BioSepra in the timing of large production scale media orders and to the absence of one-time stocking orders from a major distributor of research instruments, which occurred in 1996. In addition, the Company believes that the sales of HyperD media have historically been adversely affected by the now settled patent litigation with PerSeptive Biosystems Inc. BioSepra's future success is dependent, in part, on its ability to generate increased sales of its HyperD media products and research devices.

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

Selling, general and administrative expenses were $30,883,000, $15,594,000 and $15,245,000, in 1998, 1997 and 1996, respectively. Included in selling, general and administrative expenses are $0, $626,000 and $1,414,000 of Versicor expenses for the year ended December 31, 1998, 1997 and 1996, respectively. The increase in 1998 from 1997 is primarily the result of Sepracor's development of its infrastructure, including operations and a specialty sales force, to support Xopenex(TM). The increase in 1997 from 1996 resulted primarily from market research costs incurred by Sepracor in determining the positioning of Sepracor's levalbuterol product in the market and costs related to infrastructure development for a direct sales force, offset by savings from personnel reductions at BioSepra.

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

Other

Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This approach designates the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. Sepracor assesses performance and makes operating decisions primarily based on the results of Sepracor. Sepracor represents the primary pharmaceutical business, which excludes BioSepra and equity investments in HemaSure Inc., Versicor Inc. and ChiRex Inc. BioSepra represents the results of BioSepra Inc. without any adjustments for minority interests or intercompany adjustments and eliminations. Segment results, as well as geographic data, are presented on this new basis in 1998, as well as retroactively to 1997 and 1996. The Company also adopted SFAS No.130, "Reporting Comprehensive Income", in the first quarter of 1998, which requires disclosure of comprehensive income, i.e., net income plus direct adjustments to stockholders' equity.

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

The Company generally views as long term its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency. The principal functional currency of the Company's subsidiaries is denominated in Canadian dollars and French francs. The Company considers its risk relative to foreign currency exchange fluctuations to be low due to the immaterial amounts transacted from the French and Canadian subsidiaries and the relative stability of the Canadian dollar in the past year. However, a 10% unfavorable change in foreign exchange rates would result in a reduction in earnings of approximately $164,000.

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

Equity Prices: The Company's convertible subordinated debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's convertible subordinated debentures due to the difference between the current market price and the market price at the date of issuance of debentures. A 10% increase in the year-end 1998 market equity prices would result in an increase of $38,600,000 on the net fair value of the Company's convertible subordinated debentures. Additionally, if an increase in equity prices caused the holders to convert their outstanding convertible subordinated debentures, the Company's annual interest expense would be reduced by approximately $32,800,000. While a holder of convertible subordinated debentures can convert the debentures at any time, the Company does not believe that it is likely that all or substantially all of the debentures will be converted, if at all, prior to such time that the debentures are redeemed or mature.


Sales of subsidiary stock at equity prices above current market value would generally result in a gain for the Company, which would be included in additional paid-in capital for early development stage subsidiaries and included in the Statement of Operations for later stage subsidiaries. As an example, a $1,000,000 equity investment in Versicor, an early development stage subsidiary, at a 10% premium to its current market price would result in an increase to the Company's additional paid-in capital of $127,000.

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

Many of Sepracor's Products are in the Early Stage of Product Development and May Not Be Developed Successfully: Sepracor is focused on the development of ICEs. Most of Sepracor's ICEs are still undergoing clinical trials or are at the early stages of development. Sepracor's drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and its research efforts may not lead to the discovery of new drugs with improved characteristics. All of Sepracor's drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Sepracor's potential products may not:

- be developed successfully;

- be proven safe and efficacious in clinical trials;

- offer therapeutic or other improvements over comparable drugs;

- meet applicable regulatory standards;

- be capable of being produced in commercial quantities at acceptable costs; or

- be successfully marketed.

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

There is No Certainty that Sepracor will Obtain Government Approvals; The Approval Process is Costly and Lengthy: The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by Sepracor or its development partners. The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

- results of clinical trials may not be consistent with pre-clinical study results;

- results from later phases of clinical trials may not be consistent with the results from earlier phases; and

- products may not be shown to be safe and efficacious.

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

Sepracor May Need Additional Funds: Sepracor may require additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and the expansion of Sepracor's production, sales and marketing capabilities. Historically Sepracor has satisfied its funding needs through collaborative arrangements with corporate partners or equity or debt financings. Sepracor cannot assure you that these funding sources will be available to it when needed in the future, or, if available, will be on terms acceptable to Sepracor. Insufficient funds could require Sepracor to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies that Sepracor would otherwise develop or commercialize itself. Sepracor's cash requirements may vary materially from those now planned because of factors including:

- increased research and development expenses;

- patent developments;

- relationships with collaborative partners;

- the FDA regulatory process; and

- Sepracor's capital requirements.

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

Fluctuation of Sepracor's Quarterly Operating Results: Sepracor's quarterly operating results are likely to fluctuate significantly. These fluctuations will depend on factors which include:

- the timing of collaborative agreements for Sepracor's pharmaceutical development candidates and development costs for those pharmaceuticals;

- the timing of product sales and market penetration;

- the timing of operating expenses, including marketing expenses and the costs of expanding and maintaining a direct sales force;

- the timing of significant orders for the products of BioSepra; and

- the losses of HemaSure and Versicor, to the extent Sepracor is required to recognize these losses.

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

Sepracor Inc. Consolidated Statements of Stockholders' Equity and
Comprehensive Income

                                                                                                        Accumulated
                                                                  Additional                                Other        Total
Year ended December 31, 1998, 1997               Common Stock      Paid-In    Unearned    Accumulated  Comprehensive  Stockholders'
 and 1996 (in thousands)                        Shares   Amount    Capital  Compensation    Deficit     Income (Loss)    Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                    26,816   $2,682    $212,814               $(126,795)       $ 526        $ 89,227
                                                --------------------------------------------------------------------------------

   Comprehensive income (loss):
       Net Loss                                                                             (60,110)                     (60,110)
       Foreign currency translation                                                                         (121)           (121)
                                                                                                                       ----------
           Total comprehensive income (loss)                                                                             (60,231)
                                                                                                                       ----------
   Issuance of common stock to employees
     under stock plans                             455       45       2,185                                                2,230
   Accrued dividends from preferred stock                              (600)                                                (600)
   Unearned compensation, net                                                  $(234)                                       (234)
                                                --------------------------------------------------------------------------------
Balance at December 31, 1996                    27,271    2,727     214,399     (234)      (186,905)         405          30,392
                                                ================================================================================
   Comprehensive income (loss):
       Net Loss                                                                             (26,123)                     (26,123)
       Foreign currency translation                                                                         (540)           (540)
                                                                                                                       ----------
           Total comprehensive income (loss)                                                                             (26,663)
                                                                                                                       ----------
   Issuance of common stock to employees
     under stock plans                             582       58       3,017                                                3,075
   Accrued dividends from preferred stock                              (600)                                                (600)
   Unearned compensation, net                                                    140                                         140
   Gain on issuance of subsidiary's stock                             5,688                                                5,688
                                                --------------------------------------------------------------------------------
Balance at December 31, 1997                    27,853    2,785     222,504      (94)      (213,028)        (135)         12,032
                                                ================================================================================
   Comprehensive income (loss):
       Net Loss                                                                             (93,283)                     (93,283)
       Foreign currency translation                                                                           45              45
                                                                                                                       ----------
           Total comprehensive income (loss)                                                                             (93,238)
                                                                                                                       ----------
   Issuance of common stock to employees
     under stock plans                             639       64       6,026                                                6,090
   Issuance of common stock from conversion
     of warrants                                    55        6         401                                                  407
   Unearned compensation, net                                                    (50)                                        (50)
   Accrued dividends from preferred stock                              (150)                                                (150)
   Issuance of common stock from conversion
     of subordinated convertible notes           4,110      411      80,469                                               80,880
   Deferred finance costs related to the
     conversion of subordinated
     convertible notes                                               (1,582)                                              (1,582)
                                                --------------------------------------------------------------------------------
Balance at December 31, 1998                    32,657   $3,266    $307,668    $(144)     $(306,311)      $  (90)      $   4,389
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

Revenue Recognition: Revenues from product sales are recognized when goods are shipped or installation is complete. Non-refundable license fees, milestone payments and contract revenues are recognized when contract obligations are met. Deferred revenues represent progress payments received from customers pursuant to contract revenues not yet recorded.

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

In March 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that was a combination of Sterling Organics Limited and the chiral chemistry business of Sepracor, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owned approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. Since March 11, 1996, Sepracor carried its investment in ChiRex using the equity method of accounting and, accordingly, recorded $383,000 as its share of ChiRex's gains and $2,518,000 as its share of ChiRex's losses for the years ended December 31, 1997 (through March 31) and December 31, 1996, respectively. Included in ChiRex's 1996 results were one-time write-offs of $11,076,000 (Sepracor's portion of this was $3,544,000) for compensation expense related to the stock and stock option grants incurred in connection with ChiRex's initial public offering and the write off of in-process research and development resulting from ChiRex's acquisition of Crossco Ltd.

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

The following is the summarized financial information for Versicor and HemaSure:

                                                 1998                           1997
(In thousands)                         Versicor        HemaSure        Versicor        HemaSure
-----------------------------------------------------------------------------------------------
Current assets                        $  9,631         $  3,383        $19,610         $ 9,097
Non-current assets                       6,454            2,272          7,300           1,510
Current liabilities                      2,293            3,346          1,308           3,026
Non-current liabilities                  6,034            5,141          6,034           9,048

Net sales                                    -               25              -           2,357
Gross profit (loss)                          -             (632)             -          (1,801)
Net income (loss)                     $(11,280)        $(12,170)      $ (6,203)        $(9,884)

E - Investments

Investments consist of the following  at December 31:

(in thousands)                                                            1998            1997
-----------------------------------------------------------------------------------------------
Cash & Cash Equivalents:
        Cash & money market funds                                    $  14,279         $21,568
        Corporate & Government commercial paper                        281,044          61,011
                                                                     -------------------------
Total cash & cash equivalents                                         $295,323         $82,579
                                                                     -------------------------
                                                                     -------------------------
Marketable Securities:
        U.S. Government securities
            Due within 1 year                                         $108,239               -
        Corporate commercial paper
            Due within 1 year                                           86,035           9,981
            Due within 1 to 2 years                                     10,000               -
                                                                     -------------------------
Total investments                                                     $204,274          $9,981
                                                                     -------------------------
                                                                     -------------------------

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

J - Restructuring and Impairment Charges

In 1997, BioSepra recorded restructuring and impairment charges totaling $4,179,000. The events leading to impairment resulted primarily from BioSepra's decision to discontinue its instrument product line in order to focus efforts on consumable products for the research and process segments of the biopharmaceutical and genomics markets which were expected to have a higher profit margin than the instrument product line. The impaired assets include goodwill associated with product lines to be discontinued. The calculation of goodwill impairment was based on a valuation model based on the present value of discounted estimated expected future cash flows which were adjusted for the change in product line focus. This resulted in a write down of goodwill of $3,328,000.


Inventory at BioSepra associated with discontinued product lines totaling $470,000 was written down to its expected net realizable value of zero. Capital equipment, with a net book value of $220,000, associated with the discontinued product lines was written down to its net realizable value of zero. Additionally a reduction in workforce of seven employees occurred as a result of the product discontinuation resulting in $161,000 of severance costs. BioSepra paid all of the severance and benefits associated with the workforce reduction in 1998.

A gain of $351,000 was recognized in 1998 as a result of BioSepra's sale of its instrument inventory to Beckman Instruments, Inc. ("Beckman"). This inventory had been previously written off and included in the 1997 restructuring charge.

The potential benefits of the restructuring at BioSepra include reduction of fixed asset depreciation, goodwill amortization and severance costs of approximately $750,000 in total per year.

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

M - Notes Payable to Bank and Long-Term Debt

Notes payable and long-term debt consist of the following at December 31:

(in thousands)                                                    1998          1997
------------------------------------------------------------------------------------
EURIBOR plus .80% French Franc Loan Payable
  in quarterly installments through 2000                       $   402        $  624

EURIBOR plus 1.8%, French Franc Loan Payable
  in quarterly installments through 2001                           104           138

Variable rate, 7.5% French Franc Line of Credit                      -             1

LIBOR plus 1.75% Revolving Credit Agreement                      2,000             -

Loan from Nova Scotia Business Development
  Corporation ("NSBDC") bearing interest at 9.25%
  until May 31, 2000 and thereafter at 9.5%, repayable
  in 120 consecutive monthly payments of $21 principal
  plus interest with a final payment of $20 in June 2005         1,477         1,925

Loan from Atlantic Canada Opportunities Agency,
  non-interest bearing, repayable in 60 equal installments
  commencing March 15, 1998                                        277           370

Government grant from Nova Scotia Department
  of Economic Development                                          812           816

Obligations under Capital Leases (See Note O)                      343           375
                                                               ---------------------
                                                                 5,415         4,249
Less current portion                                            (2,786)         (861)
                                                               ---------------------
Total                                                          $ 2,629        $3,388
                                                               ---------------------
                                                               ---------------------

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

Future minimum lease payments under all noncancelable leases in effect at December 31, 1998, are as follows (in thousands):

Year                            Operating Leases        Capital Leases
----------------------------------------------------------------------
1999                                      $1,276                  $181
2000                                       1,030                    54
2001                                         744                    54
2002                                         769                    54
2003                                         805                     -
Thereafter                                 2,830                     -
                                          ----------------------------
Total minimum lease payments              $7,454                  $343
Less amount representing interest                                  (52)
                                                                ------
Present value of minimum lease payments                           $291
                                                                ------
                                                                ------

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

The following tables summarize information about stock options outstanding at December 31, 1998: (in thousands, except for per share amounts)

       Options Outstanding                              Options Exercisable
                                Weighted-
                                 Average   Weighted-                Weighted-
    Range of                    Remaining   Average                  Average
    Exercise        Number     Contractual  Exercise    Number       Exercise
Price Per Share   Outstanding     Life       Price    Exercisable     Price
-----------------------------------------------------------------------------
$ 1.50 -  6.00        653         5.54      $ 5.39        380        $  5.25
  6.38 - 14.13        492         6.20       10.30        201           8.97
 14.62 - 14.62        683         6.78       14.62        395          14.62
 14.75 - 24.13        384         7.87       18.69        192          18.67
 24.25 - 24.25        540         8.54       24.25         15          24.25
 24.75 - 24.75         45         8.10       24.75          9          24.75
 36.75 - 36.75      1,044         9.42       36.75          -              -
 38.00 - 48.63        568         9.37       44.75          1          41.00
 62.25 - 62.25        166         9.79       62.25          -              -
 84.75 - 84.75        360         9.93       84.75          -              -
-----------------------------------------------------------------------------
$ 1.50 - 84.75      4,935         8.04      $29.29      1,193         $11.55
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                  1998                 1997                1996
                                       Average              Average             Average
                                      Price Per            Price Per           Price Per
                            Number      Share    Number      Share    Number     Share
----------------------------------------------------------------------------------------
Balance at January 1        3,485      $13.16     3,277     $ 9.55     3,225    $ 7.77
Granted                     2,153       48.96       757      24.10       651     13.77
Exercised                    (622)       7.98      (433)      6.00      (429)     3.88
Cancelled                     (81)      22.59      (116)      9.84      (170)     6.37
----------------------------------------------------------------------------------------
Balance at December 31      4,935      $29.29     3,485     $13.16     3,277    $ 9.55
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Options exercisable at
  December 31               1,193                 1,240                1,088

Weighted-average fair
  value of options granted
  during the year          $26.65                $15.88               $ 9.46

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

The components of Sepracor's net deferred taxes were as follows at December 31:

(in thousands)                                            1998           1997
-----------------------------------------------------------------------------
Assets
        NOL carryforwards                            $  70,066       $ 50,213
        Reserves                                           135            226
        Tax credit carryforward                         12,243          7,989
        Patent                                             547            489
        Accrued expenses                                 8,756          5,434
        Research and development capitalization         20,730          9,827
        Equity in loss of investees                     10,596          7,638
        Other                                            1,069          1,605
-----------------------------------------------------------------------------
Liabilities
        Basis difference of subsidiaries               (13,628)       (13,628)
        Property and Equipment                               -              -
Valuation allowance                                  $(110,514)      $(69,793)
-----------------------------------------------------------------------------
Net deferred taxes                                   $       -       $      -
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

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

On December 4, 1998, Sepracor signed a license agreement (the "Lilly
(R)-fluoxetine Agreement") with Eli Lilly and Company ("Lilly") giving Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, which is a modified form of an active ingredient found in Prozac(R). Under the terms of the Lilly (R)-fluoxetine Agreement, and subject to approval under the Hart Scott Rodino Antitrust Improvements Act of 1976, (as amended, the "HSR Act"), Sepracor will receive an initial milestone payment and license fee of $20,000,000 which will be recorded as revenue in accordance with the terms of the Agreement. Additional milestone payments of up to $70,000,000 will be made based on the progression of (R)-fluoxetine through development. In addition, Sepracor will receive royalties on (R)-fluoxetine worldwide sales, if any, beginning at product launch. Under the HSR Act, Sepracor has received a request from the Federal Trade Commission for additional information in connection with the Lilly (R)-fluoxetine Agreement and plans to fully respond to the request.

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

Sepracor assesses performance and makes operating decisions primarily based on the results of Sepracor. Sepracor represents the primary pharmaceutical business, which excludes BioSepra and equity investments in HemaSure Inc., Versicor Inc. and ChiRex Inc. BioSepra represents the results of BioSepra Inc. without any adjustments for minority interests or intercompany adjustments and eliminations. Included in "Other" are consolidation adjustments and eliminations, which are primarily made up of equity in investee losses and minority interests. Financial information by segment and geographic area is presented below with adjustments and eliminations including items such as equity in investee losses and minority interests.

                                                                     forty-three

ITEM 31.

(in thousands)
Year Ended December 31, 1998               Sepracor       BioSepra         Other            Total
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $  10,007         $ 7,399       $      -         $ 17,406
Interest income                            13,041             150              -           13,191
Interest expense                           16,747             222              -           16,969
Depreciation and amortization               4,219           1,045            (18)           5,246
Restructuring charges                           -            (351)             -             (351)
Equity in investee losses                       -               -          7,482            7,482
Gain on sale of ChiRex Inc.                     -               -              -                -
Net loss                                   84,659           1,813          6,811           93,283

Total assets                              535,733          14,717            863          551,313
Investment in affiliates                       --               -          1,490            1,490
Loan guarantee of affiliate                    --               -          5,000            5,000
Capital expenditures                        6,920             368              -            7,288


Year Ended December 31, 1997               Sepracor       BioSepra         Other            Total
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $   2,043         $13,294              -         $ 15,337
Interest income                             5,608             158              -            5,766
Interest expense                            5,904              72              -            5,976
Depreciation and amortization               3,048           1,566              -            4,614
Restructuring charges                           -           4,179              -            4,179
Equity in investee losses                       -               -          2,755            2,755
Gain on sale of ChiRex Inc.                     -               -         30,069           30,069
Net loss/(income)                          51,003           3,804        (28,684)          26,123

Total assets                              110,253          14,906          3,348          128,507
Investment in affiliates                        -               -          3,971            3,971
Loan guarantee of affiliate                     -               -              -                -
Capital expenditures                        2,372             281              -            2,653

Year Ended December 31, 1996               Sepracor       BioSepra         Other            Total
---------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers     $     718         $14,323              -          $15,041
Interest income                             6,527             186              -            6,713
Interest expense                            5,926             214              -            6,140
Depreciation and amortization               2,002           2,398              -            4,400
Restructuring charges                           -               -              -                -
Equity in investee losses                       -               -         17,539           17,539
Gain on sale of ChiRex Inc.                     -               -              -                -
Net loss                                   41,294           2,120         16,696           60,110

Total assets                              120,914          23,169          2,606          146,689
Investment in affiliates                        -               -          3,100            3,100
Loan guarantee of affiliate                     -               -              -                -
Capital expenditures                        9,103           1,018              -           10,121

Geographic area data:
(in thousands)                                               1998           1997             1996
---------------------------------------------------------------------------------------------------
Revenues
United States:
Unaffiliated customers                                    $11,740       $  9,810          $11,651
Related parties                                                 7              -                -
Transfer to other geographic areas                              -            (16)           3,050
                                                        -------------------------------------------
Total                                                      11,747          9,794           14,701
                                                        -------------------------------------------
Europe:
Unaffiliated customers                                      5,666          5,527            6,187
Transfer to other geographic areas                          1,278          1,571            2,999
                                                        -------------------------------------------
Total                                                       6,944          7,098            9,186
                                                        -------------------------------------------
Eliminations and adjustments                               (1,285)        (1,555)          (8,846)
                                                        -------------------------------------------
Total Revenues                                            $17,406        $15,337          $15,041
                                                        ===========================================
Long-lived Assets
United States                                             $34,475        $18,567          $24,288
Europe                                                        766            753              700
Canada                                                      6,137          5,836            6,016
                                                        -------------------------------------------
Total Long-lived Assets                                   $41,378        $25,156          $31,004
                                                        -------------------------------------------
                                                        -------------------------------------------

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