Form 10-K, Exhibit 13
period 1999-12-31
SEPRACOR INC /DE/
filed 2000-03-30
CIK 877357

                     SEPRACOR INC. SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)              1999        1998       1997       1996       1995
-----------------------------------------------  ---------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales................................  $  16,383   $    155   $    117   $    482   $  2,143
  License fees and royalties...................      3,886      5,293      2,078        333        900
  Collaborative research and development.......      2,390      4,761         --         25      1,036
                                                 ---------   --------   --------   --------   --------
Total revenues.................................     22,659     10,209      2,195        840      4,079
Costs and expenses:
  Cost of revenue..............................      4,919        575        541        521      2,259
  Research and development.....................    122,400     61,797     41,230     33,540     18,988
  Selling, general, administrative and patent
    costs......................................     65,336     30,123     12,609     11,079     12,174
                                                 ---------   --------   --------   --------   --------
Total costs and expenses.......................    192,655     92,495     54,380     45,140     33,421
                                                 ---------   --------   --------   --------   --------
Loss from operations...........................   (169,996)   (82,286)   (52,185)   (44,300)   (29,342)
Other income (expense):
  Equity in investee losses (1)................     (3,246)    (7,482)    (2,755)   (17,539)      (808)
  Interest income..............................     21,896     13,191      5,639      6,564      2,923
  Interest expense.............................    (33,078)   (16,969)    (5,976)    (6,140)    (2,077)
  Gain on sale of ChiRex Inc...................         --         --     30,069         --         --
  Other........................................        272        (60)       331         (3)      (802)
                                                 ---------   --------   --------   --------   --------
Net loss before minority interests.............   (184,152)   (93,606)   (24,877)   (61,418)   (30,106)
Minority interests in subsidiary...............      1,438        534        428      1,030      3,071
                                                 ---------   --------   --------   --------   --------
Net loss from continuing operations............   (182,714)   (93,072)   (24,449)   (60,388)   (27,035)
Discontinued Operations: Income (loss) from
  discontinued operations (net of minority
  interests)(2)................................       (345)      (211)    (1,674)       278     (6,377)
                                                 ---------   --------   --------   --------   --------
Net loss.......................................  $(183,059)  $(93,283)  $(26,123)  $(60,110)  $(33,412)
                                                 ---------   --------   --------   --------   --------
Net loss applicable to common shares (3).......  $(183,059)  $(93,433)  $(26,723)  $(60,710)  $(33,412)
                                                 ---------   --------   --------   --------   --------
Basic and diluted net loss per common share
  from Continuing operations...................  $   (2.77)  $  (1.61)  $  (0.44)  $  (1.12)  $   (.62)
Basic and diluted net loss per common share
  from Discontinued operations.................  $   (0.00)  $  (0.01)  $  (0.04)  $   0.00   $   (.15)
Basic and diluted net loss per common share....  $   (2.77)  $  (1.62)  $  (0.48)  $  (1.12)  $   (.77)
Shares used in computing basic and diluted net
  loss per Common share:
  Basic and diluted............................     66,049     57,826     55,198     54,065     43,275
BALANCE SHEET DATA:
Cash and marketable securities.................  $ 335,823   $499,597   $ 92,560   $103,650   $143,250
Total assets...................................    406,635    549,260    126,388    139,831    193,743
Long-term debt.................................    490,611    491,910     83,736     84,371     84,510
Stockholders' equity (deficit).................   (155,705)     4,428     12,368     30,278     88,984

------------------------

(1) Includes a write-off of a guarantee of a HemaSure line of credit in 1998 and one-time charges from ChiRex's initial public offering and HemaSure's loss from discontinued operations in 1996. See Footnote C--Notes to Consolidated Financial Statements.

(2) Discontinued Operations relate to BioSphere Medical, Inc. See Footnote I--Notes to Consolidated Financial Statements.

(3) Includes $150,000, $600,000 and $600,000 in preferred stock dividends in 1998, 1997, and 1996, respectively. See Footnote B--Notes to Consolidated Financial Statements.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

Sepracor is a specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely-prescribed pharmaceutical compounds. The Company develops and markets these drugs by leveraging its expertise in chiral chemistry and pharmacology, and experience in conducting clinical trials and seeking regulatory approvals for new drugs. Sepracor's Improved Chemical Entities ("ICEs") pharmaceutical development program has yielded an extensive portfolio of drug candidates intended to treat a broad range of indications in respiratory care, urology, gastroenterology, psychiatry and neurology. The Company is also broadening its development focus to include discovery and development of new chemical entities.

In May 1999, Sepracor introduced Xopenex, a single-isomer form of the leading bronchodilator, albuterol. Xopenex is the first pharmaceutical product developed and commercialized by Sepracor.

The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including BioSphere Medical Inc. ("BioSphere", formerly "BioSepra") and Sepracor Canada Limited. The consolidated financial statements also include Sepracor's affiliates, HemaSure Inc. ("HemaSure") and Versicor Inc. ("Versicor") (a subsidiary from 1995 to December 1997).

BioSphere is an endovascular medical device company, pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy devices. Sepracor owned approximately 64% of BioSphere at December 31, 1999. On February 4, 2000, BioSphere announced that it had completed a $5,900,000 private placement of common stock and warrants. As a result of this transaction, Sepracor's ownership of BioSphere decreased to approximately 59%.

At December 31, 1999, the Company owned approximately 27% of the outstanding shares of common stock of HemaSure, a company applying its proprietary filtration technology to develop products to increase the safety of blood collection and transfusion. The Company accounts for its investment in HemaSure using the equity method of accounting. In February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and for warrants to purchase 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain through additional paid-in-capital of $820,000. The Company also has a $5,000,000 liability at December 31, 1999 relating to a guarantee of a line of credit for HemaSure. On March 3, 2000, HemaSure announced that it had completed a $28,000,000 private placement of common stock. As a result of this transaction, Sepracor's ownership of HemaSure decreased to approximately 22%.

Versicor develops novel drug candidates principally for the treatment of infectious diseases. On December 10, 1997, Versicor completed a private equity financing for approximately $22,000,000 and issued Series C Preferred Stock. As part of the transaction, Sepracor recognized a gain of approximately $5,688,000, which was recorded as an increase to additional paid-in capital. From
December 10, 1997 through April 1999, Versicor results were recorded based on the equity method of accounting. As a result of various Versicor private equity offerings in 1999, Sepracor recorded a gain through additional paid-in-capital of $1,077,000 in April 1999 and began accounting for its investment under the cost method of accounting. In 1999 Sepracor paid $1,000,000 to Versicor under a promissory note agreement which was ultimately converted into Versicor preferred stock. As of December 31, 1999, Sepracor's ownership in Versicor was approximately 10% and was recorded at approximately $3,058,000.

In 1996, ChiRex Inc. ("ChiRex"), a corporation that was a combination of Sterling Organics Limited and the chiral chemistry business of Sepracor, completed an initial public offering of common stock. In March 1997, 3,489,301 shares of ChiRex common stock held by Sepracor were sold. As a result of this transaction, Sepracor received $31,125,000 and recognized a gain of $30,069,000, which was recorded as other income.

On January 20, 2000, the Company announced that its Board of Directors approved a two-for-one stock split which was paid in the form of a 100% stock dividend on February 25, 2000 to stockholders of record on February 1, 2000. As a result, all references to share and per share data have been adjusted.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Product sales were $16,383,000, $155,000 and $117,000, in 1999, 1998 and 1997,
respectively. Sales of Xopenex, which Sepracor commercially introduced in May 1999, accounted for approximately 86% of 1999 product sales. The increase in product revenue in 1999 from 1998 is primarily due to the launch of Xopenex and also from an increase in medical device sales at BioSphere. Product revenue in 1998 and 1997 remained relatively consistent.

Collaborative research and development revenues were $2,390,000, $4,761,000, and $0 in 1999, 1998 and 1997, respectively. The decrease in 1999 from 1998 is due to less revenue recognized under the collaboration and license agreement dated as of January 1998 (the "Norastemizole Agreement"), with Janssen Pharmaceutica N.V. ("Janssen") for the development of norastemizole. The increase in 1998 from 1997 was due to revenue recognized from the Norastemizole Agreement.

License fees and royalties were $3,886,000, $5,293,000, and $2,078,000 in 1999,
1998 and 1997, respectively. The decrease in 1999 from 1998 resulted from the recording in 1998 of license revenue of $5,000,000 from Schering-Plough Corporation ("Schering"), under a license agreement dated December 1997 (the "DCL Agreement") for descarboethoxyloratadine ("DCL"), offset by the recording, in 1999, of $3,621,000 of license and royalty revenues from Hoechst Marion Roussel Inc. (now Aventis) ("HMRI") relating to Sepracor's license agreement with HMRI (the "HMRI Agreement") for terfenadine carboxylate, marketed by HMRI as Allegra. The increase in 1998 from 1997 related to the $5,000,000 of revenue recognized in 1998 under the DCL Agreement, versus 1997 license revenue relating to a milestone payment of $1,875,000 from HMRI.

In December 1997, under the DCL Agreement, Sepracor licensed to Schering exclusive worldwide rights to Sepracor's patents covering DCL, an active metabolite of loratadine which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on DCL sales, if any, beginning at product launch. Royalties paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones.

Effective January 1998, Sepracor and Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), entered into the Norastemizole Agreement, relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine. Under the terms of the Norastemizole Agreement, the companies were to jointly fund the development of norastemizole, and Janssen had an option to acquire certain rights regarding the product in the U.S. and abroad. In May 1999, Sepracor announced that Johnson & Johnson elected not to exercise its option to co-promote norastemizole under the Norastemizole Agreement. Sepracor will continue to fund clinical development and marketing of the drug, which is currently in Phase III clinical trials. Under the terms of the Norastemizole Agreement, Sepracor has worldwide rights to all Johnson & Johnson intellectual property covering norastemizole, including the right in exchange for royalty payments on sales of norastemizole to reference data from Johnson & Johnson's astemizole NDA, for manufacture, development, and marketing of prescription norastemizole products. Sepracor anticipates selling this compound, if approved, through an expanded respiratory sales force.

In July 1998, Sepracor entered into a second license agreement with Janssen (the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering (+)-norcisapride, an isomer of the active metabolite of Propulsid. Under the terms of the Norcisapride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the norcisapride product worldwide. Under the Norcisapride Agreement, Janssen would pay Sepracor royalties on norcisapride sales, if any, beginning at product launch. The royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones.

In December 1998, Sepracor entered into a license agreement (the "Lilly Agreement") with Eli Lilly and Company ("Lilly") under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine.
(R)-fluoxetine is a modified form of an active ingredient found in Prozac, marketed by Lilly. Under the terms of the Lilly Agreement, and subject to clearance under the Hart Scott Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Act"), Sepracor will receive an initial milestone payment and license fee of $20,000,000 and up to $70,000,000 in additional milestone payments, based on the progression of (R)-fluoxetine through development. In addition, Sepracor will receive royalties on (R)-fluoxetine worldwide sales, if any, beginning upon first commercial sale. Effectiveness of the Lilly Agreement is subject to the HSR Act. See "Risk Factors" and "Legal Proceedings" for information concerning the Federal Trade Commission's ("FTC") review of the Lilly Agreement.

In June 1999, Sepracor announced a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of ZYRTEC (racemic cetirizine). Under terms of the agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications regarding levocetirizine in Europe and all other countries, except the United States and Japan. UCB will begin to pay Sepracor royalties upon first product sales, if any, and royalties will escalate upon achievement of sales volume milestones.

In September 1999, HMRI and Sepracor amended the HMRI Agreement to settle all patent issues with respect to fexofenadine, marketed by HMRI as Allegra. Under the terms of a U.S. agreement, Sepracor and HMRI settled an ongoing arbitrated patent interference involving their U.S. patent properties, and HMRI now owns the Sepracor patent properties with respect to fexofenadine. HMRI also obtained an exclusive license to various other Sepracor U.S. patent applications related to fexofenadine. Sepracor will receive royalties on fexofenadine sales, if any, in the U.S. upon expiration of HMRI's composition of matter patent in mid-February 2001. Under the terms of a separate ex-U.S. agreement, HMRI obtained an exclusive license to Sepracor's patents that had been subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the U.S. Sepracor is entitled to royalties on fexofenadine product sales effective March 1, 1999 in countries where Sepracor has patents related to fexofenadine.

In October 1999, Sepracor entered into an agreement (the "Zopiclone Agreement") with Rhone-Poulenc Rorer SA (now Aventis) ("RPR"), under which Sepracor has exclusively licensed RPR's pre-clinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell (+)-zopiclone in the U.S. RPR will assign all U.S. patent applications relating to (+)-zopiclone to Sepracor. Pursuant to the agreement, RPR retained the right under the licensed data package to manufacture (+)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor has paid a $5,000,000 license fee to RPR and will pay a royalty to RPR on (+)-zopiclone product sales, if any, in the U.S. Sepracor may also be required to pay RPR milestone payments.

In 1999, the Company's significant component of cost of revenue was cost of products sold. As a percentage of product sales, overall product cost was 29% in 1999. Sepracor's product cost as a percentage of its product sales was 24% and BioSphere's product costs represented 62% of its product sales. In 1998 and 1997 product sales and costs were not material. In 1998 and 1997 cost of license fees and royalties was the Company's largest component of cost of revenue and represented 9% and 23% of license fee and royalty revenue in 1998 and 1997, respectively.

Research and development expenses were $122,400,000, $61,797,000 and $41,230,000 in 1999, 1998 and 1997, respectively. The increase in 1999 from 1998 is primarily due to increased spending on preclinical and clinical trials in Sepracor's pharmaceutical programs, including a major phase IIb/III study for
(S)-oxybutynin; several major trials for Norastemizole, including a pivotal chronic safety study and two Phase III seasonal allergic rhinitis studies; a Phase II study for (R,R)-formoterol; several trials for Levalbuterol, including a Phase III pediatric study for the nebulizer formulation of Xopenex, two Phase II studies for the metered dose inhaler formulation of Levalbuterol as well as accelerated spending on formulation development for the metered dose inhaler. In 1999, preclinical and clinical development programs were accelerated for several other pharmaceutical products candidates. As a result, in 1999 Sepracor filed NDAs for (+)-desmethylsibutrimine, (S)-doxazosin and (+)-zopiclone. In addition to the preclinical activities, two Phase I studies were initiated for (+)-zopiclone. Sepracor also incurred costs in 1999 for the initial payment to RPR in consideration for the exclusive U.S. license granted under the Zopiclone Agreement. The increase in 1998 from 1997 was primarily due to an increase in spending on preclinical and clinical trials in Sepracor's pharmaceutical programs, including two major Phase III norastemizole trials, a fall seasonal allergic rhinitis study and a controlled allergen challenge study; a Phase II pediatric study for the syrup formulation of Xopenex(TM); a Phase II study for (R,R)-formoterol; and a Phase I clinical trial for (R)-fluoxetine. These increases were partially offset by the fact that Sepracor no longer consolidated Versicor results in 1998, while 1997 results included approximately $5,073,000 of research and development costs attributable to Versicor.

Selling, general and administrative and patent expenses were $65,336,000, $30,123,000 and $12,609,000 in 1999, 1998 and 1997, respectively. The increase in 1999 from 1998 was principally due to commercial introduction and marketing of Xopenex, including increased marketing and promotional expenses, costs resulting from contracting with two third-party contract sales organizations, sales commissions and product samples. The increase in 1998 from 1997 is primarily the result of Sepracor's development of its infrastructure, including operations and a specialty sales force, to support Xopenex.

Equity in loss of investees was $3,246,000, $7,482,000 and $2,755,000, for 1999,
1998 and 1997, respectively. The equity in loss of investees consists of the Company's portion of the net loss of HemaSure, ChiRex (through March 31, 1997) and Versicor (December 10, 1997 through April 1999). The decrease in loss from 1999 to 1998 relates to recognizing a $5,000,000 loan guarantee for HemaSure in 1998, offset by an increase of $2,737,000 in HemaSure's loss in 1999 over 1998 loss. Also contributing to the decrease in 1999 loss was a reduction in the loss relating to Versicor, as the Company began recording the Versicor investment on a cost basis in April 1999. The increase in loss in 1998 from 1997 was primarily due to a $5,000,000 accrual of a HemaSure loan guarantee and the recording of Versicor losses for a full year in 1998.

Interest income was $21,896,000, $13,191,000, and $5,639,000 for 1999, 1998 and
1997, respectively. The increase in 1999 from 1998 and in 1998 from 1997 is due to the larger average cash balance available for investment.

Interest expense was $33,078,000, $16,969,000 and $5,976,000 in 1999, 1998 and
1997, respectively. The increase in 1999 from 1998 was due primarily to interest payments at a rate of 7% on the December 1998 convertible subordinated debenture financing of $300,000,000. The increase in 1998 from 1997 was due primarily to interest payments at a rate of 6 1/4% on the February 1998 convertible subordinated debenture financing of $189,475,000.

Net other income (expense) was $272,000, ($60,000), and $331,000 for 1999, 1998
and 1997, respectively. Income in 1999 and 1997 related primarily to the receipt of Canadian tax refunds.

Minority interests in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $1,438,000, $534,000 and $428,000 for 1999, 1998 and 1997, respectively. The increases in each year are due to increased losses of BioSphere.

Discontinued operations represent BioSphere's sale of a substantial amount of its business and assets in May 1999. Accordingly, the operating results of the discontinued business for the years ended December 31, 1999, 1998 and 1997 have been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations.

OTHER

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company expects no immediate impact from SFAS No. 133 as it currently has no derivatives.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents plus marketable securities of Sepracor and its consolidated subsidiaries totaled $335,823,000 at December 31, 1999, compared to $499,597,000 at December 31, 1998.

The net cash used in operating activities for the year ended December 31, 1999 was $163,539,000. The net cash used in operating activities includes a net loss from continuing operations of $182,714,000 adjusted by non-cash charges of $11,358,000. These charges were offset by the minority interest in subsidiary portion of the net loss of $1,438,000. The accounts payable and accrued expense amounts increased a total of $21,630,000, primarily due to increased research and development and interest accruals. The launch of Xopenex led to increases in accounts receivable of $3,883,000 and inventories of $4,061,000.

Sepracor used $90,177,000 in investing activities for the year ended
December 31, 1999. Investing activities include net purchases of marketable securities of $72,061,000; the payment of $10,000,000 and the issuance of 200,000 shares of Sepracor Common Stock for the purchase of license; and royalty rights and the payment of $6,968,000 for property and equipment purchases. Sepracor expects purchases of property and equipment to be approximately $12,000,000 to $20,000,000 in 2000 and expects depreciation for 2000 of approximately $5,000,000 to $7,000,000.

Net cash of $8,644,000 was provided by financing activities for the year ended December 31, 1999. The cash resulted primarily from the net proceeds of issuance of stock, offset by repayments of debt and capital leases.

Sepracor, BioSphere and HemaSure together have available an equipment leasing facility that provides for a total of up to $2,000,000 of financing for the purpose of financing capital equipment in the U.S. All outstanding amounts are collateralized by the assets so financed and are guaranteed by Sepracor. At December 31, 1999, there was $20,000 outstanding under this credit facility.

Sepracor's wholly owned subsidiary, Sepracor Canada Limited, has two credit agreements with two Canadian provincial and federal business development agencies for approximately $2,960,000 in term debt, of which $2,590,000 is at an annual interest rate of 9.25% and $370,000 is interest free. As of December 31, 1999, Sepracor Canada Limited had received approximately $2,960,000 of such term debt, of which $225,000 was outstanding.

In December 1999, Sepracor amended its revolving credit agreement (the "Revolving Credit Agreement") with a commercial bank to provide for borrowing of up to an aggregate of $25,000,000, pursuant to which BioSphere may borrow up to $2,000,000. All borrowings are collateralized by certain assets of the companies. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. Sepracor is a guarantor of any outstanding borrowings. At December 31, 1999, the Company had nothing outstanding under this agreement.

In 1997, Sepracor entered into a put agreement with a commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor, in the event of a default by Versicor under its loan agreement with the bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor. As of December 31, 1999, the put agreement remained outstanding.

In February 1998, Sepracor issued $189,475,000 of 6 1/4% Convertible Subordinated Debentures due 2005 (the "6 1/4% Debentures"). The 6 1/4% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $23.685 per share and bear interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures are not redeemable by the Company prior to February 18, 2001. The Company may be required to repurchase the 6 1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs were $183,370,000. In February 2000, $96,424,000 in aggregate principal amount of the 6 1/4% Convertible Subordinated Debentures Due 2005 were converted. Costs related to the conversion of the Debentures, including pre-paid interest, premiums and other costs, were approximately $7,497,000. Upon completion of this transaction, $93,048,000 in aggregate principal amount of the 6 1/4% Debentures remained outstanding as debt.

In 1998, Sepracor and Beckman Instruments, Inc. ("Beckman") terminated their Stock Purchase Agreement under which Beckman had acquired 625,000 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends, totaling $6,850,000.

In 1998, Sepracor converted the entire principal amount of 7% Convertible Subordinated Debentures due 2002, aggregating $80,880,000 of Common Stock at a conversion price of $9.84 per share. As a result of the conversion, Sepracor wrote off $1,582,000 of deferred financing costs against stockholders' equity.

In December 1998, Sepracor issued $300,000,000 of 7% Convertible Subordinated Debentures due 2005 (the "7% Debentures due 2005"). The 7% Debentures due 2005 are convertible into Sepracor Common Stock, at the option of the holder, at a price of $62.438 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures due 2005 are not redeemable by the Company prior to December 20, 2001. The Company may be required to repurchase the 7% Debentures due 2005 at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures due 2005, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, which is the term of the 7% Debentures due 2005. The net proceeds to the Company after offering costs were $290,081,000.

On February 14, 2000, Sepracor issued $400,000,000 in principal amount of 5% Convertible Subordinated Debentures due 2007 (the "5% Debentures"). The 5% Debentures have an annual interest of 5% and are convertible into Sepracor Common Stock at $92.38 per share. On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. Sepracor intends to use the proceeds from the sale of the 5% Debentures for its ongoing preclinical and clinical trials, expansion of sales and marketing capabilities, funding of other research and development programs, working capital and other general corporate purposes.

The Company believes that existing cash, including the proceeds from the sale of the 5% Debentures, its investment securities, and the anticipated cash flow from its current strategic alliances and operations will be sufficient to support its existing operations for the near term. Sepracor's actual future cash requirements, however, will depend on many factors, including the progress of its preclinical, clinical, and research programs, the number and breadth of these programs, achievement of milestones under strategic alliance arrangements, acquisitions, its ability to establish and maintain additional strategic alliance and licensing arrangements, and the progress of the Company's development efforts and the development efforts of its strategic partners.

MARKET RISK

The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates: The Company's available for sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in year-end 1999 market interest rates would result in no material impact on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices: The Company's subordinated convertible debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of debentures. A 10% increase in the year end 1999 market equity prices of the 6 1/4% Debentures due 2005 and 7% Debentures due 2005 would result in an increase of approximately $73,000,000 on the net fair value of the Company's subordinated convertible debentures.

LEGAL PROCEEDINGS

On February 12, 1999, the FTC issued a request for additional information or documentary materials relating to the Company's exclusive license agreement with Lilly relating to (R)-fluoxetine. The purpose of the request was to investigate whether or not the Lilly Agreement constitutes a violation of Section 5 of the Federal Trade Commission Act or Section 7 of the Clayton Act. The Company is in the process of responding to the request. At the conclusion of its investigation, the FTC could institute proceedings seeking to modify the Lilly Agreement or to prevent it from becoming effective. While the Company believes that the Lilly Agreement does not constitute a violation of the above-mentioned laws, the Company is unable to predict the outcome of the proceeding.

An interference declared on June 30, 1999 between Sepracor and RPR relating to (+)-zopiclone was terminated by Sepracor's agreement with RPR on October 7, 1999, under which RPR's involved patent application was assigned to Sepracor.

All legal proceedings between Sepracor and HMRI relating to fexofenadine, including foreign litigation and the interference between Sepracor and HMRI, have been settled by Sepracor's agreement with HMRI of September 1, 1999.

HemaSure is a defendant in a lawsuit brought by Pall Corporation ("Pall") regarding its LeukoNet System, which is no longer made or sold by HemaSure. In a complaint filed in November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet System infringed upon two patents held by Pall. Pall dropped its allegations concerning infringement of one of the patents and alleges only that HemaSure's LeukoNet System infringed U.S. Patent
No. 4,952,572 (the "'572 Patent").

With respect to the allegations concerning the '572 Patent, HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patent. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 Patent. Pall has amended its complaint to add Lydall, Inc. ("Lydall"), whose subsidiary supplied filter media for the LeukoNet product, as a co-defendant. HemaSure has filed for summary judgment of noninfringement, and Pall has cross-filed for summary judgment of infringement at the same time. Lydall supported HemaSure's motion for summary judgment of noninfringement, and has filed a motion for summary judgment that the asserted claims of the '572 Patent are invalid as a matter of law. Discovery has been completed in the action. The court has not acted on the summary judgment motions.

On April 5, 1999, HemaSure and Gambro BCT, Inc. ("Gambro BCT") filed a complaint for declaratory relief against Pall in the U.S. District Court of Colorado. HemaSure and Gambro BCT seek declaratory relief that the '572 Patent and Pall's U.S. Patent No's. 5,451,321, 5,229,012, 5,344,561,
5,501,795 and 5,863,436 are invalid and not infringed by HemaSure's r\LS filter and methods of using the r\LS filter. Pall moved to dismiss or transfer to the Eastern District of New York or, in the alternative, to stay this action. HemaSure and Gambro opposed Pall's motion. On July 16, 1999, the United States District Court of Colorado denied Pall's motion to transfer or, in the alternative, to stay the action, and the action is proceeding. On September 30, 1999, the Court denied Pall's motion to dismiss the action and the case is proceeding. On October 20, 1999, Pall submitted a counterclaim alleging that the HemaSure's r/LS System infringes its '572 patent and that HemaSure and Gambro BCT tortiously interfered and unfairly competed with Pall's business. On March 22, 2000, Pall filed its second amended answer and counterclaims alleging infringement of all the patents-in-suit. Pall also added counterclaims against Gambro A.B.

On April 23, 1999, Pall filed a complaint against HemaSure and Gambro BCT in the U.S. District Court of the Eastern District of New York alleging that HemaSure's r\LS filter infringes Pall's '572 Patent, and tortiously interfered and unfairly competed with Pall's business. On May 19, 1999, Pall filed an amended complaint adding Sepracor, Gambro, Inc. and Gambro, A.B., a Swedish company, of which Gambro Inc. is a business unit, as defendants. Sepracor, HemaSure and Gambro BCT have moved to dismiss, transfer, or stay the action, and Pall has opposed the motion. There has been no decision on the motion.

A prior lawsuit brought by Pall in February 1996 has concluded. In June 1999, the U.S. Court of Appeals for the Federal Circuit determined that the LeukoNet System did not infringe claim 39 of U.S. Patent No. 5,451,321 and Pall has not appealed that decision.

HemaSure has engaged patent counsel to investigate the pending litigations. HemaSure believes, based upon its review of these matters, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the LeukoNet System and the r\LS System does not infringe any valid enforceable claim of the Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigation, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's financial condition and future business and operations, including the possibility of significant damages in the litigations and an injunction against the sale of the r/LS System if HemaSure does not prevail in the litigations.

Sepracor believes, based on advice of its legal counsel, that a properly informed court should conclude that Pall's suit against Sepracor should be dismissed. However, there can be no assurance that this suit will be dismissed or that Sepracor will prevail in the pending litigation.

In January 1997, HemaSure entered into a Restructuring Agreement of the debt related to the HemaSure's acquisition of Novo Nordisk A/S's plasma products unit. In January 1998, HemaSure elected to convert all indebtedness under the approximately $11,700,000 promissory note which was issued to Novo Nordisk A/S in connection with the Restructuring Agreement into common stock at a conversion price of $10.50 per share, or 827,375 shares. HemaSure also elected to treat as forgiven $3,000,000 in principal amount of the note, pursuant to the terms of the note. Novo Nordisk A/S has contested the conversion of the note, including the forgiveness of the $3,000,000 amount. This dispute, with or without merit, could be time-consuming and expensive to litigate or settle if brought into a court of law, and could divert management attention from administering HemaSure's core business. If Novo Nordisk A/S succeeds on its dispute and HemaSure is deemed to have wrongfully converted the original note, then the 827,375 shares of common stock issued to Novo Nordisk A/S may no longer be outstanding and HemaSure may be obligated to repay certain indebtedness under the original note.

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

WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES SUFFICIENT TO ACHIEVE PROFITABILITY: We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $183.1 million for the year ended December 31, 1999 and $93.4 million for the year ended December 31, 1998. We expect to continue to incur operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected. Our ability to generate profitability will depend in large part on successful commercialization of our initial products and successful development and commercialization of principal products under development. Failure to successfully commercialize these products may have a material adverse effect on our business.

WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT, TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY: We are focused on the development of improved versions of widely prescribed pharmaceutical compounds which we refer to as improved chemical entities, or ICEs. Most of our ICEs are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with improved characteristics. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

    - be developed successfully;

    - be proven safe and efficacious in clinical trials;

    - offer therapeutic or other improvements over comparable drugs;

    - meet applicable regulatory standards;

    - be capable of being produced in commercial quantities at acceptable costs; or

    - be successfully marketed.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, THEN WE COULD LOSE VALUABLE INTELLECTUAL PROPERTY RIGHTS, BE LIABLE FOR SIGNIFICANT DAMAGES OR BE PREVENTED FROM COMMERCIALIZING OUR PRODUCTS: Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology and preventing us from marketing our products. It is also possible that we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties, or if we are required to initiate litigation against others to protect our intellectual property rights.

We have filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. However, we may not be issued patents in respect of the patent applications already filed or that we file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office ("PTO"), or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents and other proprietary rights. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the PTO may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications could have a material adverse effect on our business.

Our ability to commercialize successfully any ICE will largely depend upon our ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which we have use patents or patent applications. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the ICE until the expiration of these third-party patents. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor.

IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO COMMERCIALIZE THEM: The United States Food and Drug Administration ("FDA") and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Our failure to obtain regulatory approval on a timely basis and any unanticipated significant expenditures on preclinical and clinical studies could adversely affect the funds we will require to advance our products to commercialization and the timing of the commercial introduction of, or our ability to, market and sell our products.

The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

    - results of clinical trials may not be consistent with preclinical study results;

    - results from later phases of clinical trials may not be consistent with the results from earlier phases; and

    - products may not be shown to be safe and efficacious.

Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED OR TERMINATED IF OUR COLLABORATIVE PARTNERS TERMINATE, OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER, THEIR AGREEMENTS WITH US OR IF ANY OF OUR COLLABORATION AGREEMENTS IS SUBJECT TO LENGTHY GOVERNMENT REVIEW: We have entered into collaboration arrangements with pharmaceutical companies. Our revenues under these collaboration arrangements will consist primarily of milestone payments and royalties on sales of products. Any such payments and royalties will depend in large part on the efforts of our collaboration partners. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us, the potential commercial benefits of the arrangement may not be realized by us, and our results of operations may be adversely affected. In addition, if any of our collaboration partners were to breach or terminate their agreements with us or fail to perform their obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any delay or termination of this type could have a material, adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, and milestone or royalty payments from collaborative partners or revenue from product sales, if any, could be delayed or terminated. Any failure or inability by us to perform some of our obligations under a collaboration agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement.

We have exclusively licensed our (R)-fluoxetine rights to Lilly, and, in addition to up-front license and development milestone payments, are entitled to receive royalties on product sales beginning upon the first commercial sale. The
(R)-fluoxetine agreement with Lilly will be effective on the next business day following the expiration or earlier termination of the notice and waiting period under the HSR Act.

We are required to file a notice under the HSR Act for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the FTC or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected. Under the HSR Act, we have received a request from the FTC for additional information in connection with the R-fluoxetine agreement. We are responding to the request. There can be no assurance that the FTC will not initiate proceedings seeking to modify or enjoin the (R)-fluoxetine agreement with Lilly. If that agreement is modified or enjoined, development and commercialization of (R)-fluoxetine would be delayed or precluded.

Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of such product candidates. There can be no assurance that we will be able to enter into collaboration agreements for ICEs in the future or that the terms of the collaboration agreements, if any, will be favorable to us. The inability to enter into collaboration agreements in the future could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

    - we may be required to expend additional funds to advance the drugs to commercialization;

    - revenue from product sales could be delayed; or

    - we may elect not to commercialize the drugs.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT EXPENSES IN DEVELOPING A SALES FORCE. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS:
We currently have very limited sales and marketing experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we expect to license some of them to large pharmaceutical companies and market and sell others through our direct specialty sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market Xopenex, our single isomer form of albuterol. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force. Our limited experience in developing, maintaining and expanding a direct specialty sales force may restrict our success in commercializing our products.

Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. In addition, we may need to enter into co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us.

IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE AND DEVELOPING AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND
EXPENSIVE: The FDA and other regulatory authorities require that our products be manufactured according to their Good

Manufacturing Practices standards. Our failure to maintain current Good Manufacturing Practices compliance and/or scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current Good Manufacturing Practices that we believe can produce commercial quantities of Xopenex and support the production of our other possible products in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

We currently have a supply contract with ChiRex Inc. that commits us to purchase through December 31, 2001 all of our annual requirements of those drugs that we will market directly through our specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. If ChiRex experiences delays or difficulties in producing, packaging or delivering the drugs, market introduction and subsequent sales of the drugs that we market through our specialty sales force could be adversely affected. Under this supply agreement, however, we retain the right to manufacture commercial quantities of our drugs in our Nova Scotia manufacturing plant.

IF WE OR OUR COLLABORATIVE PARTNERS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES: The availability and levels of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union ("EU"), the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS OR OTHERWISE PROTECT AGAINST POTENTIAL LIABILITY
CLAIMS: We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

WE HAVE SIGNIFICANT LONG-TERM DEBT AND WE MAY NOT BE ABLE TO MAKE INTEREST OR PRINCIPAL PAYMENTS WHEN DUE: As of December 31, 1999, our total long-term debt was approximately $490.6 million and our stockholders' equity (deficit) was $(155.7) million. Neither the 6 1/4% Convertible Subordinated Debentures due 2005 issued by the Company in February 1998 nor the 7% Convertible Subordinated Debentures due 2005 issued by the Company in December 1998 restrict our ability or our subsidiaries' ability to incur additional Indebtedness (as defined), including debt that ranks senior to the 6 1/4% Convertible Subordinated Debentures due 2005 and the 7% Convertible Subordinated Debentures due 2005. Additional Indebtedness that we incur may rank senior to or on parity with these debentures in certain circumstances. See "Description of Debentures." Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. It is possible that we will be unable to meet our debt service requirements on any of our outstanding debentures. Moreover, we may be unable to repay any of our outstanding debentures at maturity or otherwise in accordance with the debt instruments.

IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS: We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals and the expansion of our production, sales and marketing capabilities. Historically we have satisfied our funding needs through collaborative arrangements with corporate partners, equity or debt financing. We cannot assure you that these funding sources will be available to us when needed in the future, or, if available, will be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourself. Our cash requirements may vary materially from those now planned because of factors including:

    - increased research and development expenses;

    - patent developments;

    - relationships with collaborative partners;

    - the FDA regulatory process;

    - our capital requirements; and

    - selling and marketing expenses in connection with commercialization of products.

WE EXPECT TO FACE INTENSE COMPETITION AND OUR COMPETITORS HAVE GREATER RESOURCES AND CAPABILITIES THAN WE HAVE. DEVELOPMENTS BY OTHERS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE: We expect to encounter intense competition in the sale of our future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE TIMING OF COLLABORATIVE ARRANGEMENTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE: Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors which include:

    - the timing of collaborative agreements for our pharmaceutical development candidates and development costs for those pharmaceuticals;

    - the timing of receipt of upfront, milestone or royalty payments under collaborative agreements;

    - the timing of product sales and market penetration;

    - the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and

    - the losses of HemaSure Inc., a 27%-owned subsidiary of Sepracor as of December 31, 1999.

FAILURE BY US TO IDENTIFY AND REMEDIATE ALL YEAR 2000 RISKS COULD CAUSE A DISRUPTION IN OUR BUSINESS: The year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculation or system failures. We have attempted to assess, and we must continue to audit year 2000 issues with our internal systems, including communications, hardware and software. If our systems do not operate properly with respect to date calculations involving the year 2000 and subsequent dates, we could incur unanticipated expenses to remedy any problems and our business could be seriously harmed. Although we believe that our internal systems are currently year 2000 compliant, our systems nevertheless could be impaired or cease to operate due to year 2000 problems.

We rely on third-party suppliers and service providers. If these or other parties experience year 2000 failures or malfunctions there could be an adverse impact on our ability to conduct operations, including conducting continued pharmaceutical development efforts and manufacturing pharmaceutical products. At this time, we do not anticipate this worst case scenario to occur, nor do we anticipate any major interruptions in our ability to provide products and services to our customers. In the event that we experience disruptions as a result of the year 2000 problem, our business could be seriously harmed.

YEAR 2000 ISSUE: In prior periods and years, we discussed the progress of our plans to prepare for any system or processing failures which could result from computer programs recognizing dates represented as "00" as the year 1900 rather than the year 2000. As a result of the Company's planning and efforts, there were no significant disruptions in critical information technology and non-information technology systems and the Company believes those systems successfully responded to the Year 2000 date change. Costs relating to this Year 2000 issue have not been material. The Company is not aware of any material problems resulting from Year 2000 issues, either with our internal systems, or with the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of vendors and suppliers throughout the year 2000 to ensure that the Company promptly addresses any issues that may arise.

SUPPLEMENTAL STOCKHOLDER INFORMATION

PRICE RANGE OF COMMON STOCK

The Sepracor Common Stock is traded on the Nasdaq National Market under the symbol SEPR. On March 15, 2000, the closing price of the Company's Common Stock, as reported on the Nasdaq National Market, was $94.75 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market. The share prices set forth below have been adjusted to reflect the two-for-one stock split of the Company's Common Stock distributed on February 25, 2000 to stockholders of record on February 1, 2000.

                                                                  HIGH           LOW
                                                              ------------   ------------
2000
First Quarter (through March 24, 2000)......................  126 13/16      45 1/16

                                                                 HIGH           LOW
                                                              -----------   ------------
1999
First Quarter...............................................  70 7/16       44 1/16
Second Quarter..............................................  61 7/8        27 1/2
Third Quarter...............................................  47 7/8        32 3/8
Fourth Quarter..............................................  53 5/8        33 27/32

                                                                  HIGH           LOW
                                                              ------------   -----------
1998
First Quarter...............................................  22             16 1/2
Second Quarter..............................................  23 15/16       18 1/8
Third Quarter...............................................  36 3/8         20 9/16
Fourth Quarter..............................................  47 5/8         23 5/8

On March 15, 2000, Sepracor had approximately 553 stockholders of record.

DIVIDEND POLICY

Sepracor has never paid cash dividends on its Common Stock. The Company currently intends to reinvest its future earnings, if any, for use in the business and does not expect to pay cash dividends in the foreseeable future.

FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS
SEPRACOR INC.
111 LOCKE DRIVE
MARLBOROUGH, MA 01752

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Sepracor Inc.:

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BioSphere Medical Inc., a majority-owned subsidiary, which statements reflect total assets of 2% and 2% of total consolidated assets at December 31, 1999 and 1998, respectively, and 10%, 2% and 7% of total consolidated revenues for each of the three years in the period ended December 31, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BioSphere Medical Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
---------------------------------------------
PricewaterhouseCoopers LLP
Boston, Massachusetts
January 27, 2000, except as to the information in
Note V for which the date is March 9, 2000

                   SEPRACOR INC. CONSOLIDATED BALANCE SHEETS

YEAR ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)    1999       1998
----------------------------------------------------------------  --------   --------
Assets
Current assets:
Cash and cash equivalents (Notes B and D).....................    $ 59,488   $295,323
Marketable securities (Notes B and D).........................     276,335    204,274
Accounts receivable, net of allowances of $165 at December 31,
  1999 (Notes B and F)........................................       4,485         --
Inventories (Notes B and G)...................................       4,455         --
Other assets..................................................       5,277      3,386
                                                                  --------   --------
Total current assets..........................................     350,040    502,983
                                                                  --------   --------
Property and equipment, net (Notes B and H)...................      19,003     16,508
Investment in affiliates (Note C).............................       3,141      1,490
Net assets from discontinued operations (Note I).............           --     10,325
Patents, intangible assets and other assets, net (Notes B
  and O).....................................................       34,451     17,954
                                                                  --------   --------
Total assets..................................................    $406,635   $549,260
                                                                  --------   --------
Liabilities and Stockholders' Equity (deficit)
Current liabilities:
Accounts payable..............................................    $ 20,196   $  9,290
Accrued expenses (Note J).....................................      42,575     31,275
Loan guarantee of affiliate (Notes C and M)..................        5,000         --
Notes payable and current portion of capital lease obligation
  and long-term debt (Notes K and M)..........................         120      2,410
Other current liabilities.....................................       2,078      2,502
                                                                  --------   --------
Total current liabilities.....................................      69,969     45,477
                                                                  --------   --------
Loan guarantee of affiliate (Notes C and M)..................           --      5,000
Long-term debt and capital lease obligation (Notes K and M)...       1,136      2,435
Convertible subordinated debentures (Notes E and L)...........     489,475    489,475
Other long-term liabilities...................................         826         --
                                                                  --------   --------
Total liabilities.............................................     561,406    542,387
                                                                  --------   --------
Minority interest (Note C)....................................         934      2,445
Commitments and contingencies (Notes M and N)
Stockholders' equity (deficit) (Notes L, O and P)
Preferred stock, $1.00 par value, 1,000 shares authorized, none
  outstanding at December 31, 1999 and 1998...................          --         --
Common stock, $.10 par value, 140,000 and 80,000 shares
  authorized; 67,481 and 65,313 shares issued and outstanding,
  at December 31, 1999 and 1998, respectively.................       6,748      6,531
Additional paid-in capital....................................     327,591    304,403
Unearned compensation, net (Note O)...........................        (217)      (144)
Accumulated deficit...........................................    (489,370)  (306,311)
Accumulated other comprehensive income (loss).................        (457)       (51)
                                                                  --------   --------
Total stockholders' equity (deficit)..........................    (155,705)     4,428
                                                                  --------   --------
Total liabilities and stockholders' equity (deficit)..........    $406,635   $549,260
                                                                  --------   --------

   The accompanying notes are an integral part of the consolidated financial statements.

              SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT LOSS PER COMMON SHARE AMOUNTS)            1999        1998       1997
------------------------------------------------------------  ---------   --------   --------
Revenues:
  Product sales.............................................  $  16,383   $    155   $    117
  License fees and royalties (Note R).......................      3,886      5,293      2,078
  Collaborative research and development (Note R)...........      2,390      4,761         --
                                                              ---------   --------   --------
Total revenues..............................................     22,659     10,209      2,195
                                                              ---------   --------   --------
Costs and expenses:
  Cost of products sold.....................................      4,811         95         72
  Cost of license fees and royalties........................        108        480        469
  Research and development..................................    122,400     61,797     41,230
  Selling, general and administrative and patent costs......     65,336     30,123     12,609
                                                              ---------   --------   --------
Total costs and expenses....................................    192,655     92,495     54,380
                                                              ---------   --------   --------
Loss from operations........................................   (169,996)   (82,286)   (52,185)
                                                              ---------   --------   --------
Other income (expense):
  Equity in investee losses (Note C)........................     (3,246)    (7,482)    (2,755)
  Interest income...........................................     21,896     13,191      5,639
  Interest expense..........................................    (33,078)   (16,969)    (5,976)
  Gain on sale of ChiRex Inc. (Note C)......................         --         --     30,069
  Other income (expense)....................................        272        (60)       331
                                                              ---------   --------   --------
Net loss before minority interests..........................   (184,152)   (93,606)   (24,877)
Minority interests in subsidiaries (Note C).................      1,438        534        428
                                                              ---------   --------   --------
Net loss from continuing operations.........................   (182,714)   (93,072)   (24,449)
Discontinued Operations:
  Loss from discontinued operations (net of minority
    interests) (Note I).....................................       (345)      (211)    (1,674)
                                                              ---------   --------   --------
Net loss....................................................  $(183,059)  $(93,283)  $(26,123)
                                                              ---------   --------   --------
Net loss applicable to common shares (Note B)...............  $(183,059)  $(93,433)  $(26,723)
Basic and diluted net loss per common share from continuing
  operations (Note B).......................................  $   (2.77)  $  (1.61)  $  (0.44)
Basic and diluted net loss per common share from
  discontinued operations (Note B)..........................  $   (0.00)  $  (0.01)  $  (0.04)
Basic and diluted net loss per common share.................  $   (2.77)  $  (1.62)  $  (0.48)
Shares used in computing basic and diluted net loss per
  common shares:
  Basic and diluted.........................................     66,049     57,826     55,198

   The accompanying notes are an integral part of the consolidated financial statements.

  SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
                              COMPREHENSIVE INCOME

                                                                                                       ACCUMULATED         TOTAL
YEAR ENDED DECEMBER 31, 1999, 1998     COMMON STOCK       ADDITIONAL                                      OTHER        STOCKHOLDERS'
AND 1997                            -------------------    PAID-IN       UNEARNED      ACCUMULATED    COMPREHENSIVE       EQUITY
(IN THOUSANDS)                       SHARES     AMOUNT     CAPITAL     COMPENSATION      DEFICIT      INCOME (LOSS)      (DEFICIT)
----------------------------------  --------   --------   ----------   -------------   ------------   --------------   -------------
Balance at December 31, 1996...     54,542      $5,454     $211,672        $(234)       $(186,905)        $ 292          $  30,279
                                     ------     ------     --------        -----        ---------         -----          ---------
Comprehensive income (loss):
  Net loss...........                                                                     (26,123)                         (26,123)
  Foreign currency translation...                                                                           (91)               (91)
                                                                                                                         ---------
    Total comprehensive income
      (loss).........                                                                                                      (26,214)
                                                                                                                         ---------
  Issuance of common stock to
    employees under stock plans...  1,165          117        2,958                                                          3,075
  Accrued dividends from preferred
    stock............                                          (600)                                                          (600)
  Unearned compensation, net...                                              140                                               140
  Gain on issuance of subsidiary's
    stock............                                         5,688                                                          5,688
                                     ------     ------     --------        -----        ---------         -----          ---------
Balance at December 31, 1997...     55,707       5,571      219,718          (94)        (213,028)          201             12,368
                                     ------     ------     --------        -----        ---------         -----          ---------
Comprehensive income (loss):
  Net loss...........                                                                     (93,283)                         (93,283)
  Foreign currency translation...                                                                          (252)              (252)
                                                                                                                         ---------
    Total comprehensive income
      (loss).........                                                                                                      (93,535)
                                                                                                                         ---------
  Issuance of common stock to
    employees under stock plans...  1,277          127        5,963                                                          6,090
  Issuance of common stock from
    conversion of warrants...       110             11          396                                                            407
  Unearned compensation, net...                                              (50)                                              (50)
  Accrued dividends from preferred
    stock............                                          (150)                                                          (150)
  Issuance of common stock from
    conversion of subordinated
    convertible notes...            8,219          822       80,058                                                         80,880
  Deferred finance costs from the
    conversion of subordinated
    convertible notes...                                     (1,582)                                                        (1,582)
                                     ------     ------     --------        -----        ---------         -----          ---------
Balance at December 31, 1998...     65,313       6,531      304,403         (144)        (306,311)          (51)             4,428
                                     ------     ------     --------        -----        ---------         -----          ---------
Comprehensive income (loss):
  Net loss...........                                                                    (183,059)                        (183,059)
  Foreign currency translation...                                                                          (406)              (406)
                                                                                                                         ---------
    Total comprehensive income
      (loss).........                                                                                                     (183,465)
                                                                                                                         ---------
  Issuance of common stock to
    employees under stock plans...  1,968          197       12,813                                                         13,010
  Unearned compensation, net...                                 129          (73)                                               56
  Compensation expense...                                       419                                                            419
  Issuance of common stock for
    purchase of intangible
    technology.......               200             20        7,930                                                          7,950
  Gain on issuance of subsidiary's
    stock............                                         1,897                                                          1,897
                                     ------     ------     --------        -----        ---------         -----          ---------
Balance at December 31, 1999...     67,481      $6,748     $327,591        $(217)       $(489,370)        $(457)         $(155,705)
                                     ======     ======     ========        =====        =========         =====          =========

   The accompanying notes are an integral part of the consolidated financial statements.

              SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, (IN THOUSANDS)                          1999        1998        1997
--------------------------------------                        ---------   ---------   ---------
Cash flows from operating activities:
  Net loss..................................................  $(183,059)  $ (93,283)  $ (26,123)
  Less: Net loss from discontinued operations (net of
    minority interests).....................................       (345)       (211)     (1,674)
                                                              ---------   ---------   ---------
  Net loss from continuing operations.......................   (182,714)    (93,072)    (24,449)
                                                              ---------   ---------   ---------
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      7,522       4,218       3,061
    Minority interests in subsidiaries......................     (1,438)       (534)       (428)
    Provision for bad debt..................................        165          --          --
    Equity in investee losses...............................      3,246       7,482       2,755
    Stock compensation......................................        419          --          --
    Loss on disposal of property and equipment..............          6         510          21
    Gain on sale of equity investee.........................         --          --     (30,069)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     (3,883)         --          --
    Inventories.............................................     (4,061)         --          --
    Other current assets....................................     (4,007)       (761)        110
    Other current liabilities...............................       (424)      1,154          --
    Accounts payable........................................     10,535       6,091         (20)
    Accrued expenses........................................     11,095      14,839       5,213
                                                              ---------   ---------   ---------
Net cash used in operating activities.......................   (163,539)    (60,073)    (43,806)
                                                              ---------   ---------   ---------
Cash flows from investing activities:
  Purchases of marketable securities........................   (478,517)   (366,953)    (60,961)
  Sales and maturities of marketable securities.............    406,456     172,660      71,285
  Purchase of intangible assets.............................    (10,000)         --          --
  Additions to property and equipment.......................     (6,968)     (6,920)     (2,253)
  Proceeds from sale of equipment...........................         --          14          --
  Investment in affiliate...................................     (3,000)         75      (4,046)
  Cash acquired in acquisition of BioSphere SA..............        283          --          --
  Net proceeds from sale of equity investee.................         --          --      30,625
  Proceeds from affiliate's repayment of long-term note.....         --          --       6,034
  Other assets..............................................      1,569         531         478
                                                              ---------   ---------   ---------
Net cash provided by (used in) investing activities.........    (90,177)   (200,593)     41,162
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Net proceeds from issuance of common stock................     13,010       5,955       3,203
  Proceeds from sale of convertible subordinated
    debentures..............................................         --     489,475          --
  Costs associated with sale of convertible subordinated
    debentures..............................................       (276)    (15,615)         --
  Repurchase of redeemable preferred stock..................         --      (6,850)         --
  Repayments of long-term debt capital leases and line of
    credit agreements.......................................     (4,090)       (919)       (433)
  Borrowings of long-term debt, capital leases and line of
    credit agreements.......................................         --       2,074         174
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................      8,644     474,120       2,944
                                                              ---------   ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (406)       (491)         --
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........   (245,478)    212,963         300
Net cash provided by discontinued operations................      9,643        (219)     (1,065)
Cash and cash equivalents at beginning of year..............    295,323      82,579      83,344
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $  59,488   $ 295,323   $  82,579
                                                              ---------   ---------   ---------
Supplemental schedule of cash flow information:
  Cash paid during the year for interest....................  $  33,014   $  12,070   $   5,980
Non cash activities:
  Common stock issued for intangible asset..................  $  (7,950)  $      --   $      --
  Capital lease obligations incurred........................  $      --   $     270   $      --
  Conversion of convertible subordinated debt (Note L)......  $      --   $  79,298   $      --
Acquisition of BioSphere Medical:
  Liabilities assumed.......................................  $  (1,493)  $      --   $      --
  Fair value of assets acquired.............................  $   1,493   $      --   $      --

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A--NATURE OF THE BUSINESS

Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Specifically, Sepracor is developing improved versions of top-selling drugs called ICE-TM- (Improved Chemical Entities) Pharmaceuticals. Sepracor is focusing on advancing its pharmaceutical programs and strengthening its patent positions for these ICE pharmaceuticals. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia. Sepracor's 64% owned subsidiary, BioSphere Medical Inc., with operations in France and the U.S., is committed to pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy medical devices. Sepracor's 27% owned subsidiary, HemaSure Inc., is dedicated to making blood safer through blood filtration devices. Sepracor also owns approximately 10% of Versicor Inc., which was formed to develop novel drug candidates principally for the treatment of infectious diseases.

Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: Consolidated financial statements include the accounts of Sepracor and all of its wholly and majority owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies which are 50% owned or less, and where Sepracor does not exercise control, are accounted for using the equity method. Versicor had been a consolidated entity until December 10, 1997, an equity subsidiary from December 1997 to April 1999, and as of May 1999 was accounted for under the cost method.

The Company accounts for the sale of subsidiary stock in different manners, depending on the life cycle of the entity. The Company offsets any gains or losses against additional paid-in capital for early development stage subsidiaries. For later stage subsidiaries, the Company records gains and losses as other income or expense.

Use of Estimates and Assumptions in the preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities,
(2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications in the preparation of Financial Statements: All references to share and per-share data for all periods presented have been adjusted to give effect for the two-for-one stock split announced on January 20, 2000 and distributed on February 25, 2000 to stockholders of record on February 1, 2000. Certain prior amounts have been reclassified to conform with current year presentation.

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

Cash and Cash Equivalents: All highly liquid debt instruments purchased with an initial purchase maturity of three months or less are classified as cash equivalents.

Marketable Securities: Marketable securities are classified as "available for sale". Marketable securities include government securities and corporate commercial paper, maturing in primarily less than a year, which can be readily purchased or sold using established markets. Marketable securities are stated at fair value. Net realized gains and losses on security transactions are determined on the specific identification cost basis. The market value of Sepracor's marketable securities at December 31, 1999 and 1998, was not materially different from cost.

Concentration of Credit Risk: The Company has no significant off balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents and marketable securities with high credit quality financial institutions.

Revenues from significant customers are as follows:

YEAR ENDED DECEMBER 31:                                         1999       1998       1997
-----------------------                                       --------   --------   --------
Customer A..................................................     15%        --         --
Customer B..................................................     11%        --         --
Customer C..................................................     16%        --         85%
Customer D..................................................     11%        --         --
Customer E..................................................     --         47%        --
Customer F..................................................     --         49%        --

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

Intangible and Other Assets: The excess of investment over net assets acquired is amortized using the straight-line method over 20 years. Sepracor capitalizes all significant costs associated with the successful filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debenture offerings are amortized over seven years. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $3,056,000 and $1,355,000 at December 31, 1999 and 1998, respectively. Long-lived assets are reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of goodwill and other long-lived assets at each reporting period based on the undiscounted projected cash flows of the related asset.

Revenue Recognition: Revenues from product sales are recognized when goods are shipped and are recorded net of applicable allowances for returns, rebates, and other applicable discounts and allowances. The reserve for product returns is currently derived by utilizing reports obtained from external, independent sources, which provide prescription data, wholesaler stocking levels and wholesaler sales to retail pharmacies. From this data the level of inventory remaining in the pipeline is estimated, and a reserve is applied. Non-refundable license fees, milestone payments and contract revenues are recognized when contract obligations are met. Deferred revenues represent progress payments received from customers pursuant to contract revenues not yet recorded.

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

Basic and Fully Diluted Net Loss Per Common Share: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the years ended December 31, 1999, 1998 and 1997, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period, because the effect of common stock equivalents would be anti-dilutive. Included in the years ended December 31, 1999, 1998 and 1997, basic net loss applicable to common shares is $0, $150,000 and $600,000 respectively, of dividends relating to series B redeemable exchangeable preferred stock. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 because they would have an anti-dilutive effect due to net losses for such periods. These securities include (i) options to purchase 10,940,000, 9,870,000 and 6,970,000 shares, of common stock with a purchase price of $0.75 to $59.13 per share, $0.75 to $42.38 per share, and $0.75 to $20.50 per share for the years ended December 31, 1999, 1998 and 1997 respectively; (ii) 12,805,000, 12,805,000 and 8,220,000 shares of common stock for issuance upon conversion of 6 1/4% subordinated convertible debentures due 2005 and 7% subordinated convertible debentures due 2005 for the years ended December 31, 1999 and 1998, and 7% subordinated convertible debentures due 2002 for the year ended December 31, 1997, and (iii) 625,000 shares of common stock for conversion of series B redeemable exchangeable preferred stock for the year ended December 31, 1997.

Other: In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company expects no immediate impact from SFAS No. 133 as it currently has no derivatives.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

C--SEPRACOR SUBSIDIARIES AND AFFILIATES

SUBSIDIARY

BioSphere has been a consolidated subsidiary of Sepracor since 1994 and as of December 31, 1999 Sepracor's ownership in BioSphere was 64%.

In May 1999, BioSphere sold a substantial portion of its business and assets to complete a transition from a chromatography and media company to a medical device company. (See Note I)

AFFILIATES

Versicor, established as a subsidiary of Sepracor in 1995, received private equity financing of approximately $22,000,000 in 1997. Sepracor exercised its conversion option on a loan agreement with Versicor which had an outstanding amount of $9,530,000. Versicor repaid the remaining $6,034,000 under the loans to Sepracor by the end of 1997. Sepracor recognized a gain of approximately $5,688,000 on the transaction which was recorded as an increase to additional paid-in-capital and began recording its investment in Versicor on the equity method of accounting.

In April 1999, Versicor completed various private equity transactions resulting in the issuance of preferred stock, and thereby reduced Sepracor's ownership in Versicor to approximately 18%. As a result of the transaction Sepracor recorded a gain of $1,077,000 which was recorded through additional paid-in-capital and began accounting for its investment in Versicor under the cost method. In October 1999, Versicor completed a private placement financing for approximately $40,000,000. Sepracor paid $1,000,000 to Versicor for Versicor preferred stock. As a result of this transaction, Sepracor's ownership of Versicor was approximately 10% at December 31, 1999.

HemaSure has been an equity investment of Sepracor since 1995. In 1998, Sepracor guaranteed a line of credit for HemaSure for $5,000,000. In February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and for warrants to purchase 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain of $820,000 which was recorded through additional paid-in-capital. As a result of this transaction, Sepracor's ownership of HemaSure was reduced to approximately 27%.

In March 1997, ChiRex Inc., a corporation that was a combination of Sterling Organics Limited and the chiral chemistry business of Sepracor, sold shares of common stock held by Sepracor. Sepracor received net proceeds of approximately $31,125,000 and recognized a gain of $30,069,000, which was recorded as other income.

D--CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash, cash equivalents and marketable securities consist of the following at December 31:

                                                                1999       1998
(IN THOUSANDS)                                                --------   --------
Cash & Cash Equivalents:
  Cash & money market funds.................................  $ 20,123   $ 14,279
  Corporate & Government commercial paper...................    39,365    281,044
                                                              --------   --------
Total cash & cash equivalents...............................  $ 59,488   $295,323

Marketable Securities:
  U.S. Government securities
    Due within 1 year.......................................  $ 47,897   $108,239
    Due within 1 to 2 years.................................        --         --
  Corporate commercial paper
    Due within 1 year.......................................   220,960     86,035
    Due within 1 to 2 years.................................     7,478     10,000
                                                              --------   --------
Total marketable securities.................................  $276,335   $204,274

There were no gross realized gains or losses on the sale of marketable securities for the years ended December 1999, 1998 and 1997.

E--FINANCIAL INSTRUMENTS

Financial instruments consist of the following at December 31:

                                         1999                           1998
                             ----------------------------   ----------------------------
                             CARRYING AMOUNT   FAIR VALUE   CARRYING AMOUNT   FAIR VALUE
(IN THOUSANDS)               ---------------   ----------   ---------------   ----------
6 1/4% Convertible Subordinated
  Debentures--due 2005.....      $189,475       $411,047        $189,475       $368,766

7% Convertible Subordinated
  Debentures--due 2005.....      $300,000       $319,125        $300,000       $300,000

The fair value of the 6 1/4% Debentures due 2005 is from a quoted market source in 1999 and 1998.

The fair value of the 7% Debentures due 2005 is from a quoted market source in 1999 and approximated its carrying amount at December 31, 1998.

F--ACCOUNTS RECEIVABLE

Sepracor's trade receivables in 1999 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts related to accounts receivable was $165,000 at December 31, 1999.

Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

YEAR ENDED DECEMBER 31:                                        1999       1998       1997
-----------------------                                      --------   --------   --------
Customer A.................................................    20%         --         --
Customer B.................................................    13%         --         --

G--INVENTORIES

Inventories consist of the following at December 31:

                                                                1999       1998
(IN THOUSANDS)                                                --------   --------
Raw materials...............................................   $1,785        --
Work in progress............................................      765        --
Finished goods..............................................    1,905        --
                                                               ------      ----
                                                               $4,455      $  0
                                                               ------      ----

H--PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

                                                             1999       1998
(IN THOUSANDS)                                             --------   --------
Land.....................................................  $     85   $    71
Building.................................................     2,918     2,528
Laboratory and manufacturing equipment...................    12,020     9,145
Office equipment.........................................    10,950     6,647
Leasehold improvements...................................     4,969     4,854
                                                           --------   -------
                                                             30,942    23,245
                                                           --------   -------
Accumulated depreciation and amortization................   (11,949)   (7,537)
                                                           --------   -------
                                                             18,993    15,708
Construction in progress.................................        10       800
                                                           --------   -------
                                                           $ 19,003   $16,508

Depreciation expense was $4,487,000, $2,952,000 and $2,446,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

I--DISCONTINUED OPERATIONS

On May 17, 1999, BioSphere sold substantially all of its assets and business, other than such assets and business relating to intracorporeal and "on-line" extracorporeal therapies or any autologous treatment, for approximately $11,000,000 in cash, and the assumption of certain liabilities. Upon the consummation of the sale, BioSepra Inc. changed its name to BioSphere Medical, Inc. BioSphere utilized a portion of the proceeds to pay approximately $880,000 of transaction costs, to repay approximately $2,000,000 of outstanding bank debt, and to repay approximately $143,000 due to Sepracor.

The net assets included in the sale had a net book value of approximately $10,500,000 on May 17, 1999, which was included in calculating a net loss for the sale of approximately $70,000. The operations, assets and liabilities of the business have been presented in accordance with Accounting Principles Board (APB) Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS in the accompanying financial statements. Accordingly, the operating results of the discontinued business for the year ended December 31, 1999, 1998 and 1997 have been segregated from the continuing operations and reported as a separate line item on the consolidated statements of operations. The consolidated balance sheets for December 31, 1998 and the consolidated statements of cash flows for December 31, 1998, and 1997 have also been restated to reflect the net assets of the sold business.

J--ACCRUED EXPENSES

Included in accrued expenses is $23,336,000 and $16,588,000 of accrued research and development expenses, $5,310,000 and $5,336,000 of accrued interest and $6,020,000 and $4,015,000 of accrued compensation as of December 1999 and 1998, respectively.

K--NOTES PAYABLE TO BANK AND LONG-TERM DEBT

Notes payable and long-term debt consist of the following at December 31:

                                                                1999       1998
(IN THOUSANDS)                                                --------   --------
Bank Line of Credit bearing interest at LIBOR plus 1.75% in
  1998......................................................   $   --    $ 2,000

Loan from Nova Scotia Business Development Corporation
  ("NSBDC") bearing interest at 9.25% until May 31, 2000 and thereafter at 9.5%, repayable in 120 consecutive monthly
  payments of $21 principal plus interest with a final
  payment of $20 in June 2005...............................       --      1,477

Loan from Atlantic Canada Opportunities Agency, non-interest bearing, repayable in 60 equal installments commencing
  March 15, 1998............................................      225        277

Government grant from Nova Scotia Department of Economic
  Development...............................................      854        812

Obligations under Capital Leases (See Note M)...............      177        279
                                                               ------    -------

                                                                1,256      4,845

Less current portion........................................     (120)    (2,410)
                                                               ------    -------

Total.......................................................   $1,136    $ 2,435

In December 1999, Sepracor amended its revolving credit agreement (the "Revolving Credit Agreement") with a commercial bank to provide for borrowing of up to an aggregate of $25,000,000, pursuant to which BioSphere may borrow up to $2,000,000. Interest is payable monthly in arrears at prime (8.5% at December 31, 1999) or the LIBOR rate (6.5% at December 31, 1999) plus 0.75%. All borrowings are collateralized by certain assets of the companies. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. Sepracor is a guarantor of any outstanding borrowings. Prior to this amendment, the agreement provided for borrowing of up to an aggregate of $10,000,000 pursuant to which BioSphere could borrow up to $3,000,000. At December 31, 1999 and 1998, there was $0 and $2,000,000, respectively, outstanding under this agreement.

In December 1997, Versicor entered into two term loans with a commercial bank. Sepracor entered into a put agreement with the commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor in the event of a default by Versicor under its loan agreement with the commercial bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor.

Sepracor guarantees the loan from NSBDC. The government grant received by Sepracor Canada Limited may be repayable if Sepracor Canada Limited fails to meet certain conditions of the agreement. The government assistance is recorded as debt and is amortized on the same basis as the depreciation of the related capital assets.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 2000--$69,000, 2001--$69,000, 2002--$69,000, 2003--$18,000, and 2004--$0.

L--CONVERTIBLE SUBORDINATED DEBENTURES

In 1995, Sepracor issued $80,880,000 of Convertible Subordinated Debentures due 2002 (the "1995 Debentures"). The 1995 Debentures bore interest at 7% payable semi-annually and were due on December 1, 2002. The 1995 Debentures were convertible into shares of Common Stock of the Company at $9.84 per share and were redeemable by the Company on December 1, 1998. As part of the sale of the 1995 Debentures, Sepracor incurred approximately $2,788,000 of offering costs. These costs were classified in other assets and were being amortized over the life of the 1995 Debentures, which was seven years.

On October 30, 1998, Sepracor called for the redemption of its 1995 Debentures aggregating $80,880,000 in principal amount. On December 1, 1998, immediately prior to the redemption, all $80,880,000 of the 1995 Debentures were converted into 8,219,512 shares of Sepracor Common Stock. As a result of the conversion, Sepracor wrote off $1,582,000 of deferred financing costs against stockholders' equity (additional paid-in capital).

In February 1998, Sepracor issued $189,475,000 of 6 1/4% Convertible Subordinated Debentures due 2005 (the "6 1/4% Debentures"). The 6 1/4% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $23.685 per share. The 6 1/4% Debentures bear interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures are redeemable by the Company on February 18, 2001. The Company may be required to repurchase the 6 1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs which were recorded as other assets and are being amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs were $183,370,000.

On December 10, 1998, Sepracor issued $300,000,000 in aggregate principal amount of 7% Convertible Subordinated Debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $62.438 per share. The 7% Debentures bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures are redeemable by the Company on December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures, Sepracor recorded approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were $290,081,000.

M--COMMITMENTS AND CONTINGENCIES

Sepracor, BioSphere and HemaSure together have available an equipment leasing arrangement that provides for a total of up to $2,000,000 to Sepracor and its subsidiaries for the purpose of financing capital equipment in the United States. All outstanding amounts are collateralized by the assets so financed and are guaranteed by Sepracor. There was $0 and $127,000 outstanding under this agreement at December 31, 1999 and 1998, respectively. Sepracor was also the guarantor of $20,000 and $193,000 of HemaSure amounts outstanding at December 31, 1999 and 1998, respectively.

Future minimum lease payments under all noncancelable leases in effect at December 31, 1999, are as follows (in thousands):

YEAR                                              OPERATING LEASES   CAPITAL LEASES
----                                              ----------------   --------------
2000............................................       $1,176            $   54
2001............................................          891                54
2002............................................          922                54
2003............................................          967                50
2004............................................          970                --
Thereafter......................................        2,021                --
                                                       ------            ------
Total minimum lease payments....................       $6,947               212
Less amount representing interest...............                            (35)
                                                                         ------
Present value of minimum lease payments.........                         $  177

Future minimum lease payments under operating leases relate primarily to Sepracor's and BioSphere's principal office, laboratory and production facilities. The lease terms provide options to extend the leases. The leases require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $1,683,000, $1,444,000 and $1,687,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

At December 31, 1999, Sepracor has an accrual relating to the guarantee of a $5,000,000 HemaSure line of credit. The initial principal payment on this line of credit is due in August 2000. Interest on the line of credit accrues at 1/2% above the prime lending rate. Sepracor would be obligated to make payment of $5,000,000 plus accrued interest in the event that HemaSure defaulted on the line of credit. At December 31, 1999, HemaSure was not in default of the line of credit.

N--LITIGATION

On February 12, 1999, the Federal Trade Commission (the "FTC") issued a request for additional information or documentary materials relating to the Company's exclusive license agreement with Lilly relating to (R)-fluoxetine. The purpose of the request was to investigate whether or not the Lilly Agreement constitutes a violation of Section 5 of the Federal Trade Commission Act or Section 7 of the Clayton Act. The Company is in the process of responding to the request. At the conclusion of its investigation, the FTC could institute proceedings seeking to modify the Lilly Agreement or to prevent it from becoming effective. While the Company believes that the Lilly Agreement does not constitute a violation of the above-mentioned laws, the Company is unable to predict the outcome of the proceeding.

An interference declared on June 30, 1999 between Sepracor and RPR relating to (+)-zopiclone was dissolved by Sepracor's agreement with RPR on October 7, 1999, under which RPR's involved patent application was assigned to Sepracor.

All legal proceedings between Sepracor and HMRI relating to fexofenadine, including foreign litigation and the interference between Sepracor and HMRI, have been settled by Sepracor's agreement with HMRI of September 1, 1999. (See Note R)

HemaSure is a defendant in a lawsuit brought by Pall Corporation ("Pall") regarding its LeukoNet System, which is no longer made or sold by HemaSure. In a complaint filed in November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet System infringed upon two patents held by Pall. Pall dropped its allegations concerning infringement of one of the patents and alleges only that HemaSure's LeukoNet System infringed U.S. Patent
No. 4,952,572 (the "'572 Patent").

With respect to the allegations concerning the '572 Patent, HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patent. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 Patent. Pall has amended its complaint to add Lydall, Inc. ("Lydall"), whose subsidiary supplied filter media for the LeukoNet product, as a co-defendant. HemaSure has filed for summary judgment of noninfringement, and Pall has cross-filed for summary judgment of infringement at the same time. Lydall supported HemaSure's motion for summary judgment of noninfringement, and has filed a motion for summary judgment that the asserted claims of the '572 Patent are invalid as a matter of law. Discovery has been completed in the action. The court has not acted on the summary judgment motions.

On April 5, 1999, HemaSure and Gambro BCT, Inc. ("Gambro BCT") filed a complaint for declaratory relief against Pall in the U.S. District Court of Colorado. HemaSure and Gambro BCT seek declaratory relief that the '572 Patent and Pall's U.S. Patent No's. 5,451,321, 5,229,012, 5,344,561,
5,501,795 and 5,863,436 are invalid and not infringed by HemaSure's r\LS filter and methods of using the r\LS filter. Pall moved to dismiss or transfer to the Eastern District of New York or, in the alternative, to stay this action. HemaSure and Gambro opposed Pall's motion. On July 16, 1999, the United States District Court of Colorado denied Pall's motion to transfer or, in the alternative, to stay the action, and the action is proceeding. On September 30, 1999, the Court denied Pall's motion to dismiss the action and the case is proceeding. On October 20, 1999, Pall submitted a counterclaim alleging that HemaSure's r/LS System infringes its '572 patent and that HemaSure and Gambro BCT tortiously interfered and unfairly competed with Pall's business.

On April 23, 1999, Pall filed a complaint against HemaSure and Gambro BCT in the U.S. District Court of the Eastern District of New York alleging that HemaSure's r\LS filter infringes Pall's '572 Patent, and tortiously interfered and unfairly competed with Pall's business. On May 19, 1999, Pall filed an amended complaint adding Sepracor, Gambro, Inc. and Gambro, A.B., a Swedish company, of which Gambro Inc. is a business unit, as defendants. Sepracor, HemaSure and Gambro BCT have moved to dismiss, transfer, or stay the action, and Pall has opposed the motion. There has been no decision on the motion.

A prior lawsuit brought by Pall in February 1996 has concluded. In June 1999, the U.S. Court of Appeals for the Federal Circuit determined that the LeukoNet System did not infringe claim 39 of U.S. Patent No. 5,451,321 and Pall has not appealed that decision.

HemaSure has engaged patent counsel to investigate the pending litigations. HemaSure believes, based upon its review of these matters, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the LeukoNet System and the r\LS System does not infringe any valid enforceable claim of the Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigation, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's financial condition and future business and operations, including the possibility of significant damages in the litigations and an injunction against the sale of the r/LS System if HemaSure does not prevail in the litigations.

Sepracor believes, based on advice of its legal counsel, that a properly informed court should conclude that Pall's suit against Sepracor should be dismissed. However, there can be no assurance that this suit will be dismissed or that Sepracor will prevail in the pending litigation.

In January 1997, HemaSure entered into a Restructuring Agreement of the debt related to HemaSure's acquisition of Novo Nordisk A/S's plasma products unit. In January 1998, HemaSure elected to convert all indebtedness under the approximately $11,700,000 promissory note which was issued to Novo Nordisk A/S in connection with the Restructuring Agreement into common stock at a conversion price of $10.50 per share, or 827,375 shares. HemaSure also elected to treat as forgiven $3,000,000 in principal amount of the note, pursuant to the terms of the note. Novo Nordisk A/S has contested the conversion of the note, including the forgiveness of the $3,000,000 amount. This dispute, with or without merit, could be time-consuming and expensive to litigate or settle if brought into a court of law, and could divert management attention from administering HemaSure's core business. If Novo Nordisk A/S succeeds on its dispute and HemaSure is deemed to have wrongfully converted the original note, then the 827,375 shares of common stock issued to Novo Nordisk A/S may no longer be outstanding and HemaSure may be obligated to repay certain indebtedness under the original note.

O--STOCKHOLDERS' EQUITY (DEFICIT)

On January 20, 2000, the Company announced that its Board of Directors approved a two-for-one stock split. The stock split was paid as a 100% stock dividend on February 25, 2000 to stockholders of record on February 1, 2000. All share data and stock prices have been adjusted to reflect the stock split for all periods presented.

In May 1999, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation increasing from 80,000,000 to 140,000,000 the number of authorized shares of common stock.

In August 1999, Sepracor paid Georgetown University $10,000,000 in cash and issued 200,000 shares of Sepracor Common Stock to obtain all rights, title and interest held by Georgetown relating to terfenadine carboxylate, norastemizole, intraconazole enantiomers and ketoconazole enantiomers. The intellectual property rights purchased from Georgetown are being amortized over a ten year period.

In 1998, Sepracor and Beckman terminated their stock purchase agreement under which Beckman acquired 625,000 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends totalling $6,850,000.

Sepracor has recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 1999, 1998 and 1997.

                                                             1999       1998       1997
                                                           --------   --------   --------
                                                                   (IN THOUSANDS)
UNEARNED COMPENSATION:
---------------------------------------------------------
Balance at January 1,....................................   $(144)     $ (94)     $(234)
Stock option grants......................................    (129)      (172)        --
Stock option adjustments.................................      --         94        107
Amortization expense.....................................      56         28         33
                                                             ----       ----       ----
Balance at December 31,..................................   $(217)     $(144)     $ (94)
                                                             ----       ----       ----

P--STOCK PLANS AND WARRANTS

Stock Plans: The Company has stock-based compensation plans, which are described below. The Company records the issuance of stock options using APB Opinion 25 and related interpretations in accounting for its plans. However, had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net loss and basic and diluted loss per share for the years ended December 31, 1999, 1998, and 1997 would have been increased to the pro forma amounts indicated in the following table:

                                                1999                       1998                      1997
                                      ------------------------   ------------------------   -----------------------
                                                   BASIC AND                  BASIC AND                 BASIC AND
                                         NET      DILUTED LOSS      NET      DILUTED LOSS     NET      DILUTED LOSS
(IN THOUSANDS, EXCEPT LOSS PER SHARE  LOSS (1)     PER SHARE     LOSS (1)     PER SHARE     LOSS (1)    PER SHARE
AMOUNTS)                              ---------   ------------   ---------   ------------   --------   ------------
As reported....................       $(183,059)     $(2.77)     $ (93,433)     $(1.62)     $(26,723)     $(0.48)

Pro forma......................       $(213,279)     $(3.23)     $(105,229)     $(1.82)     $(30,745)     $(0.56)

------------------------

(1) Net loss represents net loss applicable to common shares.

The effects of applying the fair value of stock based compensation in this pro forma disclosure are not indicative of future amounts, since the valuation of stock options granted was initiated in 1995 and additional awards in future years are not anticipated.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 6 years, expected volatility of 55%, a risk-free interest rate of 4.6% to 5.7% and no dividends in 1999, and an expected life of 6 years, expected volatility of 50%, a risk-free interest rate of 4.5% to 5.7% and no dividends in 1998, and an expected life of 7 years, expected volatility of 60%, a risk-free interest rate of 5.0% to 7.8% and no dividends in 1997.

The 1991 Restated Stock Option Plan (the "1991 Plan") provides for the granting of Incentive Stock Options ("ISOs") to officers and key employees of Sepracor and nonstatutory stock options ("NSOs") to officers, key employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over five years. In 1998, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of common stock which may be granted to 15,000,000. In 1999, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of common stock which may be granted to 18,000,000.

The 1991 Directors Stock Option Plan (the "1991 Directors Plan") provides for the granting of NSOs to directors of Sepracor who are not officers or employees of Sepracor. The options granted under the 1991 Directors Plan have a maximum term of ten years from date of grant and have an exercise price of not less than the fair market value of the stock on the date of grant and vest over five years. In May 1998, the stockholders approved an amendment to the 1991 Directors Plan increasing the number of shares of common stock which may be granted to 1,000,000.

In 1997, the stockholders approved the Company's 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan permits the Company to grant ISOs and NSOs to purchase up to 1,000,000 shares of Common Stock to employees and consultants of the Company. Executive officers are not entitled to receive stock options under the 1997 Plan. ISOs and NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and vest over five years. ISOs may not be granted at an exercise price less than fair market value.

In May 1999, the stockholders approved the 1999 Director Stock Option Plan (the "1999 Director Plan"). The 1999 Directors Plan permits the Company to grant NSOs to purchase 1,800,000 shares of Common Stock to non-employee directors of the Company. Options granted under the 1999 Director Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over a period of one to five years.

The following tables summarize information about stock options outstanding at December 31, 1999: (in thousands, except for per share amounts and contractual life)

                           OPTIONS OUTSTANDING
--------------------------------------------------------------------------        OPTIONS EXERCISABLE
                                       WEIGHTED-AVERAGE                      ------------------------------
RANGE OF EXERCISE PRICE    NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
       PER SHARE         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------------  -----------   ----------------   ----------------   -----------   ----------------
 $0.75- 3.00                   435            4.6              $ 2.79             278           $ 2.73
  3.18- 7.07                   589            5.3                5.17             247             4.32
  7.31-12.07                 1,717            6.2                8.02           1,158             7.85
 12.12-12.38                 1,005            7.5               12.14             132            12.14
 18.00-24.32                 3,059            8.4               19.67             310            22.10
 31.13-31.13                   291            8.7               31.13              43            31.13
 35.43-42.38                 2,078            9.4               38.13             105            42.38
 46.33-46.33                   394            9.9               46.33              --               --
 50.50-50.50                    92            9.3               50.50              --               --
 59.13-59.13                 1,280            9.1               59.13               2            59.13
                            ------           ----              ------           -----           ------
 $0.75-59.13                10,940            8.0              $25.37           2,275           $11.04
                            ------           ----              ------           -----           ------

                                                   1999                       1998                       1997
                                         ------------------------   ------------------------   ------------------------
                                                    AVERAGE PRICE              AVERAGE PRICE              AVERAGE PRICE
                                          NUMBER      PER SHARE      NUMBER      PER SHARE      NUMBER      PER SHARE
                                         --------   -------------   --------   -------------   --------   -------------
Balance at January 1...................    9,870       $14.65         6,970       $ 6.58        6,554        $ 4.78
Granted................................    3,251        47.16         4,305        24.48        1,514         12.05
Exercised..............................   (1,920)        6.11        (1,243)        3.99         (866)         3.00
Cancelled..............................     (261)       33.99          (162)       11.30         (232)         4.92
                                          ------       ------        ------       ------        -----        ------
Balance at December 31.................   10,940       $25.37         9,870       $14.65        6,970        $ 6.58
                                          ------       ------        ------       ------        -----        ------
Options exercisable at December 31.....    2,275                      2,386                     2,480
Weighted-average fair value of options
  granted during the year..............   $28.86                     $13.33                     $7.94

There were 3,646,000 options available for future grant as of December 31, 1999.

In 1996, the stockholders approved the 1996 Employee Stock Purchase Plan (the "1996 ESPP"). Under the 1996 ESPP, an aggregate of 240,000 shares of Common Stock may be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased 48,000, 34,000, and 63,000 shares for a total of $1,284,000, $583,000 and $556,000, during the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, there were 92,000 shares of authorized but unissued Common Stock reserved for future issuance under the 1996 ESPP.

In 1998, the stockholders approved the 1998 Employee Stock Purchase Plan (the "1998 ESPP"). Under the 1998 ESPP, an aggregate of 600,000 shares of Common Stock may be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. At December 31, 1999, no shares had been issued and there were 600,000 shares of authorized but unissued Common Stock reserved for future issuance under the 1998 ESPP.

Stock Warrants: Sepracor received $407,000 from the exercise of warrants to purchase 110,418 shares of Common Stock in 1998. At December 31, 1999 there were no outstanding warrants.

Q--INCOME TAXES

Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 1999, 1998 and 1997. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance in 1999, approximately $3,700,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

At December 31, 1999, Sepracor had federal and state tax NOL carryforwards of approximately $281,000,000 and $182,000,000, which both begin to expire in 2000. Approximately, $300,000 of federal NOLs expired in 1999. Approximately $8,000,000 and $15,000,000 of state NOLs expired in 1999 and 1998, respectively. Based upon the Internal Revenue Code and changes in company ownership, utilization of the NOL will be subject to an annual limitation. Sepracor also has a NOL from its operation in Canada of approximately $3,800,000, which may be carried forward indefinitely. At December 31, 1999, Sepracor had federal and state research and experimentation credit carryforwards of approximately $10,000,000 and $10,000,000, respectively, which begin to expire in 2000 and in 2006. Approximately, $3,000 of federal research and experimentation credit carryforwards expired in 1999. Sepracor also had Canadian research and experimentation credits of $1,500,000 which begin to expire in 2004. At
December 31, 1999, Sepracor had state investment tax credit carryforwards of approximately $320,000, which begin to expire in 2000. Approximately, $30,000 of state investment tax credit carryforwards expired in 1999.

The components of Sepracor's net deferred taxes were as follows at December 31:

                                                           1999       1998
(IN THOUSANDS)                                           --------   ---------
Assets
  NOL carryforwards....................................  $116,253   $  70,066
  Reserves.............................................       986         135
  Tax credit carryforward..............................    23,159      12,243
  Patent...............................................       808         547
  Accrued expenses.....................................    11,425       8,756
  Research and development capitalization..............    58,607      20,730
  Equity in loss of investees..........................     8,436      10,596
  Property and equipment...............................       675         296
  Other................................................       719         773
Liabilities
  Basis difference of subsidiaries.....................   (13,628)    (13,628)
Valuation allowance....................................  (207,440)   (110,514)
                                                         --------   ---------
Net deferred taxes.....................................  $     --   $      --
                                                         --------   ---------

R--AGREEMENTS

In 1993, Sepracor licensed to Marion Merrell Dow, which became Hoechst Marion Roussel Inc. and is now Aventis (referred to herein as "HMRI"), its U.S. patent application covering the use of terfenadine carboxylate (also known as fexofenadine), a metabolite of terfenadine, marketed by HMRI as Seldane-Registered Trademark- (the "HMRI Agreement"). The HMRI Agreement called for future license fees of up to $3,750,000 subject to certain other milestones, and royalties on sales, if and when they occur. In 1997, Sepracor received and recognized as revenue the first milestone payment of $1,875,000 and recorded $469,000 in sub-license expense payable to a third party for the year ended December 31, 1997. In March 1998, Sepracor received $1,875,000 from HMRI as the final milestone payment. As a result of the patent interference issue raised by the PTO, Sepracor deferred recognition of these revenues, pending the outcome of the patent interference.

In December 1997, Sepracor signed a license agreement with Schering-Plough Corporation ("Schering") giving Schering exclusive worldwide rights to Sepracor's patents covering descarboethoxyloratadine, an active metabolite of loratadine that in preclinical studies has shown the potential for greater potency. Under the agreement, Schering paid Sepracor an initial license fee of $5,000,000 in January 1998. The agreement includes royalties on DCL sales, if any, beginning at product launch. The royalty rate paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones.

In February 1998, Sepracor signed a collaboration and license agreement with Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine (the "Norastemizole Agreement"). Under the terms of the Norastemizole Agreement, the companies were to jointly fund the development of norastemizole, and Janssen had an option to acquire certain rights regarding the product in the U.S. and abroad. On May 14, 1999, Sepracor announced that Janssen elected not to exercise its option to co-promote norastemizole under the Norastemizole Agreement. Sepracor will continue to fund clinical development and marketing of the drug, which is currently in Phase III clinical trials. Under the terms of the Norastemizole Agreement, Sepracor has worldwide rights to all Johnson & Johnson intellectual property covering norastemizole, including the right to reference data from the astemizole New Drug Application, for manufacture, development, and marketing of prescription norastemizole products. In exchange, Johnson & Johnson will receive a royalty on Sepracor's product sales, if any.

In July 1998, Sepracor signed a second license agreement with Janssen (the "Janssen Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering norcisapride, an isomer of the active metabolite of Propulsid-Registered Trademark-. Under the terms of the Janssen Norcisapride Agreement, Sepracor has exclusively licensed its norcisapride rights to Janssen, which expects to develop and market the norcisapride product worldwide. Under the Janssen Norcisapride Agreement, Janssen would pay Sepracor royalties on norcisapride sales, if any, beginning at first product launch. Royalty rates paid to Sepracor will escalate upon the achievement of sales volume milestones.

In December 1998, Sepracor signed a license agreement (the "Lilly Agreement") with Eli Lilly and Company giving Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, which is a modified form of an active ingredient found in Prozac-Registered Trademark-. Under the terms of the Lilly Agreement, and subject to approval under the HSR Act, Sepracor will receive an initial milestone payment and license fee of $20,000,000 which will be recorded as revenues in accordance with the terms of the Agreement. Additional milestone payments of up to $70,000,000 will be made based on the progression of (R)- fluoxetine through development. In addition, Sepracor will receive royalties on
(R)-fluoxetine worldwide sales, if any, beginning at product launch. Under the HSR Act, Sepracor has received a request from the

Federal Trade Commission for additional information in connection with the Lilly Agreement and is in the process of responding to the request. (See Note N)

On June 1, 1999, Sepracor announced a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of ZYRTEC (racemic cetirizine). Under the terms of the agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications regarding levocetirizine in Europe and all other countries, except the United States and Japan. UCB will begin to pay Sepracor royalties upon first product sales, if any, and royalties will escalate upon achievement of sales volume milestones.

On September 1, 1999, HMRI, and Sepracor amended the HMRI Agreement that was entered into in June 1993, to settle all patent issues with respect to fexofenadine, marketed by HMRI as Allegra. Under the terms of a U.S. agreement, Sepracor and HMRI have settled an ongoing arbitrated patent interference involving their U.S. patent properties, and HMRI now owns the Sepracor patent properties with respect to fexofenadine. HMRI also obtained an exclusive license to various other Sepracor U.S. patent applications related to fexofenadine. Sepracor will receive royalties on fexofenadine sales, if any, in the U.S. upon expiration of HMRI's composition of matter patent in mid-February 2001. Under the terms of a separate ex-U.S. agreement, HMRI obtained an exclusive license to Sepracor's patents that had been subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the U.S. Sepracor is entitled to royalties on fexofenadine product sales effective
March 1, 1999 in countries where Sepracor has patents, related to fexofenodine. For the year ended December 31, 1999, the Company received approximately $1,746,000 in royalty payments. In October 1999, upon effectiveness of the amended HMRI Agreement, Sepracor also recognized the $1,875,000 milestone payment that had previously been deferred.

On October 7, 1999, Sepracor announced that it had entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis) ("RPR"), under which Sepracor has exclusively licensed RPR's preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell (+)-zopiclone in the U.S. RPR will assign all U.S. patent applications relating to (+)-zopiclone to Sepracor. Pursuant to the agreement, RPR retained the right under the licensed data package to manufacture (+)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor has paid a $5,000,000 license fee to RPR and will pay a royalty to RPR on (+)-zopiclone product sales, if any, in the U.S. Sepracor may also be required to pay RPR milestone payments.

S--EMPLOYEES' SAVINGS PLAN

Sepracor has a 401K savings plan (the "401K Plan") for all domestic employees. Under the provisions of the 401K Plan, employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 1999, 1998 and 1997. Sepracor incurred expenses of $337,000, $177,000 and $119,000 in 1999, 1998 and 1997, respectively, as its matching contribution.

T--BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

For "Disclosures about Segments of an Enterprise and Related Information" segments represent the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments.

Sepracor previously considered and reported BioSphere and equity investments in HemaSure, Versicor and ChiRex as its business segments. However, in 1999, BioSphere revenues were approximately 10% of the consolidated revenues and BioSphere assets were under 2% of consolidated assets. As a result of BioSphere's revenues and assets representing an immaterial amount of Sepracor's total assets and revenues and as a results of the reduction in equity investments, Sepracor senior management does not make operating decisions or review operating results based on the segments reported in the prior year. Sepracor now operates as a single segment and has therefore not provided prior year disclosures. Financial information by geographic area is presented below.

GEOGRAPHIC AREA DATA:
(IN THOUSANDS)                                                  1999       1998       1997
--------------                                                --------   --------   --------
Revenues
United States:
Unaffiliated customers......................................  $20,393    $10,209    $ 2,195

Europe:
Unaffiliated customers......................................  $ 2,266         --         --
                                                              -------    -------    -------
Total revenues..............................................  $22,659    $10,209    $ 2,195
                                                              =======    =======    =======
Long-lived assets:
United States...............................................  $49,439    $29,379    $15,960
Europe......................................................      251         --         --
Canada......................................................    6,905      6,655      6,138
                                                              -------    -------    -------
Total long-lived assets.....................................  $56,595    $36,034    $22,098
                                                              =======    =======    =======

Sepracor had no export sales to the Far East for the years ended December 31, 1999, 1998 and 1997. Revenues are attributed to geographic locations based on the selling location.

U--QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

                                                            FOR THE QUARTER ENDED
                                             ----------------------------------------------------
                                             MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,
                                               1999        1999          1999            1999
(IN THOUSANDS, EXCEPT PER SHARE DATA)        ---------   ---------   -------------   ------------
Net revenues..............................   $   2,724 (2) $   5,014   $   2,483       $  12,438
Gross profit..............................       2,558 (2)     3,859       1,577           9,746
Net loss applicable to common shares......     (30,324)    (36,603)      (55,749)        (60,384)
Loss per share: basic and fully diluted
  (1).....................................        (.46)       (.56)         (.84)           (.90)

                                                            FOR THE QUARTER ENDED
                                             ----------------------------------------------------
                                             MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,
                                               1998        1998          1998            1998
                                             ---------   ---------   -------------   ------------
Net revenues..............................   $   6,889 (3) $     595 (4)   $   1,471 (5)   $   1,254 (6)
Gross profit..............................       6,439 (3)       554 (4)       1,430 (5)       1,211 (6)
Net loss applicable to common shares......     (11,868)    (17,584)      (29,628)        (34,353)
Loss per share: basic and fully diluted
  (1).....................................        (.21)       (.31)         (.52)           (.55)

------------------------

(1) All per share amounts have been adjusted for the two-for-one stock split of the Company's Common Stock distributed on February 25, 2000 to stockholders of record on February 1, 2000.

(2) Net revenues were $5,082 and gross profit was $3,899 prior to restatement for BioSphere discontinued operations.

(3) Net revenues were $8,879 and gross profit was $7,497 prior to restatement for BioSphere discontinued operations.

(4) Net revenues were $2,238 and gross profit was $1,209 prior to restatement for BioSphere discontinued operations.

(5) Net revenues were $2,656 and gross profit was $1,694 prior to restatement for BioSphere discontinued operations.

(6) Net revenues were $3,633 and gross profit was $2,402 prior to restatement for BioSphere discontinued operations.

V--SUBSEQUENT EVENTS

On January 20, 2000, the Company announced that its Board of Directors approved a two-for-one stock split. On February 25, 2000, stockholders received one additional share for every share they owned as of the close of business on the record date of February 1, 2000.

On February 14, 2000, the Company issued $400,000,000 in principal amount of 5% Convertible Subordinated Debentures due 2007 (the "5% Debentures"). The 5% Debentures have an annual interest of 5% and will be convertible 90 days after issuance into Sepracor Common Stock at $92.38 per share. On March 9, 2000, the Company issued an additional $60,000,000 of 5% Debentures pursuant to an over-allotment option granted to the initial purchaser of the 5% Debentures. The Company intends to use the proceeds from the sale of the 5% Debentures for its ongoing preclinical and clinical trials, expansion of sales and marketing capabilities, funding of other research and development programs, working capital and other general corporate purposes.

In February 2000, the Company converted $96,424,000 of 6 1/4% Convertible Subordinated Debentures Due 2005. Costs related to the conversion of the 6 1/4% Debentures, including pre-paid interest, premiums and other costs, was approximately $7,497,000.

On February 4, 2000, BioSphere announced that it had completed a $5,900,000 private placement of common stock and warrants. Investors purchased 653,887 shares of BioSphere common stock and warrants to purchase 163,468 shares of common stock. As a result of this transaction, Sepracor's ownership of BioSphere decreased from 64% to 59% as of December 31, 1999.

On March 3, 2000, HemaSure announced that it had completed a $28,000,000 private placement of common stock. As a result of this transaction, Sepracor's ownership of HemaSure decreased from 27% to 22% as of December 31, 1999.

Annual Meeting Information

The Annual Meeting of Shareholders will be held at 9:00 a.m. on May 24, 2000 at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

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

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer, Sepracor Inc.

Digby W. Barrios
Former President and CEO, Boehringer Ingelheim Corporation

Robert J. Cresci
Managing Director, Pecks Management Partners Ltd.

Keith Mansford, Ph.D.
Former Chairman, R&D, SmithKline Beecham plc

James F. Mrazek
Former Vice President and General Manager, Healthcare Division of Johnson & Johnson Products Inc.

Alan A. Steigrod
Former Executive Vice President, Glaxo Holdings plc

Officers

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer

William J. O'Shea
President and Chief Operating Officer

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

Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs & Chief Patent Counsel

Robert F. Scumaci
Senior Vice President, Finance & Administration, and Treasurer

Stephen A. Wald
Vice President, Chemical R&D

[PHOTO OF EXECUTIVES WITH CAPTION BELOW]

Sepracor ICE and Xopenex are registered trademarks of Sepracor Inc. HemaSure and LeukoNet are trademarks of HemaSure Inc. BioSphere and Embosphere are trademarks of BioSphere. Zyrtec is a registered trademark of UCB, Societe Anonyme. Ventolin, Zofran and Imitrex are registered trademarks of Glaxo Group Limited. Proventil and Claritin are registered trademarks of Schering Corporation. Foradil is a registered trademark of Ciba-Geigy Corporation. Atock is a trademark of Yamanouchi, Inc. Hismanal is a registered trademark of Janssen Pharmaceutica N.V. Seldane is a registered trademark of Merrell Dow Pharmaceuticals, Inc. Ditropan is a registered trademark of Marion Laboratories, Inc. Allegra is a registered trademark of Merrell Pharmaceuticals. Cardura is a registered trademark of Pfizer Inc. Prozac is a registered trademark of Eli Lilly and Company. Propulsid is a registered trademark of Johnson & Johnson. Prevacid is a registered trademark of TAP Pharmaceuticals Inc. Imovane is a registered trademark of Rhone-Poulenc Rover S.A. Meridia is a registered trademark of Knoll Pharmaceutical Company. Zyban is a trademark of Glaxo Group Limited. Pantozol is a trademark of Byk Gulden Lomberg Chemische Fabrik GMBH.