Form 10-K/A, Exhibit 13
period 1999-12-31
SEPRACOR INC /DE/
filed 2000-04-18
CIK 877357

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

Research and development expenses were $122,400,000, $61,797,000 and $41,230,000 in 1999, 1998 and 1997, respectively. The increase in 1999 from 1998 is primarily due to increased spending on preclinical and clinical trials in Sepracor's pharmaceutical programs, including a major phase IIb/III study for (S)-oxybutynin; several major trials for Norastemizole, including a pivotal chronic safety study and two Phase III seasonal allergic rhinitis studies; a Phase II study for (R,R)-formoterol; several trials for Levalbuterol, including a Phase III pediatric study for the nebulizer formulation of Xopenex, two Phase II studies for the metered dose inhaler formulation of Levalbuterol as well as accelerated spending on formulation development for the metered dose inhaler. In 1999, preclinical and clinical development programs were accelerated for several other pharmaceutical products candidates. As a result, in 1999 Sepracor filed INDs for (+)-didesmethylsibutrimine, (S)-doxazosin and (+)-zopiclone. In addition to the preclinical activities, two Phase I studies were initiated for (+)-zopiclone. Sepracor also incurred costs in 1999 for the initial payment to RPR in consideration for the exclusive U.S. license granted under the Zopiclone Agreement. The increase in 1998 from 1997 was primarily due to an increase in spending on preclinical and clinical trials in Sepracor's pharmaceutical programs, including two major Phase III norastemizole trials, a fall seasonal allergic rhinitis study and a controlled allergen challenge study; a Phase II pediatric study for the syrup formulation of Xopenex(TM); a Phase II study for (R,R)-formoterol; and a Phase I clinical trial for
(R)-fluoxetine. These increases were partially offset by the fact that Sepracor no longer consolidated Versicor results in 1998, while 1997 results included approximately $5,073,000 of research and development costs attributable to Versicor.

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