Form 10-K, Exhibit 13
period 2000-12-31
SEPRACOR INC /DE/
filed 2001-03-28
CIK 877357

                                 SEPRACOR INC.

                            SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 2000        1999        1998       1997       1996
--------------------------------------------------  ---------   ---------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales...................................  $  57,160   $  16,383   $    155   $    117   $    482
  License fees and royalties......................     22,573       3,886      5,293      2,078        333
  Collaborative research and development..........      3,573       2,390      4,761         --         25
  Other...........................................      1,939          --         --         --         --
                                                    ---------   ---------   --------   --------   --------
Total revenues....................................     85,245      22,659     10,209      2,195        840
                                                    ---------   ---------   --------   --------   --------
Costs and expenses:
  Cost of revenue.................................     14,334       4,919        575        541        521
  Research and development........................    170,759     122,400     61,797     41,230     33,540
  Selling, general and administrative and patent
    costs.........................................     98,398      65,336     30,123     12,609     11,079
                                                    ---------   ---------   --------   --------   --------
Total costs and expenses..........................    283,491     192,655     92,495     54,380     45,140
                                                    ---------   ---------   --------   --------   --------
Loss from operations..............................   (198,246)   (169,996)   (82,286)   (52,185)   (44,300)
                                                    ---------   ---------   --------   --------   --------
Other income (expense):
  Equity in investee gains (losses)(1)............      3,501      (3,246)    (7,482)    (2,755)   (17,539)
  Interest income.................................     41,919      21,896     13,191      5,639      6,564
  Interest expense................................    (47,760)    (33,078)   (16,969)    (5,976)    (6,140)
  Gain on sale of ChiRex Inc......................         --          --         --     30,069         --
  Other(2)........................................     (7,051)        272        (60)       331         (3)
                                                    ---------   ---------   --------   --------   --------
Net loss before minority interests................   (207,637)   (184,152)   (93,606)   (24,877)   (61,418)
Minority interests in subsidiary..................      3,620       1,438        534        428      1,030
                                                    ---------   ---------   --------   --------   --------
Net loss from continuing operations...............   (204,017)   (182,714)   (93,072)   (24,449)   (60,388)
Discontinued operations:
Income (loss) from discontinued operations (net of
  minority interests)(3)..........................         --        (345)      (211)    (1,674)       278
                                                    ---------   ---------   --------   --------   --------
Net loss..........................................  $(204,017)  $(183,059)  $(93,283)  $(26,123)  $(60,110)
                                                    ---------   ---------   --------   --------   --------
Net loss applicable to common shares(4)...........  $(204,017)  $(183,059)  $(93,433)  $(26,723)  $(60,710)
                                                    ---------   ---------   --------   --------   --------
Basic and diluted net loss per common share from
  continuing operations...........................  $   (2.80)  $   (2.77)  $  (1.61)  $  (0.44)  $  (1.12)
Basic and diluted net loss per common share from
  discontinued operations.........................         --   $   (0.00)  $  (0.01)  $  (0.04)  $   0.00
                                                    ---------   ---------   --------   --------   --------
Basic and diluted net loss per common share.......  $   (2.80)  $   (2.77)  $  (1.62)  $  (0.48)  $  (1.12)
                                                    ---------   ---------   --------   --------   --------
Shares used in computing basic and diluted net
  loss per common share:
  Basic and diluted...............................     72,757      66,049     57,826     55,198     54,065
                                                    ---------   ---------   --------   --------   --------
BALANCE SHEET DATA:
Cash and short and long-term investments..........  $ 634,479   $ 335,823   $499,597   $ 92,560   $103,650
Total assets......................................    750,958     406,635    549,260    126,388    139,831
Long-term debt....................................    853,916     490,611    491,910     83,736     84,371
Stockholders' equity (deficit)....................   (214,674)   (155,705)     4,428     12,368     30,278

(1) Represents Sepracor's portion of HemaSure Inc. losses and a gain of $5,000 resulting from the release of a HemaSure loan guarantee in 2000 as a result of HemaSure Inc.'s repayment in full of the loan, and HemaSure Inc. and Versicor Inc. losses in 1999. Includes a write-off of a guarantee of a HemaSure line of credit in 1998 and one-time charges from ChiRex's initial public offering and HemaSure's loss from discontinued operations in 1996. See Footnote C-Notes to Consolidated Financial Statements.

(2) Includes $7,497 in expenses relating to prepaid interest and fees for the conversion of 6 1/4% convertible subordinated debentures in 2000.

(3) Discontinued operations relate to BioSphere Medical, Inc. See Footnote I-Notes to Consolidated Financial Statements.

(4) Includes $150, $600 and $600 in preferred stock dividends in 1998, 1997 and 1996, respectively. See Footnote B-Notes to Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Company's business, operations and financial condition, including statements with respect to the safety, efficacy and potential benefits of the Company's products under development, expectations with respect to development and commercialization of the Company's product candidates, the scope of patent protection with respect to these product candidates and the Company's products and information with respect to the other plans and strategies for the Company's business and the business of the subsidiaries. All statements other than statements of historical facts included in this Annual Report to Stockholders regarding the Company's strategy, future operations, timetables for product testing, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report to Stockholders, the words "expect", anticipate", intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Factors Affecting Future Operating Results", Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report to Stockholders.

    You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of the Company's future operating results or its future financial condition, or state other "forward-looking" information. You should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this Annual Report to Stockholders could substantially harm the Company's business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of Sepracor's common stock could decline.

    Sepracor cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this Annual Report to Stockholders represent the Company's expectations as of the date of this Annual Report to Stockholders and should not be relied upon as representing its expectations as of any other date. Subsequent events and developments will cause the Company's expectations to change. However, while the Company may elect to update these forward-looking statements, it specifically disclaims any intention or obligation to do so, even if its expectations change.

OVERVIEW

    Sepracor is a specialty pharmaceutical company focused on the cost-effective development of potentially safer, purer and more effective drugs that are improved versions of widely-prescribed pharmaceutical compounds. The Company develops and markets these drugs by leveraging its expertise in chiral chemistry and pharmacology with its experience in conducting clinical trials and seeking regulatory approvals for new drugs. Sepracor's Improved Chemical Entities ("ICEs-TM-") pharmaceutical development program has yielded an extensive portfolio of drug candidates intended to treat a broad range of indications in respiratory care, urology, gastroenterology, psychiatry and neurology. The Company is also broadening its development efforts in new drug discovery and in the development of new drug candidates.

    In May 1999, Sepracor introduced XOPENEX-Registered Trademark-, a single isomer of the bronchodilator albuterol. XOPENEX is the first pharmaceutical product developed and commercialized by Sepracor.

    The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including BioSphere Medical Inc. ("BioSphere", formerly BioSepra Inc., or "BioSepra") and Sepracor Canada Limited. The consolidated financial statements also include equity ownership in Sepracor's related party HemaSure Inc. ("HemaSure") and an investment in Versicor Inc. ("Versicor") (a subsidiary from 1995 to December 1997).

    BioSphere is an endovascular medical device company, pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy devices. Sepracor owned approximately 64% of BioSphere at December 31, 1999. On February 4, 2000, BioSphere announced that it had completed a $5,900,000 private placement of common stock and warrants. As a result of this transaction, Sepracor recorded a net gain of approximately $2,771,000 through additional paid-in capital and Sepracor's ownership of BioSphere decreased to approximately 59%. On July 31, 2000, BioSphere sold approximately $13,000,000 of its common stock in a private equity placement. Of this amount, Sepracor purchased approximately $5,000,000 of BioSphere common stock. As a result of the transaction, Sepracor recorded a net gain of approximately $1,702,000 through additional paid-in capital, and the Company's ownership in BioSphere decreased to approximately 56%. At December 31, 2000, Sepracor's ownership in BioSphere was approximately 55%.

    At December 31, 1999, the Company owned approximately 27% of the outstanding shares of common stock of HemaSure, a company applying its proprietary filtration technology to develop products to increase the safety of blood collection and transfusion. The Company accounts for its investment in HemaSure using the equity method of accounting. In February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and for warrants to purchase approximately 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain of $820,000 through additional paid-in capital. On March 3, 2000, HemaSure announced that it had completed a $28,000,000 private placement of common stock. As a result of this transaction, Sepracor's ownership of HemaSure decreased to approximately 22% and Sepracor recorded a gain of approximately $1,417,000 through additional paid-in capital. The Company also had a $5,000,000 liability at December 31, 1999 relating to a guarantee of a line of credit for HemaSure. In September 2000, HemaSure repaid the $5,000,000 line of credit, and as a result, Sepracor recorded a $5,000,000 equity in investee gain and removed the corresponding liability for the loan guarantee. At December 31, 2000, Sepracor's investment in HemaSure was recorded at zero.

    In February 2001, HemaSure signed an asset purchase agreement with Whatman plc. Under the terms of the agreement, Whatman agreed to purchase all of HemaSure's assets, except for cash, cash equivalents and marketable securities, and assume all of the liabilities of HemaSure, subject to certain exceptions as defined in the agreement. Closing of the transaction is subject to certain conditions, including approval by HemaSure's stockholders.

    Versicor develops novel drug candidates principally for the treatment of infectious diseases. From December 10, 1997 through April 1999, Sepracor recorded Versicor's results based on the equity method of accounting. As a result of various Versicor private equity offerings in 1999, Sepracor recorded a gain through additional paid-in capital of $1,077,000 in 1999 and began accounting for its investment under the cost method of accounting in
April 1999. In 1999, Sepracor paid $1,000,000 to Versicor under a promissory note agreement which was later converted into Versicor preferred stock. As of December 31, 1999, Sepracor's ownership in Versicor was approximately 10% and was recorded at approximately $3,058,000. In August 2000, Versicor completed an initial public offering of its common stock. As of December 31, 2000, Sepracor owns 1,593,750 shares, or approximately 7%, of Versicor's outstanding common stock. Sepracor considers its investment in Versicor as an available-for-sale security and as such has marked to market its investment at the December 31, 2000 market price of $8.625 per share, which resulted in the recording of an unrealized gain of $10,688,000 as a separate component of stockholders' equity.

    On January 20, 2000, the Company announced that its Board of Directors approved a two-for-one stock split which was effected in the form of a 100% stock dividend on February 25, 2000 to stockholders of record on February 1, 2000. As a result, all references to share and per share data have been adjusted.

    During 2001, the Company expects to incur increasing operating expenses primarily due to expansion of research and development activities relating to development of the Company's portfolio of pharmaceuticals and drug candidates, and due to increasing sales and marketing and general and administrative efforts required to advance its drug development programs to commercialization. As a result, the Company expects to incur operating losses for at least the next several years.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2000 COMPARED TO 1999

    Product sales were $57,160,000 in 2000 and $16,383,000 in 1999. Sales of
XOPENEX, which Sepracor commercially introduced in May 1999, accounted for approximately 96% of 2000 product sales and 86% of 1999 product sales. The increase in product sales in 2000 from 1999 is due primarily to increased sales of XOPENEX.

    Collaborative research and development revenues were $3,573,000 in 2000 and $2,390,000 in 1999. The increase in 2000 from 1999 is due to revenue recognized in 2000 under the collaboration and license agreement dated December 1998 ("the Lilly Agreement") with Eli Lilly and Company ("Lilly") pursuant to which Sepracor licensed to Lilly Sepracor's patents covering (R)-fluoxetine, compared to revenue recognized in 1999 under the collaboration and license agreement dated January 1998 with Janssen Pharmaceutica N.V. (the "Norastemizole Agreement"), for the development of norastemizole.

    License fees, royalties, and other revenues were $24,512,000 in 2000 and $3,886,000 in 1999. The increase in 2000 from 1999 is primarily due to a $20,000,000 milestone and license fee payment recognized under the Lilly Agreement in 2000. Other revenues represent BioSphere revenues other than revenues recognized by BioSphere in connection with its core EmboSphere Microsphere business. (See revenue-related agreements below).

    Cost of product revenue, as a percentage of product sales, was 20% in 2000 compared to 29% in 1999. The decrease in cost of product revenue as a percentage of product sales in 2000 from 1999 is due to an increase in sales of pharmaceutical products as a percentage of total product sales, which have a lower cost as a percentage of product sales, as compared to non-pharmaceutical product sales. Non-pharmaceutical products represent BioSphere's products including the EmboSphere Microsphere line of medical devices. Pharmaceutical product sales represented approximately 96% of total product sales in 2000 and approximately 86% of total product sales in 1999. Additionally, the cost of non-pharmaceutical product sales as a percentage of non-pharmaceutical product sales declined significantly in 2000 as BioSphere began to increase sales of its higher margin EmboSphere Microsphere line of medical devices.

    Cost of license fee revenue was $2,000,000 in 2000 compared to $0 in 1999. The cost of license fee revenue represents sublicense fees owed under a license agreement with McLean Hospital pertaining to patents related to the Lilly Agreement.

    Research and development expenses were $170,759,000 in 2000 and $122,400,000 in 1999. The increase in 2000 from 1999 is primarily due to increased spending on preclinical and clinical trials in Sepracor's pharmaceutical programs, including (1) the initiation of 15 new studies for norastemizole and preparation efforts of a New Drug Application ("NDA") submission to the U.S. Food and Drug Administration ("FDA"), which was submitted in March 2001, (2) the initiation of 17 new studies for

(S)-zopiclone including two Phase III studies, (3) the completion of a major phase IIb/III study for (S)-oxybutynin, (4) the completion of a Phase II study for (R,R)-formoterol and (5) the expenses related to several trials for levalbuterol and new formulations of XOPENEX. In 2000, the Company initiated several other preclinical and clinical trials and submitted an Investigational New Drug application ("IND") for the (S)-sibutramine metabolite.

    Selling, general and administrative and patent expenses were $98,398,000 in 2000 and $65,336,000 in 1999. The increase in 2000 from 1999 is principally due to increased selling, marketing and distribution costs to $77,410,000 in 2000 from $48,211,000 in 1999. These costs consist primarily of increased salary costs resulting from an increase in sales and marketing personnel, costs resulting from contracting with two third party contract sales organizations, and marketing, promotion and advertising costs related to XOPENEX.

    Equity in investee gains (losses) were $3,501,000 in 2000 and ($3,246,000) in 1999. In 2000, the net gain in equity of investees consists of the Company's portion of the net loss of HemaSure of ($1,499,000) offset by a gain of $5,000,000 from the release of a loan guarantee for HemaSure.

    Interest income was $41,919,000 in 2000 and $21,896,000 in 1999. The increase in 2000 from 1999 is due to larger average cash and short and long-term investment balances available for investment primarily as a result of the sale of $460,000,000 of convertible subordinated debentures in February 2000.

    Interest expense was $47,760,000 in 2000 and $33,078,000 in 1999. The increase in 2000 from 1999 is due primarily to interest on the $460,000,000 of 5% convertible subordinated debentures issued in February 2000.

    Net other income (expense) was ($7,051,000) in 2000 and $272,000 in 1999. The increase in expense in 2000 from 1999 is primarily the result of the conversion of $96,424,000 in principal amount of 6 1/4% convertible subordinated debentures, which resulted in inducements and other costs of $7,497,000 in 2000.

    Minority interests in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $3,620,000 in 2000 from $1,438,000 in 1999. The increase in 2000 from 1999 is due to increased losses of BioSphere and an increase in the Company's minority ownership of BioSphere to 45% in 2000 from 36% in 1999.

YEARS ENDED DECEMBER 31, 1999 COMPARED TO 1998

    Product sales were $16,383,000 in 1999 and $155,000 in 1998. Sales of XOPENEX, which Sepracor commercially introduced in May 1999, accounted for approximately 86% of 1999 product sales. The increase in product sales in 1999 from 1998 is primarily due to the commercial launch of XOPENEX and, to a lesser extent an increase in BioSphere medical device sales. Product sales in 1998 represent sales by BioSphere of its medical device products.

    Collaborative research and development revenues were $2,390,000 in 1999 and $4,761,000 in 1998. The decrease in 1999 from 1998 is due to a decrease in revenue recognized under the Norastemizole Agreement.

    License fees, royalties and other revenues were $3,886,000 in 1999 and $5,293,000 in 1998. The decrease in 1999 from 1998 results from the recording in 1998 of license revenues of $5,000,000 from Schering-Plough Corporation ("Schering") under a license agreement dated December 1997 (the "DCL Agreement") for desloratadine. In 1999, Sepracor recognized $3,621,000 of license fees and royalty revenues from Hoechst Marion Roussel Inc. (now Aventis) ("HMRI") relating to Sepracor's license agreement with HMRI (the "HMRI Agreement") for terfenadine carboxylate, marketed by HMRI as ALLEGRA-Registered Trademark- brand fexofenadine hydrochloride. (See revenue-related agreements below).

    Cost of product revenue, as a percentage of product sales, was 29% in 1999. Sepracor's product cost as a percentage of its product sales was 24% in 1999 and BioSphere's product cost represented 62% of its product sales in 1999. In 1998, cost of product revenue, as a percentage of product sales, was 61% and was related to BioSphere's medical device products.

    Research and development expenses were $122,400,000 in 1999 and $61,797,000 in 1998. The increase in 1999 from 1998 is primarily due to increased spending on preclinical and clinical trials in Sepracor's pharmaceutical programs in 1999, including (1) a major phase IIb/III study for (S)-oxybutynin, (2) several major trials for norastemizole, including a pivotal chronic safety study and two Phase III seasonal allergic rhinitis studies, (3) a Phase II study for (R,R)-formoterol, (4) several trials for levalbuterol, including a Phase III pediatric study for the nebulizer formulation of XOPENEX and (5) two Phase II studies for the metered dose inhaler formulation of levalbuterol as well as accelerated spending on formulation development for the metered dose inhaler formulation of levalbuterol. In 1999, preclinical and clinical development programs were accelerated for several other pharmaceutical product candidates. As a result, in 1999 Sepracor filed INDs for the (R)-sibutramine metabolite,
(S)-doxazosin and (S)-zopiclone. In addition to the preclinical activities, two Phase I studies were initiated for (S)-zopiclone. Sepracor also incurred costs in 1999 for the initial payment to Rhone-Poulenc Rorer SA (now Aventis) ("RPR") under the license agreement dated October 1999 for the license by Sepracor for
(S)-zopiclone in the United States (the "Zopiclone Agreement").

    Selling, general and administrative and patent expenses were $65,336,000 in 1999 and $30,123,000 in 1998. The increase in 1999 from 1998 is principally due to commercial introduction and marketing of XOPENEX, including increased marketing and promotional expenses, costs resulting from contracting with two third-party contract sales organizations, sales commissions and product samples.

    Equity in investee gains (losses) were ($3,246,000) in 1999 and ($7,482,000) in 1998. In 1999, the net equity in (loss) of investees consists of the Company's portion of the net loss of HemaSure of ($2,737,000) and the Company's portion of the net loss of Versicor of ($509,000). The decrease in loss from 1999 to 1998 relates to recognizing a $5,000,000 loan guarantee for HemaSure in 1998, offset by an increase of $2,737,000 in HemaSure's loss in 1999 over 1998. Also contributing to the decrease in 1999 loss is a reduction in the loss relating to Versicor, as the Company began recording the Versicor investment on a cost basis in April 1999.

    Interest income was $21,896,000 in 1999 and $13,191,000 in 1998. The increase in 1999 from 1998 is due to larger average cash and short and long-term investment balances available for investment primarily as a result of the sale of $300,000,000 of convertible subordinated debentures in December 1998.

    Interest expense was $33,078,000 in 1999 and $16,969,000 in 1998. The increase in 1999 from 1998 is due primarily to interest on the $300,000,000 of 7% convertible subordinated debentures issued in December 1998.

    Minority interests in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $1,438,000 in 1999 and $534,000 in 1998. The increase in 1999 from 1998 is due to increased losses of BioSphere.

    Discontinued operations represent BioSphere's sale of a substantial amount of its business and assets in May 1999. Accordingly, the operating results of the discontinued business for the years ended December 31, 1999 and 1998 have been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations.

REVENUE-RELATED AGREEMENTS

    In December 1997, under the DCL Agreement, Sepracor licensed to Schering exclusive worldwide rights to Sepracor's patents covering desloratadine, an active metabolite of loratadine which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on desloratadine sales, if any, beginning at product launch. Royalties will escalate over time upon achievement of sales volume and other milestones. On January 19, 2001, Schering received an approvable letter for desloratadine from the FDA, which indicates that the product could be approved pending final approval by the FDA. On February 15, 2001, Schering announced that the FDA had issued reports citing deficiencies concerning Schering's compliance with current Good Manufacturing Processes, or GMPs, and that the FDA had advised Schering that GMP deficiencies must be resolved prior to the FDA granting approval of desloratadine. The Company is unable to determine when or if the product may be approved.

    Effective January 1998, Sepracor and Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), entered into the Norastemizole Agreement, relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine that, if approved, will be marketed as SOLTARA-TM-. Under the terms of the Norastemizole Agreement, the companies agreed to jointly fund the development of norastemizole, and Sepracor granted to Janssen an option to acquire certain rights regarding the product in the U.S. and abroad. In May 1999, Sepracor announced that Johnson & Johnson elected not to exercise its option to co-promote norastemizole under the Norastemizole Agreement. Sepracor continued to fund clinical development and marketing of the drug and submitted an NDA to the FDA in March 2001. Under the terms of the Norastemizole Agreement, Sepracor has worldwide rights to make, use, and sell prescription norastemizole products under all Johnson & Johnson intellectual property relating to norastemizole, including the right to reference data from Johnson & Johnson's data for astemizole, in exchange for royalty payments on sales of norastemizole. Sepracor anticipates selling norastemizole, if approved, through its own expanded sales force.

    In July 1998, Sepracor entered into a second license agreement with Janssen (the "Ticalopride Agreement") (formerly referred to as the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering ticalopride, an isomer of the active metabolite of Janssen's PROPULSID-Registered Trademark-. Under the terms of the Ticalopride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. Under the Ticalopride Agreement, Janssen has agreed to pay Sepracor royalties on ticalopride sales, if any, beginning at product launch in those countries where Sepracor has issued patents covering Janssen's approved indications. The royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones.

    In December 1998, Sepracor entered into the Lilly Agreement with Lilly under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine. (R)-fluoxetine is a modified form of an active ingredient found in PROZAC-Registered Trademark-, marketed by Lilly. In April 2000, following completion of the Federal Trade Commission review of the Lilly Agreement, the Company received an initial milestone payment and license fee of $20,000,000. The Company has no further work to be performed related to the agreement and recorded this as license fee revenue in 2000. The Company also recorded $3,573,000 of collaborative research and development revenue in 2000 related to previous costs incurred in the development of (R)-fluoxetine under the Lilly Agreement.

    On October 19, 2000, the Company announced that it had been notified by Lilly that Lilly had terminated the exclusive license agreement covering
(R)-fluoxetine. In accordance with the Lilly Agreement, Lilly will return the existing scientific data on the project to Sepracor.

    In June 1999, Sepracor announced a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC-Registered Trademark- (the "UCB Agreement"). Under the terms of the UCB Agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. Sepracor is entitled to receive royalties under the UCB Agreement upon first product sales, if any, and royalties will escalate upon achievement of sales volume milestones.

    In September 1999, HMRI and Sepracor amended the HMRI Agreement to settle all patent issues with respect to fexofenadine, marketed by HMRI as ALLEGRA-Registered Trademark-. Under the terms of a U.S. agreement, Sepracor and HMRI settled an ongoing arbitrated patent interference involving their U.S. patent properties, and HMRI now owns the Sepracor patent properties with respect to fexofenadine. HMRI also obtained an exclusive license to various other Sepracor U.S. patent applications related to fexofenadine. Sepracor will receive royalties on fexofenadine sales, if any, in the U.S. upon expiration of HMRI's composition of matter patent in February 2001. Under the terms of a separate ex-U.S. agreement, HMRI obtained an exclusive license to Sepracor's patents that had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the U.S. Sepracor is entitled to royalties on fexofenadine product sales effective March 1, 1999 in countries where Sepracor has patents related to fexofenadine. The Company has recorded $2,495,000 and $1,746,000 of fexofenadine royalty revenues in 2000 and 1999, respectively. In October 1999, upon effectiveness of the amended HMRI Agreement, Sepracor also recognized a $1,875,000 milestone payment that had been previously deferred.

    In October 1999, Sepracor announced that it had entered into the RPR Agreement with RPR, under which Sepracor has exclusively licensed RPR's preclinical, clinical and post-marketing surveillance data package relating to
(S)-zopiclone, its isomers and metabolites, to develop, make, use and sell
(S)-zopiclone in the U.S. Under the RPR Agreement, RPR assigned all U.S. patent applications relating to (S)-zopiclone to Sepracor, and RPR retained the right under the licensed data package to manufacture (S)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor paid a $5,000,000 license fee to RPR in 1999 and will pay a royalty to RPR on (S)-zopiclone product sales, if any, in the U.S. Sepracor has recognized expense for $1,000,000 in 2000 based on the initiation of Phase III clinical trials of zopiclone. Sepracor may also be required to pay RPR additional milestone payments.

OTHER

    In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments--an amendment of SFAS No. 133 ("Accounting for Certain Derivative Instruments and Hedging Activities"). This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The Company will adopt SFAS No. 138 in 2001, in accordance with SFAS No. 137, which deferred the effective date of SFAS No. 133. To date, the Company has not engaged in derivative or hedging activities and accordingly does not believe the adoption of SFAS No. 138 will have a material impact on its financial statements and related disclosures.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 101A and SAB 101B, which is effective no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in fiscal 2000. The adoption of SAB 101 did not have a significant impact on the Company's financial position or results of operations.

    In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), which provides guidance for issues that have arisen in applying APB No. 25, "Accounting for Stock Issued to Employees". This Interpretation, which became effective
July 2000, applies prospectively to new awards, exchanges or awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after July 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 31, 1998. The Company has evaluated the effects of FIN 44 on its financial position and results of operations and has determined any such effects to be immaterial.

LIQUIDITY AND CAPITAL RESOURCES

    Cash, cash equivalents and short and long-term investments totaled $634,479,000 at December 31, 2000, compared to $335,823,000 at December 31,
1999.

    The net cash used in operating activities for the year ended December 31, 2000 was $170,943,000. The net cash used in operating activities includes a net loss from continuing operations of $204,017,000 adjusted by non-cash charges of $9,372,000. These charges were offset by the minority interest in subsidiary portion of the net loss of $3,620,000. Accounts receivable increased by $10,565,000 due primarily to the increased sales of XOPENEX in December 2000, and inventory increased by $1,543,000 primarily due to increased production of XOPENEX inventory. The accounts payable and accrued expense amounts increased a total of $33,454,000 primarily due to the timing of cash disbursements and increased research and development, sales and marketing activities, and additional accrued interest related to the $460,000,000 in principal amount of 5% convertible subordinated debentures issued by Sepracor in February 2000.

    The net cash used in investing activities for the year ended December 31, 2000 was $32,574,000. Cash was invested primarily in net purchases of short and long-term investments of $4,026,000, purchases of property and equipment of $8,837,000, and the purchase of an intangible asset of $12,500,000 for an exclusive license of patent rights primarily related to an allergy product and an investment of $5,000,000 in BioSphere. Sepracor expects purchases of property and equipment to be approximately $10,000,000 to $18,000,000 in 2001 and expects depreciation for 2001 of approximately $6,000,000 to $8,000,000. The Company also expects to advance between $10,000,000 and $15,000,000 in 2001 to a third party related to construction of a new corporate campus in Marlborough, Massachusetts.

    The net cash provided by financing activities for the year ended
December 31, 2000 was $498,054,000. The Company received approximately $445,967,000 in net proceeds from the issuance of the $460,000,000 in aggregate principal amount of 5% convertible subordinated debentures. The Company also received approximately $33,827,000 in proceeds from the issuance of Sepracor Common Stock and $18,274,000 from the issuance of BioSphere common stock.

    Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, has an interest free credit agreement with a Canadian provincial business development agency for approximately $370,000 in term debt. As of December 31, 2000, Sepracor Canada Limited had received approximately $370,000 of such term debt, of which $150,000 was outstanding. Sepracor Canada Limited also has a Canadian Government grant which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over useful life of the related capital assets. The unamortized balance as of December 31, 2000 was $830,000.

    In December 1999, Sepracor amended its revolving credit agreement (the "Revolving Credit Agreement") with a commercial bank to provide for borrowing of up to an aggregate of $25,000,000, pursuant to which BioSphere may borrow up to $2,000,000. Borrowings are collateralized by certain assets of the companies. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. Sepracor is a guarantor of any outstanding borrowings. At December 31, 2000, the Company had nothing outstanding under this agreement.

    In February 1998, Sepracor issued $189,475,000 in principal amount of 6 1/4% convertible subordinated debentures due 2005 (the "6 1/4% Debentures"). The
6 1/4% Debentures were convertible into Sepracor Common Stock, at the option of the holder, at a price of $23.685 per share and bore interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures were redeemable by the Company commencing February 2001. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs were approximately $183,370,000.

    In February 2000, Sepracor converted $96,424,000 in principal amount of its 6 1/4% Debentures. Costs related to the conversion of the 6 1/4% Debentures, including inducements and other costs of approximately $7,497,000 were recorded as other expense. Deferred finance costs of approximately $2,373,000 were written off against additional paid-in capital as a result of the conversion.

    In January 2001, the Company announced that it would redeem on February 21, 2001 the $92,858,000 in principal amount of 6 1/4% Debentures that remained outstanding. On February 20, 2001, prior to the redemption, all outstanding
6 1/4% Debentures were converted. As a result of the conversion, 3,920,608 shares of Sepracor Common Stock were issued and deferred finance costs of approximately $1,525,000 were written off against additional paid-in capital.

    In 1998, Sepracor and Beckman Instruments, Inc. ("Beckman") terminated their stock purchase agreement under which Beckman had acquired 625,000 shares of Sepracor Series B redeemable exchangeable preferred stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends, totaling $6,850,000.

    In 1998, the entire principal amount of 7% convertible subordinated debentures, aggregating $80,880,000, due 2002 were converted, at a conversion price of $9.84 per share. As a result of the conversion, 8,219,512 shares of Sepracor Common Stock were issued and deferred finance costs of $1,582,000 were written off against additional paid-in capital.

    In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures due 2005"). The 7% Debentures due 2005 are convertible into Sepracor Common Stock, at the option of the holder, at a price of $62.438 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures due 2005 are not redeemable by the Company prior to December 20, 2001. The Company may be required to repurchase the 7% Debentures due 2005 at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures due 2005, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures due 2005. The net proceeds to the Company after offering costs were approximately $290,081,000.

    On February 14, 2000, Sepracor issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007 (the "5% Debentures"). On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. The 5% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% Debentures are redeemable by the Company prior to February 15, 2003 if the trading price of Sepracor Common Stock exceeds 150% of the conversion price ($138.57) for 20 trading days in a period of 30 consecutive trading days. The 5% Debentures are redeemable by the Company on or after February 15, 2003 if the trading price of Sepracor Common Stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. The Company may be required to repurchase the 5% Debentures at the option of the holders in certain circumstances. As part of the sale of the 5% Debentures, Sepracor incurred approximately $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% Debentures. The net proceeds to the Company after offering costs were approximately $445,967,000.

    The Company believes its existing cash and the anticipated cash flow from its current strategic alliances and operations will be sufficient to support existing operations through 2001. Sepracor's actual future cash requirements, however, will depend on many factors, including the progress of its preclinical, clinical, and research programs, the number and breadth of these programs, achievement of milestones under these strategic alliance arrangements, sales of its products, acquisitions, its ability to establish and maintain additional strategic alliances and licensing arrangements, and the progress of the Company's development efforts and the development efforts of its strategic partners.

MARKET RISK

    The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

    Interest Rates: Although the Company's investments are subject to credit risk and interest rate risk, the Company's investment policy specifies credit quality standards for its investments and the Company's investment portfolio is always in compliance with its investment policy. The primary objective of the investment policy is the preservation of capital. Due to the conservative nature of the Company's investments and relatively short duration, interest rate risk is mitigated.

    The interest rates on the Company's convertible subordinated debentures and capital lease obligations are fixed and therefore not subject to interest rate risk.

    Equity Prices: The Company's convertible subordinated debentures are sensitive to fluctuations in the price of the Company's Common Stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's convertible subordinated debentures due to the difference between the current market price of the debentures and the market price at the date of issuance of the debentures. A 10% increase in the year end 2000 market prices of the 6 1/4% Debentures due 2005, the 7% Debentures due 2005 and the 5% Debentures due 2007, would result in an increase of approximately $122,000,000 on the net fair value of the Company's convertible subordinated debentures.

LEGAL PROCEEDINGS

    Currently, Sepracor is not party to any material legal proceedings.

    On February 7, 2001, BioSphere, along with its subsidiary, BSMD Ventures, Inc., filed a complaint for declaratory judgment in the United States District Court for the District of Delaware against Artes Medical USA, Inc. The complaint seeks a declaration that United States Patent No. 5,344,452, which we refer to as the '452 patent, which Artes claims to have the right to enforce, is invalid and not infringed by BioSphere and BSMD Ventures. The '452 patent relates to "implant(s) based on a biocompatible solid in powder form, in particular a plastic". In addition, Artes Medical USA filed a complaint against BioSphere in the United States District Court for the Central District of California (Los Angeles). The complaint claims that BioSphere is liable for infringement, inducement of infringement and contributory infringement of the '452 patent. Artes seeks monetary damages as compensation for the alleged infringement and a permanent injunction against the alleged infringing activity. Artes apparently asserts that all of BioSphere's microsphere-related products, including its Embosphere Microspheres, HepaSphere SAP Microspheres and MatrX Microspheres infringe the '452 patent. BioSpheres believes Artes' claims are without merit and BioSphere intends to vigorously defend these claims.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    Certain of the information contained in this Annual Report, including information with respect to the safety, efficacy and potential benefits of the Company's drugs under development and the scope of patent protection with respect to these products and information with respect to the other plans and strategies for the Company's business and the business of the subsidiaries and certain affiliates of the Company, consists of forward-looking statements. The forward-looking statements contained in this Annual Report represent our expectations as of the date of this Annual Report. Subsequent events will cause our expectations to change. However, while we may elect to update these forward-looking statements, we specifically disclaim any intention or obligation to do so. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

    WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES SUFFICIENT TO ACHIEVE PROFITABILITY. We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $204.0 million for the year ended December 31, 2000 and $183.1 million for the year ended December 31, 1999. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected.

    Our ability to generate profitability will depend in large part on successful commercialization of our initial products and successful development and commercialization of principal products under development. Failure to successfully commercialize these products may have a material adverse effect on our business. In October 2000, we announced that Lilly had notified us that it was terminating the Lilly Agreement. Accordingly, we will not receive the royalties that we would have received if (R)-fluoxetine had been successfully developed and commercialized by Lilly or milestone payments based upon achievement by Lilly of certain development objectives. As a result, our revenues will be adversely affected. We are entitled to receive royalties on sales, if any, of desloratadine under the DCL Agreement with Schering. In February 2001, Schering announced that it had been advised by the FDA that current good manufacturing practices deficiencies cited by the FDA would need to be resolved prior to FDA approval of desloratadine. We do not know if or when the product may be approved, or the timing of commercialization of desloratadine. In addition, if other collaborative development arrangements are terminated or commercialization efforts under those agreements are delayed or are unsuccessful, then successful commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

    WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT, TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY. We are focused on the development of potentially improved versions of widely prescribed pharmaceutical compounds which we refer to as Improved Chemical Entities, or ICEs. Most of our ICEs are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with improved characteristics. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

    - be developed successfully;

    - be proven safe and efficacious in clinical trials;

    - offer therapeutic or other improvements over comparable drugs;

    - meet applicable regulatory standards;

    - be capable of being produced in commercial quantities at acceptable costs; or

    - be successfully marketed.

    IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, THEN WE COULD LOSE VALUABLE INTELLECTUAL PROPERTY RIGHTS, BE LIABLE FOR SIGNIFICANT DAMAGES OR BE PREVENTED FROM COMMERCIALIZING OUR PRODUCTS. Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology and preventing us from marketing our products. It is also possible that we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties, or if we are required to initiate litigation against others to protect our intellectual property rights.

    We have filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence of issued patents. However, we may not be issued patents in respect of the patent applications already filed or that we file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications could have a material adverse effect on our business.

    Our ability to commercialize successfully any drug will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which we have use patents or patent applications. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the ICE until these third-party patents expire. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor.

    IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO COMMERCIALIZE THEM. The U.S. Food and Drug Administration, which we refer to as the FDA, and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis or, the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. We are entitled to receive royalties on sales, if any, of desloratadine under the DCL Agreement with Schering. In February 2001, Schering announced that it had been advised by the FDA that current good manufacturing practices deficiencies cited by the

FDA would need to be resolved prior to FDA approval of desloratadine. We do not know if or when the product may be approved, or the timing of commercialization of desloratadine.

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

    Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may take longer than we anticipate and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

    THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED OR TERMINATED IF OUR COLLABORATION PARTNERS TERMINATE, OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER THEIR AGREEMENTS WITH US OR IF ANY OF OUR COLLABORATION AGREEMENTS IS SUBJECT TO LENGTHY GOVERNMENT REVIEW. We have entered into collaboration arrangements with pharmaceutical companies. Our revenues under these collaboration arrangements will consist primarily of milestone payments and royalties on sales of products. Any such payments and royalties will depend in large part on the development and commercialization efforts of our collaboration partners, which we cannot control. If any of our collaboration partners do not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if regulatory approval of any product candidate under development by our collaboration partners is delayed or limited, we may not realize or may be delayed in realizing the potential commercial benefits of the arrangement. In addition, if any of our collaboration partners were to breach or terminate their agreements with us or fail to perform their obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement. Any delay or termination of this type could have a material, adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, we may lose technology rights and milestone or royalty payments from collaboration partners or revenue from product sales, if any, could be delayed or terminated. In October 2000, we announced that Lilly had notified us that it intended to terminate the (R)-fluoxetine agreement. As a result, we will not receive the royalties we would have received if (R)-fluoxetine had been successfully developed and commercialized or milestone payments based upon achievement by Lilly of certain development objectives.

    Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of these product candidates. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. The inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

    - we may be required to expend additional funds to advance the drugs to commercialization;

    - revenue from product sales could be delayed; or

    - we may elect not to commercialize the drugs.

    We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

    WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT EXPENSES IN DEVELOPING A SALES FORCE. WE ALSO RELY ON THIRD PARTIES FOR SALES OF OUR PRODUCTS. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS. We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may license some of them to large pharmaceutical companies and market and sell through our direct sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market XOPENEX. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force. Our limited experience in developing, maintaining and expanding a direct sales force may restrict our success in commercializing our products.

    Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us. We depend in large part on a third-party contract sales organization for sales of XOPENEX and we may contract with third-party contract sales organizations in the future if we successfully develop other products under development. We cannot control the level of effort and quality of service provided by co-promoters or any third party sales force. If the level of effort and/or quality of service provided by these third parties is not adequate, our revenues would be adversely affected.

    IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE AND DEVELOPING, AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND EXPENSIVE. The FDA and other regulatory authorities require that our products be manufactured according to their good manufacturing practices standards. The failure by us, our collaborative development partners and third-party manufacturers to maintain current good manufacturing practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

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

    OUR RELIANCE ON THIRD-PARTY MANUFACTURERS COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR CUSTOMERS' DEMANDS.

    Automatic Liquid Packaging, a division of Cardinal Health, Inc., is currently the sole finished goods manufacturer of our product XOPENEX. If Automatic Liquid Packaging experiences delays or difficulties in producing, packaging or delivering XOPENEX, we could be unable to meet our customers' demands for XOPENEX, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce XOPENEX in a timely manner or within budget.

    We currently have a supply contract with ChiRex Inc. that commits us to purchase through December 31, 2001 all of our annual requirements of those drugs that we will market directly through our sales force, provided ChiRex meets certain pricing, supply and quality control conditions. If ChiRex experiences delays or difficulties in producing, packaging or delivering the drugs, market introduction and subsequent sales of the drugs that we market through our sales force could be adversely affected. Under this supply agreement, however, we retain the right to manufacture commercial quantities of our drugs in our Nova Scotia manufacturing plant.

    IF WE OR OUR COLLABORATION PARTNERS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES. The availability and amounts of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, including the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaboration partners and market our products.

    We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

    WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS THAT COULD PREVENT OR INTERFERE WITH OUR PRODUCT COMMERCIALIZATION EFFORTS. We may be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

    WE HAVE SIGNIFICANT LONG-TERM DEBT AND WE MAY NOT BE ABLE TO MAKE INTEREST OR PRINCIPAL PAYMENTS WHEN DUE. As of December 31, 2000, our total long-term debt was approximately $853.9 million and our stockholders' equity (deficit) was ($214.7) million. In February 2001, following our notice of redemption of $92,858,000 in aggregate principal amount of 6 1/4% convertible subordinated debentures, all of these debentures were converted. Neither the 7% convertible subordinated debentures due 2005 nor the 5% convertible subordinated debentures due 2007 restricts our ability or our subsidiaries ability to incur additional indebtedness, including debt that ranks senior to the 7% debentures or the 5% debentures. Additional indebtedness that we incur may rank senior to or on parity with these debentures in certain circumstances. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. It is possible that we will be unable to meet our debt service requirements on any of our outstanding debentures. Moreover, we may be unable to repay any of our outstanding debentures at maturity or otherwise in accordance with the debt instruments.

    IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS. We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

    - increased research and development expenses;

    - patent developments;

    - licensing or acquisition opportunities;

    - relationships with collaboration partners;

    - the FDA regulatory process;

    - our capital requirements; and

    - selling, marketing and manufacturing expenses in connection with commercialization of products.

    WE EXPECT TO FACE INTENSE COMPETITION AND OUR COMPETITORS HAVE GREATER RESOURCES AND CAPABILITIES THAN WE HAVE. DEVELOPMENTS BY OTHERS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE. We expect to encounter intense competition in the sale of our current and future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

    FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE TIMING OF COLLABORATION ARRANGEMENTS AND REGULATORY APPROVAL, ANY TERMINATION OF DEVELOPMENT EFFORTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE. Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors which include:

    - the timing of receipt of upfront, milestone or royalty payments under collaboration agreements;

    - the success and timing of regulatory approvals for products developed by us or our collaboration partners or for collaborative agreements;

    - the timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

    - the termination of development efforts of any product under development or any collaboration agreement;

    - the timing of product sales and market penetration;

    - the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force;

    - the timing of expenses we may incur with respect to any license or acquisitions of products or technologies; and

    - the losses of BioSphere, a 55% owned consolidated subsidiary of Sepracor.

    OUR STOCK PRICE COULD BE HIGHLY VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT. The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

SUPPLEMENTAL STOCKHOLDER INFORMATION

PRICE RANGE OF COMMON STOCK

    The Sepracor Common Stock is traded on the Nasdaq National Market under the symbol SEPR. On March 15, 2001, the closing price of the Company's Common Stock, as reported on the Nasdaq National Market, was $35 13/16 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market. The share prices set forth below have been adjusted to reflect the two-for-one stock split of the Company's Common Stock effected on February 25, 2000.

                                                                     HIGH                   LOW
                                                              -------------------   -------------------
2001
------------------------------------------------------------
FIRST QUARTER (THROUGH MARCH 15, 2001)......................     81      7/8           34

                                                                     HIGH                   LOW
                                                              -------------------   -------------------
2000
------------------------------------------------------------
FIRST QUARTER...............................................    126      13/16         45      1/16
SECOND QUARTER..............................................    125                    57      15/16
THIRD QUARTER...............................................    140                    90      1/2
FOURTH QUARTER..............................................    124      13/16         61      1/2

                                                                     HIGH                   LOW
                                                              -------------------   -------------------
1999
------------------------------------------------------------
First Quarter...............................................     70      7/16          44      1/16
Second Quarter..............................................     61      7/8           27      1/2
Third Quarter...............................................     47      7/8           32      3/8
Fourth Quarter..............................................     53      5/8           33      27/32

    On March 15, 2001, Sepracor had approximately 499 stockholders of record.

DIVIDEND POLICY

    Sepracor has never paid cash dividends on its Common Stock. The Company currently intends to reinvest its future earnings, if any, for use in the business and does not expect to pay cash dividends.

FORM 10-K

    A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

                               INVESTOR RELATIONS
                                 SEPRACOR INC.
                                111 LOCKE DRIVE
                             MARLBOROUGH, MA 01752

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SEPRACOR INC.:

    In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BioSphere
Medical Inc., a majority-owned subsidiary, which statements reflect total assets of 3% and 2% of the related consolidated totals as of December 31, 2000 and 1999, respectively, and total revenues of 5%, 10%, and 2% of the related consolidated totals for each of the three years in the period ended
December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BioSphere Medical Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 26, 2001, except as to the information in
Note V for which the date is February 28, 2001

                                 SEPRACOR INC.

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31, (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)           2000        1999
------------------------------------------------------------  ---------   ---------
ASSETS
Current assets:
  Cash and cash equivalents (Notes B and D).................  $ 354,058   $  59,488
  Short-term investments (Notes B and D)....................    248,818     268,857
  Accounts receivable, net of allowances of $378 and $165 at
    December 31, 2000 and 1999 (Notes B and F)..............     14,756       4,485
  Inventories (Notes B and G)...............................      5,998       4,455
  Other assets..............................................      5,212       5,277
                                                              ---------   ---------
Total current assets........................................    628,842     342,562
                                                              ---------   ---------
Long-term investments (Notes B and D).......................     31,603       7,478
Property and equipment, net (Notes B and H).................     22,676      19,003
Investment in Versicor and related party (Note C)...........     13,746       3,141
Patents, intangible assets and other assets, net (Notes B, H
  and O)....................................................     54,091      34,451
                                                              ---------   ---------
Total assets................................................  $ 750,958   $ 406,635
                                                              ---------   ---------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  30,665   $  20,196
  Accrued expenses (Note J).................................     65,560      42,575
  Loan guarantee of related party (Notes C and M)...........         --       5,000
  Notes payable and current portion of capital lease
    obligation and long-term debt (Notes K and M)...........        144         120
  Other current liabilities.................................      7,810       2,078
                                                              ---------   ---------
Total current liabilities...................................    104,179      69,969
                                                              ---------   ---------
Long-term debt and capital lease obligation (Notes K and
  M)........................................................      1,098       1,136
Convertible subordinated debentures (Notes E and L).........    852,818     489,475
Other long-term liabilities.................................        478         826
                                                              ---------   ---------
Total liabilities...........................................    958,573     561,406
                                                              ---------   ---------
Minority interest (Note C)..................................      7,059         934
Commitments and contingencies (Notes M and N)
Stockholders' equity (deficit) (Notes L, O and P)
  Preferred stock, $1.00 par value, 1,000 shares authorized,
    none outstanding at December 31, 2000 and 1999..........         --          --
  Common stock, $.10 par value, 240,000 and 140,000 shares
    authorized; 73,829 and 67,481 shares issued and
    outstanding, at December 31, 2000 and 1999,
    respectively............................................      7,383       6,748
  Additional paid-in capital................................    461,195     327,591
  Unearned compensation, net (Note O).......................       (189)       (217)
  Accumulated deficit.......................................   (693,387)   (489,370)
  Accumulated other comprehensive income (loss) (Notes C and
    D)......................................................     10,324        (457)
                                                              ---------   ---------
Total stockholders' equity (deficit)........................   (214,674)   (155,705)
                                                              ---------   ---------
Total liabilities and stockholders' equity (deficit)........  $ 750,958   $ 406,635
                                                              ---------   ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEPRACOR INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT LOSS PER COMMON SHARE AMOUNTS)            2000        1999        1998
------------------------------------------------------------  ---------   ---------   --------
Revenues:
  Product sales.............................................  $  57,160   $  16,383   $    155
  License fees and royalties (Note R).......................     22,573       3,886      5,293
  Collaborative research and development (Note R)...........      3,573       2,390      4,761
  Other.....................................................      1,939          --         --
                                                              ---------   ---------   --------
Total revenues..............................................     85,245      22,659     10,209
                                                              ---------   ---------   --------
Costs and expenses:
  Cost of products sold.....................................     11,278       4,811         95
  Cost of license fees, royalties, and other................      3,056         108        480
  Research and development..................................    170,759     122,400     61,797
  Selling, general and administrative and patent costs......     98,398      65,336     30,123
                                                              ---------   ---------   --------
Total costs and expenses....................................    283,491     192,655     92,495
                                                              ---------   ---------   --------
Loss from operations........................................   (198,246)   (169,996)   (82,286)
                                                              ---------   ---------   --------
Other income (expense):
  Equity in investee gains (losses) (Note C)................      3,501      (3,246)    (7,482)
  Interest income...........................................     41,919      21,896     13,191
  Interest expense..........................................    (47,760)    (33,078)   (16,969)
  Other income (expense) (Note L)...........................     (7,051)        272        (60)
                                                              ---------   ---------   --------
Net loss before minority interests..........................   (207,637)   (184,152)   (93,606)
Minority interests in subsidiaries (Note C).................      3,620       1,438        534
                                                              ---------   ---------   --------
Net loss from continuing operations.........................   (204,017)   (182,714)   (93,072)
Discontinued operations:
  Loss from discontinued operations (net of minority
    interests) (Note I).....................................         --        (345)      (211)
                                                              ---------   ---------   --------
Net loss....................................................  $(204,017)  $(183,059)  $(93,283)
                                                              ---------   ---------   --------
Net loss applicable to common shares (Note B)...............  $(204,017)  $(183,059)  $(93,433)
                                                              ---------   ---------   --------
Basic and diluted net loss per common share from continuing
  operations (Note B).......................................  $   (2.80)  $   (2.77)  $  (1.61)
Basic and diluted net loss per common share from
  discontinued operations (Note B)..........................         --   $   (0.00)  $  (0.01)
                                                              ---------   ---------   --------
Basic and diluted net loss per common share.................  $   (2.80)  $   (2.77)  $  (1.62)
                                                              ---------   ---------   --------
Shares used in computing basic and diluted net loss per
  common share:
  Basic and diluted.........................................     72,757      66,049     57,826
                                                              ---------   ---------   --------

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEPRACOR INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
                              COMPREHENSIVE INCOME

                                                                                                        ACCUMULATED
YEAR ENDED DECEMBER 31, 2000, 1999,     COMMON STOCK       ADDITIONAL                                      OTHER
AND 1998                             -------------------    PAID-IN       UNEARNED      ACCUMULATED    COMPREHENSIVE
(IN THOUSANDS)                        SHARES     AMOUNT     CAPITAL     COMPENSATION      DEFICIT      INCOME (LOSS)
-----------------------------------  --------   --------   ----------   -------------   ------------   --------------
Balance at December 31, 1997...       55,707     $5,571     $219,718        $ (94)       $(213,028)       $   201
                                      ------     ------     --------        -----        ---------        -------
Comprehensive income (loss):
  Net loss.............                                                                    (93,283)
  Foreign currency translation...                                                                            (252)
    Total comprehensive income
      (loss)...........
  Issuance of common stock to
    employees under stock plans...     1,277        127        5,963
  Issuance of common stock from
    conversion of warrants...            110         11          396
  Unearned compensation, net...                                               (50)
  Accrued dividends from preferred
    stock..............                                         (150)
  Issuance of common stock from
    conversion of subordinated
    convertible notes...               8,219        822       80,058
  Deferred finance costs from the
    conversion of subordinated
    convertible notes...                                      (1,582)
                                      ------     ------     --------        -----        ---------        -------
Balance at December 31, 1998...       65,313      6,531      304,403         (144)        (306,311)           (51)
                                      ------     ------     --------        -----        ---------        -------
Comprehensive income (loss):
  Net loss.............                                                                   (183,059)
  Foreign currency translation...                                                                            (406)
    Total comprehensive income
      (loss)...........
  Issuance of common stock to
    employees under stock plans...     1,968        197       12,813
  Unearned compensation, net...                                  129          (73)
  Compensation expense...                                        419
  Issuance of common stock for
    purchase of intangible
    technology.........                  200         20        7,930
  Gain on issuance of subsidiary's
    stock..............                                        1,897
                                      ------     ------     --------        -----        ---------        -------
Balance at December 31, 1999...       67,481      6,748      327,591         (217)        (489,370)          (457)
                                      ------     ------     --------        -----        ---------        -------
Comprehensive income (loss):
  Net loss.............                                                                   (204,017)
  Foreign currency translation...                                                                              33
  Unrealized gain on marketable
    equity securities...                                                                                   10,748
    Total comprehensive income
      (loss)...........
  Issuance of common stock to
    employees under stock plans...     2,268        227       33,600
  Unearned compensation, net...                                   40           28
  Issuance of common stock from
    conversion of subordinated
    convertible notes...               4,080        408
  Conversion of debentures...                                 96,249
  Deferred finance costs from the
    conversion of subordinated
    convertible notes...                                      (2,373)
  BioSphere issuance of common
    stock..............                                       18,274
  Sepracor investment in
    BioSphere..........                                       (5,000)
  Minority interest in proceeds of
    BioSphere common stock...                                 (9,864)
  BioSphere deferred
    compensation.......                                        1,261
  Gain on issuance of HemaSure
    stock (net)........                                        1,417
                                      ------     ------     --------        -----        ---------        -------
Balance at December 31, 2000...       73,829     $7,383     $461,195        $(189)       $(693,387)       $10,324
                                      ======     ======     ========        =====        =========        =======

                                         TOTAL
YEAR ENDED DECEMBER 31, 2000, 1999,  STOCKHOLDERS'
AND 1998                                EQUITY
(IN THOUSANDS)                         (DEFICIT)
-----------------------------------  -------------
Balance at December 31, 1997...        $  12,368
                                       ---------
Comprehensive income (loss):
  Net loss.............                  (93,283)
  Foreign currency translation...           (252)
                                       ---------
    Total comprehensive income
      (loss)...........                  (93,535)
                                       ---------
  Issuance of common stock to
    employees under stock plans...         6,090
  Issuance of common stock from
    conversion of warrants...                407
  Unearned compensation, net...              (50)
  Accrued dividends from preferred
    stock..............                     (150)
  Issuance of common stock from
    conversion of subordinated
    convertible notes...                  80,880
  Deferred finance costs from the
    conversion of subordinated
    convertible notes...                  (1,582)
                                       ---------
Balance at December 31, 1998...            4,428
                                       ---------
Comprehensive income (loss):
  Net loss.............                 (183,059)
  Foreign currency translation...           (406)
                                       ---------
    Total comprehensive income
      (loss)...........                 (183,465)
                                       ---------
  Issuance of common stock to
    employees under stock plans...        13,010
  Unearned compensation, net...               56
  Compensation expense...                    419
  Issuance of common stock for
    purchase of intangible
    technology.........                    7,950
  Gain on issuance of subsidiary's
    stock..............                    1,897
                                       ---------
Balance at December 31, 1999...         (155,705)
                                       ---------
Comprehensive income (loss):
  Net loss.............                 (204,017)
  Foreign currency translation...             33
  Unrealized gain on marketable
    equity securities...                  10,748
                                       ---------
    Total comprehensive income
      (loss)...........                 (193,236)
                                       ---------
  Issuance of common stock to
    employees under stock plans...        33,827
  Unearned compensation, net...               68
  Issuance of common stock from
    conversion of subordinated
    convertible notes...                     408
  Conversion of debentures...             96,249
  Deferred finance costs from the
    conversion of subordinated
    convertible notes...                  (2,373)
  BioSphere issuance of common
    stock..............                   18,274
  Sepracor investment in
    BioSphere..........                   (5,000)
  Minority interest in proceeds of
    BioSphere common stock...             (9,864)
  BioSphere deferred
    compensation.......                    1,261
  Gain on issuance of HemaSure
    stock (net)........                    1,417
                                       ---------
Balance at December 31, 2000...        $(214,674)
                                       =========

     The accompanying notes are an integral part of the consolidated financial statements.

                                 SEPRACOR INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, (IN THOUSANDS)                          2000        1999        1998
------------------------------------------------------------  ---------   ---------   --------
Cash flows from operating activities:
  Net loss..................................................  $(204,017)  $(183,059)  $(93,283)
  Less: Net loss from discontinued operations (net of
    minority interests).....................................         --        (345)      (211)
                                                              ---------   ---------   --------
  Net loss from continuing operations.......................   (204,017)   (182,714)   (93,072)
                                                              ---------   ---------   --------
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     11,536       7,522      4,218
  Minority interests in subsidiaries........................     (3,620)     (1,438)      (534)
  Provision for bad debt....................................         51         165         --
  Equity in investee (gains) losses.........................     (3,501)      3,246      7,482
  Stock compensation........................................      1,261         419         --
  Loss on disposal of property and equipment................         25           6        510
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (10,565)     (3,883)        --
  Inventories...............................................     (1,543)     (4,061)        --
  Other current assets......................................        243      (4,007)      (761)
  Other current liabilities.................................      5,733        (424)     1,154
  Accounts payable..........................................     10,469      10,535      6,091
  Accrued expenses..........................................     22,985      11,095     14,839
                                                              ---------   ---------   --------
Net cash used in operating activities.......................   (170,943)   (163,539)   (60,073)
                                                              ---------   ---------   --------
Cash flows from investing activities:
  Purchases of short and long-term investments..............   (936,914)   (478,517)  (366,953)
  Sales and maturities of short and long-term investments...    932,888     406,456    172,660
  Purchase of intangible assets.............................    (12,500)    (10,000)        --
  Additions to property and equipment.......................     (8,837)     (6,968)    (6,920)
  Proceeds from sale of equipment...........................         --          --         14
  Investment in Versicor and related party..................         --      (3,000)        75
  Investment in subsidiary..................................     (5,950)         --         --
  Cash acquired in acquisition of BioSphere SA..............         --         283         --
  Other assets..............................................     (1,261)      1,569        531
                                                              ---------   ---------   --------
Net cash used in investing activities.......................    (32,574)    (90,177)  (200,593)
                                                              ---------   ---------   --------
Cash flows from financing activities:
  Net proceeds from issuance of common stock................     52,101      13,010      5,955
  Proceeds from sale of convertible subordinated
    debentures..............................................    460,000          --    489,475
  Costs associated with sale of convertible subordinated
    debentures..............................................    (14,033)       (276)   (15,615)
  Repurchase of redeemable preferred stock..................         --          --     (6,850)
  Repayments of long-term debt capital leases and line of
    credit agreements.......................................       (151)     (4,090)      (919)
  Borrowings of long-term debt, capital leases and line of
    credit agreements.......................................        137          --      2,074
                                                              ---------   ---------   --------
Net cash provided by financing activities...................    498,054       8,644    474,120
                                                              ---------   ---------   --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................         33        (406)      (491)
                                                              ---------   ---------   --------
Net increase (decrease) in cash and cash equivalents........    294,570    (245,478)   212,963
Net cash provided by (used in) discontinued operations......         --       9,643       (219)
Cash and cash equivalents at beginning of year..............     59,488     295,323     82,579
                                                              ---------   ---------   --------
Cash and cash equivalents at end of year....................  $ 354,058   $  59,488   $295,323
                                                              ---------   ---------   --------
Supplemental schedule of cash flow information:
  Cash paid during the year for interest....................  $  41,390   $  33,014   $ 12,070
Non cash activities:
  Common stock issued for intangible asset..................  $      --   $  (7,950)  $     --
  Capital lease obligations incurred........................  $      --   $      --   $    270
  Conversion of convertible subordinated debt (Note L)......  $  94,284   $      --   $ 79,298
Acquisition of BioSphere Medical:
  Liabilities assumed.......................................  $      --   $  (1,493)  $     --
  Fair value of assets acquired.............................  $      --   $   1,493   $     --

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A)  NATURE OF THE BUSINESS

    Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Sepracor is now developing potentially improved versions of top-selling drugs called ICE-TM- (Improved Chemical Entities) Pharmaceuticals. Sepracor is focusing on advancing its pharmaceutical programs and strengthening its patent positions for these ICE Pharmaceuticals. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia. Sepracor's 55% owned, consolidated subsidiary, BioSphere Medical Inc., with operations in France and the U.S., is committed to pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy medical devices. Sepracor currently owns approximately 22% of HemaSure Inc., which is dedicated to making blood safer through blood filtration devices. Sepracor also owns approximately 7% of Versicor Inc., which develops novel drug candidates principally for the treatment of infectious diseases.

    Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, dependence on third party collaboration agreements and third party sales efforts, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: Consolidated financial statements include the accounts of Sepracor and all of its wholly- and majority-owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies which are 50% owned or less, and where Sepracor does not exercise control, are accounted for using the equity method.

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

    RECLASSIFICATIONS IN THE PREPARATION OF FINANCIAL STATEMENTS: All references to share and per-share data for all periods presented have been adjusted to give effect for the two-for-one stock split effected in February 2000. Certain prior amounts have been reclassified to conform with current year presentation.

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

    CASH AND CASH EQUIVALENTS: Cash equivalents are highly liquid, temporary cash investments having original maturity dates of three months or less.

    SHORT AND LONG-TERM INVESTMENTS: Short and long-term investments include government securities and corporate commercial paper, which can be readily purchased or sold using established markets. Those investments with a maturity of less than one year are classified as short-term. Short and long-term investments are classified as either "available-for-sale" or "held-to-maturity". Available-for-sale investments are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss). Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Held-to-maturity investments are recorded at cost plus accrued amortization, which approximates fair value.

    CONCENTRATION OF CREDIT RISK: The Company has no significant off balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, short and long-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term and long-term investments with high credit quality financial institutions.

    Revenues from significant customers are as follows:

YEAR ENDED DECEMBER 31:                                   2000           1999           1998
-----------------------                                 --------       --------       --------
Customer A............................................     16%            15%               --
Customer B............................................      9%            11%               --
Customer C............................................      3%            16%               --
Customer D............................................      9%            11%               --
Customer E............................................     --             --                47%
Customer F............................................     --             --                49%
Customer G............................................     28%            --                --

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

    PATENTS, INTANGIBLE ASSETS AND OTHER ASSETS: The excess of investment over net assets acquired is amortized using the straight-line method over 20 years. Sepracor capitalizes all significant costs associated with the successful filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debenture offerings are amortized over seven years, the term of the debentures. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $6,317,000 and $3,056,000 at December 31, 2000 and 1999, respectively. Long-lived assets and goodwill are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

    REVENUE RECOGNITION: Revenues from product sales are recognized when title to product and associated risk of loss has passed to the customer. All revenues from product sales are recorded net of applicable allowances for returns, rebates, and other applicable discounts and allowances. The reserve for product returns and reserve for rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources.

    Nonrefundable license fees, milestone payments, and collaborative research and development revenues under collaborative agreements are recognized as revenue over the period of continuing involvement. Where the Company has no ongoing continuing involvement, it will record nonrefundable license fees upon receipt, and milestone revenue, once the milestone is achieved by the collaborative partner.

    Royalty revenue is recognized based upon actual sales of licensed products in licensed territories as reported by licensees and is generally recognized in the period the sales occur.

    Payments received in advance of being earned are recorded as deferred revenue.

    The Company notes that it has adopted the provisions of SEC Staff Accounting Bulletin No. 101 in the fourth quarter of 2000, retroactive back to January 1, 2000 and that the adoption had no effect on the revenues recorded for all periods presented in the Consolidated Statement of Operations.

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

    BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock, convertible subordinated debentures and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method.

    For the years ended December 31, 2000, 1999 and 1998, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period because the effect of common stock equivalents would be anti-dilutive. Included for the years ended December 31, 2000, 1999, and 1998, in basic net loss applicable to common shares is $0, $0, and $150,000, respectively, of dividends relating to series B redeemable exchangeable preferred stock.

Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 because they would have an anti-dilutive effect due to net losses for such periods. These securities include the following:

    Options to purchase shares of common stock:

(IN THOUSANDS, EXCEPT PRICE PER SHARE DATA)         2000              1999              1998
-------------------------------------------   ----------------   ---------------   ---------------
Number of options...........................             9,757            10,940             9,870
Price range per share.......................  $2.50 to $125.44   $0.75 to $59.13   $0.75 to $42.38

    Shares of common stock for issuance upon conversion of convertible subordinated debentures:

(IN THOUSANDS)                                                  2000       1999       1998
--------------                                                --------   --------   --------
6 1/4% Debentures due 2005..................................    3,921      8,000      8,000
7% Debentures due 2005......................................    4,804      4,805      4,805
5% Debentures due 2007......................................    4,979         --         --
                                                               ------     ------     ------
                                                               13,704     12,805     12,805
                                                               ------     ------     ------

    OTHER: In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments--an amendment of SFAS No. 133 ("Accounting for Certain Derivative Instruments and Hedging Activities"). This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The Company will adopt SFAS 138 in 2001, in accordance with SFAS 137, which deferred the effective date of SFAS 133. To date, the Company has not engaged in derivative or hedging activities and accordingly does not believe the adoption of SFAS 138 will have a material impact on its financial statements and related disclosures.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 101A and SAB 101B, which is effective no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in fiscal 2000. The adoption of SAB 101 did not have a significant impact on the Company's financial position or results of operations.

    In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), which provides guidance for issues that have arisen in applying APB No. 25, "Accounting for Stock Issued to Employees". This Interpretation, which became effective
July 2000, applies prospectively to new awards, exchanges or awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after July 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 31, 1998. The Company has evaluated the effects of FIN 44 on its financial position and results of operations and has determined any such effects to be immaterial.

C)  SEPRACOR SUBSIDIARY, RELATED PARTY AND INVESTMENT IN VERSICOR

SUBSIDIARY:

    BioSphere has been a consolidated subsidiary of Sepracor since 1994, and as of December 31, 2000 Sepracor's ownership in BioSphere was approximately 55%.

    In February 2000, BioSphere completed a private placement of approximately $5,900,000 of BioSphere common stock and warrants. Investors purchased 653,887 shares of BioSphere common stock and warrants to purchase 163,468 shares of BioSphere common stock. The transaction resulted in Sepracor recording a net gain of approximately $2,771,000 through additional paid-in capital.

    In July 2000, BioSphere sold approximately $13,000,000 of its common stock in a private equity placement of its common stock. Sepracor purchased approximately $5,000,000 of BioSphere common stock in this transaction. The transaction resulted in Sepracor recording a net gain of approximately $1,702,000 through additional paid-in capital.

    In May 1999, BioSphere sold a substantial portion of its business and assets to complete a transition from a chromatography and media company to a medical device company. (See Note I-Discontinued Operations)

RELATED PARTY:

    HemaSure has been an equity investment of Sepracor since 1995. In
February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and warrants to purchase approximately 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain of $820,000 which was recorded through additional paid-in capital. As a result of this transaction, Sepracor's ownership of HemaSure was reduced to approximately 27%.

    In March 2000, HemaSure sold 3,730,000 shares of common stock in a private placement, thereby reducing Sepracor ownership to approximately 22%. Sepracor recorded a gain of approximately $1,417,000 through additional paid-in capital as a result of the transaction.

    In 1998, Sepracor guaranteed a $5,000,000 line of credit for HemaSure. In September 2000, HemaSure repaid the $5,000,000 line of credit. As a result, Sepracor recorded a $5,000,000 equity in investee gain and removed the corresponding liability for the loan guarantee in 2000. Sepracor also recorded ($1,499,000) as its share of HemaSure's loss for the year ended December 31, 2000. At December 31, 2000, Sepracor's investment in HemaSure was recorded at zero and its ownership remained at approximately 22%.

INVESTMENT IN VERSICOR:

    Versicor, established as a subsidiary of Sepracor in 1995, completed various private equity transactions in April 1999, including the issuance of preferred stock, which reduced Sepracor's ownership in Versicor to approximately 18%. As a result of these transactions, Sepracor recorded a gain of $1,077,000 which was recorded through additional paid-in capital and began accounting for its investment in Versicor under the cost method. In October 1999, Versicor completed a private placement financing for approximately $40,000,000 in which Sepracor paid $1,000,000 to Versicor for Versicor preferred stock. As a result of this transaction, Sepracor's ownership of Versicor was approximately 10% at December 31, 1999. In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Sepracor's ownership in Versicor at December 31, 2000 was approximately 7%. Sepracor considers its investment in Versicor as an available-for-sale security and as such has marked-to-market its investment at the December 31, 2000 market price of $8.625 per share, which resulted in the recording of an unrealized gain of approximately $10,688,000 as a separate component of stockholders' equity for the year ended December 31, 2000.

D)  CASH, CASH EQUIVALENTS AND SHORT-TERM AND LONG-TERM INVESTMENTS

    Cash, cash equivalents and short-term and long-term investments consist of the following at December 31:

(IN THOUSANDS)                                                  2000       1999
------------------------------------------------------------  --------   --------
Cash and Cash Equivalents:
  Cash and money market funds...............................  $ 41,321   $ 20,123
  Corporate and Government commercial paper.................   312,737     39,365
                                                              --------   --------
Total cash and cash equivalents.............................  $354,058   $ 59,488
                                                              --------   --------

    Short and long-term investments classified as available-for-sale or held-to-maturity consist of the following at December 31:

                                                              2000                    1999
                                                      ---------------------   ---------------------
                                                      AVAILABLE-   HELD-TO-   AVAILABLE-   HELD-TO-
(IN THOUSANDS)                                         FOR-SALE    MATURITY    FOR-SALE    MATURITY
----------------------------------------------------  ----------   --------   ----------   --------
  Due within 1 year
    U.S. Government securities......................   $     --    $     --    $ 47,897    $     --
    Corporate commercial paper......................      5,069     243,749     220,960          --

  Due within 1 to 2 years
    Corporate commercial paper......................     26,641       4,962       7,478          --
                                                       --------    --------    --------    --------
Total short-term and long-term investments:.........   $ 31,710    $248,711    $276,335    $     --
                                                       --------    --------    --------    --------

    Unrealized gains on available-for-sale securities at December 31, 2000 were approximately $60,000. Unrealized gains and losses on available-for-sale securities at December 31, 1999 were insignificant. Held-to-maturity securities are recorded at cost plus accrued amortization at December 31, 2000 which approximates fair value. Realized gains and losses on available-for-sale and held-to-maturity securities were insignificant in 2000 and 1999.

INVESTMENT IN VERSICOR:

    The Company also has an investment in Versicor which it began classifying as an available-for-sale security in August 2000, upon Versicor's initial public offering. The Company has marked to market its investment in Versicor at December 31, 2000 and has recorded an unrealized gain of approximately $10,688,000 which is included as a separate component of stockholders' equity.

E)  FINANCIAL INSTRUMENTS

    Financial instruments consist of the following at December 31:

                                                        2000                           1999
                                            ----------------------------   ----------------------------
(IN THOUSANDS)                              CARRYING AMOUNT   FAIR VALUE   CARRYING AMOUNT   FAIR VALUE
-----------------------------------------   ---------------   ----------   ---------------   ----------
6 1/4% Convertible Subordinated
 Debentures--due 2005....................       $ 92,858      $  317,054       $189,475       $411,047
7% Convertible Subordinated
 Debentures--due 2005....................       $299,960      $  424,263       $300,000       $319,125
5% Convertible Subordinated
 Debentures--due 2007....................       $460,000      $  481,160             --             --
                                                --------      ----------       --------       --------
                                                $852,818      $1,222,477       $489,475       $730,172

    The fair value of all the Debentures is from a quoted market source in 2000 and 1999.

F)  ACCOUNTS RECEIVABLE

    Sepracor's trade receivables in 2000 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts and payment term discounts related to accounts receivable was $378,000 and $165,000 at December 31, 2000 and 1999, respectively.

    Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

YEAR ENDED DECEMBER 31,                                      2000           1999
---------------------------------------------------------  --------       --------
Customer A...............................................       24%            20%
Customer B...............................................       11%            13%
Customer C...............................................       11%            --

G)  INVENTORIES

    Inventories consist of the following at December 31:

(IN THOUSANDS)                                                  2000       1999
------------------------------------------------------------  --------   --------
Raw materials...............................................   $2,322     $1,785
Work in progress............................................      432        765
Finished goods..............................................    3,244      1,905
                                                               ------     ------
                                                               $5,998     $4,455

H)  PROPERTY AND EQUIPMENT AND PATENTS, INTANGIBLE AND OTHER ASSETS

    Property and equipment consist of the following at December 31:

(IN THOUSANDS)                                              2000       1999
--------------                                            --------   --------
Land....................................................  $     85   $     85
Building................................................     2,967      2,918
Laboratory and manufacturing equipment..................    15,812     12,020
Office equipment........................................    15,349     10,950
Leasehold improvements..................................     5,239      4,969
                                                          --------   --------
                                                            39,452     30,942
Accumulated depreciation and amortization...............   (16,950)   (11,949)
                                                          --------   --------
                                                            22,502     18,993
Construction in progress................................       174         10
                                                          --------   --------
                                                          $ 22,676   $ 19,003
                                                          --------   --------

    Depreciation expense was $5,139,000, $4,487,000 and $2,952,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Patents, intangible assets and other assets, net consist of the following at December 31:

(IN THOUSANDS)                                              2000       1999
--------------                                            --------   --------
Deferred finance costs, net(1)..........................  $ 20,734   $ 12,720
Intangible assets and patents, net (2)..................    31,789     20,922
Other assets............................................     1,568        809
                                                          --------   --------
                                                          $ 54,091   $ 34,451

(1) The 2000 balance includes $14,033,000 of costs associated with the $460,000,000 in principal amount of 5% convertible subordinated debentures due 2007 issued in 2000.

(2) The 2000 balance includes $12,500,000 for the purchase of an exclusive license under patent rights related to an allergy product.

    The 1999 balance includes $17,950,000 for the assignment of rights, title and interest of a third party pertaining to several drug compounds.

I)  DISCONTINUED OPERATIONS

    On May 17, 1999, BioSphere sold substantially all of its assets and business, other than such assets and business relating to intracorporeal and on-line extracorporeal therapies or any autologous treatment, for approximately $11,000,000 in cash, and the assumption of certain liabilities. Upon the consummation of the sale, BioSepra Inc. changed its name to BioSphere
Medical, Inc. BioSphere utilized a portion of the proceeds to pay approximately $880,000 of transaction costs, to repay approximately $2,000,000 of outstanding bank debt, and to repay approximately $143,000 due to Sepracor.

    The net assets included in the sale had a net book value of approximately $10,500,000 on May 17, 1999, which was included in calculating a net loss for the sale of approximately $70,000. The operations, assets and liabilities of the business have been presented in accordance with Accounting Principles Board
(APB) Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF

DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS in the accompanying financial statements. Accordingly, the operating results of the discontinued business for the year ended December 31, 1999 and 1998 have been segregated from the continuing operations and reported as a separate line item on the consolidated statements of operations. The consolidated statement of cash flows for December 31, 1998 has also been restated to reflect the net assets of the sold business.

J)  ACCRUED EXPENSES

    Included in accrued expenses is $31,114,000 and $23,336,000 of accrued research and development expenses, $11,616,000 and $5,310,000 of accrued interest, $9,707,000 and $6,020,000 of accrued compensation, and $7,115,000 and $2,342,000 of accrued sales and marketing as of December 31, 2000 and 1999, respectively.

K)  NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt consist of the following at December 31:

(IN THOUSANDS)                                                  2000       1999
--------------                                                --------   --------
French Franc bank loan bearing interest at 5.4% payable in
  monthly installments through March 2005, secured by
  certain assets of BioSphere...............................   $  124     $   --
Loan from Atlantic Canada Opportunities Agency, non-interest bearing, repayable in 60 equal installments commencing
  March 15, 1998............................................      150        225
Government grant from Nova Scotia Department of Economic
  Development...............................................      830        854
Obligations under capital leases (See Note M)...............      138        177
                                                               ------     ------
                                                                1,242      1,256
Less current portion........................................     (144)      (120)
                                                               ------     ------
Total.......................................................   $1,098     $1,136
                                                               ------     ------

    In December 1999, Sepracor amended its revolving credit agreement (the "Revolving Credit Agreement") with a commercial bank to provide for borrowing of up to an aggregate of $25,000,000, pursuant to which BioSphere may borrow up to $2,000,000. Interest is payable monthly in arrears at prime (9.5% at December 31, 2000) or the LIBOR rate (6.6% at December 31, 2000) plus .75%. All borrowings are collateralized by certain assets of the companies. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. At December 31, 2000 and 1999, there was nothing outstanding under this agreement.

    Minimum annual principal repayment of notes payable and long-term debt, excluding capital leases, in each of the next five years is as follows:
2001--$94,000, 2002--$95,000, 2003--$47,000, 2004--$31,000, and 2005--$8,000

L)  CONVERTIBLE SUBORDINATED DEBENTURES

    In 1995, Sepracor issued $80,880,000 in principal amount of convertible subordinated debentures due 2002 (the "1995 Debentures"). The 1995 Debentures bore interest at 7% payable semi-annually and were due on December 1, 2002. The 1995 Debentures were convertible into shares of Common Stock of the Company at $9.84 per share and were redeemable by the Company commencing on

December 1, 1998. As part of the sale of the 1995 Debentures, Sepracor incurred approximately $2,788,000 of offering costs. These costs were classified in other assets and were being amortized over the life of the 1995 Debentures, which was seven years.

    In October 1998, Sepracor called for the redemption of its 1995 Debentures aggregating $80,880,000 in principal amount. On December 1, 1998, immediately prior to the redemption, all $80,880,000 of the 1995 Debentures were converted into 8,219,512 shares of Sepracor Common Stock. As a result of the conversion, Sepracor wrote off $1,582,000 of deferred financing costs against stockholders' equity (additional paid-in capital).

    In February 1998, Sepracor issued $189,475,000 in principal amount of 6 1/4% convertible subordinated debentures due 2005 (the "6 1/4% Debentures"). The
6 1/4% Debentures were convertible into Sepracor Common Stock, at the option of the holder, at a price of $23.685 per share and bore interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures were redeemable by the Company commencing February 2001. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs were approximately $183,370,000.

    In February 2000, Sepracor converted $96,424,000 in principal amount of its 6 1/4% Debentures. Costs related to the conversion of the 6 1/4% Debentures, including pre-paid interest, premiums and other costs of approximately $7,497,000 were recorded as other expense. Deferred finance costs of approximately $2,373,000 were written off against additional paid-in capital as a result of the conversion.

    In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures due 2005"). The 7% Debentures due 2005 are convertible into Sepracor Common Stock, at the option of the holder, at a price of $62.438 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures due 2005 are not redeemable by the Company prior to December 20, 2001. The Company may be required to repurchase the 7% Debentures due 2005 at the option of the holders in certain circumstances. As part of the sale of the 7% Debentures due 2005, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures due 2005. The net proceeds to the Company after offering costs were approximately $290,081,000.

    On February 14, 2000, Sepracor issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007 (the "5% Debentures"). On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. The 5% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% Debentures are redeemable by the Company prior to February 15, 2003 if the trading price of Sepracor Common Stock exceeds 150% of the conversion price ($138.57) for 20 trading days in a period of 30 consecutive trading days. The 5% Debentures are redeemable by the Company on or after February 15, 2003 if the trading price of Sepracor Common Stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. The Company may be required to repurchase the 5% Debentures at the option of the holders in certain circumstances. As part of the sale of the 5% Debentures, Sepracor incurred approximately $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% Debentures. The net proceeds to the Company after offering costs were approximately $445,967,000.

M)  COMMITMENTS AND CONTINGENCIES

    Future minimum lease payments under all noncancelable leases in effect at December 31, 2000, are as follows (in thousands):

YEAR                                              OPERATING LEASES   CAPITAL LEASES
----                                              ----------------   --------------
2001............................................       $1,479             $ 54
2002............................................        1,383               54
2003............................................        1,275               50
2004............................................        1,266               --
2005............................................        1,033               --
Thereafter......................................        2,674               --
                                                       ------             ----
Total minimum lease payments....................       $9,110             $158
Less amount representing interest...............           --              (20)
                                                       ------             ----
Present value of minimum lease payments.........       $9,110             $138

    Future minimum lease payments under operating leases relate primarily to Sepracor's and BioSphere's principal office, laboratory and production facilities. The lease terms provide options to extend the leases. The leases require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $1,576,000, $1,683,000 and $1,444,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    In September 2000, HemaSure repaid its $5,000,000 line of credit, which had been guaranteed by Sepracor. As a result, Sepracor recorded a $5,000,000 equity in investee gain and removed the corresponding liability for the loan guarantee.

N)  LITIGATION

    Currently, Sepracor is not party to any material legal proceedings.

    On February 7, 2001, BioSphere, along with its subsidiary, BSMD Ventures, Inc., filed a complaint for declaratory judgment in the United States District Court for the District of Delaware against Artes Medical USA, Inc. The complaint seeks a declaration that United States Patent No. 5,344,452, which we refer to as the '452 patent, which Artes claims to have the right to enforce, is invalid and not infringed by BioSphere and BSMD Ventures. The '452 patent relates to "implant[s] based on a biocompatible solid in powder form, in particular a plastic". In addition, Artes Medical USA filed a complaint against BioSphere in the United States District Court for the Central District of California (Los Angeles). The complaint claims that BioSphere is liable for infringement, inducement of infringement, and contributory infringement of the '452 patent. Artes seeks monetary damages as compensation for the alleged infringement and a permanent injunction against the alleged infringing activity. Artes Medical apparently asserts that all of BioSphere's microsphere-related products, including its Embosphere Microspheres, HepaSphere SAP Microspheres and MatrX Microspheres infringe the '452 patent. BioSphere believes Artes' claims are without merit and BioSphere intends to vigorously defend these claims.

O)  STOCKHOLDERS' EQUITY (DEFICIT)

    On January 20, 2000, the Company announced that its Board of Directors approved a two-for-one stock split. The stock split was effected in the form of a 100% stock dividend on February 25, 2000, to stockholders of record on February 1, 2000. All share data and stock prices have been adjusted to reflect the stock split for all periods presented.

    In May 1999, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation, as amended, increasing from 80,000,000 to 140,000,000 the number of authorized shares of common stock.

    In August 1999, Sepracor paid Georgetown University $10,000,000 in cash and issued 200,000 shares of Sepracor Common Stock to obtain all rights, title and interest held by Georgetown relating to terfenadine carboxylate, norastemizole, intraconazole enantiomers and ketoconazole enantiomers. The intellectual property rights purchased from Georgetown are being amortized over a ten year period.

    In 1998, Sepracor and Beckman terminated their stock purchase agreement under which Beckman acquired 625,000 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends totaling $6,850,000.

    On February 4, 2000, BioSphere announced that it had completed a private placement of approximately $5,900,000 of BioSphere common stock and warrants. Investors purchased 653,887 shares of BioSphere common stock and warrants to purchase 163,468 shares of BioSphere common stock. The transaction resulted in Sepracor recording a net gain of approximately $2,771,000 through additional paid-in capital.

    On March 3, 2000, HemaSure announced that it had completed a $28,000,000 private placement of common stock, consisting of 3,730,000 shares of HemaSure common stock. The transaction resulted in Sepracor recording a gain of approximately $1,417,000 through additional paid-in capital.

    In May 2000, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation, as amended, increasing from 140,000,000 to 240,000,000 the number of authorized shares of common stock.

    On July 31, 2000, BioSphere sold approximately $13,000,000 of its common stock in a private equity placement. Of this amount, Sepracor purchased approximately $5,000,000 of BioSphere common stock. As a result of the transaction, Sepracor recorded a net gain of approximately $1,702,000 through additional paid-in capital.

    In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Sepracor owns 1,593,750 shares, or approximately 7%, of Versicor's outstanding common stock. Sepracor considers its investment in Versicor as an available-for-sale security and as such has marked to market its investment at the December 31, 2000 market price of $8.625 per share, which resulted in the recording of an unrealized gain of $10,688,000 as a separate component of stockholders' equity for the year ended December 31, 2000.

    Sepracor has recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 2000, 1999 and 1998.

Unearned Compensation: (in thousands)                     2000       1999       1998
-------------------------------------                   --------   --------   --------
Balance at January 1,.................................   $(217)     $(144)     $ (94)
  Stock option grants.................................     (40)      (129)      (172)
  Stock option adjustments............................      --         --         94
  Amortization expense................................      68         56         28
                                                         -----      -----      -----
Balance at December 31,...............................   $(189)     $(217)     $(144)
                                                         -----      -----      -----

P)  STOCK PLANS AND WARRANTS

    STOCK PLANS: The Company has stock-based compensation plans, which are described below. The Company records the issuance of stock options using APB Opinion 25 and related interpretations in accounting for its plans. However, if the compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net loss and basic and diluted loss per share for the years ended December 31, 2000, 1999 and 1998 would have been increased to the pro forma amounts indicated in the following table:

                                                               2000                       1999                       1998
                                                     ------------------------   ------------------------   ------------------------
                                                                  BASIC AND                  BASIC AND                  BASIC AND
                                                        NET      DILUTED LOSS      NET      DILUTED LOSS      NET      DILUTED LOSS
   (IN THOUSANDS, EXCEPT LOSS PER SHARE AMOUNTS)      LOSS(1)     PER SHARE      LOSS(1)     PER SHARE      LOSS(1)     PER SHARE
   ---------------------------------------------     ---------   ------------   ---------   ------------   ---------   ------------
As reported............................              $(204,017)     $(2.80)     $(183,059)     $(2.77)     $ (93,433)     $(1.62)
Pro forma..............................              $(247,187)     $(3.40)     $(213,279)     $(3.23)     $(105,229)     $(1.82)

(1) Net loss represents net loss applicable to common shares.

    The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                2000         1999         1998
                                                             ----------   ----------   ----------
Expected option life.......................................  6.70 years   5.66 years   4.89 years
Expected volatility........................................     70%          55%          50%
Risk-free interest rate....................................    6.28%        5.81%        5.34%
Dividends..................................................     None         None         None

    The 1991 Restated Stock Option Plan (the "1991 Plan") provides for the granting of Incentive Stock Options ("ISOs") to officers and key employees of Sepracor and nonstatutory stock options ("NSOs") to officers, employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest generally over five years. In 1998, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of Common Stock which may be granted to 15,000,000. In 1999, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of Common Stock which may be granted to 18,000,000.

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

    The 1997 Stock Option Plan (the "1997 Plan") permits the Company to grant ISOs and NSOs to purchase up to 1,000,000 shares of Common Stock to employees and consultants of the Company. Executive officers are not entitled to receive stock options under the 1997 Plan. ISOs and NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and generally vest over five years. ISOs may not be granted at an exercise price less than fair market value.

    The 1999 Director Stock Option Plan (the "1999 Director Plan") permits the Company to grant NSOs to purchase 1,800,000 shares of Common Stock to non-employee directors of the Company. Options granted under the 1999 Director Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over a period of one to five years.

    In May 2000, the stockholders approved the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan permits the Company to grant ISOs, NSOs and restricted stock awards to purchase 2,500,000 shares of Common Stock to employees, officers, directors and consultants of the Company. Stock options granted under the 2000 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years.

    The following tables summarize information about stock options outstanding at December 31, 2000 (in thousands, except for per share amounts and contractual life):

                                            OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                             -------------------------------------------------   ------------------------------
                                           WEIGHTED-AVERAGE
                                              REMAINING
RANGE OF EXERCISE PRICE        NUMBER      CONTRACTUAL LIFE   WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
PER SHARE                    OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------------      -----------   ----------------   ----------------   -----------   ----------------
$ 2.50 -   4.25...........        226            3.2              $  3.15             218           $ 3.14
  4.75 -   7.75...........      1,041            5.0                 7.12             889             7.20
  8.05 -  12.07...........        279            6.1                10.26             155            10.38
 12.12 -  24.32...........      2,979            7.1                18.03             788            19.16
 31.12 -  42.38...........      2,109            8.3                37.10             395            38.35
 46.32 -  59.13...........      1,612            8.3                55.57             131            50.87
 71.88 -  87.50...........      1,224            9.4                84.08               0                0
 92.25 - 125.44...........        287            9.3               108.21               0                0
                                -----                                               -----
$ 2.50 - 125.44...........      9,757            7.6              $ 37.05           2,576           $17.69
                                -----                                               -----

                                                 2000                       1999                       1998
                                       ------------------------   ------------------------   ------------------------
                                                  AVERAGE PRICE              AVERAGE PRICE              AVERAGE PRICE
                                        NUMBER      PER SHARE      NUMBER      PER SHARE      NUMBER      PER SHARE
                                       --------   -------------   --------   -------------   --------   -------------
Balance at January 1,................   10,940       $25.37         9,870       $14.65         6,970       $ 6.58
  Granted............................    1,534        88.90         3,251        47.16         4,305        24.48

                                                 2000                       1999                       1998
                                       ------------------------   ------------------------   ------------------------
                                                  AVERAGE PRICE              AVERAGE PRICE              AVERAGE PRICE
                                        NUMBER      PER SHARE      NUMBER      PER SHARE      NUMBER      PER SHARE
                                       --------   -------------   --------   -------------   --------   -------------
  Exercised..........................   (2,235)       14.37        (1,920)        6.11        (1,243)        3.99
  Cancelled..........................     (482)       30.10          (261)       33.99          (162)       11.30
                                       -------                    -------                    -------
Balance at December 31,..............    9,757       $37.05        10,940       $25.37         9,870       $14.65
                                       -------                    -------                    -------
Options exercisable at
  December 31,.......................    2,576                      2,275                      2,386
Weighted-average fair value of
  options granted during the year....  $ 63.28                    $ 28.86                    $ 13.33

    There were 5,094,000 options available for future grant as of December 31, 2000.

    The 1996 Employee Stock Purchase Plan (the "1996 ESPP") permits for an aggregate of 240,000 shares of Common Stock to be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased 33,000, 48,000 and 34,000 shares for a total of $1,701,000, $1,284,000 and $583,000, during the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, there were 59,000 shares of Common Stock authorized for future issuance under the 1996 ESPP.

    The 1998 Employee Stock Purchase Plan (the "1998 ESPP") permits for an aggregate of 600,000 shares of Common Stock to be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. At
December 31, 2000, no shares had been issued and there were 600,000 shares of Common Stock authorized for future issuance under the 1998 ESPP.

    STOCK WARRANTS: Sepracor received $407,000 from the exercise of warrants to purchase 110,418 shares of Common Stock in 1998. At December 31, 2000 and 1999 there were no outstanding warrants.

Q)  INCOME TAXES

    Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 2000, 1999 and 1998. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset.

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $58,800,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

    At December 31, 2000, Sepracor had federal and state tax NOL carryforwards of approximately $657,000,000 and $539,000,000, respectively, which both begin to expire in 2001. Approximately $697,000 of federal NOLs and $9,300,000 of state NOLs expired in 2000. Based upon the Internal Revenue Code and changes in company ownership, utilization of the NOL will be subject to an annual limitation. Sepracor also has an NOL from its operation in Canada of approximately $3,900,000, which may be carried forward indefinitely. At
December 31, 2000, Sepracor had federal and state research and experimentation credit carryforwards of approximately $19,000,000 and $14,000,000, respectively, which begin to expire in 2001 and in 2006, respectively. Sepracor also had Canadian research and experimentation credits of $1,800,000 which begin to expire in 2004.

    The components of Sepracor's net deferred taxes were as follows at December 31:

(IN THOUSANDS)                                            2000        1999
--------------                                          ---------   ---------
ASSETS
  NOL carryforwards...................................  $ 277,432   $ 116,253
  Reserves............................................      4,382         986
  Tax credit carryforward.............................     35,225      23,159
  Patent..............................................        926         808
  Accrued expenses....................................     16,562      11,425
  Research and development capitalization.............     15,461      58,607
  Intangibles.........................................      2,915          --
  Property and equipment..............................        742         675
  Other...............................................      1,437         719
LIABILITIES
  Basis difference of subsidiaries....................     (3,781)     (5,192)
Valuation allowance...................................   (351,301)   (207,440)
                                                        ---------   ---------
Net deferred taxes....................................  $      --   $      --
                                                        ---------   ---------

R)  AGREEMENTS

    In December 1997, Sepracor signed a license agreement with Schering-Plough Corporation ("Schering") giving Schering exclusive worldwide rights to Sepracor's patents covering desloratadine, an active metabolite of loratadine. Under the agreement, Schering paid Sepracor an initial license fee of $5,000,000 in January 1998. The agreement includes royalties on desloratadine sales, if any, beginning at product launch. The royalty rate paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones.

    In February 1998, Sepracor signed a collaboration and license agreement with Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine (the "Norastemizole Agreement"). Under the terms of the Norastemizole Agreement, the companies agreed to jointly fund the development of norastemizole, and Janssen had an option to acquire certain rights regarding the product in the U.S. and abroad. On May 14, 1999, Sepracor announced that Janssen elected not to exercise its option to co-promote norastemizole under the Norastemizole Agreement. Sepracor has continued to fund clinical development and marketing of the drug. Under the terms of the Norastemizole Agreement, Sepracor has worldwide rights to make, use, and sell prescription norastemizole products under all Johnson & Johnson intellectual property relating to norastemizole, including the right to reference data from the astemizole New Drug Application, for manufacture, development and marketing of prescription norastemizole products. In exchange, Johnson & Johnson will receive a royalty on Sepracor's sales of norastemizole, if any.

    In July 1998, Sepracor signed a second license agreement with Janssen (the "Ticalopride Agreement") (formerly referred to as the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering ticalopride, an isomer of the active metabolite of PROPULSID-Registered Trademark-. Under the terms of the Ticalopride Agreement, Sepracor has exclusively licensed its ticalopride rights to Janssen, which expects to develop and market the ticalopride product worldwide. Under the Ticalopride Agreement, Janssen would pay Sepracor royalties on ticalopride sales, if any, beginning at first product launch in those countries where Sepracor has issued patents covering Janssen's approved indications. Royalty rates paid to Sepracor will escalate upon the achievement of sales volume milestones.

    In December 1998, Sepracor signed a license agreement (the "Lilly Agreement") with Eli Lilly and Company ("Lilly") giving Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, which is a modified form of an active ingredient found in PROZAC-Registered Trademark-. Under the terms of the Lilly Agreement, and subject to approval under the HSR Act, Sepracor received an initial milestone payment and license fee of $20,000,000, which was recorded as revenue in April 2000 in accordance with the terms of the Agreement. In October 2000, Sepracor announced that it had been notified by Lilly that it had terminated the Lilly Agreement. Under the terms of the Lilly Agreement, Lilly will return the existing scientific data on the project to Sepracor.

    In June 1999, Sepracor announced a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of ZYRTEC-Registered Trademark- (racemic cetirizine). Under the terms of the agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications regarding levocetirizine in Europe and all other countries, except the United States and Japan. UCB will begin to pay Sepracor royalties upon first product sales, if any, and royalties will escalate upon achievement of sales volume milestones.

    In 1993, Sepracor licensed to Marion Merrell Dow, which became Hoechst Marion Roussel Inc. and is now Aventis (referred to herein as "HMRI"), its U.S. patent application covering the use of terfenadine carboxylate (also known as fexofenadine), a metabolite of terfenadine, marketed by HMRI as SELDANE-Registered Trademark- (the "HMRI Agreement"). On September 1, 1999, HMRI, and Sepracor amended the HMRI Agreement to settle all patent issues with respect to fexofenadine, marketed by HMRI as ALLEGRA-Registered Trademark-. Under the terms of a U.S. agreement, Sepracor and HMRI have settled an ongoing arbitrated patent interference involving their U.S. patent properties by assignment to HMRI of Sepracor patent properties. HMRI also obtained an exclusive license to various other Sepracor U.S. patent applications related to fexofenadine. Sepracor will receive royalties on fexofenadine sales, if any, in the U.S. upon expiration of HMRI's composition of matter patent in February 2001. Under the terms of a separate ex-U.S. agreement, HMRI obtained an exclusive license to Sepracor's patents that had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the U.S. Sepracor is entitled to royalties on fexofenadine product sales effective March 1, 1999 in countries where Sepracor has patents related to fexofenodine. For the years ended December 31, 2000 and 1999, the Company recorded approximately $2,495,000 and $1,746,000 in royalty payments, respectively. In October 1999, upon effectiveness of the amended HMRI Agreement, Sepracor also recognized a $1,875,000 milestone payment that had previously been deferred.

    In October 1999, Sepracor announced that it had entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis) ("RPR"), under which Sepracor has exclusively licensed RPR's preclinical, clinical and post-marketing surveillance data package relating to (S)-zopiclone, its isomers and metabolites, to develop, make, use and sell (S)-zopiclone in the U.S. RPR has assigned all U.S. patent applications relating to (S)-zopiclone to Sepracor. Pursuant to the agreement, RPR retained the right under the licensed data package to manufacture
(S)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor paid a $5,000,000 license fee to RPR in 1999 and will pay a royalty to RPR on
(S)-zopiclone product sales, if any, in the U.S. Sepracor has recognized expense for $1,000,000 in 2000 based on initiation of Phase III clinical trials of
(S)-zopiclone. Sepracor may also be required to pay RPR additional milestone payments.

S)  EMPLOYEES' SAVINGS PLAN

    Sepracor has a 401k savings plan (the "401k Plan") for all domestic employees. Under the provisions of the 401k Plan, employees may voluntarily contribute up to 15% of their compensation, up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 2000, 1999 and 1998. Sepracor incurred expenses of $391,000, $337,000 and $177,000 in 2000, 1999 and 1998, respectively, as its matching contribution.

T)  BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

    For "Disclosures about Segments of an Enterprise and Related Information" segments represent the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. Sepracor operates in one business segment.

    Financial information by geographic area is presented below.

GEOGRAPHIC AREA DATA:

(IN THOUSANDS)                                       2000       1999       1998
--------------                                     --------   --------   --------
Revenues
  United States:
    Unaffiliated customers.......................  $82,550    $20,393    $10,209
  Europe:
    Unaffiliated customers.......................    1,290      2,266         --
    Related parties..............................    1,405         --         --
                                                   -------    -------    -------
Total revenues...................................  $85,245    $22,659    $10,209

Long-lived assets:
  United States..................................  $82,567    $49,439    $29,379
  Europe.........................................      412        251         --
  Canada.........................................    7,534      6,905      6,655
                                                   -------    -------    -------
Total long-lived assets..........................  $90,513    $56,595    $36,034

    Sepracor had no export sales to the Far East for the years ended December 31, 2000, 1999 and 1998. Revenues are attributed to geographic locations based on the selling location.

U)  QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

                                                                 FOR THE QUARTER ENDED
                                                 ------------------------------------------------------
                                                 MARCH 31,      JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                   2000           2000         2000            2000
(IN THOUSANDS, EXCEPT PER SHARE DATA)            ---------      --------   -------------   ------------
Net revenues...................................  $ 15,133       $ 34,252     $ 11,483        $ 24,377
Gross profit...................................    10,163         31,121        8,949          20,678
Net loss applicable to common shares...........   (54,037)       (31,308)     (45,226)        (73,446)
Loss per share: basic and fully diluted(1).....      (.76)          (.43)        (.62)          (1.00)

                                                                FOR THE QUARTER ENDED
                                                ------------------------------------------------------
                                                MARCH 31,      JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                  1999           1999         1999            1999
                                                ---------      --------   -------------   ------------
Net revenues..................................  $   2,724(2)   $  5,014     $  2,483        $ 12,438
Gross profit..................................      2,558(2)      3,859        1,577           9,746
Net loss applicable to common shares..........    (30,324)      (36,603)     (55,749)        (60,384)
Loss per share: basic and fully diluted(1)....       (.46)         (.56)        (.84)           (.90)

(1) All per share amounts have been adjusted for the two-for-one stock split of the Company's Common Stock distributed on February 25, 2000 to stockholders of record on February 1, 2000.

(2) Net revenues were $5,082 and gross profit was $3,899 prior to restatement for BioSphere discontinued operations.

V)  SUBSEQUENT EVENTS

    In February 2001, HemaSure signed an asset purchase agreement with Whatman plc. Under the terms of the agreement, Whatman agreed to purchase HemaSure's assets, except for cash, cash equivalents and marketable securities, and assume all of the liabilities of HemaSure, subject to certain exceptions as defined in the agreement. Closing of the transaction is subject to certain conditions, including the approval of HemaSure's stockholders.

    On January 19, 2001, Sepracor called for the redemption of its remaining outstanding 6 1/4% Debentures aggregating $92,858,000 in principal amount. On February 20, 2001, immediately prior to the redemption, all $92,858,000 of the 6 1/4% Debentures were converted into 3,920,608 shares of Sepracor Common Stock. As a result of the conversion, Sepracor wrote off approximately $1,525,000 of deferred financing costs through additional paid-in capital.

    In January 2001, Sepracor signed a lease to occupy approximately
192,600 square feet of office and research and development space in a facility to be built in Marlborough, Massachusetts. The lease, which is contingent upon the completion of the building, will begin on the occupancy date, expected to be June 2002, and will include an option for Sepracor to lease two additional buildings, totaling approximately 232,400 square feet, which will be constructed on the same site. Sepracor will finance the construction of the entire site through a series of two interest rate bearing, secured loans totaling up to $27,000,000, to the developer of the site and will have first right to purchase the entire property beginning in June 2002.

ANNUAL MEETING INFORMATION

    The Annual Meeting of Stockholders will be held at 9:00 a.m. on May 23, 2001 at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

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

OFFICERS

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer

William J. O'Shea
President and Chief Operating Officer

David P. Southwell
Executive Vice President; Chief Financial Officer and Secretary

Paul D. Rubin, M.D.
Executive Vice President, Drug Development and ICE Research

Robert F. Scumaci
Executive Vice President, Finance and Administration and Treasurer

James R. Hauske, Ph.D.
Senior Vice President, Discovery

Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs and Chief Patent Counsel

Stephen A. Wald
Senior Vice President, Chemical Research and Development

[PHOTO OF EXECUTIVES WITH CAPTION BELOW]

    Soltara is a trademark and ICE and Xopenex are registered trademarks of Sepracor Inc. EmboSphere is a registered trademark of BioSphere. Xyzal and Xusal are trademarks and Zyrtec is a registered trademark of UCB, Societe Anonyme. Ventolin and Serevent are registered trademarks of Glaxo Group Limited. Clarinex, Aerius and Neoclarilyn are trademarks and Proventil and Claritin are registered trademarks of Schering Corporation. Foradil is a registered trademark of Ciba-Geigy Corporation. Atock is a trademark of Yamanouchi, Inc. Hismanal is a registered trademark of Janssen Pharmaceutica N.V. Seldane is a registered trademark of Merrell Dow Pharmaceuticals, Inc. Ditropan is a registered trademark of Marion Laboratories, Inc. Allegra is a registered trademark of Merrell Pharmaceuticals. Cardura is a registered trademark of Pfizer Inc. Prozac is a registered trademark of Dista. Propulsid is a registered trademark of Johnson & Johnson. Imovane and Amoban are registered trademarks of Rhone-Poulenc Rover S.A. Meridia is a registered trademark of Knoll Pharmaceutical Company.