Form 10-K, Exhibit 13
period 2001-12-31
SEPRACOR INC /DE/
filed 2002-04-01
CIK 877357

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

SEPRACOR INC. SELECTED FINANCIAL DATA

	Year Ended December 31,
(In Thousands, Except Share and Per Share Data)
	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:
Revenues:
Product sales	$125,248	$57,160	$16,383	$155	$117
Royalties	25,663	2,573	2,000	243	204
Collaborative research and development	—	3,573	2,390	4,761	—
License fees and other	1,184	21,939	1,886	5,050	1,874

Total revenues	152,095	85,245	22,659	10,209	2,195
Costs and expenses:
Cost of revenue	15,904	14,334	4,919	575	541
Research and development	231,278	170,759	122,400	61,797	41,230
Selling, general and administrative and patent costs	131,386	98,398	65,336	30,123	12,609

Total costs and expenses	378,568	283,491	192,655	92,495	54,380

Loss from operations	(226,473)	(198,246)	(169,996)	(82,286)	(52,185)
Other income (expense):
Interest income	25,669	41,919	21,896	13,191	5,639
Interest expense	(47,793)	(47,760)	(33,078)	(16,969)	(5,976)
Equity in investee gains (losses)(1)	(1,601)	3,501	(3,246)	(7,482)	(2,755)
Other(2)	997	(7,051)	272	(60)	331
Gain on sale of affiliate stock(3)	23,034	—	—	—	30,069

Net loss before minority interest	(226,167)	(207,637)	(184,152)	(93,606)	(24,877)
Minority interest in subsidiary	2,152	3,620	1,438	534	428

Net loss from continuing operations	(224,015)	(204,017)	(182,714)	(93,072)	(24,449)
Discontinued operations:
Loss from discontinued operations (net of minority interest)(4)	—	—	(345)	(211)	(1,674)

Net loss	$(224,015)	$(204,017)	$(183,059)	$(93,283)	$(26,123)

Net loss applicable to common shares(5)	$(224,015)	$(204,017)	$(183,059)	$(93,433)	$(26,723)

Basic and diluted net loss per common share from continuing operations	$(2.89)	$(2.80)	$(2.77)	$(1.61)	$(0.44)
Basic and diluted net loss per common share from discontinued operations	—	—	$(0.00)	$(0.01)	$(0.04)

Basic and diluted net loss per common share	$(2.89)	$(2.80)	$(2.77)	$(1.62)	$(0.48)

Shares used in computing basic and diluted net loss per common share:
Basic and diluted	77,534	72,757	66,049	57,826	55,198

BALANCE SHEET DATA:
Cash and short and long-term investments	$904,389	$634,479	$335,823	$499,597	$92,560
Total assets	1,093,531	750,958	406,635	549,260	126,388
Long-term debt	1,260,817	853,916	490,611	491,910	83,736
Stockholders' equity (deficit)	$(313,702)	$(214,674)	$(155,705)	$4,428	$12,368
(1)
Represents Sepracor's portion of BioSphere Medical, Inc. losses in 2001, Sepracor's portion of HemaSure Inc. losses and a gain of $5,000 resulting from the release of a HemaSure loan guarantee in 2000 as a result of HemaSure Inc.'s repayment in full of the loan, and HemaSure Inc. and Versicor Inc. losses in 1999. Includes the write-off of a HemaSure line of credit guarantee in 1998. See Footnote C—Notes to Consolidated Financial Statements.
(2)
Includes $7,497 in expenses relating to prepaid interest and fees for the conversion of 6.25% convertible subordinated debentures in 2000.

(3)
Represents Sepracor's gain on the sale of 2,600,000 shares of BioSphere Medical Inc. common stock in 2001 and Sepracor's gain on the sale of ChiRex Inc. in 1997.
(4)
Discontinued operations relate to BioSphere Medical, Inc. See Footnote I—Notes to Consolidated Financial Statements.
(5)
Includes $150 and $600 in preferred stock dividends in 1998 and 1997, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

        This Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Company's business, operations and financial condition, including statements with respect to the safety, efficacy and potential benefits of the Company's products under development, expectations with respect to development and commercialization of the Company's product candidates, the timing of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and the Company's products and information with respect to the other plans and strategies for the Company's business and the business of the subsidiaries. All statements other than statements of historical facts included in this Annual Report to Stockholders regarding the Company's strategy, future operations, timetables for product testing, regulatory approvals and commercialization, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report to Stockholders, the words "expect", anticipate", intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Factors Affecting Future Operating Results", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report to Stockholders.

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

Overview

        Sepracor Inc. is a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds including product candidates directed toward serving unmet medical needs. Sepracor's drug development program has yielded an extensive portfolio of pharmaceutical compounds that are focused on the treatment of respiratory, urology and central nervous system disorders. Sepracor's corporate headquarters are located in Marlborough, Massachusetts.

        The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including BioSphere Medical, Inc. ("BioSphere") (a consolidated subsidiary through July 2, 2001) and Sepracor Canada Limited. The consolidated financial statements also include equity ownership in Sepracor's affiliate, HemaSure Inc. ("HemaSure"), and an investment in Versicor Inc. ("Versicor").

        BioSphere is an endovascular medical device company, pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy devices. Sepracor owned approximately 64% of BioSphere at December 31, 1999. On February 4, 2000, BioSphere completed a $5,900,000 private placement of common stock and warrants. As a result of this transaction, Sepracor recorded a net gain of approximately $2,771,000 through additional paid-in capital and Sepracor's ownership of BioSphere decreased to approximately 59%. On July 31, 2000, BioSphere sold approximately $13,000,000 of its common stock in a private equity placement. Of this amount, Sepracor purchased approximately $5,000,000 of BioSphere common stock. As a result of the transaction, Sepracor recorded a net gain of approximately $1,702,000 through additional paid-in capital, and the Company's ownership in BioSphere decreased to approximately 56%. At December 31, 2000, Sepracor's ownership in BioSphere was approximately 55%.

        In July 2001, Sepracor sold 2,000,000 shares of BioSphere common stock held by it in an underwritten public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. In August 2001, Sepracor sold an additional 600,000 shares of BioSphere common stock held by it at $11.00 per share pursuant to exercise of the underwriters' over-allotment option. Sepracor received net proceeds, after offering costs, from the combined sales of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere has been reduced to approximately 25% as of December 31, 2001. Effective July 3, 2001, Sepracor no longer consolidates the results of BioSphere and now records its investment in BioSphere under the equity method. Sepracor recorded $1,601,000 as its share of BioSphere losses for the period ended December 31, 2001.

        HemaSure had been applying its proprietary filtration technology to develop products to increase the safety of blood collection and transfusion. At December 31, 1999, Sepracor owned approximately 27% of the outstanding shares of HemaSure common stock. In February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and for warrants to purchase approximately 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain of $820,000 through additional paid-in capital. On March 3, 2000, HemaSure completed a $28,000,000 private placement of common stock. As a result of this transaction, Sepracor's ownership of HemaSure decreased to approximately 22% and Sepracor recorded a gain of approximately $1,417,000 through additional paid-in capital. The Company also had a $5,000,000 liability at December 31, 1999, relating to a guarantee of a line of credit for HemaSure. In September 2000, HemaSure repaid the $5,000,000 line of credit, and as a result, Sepracor recorded a $5,000,000 equity in investee gain and removed the corresponding liability for the loan guarantee. Sepracor accounts for its investment in HemaSure using the equity method of accounting. At December 31, 2001 and 2000, Sepracor's ownership in HemaSure was approximately 23% and 22%, respectively and its investment in HemaSure was recorded at zero.

        In February 2001, HemaSure signed an asset purchase agreement with Whatman plc. Under the terms of the agreement, Whatman agreed to purchase HemaSure's assets, except for cash, cash equivalents and marketable securities of HemaSure, subject to certain exceptions as defined in the agreement. On May 29, 2001, HemaSure completed the sale to Whatman Bioscience Inc., a Massachusetts corporation and a subsidiary of Whatman plc. Following the sale, HemaSure changed its corporate name to HMSR, Inc.

        In November 2001, HMSR, Inc. announced that it had signed a definitive agreement to merge with Point Therapeutics, Inc. Following the merger, HMSR's current stockholders will own approximately 23% of the combined company. HMSR's stockholders voted to approve the merger at a stockholders' meeting held in March 2002.

        Versicor develops novel drug candidates principally for the treatment of infectious diseases. From December 10, 1997 through April 1999, Sepracor recorded Versicor's results based on the equity method of accounting. As a result of various Versicor private equity offerings in 1999, Sepracor recorded a gain through additional paid-in capital of $1,077,000 in 1999 and began accounting for its investment under the cost method of accounting in April 1999. In 1999, Sepracor paid $1,000,000 to Versicor under a promissory note agreement, which was later converted into Versicor preferred stock. In August 2000, Versicor completed an initial public offering of its common stock. As of December 31, 2000, Sepracor owned approximately 8% of Versicor's outstanding common stock. Sepracor considers its investment in Versicor as an available-for-sale security and as such has marked to market its investment at the December 31, 2000 market price of $8.625 per share, which resulted in the recording of an unrealized gain of $10,688,000 as a separate component of stockholders' equity in 2000.

        As of December 31, 2001, Sepracor owns 1,809,143 shares, or approximately 8%, of Versicor's outstanding common stock. Sepracor also has warrants to purchase an additional 76,250 shares of Versicor common stock at $5.00 per share, which expire in December 2002. Sepracor recognized $1,252,000 as other income in 2001 for changes in the valuation of the warrants at December 31, 2001. Sepracor has marked to market its investment in Versicor at the December 31, 2001 market price of $20.25 per share, which resulted in the recording of an unrealized gain of $22,889,000 as a separate component of stockholders' equity in 2001.

        In May 1999, Sepracor introduced XOPENEX brand levalbuterol HCl, a single isomer of the bronchodilator albuterol. XOPENEX is the first pharmaceutical product developed and commercialized by Sepracor.

        During 2002, the Company expects to incur increasing operating expenses primarily due to expansion of research and development activities relating to development of the Company's portfolio of pharmaceuticals and late stage drug candidates. Sales and marketing expenses are expected to increase in connection with a larger sales force. As a result, the Company expects to incur operating losses for at least the next two years.

Revenue-Related Agreements

        Tecastemizole.    Effective January 1998, Sepracor and Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), entered into an agreement (the "Tecastemizole Agreement"; formerly referred to as the "Norastemizole Agreement"), relating to the development and marketing of tecastemizole (formerly norastemizole), a third generation nonsedating antihistamine. Under the terms of the Tecastemizole Agreement, the companies agreed to jointly fund the development of tecastemizole, and Sepracor granted to Janssen an option to acquire certain rights regarding the product in the United States and abroad. In May 1999, Sepracor announced that Johnson & Johnson elected not to exercise its option to co-promote tecastemizole under the Tecastemizole Agreement. Sepracor continued to fund clinical development and marketing of the drug and submitted an NDA to the U.S. Food and Drug Administration (the "FDA") for SOLTARA brand tecastemizole in March 2001. Under the terms of the Tecastemizole Agreement, Sepracor has worldwide rights to make, use and sell prescription tecastemizole products under all Johnson & Johnson intellectual property rights relating to tecastemizole, including the right to reference Johnson & Johnson's data for astemizole, in exchange for royalty payments on sales of tecastemizole. Sepracor anticipates selling SOLTARA, if approved, through its own expanded sales force.

        Fexofenadine.    In September 1999, Hoechst Marion Roussel Inc. (now Aventis) and Sepracor settled patent issues with respect to fexofenadine, marketed by Aventis as ALLEGRA®, and amended their existing agreement (as so amended, the "Aventis Fexofenadine Agreement"). Under the terms of the U.S. Aventis Fexofenadine Agreement, Aventis received all rights to Sepracor's patents with respect to fexofenadine and obtained an exclusive license to various Sepracor U.S. patent applications related to fexofenadine. In October 1999, upon effectiveness of the amended Aventis Fexofenadine Agreement, Sepracor recognized license fee revenue of $1,875,000 from a milestone payment that had been previously deferred. Sepracor has earned royalties on fexofenadine sales in the United States since February 2001. Under the terms of a separate ex-U.S. Aventis Fexofenadine Agreement, Aventis obtained an exclusive license to Sepracor's patents related to fexofenadine, that had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the United States. Sepracor has been entitled to royalties on fexofenadine product sales since March 1, 1999 in countries where Sepracor has patents related to fexofenadine. The Company recorded $25,379,000, $2,495,000 and $1,746,000 of royalty revenues under the Aventis Fexofenadine Agreement in 2001, 2000 and 1999, respectively.

        Levocetirizine.    In June 1999, Sepracor entered into a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC® (the "UCB Agreement"), for the treatment of allergic rhinitis. Under the terms of the UCB Agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. Sepracor is entitled to receive royalties under the UCB Agreement upon first product sales and royalties will escalate upon achievement of sales volume milestones. In September 2001, UCB announced that European Union Member States granted a positive opinion for levocetirizine, a single isomer of ZYRTEC, for the treatment of symptoms of seasonal allergic rhinitis (SAR), perennial allergic rhinitis (PAR) and chronic idiopathic urticaria (CIU), or hives of unknown cause, in adults and children aged 6 years and older. UCB has marketed levocetirizine under the brand names XUSAL™ and XYZAL® in Germany since February 2001, and in 4 other European countries since the fourth quarter of 2001. UCB has received regulatory approval in 9 other countries where Sepracor expects to earn royalties upon launch in 2002.

        Desloratadine.    In December 1997, Sepracor licensed to Schering Plough Corporation ("Schering") exclusive worldwide rights to Sepracor's patents covering desloratadine (the "DCL Agreement"), an active metabolite of loratadine, which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on desloratadine sales, beginning at product launch. Royalties will escalate over time upon achievement of sales volume and other milestones. On January 19, 2001, Schering received an approvable letter for desloratadine from the FDA, which indicated that the product could be approved pending final approval by the FDA. On February 15, 2001, Schering announced that the FDA had issued reports citing deficiencies concerning Schering's compliance with current Good Manufacturing Processes, or GMPs, and that the FDA had advised Schering that GMP deficiencies must be resolved prior to the FDA granting approval of desloratadine. In December 2001, Schering announced that CLARINEX® (desloratadine) 5mg tablets had received marketing clearance from the FDA and Schering commercially launched CLARINEX in 2002.

        Eszopiclone.    In October 1999, Sepracor entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis) under which Sepracor exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States (the "Aventis Eszopiclone Agreement"). Under the Aventis Eszopiclone Agreement, Aventis assigned all U.S. patent applications relating to zopiclone to Sepracor, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor paid a $5,000,000 license fee to Aventis in 1999 and will pay a royalty to Aventis on eszopiclone product sales in the U.S., if any. Sepracor recognized expense of $1,000,000 in 2000 based on the initiation of Phase III clinical trials of eszopiclone and may be required to pay additional milestone payments to Aventis.

        (R)-Fluoxetine.    In December 1998, Sepracor entered into an agreement with Eli Lilly and Company ("Lilly") under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, a modified form of an active ingredient found in fluoxetine, marketed by Lilly as PROZAC (the "Lilly Agreement"). In April 2000, following completion of the Federal Trade Commission review of the Lilly Agreement, the Company received an initial milestone payment and license fee of $20,000,000, which was recorded as license fee revenue in 2000. The Company also recorded $3,573,000 of collaborative research and development revenue in 2000 related to previous costs incurred in the development of (R)-fluoxetine under the Lilly Agreement. In October 2000, the Company was notified by Lilly that Lilly had terminated the exclusive license agreement covering (R)-fluoxetine. In accordance with the Lilly Agreement, Lilly has returned the existing scientific data on the project to Sepracor. Given the extended development timetable and an assessment of the competitive environment, we have elected not to pursue development of (R)-fluoxetine at this time.

        Ticalopride.    In July 1998, Sepracor entered into a license agreement with Janssen (the "Ticalopride Agreement"; formerly referred to as the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering ticalopride ((+)-norcisapride), an isomer of the active metabolite of Janssen's PROPULSID. Under the terms of the Ticalopride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. Under the Ticalopride Agreement, Janssen has agreed to pay Sepracor royalties on ticalopride sales, if any, beginning at product launch in those countries where Sepracor has issued patents covering Janssen's approved indications. Under the terms of the Ticalopride Agreement, the royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones. In April 2001, the Company was notified by Janssen that clinical investigators were informed that two Phase II trials to evaluate the efficacy and safety of ticalopride in subjects with symptoms of GERD, or gastroparesis, were being suspended pending further analysis of a small number of adverse events reported in GERD and diabetic patients. We continue to work with Johnson and Johnson to assess the data from the suspended Phase II trials of ticalopride.

Results of Operations

Year Ended December 31, 2001 Compared to 2000

        Product sales were $125,248,000 in 2001 as compared with $57,160,000 in 2000, an increase of 119%. Sales of XOPENEX, which Sepracor commercially introduced in May 1999, accounted for approximately 98% of 2001 product sales and 96% of 2000 product sales. The increase in product sales in 2001 as compared with 2000 is due primarily to increased unit volume sales of XOPENEX.

        Royalties were $25,663,000 in 2001 as compared with $2,573,000 in 2000. The increase in 2001 as compared with 2000 is primarily due to increased royalties earned on sales of ALLEGRA in 2001, under the Aventis Fexofenadine Agreement in 2001. Sepracor began earning royalties on commercial sales of ALLEGRA in the United States during February 2001, in Japan during November 2000 and in several other countries from 1999 to present.

        License fees and other revenues were $1,184,000 in 2001 as compared with $21,939,000 in 2000. License fee revenue in 2000 was comprised of a $20,000,000 milestone and license fee payment recognized under the Lilly Agreement. Under the Lilly Agreement, Sepracor licensed to Lilly its patents covering (R)-fluoxetine. Other revenues represent revenues of BioSphere other than product revenues recognized by BioSphere in connection with its core EmboSphere Microsphere business.

        Collaborative research and development revenues were $0 in 2001 as compared with $3,573,000 in 2000. Collaborative research and development revenues in 2000 were comprised of fees recognized under the Lilly Agreement.

        Cost of products sold, as a percentage of product sales, was 12% in 2001 compared with 20% in 2000. The decrease in cost of products sold as a percentage of product sales in 2001 as compared with 2000 was primarily due to lower XOPENEX manufacturing costs on a per unit basis due primarily to an increased number of units having been produced in 2001, as compared to 2000.

        Cost of license fees and other revenue was $493,000 in 2001 as compared with $3,056,000 in 2000. The cost of license fee revenue in 2000 was $2,000,000, which represents sublicense fees owed by us under a license agreement with McLean Hospital pertaining to patents licensed by us to Lilly under the Lilly Agreement.

        Research and development expenses were $231,278,000 in 2001 as compared with $170,759,000 in 2000, an increase of 35%. The increase in 2001 as compared with 2000 is primarily due to increased spending on preclinical and clinical studies in Sepracor's pharmaceutical programs, including (1) the initiation of new clinical studies for SOLTARA brand tecastemizole, and a NDA submission to the FDA for tecastemizole, which was submitted in March 2001, (2) NDA preparation costs and Phase III clinical study costs relating to ESTORRA brand eszopiclone, (3) the initiation of Phase III clinical studies for (S)-oxybutynin and the completion of Phase II clinical studies for (S)-oxybutynin, (4) the initiation of a Phase III clinical study for (R,R)-formoterol and (5) the expenses related to several clinical trials for levalbuterol and new formulations of XOPENEX and the completion of a supplemental New Drug Application (an "sNDA") for a pediatric formulation of XOPENEX, which was submitted to the FDA in March 2001.

        Drug development and approval in the U.S. is a multi-step process regulated by the FDA. The process begins with the filing of an IND, which, if successful, allows opportunity for clinical study of the potential new drug. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs in clinical development are in the Phase III clinical trials as they tend to be the longest and largest studies in the drug development process. Following successful completion of Phase III clinical trials, an NDA must be filed with, and accepted by, the FDA, and the FDA must approve the NDA, prior to commercialization of the drug. Sepracor currently has four product candidates in Phase III clinical studies and one NDA recently reviewed, but not approved, by the FDA. The successful development of the Company's product candidates is highly uncertain. An estimation of product completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. The lengthy process of seeking FDA approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by the Company to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect the Company's business. The Company cannot assure you that any approval required by the FDA will be obtained on a timely basis, if at all.

        For additional discussion of the risks and uncertainties associated with completing development of potential product candidates, see "Factors Affecting Future Operating Results".

        Below is a summary of Sepracor's product candidates and the related stages of development for each product candidate in clinical development. The "Estimate of Completion of Phase" column contains forward-looking statements regarding timing of completion of product development phases.

The actual timing of completion phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2001, and the 5 product candidates listed accounted for approximately 90% of the Company's direct project research and development spending in 2001.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
ESTORRA (eszopiclone)	Sleep disorders	Phase III	2002
SOLTARA (tecastemizole)	Respiratory—Allergies	NDA	2003	*
S-Oxybutynin	Urinary—incontinence	Phase III	2003
R,R - Formoterol	Respiratory—Asthma	Phase III	2003
XOPENEX-MDI	Respiratory—Asthma	Phase III	2003

*
SOLTARA received a "not-approvable" letter from the FDA in March 2002. The Company does not expect the SOLTARA NDA to receive FDA approval, if at all, before mid-2003.

        Selling, marketing and distribution expenses were $111,654,000 in 2001 as compared with $77,410,000 in 2000, an increase of 44%. The increase in 2001 as compared with 2000 is principally due to additional salary and other payroll-related costs resulting from an increase in sales and marketing personnel, costs related to contracting with a third party contract sales organization, marketing, promotion and advertising costs related to XOPENEX, and increased marketing costs in preparation for an anticipated SOLTARA brand tecastemizole product launch.

        General and administrative and patent costs were $19,732,000 in 2001 as compared with $20,988,000 in 2000, a decrease of 6%. The decrease in 2001 as compared with 2000 is primarily the result of the consolidation of only six months of BioSphere costs in 2001 compared to twelve months in 2000. In 2001, Sepracor sold 2,600,000 shares of BioSphere common stock, which reduced Sepracor's ownership in BioSphere to approximately 25%. Sepracor now records its investment in BioSphere under the equity method effective July 3, 2001.

        Interest income was $25,669,000 in 2001 as compared with $41,919,000 in 2000. The decrease in 2001 as compared with 2000 is due to lower average cash and short and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2001.

        Interest expense was $47,793,000 in 2001 as compared with $47,760,000 in 2000. The slight increase in 2001 as compared with 2000 is due primarily to interest on the $500,000,000 of 5.75% convertible subordinated notes that Sepracor issued in December 2001, partially offset by the conversion of $92,858,000 in principal amount of 6.25% convertible subordinated debentures in February 2001.

        Gain on sale of BioSphere stock was $23,034,000 in 2001 as compared with $0 in 2000. This gain represents Sepracor's net gain on Sepracor's sale of 2,600,000 shares of BioSphere common stock as part of a public offering by BioSphere in July and August 2001.

        Equity in investee gains (losses) were ($1,601,000) in 2001 as compared with $3,501,000 in 2000. The equity in investee loss in 2001 represents Sepracor's portion of BioSphere losses for 2001. In 2000, the net equity in investee gain consists of Sepracor's portion of the net loss of HemaSure of ($1,499,000), offset by a gain of $5,000,000 from the release of a loan guarantee for HemaSure.

        Net other income (expense) was $997,000 in 2001 as compared with ($7,051,000) in 2000. Other income in 2001 primarily represents income of $1,252,000 recognized on the increased valuation of Versicor warrants being recorded as a derivative. Other expense in 2000 primarily represents inducements and other costs of $7,497,000 from the conversion of $96,424,000 in principal amount of Sepracor's 6.25% convertible subordinated debentures.

        Minority interest in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $2,152,000 in 2001 as compared with $3,620,000 in 2000. The decrease in minority interest is due to Sepracor's sale of 2,600,000 shares of BioSphere common stock, which resulted in a reduction of its ownership in BioSphere from approximately 55% to 25% as of December 31, 2001. Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001.

Year Ended December 31, 2000 Compared to 1999

        Product sales were $57,160,000 in 2000 as compared with $16,383,000 in 1999, an increase of 249%. Sales of XOPENEX, which Sepracor commercially introduced in May 1999, accounted for approximately 96% of 2000 product sales as compared with 86% of 1999 product sales. The increase in product sales in 2000 as compared with 1999 is due primarily to increased unit volume sales of XOPENEX.

        Royalties were $2,573,000 in 2000 as compared with $2,000,000 in 1999. The increase in 2000 as compared with 1999 is primarily due to increased royalties earned on sales of ALLEGRA in 2000 under the Aventis Fexofenadine Agreement.

        License fees and other revenues were $21,939,000 in 2000 as compared with $1,886,000 in 1999. The increase in 2000 as compared with 1999 is primarily due to a $20,000,000 milestone and license fee payment recognized under the Lilly Agreement in 2000. Other revenues represent revenues of BioSphere other than product revenues recognized by BioSphere in connection with its core EmboSphere Microsphere business.

        Collaborative research and development revenues were $3,573,000 in 2000 as compared with $2,390,000 in 1999. The increase in 2000 as compared with 1999 is due to collaborative research and development revenue recognized in 2000 under the Lilly Agreement. Collaborative research and development revenues in 1999 were comprised of fees recognized under the Tecastemizole Agreement.

        Cost of products sold, as a percentage of product sales, was 20% in 2000 as compared with 29% in 1999. The decrease in cost of products sold as a percentage of product sales in 2000 as compared with 1999 is due primarily to an increase in sales of XOPENEX pharmaceutical products as a percentage of total product sales, which have a lower cost as a percentage of product sales, as compared to non-pharmaceutical product sales. Pharmaceutical products represent primarily XOPENEX. Non-pharmaceutical products represent BioSphere's products, including BioSphere's EmboSphere Microsphere line of medical devices. Pharmaceutical product sales represented approximately 96% of total product sales in 2000 as compared with approximately 86% of total product sales in 1999. Additionally, the cost of non-pharmaceutical product sales as a percentage of non-pharmaceutical product sales declined significantly in 2000 as BioSphere began to increase sales of its higher margin EmboSphere Microspheres.

        Cost of license fee and other revenue was $3,056,000 in 2000 as compared with $108,000 in 1999. The cost of license fee revenue in 2000 was $2,000,000, which represents sublicense fees owed by us under a license agreement with McLean Hospital pertaining to patents licensed by us to Lilly under the Lilly Agreement.

        Research and development expenses were $170,759,000 in 2000 as compared with $122,400,000 in 1999, an increase of 40%. The increase in 2000 as compared with 1999 is primarily due to increased spending on preclinical and clinical studies in Sepracor's pharmaceutical programs, including (1) the initiation of 15 new studies for tecastemizole and preparation efforts of an NDA for submission to the FDA for tecastemizole, which was submitted in March 2001, (2) the initiation of 17 new studies for eszopiclone, formerly (S)-zopiclone, including two Phase III studies, (3) the completion of a major phase IIb/III study for (S)-oxybutynin, (4) the completion of a Phase II study for (R,R)-formoterol and

(5) the expenses related to several trials for levalbuterol and new formulations of XOPENEX. In 2000, the Company initiated several other preclinical and clinical studies and submitted an Investigational New Drug application ("IND") for the (S)-sibutramine metabolite for the treatment of sexual dysfunction.

        See the discussion relating to research and development expenses for the year ended December 31, 2001 compared to 2000. The research and development spending in 2000 and 1999 was concentrated on the same product candidates described in the 2001 discussion.

        Selling, marketing and distribution costs were $77,410,000 in 2000 as compared with $48,211,000 in 1999, an increase of 61%. The increase in 2000 as compared with 1999 is principally due to increased salary and other payroll related costs resulting from an increase in sales and marketing personnel, costs resulting from contracting with two third party contract sales organizations, and marketing, promotion and advertising costs related to XOPENEX.

        General and administrative and patent costs were $20,988,000 in 2000 as compared with $17,125,000 in 1999, an increase of 23%. The increase in 2000 as compared with 1999 is primarily due to $1,381,000 of additional amortization of deferred financing costs, $345,000 of additional insurance costs and $1,081,000 of additional BioSphere amortization of goodwill and stock-based compensation costs in 2000.

        Interest income was $41,919,000 in 2000 as compared with $21,896,000 in 1999. The increase in 2000 as compared with 1999 is due to larger average cash and short and long-term investment balances available for investment primarily as a result of the sale of $460,000,000 of 5% convertible subordinated debentures in February 2000.

        Interest expense was $47,760,000 in 2000 as compared with $33,078,000 in 1999. The increase in 2000 as compared with 1999 is due primarily to interest on the $460,000,000 of 5% convertible subordinated debentures issued in February 2000.

        Equity in investee gains (losses) were $3,501,000 in 2000 as compared with ($3,246,000) in 1999. In 2000, the net gain in equity of investees consists of the Company's portion of the net loss of HemaSure of ($1,499,000) offset by a gain of $5,000,000 from the release of a loan guarantee for HemaSure. In 1999, the net loss in equity of investees consists of the Company's portion of the net loss of HemaSure of ($2,737,000) and the Company's portion of the net loss of Versicor of ($509,000).

        Net other income (expense) was ($7,051,000) in 2000 as compared with $272,000 in 1999. Other expense in 2000 is primarily the result of inducements and other costs of $7,497,000 from the conversion of $96,424,000 in principal amount of Sepracor's 6.25% convertible subordinated debentures.

        Minority interest in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $3,620,000 in 2000 as compared with $1,438,000 in 1999. The increase in 2000 as compared with 1999 is due to increased losses of BioSphere and an increase in the Company's minority ownership of BioSphere to 45% in 2000 as compared with 36% in 1999.

Other

Critical Accounting Policies

        In December 2001, the Securities and Exchange Commission, or SEC, requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note B to our consolidated financial statements included in this report, we believe the following accounting policies to be critical:

Revenue Recognition:    Sepracor recognizes revenue from product sales when title to product and associated risk of loss has passed to the customer, and collectability is reasonably assured. All revenues from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances.

        License fees and other revenue include non-refundable upfront license fees, milestones, and other revenue. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Milestones are recorded as revenue when achieved and only if there are no remaining performance obligations and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere unrelated to its core EmboSphere Microsphere business.

        Sepracor records collaborative research and development revenue from research and development contracts over the term of the applicable contract, as it incurs costs related to the contract.

Royalty Revenue Recognition:    Royalty revenue is recognized based upon estimates of sales in licensed territories in the period in which the sales occur. These estimates are derived from information from the company paying the royalty when possible, or from historical data and third party prescription data. Changes in market conditions, such as the introduction of competitive products, can lead to significant deviations from historical patterns and therefore cause estimates to be inaccurate. When estimates differ from actual results, the difference is recognized in the following quarter, provided the difference is not material to the results of either quarter. If the difference was considered material, it would be adjusted in the quarter in which the discrepancy occurred.

Rebate and Return Reserves:    Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. The Company also allows for return of its product for up to one year after product expiration. Reserves for product returns and rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. If government contracts change materially, the associated reserves estimated for those programs can change significantly. Estimates of reserves for returns are impacted by the extended return cycle, and by other factors such as introduction of a new competitive product, or other change in market conditions leading to a change in historical return patterns.

Patents, Intangible Assets and Other Assets:    Major assets capitalized include third party patents and licenses purchased, as well as deferred financing costs. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

        The Company currently has long-lived assets, which include patents on drug compounds in late stages of clinical development but not yet successfully developed or approved. If any of these drug compounds fails to receive final FDA approval, we could potentially have material write-downs of assets related to the drug compounds.

Accounts Receivable and Bad Debt:    Sepracor's trade receivables in 2001 and 2000 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. Bad debt write-offs were not significant in 2001, 2000 and 1999; however the Company monitors its receivables closely due to few customers making up a large portion of the overall revenues.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS 142 will be effective from the date of acquisition. The Company notes that SFAS No. 141 does not currently have any effect on the reported financial results and does not expect the adoption of SFAS No. 142 to have a material impact on the Company's financial statements and related disclosures.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial statements and related disclosures.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company will adopt SFAS No. 144 during the first quarter of 2002 and does not believe that the adoption of this standard will have a material impact on the Company's financial statements and related disclosures.

Liquidity and Capital Resources

        Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business through convertible subordinated debt offerings, the issuance of common stock, including the exercise of stock options, and sales of product and license agreements for our drug compounds. The Company expects to meet its short-term liquidity needs through the use of its cash and short-term investments on hand at December 31, 2001.

  Cash Flows

        Cash, cash equivalents and short and long-term investments totaled $904,389,000 at December 31, 2001, compared to $634,479,000 at December 31, 2000.

        The net cash used in operating activities for the year ended December 31, 2001 was $208,419,000. The net cash used in operating activities includes a net loss from continuing operations of $224,015,000 adjusted by non-cash charges of $15,081,000. These charges were offset by the gain on the sale of BioSphere common stock of $23,034,000 and the minority interest in subsidiary portion of the net loss of $2,152,000. Accounts receivable increased by $8,718,000 due primarily to the increased sales of XOPENEX during December 2001 versus December 2000, and inventory increased by $4,581,000 primarily due to increased production of XOPENEX inventory. Other current assets increased by $5,425,000 primarily due to royalty receivables related the Aventis Fexofenadine Agreement. The accounts payable and accrued expense amounts increased a total of $34,353,000 primarily due to the timing of cash disbursements and increased research and development, and sales and marketing activities. Other current liabilities increased by $10,072,000 primarily due to additional accruals for product revenue rebates and return reserves as a result of increased XOPENEX revenues.

        The net cash provided by investing activities for the year ended December 31, 2001 was $77,400,000. Cash provided by net sales of short and long-term investments was $91,078,000, and net proceeds from the sale of BioSphere stock was $26,526,000 partially offset by the deconsolidation of BioSphere's cash of $9,405,000 and purchases of property and equipment of $28,688,000. Included in purchases of property and equipment is $13,093,000 of loan receivable from a construction loan agreement with a third party related to the construction of a new corporate and research and development building in Marlborough, Massachusetts. Sepracor has recorded the amounts loaned as construction in progress on the balance sheet in accordance with EITF 97-10.

        Sepracor expects purchases of property and equipment costs to be approximately $50,000,000 to $55,000,000 in 2002, of which $14,225,000 represents an additional advance under the construction loan agreement with a third party related to the construction of a new corporate and research and development building in Marlborough, Massachusetts, approximately $12,000,000 is furniture, fixtures, and leasehold improvements related to the new building and $16,000,000 is for computer equipment and software. The Company expects depreciation to be approximately $12,000,000 to $15,000,000 in 2002. Sepracor has an option to purchase the land and building being constructed upon its completion in June 2002 and extending through January 2004, at a purchase price estimated to be $38,000,000. If Sepracor elects to purchase the building, the construction loan outstanding, estimated to be $27,319,000 at June 2002, would be repaid to Sepracor.

        The net cash provided by financing activities for the year ended December 31, 2001 was $491,662,000. The Company received approximately $486,018,000 in net proceeds from the issuance of the $500,000,000 in aggregate principal amount of 5.75% convertible subordinated notes. The Company also received approximately $4,701,000 in proceeds from the issuance of approximately 309,000 shares of common stock under its employee stock plans.

        Sepracor does not have any off-balance sheet arrangements, or special purpose entities or activities that include non-exchange traded contracts accounted for at fair value.

        Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, has an interest free credit agreement with a Canadian provincial business development agency for approximately $370,000 in term debt. At December 31, 2001, Sepracor Canada Limited had received approximately $370,000 of such term debt, of which approximately $78,000 remains outstanding. Sepracor Canada Limited also has a Canadian Government grant which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2001 was approximately $779,000.

  Line of Credit

        Sepracor is party to a revolving line of credit agreement with a commercial bank (the "Revolving Credit Agreement"), which provides for borrowing of up to $25,000,000. In December 2001, Sepracor amended its Revolving Credit Agreement to remove BioSphere as a party and extended the term to March 31, 2002. Sepracor intends to seek to extend the Revolving Credit Agreement in 2002. Sepracor may not be able to successfully extend the Revolving Credit Agreement or negotiate a revolving line of credit with another commercial bank. Interest is payable monthly in arrears at prime (4.75% at December 31, 2001) or the LIBOR rate (1.9% at December 31, 2001) plus .75%. All borrowings are collateralized by certain assets of the Company. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. At December 31, 2001 and 2000, no amounts were outstanding under the Revolving Credit Agreement.

  Convertible Subordinated Debt

        In February 1998, Sepracor issued $189,475,000 in principal amount of 6.25% convertible subordinated debentures due 2005 (the "6.25% Debentures"). The 6.25% Debentures were convertible into Sepracor common stock, at the option of the holder, at a price of $23.685 per share and bore interest at 6.25% payable semi-annually, commencing on August 15, 1998. The 6.25% Debentures were redeemable by the Company commencing February 2001. As part of the sale of the 6.25% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 6.25% Debentures. The net proceeds to the Company after offering costs were approximately $183,370,000.

        In February 2000, Sepracor converted $96,424,000 in principal amount of its 6.25% Debentures. Costs related to the conversion of the 6.25% Debentures, including inducements and other costs of approximately $7,497,000, were recorded as other expense. As a result of the conversion, Sepracor issued 4,071,176 shares of Sepracor common stock and wrote off approximately $2,373,000 of deferred finance costs against additional paid-in capital.

        In January 2001, the Company announced that on February 21, 2001 it would redeem the $92,858,000 in principal amount of 6.25% Debentures that remained outstanding. On February 20, 2001, prior to the redemption, all outstanding 6.25% Debentures were converted. As a result of the conversion, Sepracor issued 3,920,608 shares of Sepracor common stock and wrote off approximately $1,525,000 of deferred finance costs against additional paid-in capital.

        In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $62.4375 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures were not redeemable by the Company until December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders if there was a change in control of the Company. As part of the sale of the 7% Debentures, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were approximately $290,081,000.

        In February 2000, Sepracor issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007 (the "5% Debentures"). On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. The 5% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% Debentures are redeemable by the Company prior to February 15, 2003 if the trading price of Sepracor common stock exceeds 150% of the conversion price ($138.57) for 20 trading days in a period of 30 consecutive trading days. The 5% Debentures are redeemable by the Company on or after February 15, 2003 if the trading price of Sepracor common stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. The Company may be required to repurchase the 5% Debentures at the option of the holders if there is a change in control of the Company. As part of the sale of the 5% Debentures, Sepracor incurred approximately $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% Debentures. The net proceeds to the Company after offering costs were approximately $445,967,000.

        In November 2001, Sepracor issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006 (the "5.75% Notes"). In December 2001, Sepracor issued an additional $100,000,000 in principal amount of 5.75% Notes pursuant to an option granted to the initial purchaser of the 5.75% Notes. The 5.75% Notes are convertible into Sepracor common stock, at the option of the holder, at a price of $60.00 per share. The 5.75% Notes bear interest at 5.75% payable semiannually, commencing on May 15, 2002. The 5.75% Notes are convertible at the option of the Company prior to maturity if the closing price of Sepracor common stock exceeds 145% of the conversion price ($87.00) for at least 20 out of 30 consecutive trading days ending within five trading days prior to notice of conversion. The Company may be required to repurchase the 5.75% Notes at the option of the holders if there is a change in control of the Company. As part of the sale of the 5.75% Notes, Sepracor has incurred offering costs of approximately $13,982,000 and expects to incur total costs of $14,500,000 which have been recorded as other assets and are being amortized over five years, which is the term of the 5.75% Notes. The estimated net proceeds to the Company after offering costs are expected to be approximately $485,500,000.

  Sale of BioSphere Common Stock; Change to Equity Method of Accounting

        In July 2001, Sepracor sold 2,000,000 shares of BioSphere common stock held by it in a public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sale of BioSphere common stock of approximately $26,526,000 and has recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere has been reduced from approximately 55% to 25% as of December 31, 2001. Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. Sepracor has recorded $1,601,000 as its share of BioSphere losses for the six months ended December 31, 2001.

        We have summarized below our material contractual cash obligations as of December 31, 2001.

Contractual Obligations (In Thousands)	Total	Less Than One Year (2002)	One to Three Years (2003-2005)	Four to Five Years (2006-2007)	After Five Years (after 2007)
Convertible subordinated debt—principal(1)	$1,259,960	—	$299,960	$960,000	—
Convertible subordinated debt—interest(1)	342,739	72,747	218,242	51,750	—
Capital lease obligations	1,284	579	705	—	—
Operating leases	5,000	1,247	2,540	1,213	—
Long-term debt	78	67	11	—	—

Total material contractual cash obligations	$1,609,061	$74,640	$521,458	$1,012,963	—
(1)
If the convertible subordinated debt were converted into common stock these amounts would no longer be a contractual cash obligation.

        The Company's 7% Debentures, 5% Debentures and 5.75% Notes are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future amounts due at maturity, Sepracor has, subsequent to December 31, 2001 and through March 27, 2002, exchanged approximately $97,000,000 of its convertible subordinated debt in privately negotiated transactions, for approximately 3,541,000 shares of its common stock. Sepracor, may from time to time, depending on market conditions, exchange shares of Sepracor common stock for additional outstanding convertible subordinated debt, and the number of shares that it might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt. Accordingly such exchanges could result in material dilution to holders of Sepracor common stock. There can be no assurance that Sepracor will exchange any or all of its outstanding convertible subordinated debt for shares of Sepracor common stock.

        The Company has had no material related party activities in 2001, other than those relating to conversion of BioSphere common stock.

        The Company believes its existing cash and the anticipated cash flow from its current strategic alliances and operations will be sufficient to support existing operations through 2003. Sepracor's actual future cash requirements, however, will depend on many factors, including the progress of its preclinical, clinical, and research programs, the number and breadth of these programs, achievement of milestones under these strategic alliance arrangements, sales of its products, acquisitions, its ability to establish and maintain additional strategic alliances and licensing arrangements, and the progress of the Company's development efforts and the development efforts of its strategic partners. Based on its current operating plan, the Company believes that it will not be required to raise additional capital to fund the repayment of its outstanding convertible debt when due. However, if the Company is not able to commercialize its current late-stage products, including both SOLTARA and ESTORRA, or if such products do not achieve expected sales levels, Sepracor may be required to raise additional funds in order to repay its outstanding convertible debt and there can be no assurance that, if required, Sepracor would be able to raise such funds on favorable terms, if at all.

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

        Equity Prices: The Company's convertible subordinated debt is sensitive to fluctuations in the price of the Company's common stock into which the debt is convertible. Changes in equity prices would result in changes in the fair value of the Company's convertible subordinated debt due to the difference between the current market price of the debt and the market price at the date of issuance of the debt. A 10% decrease in the price of the Company's common stock at December 31, 2001 could result in a decrease of approximately $126 million on the net fair value of the Company's convertible subordinated debt.

Legal Proceedings

        Currently, Sepracor is not party to any material legal proceedings.

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

        WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES SUFFICIENT TO ACHIEVE PROFITABILITY. We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $224.0 million for the year ended December 31, 2001 and $204.0 million for the year ended December 31, 2000. As a result, in part, of the FDA's issuance of a "not-approvable" letter with respect to SOLTARA, we anticipate that our net loss in fiscal 2002 will exceed that incurred in fiscal 2001. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected.

        IF WE OR OUR DEVELOPMENT PARTNERS ARE NOT SUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRINCIPAL PRODUCTS UNDER DEVELOPMENT, THEN OUR ABILITY TO BECOME PROFITABLE WILL BE ADVERSELY AFFECTED. Our ability to generate profitability will depend in large part on successful commercialization of our initial products and successful development and commercialization of principal products under development. Failure to successfully commercialize our products and products under development may have a material adverse effect on our business. In March 2002, we were informed by the FDA that it issued a "not approvable" letter for our NDA for SOLTARA brand tecastemizole 15 mg and 30 mg capsules. While we had expected to launch SOLTARA in the U.S. during 2002, we will not be able to commercialize SOLTARA unless and until we receive approval from the FDA. Currently, we do not expect to receive approval, if at all, for at least one year. In addition, in response to issues raised by the FDA regarding completeness of our NDA for eszopiclone, we are conducting additional preclinical studies to support use of RPR's preclinical data package, including carcinogenicity studies. Assuming favorable results from the ongoing studies, we anticipate submitting an NDA for eszopiclone to the FDA in 2002, which, if approved, we would market under the name ESTORRA. Before we commercialize any of our product candidates, we will need to file an NDA, and the FDA will need to approve the NDA. If the FDA delays or denies approval of any NDA that we file in the future, then successful commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

        We are entitled to receive royalties on sales, if any, of ticalopride under our agreement with Janssen. In April 2001, Janssen announced that it had suspended clinical trials of ticalopride pending further analysis of a small number of adverse events reported in patients. We do not know if or when ticalopride may be approved or the timing of commercialization of ticalopride. In addition, if other collaborative agreements are terminated or commercialization efforts under those agreements are delayed or unsuccessful, then successful commercialization of the products under development may be delayed or terminated and our royalty revenues could be delayed and/or reduced, which could have a material adverse effect on our business.

        In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medication to be sold without a prescription. The FDA may or may not accept the recommendation of the advisory panel. If the FDA approves the sale of these allergy medications without prescription, our business may be adversely affected because royalty revenues may be reduced and the market for prescription drugs, including SOLTARA brand tecastemizole, may be adversely affected.

        WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT, TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY. We develop and commercialize proprietary products for the primary care and specialty markets. Most of our drug candidates are still undergoing clinical trials or are in the early stages of development. Our ICE drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with benefits over existing treatments or development of new therapies. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

  •
  be developed successfully;
  •
  be proven safe and efficacious in clinical trials;
  •
  offer therapeutic or other improvements over comparable drugs;
  •
  meet applicable regulatory standards;
  •
  be approved for commercialization by the FDA;
  •
  be capable of being produced in commercial quantities at acceptable costs; or
  •
  be successfully marketed.

        IF SALES OF XOPENEX DO NOT CONTINUE TO INCREASE, WE WILL NOT HAVE SUFFICIENT REVENUES TO ACHIEVE OUR BUSINESS PLAN. All of our revenue from product sales and substantially all of our total revenue for the years ended December 31, 2000 and December 31, 2001, resulted from sales of XOPENEX. In March 2002, the FDA issued a "not-approvable" letter for our next product SOLTARA 15 mg and 30 mg capsules. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and the majority of our total revenues for the next several years. If sales of XOPENEX do not continue to increase, we will not have sufficient revenues to achieve our business plan.

        IF XOPENEX DOES NOT CONTINUE TO COMPETE SUCCESSFULLY AGAINST COMPETITIVE PRODUCTS, OUR BUSINESS WILL NOT BE SUCCESSFUL. XOPENEX competes primarily against generic albuterol in the asthma market. XOPENEX is more expensive than generic albuterol. We must continue to demonstrate to physicians and other healthcare professionals that the benefits of XOPENEX justify the higher price. If XOPENEX does not continue to compete successfully against competitive products, our business will not be successful.

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

        We have filed patent applications covering composition of, methods of making and methods of using, single isomer or active metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover the products we seek to commercialize or products licensed under these collaboration agreements. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business.

        Our ability to commercialize any drug successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering compositions, methods of making and uses, covering the composition of matter for most of the drug candidates for which we have use or patent applications. Third parties also hold patents relating to drug delivery technology that may be necessary for the development or commercialization of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third-party patents expire or are declared invalid or unenforceable by the courts. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor. Such contests and litigation would be costly, would require significant time and attention of our management, could prevent us from commercializing our products, could require us to pay significant damages and could have a material adverse effect on our business.

        IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO COMMERCIALIZE THEM. The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis, or at all, the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could prevent or adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. In March 2002, we were informed by the FDA that it issued a "not-approvable" letter for our NDA for SOLTARA brand tecastemizole 15 mg and 30 mg capsules. While we had expected to launch SOLTARA in the U.S. during 2002, we will not be able to commercialize SOLTARA unless and until we receive approval from the FDA and, currently, we do not expect to receive an approval, if at all, for at least one year. In addition, in response to issues raised by the FDA regarding completeness of our NDA for eszopiclone, we are conducting additional preclinical studies to support use of RPR's preclinical data package, including carcinogenicity studies. Assuming favorable results from ongoing studies, we anticipate submitting an NDA for eszopiclone to the FDA in 2002, which, if approved, we would market under the name ESTORRA. Before we commercialize any of our product candidates, we will need to file NDAs, and the FDA will need to approve our NDAs. If the FDA delays or denies approval of any NDA that we file in the future, then successful commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

        The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

  •
  results of clinical trials may not be consistent with preclinical study results;
  •
  results from later phases of clinical trials may not be consistent with the results from earlier phases; and
  •
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

        THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND PRODUCT CANDIDATES COULD BE DELAYED OR TERMINATED IF OUR COLLABORATION PARTNERS TERMINATE, OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER, THEIR AGREEMENTS WITH US OR IF ANY OF OUR COLLABORATION AGREEMENTS IS SUBJECT TO LENGTHY GOVERNMENT REVIEW. We have entered into collaboration arrangements with pharmaceutical companies. Our revenues under these collaboration arrangements will consist primarily of royalties on sales of products. Any such payments and royalties will depend in large part on the development and commercialization efforts of our collaboration partners, which we cannot control. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if regulatory approval of any product candidate under development by our collaboration partners is delayed or limited, we may not realize or may be delayed in realizing the potential commercial benefits of the arrangement. If any of our collaboration partners were to breach or terminate its agreement with us or fail to perform its obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement. Any delay or termination of this type could have a material, adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, we may lose technology rights and milestone or royalty payments from collaboration partners or revenue from product sales, if any, could be delayed or terminated. We are entitled to receive royalties on sales, if any, of ticalopride under our agreement with Janssen. In April 2001, Janssen announced that it had suspended clinical trials of ticalopride pending further analysis of a small number of adverse events reported in patients. We do not know if or when ticalopride may be approved or the timing of commercialization of ticalopride.

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

  •
  we may be required to expend additional funds to advance the drugs to commercialization;

  •
  revenue from product sales could be delayed; or
  •
  we may elect not to commercialize the drugs.

        We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as HSR Act, for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

        WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT EXPENSES IN DEVELOPING A SALES FORCE. WE ALSO RELY ON THIRD PARTIES FOR SALES OF OUR PRODUCTS. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS. We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may license some of them to large pharmaceutical companies and market and sell through our direct sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market XOPENEX. We also expect to use a direct sales force to market SOLTARA brand tecastemizole, if approved. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force. With respect to products under development, we expect to incur significant costs in developing a sales force before the products has been approved for marketing. Our limited experience in developing, maintaining and expanding a direct sales force may restrict our success in commercializing our products.

        Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us. We depend in large part on a third-party contract sales organization for sales of XOPENEX and we may contract with third-party contract sales organizations in the future for other products, if successfully developed and approved, including SOLTARA brand tecastemizole. We cannot control the level of effort and quality of service provided by co-promoters or any third party sales force. If the level of effort and/or quality of service provided by these third parties are not adequate, our revenues would be adversely affected.

        IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE, AND DEVELOPING AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND EXPENSIVE. The FDA and other regulatory authorities require that our products be manufactured according to their good manufacturing practices regulations. The failure by us, our collaborative development partners or third-party manufacturers to maintain current good manufacturing practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

        Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current good manufacturing practices that we believe can produce commercial quantities of the active pharmaceutical ingredient (API) for XOPENEX and support the production of our other product candidates in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

        OUR RELIANCE ON A THIRD-PARTY MANUFACTURER COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR CUSTOMERS' DEMANDS. Automatic Liquid Packaging, a division of Cardinal Health, Inc., is currently the sole finished goods manufacturer of our product XOPENEX. If Automatic Liquid Packaging experiences delays or difficulties in producing, packaging or delivering XOPENEX, we could be unable to meet our customers' demands for XOPENEX, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce XOPENEX in a timely manner or within budget.

        IF WE OR OUR COLLABORATION PARTNERS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES. The availability and amounts of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, including the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

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

        WE HAVE SIGNIFICANT LONG-TERM DEBT AND WE MAY NOT BE ABLE TO MAKE INTEREST OR PRINCIPAL PAYMENTS WHEN DUE. OUR EXCHANGES OF DEBT INTO SHARES OF COMMON STOCK COULD RESULT IN ADDITIONAL DILUTION. As of December 31, 2001, our total long-term debt was approximately $1,260.2 million and our stockholders' equity (deficit) was ($313.7) million. In November and December 2001, we issued an aggregate of $500.0 million in aggregate principal amount of 5.75% convertible subordinated notes with auto-conversion provision due 2006. None of the 7% convertible subordinated debentures due 2005, the 5% convertible subordinated debentures due 2007, or the 5.75% notes due 2006 restricts our ability or our subsidiaries ability to incur additional indebtedness, including debt that ranks senior to the 7% debentures, the 5% debentures, and the 5.75% notes. Additional indebtedness that we incur may rank senior to or on parity with these debentures and notes in certain circumstances. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion price for the 7% debentures is $62.4375, the conversion price for the 5% debentures is $92.38 and the conversion price for the 5.75% notes is $60.00. If the market price for our common stock does not exceed the conversion price, the holders of the debentures and notes may not convert their securities into common stock.

        Historically, we have had negative cash flow from operations. For the year ended December 31, 2001, net cash used in operating activities was approximately $208.4 million. The annual debt service on our debentures and notes, assuming none of these securities is converted or redeemed, is approximately $72.8 million. Unless we are able to generate sufficient operating cash flow to service the debentures and notes, we will be required to raise additional funds or default on our obligations under the debentures and notes. Based on our current operating plan, we believe that we will not be required to raise additional capital to fund the repayment of our outstanding convertible debt when due. However, if we are not able to commercialize our current late-stage product candidates, including both SOLTARA and ESTORRA, or if such product candidates, if approved, do not achieve expected sales levels, we may be required to raise additional funds in order to repay our outstanding convertible debt and there can be no assurance that, if required, we would be able to raise such funds on favorable terms, if at all.

        Our 7% debentures, 5% debentures and 5.75% notes are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future amounts due at maturity, we have, subsequent to December 31, 2001 and through March 27, 2002, exchanged, in privately negotiated transactions, approximately $97.0 million of our convertible subordinated debt, for approximately 3,541,000 shares of our common stock. We, may from time to time, depending on market conditions, exchange shares of our common stock for additional outstanding convertible subordinated debt, and the number of shares that we might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt. Accordingly, such exchanges could result in material dilution to holders of our common stock. There can be no assurance that we will exchange any or all of our outstanding convertible subordinated debt for shares of our common stock.

        IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS. We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

  •
  patent developments;

  •
  licensing or acquisition opportunities;

  •
  relationships with collaboration partners;

  •
  the FDA regulatory process;

  •
  our capital requirements; and

  •
  selling, marketing and manufacturing expenses in connection with commercialization of products.

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

        FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE SUCCESS AND TIMING OF COLLABORATION ARRANGEMENTS AND REGULATORY APPROVAL, ANY TERMINATION OF DEVELOPMENT EFFORTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE. Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors, which include:

  •
  the success and timing of regulatory filings and approvals for products developed by us or our collaboration partners or for collaborative agreements;

  •
  the success and timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

  •
  the termination of development efforts of any product under development or any collaboration agreement;

  •
  the timing of receipt of upfront, milestone or royalty payments under collaboration agreements;

  •
  the timing of product sales and market penetration;

  •
  the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and

  •
  the timing of expenses we may incur with respect to any license or acquisitions of products or technologies.

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

Supplemental Stockholder Information

Price Range of Common Stock

        The Sepracor common stock is traded on the NASDAQ National Market under the symbol SEPR. On March 13, 2002, the closing price of the Company's common stock, as reported on the NASDAQ National Market, was $21.29 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the common stock as reported by the NASDAQ National Market. The share prices set forth below have been adjusted to reflect the two-for-one stock split of the Company's common stock effected on February 25, 2000.

	High	Low
2002
First Quarter (through March 13, 2002)	$57.25	$17.15
	High	Low
2001
First Quarter	81.88	24.81
Second Quarter	46.20	23.45
Third Quarter	46.28	30.00
Fourth Quarter	60.05	35.09
	High	Low
2000
First Quarter	126.81	45.06
Second Quarter	125.00	57.75
Third Quarter	140.00	90.50
Fourth Quarter	124.81	61.50

        On March 13, 2002, Sepracor had approximately 492 stockholders of record.

Dividend Policy

        Sepracor has never paid cash dividends on its common stock. The Company currently intends to reinvest its future earnings, if any, for use in the business and does not expect to pay cash dividends.

Form 10-K

        A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 is available without charge upon written request to:

INVESTOR RELATIONS
SEPRACOR INC.
111 LOCKE DRIVE
MARLBOROUGH, MA 01752

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Sepracor Inc.

        In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BioSphere Medical Inc., a majority-owned subsidiary through July 2, 2001, which statements reflect total assets of 3% of the related consolidated totals as of December 31, 2000, and total revenues of 5% and 10% of the related consolidated totals for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BioSphere Medical Inc. through December 31, 2000, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 21, 2002, except as to the information in
Note V for which the date is March 27, 2002

SEPRACOR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In Thousands, Except Par Value Amounts)
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$715,082	$354,058
Short-term investments	116,063	248,818
Accounts receivable, net of allowances of $585 and $378 at December 31, 2001 and 2000	21,660	14,756
Inventories	9,773	5,998
Other assets	10,395	5,212

Total current assets	872,973	628,842

Long-term investments	73,244	31,603
Property and equipment, net	43,846	22,676
Investment in affiliates	43,089	13,746
Patents, intangible assets and other assets, net	60,379	54,091

Total assets	$1,093,531	$750,958

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$25,091	$30,665
Accrued expenses	102,598	65,560
Notes payable and current portion of capital lease obligation and long-term debt	624	144
Other current liabilities	17,524	7,810

Total current liabilities	145,837	104,179

Long-term debt and capital lease obligation	1,436	1,098
Convertible subordinated debt	1,259,960	852,818
Other long-term liabilities	—	478

Total liabilities	1,407,233	958,573

Minority interest	—	7,059
Commitments and contingencies (Notes M and N)
Stockholders' equity (deficit)
Preferred stock, $1.00 par value, 1,000 shares authorized, none outstanding at December 31, 2001 and 2000	—	—
Common stock, $.10 par value, 240,000 and 240,000 shares authorized; 78,059 and 73,829 shares issued and outstanding, at December 31, 2001 and 2000, respectively	7,806	7,383
Additional paid-in capital	562,341	461,195
Unearned compensation, net	(120)	(189)
Accumulated deficit	(917,402)	(693,387)
Accumulated other comprehensive income	33,673	10,324

Total stockholders' equity (deficit)	(313,702)	(214,674)

Total liabilities and stockholders' equity (deficit)	$1,093,531	$750,958

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In Thousands, Except Loss Per Common Share Amounts)
	2001	2000	1999
Revenues:
Product sales	$125,248	$57,160	$16,383
Royalties	25,663	2,573	2,000
License fees and other	1,184	21,939	1,886
Collaborative research and development	—	3,573	2,390

Total revenues	152,095	85,245	22,659

Costs and expenses:
Cost of products sold	15,411	11,278	4,811
Cost of license fees and other	493	3,056	108
Research and development	231,278	170,759	122,400
Selling, marketing and distribution	111,654	77,410	48,211
General and administrative and patent costs	19,732	20,988	17,125

Total costs and expenses	378,568	283,491	192,655

Loss from operations	(226,473)	(198,246)	(169,996)

Other income (expense):
Interest income	25,669	41,919	21,896
Interest expense	(47,793)	(47,760)	(33,078)
Equity in investee gains (losses)	(1,601)	3,501	(3,246)
Other income (expense)	997	(7,051)	272
Gain on sale of BioSphere stock	23,034	—	—

Net loss before minority interest	(226,167)	(207,637)	(184,152)
Minority interest in subsidiaries	2,152	3,620	1,438

Net loss from continuing operations	(224,015)	(204,017)	(182,714)

Discontinued operations:
Loss from discontinued operations (net of minority interest)	—	—	(345)

Net loss	$(224,015)	$(204,017)	$(183,059)

Basic and diluted net loss per common share from continuing operations	$(2.89)	$(2.80)	$(2.77)
Basic and diluted net loss per common share from discontinued operations	—	—	$(0.00)

Basic and diluted net loss per common share	$(2.89)	$(2.80)	$(2.77)

Shares used in computing basic and diluted net loss per common share:
Basic and diluted	77,534	72,757	66,049

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

	Common Stock					Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity (Deficit)
Years Ended December 31, 2001, 2000, and 1999 (In Thousands)			Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit
	Shares	Amount
BALANCE AT DECEMBER 31, 1998	65,313	$6,531	$304,403	$(144)	$(306,311)	$(51)	$4,428

Comprehensive income (loss):
Net loss					(183,059)		(183,059)
Foreign currency translation						(406)	(406)

Total comprehensive income (loss)							(183,465)

Issuance of common stock to employees under stock plans	1,968	197	12,813				13,010
Unearned compensation, net			129	(73)			56
Compensation expense			419				419
Issuance of common stock for purchase of intangible technology	200	20	7,930				7,950
Gain on issuance of subsidiary's stock			1,897				1,897

BALANCE AT DECEMBER 31, 1999	67,481	$6,748	$327,591	$(217)	$(489,370)	$(457)	$(155,705)

Comprehensive income (loss):
Net loss					(204,017)		(204,017)
Foreign currency translation						33	33
Unrealized gain on marketable equity securities						10,748	10,748

Total comprehensive income (loss)							(193,236)

Issuance of common stock to employees under stock plans	2,268	227	33,600				33,827
Unearned compensation, net			40	28			68
Issuance of common stock from conversion of subordinated convertible debentures	4,080	408					408
Conversion of debentures			96,249				96,249
Deferred finance costs from the conversion of subordinated convertible debentures			(2,373)				(2,373)
BioSphere issuance of common stock			18,274				18,274
Sepracor investment in BioSphere			(5,000)				(5,000)
Minority interest in proceeds of BioSphere common stock			(9,864)				(9,864)
BioSphere deferred compensation			1,261				1,261
Gain on issuance of HemaSure stock (net)			1,417				1,417

BALANCE AT DECEMBER 31, 2000	73,829	$7,383	$461,195	$(189)	$(693,387)	$10,324	$(214,674)

Comprehensive income (loss):
Net loss					(224,015)		(224,015)
Foreign currency translation						497	497
Unrealized gain on marketable equity securities						22,852	22,852

Total comprehensive income (loss)							(200,666)

Issuance of common stock to employees under stock plans	309	31	4,661				4,692
Unearned compensation, net				69			69
Issuance of common stock from conversion of subordinated convertible debentures	3,921	392	92,466				92,858
Deferred finance costs from the conversion of subordinated convertible debentures			(1,525)				(1,525)
Net of Biosphere investment, loss, minority interest and deconsolidation			5,544				5,544

BALANCE AT DECEMBER 31, 2001	78,059	$7,806	$562,341	$(120)	$(917,402)	$33,673	$(313,702)

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In Thousands)
	2001	2000	1999
Cash flows from operating activities:
Net loss	$(224,015)	$(204,017)	$(183,059)
Less: Net loss from discontinued operations (net of minority interest)	—	—	(345)

Net loss from continuing operations	(224,015)	(204,017)	(182,714)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,048	11,536	7,522
Gain on sale of BioSphere stock	(23,034)	—	—
Minority interests in subsidiaries	(2,152)	(3,620)	(1,438)
Equity in investee (gains) losses	1,601	(3,501)	3,246
Provision for bad debt	145	51	165
Loss on disposal of property and equipment	287	25	6
Stock compensation	—	1,261	419
Changes in operating assets and liabilities:
Accounts receivable	(8,718)	(10,565)	(3,883)
Inventories	(4,581)	(1,543)	(4,061)
Other current assets	(5,425)	243	(4,007)
Accounts payable	(4,491)	10,469	10,535
Accrued expenses	38,844	22,985	11,095
Other current liabilities	10,072	5,733	(424)

Net cash used in operating activities	(208,419)	(170,943)	(163,539)

Cash flows from investing activities:
Purchases of short and long-term investments	(535,761)	(936,914)	(478,517)
Sales and maturities of short and long-term investments	626,839	932,888	406,456
Additions to property and equipment	(28,688)	(8,837)	(6,968)
Purchase of intangible assets	—	(12,500)	(10,000)
Net proceeds from sale of BioSphere stock	26,526	—	—
Deconsolidation of BioSphere cash	(9,405)	—	—
Investment in subsidiary and affiliates	—	(5,950)	(3,000)
Cash acquired in acquisition of BioSphere SA	—	—	283
Other assets	(2,111)	(1,261)	1,569

Net cash provided by (used in) investing activities	77,400	(32,574)	(90,177)

Cash flows from financing activities:
Net proceeds from issuance of common stock	4,701	52,101	13,010
Proceeds from sale of convertible subordinated debt	500,000	460,000	—
Costs associated with sale of convertible subordinated debt	(13,982)	(14,033)	(276)
Repayments of long-term debt, capital leases and line of credit agreements	(532)	(151)	(4,090)
Borrowings of long-term debt, capital leases and line of credit agreements	1,475	137	—

Net cash provided by financing activities	491,662	498,054	8,644

Effect of exchange rate changes on cash and cash equivalents	381	33	(406)

Net increase (decrease) in cash and cash equivalents	361,024	294,570	(245,478)
Net cash provided by discontinued operations	—	—	9,643
Cash and cash equivalents at beginning of year	354,058	59,488	295,323

Cash and cash equivalents at end of year	$715,082	$354,058	$59,488

Supplemental schedule of cash flow information:
Cash paid during the year for interest	$46,899	$41,390	$33,014
Non cash activities:
Conversion of convertible subordinated debt	$92,858	$94,284	$—
Common stock issued for intangible asset	$—	$—	$(7,950)
BioSphere acquisition of BioSphere Medical:
Liabilities assumed	$—	$—	$(1,493)
Fair value of assets acquired	$—	$—	$1,493

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A)    Nature of the Business

        Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Sepracor Inc. is a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development, and commercialization of innovative pharmaceutical compounds, including product candidates directed toward serving unmet medical needs. Sepracor's drug development program has yielded an extensive portfolio of pharmaceutical compounds that are focused on the treatment of respiratory, urology, and central nervous system disorders. Sepracor's corporate headquarters are located in Marlborough, Massachusetts. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia. Sepracor's approximately 25% equity investment in BioSphere Medical Inc. (which was majority owned through July 2, 2001) with operations in France and the United States, is committed to pioneering the use of patented and proprietary bioengineered microspheres as a new class of embolotherapy medical devices.

        Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development and regulatory approval of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, dependence on third party collaboration agreements and third party sales efforts, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B)    Summary of Significant Accounting Policies

        Principles of Consolidation: Consolidated financial statements include the accounts of Sepracor and all of its wholly- and majority-owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies, which are 50% owned or less, and where Sepracor does not exercise control, are accounted for using the equity method.

        The Company accounts for the sale of subsidiary stock in different manners, depending on the life cycle of the entity. The Company offsets any gains or losses against additional paid-in capital for early development stage subsidiaries. For later stage subsidiaries where the Company sells shares of its subsidiary's stock, the Company records its gains and losses as other income or expense. For later stage subsidiaries selling additional shares of the subsidiary's stock, the Company records its gains or losses through additional paid-in capital.

        Use of Estimates and Assumptions in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

        Revenues from significant customers are as follows:

	Year Ended December 31,
	2001	2000	1999
Customer A	17%	16%	15%
Customer B	15%	9%	11%
Customer C	17%	3%	16%
Customer D	12%	9%	11%
Customer E	—	28%	—

        Accounts Receivable and Bad Debt: Sepracor's trade receivables in 2001 and 2000 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. Bad debt write-offs were not significant in 2001, 2000 and 1999; however the Company monitors its receivables closely due to few customers making up a large portion of the overall revenues.

        Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market. When the commercialization of a new product becomes probable, it is then capitalized. The Company writes down its inventory for expiry and probable quality assurance and quality control issues identified in the manufacturing process.

        Property and Equipment: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease. The Company has determined that in substance, under EITF 97-10, it is the owner of the building asset under construction and therefore has capitalized construction costs as construction in progress on the balance sheet.

        Patents, Intangible Assets and Other Assets: Sepracor capitalizes significant costs associated with the filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debt offerings are amortized over five to seven years, the term of the debt. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $6,849,000 and $6,317,000 at December 31, 2001 and 2000, respectively. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

        The Company currently has long-lived assets relating to patents on drugs in late stages of clinical development but not yet approved. If these drugs fail to receive final FDA approval the Company could potentially have material write-downs of assets.

        Revenue Recognition: Sepracor recognizes revenue from product sales when title to product and associated risk of loss has passed to the customer, and collectability is reasonably assured. All revenues from product sales are recorded net of applicable allowances for returns, rebates, and other applicable discounts and allowances.

        Sepracor receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Sepracor recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Sepracor recognizes revenue upon receipt of royalty statements from the licensee.

        License fees and other revenue include non-refundable upfront license fees, milestones, and other revenues. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Milestones are recorded as revenue when achieved and only if there are no remaining performance obligations and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere unrelated to its core EmboSphere Microsphere business.

        Sepracor records collaborative research and development revenue from research and development contracts over the term of the applicable contract, as it incurs costs related to the contract.

        Rebate and Return Reserves: Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. The Company also allows for return of its product for up to one year after product expiration. Reserves for product returns and rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. If government contracts change materially, the associated reserves estimated for those programs can change significantly. Estimates of reserves for returns are impacted by the extended return cycle, and by other factors such as introduction of a new competitive product, or other change in market conditions leading to a change in historical return patterns.

        Research and Development: All costs associated with internal research and development, research and development conducted for others and research and development services for which the Company has been contracted are expensed as incurred.

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

        Derivatives: In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"—An Amendment to "FASB Statement No. 133." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, and resulting gains or losses, depends on the intended use of the derivative and its resulting designation. The Company adopted this new accounting standard effective January 1, 2001 and the impact of adoption was not material.

        Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale investments.

        Basic and Diluted Net Loss Per Common Share: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock, convertible subordinated debt and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method.

        For the years ended December 31, 2001, 2000 and 1999, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period because the effect of common stock equivalents would be anti-dilutive. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 because they would have an anti-dilutive effect due to net losses for such periods. These securities include the following:

        Options to purchase shares of common stock:

(In Thousands, Except Price Per Share Data)	2001	2000	1999
Number of options	11,915	9,757	10,940
Price range per share	$2.50 to $125.44	$2.50 to $125.44	$0.75 to $59.13

        Shares of common stock reserved for issuance upon conversion of convertible subordinated debt:

(In Thousands)	2001	2000	1999
6.25% convertible subordinated debentures due 2005	—	3,921	8,000
7% convertible subordinated debentures due 2005	4,804	4,804	4,805
5% convertible subordinated debentures due 2007	4,979	4,979	—
5.75% convertible subordinated notes due 2006	8,333	—	—

	18,116	13,704	12,805

Other:

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 will be effective from the date of acquisition. The Company notes that SFAS No. 141 does not currently have any effect on the reported financial results and does not expect the adoption of SFAS No. 142 to have a material impact on the Company's financial statements and related disclosures

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial statements and related disclosures.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company will adopt SFAS No. 144 during the first quarter of 2002 and does not believe that the adoption of this standard will have a material impact on the Company's financial statements and related disclosures.

C)    Sepracor Investments in Affiliates

Investment in Biosphere:

        BioSphere was a consolidated subsidiary of Sepracor from 1994 through July 2, 2002. In May 1999, BioSphere sold a substantial portion of its business and assets to complete a transition from a chromatography and media company to a medical device company. (See Note I—Discontinued Operations.)

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

        In July 2001, Sepracor sold 2,000,000 shares of BioSphere common stock held by it in a public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sales of approximately $26,526,000 and has recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere has been reduced from approximately 55% to 25% as of December 31, 2001. Sepracor no longer consolidates the results of BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. Sepracor has recorded $1,601,000 as its share of BioSphere losses for the period ended December 31, 2001.

Investment in HMSR, Inc (Formerly Hemasure, Inc):

        HemaSure has been an equity investment of Sepracor since 1995. In February 1999, the Company entered into an agreement with HemaSure pursuant to which Sepracor invested $2,000,000 in exchange for 1,333,334 shares of HemaSure common stock and warrants to purchase approximately 667,000 of additional shares of HemaSure common stock. In October 1999, HemaSure completed a private placement financing which resulted in Sepracor recording a gain of $820,000, which was recorded through additional paid-in capital. At December 31, 1999, Sepracor's ownership of HemaSure was approximately 27%.

        In March 2000, HemaSure sold 3,730,000 shares of common stock in a private placement, thereby reducing Sepracor ownership to approximately 22%. Sepracor recorded a gain of approximately $1,417,000 through additional paid-in capital as a result of the transaction. Sepracor accounts for its investment in HemaSure using the equity method of accounting. At December 31, 2001 and 2000, Sepracor's ownership in HemaSure was approximately 23% and 22%, respectively and its investment in HemaSure was recorded at zero.

        In February 2001, HemaSure signed an asset purchase agreement with Whatman plc. Under the terms of the agreement, Whatman agreed to purchase HemaSure's assets, except for cash, cash equivalents and marketable securities of HemaSure, subject to certain exceptions as defined in the agreement. On May 29, 2001, HemaSure completed the sale to Whatman Bioscience Inc., a Massachusetts corporation and a subsidiary of Whatman plc. Following the sale, HemaSure changed it corporate name to HMSR, Inc.

        In November 2001, HMSR, Inc. announced that it had signed a definitive agreement to merge with Point Therapeutics, Inc. Following the merger, HMSR's current stockholders will own approximately 23% of the combined company.

Investment in Versicor:

        Versicor, established as a subsidiary of Sepracor in 1995, completed various private equity transactions in April 1999, including the issuance of preferred stock, which reduced Sepracor's ownership in Versicor to approximately 18%. As a result of these transactions, Sepracor recorded a gain of $1,077,000, which was recorded through additional paid-in capital and began accounting for its investment in Versicor under the cost method. In October 1999, Versicor completed a private placement financing for approximately $40,000,000 in which Sepracor paid $1,000,000 to Versicor for Versicor preferred stock. As a result of this transaction, Sepracor's ownership of Versicor was approximately 10% at December 31, 1999. In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Since Versicor's stock is now publicly traded, Sepracor considers its investment in Versicor as an available-for-sale security and as such Sepracor marks-to- market its investment at the end of each reporting period. At December 31, 2001 and 2000, the market price of Versicor's common stock was $20.25 and $8.625 per share, respectively, which resulted in the recording of unrealized gains of approximately $22,889,000 and $10,688,000, as a separate component of stockholders' equity as of December 31, 2001 and 2000, respectively.

        As of December 31, 2001, Sepracor owns 1,809,143 shares, or approximately 8%, of Versicor's outstanding common stock. Sepracor also has warrants to purchase an additional 76,250 shares of Versicor common stock at $5.00 per share, which expire in December 2002. Sepracor recognized $1,252,000 as other income in 2001 for changes in the valuation of the warrants at December 31, 2001.

D)    Cash, Cash Equivalents and Short-Term and Long-Term Investments

        Cash, cash equivalents and short-term and long-term investments consist of the following at December 31:

(In Thousands)	2001	2000
Cash and Cash Equivalents:
Cash and money market funds	$637,010	$41,321
Corporate and Government commercial paper	78,072	312,737

Total cash and cash equivalents	$715,082	$354,058

        Short and long-term investments classified as available-for-sale or held-to-maturity consist of the following at December 31:

	2001		2000
(In Thousands)	Available- For-Sale	Held-to- Maturity	Available- For-Sale	Held-to- Maturity
Due within 1 year
Corporate commercial paper	$—	$116,063	$5,069	$243,749
Due in greater than 1 year
Corporate commercial paper	27,678	45,566	26,641	4,962

Total short-term and long-term investments	$27,678	$161,629	$31,710	$248,711

        Unrealized gains on available-for-sale securities at December 31, 2001 and 2000 were approximately $23,000 and $60,000, respectively. Held-to-maturity securities are recorded at cost plus accrued amortization, which approximates fair value. Realized gains and losses on available-for-sale and held-to-maturity securities were insignificant in 2001 and 2000.

        The Company also has an investment in Versicor, which it began classifying as an available-for-sale security in August 2000, upon Versicor's initial public offering. The Company has marked to market its investment in Versicor at December 31, 2001 and has recorded an unrealized gain of approximately $22,889,000, which is included as a separate component of stockholders' equity.

E)    Financial Instruments

        Financial instruments consist of the following at December 31:

	2001		2000
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
6.25% convertible subordinated debentures, due 2005	$—	$—	$92,858	$317,054
7% convertible subordinated debentures, due 2005	$299,960	$313,188	$299,960	$424,263
5% convertible subordinated debentures, due 2007	$460,000	$399,050	$460,000	$481,160
5.75% convertible subordinated notes, due 2006	$500,000	$545,200	$—	$—

	$1,259,960	$1,257,438	$852,818	$1,222,477

        The fair value of all the convertible subordinated debt is from a quoted market source.

F)    Accounts Receivable

        Sepracor's trade receivables in 2001 and 2000 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts and payment term discounts related to accounts receivable was $585,000 and $378,000 at December 31, 2001 and 2000, respectively.

        Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

	Year Ended December 31,
	2001	2000
Customer A	30%	24%
Customer B	18%	11%
Customer C	9%	11%

G)    Inventories

        Inventories consist of the following at December 31:

(In Thousands)	2001	2000
Raw materials	$1,231	$2,322
Work in progress	103	432
Finished goods	8,439	3,244

	$9,773	$5,998

H)    Property and Equipment and Patents, Intangible and Other Assets

        Property and equipment consist of the following at December31:

(In Thousands)	2001	2000
Land	$85	$85
Building	2,586	2,967
Laboratory and manufacturing equipment	17,884	15,812
Office equipment	18,986	15,349
Leasehold improvements	5,179	5,239

	44,720	39,452
Accumulated depreciation and amortization	(22,047)	(16,950)

	22,673	22,502
Construction in progress—Building(1)	18,672	—
Construction in progress—Software and computers	2,501	174

	$43,846	$22,676

        Depreciation expense was $6,246,000, $5,139,000 and $4,487,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

        (1)  The Company has signed a lease to occupy a new building, which is being constructed. The lease has a term of 15 years, and will begin on the occupancy date contingent upon the completion of the building, expected to be June 2002. Sepracor is financing the construction of the building through two interest bearing, secured loans totaling up to approximately $27,000,000, to be loaned by Sepracor to the developer of the site. Sepracor will have first right to purchase the entire property from the developer beginning in June 2002 and extending through January 2004. At December 31, 2001, Sepracor has incurred $18,672,000 of building costs, which have been capitalized as construction in progress on the balance sheet in accordance with EITF 97-10.

        Patents, intangible assets and other assets, net consist of the following at December 31:

(In Thousands)	2001	2000
Deferred finance costs, net(1)	$30,087	$20,734
Intangible assets and patents, net	29,504	31,789
Other assets	788	1,568

	$60,379	$54,091
(1)
The 2001 balance includes $14,500,000 of costs associated with the $500,000,000 in principal amount of 5.75% convertible subordinated notes due 2006, issued in 2001. The 2001 and 2000 balance includes $14,033,000 of costs associated with the $460,000,000 in principal amount of 5% convertible subordinated debentures due 2007, issued in 2000.

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

        The net assets included in the sale had a net book value of approximately $10,500,000 on May 17, 1999, which was included in calculating a net loss for the sale of approximately $70,000. The operations, assets and liabilities of the business have been presented in accordance with Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in the accompanying financial statements. Accordingly, the operating results of the discontinued business for the year ended December 31, 1999 have been segregated from the continuing operations and reported as a separate line item on the consolidated statements of operations.

J)    Accrued Expenses

        Accrued expenses consist of the following at December 31:

(In Thousands)	2001	2000
Research and development costs	$41,321	$31,114
Sales and marketing costs	25,465	7,115
Interest on convertible subordinated debt	13,030	11,616
Compensation costs	11,678	9,707
Other	11,104	6,008

	$102,598	$65,560

K)    Notes Payable and Long-Term Debt

        Notes payable and long-term debt consist of the following at December 31:

(In Thousands)	2001	2000
Government grant from Nova Scotia Department of Economic Development	$779	$830
Loan from Atlantic Canada Opportunities Agency, non-interest bearing, repayable in 60 equal installments commencing March 15, 1998	78	150
French Franc bank loan bearing interest at 5.4% payable in monthly installments through March 2005, secured by certain assets of BioSphere	—	124
Obligations under capital leases (See Note M)	1,203	138

	2,060	1,242
Less current portion	(624)	(144)

Total	$1,436	$1,098

        Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, has an interest free credit agreement with a Canadian provincial business development agency for approximately $370,000 in term debt. At December 31, 2001, Sepracor Canada Limited had received approximately $370,000 of such term debt, of which approximately $78,000 remains outstanding. Sepracor Canada Limited also has a Canadian Government grant which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2001 was approximately $779,000.

        In December 2001, Sepracor amended its revolving credit agreement (the "Revolving Credit Agreement") with a commercial bank to remove BioSphere as a party to the Revolving Credit Agreement and extend the term to March 31, 2002. The Revolving Credit Agreement provides for borrowing of up to $25,000,000. Interest is payable monthly in arrears at prime (4.75% at December 31, 2001) or the LIBOR rate (1.9% at December 31, 2001) plus .75%. All borrowings are collateralized by certain assets of the company. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage. At December 31, 2001 and 2000, there was $0 outstanding under this agreement.

        Minimum annual principal repayment of notes payable and long-term debt, excluding capital leases is as follows: 2002-$67,000, 2003-$11,000, none thereafter.

L)    Convertible Subordinated Debt

        In February 1998, Sepracor issued $189,475,000 in principal amount of 6.25% convertible subordinated debentures due 2005 (the "6.25% Debentures"). The 6.25% Debentures were convertible into Sepracor common stock, at the option of the holder, at a price of $23.685 per share and bore interest at 6.25% payable semi-annually, commencing on August 15, 1998. The 6.25% Debentures were redeemable by the Company commencing February 2001. As part of the sale of the 6.25% Debentures, Sepracor incurred approximately $6,105,000 of offering costs, which were recorded as other assets and were being amortized over seven years, the term of the 6.25% Debentures. The net proceeds to the Company after offering costs were approximately $183,370,000.

        In February 2000, Sepracor converted $96,424,000 in principal amount of its 6.25% Debentures. Costs related to the conversion of the 6.25% Debentures, including inducements and other costs of approximately $7,497,000, were recorded as other expense. As a result of the conversion, Sepracor issued 4,071,176 shares of Sepracor common stock and wrote off approximately $2,373,000 of deferred finance costs against additional paid-in capital.

        In January 2001, the Company announced that on February 21, 2001 it would redeem the $92,858,000 in principal amount of 6.25% Debentures that remained outstanding. On February 20, 2001, prior to the redemption, all outstanding 6.25% Debentures were converted. As a result of the conversion, Sepracor issued 3,920,608 shares of Sepracor common stock and wrote off approximately $1,525,000 of deferred finance costs against additional paid-in capital.

        In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $62.4375 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures were not redeemable by the Company until December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders if there was a change in control of the Company. As part of the sale of the 7% Debentures, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were approximately $290,081,000.

        In February 2000, Sepracor issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007 (the "5% Debentures"). On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. The 5% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% Debentures are redeemable by the Company prior to February 15, 2003 if the trading price of Sepracor common stock exceeds 150% of the conversion price ($138.57) for 20 trading days in a period of 30 consecutive trading days. The 5% Debentures are redeemable by the Company on or after February 15, 2003 if the trading price of Sepracor common stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. The Company may be required to repurchase the 5% Debentures at the option of the holders if there is a change in control of the Company. As part of the sale of the 5% Debentures, Sepracor incurred approximately $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% Debentures. The net proceeds to the Company after offering costs were approximately $445,967,000.

        In November 2001, Sepracor issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006 (the "5.75% Notes"). In December 2001, Sepracor issued an additional $100,000,000 in principal amount of 5.75% Notes pursuant to an option granted to the initial purchaser of the 5.75% Notes. The 5.75% Notes are convertible into Sepracor common stock, at the option of the holder, at a price of $60.00 per share. The 5.75% Notes bear interest at 5.75% payable semiannually, commencing on May 15, 2002. The 5.75% Notes are convertible at the option of the Company prior to maturity if the closing price of Sepracor common stock exceeds 145% of the conversion price ($87.00) for at least 20 out of 30 consecutive trading days ending within five trading days prior to notice of conversion. The Company may be required to repurchase the 5.75% Notes at the option of the holders if there is a change in control of the Company. As part of the sale of the 5.75% Notes, Sepracor has incurred offering costs of approximately $13,982,000 and expects to incur total costs of $14,500,000 which have been recorded as other assets and are being amortized over five years, which is the term of the 5.75% Notes. The estimated net proceeds to the Company after offering costs are expected to be approximately $485,500,000.

M)    Commitments and Contingencies

        Future minimum lease payments under all noncancelable leases in effect at December 31, 2001, are as follows (in thousands):

Year	Operating Leases	Capital Leases
2002	$1,247	$579
2003	899	575
2004	832	130
2005	809	—
2006	809	—
Thereafter	404	—

Total minimum lease payments	$5,000	$1,284
Less amount representing interest	—	(81)

Present value of minimum lease payments	$5,000	$1,203

        Future minimum lease payments under operating leases relate primarily to Sepracor's principal office, laboratory and production facilities. Most of the lease terms provide options to extend the leases and require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Capital leases relate primarily to telephone systems and computer equipment purchased under capital lease agreements. Rental expense under these and other leases amounted to $1,384,000, $1,576,000 and $1,683,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

N)    Litigation

        Currently, Sepracor is not party to any material legal proceedings.

O)    Stockholders' Equity (Deficit)

        In July 2001, Sepracor completed the sale of 2,000,000 shares of BioSphere common stock held by it in a public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sales of approximately $26,526,000 and has recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of

2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere has been reduced from approximately 55% to 25% as of December 31, 2001. Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. Sepracor has recorded $1,601,000 as its share of BioSphere losses for the period ended December 31, 2001.

        In January 2001, the Company announced that on February 21, 2001 it would redeem the $92,858,000 in principal amount of 6.25% convertible subordinated debentures due 2005 that remained outstanding. On February 20, 2001, prior to the redemption, all outstanding 6.25% Debentures were converted. As a result of the conversion, 3,920,608 shares of Sepracor common stock were issued and deferred financing costs of approximately $1,525,000 were written off against additional paid-in capital.

        In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Since Versicor's stock is now publicly traded, Sepracor considers its investment in Versicor as an available-for-sale security and as such Sepracor marks-to-market its investment at the end of each reporting period and records the investment as investment in affiliates on the balance sheet. At December 31, 2001 and 2000, the market price of Versicor's common stock was $20.25 and $8.625 per share, respectively, which resulted in the recording of unrealized gains of approximately $22,889,000 and $10,688,000, as a separate component of stockholders' equity as of December 31, 2001 and 2000, respectively. Sepracor's ownership in Versicor at December 31, 2001 and 2000 was approximately 8%.

        In July 2000, BioSphere completed the sale of approximately $13,000,000 of its common stock in a private equity placement. Of this amount, Sepracor purchased approximately $5,000,000 of BioSphere common stock. As a result of the transaction, Sepracor recorded a net gain of approximately $1,702,000 through additional paid-in capital.

        In May 2000, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation, as amended, increasing from 140,000,000 to 240,000,000 the number of authorized shares of common stock.

        In March 2000, HemaSure completed a $28,000,000 private placement of common stock, consisting of 3,730,000 shares of HemaSure common stock. The transaction resulted in Sepracor recording a gain of approximately $1,417,000 through additional paid-in capital.

        In February 2000, BioSphere completed a private placement of approximately $5,900,000 of BioSphere common stock and warrants. Investors purchased 653,887 shares of BioSphere common stock and warrants to purchase 163,468 shares of BioSphere common stock. The transaction resulted in Sepracor recording a net gain of approximately $2,771,000 through additional paid-in capital.

        In January 2000, Sepracor's Board of Directors approved a two-for-one stock split. The stock split was effected in the form of a 100% stock dividend on February 25, 2000, to stockholders of record on February 1, 2000. All share data and stock prices have been adjusted to reflect the stock split for all periods presented.

        In August 1999, Sepracor paid Georgetown University $10,000,000 in cash and issued 200,000 shares of Sepracor common stock to obtain all rights, title and interest held by Georgetown relating to terfenadine carboxylate, norastemizole (tecastemizole), intraconazole enantiomers and ketoconazole enantiomers. The intellectual property rights purchased from Georgetown are being amortized over a ten-year period.

        Sepracor has recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 2001, 2000 and 1999.

Unearned Compensation

(In Thousands)	2001	2000	1999
Balance at January 1,	$(189)	$(217)	$(144)
Stock option grants	—	(40)	(129)
Amortization expense	69	68	56

Balance at December 31,	$(120)	$(189)	$(217)

P)    Stock Plans

        The Company has stock-based compensation plans, which are described below. The Company records the issuance of stock options using APB Opinion 25 and related interpretations in accounting for its plans. However, if compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates, the Company's net loss and basic and diluted loss per share for the years ended December 31, 2001, 2000 and 1999 would have been increased to the pro forma amounts indicated in the following table:

	2001		2000		1999
(In Thousands, Except Loss Per Share Amounts)	Net Loss	Basic and Diluted Loss Per Share	Net Loss(1)	Basic and Loss(1) Per share	Net Loss(1)	Basic and Diluted Loss Per Share
As reported	$(224,015)	$(2.89)	$(204,017)	$(2.80)	$(183,059)	$(2.77)
Pro forma	$(280,761)	$(3.62)	$(247,187)	$(3.40)	$(213,279)	$(3.23)
    (1)
    Net loss represents net loss applicable to common shares.

        The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected option life	6 years	6.70 years	5.66 years
Expected volatility	75%	70%	55%
Risk-free interest rate	4.88%	6.28%	5.81%
Dividends	None	None	None

        The 1991 Restated Stock Option Plan (the "1991 Plan") provides for the granting of Incentive Stock Options ("ISOs") to officers and key employees of Sepracor and nonstatutory stock options ("NSOs") to officers, employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest generally over five years. In 1999, the stockholders approved an amendment to the 1991 Plan increasing the number of shares of common stock, which may be granted to 18,000,000. In 2001, the 1991 Plan expired.

        The 1991 Directors Stock Option Plan (the "1991 Directors Plan") provides for the granting of NSOs to directors of Sepracor who are not officers or employees of Sepracor. The options granted under the 1991 Directors Plan have a maximum term of ten years from date of grant and have an exercise price of not less than the fair market value of the stock on the date of grant and vest over five years. In May 1998, the stockholders approved an amendment to the 1991 Directors Plan increasing the number of shares of common stock, which may be granted to 1,000,000. In 2001, the 1991 Directors Plan expired.

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

        The 2000 Stock Option Plan (the "2000 Plan") permits the Company to grant ISOs, NSOs and restricted stock awards to purchase 2,500,000 shares of common stock to employees, officers, directors and consultants of the Company. Stock options granted under the 2000 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years.

        The following tables summarize information about stock options outstanding at December 31, 2001 (in thousands, except for per share amounts and contractual life):

		Options Outstanding Weighted Average Remaining Contractual Life (Years)		Options Exerciable
Range of Exercise Price Per Share	Number of Options Outstanding		Weighted-Average Exercise Price Per Share	Number of Options Exercisable	Weighted-Average Exercise Price Per Share
$2.50 - 8.56	1,253	3.9	$6.64	1,239	$6.65
11.25 - 19.00	2,313	6.1	16.14	1,331	16.28
20.00 - 28.01	1,872	8.2	23.83	500	22.74
31.13 - 39.06	2,300	8.2	35.18	554	35.35
41.59 - 48.52	1,224	7.9	44.92	447	43.61
50.50 - 59.13	1,526	7.7	57.76	356	58.47
71.88 - 73.88	303	8.8	72.19	61	72.19
87.31 - 87.50	861	8.3	87.34	159	87.45
92.25 - 92.25	142	8.2	92.25	28	92.25
125.44 - 125.44	121	8.6	125.44	24	125.44

$2.50 - 125.44	11,915	7.3	$36.89	4,699	$26.61
	2001		2000		1999
	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share
Balance at January 1,	9,757	$37.05	10,940	$25.37	9,870	$14.65
Granted	2,687	34.91	1,534	88.90	3,251	47.16
Exercised	(238)	12.99	(2,235)	14.37	(1,920)	6.11
Cancelled	(252)	50.35	(482)	30.10	(261)	33.99
Expired	(39)	48.52	—	—	—	—

Balance at December 31,	11,915	$36.89	9,757	$37.05	10,940	$25.37
Options exercisable at December 31,	4,699		2,576		2,275
Weighted-average fair value of options granted during the year	$24.77		$63.28		$28.86

        There were 2,128,000 options available for future grant as of December 31, 2001.

        The 1996 Employee Stock Purchase Plan (the "1996 ESPP") permits an aggregate of 240,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 59,000, 33,000 and 48,000 shares for a total of $1,666,000, $1,701,000 and $1,284,000, during the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, there were no shares of common stock authorized for future issuance under the 1996 ESPP.

        The 1998 Employee Stock Purchase Plan (the "1998 ESPP") permits an aggregate of 600,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 12,000 shares for a total of $350,000, during the year ended December 31, 2001. At December 31, 2001, there were 588,000 shares of common stock authorized for future issuance under the 1998 ESPP.

Q)    Income Taxes

        Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 2001, 2000 and 1999. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $60,600,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

        At December 31, 2001, Sepracor had federal and state tax NOL carryforwards of approximately $693,000,000 and $558,000,000, which will expire through 2021 and 2006, respectively. Based upon the Internal Revenue Code and changes in Company ownership, utilization of the NOL may be subject to an annual limitation. Sepracor also has an NOL from its operation in Canada of approximately $2,700,000, which may be carried forward indefinitely. At December 31, 2001, Sepracor had federal and state research and experimentation credit carryforwards of approximately $27,000,000 and $21,000,000, respectively, which will expire through 2021 and 2016, respectively. Sepracor also had Canadian research and experimentation credits of $2,000,000, which begin to expire in 2004.

        The components of Sepracor's net deferred taxes were as follows at December 31:

	2001	2000

Assets
NOL carryforwards	$289,979	$277,432
Reserves	7,730	4,382
Tax credit carryforward	50,119	35,225
Patent	(2,470)	926
Accrued expenses	36,535	16,562
Research and development capitalization	56,361	15,461
Intangibles	2,595	2,915
Property and equipment	1,225	742
Other	1,413	1,437
Liabilities
Basis difference of subsidiaries	(5,956)	(3,781)
Valuation Allowance	(437,531)	(351,301)

Net deferred taxes	$—	$—

R)    Agreements

  Revenue-related Agreements

        Tecastemizole.    Effective January 1998, Sepracor and Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), entered into an agreement (the "Tecastemizole Agreement"; formerly referred to as the "Norastemizole Agreement"), relating to the development and marketing of tecastemizole (formerly norastemizole), a third generation nonsedating antihistamine. Under the terms of the Tecastemizole Agreement, the companies agreed to jointly fund the development of tecastemizole, and Sepracor granted to Janssen an option to acquire certain rights regarding the product in the United States and abroad. In May 1999, Sepracor announced that Johnson & Johnson elected not to exercise its option to co-promote tecastemizole under the Tecastemizole Agreement. Sepracor continued to fund clinical development and marketing of the drug and submitted an NDA to the FDA for SOLTARA brand tecastemizole in March 2001. Under the terms of the Tecastemizole Agreement, Sepracor has worldwide rights to make, use, and sell prescription tecastemizole products under all Johnson & Johnson intellectual property rights relating to tecastemizole, including the right to reference Johnson & Johnson's data for astemizole, in exchange for royalty payments on sales of tecastemizole. Sepracor anticipates selling SOLTARA, if approved, through its own expanded sales force.

        Fexofenadine.    In September 1999, Hoechst Marion Roussel Inc. (now Aventis) and Sepracor settled patent issues with respect to fexofenadine, marketed by Aventis as ALLEGRA, and amended their existing agreement (as so amended, the "Aventis Fexofenadine Agreement"). Under the terms of the U.S. Aventis Fexofenadine Agreement, Aventis received all rights to Sepracor's patents with respect to fexofenadine and obtained an exclusive license to various Sepracor U.S. patent applications related to fexofenadine. In October 1999, upon effectiveness of the amended Aventis Fexofenadine Agreement, Sepracor recognized license fee revenue of $1,875,000 from a milestone payment that had been previously deferred. Sepracor has earned royalties on fexofenadine sales in the United States since February 2001. Under the terms of a separate ex-U.S. Aventis Fexofenadine Agreement, Aventis obtained an exclusive license to Sepracor's patents related to fexofenadine, that had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the United States. Sepracor has been entitled to royalties on fexofenadine product sales since March 1, 1999 in countries where Sepracor has patents related to fexofenadine. The Company recorded

$25,379,000, $2,495,000 and $1,746,000 of royalty revenues under the Aventis Fexofenadine Agreement in 2001, 2000 and 1999, respectively.

        Levocetirizine.    In June 1999, Sepracor entered into a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC (the "UCB Agreement"). Under the terms of the UCB Agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. Sepracor is entitled to receive royalties under the UCB Agreement upon first product sales and royalties will escalate upon achievement of sales volume milestones. In September 2001, UCB announced that European Union Member States granted a positive opinion for levocetirizine, a single isomer of ZYRTEC, for the treatment of symptoms of seasonal allergic rhinitis (SAR), perennial allergic rhinitis (PAR) and chronic idiopathic urticaria (CIU), or hives of unknown cause, in adults and children aged 6 years and older. UCB has marketed levocetirizine under the brand names XUSAL and XYZAL in Germany since February 2001, and in 4 other European countries during the fourth quarter of 2001. UCB has received regulatory approval in 9 other countries where Sepracor expects to earn royalties upon launch in 2002.

        Desloratadine.    In December 1997, Sepracor licensed to Schering Plough Corporation ("Schering") exclusive worldwide rights to Sepracor's patents covering desloratadine (the "DCL Agreement"), an active metabolite of loratadine, which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on desloratadine sales, beginning at product launch. Royalties will escalate over time upon achievement of sales volume and other milestones. On January 19, 2001, Schering received an approvable letter for desloratadine from the FDA, which indicated that the product could be approved pending final approval by the FDA. On February 15, 2001, Schering announced that the FDA had issued reports citing deficiencies concerning Schering's compliance with current Good Manufacturing Processes, or GMPs, and that the FDA had advised Schering that GMP deficiencies must be resolved prior to the FDA granting approval of desloratadine. In December 2001, Schering announced that CLARINEX (desloratadine) 5mg tablets had received marketing clearance from the FDA and Schering commercially launched CLARINEX in 2002.

        Eszopiclone.    In October 1999, Sepracor entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis) under which Sepracor exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States (the "Aventis Eszopiclone Agreement"). Under the Aventis Eszopiclone Agreement, Aventis assigned all U.S. patent applications relating to zopiclone to Sepracor, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor paid a $5,000,000 license fee to Aventis in 1999 and will pay a royalty to Aventis on eszopiclone product sales in the U.S., if any. Sepracor recognized expense of $1,000,000 in 2000 based on the initiation of Phase III clinical trials of eszopiclone and may be required to pay additional milestone payments to Aventis.

        (R)-Fluoxetine.    In December 1998, Sepracor entered into an agreement with Eli Lilly and Company ("Lilly") under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine, a modified form of an active ingredient found in fluoxetine, marketed by Lilly as PROZAC (the "Lilly Agreement"). In April 2000, following completion of the Federal Trade Commission review of the Lilly Agreement, the Company received an initial milestone payment and license fee of $20,000,000, which was recorded as license fee revenue in 2000. The Company also recorded $3,573,000 of collaborative research and development revenue in 2000 related to previous costs incurred in the development of (R)-fluoxetine under the Lilly Agreement. In October 2000, the Company was notified by Lilly that Lilly had terminated the exclusive license agreement covering

(R)-fluoxetine. In accordance with the Lilly Agreement, Lilly has returned the existing scientific data on the project to Sepracor.

        Ticalopride.    In July 1998, Sepracor entered into a license agreement with Janssen (the "Ticalopride Agreement"; formerly referred to as the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering ticalopride (formerly known as (+)-norcisapride), an isomer of the active metabolite of Janssen's PROPULSID®. Under the terms of the Ticalopride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. Under the Ticalopride Agreement, Janssen has agreed to pay Sepracor royalties on ticalopride sales, if any, beginning at product launch in those countries where Sepracor has issued patents covering Janssen's approved indications. Under the terms of the Ticalopride Agreement, the royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones. In April 2001, the Company was notified by Janssen that clinical investigators were informed that two Phase II trials to evaluate the efficacy and safety of ticalopride in subjects with symptoms of GERD, or gastroparesis, were being suspended pending further analysis of a small number of adverse events reported in GERD and diabetic patients.

  Other Agreements

        In January 2001, Sepracor signed a lease to occupy approximately 192,600 square feet of office and research and development space in a facility to be built in Marlborough, Massachusetts. The lease has a term of 15 years, and will begin on the occupancy date contingent upon the completion of the building, expected to be June 2002. In addition, Sepracor has an option to lease two additional buildings, totaling approximately 232,400 square feet, which may be constructed on the same site in the future. Sepracor is financing the construction of the first building through two interest bearing, secured loans totaling up to approximately $27,000,000, loaned by Sepracor to the developer of the site. At December 31, 2001, Sepracor has loaned approximately $13,093,000 to the developer of the new building which has been included in construction in progress. Sepracor will have first right to purchase the entire property from the developer beginning in June 2002 and extending through January 2004. The developer has the right to require Sepracor to purchase the site based on a contractual amount less the amount of any loans outstanding from the developer to Sepracor, if Sepracor's cash and cash equivalents fall below $137,000,000 before substantial completion of the building. At December 31, 2001, Sepracor has incurred $18,672,000 of building costs, which have been capitalized as construction in progress on the balance sheet in accordance with EITF 97-10.

S)    Employees' Savings Plan

        Sepracor has a 401(k) savings plan (the "401(k) Plan") for all domestic employees. Under the provisions of the 401(k) Plan, employees may voluntarily contribute up to 15% of their compensation, up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 2001, 2000, and 1999. Sepracor incurred expenses of $575,000, $391,000 and $337,000 in 2001, 2000 and 1999, respectively, as its matching contribution.

T)    Business Segment and Geographic Area Information

        For "Disclosures about Segments of an Enterprise and Related Information" segments represent the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. Sepracor operates in one business segment, which is the discovery, research and development, and commercialization of pharmaceutical products.

        Financial information by geographic area is presented below:

Geographic Area Data

(In Thousands)	2001	2000	1999
Revenues
United States:
Unaffiliated customers	$152,095	$82,550	$20,393
Europe:
Unaffiliated customers	—	1,290	2,266
Related parties	—	1,405	—

Total revenues	$152,095	$85,245	$22,659

Long-lived assets:
United States	$139,490	$82,567	$49,439
Europe	—	412	251
Canada	7,824	7,534	6,905

Total long-lived assets	$147,314	$90,513	$56,595

        Sepracor had no export sales to the Far East for the years ended December 31, 2001, 2000 and 1999. Revenues are attributed to geographic locations based on the selling location.

U)    Quarterly Consolidated Financial Data (Unaudited)

	For the Quarter Ended
(In Thousands, Except Per Share Data)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Net revenues	$33,940	$44,210	$36,692	$37,253
Gross profit	28,669	40,278	33,464	33,780
Net loss applicable to common shares	(48,030)	(37,272)	(36,444)	(102,269)
Basic and diluted loss per common share	$(.63)	$(.48)	$(.47)	$(1.31)
	For the Quarter Ended
(In Thousands, Except Per Share Data)	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Net revenues	$15,133	$34,252	$11,483	$24,377
Gross profit	10,163	31,121	8,949	20,678
Net loss applicable to common shares	(54,037)	(31,308)	(45,226)	(73,446)
Basic and diluted loss per common share	$(.76)	$(.43)	$(.62)	$(1.00)

V)    Subsequent Events

        On January 7, 2002, Sepracor and 3M Drug Delivery Systems Division announced initiation of a scale-up and manufacturing collaboration for XOPENEX hydrofluoroalkane (HFA) metered-dose inhaler (MDI). The collaboration will combine Sepracor's short-acting beta-agonist, XOPENEX, and 3M's expertise in manufacturing MDIs, the device most commonly used by patients for the treatment of asthma and chronic obstructive disease, using HFA technology.

        On January 31, 2002, Sepracor announced that the FDA had approved XOPENEX brand levalbuterol HCl inhalation solution for the treatment or prevention of bronchospasm in children 6 to 11 years old with reversible obstructive airway disease, such as asthma. XOPENEX will be marketed for use in a nebulizer at dosage strengths of 0.31 mg and 0.63 mg for pediatric patients. XOPENEX inhalation solution has been marketed at dosage strengths of 0.63 mg and 1.25 mg for patients 12 years of age and older since May 1999.

        On March 7, 2002, the FDA issued a "not-approvable" letter for the NDA filed for SOLTARA™ brand tecastemizole at dosage strengths of 15 mg and 30 mg for the treatment of allergic rhinitis. A "not approvalable" letter is issued if the FDA believes that the application contains insufficient information for an approval. The Company has requested a meeting with the FDA to discuss requirements for the resolution of the issues identified by the FDA concerning the NDA, and will assess its plans with respect to development of SOLTARA after that meeting.

        In March 2002, through March 27, 2002, Sepracor exchanged approximately $97,000,000 of its convertible subordinated debt in privately negotiated transactions, for approximately 3,541,000 shares of its common stock. The associated inducement costs charged to other expense in the first quarter of 2002, are expected to be approximately $41,000,000.

Annual Meeting Information

        The Annual Meeting of Stockholders will be held at 9:00 a.m. on May 22, 2002 at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

Common Stock

        The common stock of Sepracor Inc. is traded on the NASDAQ Stock Market under the symbol SEPR.

Primary Outside Legal Counsel

Hale and Dorr LLP, Boston, MA

Independent Accountants

PricewaterhouseCoopers LLP, Boston, MA

Corporate Headquarters

Sepracor Inc.
111 Locke Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499

Transfer Agent and Registrar

Questions regarding accounts, address changes, stock transfer and lost certificates should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
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

Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs and Chief Patent Counsel

Stephen A. Wald
Senior Vice President, Chemical Research and Development

SOLTARA and ESTORRA are trademarks and ICE and XOPENEX are registered trademarks of Sepracor Inc. EmboSphere is a registered trademark of BioSphere. XUSAL is a trademark and XYSAL and ZYRTEC are registered trademarks of UCB, Societe Anonyme. ADVAIR and VENTOLIN are registered trademarks of Glaxo Group Limited. CLARINEX is a registered trademark of Schering Corporation. FORADIL is a registered trademark of Ciba-Geigy Corporation. ATOCK is a trademark of Yamanouchi, Inc. DITROPAN is a registered trademark of Marion Laboratories, Inc. ALLEGRA is a registered trademark of Merrell Pharmaceuticals. PROZAC is a registered trademark of Dista. PROPULSID is a registered trademark of Johnson & Johnson. IMOVANE and AMOBAN are registered trademarks of Rhone-Poulenc Rorer S.A. MERIDIA is a registered trademark of Knoll Pharmaceutical Company. SONATA is a registered trademark of American Home Products Corporation. AMBIEN is a registered trademark of Synthelabo

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INVESTOR RELATIONS SEPRACOR INC. 111 LOCKE DRIVE MARLBOROUGH, MA 01752
SEPRACOR INC. CONSOLIDATED BALANCE SHEETS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS