Form 10-K, Exhibit 13
period 2002-12-31
SEPRACOR INC /DE/
filed 2003-03-31
CIK 877357

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Selected Portions of the
2002 Annual Report to Stockholders

SEPRACOR INC. SELECTED FINANCIAL DATA

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In Thousands, Except Per Share Data)
STATEMENT OF OPERATIONS DATA:
Revenues:
Product sales	$190,227	$125,248	$57,160	$16,383	$155
Royalties	48,491	25,663	2,573	2,000	243
Collaborative research and development	—	—	3,573	2,390	4,761
License fees and other	250	1,184	21,939	1,886	5,050

Total revenues	238,968	152,095	85,245	22,659	10,209
Costs and expenses:
Cost of revenue	24,609	15,904	14,334	4,919	575
Research and development	243,797	231,278	170,759	122,400	61,797
Selling, general and administrative and patent costs	177,863	131,386	98,398	65,336	30,123

Total costs and expenses	446,269	378,568	283,491	192,655	92,495

Loss from operations	(207,301)	(226,473)	(198,246)	(169,996)	(82,286)
Other income (expense):
Interest income	15,553	25,669	41,919	21,896	13,191
Interest expense	(63,720)	(47,793)	(47,760)	(33,078)	(16,969)
Debt conversion expense(1)	(63,258)	—	—	—	—
Gain on early extinguishment of debt(2)	44,265	—	—	—	—
Equity in investee gains (losses)(3)	(1,514)	(1,601)	3,501	(3,246)	(7,482)
Other	(515)	997	(7,051)	272	(60)
Gain on sale of affiliate stock(4)	—	23,034	—	—	—

Net loss before minority interest	(276,490)	(226,167)	(207,637)	(184,152)	(93,606)
Minority interest in subsidiary	—	2,152	3,620	1,438	534

Net loss from continuing operations	(276,490)	(224,015)	(204,017)	(182,714)	(93,072)
Discontinued operations:
Loss from discontinued operations (net of minority interest)(5)	—	—	—	(345)	(211)

Net loss	$(276,490)	$(224,015)	$(204,017)	$(183,059)	$(93,283)
Net loss applicable to common shares(6)	$(276,490)	$(224,015)	$(204,017)	$(183,059)	$(93,433)
Basic and diluted net loss per common share from continuing operations	$(3.34)	$(2.89)	$(2.80)	$(2.77)	$(1.61)
Basic and diluted net loss per common share from discontinued operations	—	—	—	$(0.00)	$(0.01)
Basic and diluted net loss per common share	$(3.34)	$(2.89)	$(2.80)	$(2.77)	$(1.62)
Shares used in computing basic and diluted net loss per common share:
Basic and diluted	82,899	77,534	72,757	66,049	57,826
BALANCE SHEET DATA:
Cash and short and long-term investments	$556,434	$941,024	$634,479	$335,823	$499,597
Total assets	727,113	1,093,531	750,958	406,635	549,260
Long-term debt	982,712	1,260,817	853,916	490,611	491,910
Stockholders' equity (deficit)	$(392,180)	$(313,702)	$(214,674)	$(155,705)	$4,428

(1)
Represents inducement costs associated with Sepracor's exchange of approximately $147,000 of its convertible subordinated debt in privately negotiated transactions.
(2)
Represents gain from Sepracor's repurchase of approximately $131,090 of its 7% convertible subordinated debentures in privately negotiated transactions.
(3)
Represents Sepracor's portion of BioSphere Medical, Inc. losses in 2002 and 2001 (beginning July 3, 2001), and Sepracor's portion of HemaSure Inc. (now known as Point Therapeutics, Inc.) losses and a gain of $5,000 resulting from the release of a HemaSure Inc. loan guarantee in 2000 as a result of HemaSure Inc.'s repayment in full of the loan, and HemaSure Inc. and Versicor Inc. losses in 1999. Includes the write-off of a HemaSure line of credit guarantee in 1998. See Footnote C—Notes to Consolidated Financial Statements.
(4)
Represents Sepracor's gain on the sale of 2,600,000 shares of BioSphere Medical, Inc. common stock in 2001.
(5)
Discontinued operations relate to BioSphere Medical, Inc.
(6)
Includes $150 in preferred stock dividends in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

        This Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Company's business, operations and financial condition, including statements with respect to the expected timing of completion of phases of the Company's drugs under development, the safety, efficacy and potential benefits of the Company's products under development, expectations with respect to development and commercialization of the Company's product candidates, the timing of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and the Company's products and information with respect to the other plans and strategies for the Company's business and the business of the subsidiaries. All statements other than statements of historical facts included in this Annual Report to Stockholders regarding the Company's strategy, future operations, timetables for product testing, regulatory approvals and commercialization, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report to Stockholders, the words "expect", anticipate", intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Factors Affecting Future Operating Results", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report to Stockholders.

        You should read these forward-looking statements carefully because they discuss the Company's expectations about its future performance, contain projections of the Company's future operating results or its future financial condition, or state other "forward-looking" information. You should be aware that the occurrence of any of the events described under the heading "Factors Affecting Future Operating Results" and elsewhere in this Annual Report to Stockholders could substantially harm the Company's business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of Sepracor's common stock could decline.

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

Overview

        Sepracor is a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds.

        The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including Sepracor Canada Limited and, through July 2, 2001, BioSphere Medical, Inc. ("BioSphere"). Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. The consolidated financial statements also include Sepracor's investments in Point

Therapeutics, Inc. (formerly known as HemaSure Inc. and HMSR, Inc. "Point Therapeutics") and Versicor Inc. ("Versicor") which are accounted for as marketable equity securities.

        A summary of Sepracor ownership percentage in BioSphere, Point Therapeutics (HemaSure Inc prior to March 2002) and Versicor is as follows:

	As of December 31,
	2002	2001	2000
BioSphere	24.7%	25.4%	55.0%
Point Therapeutics (HemaSure)	4.7%	22.9%	22.0%
Versicor	7.0%	7.8%	6.9%

        Sepracor's material sources of revenue in 2002 were product revenues from XOPENEX and royalty revenues received by Sepracor from sales of ALLEGRA, CLARINEX and XYZAL/XUSAL. Sepracor introduced XOPENEX brand Levalbuterol HCl, a single isomer of the bronchodilator albuterol, in May 1999. XOPENEX is the first pharmaceutical product developed and commercialized by Sepracor.

Significant 2002 Developments

        In January 2002, Sepracor and 3M Drug Delivery Systems Division ("3M") announced initiation of a scale-up and manufacturing collaboration for a XOPENEX® hydrofluoroalkane ("HFA") metered-dose inhaler ("MDI"). The collaboration combines Sepracor's short-acting beta-agonist, XOPENEX, and 3M's expertise in manufacturing MDIs, the device most commonly used by patients for the treatment of asthma and chronic obstructive pulmonary disease, using HFA technology. If the scale-up is successful and Sepracor develops and markets XOPENEX HFA MDI, Sepracor intends to enter into a supply agreement with 3M, pursuant to which 3M would supply Sepracor's requirements for XOPENEX HFA MDI, on terms to be negotiated by the parties including volume based unit pricing and royalty provisions.

        In January 2002, Sepracor announced that the United States Food and Drug Administration (the "FDA") had approved XOPENEX brand levalbuterol HCl inhalation solution for the treatment or prevention of bronchospasm in children 6 to 11 years old with reversible obstructive airway disease, such as asthma. In March 2002, Sepracor began marketing XOPENEX for use in a nebulizer at dosage strengths of 0.31 mg and 0.63 mg for pediatric patients.

        In March 2002, the FDA issued a "not approvable" letter for Sepracor's New Drug Application ("NDA") filed for SOLTARA™ brand tecastemizole capsules for the treatment of allergic rhinitis. A "not approvable" letter is issued if the FDA believes that the application contains insufficient information for an approval action. In April 2002, Sepracor met with the FDA to discuss issues outlined by the FDA in the "not approvable" letter for SOLTARA. In October 2002, Sepracor met with the FDA to discuss initiation of additional preclinical and clinical studies of SOLTARA. Contingent upon successful completion of additional studies and re-analysis of existing tecastemizole data, Sepracor believes that it may be in a position to amend the SOLTARA NDA to seek marketing approval in the first half of 2004. Assuming favorable results of proposed preclinical and clinical studies, Sepracor expects to include additional preclinical and clinical studies in addition to re-analyzed existing tecastemizole data as part of an amendment, if any, to the SOLTARA NDA. There can be no assurance whether or when Sepracor will file an amendment to the SOLTARA NDA or, if filed, whether or when SOLTARA will be approved. Sepracor does not expect the SOLTARA NDA to receive FDA approval, if at all, before 2005.

        In March and April 2002, Sepracor exchanged $147,000,000 of its convertible subordinated debt in privately negotiated transactions for 5,711,636 shares of its common stock. The Company charged to other expense associated inducement costs of approximately $63,258,000 in 2002. The inducement costs include the fair market value of the 3,415,561 shares of Sepracor common stock issued as an inducement to the holders for conversion of their convertible subordinated debt.

        In April 2002, Sepracor announced that, as a result of the delay in the commercialization of SOLTARA following the receipt of the "not approvable" letter from the FDA, it had implemented certain cost reductions, including a reduction in workforce of 95 employees from the total employee headcount, which was 927 at the time.

        In June 2002, the Company adopted a shareholder rights plan designed to safeguard against abusive takeover tactics that would limit the ability of all shareholders to realize the long-term value of their investment in Sepracor. The plan was not adopted in response to any unsolicited offer or takeover attempt.

        In June 2002, Sepracor initiated a stock option exchange program for its employees, excluding members of the board of directors and officers, and filed a Schedule TO-I relating to such stock option exchange program with the Securities and Exchange Commission. Under the terms of this program, Sepracor agreed to grant to eligible employees 6 months and one day after Sepracor's acceptance of surrendered stock options a stock option to purchase one share of Sepracor common stock for every one share for which a surrendered stock option was exercisable. On July 17, 2002, Sepracor accepted for exchange stock options, held by certain employees of the Company, to purchase an aggregate of 4,268,542 shares of Sepracor common stock. On January 21, 2003, Sepracor issued new stock options to purchase an aggregate of 4,066,940 shares of common stock at an exercise price of $12.93, which was the closing price of Sepracor's common stock on January 21, 2003.

        In June 2002, Sepracor exercised its option to purchase the Solomon Pond Corporate Center ("SPCC") from the developer of the site. The SPCC consists of approximately 58 acres and a newly constructed 192,600 square foot research and development and corporate office building, which Sepracor occupied and began leasing in June 2002. On November 5, 2002, Sepracor completed the purchase of the SPCC from the developer at a purchase price of approximately $37,405,000, which includes closing costs. At closing, the developer paid Sepracor approximately $26,197,000 for principal and interest, which had been borrowed by the developer under a construction loan. Accordingly, Sepracor paid approximately $11,208,000 in net cash at closing.

        In July 2002, Sepracor completed the move out of its leased facilities at 33 and 111 Locke Drive, Marlborough, Massachusetts and moved into its newly constructed research and development and corporate office building in the SPCC at 84 Waterford Drive, Marlborough, Massachusetts. Sepracor is seeking to sublease its facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. As a result the Company accrued $1,452,000 in the third quarter of 2002 for its estimated cumulative future minimum lease obligation under these leases, net of estimated future sublease rental income through the term of the leases. In the fourth quarter of 2002 an additional $811,000 was recorded related to changes in the estimated future sublease income. At December 31, 2002 the remaining accrual was $1,731,000.

        In August 2002, Sepracor signed an agreement with MedPointe Inc. for the co-promotion of ASTELIN®(azelastine HCl), a nasal-spray antihistamine (the "ASTELIN Agreement"). ASTELIN is the only antihistamine that has been approved by the FDA for the treatment of symptoms of both seasonal allergic rhinitis in adults and children 5 years of age and older, and non-allergic vasomotor rhinitis in adults and children 12 years and older. Under terms of the multi-year agreement, Sepracor's sales force will market ASTELIN to pulmonologists, allergists, pediatricians and primary care physicians in United States hospitals and clinics. Sepracor will receive a percentage of ASTELIN net sales above an agreed upon annual baseline sales level and Sepracor will be reimbursed for certain promotional and training expenses. In 2002 Sepracor recorded $250,000 in revenue as a result of reimbursements for training under the ASTELIN Agreement.

        In September and October of 2002, Sepracor repurchased, in privately negotiated transactions, an aggregate of $131,090,000 face value of its 7% convertible subordinated debentures due 2005 (the "7% Debentures"), for an aggregate consideration of approximately $84,779,000 in cash, excluding accrued interest. This repurchase resulted in the recording of a gain in other income of approximately $44,265,000 in 2002.

        In February 2003, Sepracor announced that it had submitted an NDA to the FDA seeking clearance to market ESTORRA™ brand eszopiclone 2 mg and 3 mg tablets for the treatment of transient and chronic insomnia. ESTORRA was studied in the 3 mg dosage strength for adults and in the 2 mg dosage strength for treatment of the elderly population. If ESTORRA is approved by the FDA, Sepracor expects to expand its primary care sales force to market ESTORRA to primary care physicians and psychiatrists, the principal prescribers of sleep medications. Under the Prescription Drug User Fee Act, the FDA has 60 days to decide whether the submission will be officially accepted for filing.

        In 2003, the Company expects to incur an operating and net loss as it continues to invest in research and development activities relating to development of the Company's late stage drug candidates and also expects to incur slightly higher costs in the sales area as revenues continue to grow.

        All of our revenues from product sales for the year ended December 31, 2002 and substantially all of our product revenues for the years ended December 31, 2001 and December 31, 2000, resulted from sales of XOPENEX. In March 2002, the FDA issued a "not approvable" letter for SOLTARA. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and a majority of our total revenues through 2003. If sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful. Our other principal product candidates are currently under development and, if we do not successfully develop these other product candidates, our business will be adversely affected.

Revenue-Related Agreements

        Tecastemizole.    Effective January 1998, Sepracor and Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson ("Janssen"), entered into an agreement (the "Tecastemizole Agreement"; formerly referred to as the "Norastemizole Agreement"), relating to the development and marketing of tecastemizole (formerly norastemizole), a third generation nonsedating antihistamine. Under the terms of the Tecastemizole Agreement, the companies agreed to jointly fund the development of tecastemizole, and Sepracor granted to Janssen an option to acquire certain rights regarding the product in the United States and abroad. In May 1999, Sepracor announced that Johnson & Johnson elected not to exercise its option to co-promote tecastemizole under the Tecastemizole Agreement. Sepracor continued to fund clinical development and marketing of the drug and submitted an NDA to the FDA for SOLTARA brand tecastemizole in March 2001. In March 2002, the FDA issued a "not approvable" letter for Sepracor's SOLTARA NDA. Under the terms of the Tecastemizole Agreement, Sepracor has worldwide rights to make, use and sell prescription tecastemizole products under all Johnson & Johnson intellectual property rights relating to tecastemizole, including the right to reference Johnson & Johnson's data for astemizole, in exchange for royalty payments to Johnson & Johnson on sales of tecastemizole. There can be no assurance whether or when Sepracor will file an amendment to the SOLTARA NDA or, if filed, whether or when SOLTARA will be approved. Sepracor does not expect the SOLTARA NDA to receive FDA approval, if at all, before 2005.

        Fexofenadine.    In September 1999, Hoechst Marion Roussel Inc. (now Aventis, "Aventis") and Sepracor settled patent issues with respect to fexofenadine, marketed by Aventis as ALLEGRA®, and amended their existing agreement (as so amended, the "Aventis Fexofenadine Agreement"). Under the terms of the United States Aventis Fexofenadine Agreement, Aventis received all rights to Sepracor's patents with respect to fexofenadine and obtained an exclusive license to various Sepracor United States patent applications related to fexofenadine. Sepracor has earned royalties on fexofenadine sales in the United States since February 2001. Under the terms of a separate ex-U.S. Aventis Fexofenadine Agreement, Aventis obtained an exclusive license to Sepracor's patents related to fexofenadine, which had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the United States. Sepracor has been entitled to royalties on fexofenadine product sales since March 1, 1999 in countries where Sepracor has patents related to fexofenadine. The Company recorded $35,504,000, $25,379,000 and $2,495,000 of royalty revenues under the Aventis Fexofenadine Agreement in 2002, 2001 and 2000, respectively.

        Desloratadine.    In December 1997, Sepracor licensed to Schering Plough Corporation ("Schering") exclusive worldwide rights to Sepracor's patents covering desloratadine (the "DCL Agreement"), an active metabolite of loratadine, which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on desloratadine sales, beginning at product launch. Royalties will escalate over time upon achievement of sales volume and other milestones. In December 2001, Schering announced that CLARINEX® (desloratadine) 5mg tablets had received marketing clearance from the FDA and Schering commercially launched CLARINEX in 2002. Sepracor recorded approximately $12,370,000 of royalty revenue under the DCL Agreement in 2002.

        Levocetirizine.    In June 1999, Sepracor entered into a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC® (the "UCB Agreement"), for the treatment of allergic rhinitis. Under the terms of the UCB Agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. Sepracor is entitled to receive royalties under the UCB Agreement upon first product sales and royalties will escalate upon achievement of sales volume milestones. In September 2001, UCB announced that European Union Member States granted a positive opinion for levocetirizine, a single isomer of ZYRTEC, for the treatment of symptoms of seasonal allergic rhinitis (SAR), perennial allergic rhinitis (PAR) and chronic idiopathic urticaria (CIU), or hives of unknown cause, in adults and children aged 6 years and older. UCB has marketed levocetirizine under the brand names XUSAL™ and XYZAL® in Germany since February 2001, and in other European countries since the fourth quarter of 2001. The Company recorded approximately $415,000 of royalty revenue under the UCB Agreement in 2002.

        Eszopiclone.    In October 1999, Sepracor entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis, "Aventis") under which Sepracor exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States (the "Aventis Eszopiclone Agreement"). Under the Aventis Eszopiclone Agreement, Aventis assigned all U.S. patent applications relating to (S)-zopiclone to Sepracor, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the United States for non-United States markets. In addition, Sepracor paid a $5,000,000 license fee to Aventis in 1999 and will pay a royalty to Aventis on eszopiclone product sales in the United States, if any. Sepracor recognized expense of $1,000,000 in 2000 for a milestone payment based on the initiation of Phase III clinical trials of eszopiclone and an expense of $5,000,000 in January 2003 as a milestone payment for submission to the FDA of an NDA for ESTORRA brand eszopiclone.

        (R)-Fluoxetine.    In December 1998, Sepracor entered into an agreement with Eli Lilly and Company ("Lilly") under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine (the "Lilly Agreement"). In April 2000, following completion of the

Federal Trade Commission review of the Lilly Agreement, the Company received an initial milestone payment and license fee of $20,000,000, which was recorded as license fee revenue in 2000. The Company also recorded $3,573,000 of collaborative research and development revenue in 2000 related to previous costs incurred in the development of (R)-fluoxetine under the Lilly Agreement. In October 2000, the Company was notified by Lilly that Lilly had terminated the exclusive license agreement covering (R)-fluoxetine. In accordance with the Lilly Agreement, Lilly has returned the existing scientific data on the project to Sepracor. Given the extended development timetable and an assessment of the competitive environment, Sepracor has elected not to pursue development of (R)- fluoxetine at this time.

        Ticalopride.    In July 1998, Sepracor entered into a license agreement with Janssen (the "Ticalopride Agreement"; formerly referred to as the "Norcisapride Agreement") giving Janssen exclusive worldwide rights to Sepracor's patents covering ticalopride ((+)-norcisapride), an isomer of the active metabolite of Janssen's PROPULSID. Under the terms of the Ticalopride Agreement, Sepracor has exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. Under the Ticalopride Agreement, Janssen has agreed to pay Sepracor royalties on ticalopride sales, if any, beginning at product launch in those countries where Sepracor has issued patents covering Janssen's approved indications. Under the terms of the Ticalopride Agreement, the royalty rate to be paid to Sepracor will escalate upon the achievement of sales volume milestones. In April 2001, the Company was notified by Janssen that clinical investigators were informed that two Phase II trials to evaluate the efficacy and safety of ticalopride in subjects with symptoms of GERD or gastroparesis were being suspended pending further analysis of a small number of adverse events reported in GERD and diabetic patients. Janssen may not plan to resume development of ticalopride, in which case Sepracor will not receive royalties under the Janssen Agreement.

Results of Operations

Year Ended December 31, 2002 Compared to 2001

        Product sales were $190,227,000 in 2002 as compared with $125,248,000 in 2001, an increase of approximately 52%. Sales of XOPENEX, which Sepracor commercially introduced in May 1999, accounted for all of the 2002 product sales and 98% of the 2001 product sales. The increase in product sales in 2002 as compared with 2001 is due primarily to an increase in unit volume sales of XOPENEX of 40% and also due to net selling price per unit increases of approximately 11%. The increase in XOPENEX volume, and market share can be attributed to factors such as Phase IV clinical data being released to the medical community, positive experiences reported by patients and physicians, targeted marketing and increased number of sales representatives.

        Royalties were $48,491,000 in 2002 as compared with $25,663,000 in 2001, an increase of approximately 89%. The increase in 2002 as compared with 2001 is due in part to an increase in royalties earned on sales of ALLEGRA. The royalties earned on ALLEGRA sales were $35,504,000 in 2002 as compared to $25,254,000 in 2001, an increase of approximately 40%. The increase also reflected royalties earned on sales of CLARINEX of $12,370,000 in 2002 as compared to $0 in 2001, under the DCL Agreement. Sepracor began earning royalties on commercial sales of ALLEGRA in the United States during February 2001, in Japan during November 2000 and in several other countries from 1999 to the present. The Company began earning royalties on commercial sales of CLARINEX, which are primarily in the United States, in January 2002.

        License fees and other revenues were $250,000 in 2002 as compared with $1,184,000 in 2001. Other revenues in 2002 represent Sepracor's reimbursement of training costs under the ASTELIN Agreement and in 2001 represent revenues of BioSphere other than product revenues recognized by BioSphere through July 2, 2001 in connection with its core EmboSphere Microsphere business.

        Cost of products sold was $23,369,000 in 2002 as compared with $15,411,000 in 2001, an increase of approximately 52%. The increase was due to product sales also increasing by 52%. Cost of product sales as a percentage of product sales remained at 12% in 2002 as it was in 2001.

        Cost of royalties earned was approximately $990,000 in 2002 as compared to $0 in 2001. The cost in 2002 relates to an obligation to a third party as a result of royalties earned by Sepracor under the DCL Agreement on sales of CLARINEX, which the Company began earning in 2002.

        Cost of license fees and other revenues, was $250,000 in 2002 as compared with $493,000 in 2001. The 2002 cost relates to the cost for training relating to the ASTELIN Agreement and in 2001 relates to the cost of BioSphere revenues other than those related to its core EmboSphere Microsphere business.

        Research and development expenses were $243,797,000 in 2002 as compared with $231,278,000 in 2001, an increase of approximately 5%. The increase in 2002 as compared with 2001 is primarily due to increased spending on preclinical and clinical studies in Sepracor's pharmaceutical programs, including (1) the continuation of phase III clinical study costs relating to XOPENEX MDI, (2) the initiation of new clinical studies for SOLTARA brand tecastemizole, and (3) the initiation of Phase III clinical studies for (R,R)-formoterol. In 2002 significant investments were also made in the initiation of Phase III clinical studies for (S)-oxybutynin and in NDA preparation costs and Phase III clinical study costs relating to ESTORRA brand eszopiclone.

        Drug development and approval in the United States is a multi-step process regulated by the FDA. The process begins with the filing of an Investigational New Drug Application ("IND"), which, if successful, allows opportunity for clinical study of the potential new drug. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs in clinical development are in the Phase III clinical trials as they tend to be the longest and largest studies in the drug development process. Following successful completion of Phase III clinical trials, an NDA must be submitted to, and accepted by, the FDA, and the FDA must approve the NDA, prior to commercialization of the drug. Sepracor currently has three product candidates in Phase III, one NDA submitted in January 2003 and currently under FDA review and one NDA recently reviewed, but not approved, by the FDA. The successful development of the Company's product candidates is highly uncertain. An estimation of product completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. The lengthy process of seeking FDA approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by the Company to obtain, or delay in obtaining, regulatory approvals could materially adversely affect the Company's business. The Company cannot assure you that any approval required by the FDA will be obtained on a timely basis, if at all.

        For additional discussion of the risks and uncertainties associated with completing development of potential product candidates, see "Factors Affecting Future Operating Results".

        Below is a summary of Sepracor's product candidates and the related stages of development for each product candidate in clinical development. The "Estimate of Completion of Phase" column contains forward-looking statements regarding timing of completion of product development phases. Completion of product development, if successful, culminates with the submission of an NDA to the FDA. The actual timing of completion of phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2002, and the five product candidates listed accounted for approximately 86% of the Company's direct project research and development spending in 2002.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
XOPENEX-MDI	Respiratory—Asthma	Phase III	2003
SOLTARA (tecastemizole)	Respiratory—Allergies	NDA	2004	*
R,R-Formoterol	Respiratory—COPD	Phase III	2004
S-Oxybutynin	Urology—Incontinence	Phase III	2005
ESTORRA (eszopiclone)	Insomnia	Phase III/NDA	2003	**

*
SOLTARA received a "not-approvable" letter from the FDA in March 2002. The Company does not expect the SOLTARA NDA to receive FDA approval, if at all, before 2005.

**
ESTORRA NDA was submitted to the FDA in January 2003.

        Selling, marketing and distribution expenses were $155,204,000 in 2002 as compared with $111,654,000 in 2001, an increase of approximately 39%. The increase in 2002 as compared with 2001 is principally due to increased payroll and related selling expenses as a result of the expansion of Sepracor's XOPENEX sales force from approximately 220 sales representatives and managers at December 31, 2001 to approximately 460 sales representatives and managers at December 31, 2002.

        General and administrative and patent costs were $22,659,000 in 2002 as compared with $19,732,000 in 2001, an increase of approximately 15%. The increase in 2002 as compared with 2001 is primarily due to increased amortization of deferred financing costs as a result of the $500,000,000 of 5.75% convertible subordinated debentures due 2006 issued in December 2001 and increased directors and officers insurance costs, offset by general and administrative costs related to BioSphere which were $0 in 2002 as compared to $1,729,000 in 2001. Sepracor consolidated BioSphere results through July 2, 2001.

        Interest income was $15,553,000 in 2002 as compared with $25,669,000 in 2001. The decrease in 2002 as compared with 2001 is due to lower average cash and short and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2002.

        Interest expense was $63,720,000 in 2002 as compared with $47,793,000 in 2001. The increase in 2002 as compared with 2001 is due primarily to interest on the $500,000,000 of 5.75% convertible subordinated notes due 2006, which were issued in the fourth quarter of 2001, partially offset by reduced interest expense on the Company's other series of convertible debt resulting from the Company's conversion and repurchase of approximately $278,090,000 of convertible subordinated debt in 2002.

        Debt conversion expense was $63,258,000 in 2002 as compared with $0 in 2001. In 2002, the Company exchanged $147,000,000 face value of its convertible subordinated debt for 5,711,636 shares of its common stock. The expense represents the fair market value of 3,415,561 shares of Sepracor common stock issued as an inducement to the holders for conversion of their convertible subordinated debts, less any accrued interest.

        Gain on early extinguishment of debt was $44,265,000 in 2002 as compared to $0 in 2001. In 2002, the Company repurchased an aggregate of $131,090,000 face value of its 7% convertible subordinated debentures due 2005 for an aggregate consideration of approximately $84,779,000 in cash, excluding accrued interest, resulting in the recording of a gain.

        Equity in investee (losses) were ($1,514,000) in 2002 as compared with ($1,601,000) in 2001. The equity in investee loss in 2002 and 2001 represents Sepracor's portion of BioSphere losses for 2002 and for the period from July 3, 2001 to December 31, 2001.

        Net other income (expense) was ($515,000) in 2002 as compared with $997,000 in 2001. Other expense in 2002 primarily represents expense of $906,000 recognized on the decreased valuation of the Versicor warrants held by Sepracor, recorded as a derivative, partially offset by a $191,000 net gain on the exercise of these warrants. Other income in 2001 primarily represents income of $1,252,000 recognized on the increased valuation of these Versicor warrants.

        Gain on sale of BioSphere stock was $0 in 2002 as compared with $23,034,000 in 2001. This gain in 2001 represents Sepracor's net gain on Sepracor's sale of 2,600,000 shares of BioSphere common stock as part of a public offering of BioSphere common stock in July and August 2001.

        Minority interest in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $0 in 2002 as compared to $2,152,000 in 2001. In 2001, Sepracor's sale of 2,600,000 shares of BioSphere common stock resulted in a reduction of its ownership in BioSphere from approximately 55% to 26%. As of December 31, 2002, Sepracor's ownership of BioSphere was approximately 25%. The sale of BioSphere common stock resulted in the cessation of Sepracor's consolidation of BioSphere and presentation of a minority interest.

Year Ended December 31, 2001 Compared to 2000

        Product sales were $125,248,000 in 2001 as compared with $57,160,000 in 2000, an increase of 119%. Sales of XOPENEX accounted for approximately 98% of 2001 product sales as compared to 96% of 2000 product sales. The increase in product sales in 2001 as compared with 2000 is due primarily to increased unit volume sales of XOPENEX.

        Royalties were $25,663,000 in 2001 as compared with $2,573,000 in 2000. The increase in 2001 as compared with 2000 is primarily due to increased royalties earned on sales of ALLEGRA in 2001 under the Aventis Fexofenadine Agreement.

        License fees and other revenues were $1,184,000 in 2001 as compared with $21,939,000 in 2000. License fee revenue in 2000 was comprised of a $20,000,000 milestone and license fee payment recognized under the Lilly Agreement. Under the Lilly Agreement, Sepracor licensed to Lilly its patents covering (R)-fluoxetine. Lilly terminated the agreement in 2000. Other revenues represent revenues of BioSphere other than product revenues recognized by BioSphere in connection with its core EmboSphere Microsphere business.

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

        Cost of license fees and other revenues was $493,000 in 2001 as compared with $3,056,000 in 2000. The cost of license fees in 2000 was $2,000,000, which represented sublicense fees owed by us under a license agreement with McLean Hospital pertaining to patents licensed by us to Lilly under the Lilly Agreement.

        Research and development expenses were $231,278,000 in 2001 as compared with $170,759,000 in 2000, an increase of 35%. The increase in 2001 as compared with 2000 is primarily due to increased spending on preclinical and clinical studies in Sepracor's pharmaceutical programs, including (1) the initiation of new clinical studies for SOLTARA brand tecastemizole, and a NDA submission to the FDA for tecastemizole, which was submitted in March 2001, (2) NDA preparation costs and Phase III clinical study costs relating to ESTORRA brand eszopiclone, (3) the initiation of Phase III clinical studies for (S)-oxybutynin and the completion of Phase II clinical studies for (S)-oxybutynin, (4) the initiation of a Phase III clinical study for (R,R)-formoterol and (5) the expenses related to several clinical trials for levalbuterol and new formulations of XOPENEX and the completion of a supplemental New Drug Application (an "sNDA") for pediatric formulations of XOPENEX, which were submitted to the FDA in March 2001.

        Below is a summary of Sepracor's product candidates and the related stages of development for each product candidate in clinical development. The table is sorted by highest to lowest spending amounts in 2001, and the five product candidates listed accounted for approximately 80% of the Company's direct project research and development spending in 2001.

Product Candidate	Indication	Phase of Development
ESTORRA (eszopiclone)	Insomnia	Phase III*/NDA
SOLTARA (tecastemizole)	Respiratory—Allergies	NDA**
(S)-Oxybutynin	Urology—Incontinence	Phase III
(R,R)-Formoterol	Respiratory—COPD	Phase III
XOPENEX-MDI	Respiratory—Asthma	Phase III

*
ESTORRA NDA was submitted to the FDA in January 2003.

**
SOLTARA received a "not-approvable" letter from the FDA in March 2002. The Company does not expect the SOLTARA NDA to receive FDA approval, if at all, before 2005.

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

        General and administrative and patent costs were $19,732,000 in 2001 as compared with $20,988,000 in 2000, a decrease of 6%. The decrease in 2001 as compared with 2000 is primarily the result of the consolidation of only six months of BioSphere costs in 2001 compared to twelve months in 2000. In 2001, Sepracor sold 2,600,000 shares of BioSphere common stock, which reduced Sepracor's ownership in BioSphere to approximately 26%. Effective July 3, 2001, Sepracor now records its investment in BioSphere under the equity method.

        Interest income was $25,669,000 in 2001 as compared with $41,919,000 in 2000. The decrease in 2001 as compared with 2000 is due to lower average cash and short and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2001.

        Interest expense was $47,793,000 in 2001 as compared with $47,760,000 in 2000. The slight increase in 2001 as compared with 2000 is due primarily to interest on the $500,000,000 of 5.75% convertible subordinated notes that Sepracor issued in December 2001, partially offset by the Company's conversion of $92,858,000 in principal amount of its 6.25% convertible subordinated debentures in February 2001.

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

        Net other income (expense) was $997,000 in 2001 as compared with ($7,051,000) in 2000. Other income in 2001 primarily represents income of $1,252,000 recognized on the increased valuation of

Versicor warrants held by Sepracor being recorded as a derivative. Other expense in 2000 primarily represents inducements and other costs of $7,497,000 from the conversion of $96,424,000 in principal amount of Sepracor's 6.25% convertible subordinated debentures.

        Gain on sale of BioSphere stock was $23,034,000 in 2001 as compared with $0 in 2000. The gain in 2001 represents Sepracor's net gain on Sepracor's sale of 2,600,000 shares of BioSphere common stock as part of a public offering by BioSphere in July and August 2001.

        Minority interest in subsidiaries (net of discontinued operations) resulted in a reduction of consolidated net loss of $2,152,000 in 2001 as compared with $3,620,000 in 2000. The decrease in minority interest is due to Sepracor's sale of 2,600,000 shares of BioSphere common stock, which resulted in a reduction of its ownership in BioSphere from approximately 55% to 26%. As of December 31, 2001 Sepracor's ownership of BioSphere was approximately 25%. Effective July 3, 2001, Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method.

Critical Accounting Policies

        In December 2001, the Securities and Exchange Commission, or SEC, requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note B to our consolidated financial statements included in this report, we believe the following accounting policies are critical:

        Revenue Recognition:    Sepracor recognizes revenue from product sales when title to product and associated risk of loss has passed to the customer, and collectability is reasonably assured. All revenues from product sales are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances.

        The timing of product shipments and receipts can have a significant impact on the amount of revenue recognized in a period. Also, the majority of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. We have invested in resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels.

        License fees and other revenue include non-refundable upfront license fees, milestones, and other revenue. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Milestones are recorded as revenue when achieved and only if there are no remaining performance obligations and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere through July 2, 2001 that are not related to its core EmboSphere Microsphere business.

        Sepracor records collaborative research and development revenue from research and development contracts over the term of the applicable contract, as it incurs costs related to the contract.

        Royalty Revenue Recognition:    Royalty revenue is recognized based upon estimates of sales in licensed territories in the period in which the sales occur. These estimates are derived when possible from information from the company paying the royalty, or from historical data and third-party prescription data. Changes in market conditions, such as the introduction of competitive products, can lead to significant deviations from historical patterns and therefore cause estimates to be inaccurate. When estimates differ from actual results, the difference is recognized in the following quarter, provided the difference is not material to the results of either quarter.

        Rebate and Return Reserves:    Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. The Company also allows for return of its product for up to one year after product expiration. These allowances are recorded as reductions of revenue at the time product sales are recorded. Reserves for product returns and rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. These allowances require us to make significant judgments and estimates, which could require adjustments in the future. Reserves for rebate programs are shown as other current liabilities on the balance sheet and were $8,825,000 and $9,929,000 at December 31, 2002 and 2001, respectively. The largest of these rebate reserves is related to Medicaid rebates. If government contracts change materially, the associated reserves estimated for those programs can change significantly. Reserves for returns are shown as other current liabilities on the balance sheet and were $5,605,000 and $4,842,000 at December 31, 2002 and 2001, respectively. Estimates of reserves for returns are impacted by the extended return cycle, and by other factors such as introduction of a new competitive product, or other change in market conditions leading to a change in historical return patterns.

        Patents, Intangible Assets and Other Assets:    Major assets capitalized include third-party patents and licenses purchased, as well as deferred financing costs. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

        The Company currently has long-lived assets, which include patents on drug compounds in late stages of clinical development but not yet successfully developed or approved. If any of these drug compounds fails to receive final FDA approval, we could potentially have material write-downs of assets related to the drug compounds. For example, we purchased patents primarily relating to tecastemizole (SOLTARA), which upon initial submission of an NDA to the FDA received a "not approvable" letter. The original cost of these patents was $30,450,000 and the unamortized balance is $21,446,000. Although we intend to re-submit the SOLTARA NDA for approval, if we do not re-submit the NDA, we would have to write off the unamortized balance. If we do re-submit the NDA but cannot obtain approval by the FDA, we would also have to write off the unamortized balance.

        Accounts Receivable and Bad Debt:    Sepracor's trade receivables in 2002 and 2001 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. Bad debt write-offs were not significant in 2002, 2001 and 2000; however, they could be significant in the future and the Company monitors its receivables closely because a few customers make up a large portion of the Company's overall revenues. In 2002 and 2001 the top four customers accounted for 59% and 61%, respectively, of the Company's total revenues.

        Induced conversion of Debt:    The Company accounts for the conversion of convertible debt to equity securities pursuant to an inducement in accordance with SFAS no. 84, "Induced Conversions of Convertible Debt". The Company recognizes as debt conversion expense, in other expense, an amount equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. If the Company chooses to induce conversion of debt to equity, this inducement charge could have a material impact on the financial results for the reporting period.

        Inventory Write-downs:    Inventory represents bulk material, work-in-process and finished goods relating to XOPENEX product on hand, valued at cost. Our XOPENEX product currently has a shelf life, as approved by the FDA, of 15 months. Inventories are reviewed periodically for slow-moving or obsolete status based on sales activity, both projected and historical, and through a review of the expiration dates. Our current sales projections provide for full utilization of the inventory balance. If product sales levels differ from projections, inventory may not be fully utilized and could be subject to impairment, at which point we would write down the value of the inventory to its net realizable value.

        We expense costs relating to inventory until such time as the commercialization of a new product becomes probable, and then costs become capitalized.

Recent Accounting Pronouncements

        In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, which required gains or losses on the extinguishment of debt to be classified as an extraordinary item. The Company elected to early adopt SFAS No. 145 effective July 1, 2002. As a result of the adoption of SFAS No. 145, the Company recorded its gains on extinguishment of debt in the quarter ending September 30, 2002 as other income.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company plans to adopt SFAS No. 146 in 2003.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which addresses financial accounting and reporting for the recording of expenses for the fair value of stock options. SFAS No. 148 provides alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this statement are effective for fiscal years ending after December 15, 2002, with early application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

        Also during 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company enters into standard indemnification agreements in its ordinary course of business where we indemnify and hold harmless certain customers (wholesalers) against claims, liabilities, and losses brought by a third party to the extent that the claims arise out of (1) injury or death to person or property caused by defect in our product (2) negligence in the manufacture or distribution of the product or (3) a material breach by Sepracor. We have no liabilities recorded for these guarantees at December 31, 2002 and if liabilities were incurred, we have insurance policies covering product liabilities, which would mitigate any losses. Therefore we do not expect the adoption of FIN 45 to have a material impact on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either:

(a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company is required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the Company is required to apply FIN No. 46 on July 1, 2003. The Company does not expect FIN No. 46 will have a material effect on its financial statements.

Liquidity and Capital Resources

        Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business primarily through convertible subordinated debt offerings, the issuance of common stock, including the exercise of stock options, and sales of product and license agreements for our drug compounds. The Company expects to meet its short-term liquidity needs through the use of its cash and short-term investments on hand at December 31, 2002.

Cash Flows

        Cash, cash equivalents and short and long-term investments totaled $556,434,000 at December 31, 2002, compared to $941,024,000 at December 31, 2001, and includes restricted cash of $1,500,000 in both years.

        The net cash used in operating activities for the year ended December 31, 2002 was $246,922,000. The net cash used in operating activities includes a net loss from continuing operations of $276,490,000 adjusted by non-cash charges of $40,210,000, which includes debt conversion expense of $63,258,000, a gain on the early extinguishment of debt of ($44,265,000) and depreciation and amortization of $18,561,000. Accounts receivable increased by $201,000 due primarily to the increased sales of XOPENEX during December 2002 versus December 2001, and inventory decreased by $1,813,000 also due to the increased sales of XOPENEX in that same period. Other current assets increased by $7,717,000 primarily due to royalty receivables related to the Aventis Fexofenadine Agreement and the Schering DCL Agreement. The accounts payable and accrued expense amounts decreased by $1,443,000 primarily due to the timing of cash disbursements. Other current liabilities decreased by $3,094,000 primarily due to a decrease in 2002 of a liability due to the developer of the SPCC.

        The net cash used in investing activities for the year ended December 31, 2002 was $8,614,000. Cash provided by net sales of short and long-term investments was $30,197,000. The Company made purchases of property and equipment of $38,162,000, of which approximately $27,608,000 was related to the construction of the SPCC, our new research and development and corporate office building in Marlborough, Massachusetts.

        The net cash used in financing activities for the year ended December 31, 2002 was $82,277,000. The Company used $87,186,000 to repurchase $131,090,000 face value of its 7% convertible subordinated debentures due 2005. The Company received proceeds of $5,217,000 from the issuance of common stock under employee stock purchase plans and stock option plans.

        In June 2002, Sepracor exercised its option to purchase the SPCC from the developer of the site. The SPCC consists of approximately 58 acres and a newly constructed 192,600 square foot research and development and corporate office building, which Sepracor occupied and began leasing in June 2002. On November 5, 2002, Sepracor completed the purchase of the SPCC from the developer at a purchase price of approximately $37,405,000, which includes closing costs. At closing, the developer paid Sepracor approximately $26,197,000 for principal and interest, which had been borrowed by the developer under a construction loan. Accordingly, Sepracor paid the approximately $11,208,000 in net cash at closing and recorded the payment as an addition to property, plant and equipment in the fourth quarter of 2002.

        In July 2002, Sepracor completed the move out of its leased facilities at 33 and 111 Locke Drive, Marlborough, Massachusetts and moved into its newly constructed research and development and corporate office building in the SPCC. Sepracor is seeking to sublease its facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. As a result the Company accrued $1,452,000 in the third quarter of 2002 for its estimated cumulative future minimum lease obligation under these leases net of estimated future sublease rental income through the term of the leases. In the fourth quarter of 2002 an additional $811,000 was recorded related to changes in the estimated future sublease income. At December 31, 2002 the remaining accrual was $1,731,000.

        Sepracor's wholly-owned subsidiary, Sepracor Canada Limited has a Canadian Government grant, which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2002 was approximately $826,000. Sepracor Canada Limited also has an interest free credit agreement with a Canadian provincial business development agency for approximately $370,000 in term debt. At December 31, 2002, Sepracor Canada Limited had received approximately $370,000 of such term debt, of which approximately $16,000 remains outstanding.

        Sepracor does not have any off-balance sheet arrangements, or variable interest entities or activities that include non-exchange traded contracts accounted for at fair value.

Line of credit

        Sepracor's $25,000,000 Revolving Credit Agreement with a commercial bank expired in 2002 and Sepracor has elected not to renew the line of credit. At December 31, 2002 and 2001, no amounts were outstanding under the Revolving Credit Agreement.

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

        In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $62.4375 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures are redeemable by the Company commencing December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders if there is a change in control of the Company. As part of the sale of the 7% Debentures, Sepracor incurred approximately $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were approximately $290,081,000.

        In March and April 2002, the Company exchanged $57,000,000 of its 7% Debentures in privately negotiated transactions for 2,280,696 shares of its common stock. The Company charged to other expense associated inducement costs of $26,598,000, which represents the fair market value of the 1,367,784 shares of Sepracor common stock issued as an inducement to the holders for conversion of their 7% Debentures.

        In September and October 2002, Sepracor repurchased, in privately negotiated transactions, an aggregate of $131,090,000 face value of its 7% Debentures, for an aggregate consideration of approximately $87,186,000 in cash, including accrued interest. This repurchase resulted in the recording of a gain in other income of approximately $44,265,000 in 2002. At December 31, 2002, $111,870,000 of the 7% Debentures remained outstanding.

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

        In March 2002, the Company exchanged $20,000,000 of its 5% Debentures in privately negotiated transactions for 640,327 shares of its common stock. The Company charged to other expense associated inducement costs of $8,659,000, which represents the fair market value of the 216,497 shares of Sepracor common stock issued as an inducement to the holders for conversion of their 5% Debentures. At December 31, 2002, $440,000,000 of the 5% Debentures remained outstanding.

        In November 2001, Sepracor issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006 (the "5.75% Notes"). In December 2001, Sepracor issued an additional $100,000,000 in principal amount of 5.75% Notes pursuant to an option granted to the initial purchaser of the 5.75% Notes. The 5.75% Notes are convertible into Sepracor common stock, at the option of the holder, at a price of $60.00 per share. The 5.75% Notes bear interest at 5.75% payable semiannually, commencing on May 15, 2002. The 5.75% Notes are convertible at the option of the Company prior to maturity if the closing price of Sepracor common stock exceeds 145% of the conversion price ($87.00) for at least 20 out of 30 consecutive trading days ending within five trading days prior to notice of conversion. The Company may be required to repurchase the 5.75% Notes at the option of the holders if there is a change in control of the Company. As part of the sale of the 5.75% Notes, Sepracor incurred offering costs of $14,311,000 which have been recorded as other assets and are being amortized over five years, which is the term of the 5.75% Notes. The net proceeds to the Company after offering costs were approximately $485,689,000.

        In March and April 2002, the Company exchanged $70,000,000 of its 5.75% Notes in privately negotiated transactions for 2,790,613 shares of its common stock. The Company charged to other expense associated inducement costs of $28,000,000, which represents the fair market value of the

1,623,947 shares of Sepracor common stock issued as an inducement to the holders for conversion of their 5.75% Notes. At December 31, 2002, $430,000,000 of the 5.75% Notes remained outstanding.

        The 7% Debentures, 5% Debentures and 5.75% Notes are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future payments due at maturity, the Company may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash, exchange debt for shares of Sepracor common stock, warrants, preferred stock, debt or other considerations, or a combination of any of the foregoing. If the Company exchanges shares of its capital stock, or securities convertible into or exercisable for its capital stock, for outstanding convertible debt, the number of shares that the Company might issue as a result of such exchanges could significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges could result in material dilution to holders of Sepracor's common stock. The Company cannot assure that it will repurchase or exchange any additional outstanding convertible debt.

Sale of BioSphere Common Stock; Change to Equity Method of Accounting

        In July 2001, Sepracor sold 2,000,000 shares of its BioSphere common stock, in a public offering in which BioSphere also sold 2,000,000 shares of BioSphere common stock, at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sale of BioSphere common stock of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere was reduced from approximately 55% to 26%. As of December 31, 2001 Sepracor's ownership of BioSphere was approximately 25%. Effective July 3, 2001, Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method. Sepracor has recorded $1,514,000 and $1,601,000 as its share of BioSphere losses for the periods ended December 31, 2002 and 2001, respectively.

Contractual Obligations

        Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities for which the Company cannot reasonably predict future payment. The following chart summarizes the Company's material contractual obligations as of December 31, 2002:

Contractual Obligations (In Thousands)	Total	Less Than One Year (2003)	One to Three Years (2004-2006)	Four to Five Years (2007-2008)	After Five Years (after 2008)
Convertible subordinated debt—principal(1)	$981,870	—	$541,870	$440,000	—
Convertible subordinated debt—interest(1)	209,726	54,556	152,420	2,750	—
Capital lease obligations	1,200	1,032	168	—	—
Operating leases(2)	3,752	899	2,449	404	—
Remaining long-term debt	16	16	—	—	—

Total material contractual cash obligations	$1,196,564	$56,503	$696,907	$443,154	—

(1)
If the convertible subordinated debt were converted into common stock, these amounts would no longer be a contractual cash obligation.

(2)
Operating leases include leases located at 111 and 33 Locke Drive facilities which were vacated in July 2002. The amounts reported include rent through the end of the leases in June 2007. The Company has, however, accrued $1,731,000 at December 31, 2001 for its estimated cumulative future minimum lease obligation, net of estimated sublease income.

        The Company has had no material related party activities in 2002 or 2001, other than those relating to the sale of BioSphere common stock, and the valuation and exercise of the Versicor warrants.

        The Company expects its capital expenditures will be approximately $6,000,000 in 2003, with the majority related to software and equipment purchases.

        The Company believes its existing cash and the anticipated cash flow from its current strategic alliances and operations will be sufficient to support existing operations through 2004. Sepracor's actual future cash requirements, however, will depend on many factors, including the progress of its preclinical, clinical, and research programs, the number and breadth of these programs, achievement of milestones under its strategic alliance arrangements, sales of its products, acquisitions, its ability to establish and maintain additional strategic alliances and licensing arrangements, and the progress of the Company's development efforts and the development efforts of its strategic partners. Based on its current operating plan, the Company believes that it will not be required to raise additional capital to fund the repayment of its outstanding convertible debt when due. However, if the Company is not able to commercialize its current late-stage products, including ESTORRA and XOPENEX MDI, or if such products do not achieve expected sales levels, Sepracor may be required to raise additional funds in order to repay its outstanding convertible debt and there can be no assurance that, if required, Sepracor would be able to raise such funds on favorable terms, if at all.

Market Risk

        The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

        Interest Rates: Although the Company's investments are subject to credit risk and interest rate risk, the Company's investment policy specifies credit quality standards for its investments and the Company's investment portfolio is monitored and stays in compliance with its investment policy. The primary objective of the investment policy is the preservation of capital. Due to the conservative nature and relatively short duration of the Company's investments, interest rate risk is mitigated.

        The interest rates on the Company's convertible subordinated debentures and capital lease obligations are fixed and, therefore, not subject to interest rate risk.

        Equity Prices: The Company's convertible subordinated debt is sensitive to fluctuations in the price of the Company's common stock into which the debt is convertible. Changes in equity prices would result in changes in the fair value of the Company's convertible subordinated debt due to the difference between the current market price of the debt and the market price at the date of issuance of the debt. A 10% decrease in the price of the Company's common stock at December 31, 2002 could result in a decrease of approximately $65,000,000 on the net fair value of the Company's convertible subordinated debt.

        Additionally, the Company has cost investments in the equity securities of Versicor, Inc. and Point Therapeutics, Inc. These investments had a market value of $20,045,000 and $282,000, respectively at December 31, 2002. A 10% decrease in the equity prices of these securities would result in a combined decrease of approximately $2,033,000 in the Company's investments.

Legal Proceedings

        Since November 15, 2002, eight purported class action lawsuits have been filed in the United States District Court for the District of Massachusetts against Sepracor and several of its current and former officers and directors. The complaints were filed allegedly on behalf of persons who purchased Seprcor's common stock and/or convertible debt securities during different time periods, beginning on various dates, the earliest of which is May 17, 1999, and all ending on March 6, 2002. The complaints are similar and allege violations of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily the complaints allege that the defendants disseminated to the investing public false and misleading statements relating to the testing, safety and likelihood of approval of SOLTARA. These complaints will be consolidated within the next month, after which the Company will respond. Sepracor is not presently able to estimate potential losses, if any, related to these lawsuits.

Factors Affecting Future Operating Results

        Certain of the information contained in this Report, including information with respect to the expected timing of completion of phases of development of the Company's drugs under development, the safety, efficacy and potential benefits of the Company's drugs under development, the timing and success of regulatory filings and the scope and duration of patent protection with respect to these products and information with respect to the other plans and strategies for the Company's business and the business of the subsidiaries and certain affiliates of the Company, consists of forward-looking statements. The forward-looking statements contained in this Report represent our expectations as of the date of this Report. Subsequent events will cause our expectations to change. However, while we may elect to update these forward-looking statements, we specifically disclaim any intention or obligation to do so. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

We have never been profitable and we may not be able to generate revenues sufficient to achieve profitability.

        We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses on a consolidated basis of approximately $276.5 million for the year ended December 31, 2002 and $224.0 million for the year ended December 31, 2001. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected.

If we or our development partners fail to successfully develop our principal product candidates, we will be unable to commercialize the product candidates and our ability to become profitable will be adversely affected.

        Our ability to generate profitability will depend in large part on successful development and commercialization of our principal products under development. Failure to successfully commercialize our products and products under development may have a material adverse effect on our business. Before we commercialize any product candidate, we will need to successfully develop the product candidates by completing successful clinical trials, submit an NDA for the product candidate that is accepted by the FDA and receive FDA approval to market the candidate. If we fail to successfully develop a product candidate and/or the FDA delays or denies approval of any NDA that we submit in the future, then commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

        A number of problems may arise during the development of our product candidates:

  •
  results of clinical trials may not be consistent with preclinical study results;
  •
  results from later phases of clinical trials may not be consistent with the results from earlier phases;
  •
  results from clinical trials may not demonstrate that the product candidate is safe and efficacious;
  •
  we and/or our development partners may elect not to continue funding the development of our product candidates; and
  •
  funds may not be available for development of all of our product candidates.

        We submitted an NDA for ESTORRA brand eszopiclone in January 2003. We cannot be certain that this NDA will be accepted for filing or, if accepted, will be approved by the FDA. In March 2002, the FDA issued a "not-approvable" letter for our NDA for SOLTARA brand tecastemizole 15 mg. and 30 mg. capsules. If we successfully complete additional preclinical and clinical studies, we may file an amended NDA for SOLTARA. There can be no assurance that any amended NDA for SOLTARA would be approved or the timing of any such approval.

        We have entered into a collaboration agreement with 3M Drug Delivery Systems Division for the scale-up and manufacturing of XOPENEX HFA MDI and we may enter into additional development collaboration agreements in the future. Under our agreement with 3M, 3M is responsible for manufacturing a MDI formulation of XOPENEX. Sepracor is responsible for conducting clinical trials using the 3M manufactured formulation. If the trials are successful, Sepracor would be responsible for submitting an NDA to the FDA for XOPENEX HFA MDI. If 3M is unable to manufacture a XOPENEX HFA MDI formulation, or our clinical trials are unsuccessful, we may be unable to proceed with the development of XOPENEX HFA MDI. If 3M, or any future development collaborator, does not devote sufficient time and resources to its collaboration arrangement with us, breaches or terminates its agreement with us, fails to perform its obligation to us in a timely manner or is unsuccessful in its development and/or commercialization efforts, we may not realize the potential commercial benefits of the arrangement and our results of operations may be adversely affected. In addition, if regulatory approval of XOPENEX HFA MDI or any other product candidate under development by or in collaboration with partner is delayed or limited, we may not realize or may be delayed in realizing the potential commercial benefits of the arrangement.

        In April 2001, Janssen announced that it had suspended clinical trials of ticalopride for the treatment of gastroesophageal reflux disease, or GERD, which it had been developing under a license agreement between Sepracor and Janssen dated July 1998 (the "Janssen Agreement"). Janssen may not plan to resume development of ticalopride, in which case Sepracor will not receive royalties under the Janssen Agreement.

        In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. In November 2002, the FDA approved the sale of CLARITIN, an allergy medication, without a prescription. In the future, the FDA may also allow the sale of other allergy medications without a prescription. The sale of CLARITIN and/or, if allowed, the sale of other allergy medications without a prescription, may adversely affect our business because the market for prescription drugs, including SOLTARA brand tecastemizole, if approved, may be adversely affected.

We will be required to expend significant resources for research, development, testing and regulatory approval of our drugs under development and these drugs may not be developed successfully.

        We develop and commercialize proprietary products for the primary care and specialty markets. Most of our drug candidates are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than other drugs used to treat the same condition and our research efforts may not lead to the discovery of new drugs with benefits over existing treatments or development of new therapies. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

  •
  be developed successfully;
  •
  be proven safe and efficacious in clinical trials;
  •
  offer therapeutic or other improvements over comparable drugs;
  •
  meet applicable regulatory standards;
  •
  be approved for commercialization by the FDA;
  •
  be capable of being produced in commercial quantities at acceptable costs; or
  •
  be successfully marketed.

Sales of XOPENEX represent a majority of our revenues; if sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

        All of our revenues from product sales for the year ended December 31, 2002 and substantially all of our product revenues for the years ended December 31, 2001 and December 31, 2000, resulted from sales of XOPENEX. In March 2002, the FDA issued a "not approvable" letter for SOLTARA. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and a majority of our total revenues through at least 2003. If sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

        XOPENEX competes primarily against generic albuterol in the asthma market. XOPENEX is more expensive than generic albuterol. We must continue to demonstrate to physicians and other healthcare professionals that the benefits of XOPENEX justify the higher price. If XOPENEX does not continue to compete successfully against competitive products, our business will not be successful.

If we fail to adequately protect or enforce our intellectual property rights, then we could lose revenue under our collaborative agreements or lose sales to generic versions of our products.

        Our success depends in part on our ability to obtain, maintain and enforce patents, and protect trade secrets. Our ability to commercialize any drug successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology. It is also possible that we could incur substantial costs if we are required to initiate litigation against others to protect or enforce our intellectual property rights.

        We have filed patent applications covering composition of, methods of making and methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover the products licensed under these collaboration agreements. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business.

        We have five issued United States patents covering the approved therapeutic use of XOPENEX, expiring between January 2010 and August 2012. We have one other issued United States patent covering the marketed formulation of XOPENEX, expiring in March 2021. Each of these patents is listed in the FDA's publications entitled "Approved Drug Products with Therapeutic Equivalence Evaluations", commonly referred to as the "Orange Book". Should a generic drug company submit an Abbreviated New Drug Application, or ANDA, to the FDA seeking approval of a generic version of XOPENEX, we would expect to enforce these patents against the generic drug company. However, the resulting patent litigation would involve complex legal and factual questions, and we may not be able to exclude a generic company, for the full term of our patents, from marketing a generic version of XOPENEX. Introduction of a generic copy of XOPENEX before the expiration of our patents could have a material adverse effect on our business.

If we face a claim of intellectual property infringement by a third party, then we could be liable for significant damages or be prevented from commercializing our products.

        Our success depends in part on our ability to operate without infringing upon the proprietary rights of others. Third parties, typically drug companies, hold patents or patent applications covering compositions, methods of making and uses, covering the composition of matter for most of the drug candidates for which we have patents or patent applications. Third parties also hold patents relating to drug delivery technology that may be necessary for the development or commercialization of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third-party patents expire or are declared invalid or unenforceable by the courts. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor. Such contests and litigation would be costly, would require significant time and attention of our management, could prevent us from commercializing our products, could require us to pay significant damages and could have a material adverse effect on our business.

If our products do not receive government approval, then we will not be able to commercialize them.

        The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis, or at all, or the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could prevent or adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. In March 2002, we were informed by the FDA that it issued a "not approvable" letter for our NDA for SOLTARA brand tecastemizole capsules. While we had expected to launch SOLTARA in the United States during 2002, we will not be able to commercialize SOLTARA unless and until we receive approval from the FDA and, currently, we do not expect to receive an approval, if at all, until at least 2005.

        In January 2003, we submitted an NDA with the FDA for eszopiclone. The FDA has 60 days to determine whether to accept the NDA for filing. If the FDA determines that the data package is insufficient to support the proposed NDA submission, it may refuse to accept the NDA for filing or require the Company to conduct additional studies. In response to issues raised by the FDA regarding completeness of our NDA for eszopiclone, prior to submitting the NDA, we completed additional preclinical studies to support use of RPR's preclinical data package. However, we cannot assure you that we adequately responded to the FDA's concerns or that the eszopiclone NDA will be accepted or approved. If the FDA delays or denies acceptance or approval of our NDA for eszopiclone, or any other NDA that we file in the future, then successful commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

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

The royalties we receive under collaboration arrangements could be delayed, reduced or terminated if our collaboration partners terminate, or fail to perform their obligations under, their agreements with us, or if our collaboration partners are unsuccessful in their sales efforts.

        We have entered into collaboration arrangements with pharmaceutical companies and our revenues under these collaboration arrangements consist primarily of royalties on sales of products. Payments and royalties under these arrangements depend in large part on the commercialization efforts of our collaboration partners, including sales efforts and the maintenance and protection of patents, which we cannot control. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, our revenues under these arrangements may be less than anticipated and our results of operations may be adversely affected. If any of our collaboration partners was to breach or terminate its agreement with us or fail to perform its obligations to us in a timely manner, the royalties we receive under the collaboration agreement could decrease or cease. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the royalties and benefits to which we are otherwise entitled under the agreement. Any delay or termination of this type could have a material adverse effect on our financial condition and results of operations because we may lose technology rights and milestone or royalty payments from collaboration partners and/or revenue from product sales, if any, could be delayed, reduced or terminated.

        In April 2001, Janssen announced that it had suspended clinical trials of ticalopride for the treatment of gastroesophageal reflux disease, or GERD, which it had been developing under the Janssen Agreement. Janssen may not plan to resume development of ticalopride, in which case Sepracor will not receive royalties under the Janssen Agreement.

        In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. In November 2002, the FDA approved the sale of CLARITIN, an allergy medication, without a prescription. The FDA may also allow the sale of other allergy medications without a prescription in the future. The sale of CLARITIN and/or, if allowed, the sale of other allergy medications without a prescription, may adversely affect our business because our royalty revenues, including royalties from sales of ALLEGRA and CLARINEX, may be reduced.

The development and commercialization of our product candidates could be delayed or terminated if we are unable to enter into collaboration agreements in the future or if any future collaboration agreement is subject to lengthy government review.

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

        We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may license some of them to large pharmaceutical companies and market and sell through our direct sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market XOPENEX. We also expect to use a direct sales force to market ESTORRA and SOLTARA, if either is approved by the FDA. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We have incurred significant expense in expanding our direct sales force and expect to incur additional expense as we further expand. With respect to products under development, we expect to incur significant costs in developing a sales force before the products have been approved for marketing.

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

        Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current Good Manufacturing Practices that we believe can produce commercial quantities of the active pharmaceutical ingredient for XOPENEX and support the production of our other product candidates in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

Our reliance on a third-party manufacturer could adversely affect our ability to meet our customers' demands.

        Cardinal Health, Inc. (formerly known as Automatic Liquid Packaging, Inc.) is currently the sole finished goods manufacturer of our product, XOPENEX. If Cardinal Health experiences delays or difficulties in producing, packaging or delivering XOPENEX, we could be unable to meet our customers' demands for XOPENEX, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce XOPENEX in a timely manner or within budget.

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

We have significant long-term debt and we may not be able to make interest or principal payments when due. Our exchanges of debt into shares of common stock would result in additional dilution.

        As of December 31, 2002, our total long-term debt was approximately $982.7 million and our stockholders' equity (deficit) was ($392.2) million. None of the 7% convertible subordinated debentures due 2005, the 5% convertible subordinated debentures due 2007, or the 5.75% notes due 2006 restricts our ability or our subsidiaries ability to incur additional indebtedness, including debt that ranks senior to the 7% debentures, the 5% debentures, and the 5.75% notes. Additional indebtedness that we incur may rank senior to or on parity with these debentures and notes in certain circumstances. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion price for the 7% debentures is $62.4375, the conversion price for the 5% debentures is $92.38 and the conversion price for the 5.75% notes is $60.00. The current market price for shares of our common stock is significantly below the conversion price of our convertible subordinated debt. If the market price for our common stock does not exceed the conversion price, the holders of the debentures and notes may not convert their securities into common stock.

        Historically, we have had negative cash flow from operations. For the year ended December 31, 2002, net cash used in operating activities was approximately $246.9 million. The annual debt service on our debentures and notes, assuming no additional securities are converted or redeemed, is approximately $54.6 million. Unless we are able to generate sufficient operating cash flow to service the debentures and notes, we will be required to raise additional funds or default on our obligations under the debentures and notes. Based on our current operating plan, we believe that we will not be required to raise additional capital to fund the repayment of our outstanding convertible debt when due. However, if we are not able to commercialize our current late-stage product candidates, or if such product candidates, if approved, do not achieve expected sales levels, we may be required to raise additional funds in order to repay our outstanding convertible debt and there can be no assurance that, if required, we would be able to raise such funds on favorable terms, if at all.

        Our 7% debentures, 5% debentures and 5.75% notes are currently trading at discounts to their respective face amounts. Accordingly, in order to reduce future cash interest payments, as well as future payments due at maturity, we may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash; exchange debt for shares of Sepracor common stock, warrants, preferred stock, debt or other consideration; or a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt, the number of shares that we might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges would result in material dilution to holders of our common stock. We cannot assure you that we will repurchase or exchange any additional outstanding convertible debt.

If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from these reflected in our projections and accruals.

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. There can be no assurance, however, that our estimates, or the assumptions underlying them, will be correct. For example, our royalty revenue is recognized based upon estimates of sales during the period and, if these sales estimates are greater than the actual sales that occur during the period, our net income would be reduced. This, in turn, could adversely affect our stock price.

If sufficient funds to finance our business are not available to us when needed or on acceptable terms, then we may be required to delay, scale back, eliminate or alter our strategy for our programs.

        We may require additional funds for our research and product development programs, operating expenses, repayment of debt, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

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

        Generally, our principal competitors are generic drug companies that seek to market the racemic mixture of a compound following expiration of the innovator's composition-of-matter patent and pharmaceutical companies that develop new therapies to treat the disease indications that we are targeting. We expect that these companies will seek to compete against our products with lower pricing, which could adversely affect the prices we charge.

        In the asthma market, XOPENEX faces competition from the generic albuterol. Albuterol has existed for many years, is well established and sells at prices substantially less than XOPENEX. To continue to be successful in the marketing of XOPENEX, we must demonstrate that the efficacy and safety features of the drug outweigh its higher cost. In the sleep disorder market, if ESTORRA brand eszopiclone is approved, we will face intense competition from established products, such as AMBIEN® and SONATA®. There are also other potentially competitive therapies that are in late-stage clinical development for the treatment of sleep disorders. In the antihistamine market, if SOLTARA brand tecastemizole is approved, we will face intense competition from established products such as CLARITIN, CLARINEX, ALLEGRA® and ZYRTEC®. These products are established and currently dominate the market share for prescription antihistamines.

Several class action lawsuits have been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business.

        We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of approval of SOLTARA. These complaints will be consolidated within the next month, after which we will respond.

        We can provide no assurance as to the outcome of these complaints. Any conclusion of these matters in a manner adverse to us would have a material adverse affect on our financial position and results of operations. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of any litigation or other proceedings could harm our ability to compete in the marketplace.

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

  •
  the results of clinical trials with respect to products under development;

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

Provisions of our charter documents, rights plan and Delaware law may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders.

        Provisions of our restated certificate of incorporation, by laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, in June 2002, our board of directors adopted a shareholder rights plan, the provision of which could make it more difficult for a potential acquirer of Sepracor to consummate an acquisition transaction.

If we are unable to comply with the continued listing requirements of the NASDAQ National Market, our common stock could be delisted from the NASDAQ National Market.

        Our common stock trades on the NASDAQ National Market. In order to continue trading on the NASDAQ National Market, we must satisfy the continued listing requirements for that market. Last year, the NASDAQ National Market enacted changes to its continued listing requirements. The changes became effective for Sepracor on November 1, 2002. While we are presently in compliance with the new continued listing requirements applicable to us as of November 1, 2002, we may not be able to maintain compliance with them.

        Under the continued listing requirement standard previously utilized by Sepracor, we were required to have minimum net tangible assets of $4.0 million and a minimum bid price of $1.00 for our common stock. Under the new continued listing requirements, the minimum net tangible asset requirement was replaced with a minimum stockholders' equity requirement of $10.0 million and, if a company does not have $10.0 million of stockholders' equity, it is required, among other things, to maintain a minimum bid price of $3.00. At December 31, 2002, we had a stockholders' deficit and, therefore, to continue trading on the NASDAQ National Market we will be required to maintain a minimum bid price of $3.00 for our common stock. If the minimum bid price for our common stock is below $3.00 for 30 consecutive trading days, we would have 90 calendar days to regain compliance. If we fail to comply with this or the other applicable continued listing requirements that became effective on November 1, 2002, our common stock may be delisted from the NASDAQ National Market.

        A delisting of our common stock from the NASDAQ National Market would materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, any such delisting would materially adversely affect our ability to raise capital through alternative financing sources on terms acceptable to us, or at all.

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

Supplemental Stockholder Information

Price Range of Common Stock

        The Sepracor common stock is traded on the NASDAQ National Market under the symbol SEPR. On March 14, 2003, the closing price of the Company's common stock, as reported on the NASDAQ National Market, was $12.99 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the common stock as reported by the NASDAQ National Market.

	High	Low
2003
First Quarter (through March 14, 2003)	$14.45	$9.72
	High	Low
2002
First Quarter	57.25	17.15
Second Quarter	19.75	7.92
Third Quarter	10.55	3.90
Fourth Quarter	10.70	4.86
	High	Low
2001
First Quarter	81.88	24.81
Second Quarter	46.20	23.45
Third Quarter	46.28	30.00
Fourth Quarter	60.05	35.09

        On March 14, 2003, Sepracor had approximately 509 stockholders of record.

Dividend Policy

        Sepracor has never paid cash dividends on its common stock. The Company currently intends to reinvest its future earnings, if any, for use in the business and does not expect to pay cash dividends.

Form 10-K

        A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 is available without charge upon written request to:

INVESTOR RELATIONS
SEPRACOR INC.
84 WATERFORD DRIVE
MARLBOROUGH, MA 01752

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sepracor Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 20, 2003

SEPRACOR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	(In Thousands, Except Par Value Amounts)
ASSETS
Current assets:
Cash and cash equivalents	$375,438	$713,582
Restricted cash	1,500	1,500
Short-term investments	126,556	116,063
Accounts receivable, net of allowances of $833 and $585 at December 31, 2002 and 2001	21,654	21,660
Inventories	7,960	9,773
Other assets	16,860	10,395

Total current assets	549,968	872,973
Long-term investments	52,940	109,879
Property and equipment, net	72,522	43,846
Investment in affiliate	4,940	6,454
Patents and intangible assets, net	46,155	59,591
Other assets	588	788

Total assets	$727,113	$1,093,531

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,889	$25,091
Accrued expenses	116,112	102,598
Notes payable and current portion of capital lease obligation and long-term debt	1,010	624
Other current liabilities	14,430	17,524

Total current liabilities	136,441	145,837
Long-term debt and capital lease obligation	982	1,436
Convertible subordinated debt	981,870	1,259,960

Total liabilities	1,119,293	1,407,233
Commitments and contingencies (Notes L and M)
Stockholders' equity (deficit)
Preferred stock, $1.00 par value, 1,000 shares authorized, none outstanding at December 31, 2002 and 2001	—	—
Common stock, $.10 par value, 240,000 and 240,000 shares authorized; 84,356 and 78,059 shares issued and outstanding, at December 31, 2002 and 2001, respectively	8,436	7,806
Additional paid-in capital	776,704	562,341
Unearned compensation, net	(52)	(120)
Accumulated deficit	(1,193,892)	(917,402)
Accumulated other comprehensive income	16,624	33,673

Total stockholders' equity (deficit)	(392,180)	(313,702)

Total liabilities and stockholders' equity (deficit)	$727,113	$1,093,531

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2002	2001	2000
	(In Thousands, Except Loss Per Common Share Amounts)
Revenues:
Product sales	$190,227	$125,248	$57,160
Royalties	48,491	25,663	2,573
License fees and other revenues	250	1,184	21,939
Collaborative research and development	—	—	3,573

Total revenues	238,968	152,095	85,245
Costs and expenses:
Cost of products sold	23,369	15,411	11,278
Cost of royalties earned	990	—	—
Cost of license fees and other revenues	250	493	3,056
Research and development	243,797	231,278	170,759
Selling, marketing and distribution	155,204	111,654	77,410
General and administrative and patent costs	22,659	19,732	20,988

Total costs and expenses	446,269	378,568	283,491

Loss from operations	(207,301)	(226,473)	(198,246)
Other income (expense):
Interest income	15,553	25,669	41,919
Interest expense	(63,720)	(47,793)	(47,760)
Debt conversion expense	(63,258)	—	—
Gain on early extinguishment of debt	44,265	—	—
Equity in investee gains (losses)	(1,514)	(1,601)	3,501
Other income (expense)	(515)	997	(7,051)
Gain on sale of BioSphere stock	—	23,034	—

Net loss before minority interest	(276,490)	(226,167)	(207,637)
Minority interest in subsidiaries	—	2,152	3,620

Net loss	$(276,490)	$(224,015)	$(204,017)

Basic and diluted net loss per common share	$(3.34)	$(2.89)	$(2.80)

Shares used in computing basic and diluted net loss per common share:
Basic and diluted	82,899	77,534	72,757

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

	Common Stock					Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Years Ended December 31, 2002, 2001, and 2000			Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit
	Shares	Amount
	(In Thousands)
BALANCE AT DECEMBER 31, 1999	67,481	$6,748	$327,591	$(217)	$(489,370)	$(457)	$(155,705)
Comprehensive income (loss):
Net loss					(204,017)		(204,017)
Foreign currency translation						33	33
Unrealized gain on marketable equity securities						10,748	10,748

Total comprehensive income (loss)							(193,236)
Issuance of common stock to employees under stock plans	2,268	227	33,600				33,827
Unearned compensation, net			40	28			68
Issuance of common stock from conversion of subordinated convertible debentures	4,080	408					408
Conversion of debentures			96,249				96,249
Deferred finance costs from the conversion of subordinated convertible debentures			(2,373)				(2,373)
BioSphere issuance of common stock			18,274				18,274
Sepracor investment in BioSphere			(5,000)				(5,000)
Minority interest in proceeds of BioSphere common stock			(9,864)				(9,864)
BioSphere deferred compensation			1,261				1,261
Gain on issuance of HemaSure stock (net)			1,417				1,417

BALANCE AT DECEMBER 31, 2000	73,829	$7,383	$461,195	$(189)	$(693,387)	$10,324	$(214,674)
Comprehensive income (loss):
Net loss					(224,015)		(224,015)
Foreign currency translation						497	497
Unrealized gain on marketable equity securities						22,852	22,852

Total comprehensive income (loss)							(200,666)
Issuance of common stock to employees under stock plans	309	31	4,661				4,692
Unearned compensation, net				69			69
Issuance of common stock from conversion of subordinated convertible debentures	3,921	392	92,466				92,858
Deferred finance costs from the conversion of subordinated convertible debentures			(1,525)				(1,525)
Net of BioSphere investment, loss, minority interest and deconsolidation			5,544				5,544

BALANCE AT DECEMBER 31, 2001	78,059	$7,806	$562,341	$(120)	$(917,402)	$33,673	$(313,702)
Comprehensive income (loss):
Net loss					(276,490)		(276,490)
Foreign currency translation						(264)	(264)
Unrealized loss on marketable equity securities						(16,785)	(16,785)

Total comprehensive income (loss)							(293,539)
Issuance of common stock to employees under stock plans	585	58	5,159				5,217
Unearned compensation, net				68			68
Issuance of common stock from conversion of subordinated convertible debentures	5,712	572	212,524				213,096
Deferred finance costs from the conversion of subordinated convertible debentures			(3,320)				(3,320)

BALANCE AT DECEMBER 31, 2002	84,356	$8,436	$776,704	$(52)	$(1,193,892)	$16,624	$(392,180)

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001	2000
	(In Thousands)
Cash flows from operating activities:
Net loss	$(276,490)	$(224,015)	$(204,017)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,561	13,048	11,536
Debt conversion expense	63,258	—	—
Gain on early extinguishment of debt	(44,265)	—	—
Gain on sale of BioSphere stock	—	(23,034)	—
Minority interests in subsidiaries	—	(2,152)	(3,620)
Equity in investee (gains) losses	1,514	1,601	(3,501)
Provision for bad debt	207	145	51
Loss on disposal of property and equipment	220	287	25
Other	715	—	1,261
Changes in operating assets and liabilities:
Accounts receivable	(201)	(8,718)	(10,565)
Inventories	1,813	(4,581)	(1,543)
Restricted cash and other current assets	(7,717)	(6,925)	243
Accounts payable	(20,202)	(4,491)	10,469
Accrued expenses	18,759	38,844	22,985
Other current liabilities	(3,094)	10,072	5,733

Net cash used in operating activities	(246,922)	(209,919)	(170,943)
Cash flows from investing activities:
Purchases of short and long-term investments	(236,435)	(535,761)	(936,914)
Sales and maturities of short and long-term investments	266,632	626,839	932,888
Additions to property and equipment	(38,162)	(28,688)	(8,837)
Net proceeds from sale of BioSphere stock	—	26,526	—
Deconsolidation of BioSphere cash	—	(9,405)	—
Purchase of intangible assets	—	—	(12,500)
Investment in subsidiary and affiliates	—	—	(5,950)
Change in other assets	(649)	(2,111)	(1,261)

Net cash provided by (used in) investing activities	(8,614)	77,400	(32,574)
Cash flows from financing activities:
Net proceeds from issuance of common stock	5,217	4,701	52,101
Cash used for repurchase of convertible subordinated debt	(87,186)	—	—
Proceeds from sale of convertible subordinated debt	—	500,000	460,000
Costs associated with sale of convertible subordinated debt	(329)	(13,982)	(14,033)
Repayments of long-term debt and capital leases	(958)	(532)	(151)
Borrowings of long-term debt and capital leases	979	1,475	137

Net cash provided by (used in) financing activities	(82,277)	491,662	498,054
Effect of exchange rate changes on cash and cash equivalents	(331)	381	33

Net increase (decrease) in cash and cash equivalents	(338,144)	359,524	294,570
Cash and cash equivalents at beginning of year	713,582	354,058	59,488

Cash and cash equivalents at end of year	$375,438	$713,582	$354,058

Supplemental schedule of cash flow information:
Cash paid during the year for interest	$62,120	$46,899	$41,390
Non cash activities:
Conversion of convertible subordinated debt	$147,000	$92,858	$94,284
Interest due on debt converted into shares of common stock	$2,837	$—	$—
Capital lease obligations incurred	$843	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) Nature of the Business

        Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Sepracor has become a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds. Sepracor's corporate headquarters are located in Marlborough, Massachusetts.

        The consolidated financial statements include the accounts of Sepracor Inc. ("Sepracor" or the "Company") and its majority and wholly-owned subsidiaries, including Sepracor Canada Limited and through July 2, 2001 BioSphere Medical, Inc. ("BioSphere"). Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. The consolidated financial statements also include Sepracor's investments in Point Therapeutics, Inc. (formerly known as HemaSure Inc. and HMSR, Inc.) and Versicor Inc. ("Versicor"), which are accounted for as marketable equity securities.

        Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development and regulatory approval of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, dependence on third-party collaboration agreements and third-party sales efforts, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel and collaborative partners.

B) Summary of Significant Accounting Policies

        Principles of Consolidation:    Consolidated financial statements include the accounts of Sepracor and all of its wholly- and majority-owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies, which are 20% to 50% owned, and over which Sepracor does not exercise control, are accounted for using the equity method. Investments in affiliated companies, which are less than 20% owned, and over which Sepracor does not exercise control, are accounted for using the cost method.

        The Company accounts for the sale of subsidiary stock in different manners, depending on the life cycle of the entity. The Company offsets any gains or losses against additional paid-in capital for early development stage subsidiaries. For later stage subsidiaries where the Company sells shares of its subsidiary's stock, the Company records its gains and losses as other income or expense. For later stage subsidiaries issuing or selling additional shares of the subsidiary's stock, the Company records its gains or losses through additional paid-in capital.

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

        Translation of Foreign Currencies:    The assets and liabilities of Sepracor's international subsidiaries are translated into United States dollars using current exchange rates. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in accumulated other comprehensive income (loss). Foreign exchange transaction gains and losses are included in other income (expense).

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

        The Company also has equity investments in Versicor Inc. and Point Therapeutics Inc., which were previously affiliates of Sepracor. These securities are classified as available-for-sale and the Company records these investments at fair value, with unrealized gains and losses reported as a component of other comprehensive income.

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

        The percentage of total revenues from significant customers is as follows:

	Year Ended December 31,
	2002	2001	2000
Customer A	21%	17%	16%
Customer B	12%	15%	9%
Customer C	15%	17%	3%
Customer D	11%	12%	9%
Customer E	—	—	28%

        Accounts Receivable and Bad Debt:    Sepracor's trade receivables in 2002 and 2001 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. Bad debt write-offs were not significant in 2002, 2001 and 2000; however the Company monitors its receivables closely due to few customers making up a large portion of the overall revenues.

        Inventories:    Inventories are stated at the lower of cost (first-in, first-out) or market. When the commercialization of a new product becomes probable, it is then capitalized. The Company writes down its inventory for expiration and probable quality assurance and quality control issues identified in the manufacturing process.

        Property and Equipment:    Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Software and computers have estimated useful lives of three years. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of 30 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

        Patents, Intangible Assets and Other Assets:    Sepracor capitalizes significant costs associated with the filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Significant patents relating to tecastemizole (SOLTARA) are amortized over ten years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debt offerings are amortized over five to seven years, the term of the debt. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $9,249,000 and $6,849,000 at December 31, 2002 and 2001, respectively. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Impairment tests take place at various times such as when a significant adverse event in the business or industry takes place, when a significant change in the manner an asset is used takes place or when a projection or forecast demonstrates continued losses associated with the asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

        The Company currently has long-lived assets relating to patents on drugs in late stages of clinical development but not yet approved. If these drugs fail to receive final marketing approval from the United States Food and Drug Administration (the "FDA"), the Company could potentially have material write-downs of assets.

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

        License fees and other revenue include non-refundable upfront license fees, milestones, and other revenues. Non-refundable upfront license fees are recorded as revenue over the related performance period or at such time when there are no remaining performance obligations. Milestones are recorded as revenue when achieved and no performance obligations remain and the fees are non-refundable. Other revenue includes revenues recognized by BioSphere unrelated to its core EmboSphere Microsphere business.

        Sepracor records collaborative research and development revenue from research and development contracts over the term of the applicable contract, as it incurs costs related to the contract.

        Rebate and Return Reserves:    Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. The Company also allows for return of its product for up to one year after product expiration. These allowances are recorded as reductions of revenue at the time product sales are recorded. Reserves for product returns and rebates are derived through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. Reserves for rebate programs are shown as other current liabilities on the balance sheet and were $8,825,000 and $9,929,000 at December 31, 2002 and 2001, respectively. Reserves for returns are shown as other current liabilities on the balance sheet and were $5,605,000 and $4,842,000 at December 31, 2002 and 2001, respectively.

        Research and Development:    All costs associated with internal research and development, research and development services for which the Company has contracted out and research and development conducted for others are expensed as incurred.

        Income Taxes:    The Company recognizes deferred tax liabilities and assets for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $61,900,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

        Derivatives:    In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"—An Amendment to "FASB Statement No. 133." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, and resulting gains or losses, depends on the intended use of the derivative and its resulting designation. The Company adopted this new accounting standard effective January 1, 2001 and recognized warrants held on Versicor stock as derivatives. The Versicor warrant derivatives were valued throughout the year with gains and losses recorded as other income/expense based on the valuation. In December 2002, the warrants were exercised and converted into Versicor common stock.

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

        For the years ended December 31, 2002, 2001 and 2000, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period because the effect of common stock equivalents would be anti-dilutive. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 2002,

2001 and 2000 because they would have an anti-dilutive effect due to net losses for such periods. These securities include the following:

        Options to purchase shares of common stock:

	2002	2001	2000
	(In Thousands, Except Price Per Share Data)
Number of options	7,960(1)	11,915	9,757
Price range per share	$2.50 to $87.50	$2.50 to $125.44	$2.50 to $125.44

(1)
Does not include 4,067 shares of common stock issued on January 21, 2003 at an exercise price of $12.93, pursuant to the Company's stock option exchange program initiated in June 2002.

        Shares of common stock reserved for issuance upon conversion of convertible subordinated debt:

	2002	2001	2000
	(In Thousands)
6.25% convertible subordinated debentures due 2005	—	—	3,921
7% convertible subordinated debentures due 2005	1,792	4,804	4,804
5% convertible subordinated debentures due 2007	4,763	4,979	4,979
5.75% convertible subordinated notes due 2006	7,166	8,333	—

Total	13,721	18,116	13,704

        Stock-Based Compensation:    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under FASB SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,
(in thousands)
	2002	2001	2000
Net loss attributable to common stockholders	$(276,490)	$(224,015)	$(204,017)
Total stock-based employee compensation expense determined under fair value based method for all awards	(56,303)	(56,746)	(43,170)

Pro forma net loss	$(332,793)	$(280,761)	$(247,187)

Amounts per common share:
Basic and diluted—as reported	$(3.34)	$(2.89)	$(2.80)

Basic and diluted—pro forma	$(4.01)	$(3.62)	$(3.40)

        No employee stock-based compensation was recorded in the Statement of Operations in 2002, 2001 or 2000.

        The weighted-average per share fair value of options granted during 2002, 2001, and 2000 was $13.79, $24.77, and $63.28, respectively.

        The fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Stock Options
	2002	2001	2000
Expected life (years)	6.0	6.0	6.7
Interest rate	4.00%	4.88%	6.28%
Volatility	.90	.75	.70

        The Company has never declared cash dividends on any of its capital stock and does not expect to do so in the foreseeable future.

        The effects on 2002, 2001 and 2000 pro forma net loss and net loss per share of expensing the estimated fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans are not necessarily representative of the effects on reported results of operations for future years as options vest over several years and the Company intends to grant varying levels of stock options in future periods.

Recent Accounting Pronouncements:

        In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, which required gains or losses on the extinguishment of debt to be classified as an extraordinary item. As a result of the adoption of SFAS No. 145, the Company has recorded its gains on extinguishment of debt in the quarter ended September 30, 2002 as other income. The Company adopted this new accounting standard effective July 1, 2002.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company plans to adopt SFAS No. 146 in 2003.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which addresses financial accounting and reporting for the recording expenses for the fair value of stock options. SFAS No. 148 provides alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this statement are effective for fiscal years ending after December 15, 2002, with early application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has made certain disclosures required by SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002 and will begin making the additional interim disclosures required by SFAS No. 148 in the first quarter of 2003.

        Also during 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company enters into standard indemnification agreements in its ordinary course of business where it indemnifies and holds harmless certain customers (wholesalers) against claims, liabilities and losses brought by a third party to the extent that the claims arise out of a) injury or death to person or property caused by defect in the Company's product, b) negligence in the manufacture or distribution of the product or, c) a material breach by Sepracor. Sepracor has no liabilities recorded for these guarantees at December 31, 2002 and if liabilities were incurred, the Company has insurance policies covering product liabilities, which would mitigate any losses. Sepracor does not expect the adoption of FIN 45 to have a material impact on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company is required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the Company is required to apply FIN No. 46 on July 1, 2003. The Company does not expect FIN No. 46 will have a material effect on its financial statements.

C) Investments in Equity Securities

Investment in Affiliates—Biosphere:

        BioSphere was a consolidated subsidiary of Sepracor from 1994 through July 2, 2001. In May 1999, BioSphere sold a substantial portion of its business and assets to complete a transition from a chromatography and media company to a medical device company.

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

        In July 2001, Sepracor sold 2,000,000 shares of BioSphere common stock held by it in a public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sales of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere had been reduced from approximately 55% to 26%. Sepracor no longer consolidates the results of BioSphere and now records its investment in BioSphere under the equity method, effective

July 3, 2001. At December 31, 2002, Sepracor's ownership of BioSphere was approximately 25% and the fair market value of Sepracor's share ownership was approximately $21,248,000. Sepracor recorded $1,514,000 as its share of BioSphere's losses for the period ended December 31, 2002.

Marketable Equity Securities

Investment in Point Therapeutics, Inc. (formerly known as Hemasure Inc. and HMSR Inc.):

        HemaSure Inc. (now known as Point Therapeutics, Inc.) was an equity investment of Sepracor from 1995 through March 31, 2002. In March 2000, HemaSure sold 3,730,000 shares of common stock in a private placement, thereby reducing Sepracor's ownership to approximately 22%. Sepracor recorded a gain of approximately $1,417,000 through additional paid-in capital as a result of the transaction. In September 2000, HemaSure repaid an outstanding $5,000,000 line of credit which Sepracor had guaranteed in 1998. This resulted in Sepracor recording a $5,000,000 equity in investee gain and removing the corresponding liability for the loan guarantee. Sepracor also recorded $1,499,000 as its share of HemaSure's loss for the year ended December 31, 2000. At December 31, 2001 and 2000, Sepracor's ownership in HemaSure was approximately 23% and 22%, respectively, and its investment in HemaSure was recorded at zero.

        On May 29, 2001, HemaSure completed the sale of most of its assets to Whatman Bioscience Inc., a Massachusetts corporation and a subsidiary of Whatman plc. Under the terms of the agreement, Whatman purchased HemaSure's assets, except for cash, cash equivalents and marketable securities, subject to certain exceptions as defined in the agreement. Following the sale, HemaSure changed it corporate name to HMSR Inc.

        On March 15, 2002, HMSR Inc. completed a merger with Point Therapeutics, Inc. At December 31, 2002, Sepracor owned approximately 4.7% of Point Therapeutics. Sepracor changed the accounting method for its investment in Point Therapeutics from the equity method to the cost method in the second quarter of 2002 primarily because Sepracor determined that it no longer had significant influence over the operations of Point Therapeutics, Inc. (See Note D).

Investment in Versicor:

        Versicor Inc. ("Versicor") was established as a subsidiary of Sepracor in 1995. In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Since Versicor's stock became publicly traded, Sepracor has considered its investment in Versicor as an available-for-sale security and as such Sepracor marks-to-market its investment at the end of each reporting period. (See Note D).

D) Cash, Cash Equivalents and Short-Term and Long-Term Investments

        Cash, cash equivalents, restricted cash and short-term and long-term investments consist of the following at December 31:

	2002	2001
	(In Thousands)
Cash and cash equivalents:
Cash and money market funds	$353,416	$635,510
Corporate and government commercial paper	22,022	78,072
Restricted cash	1,500	1,500

Total cash, cash equivalents and restricted cash	$376,938	$715,082

        Short and long-term investments classified as available-for-sale or held-to-maturity consist of the following at December 31:

	2002		2001
	Available- For-Sale	Held-to- Maturity	Available- For-Sale	Held-to- Maturity
	(In Thousands)
Due within 1 year
Corporate commercial paper	$3,651	$118,068	$—	$116,063
Government commercial paper	4,837	—	—	—
Due in greater than 1 year
Corporate commercial paper	14,118	16,996	27,678	45,566
Government commercial paper	1,499	—	—	—
Equity Securities	20,327	—	36,635	—

Total short-term and long-term investments	$44,432	$135,064	$64,313	$161,629

        Held-to-maturity securities are recorded at cost plus accrued amortization, which approximates fair value. Realized gains and losses on available-for-sale and held-to-maturity securities were insignificant in 2002 and 2001.

        The following is a summary of available-for-sale securities (in thousands):

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002
Corporate commercial paper	$17,725	44	—	$17,769
Government commercial paper	6,297	57	18	6,336

Total commercial paper	24,022	101	18	24,105
Equity securities	3,595	16,732	—	20,327

	$27,617	16,833	18	$44,432

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001
Corporate commercial paper	$27,655	76	53	$27,678
Government commercial paper	—	—	—	—

Total commercial paper	27,655	76	53	27,678
Equity securities	3,058	33,577	—	36,635

	$30,713	33,653	53	$64,313

        In November 2002, Sepracor exercised its warrants to purchase an additional 76,250 shares of Versicor common stock at $4.00 per share. Sepracor received 48,623 shares of Versicor common stock as a result of the net issue exercise of the warrants. In 2002, Sepracor recognized a net gain of $536,800 as other income on the changes in the valuation and the exercise of the warrants. As of December 31, 2002, Sepracor owns 1,857,766 shares, or approximately 7%, of Versicor's outstanding common stock.

E) Financial Instruments

        Financial instruments consist of the following at December 31:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
7% convertible subordinated debentures due 2005	$111,870	$88,937	$299,960	$313,188
5% convertible subordinated debentures due 2007	$440,000	$272,993	$460,000	$399,050
5.75% convertible subordinated notes due 2006	$430,000	$286,009	$500,000	$545,200

Total	$981,870	$647,939	$1,259,960	$1,257,438

        The fair value of all the convertible subordinated debt is from a quoted market source.

F) Accounts Receivable

        Sepracor's trade receivables in 2002 and 2001 primarily represent amounts due to the Company from wholesalers, distributors and retailers of its pharmaceutical product. Sepracor performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts was $392,000 and $185,000 at December 31, 2002 and 2001, respectively and the payment term discounts related to accounts receivable was $441,000 and $400,000 at December 31, 2002 and 2001, respectively.

        Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

	Year Ended December 31,
	2002	2001
Customer A	20%	30%
Customer B	16%	18%
Customer C	11%	9%
Customer D	11%	9%

G) Inventories

        Inventories consist of the following at December 31:

	2002	2001
	(In Thousands)
Raw materials	$1,828	$1,231
Work in progress	1,509	103
Finished goods	4,623	8,439

	$7,960	$9,773

H) Property and Equipment and Patents and Intangible Assets

        Property and equipment consist of the following at December 31:

	2002	2001
	(In Thousands)
Land(1)	$4,099	$85
Building(1)	44,910	2,586
Laboratory and manufacturing equipment	21,193	17,884
Office equipment	27,837	18,986
Leasehold improvements	5,365	5,179

	103,404	44,720
Accumulated depreciation and amortization	(30,882)	(22,047)

	72,522	22,673
Construction in progress—Building(1)	—	18,672
Construction in progress—Software and computers	—	2,501

	$72,522	$43,846

        Depreciation expense was $9,333,000, $6,246,000, and $5,139,000 including amortization on capital leases of $909,000, $439,000 and $57,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(1)
In June 2002, Sepracor exercised its option to purchase the Solomon Pond Corporate Center ("SPCC") from the developer of the site. The SPCC consists of approximately 58 acres and a newly constructed 192,600 square foot research and development and corporate office building, which Sepracor occupied and began leasing in June 2002. On November 5, 2002, Sepracor completed the purchase of the SPCC from the developer at a purchase price of approximately $37,405,000, which includes closing costs.

        Patents and intangible assets, net, consist of the following at December 31:

	2002	2001
	(In Thousands)
Deferred finance costs, gross	$38,130	$44,424
Accumulated amortization	(13,726)	(10,439)
Write down due to debt conversion	(5,366)	(3,898)

Deferred finance costs, net	$19,038	$30,087

Intangible assets and patents, gross	$42,050	$39,315
Accumulated amortization	(14,933)	(9,811)

Intangible assets and patents, net	$27,117	$29,504

Amortization of intangible assets is computed on the straight-line method based on the estimated useful lives of the assets. Amortization expense for the year ended December 31, 2002 was $9,249,000. The estimated aggregate amortization expense for each of the next five years is as follows: 2003, $8,499,000; 2004, $8,499,000; 2005, $8,499,000; 2006, $7,670,000; and 2007, $3,930,000.

        The Company has no goodwill recorded at December 31, 2002 or 2001.

I) Accrued Expenses

        Accrued expenses consist of the following at December 31:

	2002	2001
	(In Thousands)
Research and development costs	$61,424	$41,321
Sales and marketing costs	21,155	25,465
Interest on convertible subordinated debt	11,667	13,030
Compensation costs	10,823	11,678
Other	11,043	11,104

	$116,112	$102,598

J) Notes Payable and Long-Term Debt

        Notes payable and long-term debt consist of the following at December 31:

	2002	2001
	(In Thousands)
Government grant from Nova Scotia Department of Economic Development(1)	$826	$779
Loan from Atlantic Canada Opportunities Agency, non-interest bearing, repayable in 60 equal installments commencing March 15, 1998(2)	16	78
Obligations under capital leases (See Note L)	1,150	1,203

	1,992	2,060
Less current portion	(1,010)	(624)

Total	$982	$1,436

(1)
Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, has a Canadian Government grant which may be repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2002 was approximately $826,000.

(2)
Sepracor's wholly-owned subsidiary, Sepracor Canada Limited, has an interest free credit agreement with a Canadian provincial business development agency for approximately $370,000 in term debt. At December 31, 2002, Sepracor Canada Limited had received approximately $370,000 of such term debt, of which approximately $16,000 remains outstanding.

        The Company's $25,000,000 line of credit under a Revolving Credit Agreement with a commercial bank expired in 2002 and Sepracor elected not to renew the line of credit. At December 31, 2002 and 2001, no amounts were outstanding under the Revolving Credit Agreement.

        Minimum annual principal repayment of notes payable and long-term debt, excluding capital leases, is $16,000 in 2003, and none thereafter.

        The Company also has convertible debt outstanding with repayments of principal as follows: none in 2003, none in 2004, $111,870,000 in 2005, $430,000,000 in 2006 and $440,000,000 in 2007.

K) Convertible Subordinated Debt

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

        In December 1998, Sepracor issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005 (the "7% Debentures"). The 7% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $62.4375 per share and bear interest at 7% payable semi-annually, commencing on June 15, 1999. The 7% Debentures are redeemable by the Company commencing December 20, 2001. The Company may be required to repurchase the 7% Debentures at the option of the holders if there is a change in control of the Company. As part of the sale of the 7% Debentures, Sepracor incurred $9,919,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 7% Debentures. The net proceeds to the Company after offering costs were approximately $290,081,000.

        In March and April 2002, the Company exchanged $57,000,000 of its 7% Debentures in privately negotiated transactions for 2,280,696 shares of its common stock. The Company charged to other expense associated inducement costs of $26,599,000, which represents the fair market value of the 1,367,784 additional shares of Sepracor common stock issued as an inducement to the holders for conversion of their 7% Debentures.

        In September and October 2002, Sepracor repurchased, in privately negotiated transactions, an aggregate of $131,090,000 face value of its 7% Debentures, for an aggregate consideration of approximately $87,186,000 in cash, including accrued interest. This repurchase resulted in the recording of a gain in other income of approximately $44,265,000 in 2002. At December 31, 2002, $111,870,000 of the 7% Debentures remained outstanding.

        In February 2000, Sepracor issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007 (the "5% Debentures"). On March 9, 2000, Sepracor issued an additional $60,000,000 in principal amount of 5% Debentures pursuant to an option granted to the initial purchaser of the 5% Debentures. The 5% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% Debentures are redeemable by the Company prior to February 15, 2003 if the trading price of Sepracor common stock exceeds 150% of the conversion price ($138.57) for 20 trading days in a period of 30 consecutive trading days. The 5% Debentures are redeemable by the Company on or after February 15, 2003 if the trading price of Sepracor common stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. The Company may be required to repurchase the 5% Debentures at the option of the holders if there is a change in control of the Company. As part of the sale of the 5% Debentures, Sepracor incurred $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% Debentures. The net proceeds to the Company after offering costs were approximately $445,967,000.

        In March 2002, the Company exchanged $20,000,000 of its 5% Debentures in privately negotiated transactions for 640,327 shares of its common stock. The Company charged to other expense associated inducement costs of $8,659,000, which represents the fair market value of the 423,830 additional shares of Sepracor common stock issued as an inducement to the holders for conversion of their 5% Debentures. At December 31, 2002, $440,000,000 of the 5% Debentures remained outstanding.

        In November 2001, Sepracor issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006 (the "5.75% Notes"). In December 2001, Sepracor issued an additional $100,000,000 in principal amount of 5.75% Notes pursuant to an option granted to the initial purchaser of the 5.75% Notes. The 5.75% Notes are convertible into Sepracor common stock, at the option of the holder, at a price of $60.00 per share. The 5.75% Notes bear interest at 5.75% payable semiannually, commencing on May 15, 2002. The 5.75% Notes are convertible at the option of the Company prior to maturity if the closing price of Sepracor common stock exceeds 145% of the conversion price ($87.00) for at least 20 out of 30 consecutive trading days ending within five trading days prior to notice of conversion. The Company may be required to repurchase the 5.75% Notes at the option of the holders if there is a change in control of the Company. As part of the sale of the 5.75% Notes, Sepracor incurred offering costs of $14,311,000 which have been recorded as other assets and are being amortized over five years, which is the term of the 5.75% Notes. The net proceeds to the Company after offering costs were approximately $485,689,000.

        In March and April 2002, the Company exchanged $70,000,000 of its 5.75% Notes in privately negotiated transactions for 2,790,613 shares of its common stock. The Company charged to other expense associated inducement costs of $28,000,000, which represents the fair market value of the 1,623,947 additional shares of Sepracor common stock issued as an inducement to the holders for conversion of their 5.75% Notes. At December 31, 2002, $430,000,000 of the 5.75% Notes remained outstanding.

L) Commitments and Contingencies

        Future minimum lease payments under all non-cancelable leases in effect at December 31, 2002, are as follows (in thousands):

Year	Operating Leases	Capital Leases
2003	$899	$1,032
2004	832	168
2005	809	—
2006	808	—
2007	404	—
Thereafter	—	—

Total minimum lease payments	$3,752	$1,200

Less amount representing interest	—	(50)

Present value of minimum lease payments	$3,752	$1,150

        Future minimum lease payments under operating leases relate primarily to Sepracor's vacated office, laboratory and production facilities at 111 and 33 Locke Drive, Marlborough, Massachusetts. Most of the lease terms provide options to extend the leases and require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. In July 2002, Sepracor completed the move out of its leased facilities at 33 and 111 Locke Drive, and moved into its newly constructed research and development and corporate office building in the SPCC at 84 Waterford

Drive, Marlborough, Massachusetts. Sepracor is seeking to sublease its facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. The above table includes costs of these operating leases through 2007; however, at December 31, 2002, the Company accrued $1,731,000 for its estimated cumulative future minimum lease obligation under these leases net of estimated future sublease rental income through the term of the leases.

        Capital leases relate primarily to telephone systems and computer equipment purchased under capital lease agreements.

        Rental expense under operating leases amounted to $2,344,000, $1,384,000 and $1,576,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The Company enters into standard indemnification agreements in its ordinary course of business where we indemnify and hold harmless certain customers (wholesalers) against claims, liabilities, and losses brought by a third party to the extent that the claims arise out of a) injury or death to person or property caused by defect in our product, b) negligence in the manufacture or distribution of the product or c) a material breach by Sepracor. We have no liabilities recorded for these guarantees at December 31, 2002 and if liabilities were incurred we have insurance policies covering product liabilities, which would mitigate any losses.

M) Litigation

        Since November 15, 2002, eight purported class action lawsuits have been filed in the United States District Court for the District of Massachusetts against Sepracor and several of its current and former officers and directors. The complaints were filed allegedly on behalf of persons who purchased Sepracor common stock and/or convertible debt securities during different time periods, beginning on various dates, the earliest of which is May 17, 1999, and all ending on March 6, 2002. The complaints are similar and allege violations of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily the complaints allege that the defendants disseminated to the investing public false and misleading statements relating to the testing, safety and likelihood of approval of SOLTARA brand tecastemizole. These complaints will be consolidated within the next month, after which the Company will respond. Sepracor is not presently able to estimate potential losses, if any, related to these lawsuits.

N) Stockholders' Equity (Deficit)

        In March and April 2002, Sepracor exchanged $147,000,000 of its convertible subordinated debt in privately negotiated transactions for 5,711,636 shares of its common stock. The Company charged to other expense associated inducement costs of approximately $63,258,000 in 2002. The inducement costs include the fair market value of the 3,415,561 shares of Sepracor common stock issued as an inducement to the holders for conversion of their convertible subordinated debt. Deferred finance costs of approximately $3,320,000 were written off against additional paid-in-capital as a result of the exchange.

        The market price of Point Therapuetics at December 31, 2002 was $0.65 per share, which resulted in Sepracor recording an unrealized gain of approximately $282,000. The market price of Versicor Inc. at December 31, 2002 was $10.79 per share, which resulted in the Company recording an unrealized loss of approximately ($17,127,000). Unrealized gains on other investments was $60,000, for a total unrealized (loss) on marketable equity securities of $(16,785,000), at December 31, 2002.

        In July 2001, Sepracor completed the sale of 2,000,000 shares of BioSphere common stock held by it in a public offering in which BioSphere also sold 2,000,000 shares of its common stock at a price to the public of $11.00 per share. On August 2, 2001, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares of BioSphere common stock from Sepracor at a price to the public of $11.00 per share. Sepracor received net proceeds, after offering costs, from the sales of approximately $26,526,000 and recognized a gain of approximately $23,034,000 in 2001. Sepracor recorded approximately $5,590,000 through additional paid-in capital as its gain on BioSphere's sale of 2,000,000 shares of BioSphere common stock. As a result of the public offering, Sepracor's ownership in BioSphere was reduced from approximately 55% to 26%. As of December 31, 2001, Sepracor's ownership of BioSphere was approximately 25%. Sepracor no longer consolidates BioSphere and now records its investment in BioSphere under the equity method, effective July 3, 2001. Sepracor recorded $1,514,000 and $1,601,000 as its share of BioSphere losses for the period ended December 31, 2002 and 2001, respectively.

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

        In August 2000, Versicor completed an initial public offering of 5,290,000 shares of its common stock. Since Versicor's stock is now publicly traded, Sepracor considers its investment in Versicor as an available-for-sale security and as such Sepracor marks-to-market its investment at the end of each reporting period and records the investment as investment in affiliates on the balance sheet. At December 31, 2002, 2001 and 2000, the market price of Versicor's common stock was $10.79, $20.25 and $8.625 per share, respectively, which resulted in the recording of unrealized gains (losses) of approximately ($17,127,000), $22,889,000 and $10,688,000, as a separate component of stockholders' equity as of December 31, 2002, 2001 and 2000, respectively.

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

        Sepracor has recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 2002, 2001 and 2000.

Unearned Compensation

	2002	2001	2000
	(In Thousands)
Balance at January 1,	$(120)	$(189)	$(217)
Stock option grants	—	—	(40)
Amortization expense	68	69	68

Balance at December 31,	$(52)	$(120)	$(189)

O) Stock Plans

        The Company has stock-based compensation plans, which are described below. The Company records the issuance of stock options using APB Opinion 25 and related interpretations in accounting for its plans.

        The 1997 Stock Option Plan (the "1997 Plan") permits the Company to grant NSOs to purchase up to 1,000,000 shares of common stock to employees and consultants of the Company. Executive officers are not entitled to receive stock options under the 1997 Plan. NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and generally vest over five years.

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

        The 2000 Stock Incentive Plan (the "2000 Plan") permits the Company to grant ISOs, NSOs and restricted stock awards to purchase 2,500,000 shares of common stock to employees, officers, directors and consultants of the Company. Stock options granted under the 2000 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In May 2002, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that may be granted under the 2000 Plan to 4,000,000.

        The 2002 Stock Incentive Plan (the "2002 Plan") permits the Company to grant NSOs and restricted stock awards to purchase 500,000 shares of common stock to employees, officers, directors and consultants of the Company. Stock options granted under the 2002 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In June 2002, the Board of Directors approved an amendment to the 2002 Plan increasing the number of shares of common stock that may be granted under the 2002 Plan to 4,000,000.

        The 1991 Restated Stock Option Plan and the 1991 Directors Stock Option Plan expired in 2001.

        Stock options and other equity awards, if any, outstanding under the 1991 Plan, the 1991 Director Plan, the 1997 Plan, the 1999 Director Plan, the 2000 Plan and the 2002 Plan vest and become fully exercisable upon a change in control of the Company.

        The following tables summarize information about stock options outstanding at December 31, 2002 (in thousands, except for per share amounts and contractual life):

			Options Outstanding(1)
				Weighted Average Remaining Contractual Life (Years)		Options Exercisable
Range of Exercise Price Per Share			Number of Options Outstanding		Weighted-Average Exercise Price Per Share	Number of Options Exercisable	Weighted-Average Exercise Price Per Share
$2.50	-	8.56	2,877	7.4	$6.46	951	$6.82
11.25	-	18.38	2,019	5.5	15.83	1,713	16.36
20.00	-	28.01	755	7.5	23.79	364	22.22
31.13	-	39.06	1,183	7.0	35.77	727	35.83
41.59	-	48.52	7	5.5	46.63	4	46.06
50.50	-	59.13	606	6.3	58.92	381	59.05
71.88	-	73.88	21	7.6	71.96	9	72.00
87.31	-	87.50	492	7.3	87.36	121	87.50

$2.50	-	87.50	7,960	6.8	$24.03	4,270	$24.11
	2002(1)		2001		2000
	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share
Balance at January 1,	11,915	$36.89	9,757	$37.05	10,940	$25.37
Granted	2,729	13.79	2,687	34.91	1,534	88.90
Exercised	(336)	8.85	(238)	12.99	(2,235)	14.37
Cancelled	(5,415)	48.16	(252)	50.35	(482)	30.10
Expired	(933)	30.84	(39)	48.52	—	—

Balance at December 31,	7,960	$24.03	11,915	$36.89	9,757	$37.05
Options exercisable at December 31,	4,270		4,699		2,576
Weighted-average fair value of options granted during the year	$13.79		$24.77		$63.28

(1)
In June 2002, Sepracor initiated a stock option exchange program for its employees, excluding members of the board of directors and officers. Under the terms of this program, Sepracor agreed to grant to eligible employees 6 months and one day after Sepracor's acceptance of surrendered stock options, a stock option to purchase one share of Sepracor common stock for every one share for which a surrendered stock option was exercisable at the then fair market value of the common stock. On July 17, 2002, Sepracor accepted for exchange stock options, held by certain employees of the company, to purchase an aggregate of 4,268,542 shares of Sepracor common stock. On January 21, 2003, Sepracor issued new stock options to purchase an aggregate of 4,066,940 shares of common stock at an exercise price of $12.93, which was the closing price of Sepracor's common stock on January 21, 2003.

        There were 6,959,000 shares available for future option grants as of December 31, 2002.

        The 1996 Employee Stock Purchase Plan (the "1996 ESPP") permits an aggregate of 240,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six-month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 59,000, and 33,000 shares for a total of $1,666,000 and $1,701,000 during the years ended December 31, 2001, and 2000, respectively. At December 31, 2001, there were no shares of common stock authorized for future issuance under the 1996 ESPP.

        The 1998 Employee Stock Purchase Plan (the "1998 ESPP") permits an aggregate of 600,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six-month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 249,000 and 12,000 shares for a total of $2,241,000 and $350,000, during the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, there were approximately 339,000 shares of common stock authorized for future issuance under the 1998 ESPP.

P) Income Taxes

        Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 2002, 2001 and 2000. The effective tax rate was 0% due to net operating losses and non-recognition of any deferred tax asset.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $61,900,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

        At December 31, 2002, Sepracor had federal and state tax net operating loss carryforwards of approximately $755,000,000 and $617,000,000, which will expire through 2022 and 2007, respectively. Based upon the Internal Revenue Code and changes in Company ownership, utilization of the net operating losses may be subject to an annual limitation. Sepracor also has a net operating loss from its operation in Canada of approximately $2,000,000, which may be carried forward indefinitely. At December 31, 2002, Sepracor had federal and state research and experimentation credit carryforwards of approximately $36,000,000 and $27,000,000, respectively, which will expire through 2022 and 2017, respectively. Sepracor also had Canadian research and experimentation credits of $2,600,000, which begin to expire in 2004.

        The components of Sepracor's net deferred taxes were as follows at December 31:

	2002	2001
	(In Thousands)
Assets
Net operating loss carryforwards	$296,103	$289,979
Research and development capitalization	114,536	56,361
Research and experimentation tax credit carryforwards	65,773	50,119
Accrued expenses	42,282	36,535
Reserves	7,221	7,730
Depreciation	827	1,225
Intangibles	537	125
Other	1,079	1,413
Liabilities
Basis difference of subsidiaries	(3,590)	(5,956)
Valuation allowance	(524,768)	(437,531)

Net deferred taxes	$—	$—

Q) Agreements

Revenue-related Agreements

        Fexofenadine.    In September 1999, Hoechst Marion Roussel Inc. (now Aventis, "Aventis") and Sepracor settled patent issues with respect to fexofenadine, marketed by Aventis as ALLEGRA®, and amended their existing agreement (as so amended, the "Aventis Fexofenadine Agreement"). Under the terms of the U.S. Aventis Fexofenadine Agreement, Aventis received all rights to Sepracor's patents with respect to fexofenadine and obtained an exclusive license to various Sepracor United States patent applications related to fexofenadine. Sepracor has earned royalties on fexofenadine sales in the United States since February 2001. Under the terms of a separate ex-U.S. Aventis Fexofenadine Agreement, Aventis obtained an exclusive license to Sepracor's patents related to fexofenadine, which had been the subject of litigation in Europe, as well as various other patent oppositions between the two companies outside the United States. Sepracor has been entitled to royalties on fexofenadine product sales since March 1, 1999 in countries where Sepracor has patents related to fexofenadine. The Company recorded $35,504,000, $25,379,000 and $2,495,000 of royalty revenues under the Aventis Fexofenadine Agreement in 2002, 2001 and 2000, respectively.

        Desloratadine.    In December 1997, Sepracor licensed to Schering Plough Corporation ("Schering") exclusive worldwide rights to Sepracor's patents covering desloratadine (the "DCL Agreement"), an active metabolite of loratadine, which is used as an antihistamine. In 1998, Schering paid Sepracor an initial license fee of $5,000,000. Under the terms of the DCL Agreement, Sepracor is entitled to receive royalties on desloratadine sales, beginning at product launch. Royalties will escalate over time upon achievement of sales volume and other milestones. In December 2001, Schering announced that CLARINEX® (desloratadine) 5mg tablets had received marketing clearance from the FDA and Schering commercially launched CLARINEX in 2002. The Company recorded approximately $12,370,000 of royalty revenue under the DCL Agreement in 2002.

        Levocetirizine.    In June 1999, Sepracor entered into a licensing agreement with UCB Farchim SA, an affiliate of UCB ("UCB"), relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC® (the "UCB Agreement"), for the treatment of allergic rhinitis. Under the terms of the UCB Agreement, Sepracor has exclusively licensed to UCB all of Sepracor's issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. Sepracor is entitled to receive royalties under the UCB Agreement upon first product sales and royalties will escalate upon achievement of sales volume milestones. In September 2001, UCB announced that European Union Member States granted a positive opinion for levocetirizine, a single isomer of ZYRTEC, for the treatment of symptoms of seasonal allergic rhinitis (SAR), perennial allergic rhinitis (PAR) and chronic idiopathic urticaria (CIU), or hives of unknown cause, in adults and children aged 6 years and older. UCB has marketed levocetirizine under the brand names XUSAL™ and XYZAL® in Germany since February 2001, and in other European countries since the fourth quarter of 2001. The Company recorded approximately $415,000 of royalty revenue under the UCB Agreement in 2002.

        Eszopiclone.    In October 1999, Sepracor entered into an agreement with Rhone-Poulenc Rorer SA (now Aventis, "Aventis") under which Sepracor exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States (the "Aventis Eszopiclone Agreement"). Under the Aventis Eszopiclone Agreement, Aventis assigned all U.S. patent applications relating to (S)-zopiclone to Sepracor, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the U.S. for non-U.S. markets. In addition, Sepracor paid a $5,000,000 license fee to Aventis in 1999 and will pay a royalty to Aventis on eszopiclone product sales in the United States, if any. Sepracor recognized expense of $1,000,000 in 2000 as a result of a milestone payment it was required to make based on the initiation of Phase III clinical trials of eszopiclone and will be required to pay additional milestone payments to Aventis, including $5,000,000 based on a submission to the FDA of an NDA for ESTORRA brand eszopiclone.

        (R)-Fluoxetine.    In December 1998, Sepracor entered into an agreement with Eli Lilly and Company ("Lilly") under which Sepracor granted to Lilly exclusive worldwide rights to Sepracor's patents covering (R)-fluoxetine (the "Lilly Agreement"). In April 2000, following completion of the Federal Trade Commission review of the Lilly Agreement, the Company received an initial milestone payment and license fee of $20,000,000, which was recorded as license fee revenue in 2000. The Company also recorded $3,573,000 of collaborative research and development revenue in 2000 related to previous costs incurred in the development of (R)-fluoxetine under the Lilly Agreement. In October 2000, the Company was notified by Lilly that Lilly had terminated the exclusive license agreement covering (R)-fluoxetine. In accordance with the Lilly Agreement, Lilly has returned the existing scientific data on the project to Sepracor. Given the extended development timetable and an assessment of the competitive environment, Sepracor has elected not to pursue development of (R)-fluoxetine at this time.

R) Employees' Savings Plan

        Sepracor has a 401(k) savings plan (the "401(k) Plan") for all domestic employees. Under the provisions of the 401(k) Plan, employees may voluntarily contribute up to 15% of their compensation, up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 2002, 2001, and 2000. Sepracor incurred expenses of $869,000, $575,000, and $391,000 in 2002, 2001 and 2000, respectively, as its matching contribution.

S) Business Segment and Geographic Area Information

        For "Disclosures about Segments of an Enterprise and Related Information" segments represent the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. Sepracor operates in one business segment, which is the discovery, research and development and commercialization of pharmaceutical products.

        Financial information by geographic area is presented below:

Geographic Area Data

	2002	2001	2000
	(In Thousands)
Revenues
United States:
Unaffiliated customers	$238,968	$152,095	$82,550
Europe:
Unaffiliated customers	—	—	1,290
Related parties	—	—	1,405

Total revenues	$238,968	$152,095	$85,245

Long-lived assets:
United States	$137,336	$139,490	$82,567
Europe	—	—	412
Canada	7,196	7,824	7,534

Total long-lived assets	$144,532	$147,314	$90,513

        Sepracor had no export sales to the Far East for the years ended December 31, 2002, 2001 and 2000. Revenues are attributed to geographic locations based on the selling location.

T) Quarterly Consolidated Financial Data (Unaudited)

	For the Quarter Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(In Thousands, Except Per Share Data)
Net revenues	$56,848	$48,136	$55,077	$78,907
Gross profit	51,041	43,468	49,413	70,437
Net loss applicable to common shares	(114,805)	(93,820)	(23,610)	(44,255)
Basic and diluted loss per common share	$(1.45)	$(1.12)	$(.28)	$(.53)
	For the Quarter Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(In Thousands, Except Per Share Data)
Net revenues	$33,940	$44,210	$36,692	$37,253
Gross profit	28,669	40,278	33,464	33,780
Net loss applicable to common shares	(48,030)	(37,272)	(36,444)	(102,269)
Basic and diluted loss per common share	$(.63)	$(.48)	$(.47)	$(1.31)

Annual Meeting Information

        The Annual Meeting of Stockholders will be held at 9:00 a.m. on May 22, 2003 at the offices of Hale and Dorr LLP, Sixty State Street, Boston, MA.

Common Stock

        The common stock of Sepracor Inc. is traded on the NASDAQ National Market under the symbol SEPR.

Primary Outside Legal Counsel

Hale and Dorr LLP, Boston, MA

Independent Accountants

PricewaterhouseCoopers LLP, Boston, MA

Corporate Headquarters

Sepracor Inc.
84 Waterford Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499

Transfer Agent and Registrar

Questions regarding accounts, address changes, stock transfers and lost certificates should be directed to:

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

Officers and Senior Management

Timothy J. Barberich
Chairman of the Board and Chief Executive Officer

William J. O'Shea
President and Chief Operating Officer

David P. Southwell
Executive Vice President; Chief Financial Officer and Secretary

Robert F. Scumaci
Executive Vice President, Finance and Administration and Treasurer

Douglas E. Reedich, Ph.D., J.D.
Senior Vice President, Legal Affairs and Chief Patent Counsel

Stephen A. Wald
Senior Vice President, Chemical Research and Development

Jack W. Britts
Senior Vice President, Marketing and Commercial Planning

David S. Reasner, Ph.D.
Senior Vice President, Clinical Operations and Data Analysis

Thomas E. Rollins
Senior Vice President, Development Operations

David J. Aubuchon
Vice President and Corporate Controller

Jonae R. Barnes
Vice President, Investor Relations and Corporate Comminications

Rudolf A. Baumgartner, M.D.
Vice President, Medical Operations

Regina M. DeTore
Vice President, Human Resources

Frederick H. Graff
Vice President, Sales

Donna R. Grogan, M.D.
Vice President, Medical Operations

Stewart H. Mueller
Vice President, Regulatory Affairs and Quality Assurance

Walter Piskorski
Vice President, Manufacturing Operations

James M. Roach, M.D.
Vice President, Medical Affairs

Chris J. Viau, Ph.D., DABT
Vice President, Preclinical Development Operations

Thomas C. Wessel, M.D., Ph.D.
Vice President, Medical Operations

William E. Yelle
Vice President, Business Development

SOLTARA and ESTORRA are trademarks and ICE and XOPENEX are registered trademarks of Sepracor Inc. EmboSphere is a registered trademark of BioSphere. XUSAL is a trademark and XYSAL and ZYRTEC are registered trademarks of UCB, Societe Anonyme. ADVAIR and VENTOLIN are registered trademarks of Glaxo Group Limited. CLARITIN and CLARINEX are registered trademarks of Schering Corporation. FORADIL is a registered trademark of Ciba-Geigy Corporation. ATOCK is a trademark of Yamanouchi, Inc. DITROPAN is a registered trademark of Marion Laboratories, Inc. ALLEGRA is a registered trademark of Merrell Pharmaceuticals. PROZAC is a registered trademark of Dista. PROPULSID is a registered trademark of Johnson & Johnson. IMOVANE and AMOBAN are registered trademarks of Rhone-Poulenc Rorer S.A. MERIDIA is a registered trademark of Knoll Pharmaceutical Company. SONATA is a registered trademark of American Home Products Corporation. AMBIEN is a registered trademark of Synthelabo.

QuickLinks

Selected Portions of the 2002 Annual Report to Stockholders
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REPORT OF INDEPENDENT ACCOUNTANTS
SEPRACOR INC. CONSOLIDATED BALANCE SHEETS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS