Form 10-K, Exhibit 13
period 2004-12-31
SEPRACOR INC /DE/
filed 2005-03-16
CIK 877357

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Selected Portions of the
2004 Annual Report to Stockholders

SEPRACOR INC. SELECTED FINANCIAL DATA

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(In Thousands, Except Per Share Data)
STATEMENT OF OPERATIONS DATA:
Revenues:
Product sales	$319,781	$286,819	$190,227	$125,248	$57,160
Royalties	52,150	51,487	48,491	25,663	2,573
Collaborative research and development	—	—	—	—	3,573
License fees and other	8,946	5,734	250	1,184	21,939

Total revenues	380,877	344,040	238,968	152,095	85,245
Costs and expenses:
Cost of revenue	35,427	30,219	24,609	15,904	14,334
Research and development	159,974	220,224	243,797	231,278	170,759
Selling, general and administrative and patent costs	388,165	196,920	177,863	131,386	98,398

Total costs and expenses	583,566	447,363	446,269	378,568	283,491

Loss from operations	(202,689)	(103,323)	(207,301)	(226,473)	(198,246)
Other income (expense):
Interest income	8,470	6,179	15,553	25,669	41,919
Interest expense	(23,646)	(50,907)	(63,720)	(47,793)	(47,760)
Debt conversion expense(1)	(69,768)	—	(63,258)	—	—
Gain (loss) on early extinguishment of debt(2)	(7,022)	(4,645)	44,265	—	—
Equity in investee gains (losses)(3)	(1,485)	(1,921)	(1,514)	(1,601)	3,501
Other	482	157	(515)	997	(7,051)
Gain on sale of affiliate stock(4)	—	18,524	—	23,034	—

Net loss before minority interest	(295,658)	(135,936)	(276,490)	(226,167)	(207,637)
Minority interest in subsidiary	—	—	—	2,152	3,620

Net loss	$(295,658)	$(135,936)	$(276,490)	$(224,015)	$(204,017)
Basic and diluted net loss per common share	$(3.21)	$(1.61)	$(3.34)	$(2.89)	$(2.80)
Shares used in computing basic and diluted net loss per common share:
Basic and diluted	92,017	84,639	82,899	77,534	72,757
BALANCE SHEET DATA:
Cash and short and long-term investments	$833,912	$840,388	$556,434	$941,024	$634,479
Total assets	1,039,118	1,020,225	727,113	1,093,531	750,958
Long-term debt(5)	1,161,670	1,040,789	982,852	1,260,817	853,916
Stockholders' equity (deficit)	$(331,115)	$(619,211)	$(392,180)	$(313,702)	$(214,674)

(1)
Represents inducement costs associated with our conversion of $177,200 of our 0% Series A notes due 2008 and $351,980 of our 0% Series B notes due 2010 in 2004 and our exchange of approximately $147,000 of our convertible subordinated debt in privately negotiated transactions in 2002.

(2)
Represents a loss on our redemption of the remaining outstanding $430,000 face value of our 5.75% convertible subordinated notes due 2006 in 2004, a loss on our redemption of the remaining $111,870 face value of our 7% convertible subordinated debentures due 2005 in 2003 and a gain from our repurchase of approximately $131,090 of our 7% convertible subordinated debentures in privately negotiated transactions in 2002.

(3)
Represents: (a) our portion of BioSphere Medical, Inc. losses in 2004, 2003, 2002 and 2001 (beginning July 3, 2001) and (b) our portion of HemaSure Inc. (now known as Point Therapeutics, Inc.) losses and a gain of $5,000 resulting from the release of a HemaSure Inc. loan guarantee in 2000 as a result of HemaSure Inc.'s repayment in full of the loan.

(4)
Represents a gain on the sale of 1,170 shares of Vicuron Pharmaceuticals Inc. common stock in 2003 and 2,600 shares of BioSphere Medical, Inc. common stock in 2001.

(5)
Long-term debt includes convertible subordinated debt and a Canadian Government grant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

        This Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition, including statements with respect to the safety, efficacy and potential benefits of our products under development, expectations with respect to the timing and success of development and commercialization of our products and product candidates, the timing and success of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and our products and information with respect to the other plans and strategies for our business and the business of our subsidiaries. All statements other than statements of historical facts included in this Annual Report to Stockholders regarding our strategy, future operations, timetables for product testing, development, regulatory approvals and commercialization, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report to Stockholders, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Factors Affecting Future Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report to Stockholders.

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

Executive Overview

        We are a research-based pharmaceutical company focused on the discovery, development and commercialization of differentiated products that address large and growing markets and unmet medical needs, and can be marketed to primary care physicians through our sales force.

        We currently manufacture and sell XOPENEX® (levalbuterol HCl) Inhalation Solution, a short-acting bronchodilator, for the treatment or prevention of bronchospasm in patients with reversible obstructive airway disease, such as asthma.

        In December 2004, we received an approval letter from the United States Food and Drug Administration, or FDA, for our New Drug Application, or NDA, for LUNESTA™ (eszopiclone), formerly referred to as ESTORRA, for the treatment of insomnia. On February 14, 2005, the United States Drug Enforcement Administration, or DEA, published a proposed rule under which LUNESTA would be classified as a Schedule IV controlled substance under the Controlled Substances Act. The proposed rule was published with a thirty-day period for public comment, after which the DEA will evaluate any comments and finalize the rule. Contingent upon an expeditious completion of the rulemaking process, we expect to commercially launch LUNESTA before the end of the first quarter of 2005.

        On March 11, 2005, we received an approval letter from the FDA for our NDA for XOPENEX HFA™ (levalbuterol tartrate) Inhalation Aerosol, a hydrofluoroalkane, or HFA, metered-dose inhaler, or MDI, for the treatment or prevention of bronchospasm in adults, adolescents and children 4 years of age and older with reversible obstructive airway disease. Reversible obstructive airway disease includes respiratory disorders such as asthma and chronic obstructive pulmonary disease, or COPD. We are working to resolve outstanding manufacturing issues and to complete process validation work. Contingent upon successful resolution of these issues, we are targeting commercial launch of the product around the end of 2005.

        We market and sell XOPENEX directly through our sales force and we expect to market and sell both LUNESTA and XOPENEX HFA MDI, if commercialized, through our sales force. We have entered into out-licensing arrangements with respect to several other compounds. We expect to commercialize products that we successfully develop through our sales force, through co-promotion agreements and through out-licensing partnerships.

        Critical near-term success factors for us include our ability to:

  •
  successfully market and sell our LUNESTA product for the treatment of insomnia;

  •
  continue to increase our XOPENEX revenues by maintaining targeted sales and marketing efforts aimed at hospitals, pulmonologists, allergists, primary care physicians and pediatricians; and

  •
  successfully manufacture, market and sell XOPENEX HFA MDI, a metered-dose inhaler version of XOPENEX, which we believe will provide an enhancement to our existing XOPENEX franchise.

        We believe that success in each of these areas should allow us to achieve profitability and provide us the ability to repay our outstanding convertible debt of $1,160,820,000, of which, $440,000,000, $72,800,000, $148,020,000 and $500,000,000 in principal amount comes due in 2007, 2008, 2010 and 2024, respectively, if not converted, repurchased or otherwise refinanced earlier.

        Our material sources of revenue in 2004 were product revenues from XOPENEX and to a lesser extent royalty revenues received from sales of ALLEGRA, CLARINEX and XYZAL/XUSAL and revenue from our agreement to co-promote ASTELIN®, which we terminated on October 1, 2004. All of our revenue from product sales for the years ended December 31, 2004, 2003 and 2002 resulted from sales of XOPENEX. We expect that sales of XOPENEX will represent a majority of our total revenues through at least the end of the first quarter of 2005. We do not have long-term sales contracts with our customers and we rely on purchase orders for sales of XOPENEX and will also rely on purchase orders for LUNESTA and XOPENEX HFA MDI. Reductions, delays or cancellations of orders for XOPENEX, LUNESTA or XOPENEX HFA MDI could adversely affect our operating results. If sales of XOPENEX do not continue to increase, or sales of LUNESTA and XOPENEX HFA MDI do not meet our expectations, we may not have sufficient revenue to achieve our business plan and our business will not be successful. Our other principal product candidates are currently under development and, if we do not successfully develop these other product candidates, our business will be adversely affected.

        In 2005, we expect to incur an operating and net loss. We expect research and development expenses to increase as compared to 2004 as we continue to invest in research and development activities relating to development of our late-stage drug candidates, including arformoterol. We expect sales and marketing expenses to increase significantly as compared to 2004 as we incur sales commission and distribution costs related to sales of LUNESTA, undertake marketing programs related to the commercial launch of LUNESTA, including significant spending on physician and direct-to-consumer advertising, and incur costs of our sales force of approximately 1,250 representatives for the entire year.

Significant 2004 and 2005 Developments

        On March 11, 2005, we received an approval letter from the FDA for our XOPENEX HFA MDI. On May 12, 2004, we submitted our NDA to the FDA for XOPENEX HFA MDI for the treatment or prevention of bronchospasm in adults, adolescents and children 4 years of age and older with reversible obstructive airway disease. MDIs are hand-held, pressurized canisters that deliver inhaled medications directly to the lungs. We are working to resolve outstanding manufacturing issues and to complete process validation work. Contingent upon successful resolution of these issues, we are targeting commercial launch of the product around the end of 2005. Under our supply agreement with Minnesota Mining and Manufacture Company, or 3M, and 3M Innovative Properties Company, we are obligated to pay to 3M a combination of a fixed price per unit of product purchased and a percentage royalty based on our net sales of XOPENEX HFA MDI. If we are unable to resolve manufacturing issues or complete process validation for XOPENEX HFA MDI, then commercialization of this product candidate could be delayed or terminated, which would have a material adverse effect on our business.

        On January 11, 2005, we announced a revision to the anticipated commercial availability of LUNESTA brand eszopiclone for the treatment of insomnia. On December 15, 2004, we received an approval letter from the FDA for our NDA for LUNESTA 1 mg, 2 mg and 3 mg tablets for the treatment of insomnia. The recommended dosing to improve sleep onset and/or maintenance is 2 mg or 3 mg for adult patients (ages 18 to 64). In older adult patients (ages 65 and older), 2 mg is recommended for improvement in sleep onset and/or maintenance while the 1 mg dose is recommended for sleep onset in older adult patients whose primary complaint is difficulty falling asleep. As expected, the FDA recommended that LUNESTA, like all other non-benzodiazepine hypnotics, be classified as a Schedule IV controlled substance by the Drug Enforcement Administration, or DEA. The Federal government's administrative process for formally classifying LUNESTA as a Schedule IV controlled substance is not yet complete. We are currently working diligently with the FDA and DEA to resolve these uncertainties and conclude final administrative actions related to the scheduling of LUNESTA. On February 14, 2005, the DEA published a proposed rule under which LUNESTA would be classified as a Schedule IV controlled substance under the Controlled Substances Act. The proposed rule was published with a thirty-day period for public comment, after which the DEA will evaluate any comments and finalize the rule. Contingent upon an expeditious completion of the rulemaking process, we anticipate that LUNESTA will be commercially available to patients nationwide before the end of the first quarter of 2005.

        On January 10, 2005, we entered into a license, option and collaboration agreement, or collaboration agreement, with ACADIA Pharmaceuticals Inc., or ACADIA, for the development of new drug candidates targeted towards the treatment of central nervous system disorders. The collaboration has been established to investigate potential clinical candidates resulting from using ACADIA's medicinal chemistry and discovery platform against a broad array of selective muscarinic receptors, which are receptors that respond to acetylcholine, a neurotransmitter in the central nervous system. The collaboration includes ACADIA's m1 agonist program, which is designed to target neuropsychiatric/neurologic conditions and neuropathic pain. The agreement also encompasses an option to select a preclinical program from ACADIA's 5-HT2A program for use in combination with LUNESTA. 5-HT2A antagonists have been shown in clinical studies to affect sleep architecture in humans. Under the collaboration agreement, the parties have agreed to collaborate with each other to research and develop certain compounds that interact with these muscarinic receptors. These compounds may be developed and commercialized in any field outside of the prevention or treatment of ocular disease. We will have exclusive worldwide rights to develop and commercialize compounds developed under our collaboration with ACADIA.

        In connection with the collaboration, we purchased 1,077,029 shares of ACADIA common stock for an aggregate purchase price of $10,000,000 based on a per share price of approximately $9.2848, which represents a 40 percent premium to the average closing price for the 30 trading days prior to the signing of the agreement, subject to customary closing conditions. We recorded the premium amount of $2,857,000 as research and development expense and the remaining amount of $7,143,000 as an investment in ACADIA, which we have classified as an available-for-sale security and will adjust to its fair value at each reporting date with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss). We also agreed to purchase up to an additional $10,000,000 of ACADIA common stock at a 25 percent premium to the trailing 30-day average closing price per share as of the one-year anniversary of the signing of the agreement, subject to customary closing conditions. During the three-year research term of the collaboration agreement, we will provide ACADIA with $2,000,000 of research funding each year, which will be recorded as research and development expense. In addition, we have agreed to make milestone payments to ACADIA upon the achievement by ACADIA of specified development and regulatory milestones for each product developed under the collaboration, including any product to be used in combination with LUNESTA that is developed under the collaboration. We have also agreed to pay royalties to ACADIA on net worldwide sales on products developed under the collaboration.

        During the fourth and second quarters of 2004, pursuant to the call spread option agreements we entered into in December 2003, we settled 9,838,992 call spread options for cash, which resulted in payments to us in the amount of $124,333,000. The first series of settled options expired at various dates, which began on May 12, 2004 and ended on June 9, 2004 and the second series of options expired at various dates, which began on November 11, 2004 and ended on December 9, 2004. We recorded the full amount of the call spread option settlement as an increase to additional paid-in capital. Our remaining outstanding call spread options expire at various dates through 2005 and we have the option to settle the remaining outstanding call spread options in either net shares or in cash. The next series of call spread options expire in May and June 2005 and are valued at $123,798,000, based on the closing price of our common stock on March 1, 2005, which was $63.98. We currently expect to settle these call spread options for cash, although the amount we receive upon settlement, if any, will vary based on the price of our common stock on the option expiration dates. Any cash received in settlement of the remaining call spread options will be recorded as additional paid-in capital.

        In November 2004, we purchased, in a private placement, 4,000 shares of BioSphere Series A Convertible Preferred Stock and warrants to purchase 200,000 shares of BioSphere Medical, Inc., or BioSphere, common stock from BioSphere for an aggregate purchase price of $4,000,000.

        On October 22, 2004, we commenced notifying drug wholesalers, hospitals and pharmacies of a manufacturer-initiated voluntary Class III recall of one component of our XOPENEX product line, XOPENEX Inhalation Solution Concentrate (1.25mg/0.5mL), which we had introduced in August 2004. The recall, which affects only XOPENEX Concentrate and no other components of our XOPENEX product line, was necessitated by packaging process validation issues relating to the automated process of placing the finished vials into a foil pouch. We have suspended manufacture and sale of XOPENEX Concentrate until the issues giving rise to the recall have been fully addressed. We do not expect to re-introduce XOPENEX Concentrate before the fourth quarter of 2005.

        On October 1, 2004, we terminated our co-promotion agreement with MedPointe, Inc., or MedPointe, for the co-promotion of ASTELIN brand azelastine HCl for the treatment of allergic rhinitis. Such termination was not for cause and was undertaken in accordance with the terms of the agreement, which had been amended as of April 30, 2004. Pursuant to the terms of the amended agreement, as of July 1, 2004, our sales force was only responsible for providing ASTELIN samples to doctors and, as of October 1, 2004, both parties had the right to unilaterally terminate the agreement without cause. In connection with our termination of the amendment, we were entitled to receive a payment from MedPointe of $6,950,000, less any amount earned for sample coverage services provided for ASTELIN prior to the October 1, 2004 termination of the agreement. Since we had earned and received payment of $6,950,000 by providing sample coverage services for ASTELIN, we did not receive a payment upon termination of the agreement. The amount earned for providing sample services has been recognized as other revenue.

        On September 22, 2004, we issued $500,000,000 in principal amount of 0% convertible senior subordinated notes due 2024, or 0% notes due 2024. In connection with the sale of these notes, we incurred offering costs of approximately $14,190,000. The net proceeds to us after offering costs were approximately $485,810,000. We used $100,321,000 of the proceeds from the issuance of these notes to purchase 1,933,200 shares of our common stock which we recorded as treasury stock.

        During September 2004, certain holders of our 0% Series A convertible senior subordinated notes due 2008, or 0% Series A notes due 2008, and 0% Series B convertible senior subordinated notes due 2010, or 0% Series B notes due 2010, agreed, in separately negotiated transactions, to convert $177,200,000 and $351,980,000 in aggregate principal amount of their 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, into an aggregate of 5,556,104 and 11,797,483 shares of our common stock, respectively. As an inducement to convert their notes, we paid the holders of the 0% Series A notes due 2008 and 0% Series B notes due 2010 aggregate cash payments of $23,868,000 and $45,900,000, respectively.

        On July 13, 2004, we announced a conditional amendment to our agreement with Aventis relating to eszopiclone. The amendment became effective upon the completion of the business combination between Aventis and Sanofi-Synthelabo, now sanofi-aventis. Under the amended agreement, we have the right to read and reference Aventis' regulatory filings related to eszopiclone outside of the U.S. for the purpose of development and regulatory registration of eszopiclone outside of the U.S., and Aventis has assigned to us the foreign counterparts to the U.S. patent covering eszopiclone and its therapeutic use. Also as part of the amendment, we permitted Aventis to assign our obligation to pay a royalty on sales of eszopiclone in the U.S. to a third party. Under the original agreement, we have exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the U.S. Zopiclone is marketed by sanofi-aventis in approximately 80 countries worldwide under the brand names of IMOVANE® and AMOBAN®.

        On March 25, 2004, we announced an amendment to our agreement with the Ross Products Division of Abbott Laboratories, or Ross, for the co-promotion of XOPENEX brand levalbuterol HCl Inhalation Solution. Pursuant to the terms of the amendment, our agreement with Ross terminated effective December 31, 2004. Under the terms of the amendment, we have agreed to make residual payments to Ross of $30,000,000 on or before December 31, 2005 and $3,000,000 on or before December 31, 2006. We charged the present value of these payments, approximately $30,671,000, to selling, marketing and distribution expense in the first quarter of 2004 and $28,847,000 of this amount is included on the balance sheet in other current liabilities as of December 31, 2004. The difference between the payment amounts and the present value will be accreted to interest expense at a rate of $317,000 per quarter through the end of 2005 and then $28,000 per quarter in 2006.

        On January 15, 2004, pursuant to an option granted to the initial purchasers of our 0% Series A notes due 2008 and 0% Series B notes due 2010, we issued an additional $50,000,000 of 0% Series A notes due 2008 and $100,000,000 of 0% Series B notes due 2010. These notes have the same terms and conditions as our previously issued 0% Series A notes due 2008 and 0% Series B notes due 2010. Net of issuance costs, our proceeds from the sales of the addition notes were approximately $145,875,000.

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

        In July 2002, we completed the move out of our leased facilities at 33 and 111 Locke Drive, Marlborough, Massachusetts and moved into our newly constructed research and development and corporate office building in the Solomon Pond Corporate Center at 84 Waterford Drive, Marlborough, Massachusetts. At that time, we began seeking to sublease our facilities at 33 and 111 Locke Drive, the leases of which extend through June 2007. As a result, we accrued $2,263,000 in 2002 and $1,405,000 in 2003 for our estimated cumulative future minimum lease obligation under these leases, net of estimated future sublease rental income through the term of the leases. In early 2004, we were able to sublease 9,975 square feet of space at 33 Locke Drive under a sublease agreement that extends through the expiration of the lease. We continue to seek additional sublease arrangements for the remaining vacant space at 33 Locke Drive. As a result of the continued vacant space at 33 Locke Drive, we accrued $1,313,000 in 2004 for our estimated cumulative future minimum lease obligation under this lease, net of estimated future sublease rental income through the term of the lease. In mid-2004, due to our sales force expansion for the expected commercial launch of LUNESTA, we re-occupied the 111 Locke Drive facility and it now serves as our regional sales office for the northeast region. In aggregate, we have recorded $4,981,000 as future minimum lease obligations under these leases, and at December 31, 2004, the remaining accrual was $1,126,000.

Revenue-Related Agreements

        Fexofenadine HCl.    In July 1993, we licensed to Hoechst Marion Roussel, Inc., now sanofi-aventis (formerly Aventis), our U.S. patent rights covering fexofenadine HCl. In October 1996, Aventis commercially introduced ALLEGRA, which is fexofenadine hydrochloride. In 1999, under an amendment to our agreement with Aventis, we assigned to Aventis our United States patent relating to fexofenadine and licensed to Aventis certain United States patent applications relating to fexofenadine. Under the terms of a separate agreement, Aventis obtained an exclusive license to our fexofenadine patents that had been the subject of litigation in Europe, and various other patent oppositions between the two companies outside the United States. Since March 1, 1999, we have been entitled to receive royalties on fexofenadine product sales in countries where we have patents related to fexofenadine. We have been entitled to receive royalties on any fexofenadine sales in the United States since February 2001. We are currently receiving royalties from sanofi-aventis for sales of ALLEGRA in the United States, Japan, Canada, and Australia and in certain European Union, or EU, member states. We recorded approximately $35,005,000, $34,697,000 and $35,504,000 of royalty revenues under these agreements in 2004, 2003 and 2002, respectively.

        Desloratadine.    In December 1997, we licensed to Schering-Plough Corporation, or Schering, exclusive worldwide rights to our patents and patent applications relating to desloratadine, an active metabolite of loratadine, which is used as an antihistamine. Schering has marketed desloratadine as CLARINEX since 2002. We recorded approximately $13,320,000, $15,633,000 and $12,370,000 of royalty revenue under this agreement in 2004, 2003 and 2002, respectively.

        Levocetirizine.    In June 1999, we entered into a license agreement with UCB Farchim SA, now UCB Pharma, an affiliate of UCB, relating to levocetirizine, an isomer of cetirizine, which is marketed by UCB as ZYRTEC, for the treatment of allergic rhinitis. Under the terms of the agreement with UCB, we have exclusively licensed to UCB all of our issued patents and pending patent applications relating to levocetirizine in all countries, except the United States and Japan. UCB has marketed levocetirizine under the brand names XUSAL and XYZAL in Germany since February 2001, and in other European countries since the fourth quarter of 2001. We recorded approximately $3,734,000, $1,127,000 and $415,000 of royalty revenue under the agreement with UCB in 2004, 2003 and 2002, respectively.

        Eszopiclone.    In July 2004, we amended our license agreement with Aventis, now sanofi-aventis, which became effective upon the completion of the business combination between Aventis and Sanofi-Synthelabo. We entered into the original agreement in October 1999 with Aventis' predecessor, Rhone-Poulenc Rorer SA, under which we exclusively licensed Aventis' preclinical, clinical and post-marketing surveillance data package relating to zopiclone, its isomers and metabolites, to develop, make, use and sell eszopiclone in the United States. Zopiclone is marketed by sanofi-aventis in approximately 80 countries worldwide under the brand names of IMOVANE® and AMOBAN®. Under this agreement with Aventis, Aventis assigned all U.S. patent applications relating to (S)-zopiclone to us, and Aventis retained the right under the licensed data package to manufacture (S)-zopiclone in the United States for non-United States markets. Upon signing of the agreement, we paid a $5,000,000 license fee to Aventis. In 2000, we paid a $1,000,000 milestone payment to Aventis upon initiation of Phase III clinical trials of eszopiclone. In 2003, we paid a $5,000,000 milestone payment to Aventis upon our submission to the FDA of an NDA for LUNESTA brand eszopiclone. Under the amended agreement, we have the right to read and reference Aventis' regulatory filings related to eszopiclone outside of the United States for the purpose of development and regulatory registration of eszopiclone outside of the U.S., and Aventis has assigned to us the foreign counterparts to the U.S. patent covering eszopiclone and its therapeutic use. Also as part of the amendment, we permitted Aventis to assign our obligation to pay a 5% royalty on sales of LUNESTA in the U.S. to a third party.

        Ticalopride.    In July 1998, we entered into a license agreement with Janssen giving Janssen exclusive worldwide rights to our patents and patent applications relating to ticalopride ((+)-norcisapride), an isomer of the active metabolite of Janssen's PROPULSID®. Under the terms of this agreement, we have exclusively licensed to Janssen rights to develop and market the ticalopride product worldwide. In October 2003, we were notified by Janssen that its investigational new drug application, or IND, for ticalopride had been placed on inactive status and that Janssen had terminated development of ticalopride.

Results of Operations

Year Ended December 31, 2004 Compared to 2003

Revenues

        Product sales were $319,781,000 in 2004 as compared with $286,819,000 in 2003, an increase of approximately 11%. Sales of XOPENEX accounted for all of the 2004 and 2003 product sales. The increase in product sales in 2004 as compared with 2003 is due primarily to an increase in unit volume sales of XOPENEX of 9% and also due to a net selling price per unit increase of approximately 2%. The 9% increase in unit volume sales is significantly less than the increase in unit volume sales during recent prior periods. We believe this decrease in unit volume sales growth is primarily attributable to: (1) an atypically mild allergy and flu season, which resulted in reduced unit volume sales growth for respiratory drugs generally during the period and (2) changes in the status of XOPENEX on Medicaid preferred drug lists in certain states, which resulted in a decrease in the number of Medicaid beneficiaries having access to XOPENEX without prior authorization from their state Medicaid agency. The 2% increase in the net selling price per unit is due to a gross unit price increase of approximately 6% offset by a 4% increase in sales rebates, including supplemental rebates and additional discounting, which are accounted for as a reduction in gross product sales. The increase in rebates is primarily attributable to an increase in supplemental Medicaid rebates that we provided in connection with the inclusion of XOPENEX on the Medicaid preferred drug lists in certain states.

        Royalties were $52,150,000 in 2004 as compared with $51,487,000 in 2003, an increase of approximately 1%. The increase in 2004 as compared with 2003 is due primarily to an increase in royalties earned on sales of XUSAL/XYZAL and to a lesser extent an increase in royalties earned on sales of ALLEGRA. The royalties earned on XUSAL/XYZAL sales were $3,734,000 in 2004 as compared to $1,127,000 in 2003, an increase of approximately 231% that was the result of increased European sales of XUSAL/XYZAL. The royalties earned on ALLEGRA sales were $35,005,000 in 2004 as compared to $34,697,000 in 2003, an increase of approximately 1%. Offsetting the increase in royalties earned on sales of XUSAL/XYZAL and ALLEGRA is a decrease in royalties earned on sales of CLARINEX. The royalties earned on CLARINEX sales were $13,320,000 in 2004 as compared to $15,633,000 in 2003, a decrease of approximately 15%. We expect revenues from royalties earned on both CLARINEX and ALLEGRA to decrease slightly in 2005 due to the continued adverse impact on sales of these prescription allergy drugs resulting from the availability of competitor allergy drugs without a prescription.

        License fees and other revenues were $8,946,000 in 2004 as compared with $5,734,000 in 2003. Other revenues represent co-promotion revenue of $902,000 and $5,078,000 in 2004 and 2003, respectively, received from MedPointe for our co-promotion of ASTELIN and $8,044,000 and $656,000 in 2004 and 2003, respectively, of other MedPointe related revenue. We terminated our co-promotion agreement with MedPointe on October 1, 2004.

Costs of Revenues

        Cost of products sold was $34,451,000 in 2004 as compared with $28,879,000 in 2003. Cost of product sales as a percentage of product sales increased to 11% in 2004 as compared to 10% in 2003 due to an increase in inventory expiry and quality control write-downs in 2004 compared to 2003.

        Cost of royalties earned was approximately $976,000 in 2004 as compared with $1,340,000 in 2003. The cost of royalties in 2004 and 2003 relates to an obligation to a third-party as a result of royalties we received from Schering-Plough Corporation based upon their sales of CLARINEX.

Research and Development

        Research and development expenses were $159,974,000 in 2004 as compared with $220,224,000 in 2003, a decrease of approximately 27%. The decrease in 2004 as compared with 2003 is primarily due to our decreased spending on two of our late-stage programs, XOPENEX HFA MDI and arformoterol, and two of our discontinued programs, tecastemizole and (S)-oxybutynin. We submitted an NDA for XOPENEX HFA MDI to the FDA in May 2004 and on March 11, 2005 we received an approval letter from the FDA for the NDA. We have completed Phase III clinical trials for arformoterol and are currently preparing an NDA that we anticipate submitting to the FDA in the second half of 2005. We discontinued our development of tecastemizole in December 2003, at which time we recorded a charge of $18,814,000 related to the write-off of patents and other intangible assets related to tecastemizole, and we have elected not to fund the (S)-oxybutynin clinical program at this time. Our decreased spending in these programs was partially offset by our increased spending on Phase IIIB/IV studies under our LUNESTA program.

        In 2005, we expect research and development expenditures to slightly increase from 2004. Our principal research and development activities will be (1) Phase IIIB/IV studies for LUNESTA; (2) Phase IIIB studies for arformoterol; and (3) drug discovery. We expect to submit one NDA in 2005.

        Drug development and approval in the United States is a multi-step process regulated by the FDA. The process begins with the filing of an IND, which, if successful, allows the opportunity for study in humans, or clinical study, of the potential new drug. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs in clinical development are in the Phase III clinical trials, as they tend to be the longest and largest studies in the drug development process.

Following successful completion of Phase III clinical trials, an NDA must be submitted to, and accepted by, the FDA, and the FDA must approve the NDA prior to commercialization of the drug. As further discussed below, we currently have one product candidate in NDA preparation stage. The successful development of our product candidates is highly uncertain. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. The lengthy process of seeking FDA approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that we will obtain any approval required by the FDA on a timely basis, if at all.

        For additional discussion of the risks and uncertainties associated with completing development of potential product candidates, see "Factors Affecting Future Operating Results".

        Below is a summary of development of our product candidates that represent 10% or more of our direct project research and development spending for the year ended December 31, 2004. The "Estimate of Completion of Phase" column contains forward-looking statements regarding expected timing of completion of product development phases. Completion of product development, if successful, culminates in the submission of an NDA to the FDA. The actual timing of completion of phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2004, and the three product candidates listed accounted for approximately 86% of our direct project research and development spending in 2004. No other product candidate accounted for more than 4% of our direct research and development spending in 2004.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
LUNESTA (eszopiclone)	Insomnia	*	*
Arformoterol	Respiratory—COPD	NDA Preparation	2005
XOPENEX HFA MDI	Respiratory—Asthma	**	**

*
The FDA issued an approval letter for LUNESTA on December 15, 2004.

**
The FDA issued an approval letter for XOPENEX HFA MDI on March 11, 2005. Contingent upon successful resolution of outstanding manufacturing issues and completion of process validation work, we are targeting commercial launch of the product around the end of 2005.

        Below is a summary of expenditure information related to our product candidates representing 10% or more of our direct project research and development spending during the year ended December 31, 2004, as well as the costs incurred to date on these projects. The costs in this analysis include only direct costs and do not include certain indirect labor, overhead or other costs which benefit multiple projects. As a result, fully loaded research and development cost summaries by project are not presented.

(in thousands)	Project costs for the year ended December 31, 2004	Project costs through December 31, 2004	Project costs for the year ended December 31, 2003	Project costs through December 31, 2003
LUNESTA (eszopiclone)	$47,833	$183,563	$20,206	$135,730
Arformoterol	25,395	143,519	44,712	118,124
XOPENEX HFA MDI	21,934	132,697	53,367	110,763

        Due to the length of time necessary to develop a product, the uncertainties related to the ability to obtain governmental approval for commercialization and the difficulty in estimating costs of projects, it is difficult to make accurate and meaningful estimates of the ultimate cost to bring our product candidates to FDA approved status. We do not believe it is possible to estimate, with any degree of accuracy, the costs of product candidates that are in stages earlier than Phase III. We estimate that the cost range to bring arformoterol from its current state to an NDA submission is $12,000,000 to $15,000,000 based on a targeted NDA submission during the second half of 2005, provided that no significant delays are imposed by internal resource constraints or unanticipated FDA requirements.

Selling, Marketing and Distribution

        Selling, marketing and distribution expenses were $357,820,000 in 2004 as compared with $172,762,000 in 2003, an increase of approximately 107%. Of the 107% increase, 18%, or $30,671,000, represents the present value of the termination payments totaling $33,000,000 that we will make to Ross in connection with the termination of our co-promotion agreement with Ross, which was effective as of December 31, 2004. The remaining increase of 89% in 2004 as compared with 2003 is primarily due to increases in salary, commission, travel and benefit costs as a result of having approximately 800 more sales representatives in 2004 as compared to 2003 in anticipation of the commercialization of LUNESTA. We also incurred increased spending in 2004 as compared to 2003 for trade shows and promotions relating to preparation for the expected commercialization of LUNESTA. Additionally, we incurred increased sales commission expense paid to internal sales representatives and to Ross as a result of the 11% increase in XOPENEX product sales in 2004 as compared with 2003.

        In 2005, we expect selling, marketing and distribution expenses to increase significantly as we undertake marketing and advertising programs for the commercial launch of LUNESTA and increase our sales commission and distribution costs as sales of LUNESTA increase.

General and Administrative

        General and administrative costs were $30,345,000 in 2004 as compared with $24,158,000 in 2003, an increase of approximately 26%. The increase in 2004 as compared with 2003 is primarily due to payroll and related expenses resulting from an increase in headcount related to permanent and temporary employees and contracted service providers to support the expected commercialization of LUNESTA.

Other Income (Expense)

        Interest income was $8,470,000 in 2004 as compared with $6,179,000 in 2003. The increase in 2004 as compared with 2003 is due primarily to an increase in the interest rates earned on investments in 2004.

        Interest expense was $23,646,000 in 2004 as compared with $50,907,000 in 2003. The decrease in 2004 as compared with 2003 is due primarily to lower outstanding average balances on all of our interest-bearing convertible debentures, particularly on our 5.75% convertible subordinated notes due 2006. On January 9, 2004, we completed the redemption of $430,000,000 aggregate principal amount of our 5.75% convertible subordinated notes due 2006. This decrease accounts for approximately $24,107,000, or 88%, of the decrease in interest expense for 2004 as compared with 2003. We expect interest expense to be $22,000,000 in 2005.

        Debt conversion expense was $69,768,000 in 2004 as compared with $0 in 2003. In 2004, we converted $177,200,000 of our 0% Series A notes due 2008 and $351,980,000 of our 0% Series B notes due 2010, respectively. The expense represents the cash payments of $23,868,000 and $45,900,000 that we paid to the holders of the 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, as an inducement to convert their notes.

        Loss on debt redemption was $7,022,000 in 2004 as compared with $4,645,000 in 2003. In 2004, we redeemed the remaining outstanding $430,000,000 face value of our 5.75% convertible subordinated notes due 2006 for aggregate cash consideration of $430,000,000, excluding accrued interest. The loss in 2004 represents the write-off of $7,022,000 of deferred financing costs related to the 5.75% notes due

2006. In 2003, we redeemed the remaining outstanding $111,870,000 face value of our 7% convertible subordinated debentures due 2005 for aggregate cash consideration of $115,226,000, excluding accrued interest. The 2003 loss of $4,645,000 includes the write-off of $1,289,000 of deferred financing costs related to the 7% debentures due 2005.

        Equity in investee losses were $1,485,000 in 2004 as compared with $1,921,000 in 2003. The equity in investee loss in 2004 and 2003 represents our portion of the losses of BioSphere Medical, Inc., referred to as BioSphere, for 2004 and 2003.

        Gain on sale of equity investment was $0 in 2004 as compared with $18,524,000 in 2003. The gain in 2003 represents a gain recognized on our sale of shares of common stock of Vicuron Pharmaceuticals, Inc., or Vicuron, which was formerly known as Versicor, Inc.

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

Research and Development

        Research and development expenses were $220,224,000 in 2003 as compared with $243,797,000 in 2002, a decrease of approximately 10%. The decrease in 2003 as compared with 2002 is primarily due to a decrease in spending related to clinical studies for tecastemizole, for which we discontinued development in December 2003, partially offset by a charge of $18,814,000 related to the write-off of patents and other intangible assets related to our discontinuation of the development of tecastemizole and increased spending on preclinical and clinical studies in our pharmaceutical programs, including (1) the continuation of Phase III clinical studies for XOPENEX HFA MDI, (2) the continuation of Phase III clinical studies for arformoterol and (3) significant investments in Phase IIIB clinical studies relating to LUNESTA brand eszopiclone.

        Below is a summary of development of our product candidates that represent 10% or more of our direct project research spending for the year ended December 31, 2003. The "Estimate of Completion of Phase" column contains forward-looking statements regarding our estimates as to timing of completion of product development phases. Completion of product development, if successful, culminates with the submission of an NDA to the FDA. The actual timing of completion of phases could differ materially from the estimates provided in the table. The table is sorted by highest to lowest spending amounts in 2003, and the five product candidates listed accounted for approximately 87% of our direct project research and development spending in 2003. No other product candidate accounted for more than 3% of our direct research and development spending in 2003.

Product Candidate	Indication	Phase of Development	Estimate of Completion of Phase
XOPENEX HFA MDI	Respiratory—Asthma	*	*
Arformoterol	Respiratory—COPD	NDA Preparation	2005
LUNESTA (eszopiclone)	Insomnia	**	**
SOLTARA (tecastemizole)	Respiratory—Allergies	Discontinued	***
(S)-Oxybutynin	Urology—Incontinence	****	****

*
The FDA issued an approval letter for XOPENEX HFA MDI on March 11, 2005. Contingent upon successful resolution of outstanding manufacturing issues and completion of process validation work, we are targeting commercial launch of the product around the end of 2005.

**
The FDA issued an approval letter for LUNESTA on December 15, 2004.

***
We received a "not-approvable" letter for SOLTARA brand tecastemizole from the FDA in March 2002. On December 2, 2003 we announced that we had discontinued development of SOLTARA brand tecastemizole.

****
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

General and Administrative

        General and administrative costs were $24,158,000 in 2003 as compared with $22,659,000 in 2002, an increase of approximately 7%. The increase in 2003 as compared with 2002 is primarily due to increased insurance costs for directors and officers liability insurance, which are the result of an overall increase in insurance premiums in 2003 as compared to 2002. Offsetting this increase is a decrease in rent expense resulting from our move to our new corporate headquarters in June 2002.

Other Income (Expense)

        Interest income was $6,179,000 in 2003 as compared with $15,553,000 in 2002. The decrease in 2003 as compared with 2002 is due primarily to lower average cash and short and long-term investment balances available for investment and a decrease in the interest rates earned on investments in 2003.

        Interest expense was $50,907,000 in 2003 as compared with $63,720,000 in 2002. The decrease in 2003 as compared with 2002 is due primarily to lower outstanding average balances on all of our interest-bearing convertible debt, particularly on the 7% convertible subordinated debentures due 2005. The average outstanding balance on the 7% convertible subordinated debentures in 2003 was approximately $55,935,000 as compared with $205,915,000 in 2002. This decrease accounts for approximately $10,499,000, or 82%, of the decrease in interest expense for 2003 as compared with 2002. We expect interest expense to be $25,709,000 in 2004.

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

        Equity in investee losses were $1,921,000 in 2003 as compared with $1,514,000 in 2002. The equity in investee loss in 2003 and 2002 represents our portion of the losses of BioSphere for 2003 and 2002.

        Gain on sale of equity investment was $18,524,000 in 2003 as compared with $0 in 2002. This represents a gain of $18,524,000 recognized on our sale of shares of common stock of Vicuron.

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

        The timing of product shipments and receipts can have a significant impact on the amount of revenue recognized in a period. Also, the majority of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration. We have invested in resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels. If we determine that distributor inventories are at excessive levels, we do not recognize revenue for those shipments related to the excessive inventory.

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

        Royalty Revenue Recognition:    Royalty revenue is recognized based upon estimates of sales in licensed territories in the period in which the sales occur. These estimates are derived when possible from information from the company paying the royalty, or from historical data and third-party prescription data. Changes in market conditions, such as the introduction of competitive products, can lead to significant deviations from historical patterns and therefore cause estimates to be inaccurate. When estimates differ from actual results, the difference is recognized in the following quarter, provided the difference is not material to the results of either quarter. Historically, our estimates have not materially differed from our actual results.

        Rebate and Return Reserves:    Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. We also allow for return of our product for up to one year after product expiration. We record an estimate for these allowances as reductions of revenue at the time product sales are recorded. We derive reserves for product returns and rebates through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. These allowances require us to make significant judgments and estimates, which could require adjustments in the future. Reserves for rebate programs are shown as other current liabilities on the balance sheet and were $32,114,000 and $19,520,000 at December 31, 2004 and 2003, respectively. The largest of these rebate reserves is related to Medicaid rebates. If government contracts change materially, the associated reserves estimated for those programs can change significantly. Reserves for returns are shown as other current liabilities on the balance sheet and were $8,654,000 and $8,362,000 at December 31, 2004 and 2003, respectively. Estimates of reserves for returns are impacted by the extended return cycle, and by other factors such as introduction of a new competitive product, or other changes in market conditions leading to a change in historical return patterns. Historically, our estimates have not materially differed from our actual results.

        Patents, Intangible Assets and Other Assets:    Major assets that we capitalize include third-party patents and licenses purchased, as well as deferred financing costs. When an adverse event related to long-lived assets occurs, such as the discontinuation of a drug program, we review the related assets for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. We treat any write-downs as permanent reductions in the carrying amount of the assets.

        We currently have long-lived assets, which include patents on drug compounds in late stages of clinical development but not yet successfully developed or approved. If any of these drug compounds fails to receive final FDA approval, we could potentially have material write-downs of assets related to the drug compounds. For example, we purchased patents primarily relating to tecastemizole. During 2002, we received a "not approvable" letter from the FDA and, in 2003, we discontinued development of SOLTARA brand tecastemizole and wrote off the remaining unamortized patents and other intangible assets of $18,814,000 related to tecastemizole.

        Accounts Receivable and Bad Debt:    Our trade receivables in 2004 and 2003 primarily represent amounts due to us from wholesalers, distributors and retailers of XOPENEX. We perform ongoing credit evaluations of our customers and generally do not require collateral. Bad debt write-offs were not significant in 2004, 2003 and 2002; however, they could be significant in the future and we monitor our receivables closely because a few customers make up a large portion of our overall revenues. In 2004 and 2003, our top four customers accounted for 71% and 69%, respectively, of our total revenues.

        Income Taxes:    We recognize deferred tax liabilities and assets for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset. Of the total valuation allowance of $673,707,000, approximately $95,689,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity if realized.

        We are currently undergoing a sales and use tax audit. Although the outcome and timing of this matter cannot presently be determined, we believe adequate provision has been made for potential adjustments. To the extent that the final outcome of this matter is different from the amounts that were initially recorded, such difference will impact our financial condition and results of operations in the period in which such determination is made.

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

        Inventory Write-downs:    Inventory represents bulk material, work-in-process and finished goods relating to XOPENEX product on hand, valued at lower of cost or market value. Our XOPENEX product currently has a shelf life, as approved by the FDA, of 15 months. Inventories are reviewed periodically for slow-moving or obsolete status based on sales activity, both projected and historical, and through a review of the expiration dates. Our current sales projections provide for full utilization of the inventory balance. If product sales levels differ from projections, inventory may not be fully utilized and could be subject to impairment, at which point we would write down the value of the inventory to its net realizable value.

        We expense costs relating to inventory until such time as we receive an approval letter from the FDA for a new product, and then we begin to capitalize the inventory costs relating to that product.

Recent Accounting Pronouncements

        In September 2004, the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, reached consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," or EITF No. 04-8. Under the EITF's conclusion, contingently convertible shares attached to a debt instrument are to be included in the calculation of diluted earnings per share regardless of whether or not the contingency has been met. The EITF consensus supersedes the accounting under Statement of Financial Accounting Standards No. 128, "Earnings Per Share." We adopted the provisions of EITF No. 04-8 for our 0% convertible subordinated notes due 2024 effective, for the year ending December 31, 2004, including the retroactive restatement of all diluted earnings per share calculations for all periods presented. The adoption of EITF No. 04-8 had no effect on our current or prior year diluted earnings per share, as inclusion of any contingently convertible shares is anti-dilutive.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," or SFAS 151, in an effort to conform U.S. accounting standards for inventories to International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the relevant production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial condition or our results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS No. 123(R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires compensation costs relating to share-based payment transactions be recognized in financial statements, as well as more extensive disclosures concerning stock options than required under current guidance. The new rule applies to option grants made after adoption as well as options that are not vested at the date of adoption. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. SFAS No. 123(R) is effective as of the beginning of the first reporting period that begins after June 15, 2005, with early adoption encouraged. We currently measure compensation costs related to share-based payments under APB 25, as allowed by SFAS No. 123, and provide disclosure in notes to financial statements as required by SFAS No. 123. We are required to adopt SFAS No. 123(R) starting in the third fiscal quarter of 2005. We expect the adoption of SFAS No. 123(R) will have a material adverse impact on our results of operations and net income per share. We are currently in the process of evaluating the extent of such impact.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29," or SFAS 153. The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our financial condition or our results of operations.

Liquidity and Capital Resources

        Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business primarily through convertible subordinated debt offerings, the issuance of common stock, including the exercise of stock options, and sales of product and license agreements for our drug compounds. We expect to meet our short-term liquidity needs through the use of our cash and short-term investments on hand at December 31, 2004.

Cash Flows

        Cash, cash equivalents and short- and long-term investments totaled $833,912,000 at December 31, 2004, compared to $840,388,000 at December 31, 2003, and includes restricted cash of $1,500,000 at December 31, 2003.

        The net cash used in operating activities for the year ended December 31, 2004 was $183,329,000. The net cash used in operating activities includes a net loss of $295,658,000, adjusted by non-cash and non-operating charges of $97,557,000, which includes a loss on debt conversion of $69,768,000, a loss on the redemption of debt of $7,022,000 and depreciation and amortization of $18,751,000. Accounts receivable increased by $18,323,000 due to a combination of the increase in sales of XOPENEX during the fourth quarter of 2004 versus the fourth quarter of 2003 and the timing of cash receipts from our customers. Inventory increased by $6,220,000 due to lower than expected sales volume and shifts in product mix. Other current assets increased by $1,142,000 primarily due to an increase in interest receivable, which is the result of an increase in the interest rate earned on our investments. Accounts payable decreased by $6,552,000 primarily due to timing of vendor payments. Accrued expenses decreased by $517,000 primarily due to a decrease in research and development related accruals, which are the result of decreased spending in that area in 2004 as compared to 2003. Offsetting the decrease in research and development related accruals are increases in sales and marketing accruals and compensation related accruals, which are the result of increased spending in those areas in 2004 as compared to 2003 due to the expansion of our sales force in anticipation of the commercial launch of LUNESTA and an increase in commission costs, which are the result of increased XOPENEX sales in 2004 as compared to 2003. Other liabilities increased by $43,728,000 primarily due to an accrual of $31,620,000 related to the present value of the termination payments we will make to Ross in 2005 and 2006 and an increase in 2004 accruals for product revenue rebates and return reserves related to an increase in XOPENEX sales.

        The net cash used in investing activities for the year ended December 31, 2004 was $279,730,000. Cash used in net purchases of short and long-term investments was $265,324,000. We made purchases of property and equipment of $11,393,000. We also used $4,000,000 to purchase 4,000 shares of BioSphere Series A Convertible Preferred Stock and warrants to purchase 200,000 shares of BioSphere common stock from BioSphere.

        The net cash provided by financing activities for the year ended December 31, 2004 was $193,060,000. We used $433,709,000 to redeem $430,000,000 face value of our 5.75% convertible subordinated notes due 2006 plus accrued interest. We used $23,868,000 and $45,900,000 in connection with the conversion of $177,200,000 and $351,980,000 principal amount of our 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively. We received proceeds of $150,000,000, offset by $4,125,000 of issuance costs, from the exercise of an option granted to the initial purchasers of our 0% Series A notes due 2008 and 0% Series B notes due 2010 to purchase $50,000,000 principal amount of

0% Series A convertible senior subordinated notes due 2008 and $100,000,000 principal amount of 0% Series B convertible senior subordinated notes due 2010. We received proceeds of $500,000,000, offset by $14,190,000 of issuance costs, from the issuance of 0% convertible senior subordinated notes due 2024, of which we used $100,321,000 to purchase 1,933,200 shares of our common stock which we recorded as treasury stock. We received net proceeds of $124,333,000 from the settlement of a portion of our call spread options. We received proceeds of $42,070,000 from the issuance of common stock under employee stock purchase plans and stock option plans. We used $1,230,000 to repay capital lease obligations and long-term debt.

        We expect our capital expenditures will be approximately $19,000,000 in 2005, with the majority related to computer hardware and software purchases to support various technology upgrades and initiatives, equipment purchases to support research and development and marketing initiatives and leasehold improvements planned for our Canada facility.

        Our annual debt service through 2006, assuming no additional interest-bearing debt is incurred and no additional 5% convertible debentures due 2007 are converted, redeemed, repurchased or exchanged, is approximately $22,000,000.

        Our wholly-owned subsidiary, Sepracor Canada Limited, has a Canadian Government grant, which may become repayable if Sepracor Canada Limited fails to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The unamortized balance as of December 31, 2004 was approximately $850,000.

        We believe our existing cash and the anticipated cash flow from our current strategic alliances and operations will be sufficient to support existing operations through 2006. In the longer term we expect to fund our operations with revenue generated from product sales. Our actual future cash requirements and our ability to generate revenue, however, will depend on many factors, including:

  •
  successful commercialization of LUNESTA;

  •
  successful manufacturing and commercialization of XOPENEX HFA MDI, for which we received an approval letter from the FDA on March 11, 2005;

  •
  approval of our late-stage product candidates;

  •
  XOPENEX sales;

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

        Based on our current operating plan, we believe that we will not be required to raise additional capital to fund the repayment of our outstanding convertible debt when due. If we are not able to successfully commercialize LUNESTA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt. In addition, if we are not able to successfully commercialize XOPENEX HFA MDI, we may be required to raise additional funds. We cannot assure that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Convertible Subordinated Debt

        In December 1998, we issued $300,000,000 in principal amount of 7% convertible subordinated debentures due 2005, or 7% debentures. In July 2003, we redeemed the $111,870,000 principal amount of 7% debentures that remained outstanding. Pursuant to their terms, we redeemed the 7% debentures at 103% of the principal amount, plus accrued but unpaid interest from June 15, 2003 to, but excluding, the redemption date of July 10, 2003. The total aggregate redemption price for the 7% debentures was approximately $115,770,000, including approximately $544,000 in accrued interest. As a result of our redemption of the 7% debentures, we recorded a loss of $4,645,000, which included $1,289,000 of deferred financing costs that were written-off.

        In February 2000, we issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007, or 5% debentures. On March 9, 2000, we issued an additional $60,000,000 in principal amount of 5% debentures pursuant to an option granted to the initial purchaser of the 5% debentures. The 5% debentures are convertible into our common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% debentures are redeemable at our option if the trading price of our common stock exceeds 120% of the conversion price ($110.86) for 20 trading days in a period of 30 consecutive trading days. We may be required to repurchase the 5% debentures at the option of the holders if a change in control occurs. As part of the sale of the 5% debentures, we incurred approximately $14,033,000 of offering costs, which were recorded as intangible assets and are being amortized over seven years, the term of the 5% debentures. The net proceeds to us after offering costs were approximately $445,967,000. In March 2002, we exchanged $20,000,000 of our 5% debentures in privately negotiated transactions for 640,327 shares of our common stock. We charged to other expense associated inducement costs of $8,659,000, which represents the fair market value of the 216,497 shares of our common stock issued as an inducement to the holders for conversion of their 5% debentures. At December 31, 2004, $440,000,000 of the 5% debentures remained outstanding.

        In November 2001, we issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006, or 5.75% notes. In December 2001, we issued an additional $100,000,000 in principal amount of 5.75% notes pursuant to an option granted to the initial purchaser of the 5.75% notes. In March and April 2002, we exchanged $70,000,000 of our 5.75% notes in privately negotiated transactions for 2,790,613 shares of our common stock. We charged to other expense associated inducement costs of $28,000,000, which represented the fair market value of the 1,623,947 shares of our common stock issued as an inducement to the holders for conversion of their 5.75% notes. In January 2004, we redeemed the $430,000,000 principal amount of 5.75% notes that remained outstanding. Pursuant to their terms, we redeemed the 5.75% notes at 100% of the principal amount, plus accrued but unpaid interest from November 15, 2003 to, but excluding, the redemption date of January 9, 2004. The total aggregate redemption price for the 5.75% notes was approximately $433,709,000, including approximately $3,709,000 in accrued interest. As a result of our redemption of the 5.75% notes, we recorded a loss of $7,022,000 in January 2004, which represents the deferred financing costs that were written-off. At December 31, 2004, $0 of the 5.75% notes remained outstanding

        In January 2004 and December 2003, we issued an aggregate of $750,000,000 in principal amount of 0% convertible senior subordinated notes including $250,000,000 principal amount of 0% Series A convertible senior subordinated notes due 2008, or Series A notes due 2008, and $500,000,000 principal amount of 0% Series B convertible senior subordinated notes due 2010, or Series B notes due 2010. Note holders may convert the Series A notes due 2008 into shares of our common stock at a conversion price of $31.89 per share and the Series B notes due 2010 into shares of our common stock at a conversion price of $29.84 per share. In each case, the conversion price is subject to adjustment, at any time before close of business on December 15, 2008, in the case of the 0% Series A notes due 2008, or December 15, 2010, in the case of the 0% Series B notes due 2010. We may not redeem the notes prior to maturity. The net proceeds to us after offering costs were approximately $728,932,000. During September 2004, certain holders of our 0% Series A notes due 2008 and 0% Series B notes due 2010, agreed, in separately negotiated transactions, to convert $177,200,000 and $351,980,000 in aggregate principal amount of their 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, into an aggregate of 5,556,104 and 11,797,483 shares of our common stock, respectively. As an inducement to convert their notes, we paid the holders of the 0% Series A notes due 2008 and 0% Series B notes due 2010 aggregate cash payments of $23,868,000 and $45,900,000, respectively. At December 31, 2004, $72,800,000 and $148,020,000 of the 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, remained outstanding.

        We used approximately $94,820,000 of the proceeds from the December 2003 issuance of the 0% Series A notes due 2008 and 0% Series B notes due 2010 to purchase call spread options on our common stock. The call spread options covered approximately 7,800,000 shares of the 19,700,000 shares of our common stock that were initially issuable upon conversion of the 0% Series A notes due 2008 and 0% Series B notes due 2010 in full. The call spread options are designed to mitigate dilution from conversion of the 0% Series A notes due 2008 and 0% Series B notes due 2010 in the event that the market price per share of our common stock upon exercise of the call spread options is greater than $29.84 and is less than or equal to $65.00. The call spread options may be settled at our option in either net shares or in cash and expire through 2005. Settlement of the call spread options in net shares on the expiration date would result in us receiving a number of shares, not to exceed 19,700,000 shares, of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the call spread options, the amount of cash or net shares potentially received by us will be dependent upon then existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the call spread options. During the second and fourth quarters of 2004, we settled 9,838,992 call spread options for cash, which resulted in payments to us in the amount of $124,333,000. The first series of settled options expired at various dates beginning on May 12, 2004 and ending on June 9, 2004 and the second series of options expired at various dates beginning on November 11, 2004 and ending on December 9, 2004. The next series of call spread options expire in May and June 2005 and are valued at $123,798,000, based on the closing price of our common stock on March 1, 2005, which was $63.98. We currently expect to settle these call spread options for cash, although the amount we receive upon settlement, if any, will vary based on the price of our common stock on the option expiration dates. Any cash received in settlement of the remaining call spread options will be recorded as additional paid-in capital.

        On September 22, 2004, we issued $500,000,000 in principal amount of 0% convertible senior subordinated notes due 2024, or 0% notes due 2024. In connection with the sale of these notes, we incurred offering costs of approximately $14,190,000. The net proceeds to us after offering costs were approximately $485,810,000. We used $100,321,000 of the proceeds from the issuance of these notes to purchase 1,933,200 shares of our common stock which we recorded as treasury stock. At December 31, 2004, $500,000,000 of the 0% notes due 2024 remained outstanding.

        In order to reduce future cash interest payments, as well as future payments due at maturity, we may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash, exchange debt for shares of our common stock, warrants, preferred stock, debt or other considerations, or otherwise extinguish debt through a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt, the number of shares that we might issue as a result of such exchanges could significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges could result in material dilution to holders of our common stock. We cannot assure you that we will repurchase or exchange any additional outstanding convertible debt.

BioSphere

        BioSphere was a consolidated subsidiary from 1994 through July 2, 2001. As a result of a public offering in 2001, our ownership of BioSphere was reduced from approximately 55% to 26%. Therefore, effective July 3, 2001, we changed the method of accounting for our investment in BioSphere from consolidating the results of BioSphere operations to the equity method. On November 10, 2004, we purchased, in a private placement, 4,000 shares of BioSphere Series A Convertible Preferred Stock and warrants to purchase an additional 200,000 shares of BioSphere common stock from BioSphere for an aggregate purchase price of $4,000,000. At December 31, 2004, we owned 3,224,333 shares, or approximately 23%, of BioSphere's outstanding common stock having a fair market value of approximately $12,543,000, 4,000 shares of Series A Convertible Preferred Stock and warrants to purchase an additional 200,000 shares of common stock. Assuming conversion of the Series A Convertible Preferred Stock and the exercise of our warrants, we would own approximately 27% of BioSphere's common stock. We have recorded $1,485,000, $1,921,000 and $1,514,000 as our share of BioSphere losses for the periods ended December 31, 2004, 2003 and 2002, respectively.

Contractual Obligations

        Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities for which we cannot reasonably predict future payment. The following chart summarizes our material contractual obligations as of December 31, 2004:

Contractual Obligations (In Thousands)	Total	2005	2006	2007	2008	2009	2010 and beyond
Convertible subordinated debt—principal(1)	$1,160,820	$—	$—	$440,000	$72,800	$—	$648,020
Convertible subordinated debt—interest(1)	46,750	22,000	22,000	2,750	—	—	—
Ross termination payments	33,000	30,000	3,000	—	—	—	—
ACADIA collaboration agreement	26,000	12,000	12,000	2,000	—	—	—
Capital lease obligations	3,714	1,957	1,712	45	—	—	—
Operating leases(2)	3,671	1,030	1,069	740	345	299	188
Purchase obligations(3)	83,388	81,433	1,955	—	—	—	—
Total material contractual cash obligations	$1,357,343	$148,420	$41,736	$445,535	$73,145	$299	$648,208

(1)
If the convertible subordinated debt were converted into common stock, these amounts would no longer be a contractual cash obligation.

(2)
Operating leases include the lease for the vacant facility located at 33 Locke Drive, which we vacated in July 2002. The amounts reported include rent through the end of the lease in June 2007. We have, however, accrued $1,126,000 at December 31, 2004 for our estimated cumulative future minimum lease obligation, net of estimated sublease income.

(3)
Purchase obligations relate to research and development commitments for new and existing products and open purchase orders for the acquisition of goods and services in the ordinary course of business. Our obligation to pay certain of these amounts may be reduced or eliminated based on certain future events.

        We have had no material related party activities in 2004 or 2003, other than those relating to the purchase of BioSphere Series A Convertible Preferred Stock and warrants.

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

        Interest Rates:    Although our investments are subject to credit risk and interest rate risk, our investment policy specifies credit quality standards for our investments and our investment portfolio is monitored for compliance with our investment policy. The primary objective of the investment policy is the preservation of capital. Due to the conservative nature and relatively short duration of our investments, interest rate risk is mitigated.

        The interest rates on our convertible subordinated debt and capital lease obligations are fixed and, therefore, not subject to interest rate risk.

        Equity Prices:    Our convertible subordinated debt is sensitive to fluctuations in the price of our common stock into which the debt is convertible. Changes in equity prices would result in changes in the fair value of our convertible subordinated debt due to the difference between the current market price of the debt and the market price at the date of issuance of the debt. At December 31, 2004, a 10% decrease in the price of our common stock could have resulted in a decrease of approximately $144,575,000 on the net fair value of our convertible subordinated debt.

        Additionally, we have cost investments in the equity securities of Vicuron Pharmaceuticals, Inc. and Point Therapeutics, Inc. These investments had a market value of $11,974,000 and $2,323,000, respectively at December 31, 2004. A 10% decrease in the equity prices of these securities would result in a combined decrease of approximately $1,430,000 in our investments.

Legal Proceedings

        The Securities and Exchange Commission, or SEC, had conducted an investigation into trading in our securities, which included trading by certain of our officers and employees during the period from January 1, 1998 through December 31, 2001. The SEC has informed us that they are in the process of terminating the investigation and no action will be recommended.

        We and several of our current and former officers and a current director are named as defendants in several class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf of the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The parties are currently engaged in discovery. We are unable to reasonably estimate any possible range of loss related to these lawsuits due to their uncertain resolution. However, any conclusion of these matters in a manner adverse to us would have a material adverse effect on our financial position and results of operations.

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

        We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses on a consolidated basis of approximately $295.7 million for the year ended December 31, 2004 and $135.9 million for the year ended December 31, 2003. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

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

        We have entered into a collaboration agreement with 3M for the scale-up and manufacturing of XOPENEX HFA MDI and we may enter into additional collaboration agreements in the future. Under our agreement with 3M, 3M is responsible for manufacturing an MDI formulation of XOPENEX. On March 11, 2005, we received an approval letter from the FDA for our NDA for XOPENEX HFA MDI. If 3M, or any future development or commercialization collaborator, does not devote sufficient time and resources to its collaboration arrangement with us, breaches or terminates its agreement with us, fails to perform its obligation to us in a timely manner or is unsuccessful in its development and/or commercialization efforts, we may not realize the potential commercial benefits of the arrangement and our results of operations may be adversely affected. In addition, if regulatory approval or commercialization of any product candidate under development by or in collaboration with a partner is delayed or limited, we may not realize, or may be delayed in realizing, the potential commercial benefits of the arrangement.

We may be unable to commercialize products for which we receive an "approval" letter from the FDA upon receipt of such letter.

        Commercialization of a product for which we have received an "approval" letter from the FDA could be delayed for a number of reasons, some which are outside of our control, including delays in delivery of the product due to importation regulations and/or problems with our distribution channels or delays in the issuance of approvals from, or the completion of required procedures by, agencies other than the FDA, such as the DEA. In addition, commercialization of FDA approved products may be delayed by our failure to timely finalize distribution or manufacturing arrangements, produce sufficient inventory and/or properly prepare our sales force. If we are unable to commercialize a product promptly after receipt of an approval letter, our business and financial position may be materially adversely affected due to reduced revenue from product sales during the period or periods that commercialization is delayed and the shortening of any lead time to market we may have had over our competitors. In addition, the exclusivity period, or the time during which the FDA will prevent generic pharmaceuticals from introducing a generic copy of the product, begins to run upon receipt of approval from the FDA and, therefore, to the extent we are unable to commercialize a product upon receipt of an "approval" letter, our long-term product sales and revenues could be adversely affected.

        In January 2005, we announced a delay in commercialization of LUNESTA brand eszopiclone, for which we received an "approval" letter from the FDA on December 15, 2004, for the treatment of insomnia. As expected, the FDA recommended that LUNESTA, like all other non-benzodiazepine hypnotics, be classified as a Schedule IV controlled substance by the DEA. Because the Federal government's administrative process for formally classifying LUNESTA as a Schedule IV controlled substance is not yet complete, we were unable to commercially launch LUNESTA in early January 2005, as we had previously expected. On February 14, 2005, the DEA published a proposed rule under which LUNESTA would be classified as a Schedule IV controlled substance under the Controlled Substances Act. The proposed rule was published with a thirty-day period for public comment, after which the DEA will evaluate any comments and finalize the rule. Contingent upon an expeditious completion of the rulemaking process, we anticipate making LUNESTA commercially available before the end of the first quarter of 2005; however, we cannot be certain that commercialization will not be further delayed.

        On March 11, 2005, we received an approval letter from the FDA for our XOPENEX HFA MDI. We are working to resolve outstanding manufacturing issues and to complete process validation work. Contingent upon successful resolution of these issues, we are targeting commercial launch of the product around the end of 2005. However, we cannot be certain that we will be able to resolve these issues and we have not yet manufactured sufficient quantities of the product to begin commercial sales. If we are unable to resolve manufacturing issues or complete process validation, we will be unable to bring the product to market. Any delays in the commercialization of LUNESTA, XOPENEX HFA MDI, or any other product for which we may receive an approval letter from the FDA in the future may materially adversely affect our reputation, financial position and results of operations.

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

        In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. In November 2002, the FDA approved CLARITIN®, an allergy medication, to be sold without a prescription. In the future, the FDA may also allow the sale of other allergy medications without a prescription. The sale of CLARITIN and/or, if allowed, the sale of other allergy medications without a prescription, may have a material adverse effect on our business because the market for prescription drugs, including ALLEGRA and CLARINEX, for which we receive royalties on sales, has been and may continue to be adversely affected. We expect revenues from royalties earned on both CLARINEX and ALLEGRA to decrease slightly in 2005 due to the continued adverse impact on sales of these prescription allergy drugs resulting from the availability of competitor allergy drugs without a prescription.

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

  •
  be successfully marketed.

Sales of XOPENEX represent a majority of our revenues; if sales of XOPENEX do not continue to increase and we are unable to successfully commercialize other products, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

        All of our revenues from product sales for the years ended December 31, 2004, 2003 and 2002 resulted from sales of XOPENEX. Until we commercially launch LUNESTA or XOPENEX HFA MDI, XOPENEX will continue to represent all of our product sales. We do not have long-term sales contracts with our customers and we rely on purchase orders for sales of XOPENEX. Reductions, delays or cancellations of orders for XOPENEX could adversely affect our operating results. If sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful. On January 11, 2005, we announced that we were revising the planned timing of commercial availability of LUNESTA. While we currently expect to launch LUNESTA before the end of the first quarter of 2005, contingent upon finalization of the DEA rulemaking process for classifying LUNESTA as a Schedule IV controlled substance, the launch may be further delayed and we cannot be certain that we will ever achieve market acceptance of LUNESTA or generate significant sales. On March 11, 2005, we received an approval letter from the FDA for XOPENEX HFA MDI. However, we do not expect to commercialize XOPENEX HFA MDI until around the end of 2005. If commercialization of LUNESTA is further delayed or if we are unable to commercialize LUNESTA or XOPENEX HFA MDI successfully, our revenues from XOPENEX sales may not be sufficient for us to achieve our business plan and our business and financial position may be materially adversely affected.

        XOPENEX competes primarily against generic albuterol in the asthma market. XOPENEX is more expensive than generic albuterol. We must continue to demonstrate to physicians and other healthcare professionals that the benefits of XOPENEX justify the higher price. If XOPENEX does not continue to compete successfully against competitive products, our business will not be successful.

Our sales depend on payment and reimbursement from third-party payors, and a reduction in payment rate or reimbursement could result in decreased use or sales of our products.

        Sales of our products are dependent, in part, on the availability of reimbursement from third-party payors such as state and Federal governments, under programs such as Medicare and Medicaid in the U.S., and private insurance plans. There have been, there are, and we expect there will continue to be, a number of state and Federal proposals that could limit the amount that state or Federal governments will pay to reimburse the cost of pharmaceutical and biologic products. The Medicare Prescription Drug Improvement and Modernization Act of 2003, or the MMA, was signed into law in December 2003. We are not able to predict the full impact of the MMA and its regulatory requirements on our business. However, we believe that legislative or administrative acts that reduce reimbursement for our products could adversely impact our business. In addition, we believe that private insurers, such as managed care organizations, may adopt their own reimbursement reductions in response to legislation. Reduction in reimbursement for our products could have a material adverse effect on our results of operations. Also, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales. Further, when a new drug product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our approved products or product candidates, including those at a late stage of development, and current reimbursement policies for marketed products may change at any time.

        The MMA also added a prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. In the meantime, a temporary drug discount card program is being established for Medicare beneficiaries. The Federal government, through its purchasing power under these programs, is likely to demand discounts from pharmaceutical and biotechnology companies that may implicitly create price controls on prescription drugs. On the other hand, the drug benefit may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. In addition, Managed Care Organizations, or MCOs, Health Maintenance Organizations, or HMOs, Preferred Provider Organizations, or PPOs, institutions and other government agencies continue to seek price discounts. MCOs, HMOs and PPOs and private health plans will administer the Medicare drug benefit, leading to managed care and private health plans influencing prescription decisions for a larger segment of the population. In addition, certain states have proposed and certain other states have adopted various programs to control prices for their seniors' and low income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

        If reimbursement for our marketed products changes adversely or if we fail to obtain adequate reimbursement for our other current or future products, health care providers may limit how much or under what circumstances they will prescribe or administer them, which could reduce the use of our products or cause us to reduce the price of our products.

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

        We have filed patent applications covering composition of, methods of making and methods of using our drugs and drug candidates. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover the products licensed under these collaboration agreements. We do not receive royalty revenue from sales of products licensed under collaboration agreements in countries where we do not have a patent for such products. The issuance of a patent in one country does not ensure the issuance of a patent in any other country. Furthermore, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business.

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

        Our success depends in part on our ability to operate without infringing upon the proprietary rights of others. Third parties, typically drug companies, hold patents or patent applications covering compositions, methods of making and uses, covering the composition of matter for some of the drug candidates for which we have patents or patent applications. Third parties also hold patents relating to drug delivery technology that may be necessary for the development or commercialization of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third-party patents expire or are declared invalid or unenforceable by the courts. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor. Such contests and litigation would be costly, would require significant time and attention of our management, could prevent us from commercializing our products, could require us to pay significant damages and could have a material adverse effect on our business.

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

        If the FDA delays or denies approval of any NDA that we file in the future, then commercialization of the product subject to the NDA will be delayed or terminated, which could have a material adverse effect on our business.

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

        We have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are developing, we may (1) market and sell them through our sales force, (2) license some of them to large pharmaceutical companies or (3) market and sell them through other arrangements, including co-promotion arrangements. We have established a sales force to market XOPENEX, LUNESTA and XOPENEX HFA MDI. We have incurred significant expense in expanding our sales force and expect to incur additional expense as we further expand. With respect to products under development, we may incur significant costs in expanding our sales force before the products have been approved for marketing. For example, we expanded our sales force in 2004 in anticipation of the marketing and sale of LUNESTA. In addition, if we enter into co-promotion arrangements or market and sell additional products directly, we may need to significantly expand our sales force.

        Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us.

If we do not maintain current Good Manufacturing Practices, then the FDA could refuse to approve marketing applications.

        We do not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale, and developing and obtaining this capability will be time consuming and expensive. The FDA and other regulatory authorities require that our products be manufactured according to their Good Manufacturing Practices regulations. The failure by us, our collaborative development partners or third-party manufacturers to maintain current Good Manufacturing Practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted, to recall products and for other regulatory action.

        On October 22, 2004, we commenced notifying drug wholesalers, hospitals and pharmacies of a manufacturer-initiated voluntary Class III recall of one component of our XOPENEX product line, XOPENEX Inhalation Solution Concentrate (1.25mg/0.5mL), which we had introduced in August 2004. The recall, which affects only XOPENEX Concentrate and no other components of our XOPENEX product line, was necessitated by packaging process validation issues relating to the automated process of placing the finished vials into a foil pouch. We have suspended manufacture and sale of XOPENEX Concentrate until the issues giving rise to the recall have been fully addressed. We do not expect to re-introduce XOPENEX Concentrate before the fourth quarter of 2005. If our manufacturer cannot remedy the GMP deficiencies giving rise to the recall of XOPENEX Concentrate, or if these or similar deficiencies are found to extend to other components or our XOPENEX product line, our ability to supply product to the market may be limited or interrupted indefinitely, which would have a material adverse effect on our business.

        Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant, which is compliant with current Good Manufacturing Practices, that we believe can produce commercial quantities of the active pharmaceutical ingredient for XOPENEX and LUNESTA and support the production of our other product candidates in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

Our reliance on third-party manufacturers could adversely affect our ability to meet our customers' demands.

        Cardinal Health, Inc. is currently the sole finished goods manufacturer of our XOPENEX Inhalation Solution, Patheon Inc. will be the sole manufacturer of LUNESTA brand eszopiclone and 3M Company will be the sole manufacturer and supplier of XOPENEX HFA MDI. If Cardinal Health, Patheon or 3M experiences delays or difficulties in producing, packaging or delivering XOPENEX, LUNESTA, or XOPENEX HFA MDI, as the case may be, we could be unable to meet our customers' demands for such products, which could lead to customer dissatisfaction and damage to our reputation.

Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines, including FDA guidelines. The delays associated with the verification of a new manufacturer for XOPENEX, LUNESTA or XOPENEX HFA MDI could negatively affect our ability to produce such products in a timely manner or within budget.

        3M owns certain proprietary technology required to manufacture our XOPENEX HFA MDI. If 3M is unable or unwilling to fulfill its obligations to us under our agreement, we may be unable to manufacture XOPENEX HFA MDI on terms that are acceptable to us, if at all. Our other current contract manufacturers, as well as any future contract manufacturers, may also independently own technology related to the manufacture of our compounds. If so, we would be heavily dependent on such manufacturer and such manufacturer could require us to obtain a license in order to have another party manufacture our products.

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

We will spend considerable time and money complying with Federal and state laws and regulations and, if we are unable to fully comply with such regulations, we could face substantial penalties.

        We are subject to extensive regulation by Federal and state governments. The laws that directly or indirectly affect our business include, but are not limited to, the following:

  •
  Federal Medicare and Medicaid Anti-Kickback laws, which prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under Federal healthcare programs such as the Medicare and Medicaid Programs;

  •
  other Medicare laws and regulations that prescribe the requirements for coverage and payment for our products, including the amount of such payment;

  •
  the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

  •
  the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program, including private payors and, further, requires us to comply with standards regarding the privacy and security of individually identifiable health information and conduct certain electronic transactions using standardized code sets;

  •
  the Federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

  •
  the Federal Food, Drug and Cosmetic Act, which regulates the manufacture, labeling, marketing, distribution and sale of prescription drugs and medical devices;

  •
  state and foreign law equivalents of the foregoing;

  •
  state food and drug laws, pharmacy acts and state pharmacy board regulations, which govern the sale, distribution, use, administration and prescribing of prescription drugs; and

  •
  state laws that prohibit the practice of medicine by non-physicians and fee-splitting arrangements between physicians and non-physicians, as well as state law equivalents to the Federal Medicare and Medicaid Anti-Kickback Laws, which may not be limited to government reimbursed items or services.

        If our past or present operations are found to be in violation of any of the laws described above or the other governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. In addition, if we are required to obtain permits or licensure under these laws that we do not already possess, we may become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

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

        As of December 31, 2004, our total long-term debt excluding the current portion was approximately $1.2 billion and our stockholders' equity (deficit) was ($331.1) million. None of the 5% debentures due 2007, the 0% Series A notes due 2008, the 0% Series B notes due 2010 nor the 0% notes due 2024 restricts our ability or our subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the notes. The 0% notes due 2024 are senior to the Series A notes due 2008 and Series B notes due 2010, which are senior to the 5% debentures due 2007. Additional indebtedness that we incur may in certain circumstances rank senior to or on parity with the notes. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion prices for the 5% debentures due 2007, 0% Series A notes due 2008 and 0% Series B notes due 2010 are $92.38, $31.89 and $29.84, respectively. On March 1, 2005, the closing sale price of our common stock was $63.98. If the market price for our common stock does not exceed the conversion price, the holders of our outstanding convertible debt may not convert their securities into common stock. Our 0% notes due 2024 are convertible into cash and, if applicable, shares of our common stock at a conversion price of approximately $67.20, at the option of the holders upon certain circumstances. We may not be able to make the required cash payments upon conversion of the 0% notes due 2024.

        Historically, we have had negative cash flow from operations. For the year ended December 31, 2004, net cash used in operating activities was approximately $183.3 million. Our annual debt service through 2006, assuming no additional interest-bearing debt is incurred and no additional 5% debentures due 2007 are converted, redeemed, repurchased or exchanged, is approximately $22.0 million. Unless we are able to generate sufficient operating cash flow to service our outstanding debt, we will be required to raise additional funds or default on our obligations under the debentures and notes. If we are not able to successfully commercialize LUNESTA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt and/or make cash payments upon conversion of the 0% notes due 2024. In addition, if we are not able to commercialize XOPENEX HFA MDI, we may be required to raise additional funds. There can be no assurance that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Our exchanges of debt into shares of common stock would result in additional dilution.

        As of December 31, 2004, we had approximately $1.2 billion of outstanding convertible debt. In order to reduce future cash interest payments, as well as future payments due at maturity, we may, from time to time, depending on market conditions, repurchase additional outstanding convertible debt for cash; exchange debt for shares of our common stock, warrants, preferred stock, debt or other consideration; or a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt or use the proceeds from the issuance of convertible debt to fund the redemption of outstanding convertible debt with a higher conversion ratio, the number of shares that we might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges would result in material dilution to holders of our common stock. We cannot assure you that we will repurchase or exchange any additional outstanding convertible debt.

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

        XOPENEX and generic albuterol account for the majority of beta-agonist inhalation solution prescriptions. Albuterol has existed for many years, is well established and sells at prices substantially less than XOPENEX. To continue to be successful in the marketing of XOPENEX, we must continue to demonstrate that the efficacy and safety features of the drug outweigh its higher cost. In the sleep disorder market, we will face intense competition from established products, such as AMBIEN® and SONATA®. There are also other potentially competitive therapies that are in late-stage clinical development for the treatment of insomnia.

Several class action lawsuits have been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business.

        We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The parties are currently engaged in discovery.

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

  •
  timing of product sales and market penetration;

  •
  timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force;

  •
  success and timing of regulatory filings and approvals for products developed by us or our collaboration partners or for collaborative agreements;

  •
  timing of product launch;

  •
  results of clinical trials with respect to products under development;

  •
  success and timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

  •
  timing of receipt of upfront, milestone or royalty payments under collaboration agreements;

  •
  termination of development efforts of any product under development or any collaboration agreement; and

  •
  timing of expenses we may incur with respect to any license or acquisitions of products or technologies.

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

Our diluted earnings per share may decrease in the future because we are now required to include the shares issuable upon conversion of our 0% notes due 2024 in our diluted earnings per share calculation.

        Because of our adoption of a recent accounting pronouncement, we are required to include in our diluted earnings per share calculation shares that are contingently issuable upon conversion of a debt instrument, regardless of whether or not the contingency for issuance has been met. This recent accounting pronouncement superseded a prior pronouncement that allowed such contingently issuable shares to be excluded from the diluted earnings per share calculation. Our 0% notes due 2024, unlike our other series of convertible debt, are convertible into common stock only if certain conditions are met and, therefore, we had not previously included the shares issuable upon conversion of such notes in our diluted earnings per share calculation. The inclusion of such contingently convertible shares in our diluted earnings per share calculation has had no effect on our current or prior period diluted earnings per share. However, the inclusion of shares contingently issuable upon conversion of our 0% notes due 2024, may reduce our diluted earnings per share in future periods.

Supplemental Stockholder Information

Price Range of Common Stock

        Our common stock is traded on the Nasdaq National Market under the symbol SEPR. On March 1, 2005, the closing price of our common stock, as reported on the Nasdaq National Market, was $63.98 per share. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
2005
First Quarter (through March 1, 2005)	$66.55	$53.25
	High	Low
2004
First Quarter	$49.57	$23.84
Second Quarter	54.06	41.89
Third Quarter	53.54	39.85
Fourth Quarter	59.96	41.83
	High	Low
2003
First Quarter	$14.94	$9.72
Second Quarter	29.11	13.56
Third Quarter	32.79	17.50
Fourth Quarter	31.31	21.96

        On March 1, 2005, we had approximately 449 stockholders of record.

Dividend Policy

        We have never paid cash dividends on our common stock. We currently intend to reinvest our future earnings, if any, for use in the business and do not expect to pay cash dividends.

Form 10-K

        A copy of our Annual Report on Form 10-K for the year ended December 31, 2004 is available without charge upon written request to:

INVESTOR RELATIONS
SEPRACOR INC.
84 WATERFORD DRIVE
MARLBOROUGH, MA 01752

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sepracor Inc.:

        We have completed an integrated audit of Sepracor Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity (deficit) and comprehensive income present fairly, in all material respects, the financial position of Sepracor Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing in item 9A on pages 17 and 18 of the Form 10-K, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 15, 2005

SEPRACOR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(In Thousands, Except Par Value Amounts)
ASSETS
Current assets:
Cash and cash equivalents	$435,905	$705,802
Restricted cash	—	1,500
Short-term investments	303,303	71,913
Accounts receivable, net of allowances of $1,786 and $1,533 at December 31, 2004 and 2003	68,914	50,591
Inventories	13,086	6,866
Other assets	18,722	17,580

Total current assets	839,930	854,252
Long-term investments	94,704	61,173
Property and equipment, net	70,860	66,428
Investment in affiliate	5,535	3,019
Patents and intangible assets, net	27,035	34,813
Other assets	1,054	540

Total assets	$1,039,118	$1,020,225

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,772	$12,324
Accrued expenses	126,701	127,218
Notes payable and current portion of capital lease obligation	1,926	129
Current portion of convertible subordinated debt	—	430,000
Other current liabilities	69,711	28,757

Total current liabilities	204,110	598,428
Notes payable and capital lease obligation	2,529	789
Long-term deferred revenue	—	219
Convertible subordinated debt	1,160,820	1,040,000
Other long-term liabilities	2,774	—

Total liabilities	1,370,233	1,639,436
Commitments and contingencies (Notes L and M)
Stockholders' equity (deficit)
Preferred stock, $1.00 par value, 1,000 shares authorized, none outstanding at December 31, 2004 and 2003	—	—
Common stock, $.10 par value, 240,000 and 240,000 shares authorized; 105,309 and 85,025 shares issued; 103,376 and 85,025 shares outstanding, at December 31, 2004 and 2003, respectively	10,531	8,503
Treasury stock, at cost (1,933 and 0 shares at December 31, 2004 and 2003, respectively)	(100,321)	—
Additional paid-in capital	1,370,372	689,907
Accumulated deficit	(1,625,486)	(1,329,828)
Accumulated other comprehensive income	13,789	12,207

Total stockholders' equity (deficit)	(331,115)	(619,211)

Total liabilities and stockholders' equity (deficit)	$1,039,118	$1,020,225

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
	(In Thousands, Except Loss Per Common Share Amounts)
Revenues:
Product sales	$319,781	$286,819	$190,227
Royalties	52,150	51,487	48,491
License fees and other revenues	8,946	5,734	250

Total revenues	380,877	344,040	238,968
Costs and expenses:
Cost of products sold	34,451	28,879	23,369
Cost of royalties earned	976	1,340	990
Cost of license fees and other revenues	—	—	250
Research and development	159,974	220,224	243,797
Selling, marketing and distribution	357,820	172,762	155,204
General and administrative and patent costs	30,345	24,158	22,659

Total costs and expenses	583,566	447,363	446,269

Loss from operations	(202,689)	(103,323)	(207,301)
Other income (expense):
Interest income	8,470	6,179	15,553
Interest expense	(23,646)	(50,907)	(63,720)
Debt conversion expense	(69,768)	—	(63,258)
Gain (loss) on early extinguishment of debt	(7,022)	(4,645)	44,265
Equity in investee losses	(1,485)	(1,921)	(1,514)
Gain on sale of equity investment	—	18,524	—
Other income (expense)	482	157	(515)

Net loss	$(295,658)	$(135,936)	$(276,490)

Basic and diluted net loss per common share	$(3.21)	$(1.61)	$(3.34)

Shares used in computing basic and diluted net loss per common share:
Basic and diluted	92,017	84,639	82,899

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock		Treasury Stock					Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount
BALANCE AT DECEMBER 31, 2001	78,059	$7,806	—	$—	$562,341	$(120)	$(917,402)	$33,673	$(313,702)
Comprehensive income (loss):
Net loss							(276,490)		(276,490)
Foreign currency translation								(264)	(264)
Unrealized loss on marketable equity securities								(16,785)	(16,785)

Total comprehensive income (loss)									(293,539)
Issuance of common stock to employees under stock plans	585	58			5,159				5,217
Amortization of unearned compensation, net						68			68
Issuance of common stock from conversion of subordinated convertible debentures	5,712	572			212,524				213,096
Deferred finance costs from the conversion of subordinated convertible debentures					(3,320)				(3,320)

BALANCE AT DECEMBER 31, 2002	84,356	$8,436	—	$—	$776,704	$(52)	$(1,193,892)	$16,624	$(392,180)
Comprehensive income (loss):
Net loss							(135,936)		(135,936)
Foreign currency translation								(203)	(203)
Unrealized loss on marketable equity securities								(4,214)	(4,214)

Total comprehensive income (loss)									(140,353)
Issuance of common stock to employees under stock plans	669	67			8,023				8,090
Amortization of unearned compensation, net						52			52
Purchased call options on 0% subordinated debt					(94,820)				(94,820)

BALANCE AT DECEMBER 31, 2003	85,025	$8,503	—	$—	$689,907	$—	$(1,329,828)	$12,207	$(619,211)
Comprehensive income (loss):
Net loss							(295,658)		(295,658)
Foreign currency translation								1,765	1,765
Unrealized loss on marketable equity securities								(183)	(183)

Total comprehensive income (loss)									(294,076)
Issuance of common stock to employees under stock plans	2,930	293			41,777				42,070
Issuance of common stock from conversion of subordinated convertible debentures	17,354	1,735			527,445				529,180
Deferred finance costs from the conversion of subordinated convertible debentures					(13,090)				(13,090)
Settlement of call spread options					124,333				124,333
Acquisition of Treasury Stock			1,933	(100,321)					(100,321)

BALANCE AT DECEMBER 31, 2004	105,309	$10,531	1,933	$(100,321)	$1,370,372	$—	$(1,625,486)	$13,789	$(331,115)

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
Cash flows from operating activities:
Net loss	$(295,658)	$(135,936)	$(276,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,751	19,551	18,561
Debt conversion expense	69,768	—	63,258
(Gain) loss on early extinguishment of debt	7,022	4,645	(44,265)
Gain on sale of equity investment	—	(18,524)	—
Equity in investee losses	1,485	1,921	1,514
Provision for bad debt	—	192	207
(Gain) loss on disposal of property and equipment	—	(7)	220
Loss on write-off of patents	531	18,814	—
Other	—	—	715
Changes in operating assets and liabilities:
Accounts receivable	(18,323)	(29,129)	(201)
Inventories	(5,838)	1,145	1,813
Other current assets	(1,120)	(562)	(7,717)
Accounts payable	(6,608)	7,398	(20,202)
Accrued expenses	3,152	11,594	18,759
Other liabilities	43,509	14,547	(3,094)

Net cash used in operating activities	(183,329)	(104,351)	(246,922)
Cash flows from investing activities:
Purchases of short and long-term investments	(490,613)	(283,656)	(236,435)
Sales and maturities of short and long-term investments	225,289	343,946	266,632
Additions to property and equipment	(11,393)	(4,692)	(38,162)
Proceeds from sale of property and equipment	—	90	—
Investment in affiliate	(4,000)	—	—
Release of cash restrictions	1,500	—	—
Change in other assets	(513)	(144)	(649)

Net cash provided by (used in) investing activities	(279,730)	55,544	(8,614)
Cash flows from financing activities:
Net proceeds from issuance of common stock	42,070	8,090	5,217
Cash used for repurchase of convertible subordinated debt	(433,709)	(115,770)	(87,186)
Proceeds from sale of convertible subordinated debt	650,000	600,000	—
Costs associated with sale of convertible subordinated debt	(18,315)	(16,943)	(329)
Debt conversion payments	(69,768)	—	—
Purchase of call spread options in connection with sale of convertible debt	—	(94,820)	—
Settlement of call spread options	124,333	—	—
Repayments of long-term debt and capital leases	(1,230)	(1,039)	(958)
Acquisition of treasury stock	(100,321)	—	—
Borrowings of long-term debt and capital leases	—	—	979

Net cash provided by (used in) financing activities	193,060	379,518	(82,277)
Effect of exchange rate changes on cash and cash equivalents	102	(347)	(331)

Net increase (decrease) in cash and cash equivalents	(269,897)	330,364	(338,144)
Cash and cash equivalents at beginning of year	705,802	375,438	713,582

Cash and cash equivalents at end of year	$435,905	$705,802	$375,438

Supplemental schedule of cash flow information:
Cash paid during the year for interest	$25,787	$51,233	$62,120
Non cash activities:
Conversion of convertible subordinated debt	$529,180	$—	$147,000
Interest due on debt converted into shares of common stock	$—	$—	$2,837
Capital lease obligations incurred	$4,707	$—	$843

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A)    Nature of the Business

        Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. We have become a research-based pharmaceutical company focused on the discovery, development and commercialization of differentiated products that address large and growing markets and unmet medical needs, and can be marketed to primary care doctors through our sales force. Our corporate headquarters are located in Marlborough, Massachusetts.

        Our consolidated financial statements include the accounts of Sepracor Inc. and our wholly-owned subsidiaries, including Sepracor Canada Limited. Our consolidated financial statements include our investment in BioSphere Medical, Inc., or BioSphere, which is recorded under the equity method and our investments in Point Therapeutics, Inc., or Point Therapeutics (formerly known as Hemasure Inc. and HMSR Inc.), and Vicuron Pharmaceuticals Inc., or Vicuron (formerly known as Versicor, Inc.), which we account for as marketable equity securities.

        We and our subsidiaries are subject to risks common to companies in the industry including, but not limited to, the safety, efficacy and successful development and regulatory approval of product candidates, fluctuations in operating results, protection of proprietary technology, limited sales and marketing experience, dependence on third-party collaboration partners and third-party sales efforts, limited manufacturing capacity, risk of product liability, compliance with government regulations and dependence on key personnel.

B)    Summary of Significant Accounting Policies

        Principles of Consolidation:    Our consolidated financial statements include our accounts and all of our wholly-owned subsidiaries accounts. All material intercompany transactions have been eliminated. Investments in affiliated companies, which are 20% to 50% owned, and over which we do not exercise control, are accounted for using the equity method. Investments in affiliated companies, which are less than 20% owned, and over which we do not exercise significant influence, are accounted for using the cost method.

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

        The percentage of total revenues from significant customers is as follows:

	Year Ended December 31,
	2004	2003	2002
Customer A	23%	27%	21%
Customer B	15%	16%	12%
Customer C	9%	10%	15%
Customer D	24%	16%	18%

        Certain prior year percentages have been reclassified to give effect for a merger of two of our customers.

        Accounts Receivable and Bad Debt:    Our trade receivables in 2004 and 2003 primarily represent amounts due from wholesalers, distributors and retailers of our pharmaceutical product. We perform ongoing credit evaluations of our customers and we generally do not require collateral. Bad debt write-offs were not significant in 2004, 2003 and 2002; however, we monitor our receivables closely because a few customers make up a large portion of our overall revenues.

        Inventories:    Inventories are stated at the lower of cost (first-in, first-out) or market. We expense costs relating to inventory until such time as we receive an approval letter from the FDA for a new product, and then we begin to capitalize the costs relating to that product. We write down our inventory for expiration and probable quality assurance and quality control issues identified in the manufacturing process.

        Property and Equipment:    Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations as other income (expense). Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computers and software, which are recorded in office equipment, have estimated useful lives of three years. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. Buildings have an estimated useful life of 30 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

        Patents, Intangible Assets and Other Assets:    We capitalize significant costs associated with the filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete convertible subordinated debt offerings are amortized over the term of the debt, which currently ranges from five to twenty years. Capitalized license fees are amortized over the expected life of the licenses. Accumulated amortization was $13,844,000 and $15,367,000 at December 31, 2004 and 2003, respectively. Long-lived assets are reviewed for impairment by comparing the undiscounted projected cash flows of the related assets with their carrying amount. Impairment tests take place at various times such as when a significant adverse event in the business or industry takes place, when a significant change in the manner an asset is used takes place or when a projection or forecast demonstrates continued losses associated with the asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

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

        Rebate and Return Reserves:    Certain product sales qualify for rebates from standard list pricing due to government sponsored programs or other contractual agreements. We also allow for return of our product for up to one year after product expiration. We record an estimate for these allowances as reductions of revenue at the time product sales are recorded. We derive reserves for product returns and rebates through an analysis of historical experience updated for changes in facts and circumstances as appropriate and by utilizing reports obtained from external, independent sources. Reserves for rebate programs are shown as other current liabilities on our balance sheet and were $32,114,000 and $19,520,000 at December 31, 2004 and 2003, respectively. Reserves for returns are shown as other current liabilities on our balance sheet and were $8,654,000 and $8,362,000 at December 31, 2004 and 2003, respectively.

        Research and Development Expenses:    Research and development expenses are expensed as incurred. These expenses are comprised of the costs of our proprietary research and development efforts, including salaries, benefits, facilities costs, overhead costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs, as well as costs incurred in connection with our third-party collaboration efforts. Milestone payments made by us to third parties under contracted research and development arrangements are expensed when the specific milestone has been achieved.

        Advertising Costs:    Advertising costs are expensed as incurred. These costs are comprised of media, agency and production expenses and are included in selling, marketing and distribution expense on the consolidated statement of operations. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $32,917,000, $15,274,000 and $9,901,000, respectively.

        Income Taxes:    We recognize deferred tax liabilities and assets for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset. Of the total valuation allowance of $673,707,000, approximately $95,689,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

        Derivatives:    We record all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship. In November 2004, we acquired warrants to purchase 200,000 shares of BioSphere common stock. Based on the application of the Black-Scholes option pricing model which incorporates current stock price, expected stock price volatility, expected interest rates and the expected holding period of the warrants, we determined the estimated fair value of the warrants to be $0 at the acquisition date and at December 31, 2004.

        Comprehensive Income (Loss):    Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale investments.

        Basic and Diluted Net Loss Per Common Share:    Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock, convertible subordinated debt and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. Purchased call options are also not included in the per share calculations because including them would be anti-dilutive.

        For the years ended December 31, 2004, 2003 and 2002, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period because the effect of common stock equivalents would be anti-dilutive. Certain securities were not included in the computation of diluted earnings per share for the years ended December 31, 2004,

2003 and 2002 because they would have an anti-dilutive effect due to net losses for such periods. These securities include the following:

        Options to purchase shares of common stock:

	2004	2003	2002
	(In Thousands, Except Per Share Data)
Number of options	12,724	13,645	7,960(1)
Price range per share	$5.00 to $87.50	$2.50 to $87.50	$2.50 to $87.50

(1)
Does not include 4,067 shares of common stock issued on January 21, 2003 at an exercise price of $12.93, pursuant to our stock option exchange program initiated in June 2002.

        Shares of common stock reserved for issuance upon conversion of convertible subordinated debt:

	2004	2003	2002
	(In Thousands)
7% convertible subordinated debentures due 2005	—	—	1,792
5% convertible subordinated debentures due 2007	4,763	4,763	4,763
5.75% convertible subordinated notes due 2006	—	7,166	7,166
0% Series A convertible senior subordinated notes due 2008	2,283	6,271	—
0% Series B convertible senior subordinated notes due 2010	4,961	13,407	—

Total	12,007	31,607	13,721

        The 0% convertible subordinated notes due 2024 are not convertible at the present time. If the notes were currently convertible, no shares of common stock would need to be reserved under the conversion formula for issuance upon conversion until our stock price exceeds $67.20 per share.

        Stock-Based Compensation:    We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under FASB SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
Net loss attributable to common stockholders	$(295,658)	$(135,936)	$(276,490)
Total stock-based employee compensation expense determined under fair value based method for all awards	(50,564)	(58,590)	(56,303)

Pro forma net loss	$(346,222)	$(194,526)	$(332,793)

Amounts per common share:
Basic and diluted—as reported	$(3.21)	$(1.61)	$(3.34)

Basic and diluted—pro forma	$(3.76)	$(2.30)	$(4.01)

        No employee stock-based compensation was recorded in our Statement of Operations in 2004, 2003 or 2002.

        The weighted-average per share fair value of options granted during 2004, 2003 and 2002 was $27.58, $15.42 and $13.79, respectively.

        The fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Stock Options
	2004	2003	2002
Expected life (years)	5.0	6.0	6.0
Interest rate	3.30%	3.25%	4.00%
Volatility	80%	80%	90%

        We have never declared cash dividends on any of our capital stock and do not expect to do so in the foreseeable future.

        The effects on 2004, 2003 and 2002 pro forma net loss and net loss per share of expensing the estimated fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans are not necessarily representative of the effects on reported results of operations for future years as options vest over several years and we intend to grant varying levels of stock options in future periods.

Recent Accounting Pronouncements:

        In September 2004, the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, reached consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," or EITF No. 04-8. Under the EITF's conclusion, contingently convertible shares attached to a debt instrument are to be included in the calculation of diluted earnings per share regardless of whether or not the contingency has been met. The EITF consensus supersedes the accounting under Statement of Financial Accounting Standards No. 128, "Earnings Per Share." We adopted the provisions of EITF No. 04-8 for our 0% convertible subordinated notes due 2024 effective for the year ending December 31, 2004, including the retroactive restatement of all diluted earnings per share calculations for all periods presented. The adoption of EITF No. 04-8 had no effect on our current or prior year diluted earnings per share, as inclusion of any contingently convertible shares would have been anti-dilutive.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," or SFAS 151, in an effort to conform U.S. accounting standards for inventories to International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the relevant production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial condition or our results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS No. 123(R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires compensation costs relating to share-based payment transactions be recognized in financial statements. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. SFAS No. 123(R) is effective as of the beginning of the first reporting period that begins after June 15, 2005, with early adoption encouraged. We currently measure compensation costs related to share-based payments under APB 25, as allowed by SFAS No. 123, and provide disclosure in notes to financial statements as required by SFAS No. 123. We are required to adopt SFAS No. 123(R) starting from the third fiscal quarter of 2005. We expect the adoption of SFAS No. 123(R) will have a material adverse impact on our results of operations and net income per share. We are currently in the process of evaluating the extent of such impact.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29," or SFAS 153. The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our financial condition or our results of operations.

C)    Investment in Affiliate

        BioSphere was a consolidated subsidiary from 1994 through July 2, 2001. As a result of a public offering by BioSphere in 2001, our ownership of BioSphere was reduced from approximately 55% to 26%. Therefore, effective July 3, 2001, we changed the method of accounting for our investment in BioSphere from consolidating the results of BioSphere operations to the equity method. On November 10, 2004, we purchased from BioSphere, in a private placement, 4,000 shares of BioSphere Series A Convertible Preferred Stock and warrants to purchase an additional 200,000 shares of BioSphere common stock for an aggregate purchase price of $4,000,000. The Series A Convertible Preferred Stock is convertible into common shares at a conversion price of $4.00 per share and pays quarterly dividends of 6% per annum in cash or additional shares of Series A Convertible Preferred Stock at BioSphere's election. At December 31, 2004, we owned 3,224,333 shares, or approximately 23%, of BioSphere's outstanding common stock having a fair market value of approximately $12,543,000, 4,000 shares of Series A Convertible Preferred Stock and warrants to purchase an additional 200,000 shares of common stock. Assuming conversion of the Series A Convertible Preferred Stock and the exercise of our warrants, we would own approximately 27% of BioSphere's common stock. We recorded $1,485,000 as our share of BioSphere's losses for the period ended December 31, 2004.

D)    Cash, Cash Equivalents and Short-Term and Long-Term Investments

        Cash, cash equivalents and restricted cash consist of the following at December 31:

	2004	2003
	(In Thousands)
Cash and cash equivalents:
Cash and money market funds	$433,855	$703,770
Corporate and government commercial paper	2,050	2,032
Restricted cash	—	1,500

Total cash, cash equivalents and restricted cash	$435,905	$707,302

        Due to the nature of our investments, amortized cost approximates market value as of December 31, 2004 and 2003. Restricted cash represents a contractual requirement of one of our operating leases.

        Short and long-term investments classified as available-for-sale or held-to-maturity consist of the following at December 31:

	2004		2003
	Available- For-Sale	Held-to- Maturity	Available- For-Sale	Held-to- Maturity
	(In Thousands)
Due within 1 year
Corporate and Bank Obligations	$30,900	$43,333	$4,300	$29,969
Government and Agency Securities	17,091	211,979	4,817	20,000
Equity Securities	—	—	12,827	—
Due in greater than 1 year
Corporate and Bank Obligations	27,450	10,000	17,101	—
Government and Agency Securities	—	42,957	3,679	38,941
Equity Securities	14,297	—	1,452	—

Total short-term and long-term investments	$89,738	$308,269	$44,176	$88,910

        Held-to-maturity securities are recorded at cost plus accrued amortization, which approximates fair value. Realized gains and losses on held-to-maturity securities were insignificant in 2004 and 2003.

        Available-for-sale securities are carried at fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities were insignificant in 2004 and realized gains were $18,524,000 in 2003. Unrealized holding losses greater than one year were immaterial in 2004 and 2003. The following is a summary of available-for-sale securities (in thousands):

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004
Corporate and Bank Obligations	$58,551	$4	$205	$58,350
Government and Agency Securities	17,099	1	9	17,091
Equity Securities	1,132	13,165	—	14,297

	$76,782	$13,170	$214	$89,738

Type of Security	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003
Corporate and Bank Obligations	$21,413	$13	$25	$21,401
Government and Agency Securities	8,493	3	—	8,496
Equity Securities	1,132	13,147	—	14,279

	$31,038	$13,163	$25	$44,176

        Our available-for-sale securities include our equity investments in Point Therapeutics and Vicuron.

        We originally recorded our investment in HemaSure Inc. as an equity investment from 1995 through March 31, 2002. On May 29, 2001, following a sale of most of its assets to Whatman

Bioscience Inc., HemaSure changed its corporate name to HMSR Inc. On March 15, 2002, HMSR Inc. completed a merger with Point Therapeutics. Following the merger, we changed the accounting method for our investment in Point Therapeutics from the equity method to the cost method primarily because we determined that we no longer had significant influence over the operations of Point Therapeutics. At December 31, 2004 and 2003, we owned 433,333 shares, or approximately 2.4% and 2.9%, respectively, of Point Therapeutics and this investment had a market value of approximately $2,323,000 and $1,452,000, respectively.

        Vicuron was originally established as our subsidiary in 1995. In August 2000, Vicuron completed an initial public offering of 5,290,000 shares of its common stock. At that time, we changed the accounting method for our investment in Vicuron from consolidating the results of Vicuron operations to the cost method. In November 2002, we exercised our warrants to purchase an additional 76,250 shares of Vicuron common stock at $4.00 per share. We received 48,623 shares of Vicuron common stock as a result of the net issue exercise of the warrants. In 2002, we recognized a net gain of $536,800 as other income on the changes in the valuation and the exercise of the warrants. During the third and fourth quarters of 2003, we sold, on the open market, 1,170,000 shares of Vicuron common stock for net proceeds of $20,448,000 and recognized a gain of $18,524,000. At December 31, 2004 and 2003, we owned 687,766 shares, or approximately 1.1% and 1.3%, respectively, of Vicuron and this investment had a market value of approximately $11,974,000 and $12,827,000, respectively.

E)    Accounts Receivable

        Our trade receivables in 2004 and 2003 primarily represent amounts due from wholesalers, distributors and retailers of our pharmaceutical product. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our allowance for doubtful accounts was $510,000 at December 31, 2004 and 2003, and our allowance for payment term discounts related to accounts receivable was $1,276,000 and $1,023,000 at December 31, 2004 and 2003, respectively.

        Customers with amounts due that represent greater than 10% of our accounts receivable balance are as follows:

	Year Ended December 31,
	2004	2003
Customer A	37%	18%
Customer B	32%	34%
Customer C	10%	21%

F)    Inventories

        Inventories consist of the following at December 31:

	2004	2003
	(In Thousands)
Raw materials	$3,905	$1,062
Work in progress	292	1,295
Finished goods	8,889	4,509

	$13,086	$6,866

G)   Property and Equipment

        Property and equipment consist of the following at December 31:

	2004	2003
	(In Thousands)
Land	$4,121	$4,099
Building	45,842	45,142
Laboratory and manufacturing equipment	28,436	22,211
Office equipment	37,330	30,962
Leasehold improvements	5,847	5,366

	121,576	107,780
Accumulated depreciation and amortization	(50,716)	(41,352)

	$70,860	$66,428

        Property and equipment under capital leases at December 31, 2004 and 2003 was $4,707,000 and $2,533,000, respectively. Accumulated depreciation related to property and equipment under capital leases at December 31, 2004 and 2003 was $1,675,000 and $2,477,000, respectively. Depreciation expense was $13,208,000, $10,793,000 and $9,333,000, including amortization on capital leases of $1,675,000, $875,000 and $909,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

H)   Patents and Deferred Financing Costs

        Patents and intangible assets, net, consist of the following at December 31:

	2004	2003
	(In Thousands)
Deferred finance costs, gross	$34,440	$42,957
Accumulated amortization	(11,200)	(13,136)

Deferred finance costs, net	$23,240	$29,821

Patents, gross	$6,439	$7,223
Accumulated amortization	(2,644)	(2,231)

Patents, net	$3,795	$4,992

        The following schedule details our amortization expense related to patents and deferred financing costs:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Amortization of deferred finance costs	$4,831	$4,870	$5,494
Amortization of patents	667	1,810	1,959

Total amortization	$5,498	$6,680	$7,453

        During 2003, we discontinued development of SOLTARA brand tecastemizole and wrote off the remaining unamortized patents and other intangible assets of $18,814,000 related to tecastemizole. This charge is included in research and development expense on the consolidated statement of operations.

        Amortization of intangible assets is computed on the straight-line method based on the estimated useful lives of the assets. Amortization expense for the year ended December 31, 2004 was $5,498,000. The estimated aggregate amortization expense for each of the next five years is as follows: 2005, $4,222,000; 2006, $4,201,000; 2007, $2,564,000; 2008, $2,208,000; and 2009, $1,807,000.

        We have no goodwill recorded at December 31, 2004 or 2003.

I)     Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following at December 31:

	2004	2003
	(In Thousands)
Research and development costs	$33,540	$60,734
Sales and marketing costs	41,409	28,265
Interest on convertible subordinated debt	8,250	11,341
Compensation costs	26,924	15,277
Other	16,578	11,601

Total accrued expenses	$126,701	$127,218

Revenue reserves	$40,768	$27,882
Current portion of Ross termination payment	28,847	—
Other	96	875

Total other current liabilities	$69,711	$28,757

J)    Notes Payable and Capital Lease Obligations

        Notes payable and capital lease obligations consist of the following at December 31:

	2004	2003
	(In Thousands)
Government grant from Nova Scotia Department of Economic Development(1)	$850	$789
Obligations under capital leases (See Note L)	3,605	129

	4,455	918

Less current portion	(1,926)	(129)

Total	$2,529	$789

(1)
Our wholly-owned subsidiary, Sepracor Canada Limited, has a Canadian Government grant which may be repayable if they fail to meet certain conditions. The grant is recorded as debt and is being amortized over the useful lives of the related capital assets. The increase in the balance between 2003 and 2004 is solely related to changes in foreign exchange rates.

K)   Convertible Subordinated Debt

        Convertible subordinated debt, including current portion, consists of the following at December 31:

	2004		2003
	Carrying Amount	Fair Value(1)	Carrying Amount	Fair Value(1)
	(In Thousands)
5.75% convertible subordinated notes due 2006	$—	$—	$430,000	$429,484
5% convertible subordinated debentures due 2007	440,000	460,372	440,000	421,117
0% Series A convertible senior subordinated notes due 2008	72,800	137,721	200,000	194,811
0% Series B convertible senior subordinated notes due 2010	148,020	307,142	400,000	384,520
0% convertible senior subordinated notes due 2024	500,000	540,515	—	—

Total	$1,160,820	$1,445,750	$1,470,000	$1,429,932

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

        In February 2000, we issued $400,000,000 in principal amount of 5% convertible subordinated debentures due 2007, or 5% debentures. On March 9, 2000, we issued an additional $60,000,000 in principal amount of 5% debentures pursuant to an option granted to the initial purchaser of the 5% debentures. The 5% debentures are convertible into common stock, at the option of the holder, at a price of $92.38 per share and bear interest at 5% payable semi-annually, commencing on August 15, 2000. The 5% debentures are redeemable at our option if the trading price of our common stock exceeds $110.86, which is equal to 120% of the conversion price, for 20 trading days in a period of 30 consecutive trading days. We may be required to repurchase the 5% debentures at the option of the holders if there is a change in control of Sepracor. As part of the sale of the 5% debentures, we incurred $14,033,000 of offering costs, which were recorded as other assets and are being amortized over seven years, the term of the 5% debentures. Our net proceeds after offering costs were approximately $445,967,000. In March 2002, we exchanged $20,000,000 of our 5% debentures in privately negotiated transactions for 640,327 shares of our common stock. We charged, to debt conversion expense, associated inducement costs of $8,659,000, which represented the fair market value of the 423,830 additional shares of common stock issued as an inducement to the holders for conversion of their 5% debentures. At December 31, 2004, $440,000,000 of our 5% debentures remained outstanding.

        In November 2001, we issued $400,000,000 in principal amount of 5.75% convertible subordinated notes due 2006, or 5.75% notes. In December 2001, we issued an additional $100,000,000 in principal amount of 5.75% notes pursuant to an option granted to the initial purchaser of the 5.75% notes. As part of the sale of the 5.75% notes, we incurred offering costs of $14,311,000 which were recorded as other assets and were being amortized over five years, which is the term of the 5.75% notes. Our net proceeds after offering costs were approximately $485,689,000. In March and April 2002, we exchanged $70,000,000 of our 5.75% notes in privately negotiated transactions for 2,790,613 shares of our common stock. We recorded as other expense, associated inducement costs of $28,000,000, which represented the fair market value of the 1,623,947 additional shares of common stock issued as an inducement to the holders for conversion of their 5.75% notes. On January 9, 2004, using funds from our December 2003 issuance of 0% Series A notes due 2008 and Series B notes due 2010, we redeemed the remaining outstanding $430,000,000 principal amount of our 5.75% convertible subordinated notes due 2006 for an aggregate redemption price of $433,709,000, including approximately $3,709,000 in accrued interest. As a result of this redemption, we recorded a loss of approximately $7,022,000 related to the write-off of deferred financing costs in the first quarter of 2004. At December 31, 2004, $0 of the 5.75% notes remained outstanding.

        In December 2003, we issued an aggregate of $600,000,000 of 0% convertible senior subordinated notes, or 0% notes. We issued $200,000,000 in principal amount as 0% Series A convertible senior subordinated notes due 2008, or 0% Series A notes due 2008, and $400,000,000 in principal amount as 0% Series B convertible senior subordinated notes due 2010, or 0% Series B notes due 2010. The 0% notes are convertible into common stock, at the option of the holder, at a price of $31.89 and $29.84 per share for the 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively. The 0% notes do not bear interest and are not redeemable. We may be required to repurchase the 0% notes at the option of the holders if there is a change in control of Sepracor or the termination of trading of our common stock on the NASDAQ or similar markets. As part of the sale of the 0% notes, we incurred offering costs of $16,943,000, which have been recorded as intangible assets and are being amortized over the term of the notes on a pro-rata basis based on the total amount of Series A and Series B notes issued. On January 15, 2004, pursuant to an option granted to the initial purchasers of our 0% notes, we issued an additional $50,000,000 of 0% Series A notes due 2008 and $100,000,000 of 0% Series B notes due 2010. These notes have the same terms and conditions as our previously issued

0% Series A notes due 2008 and 0% Series B notes due 2010. Net of issuance costs, our proceeds were approximately $145,875,000. The issuance costs have been recorded as deferred financing costs and are being amortized over 4 and 6 years, respectively, the remaining term of the debt. During September 2004, certain holders of our 0% Series A notes due 2008 and 0% Series B notes due 2010, agreed, in separately negotiated transactions, to convert $177,200,000 and $351,980,000 in aggregate principal amount of their 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, into an aggregate of 5,556,104 and 11,797,483 shares of our common stock, respectively. As an inducement to convert their notes, we paid the holders of the 0% Series A notes due 2008 and 0% Series B notes due 2010 aggregate cash payments of $23,868,000 and $45,900,000, respectively. These amounts were recorded as a loss on conversion of convertible notes. Deferred financing costs related to the converted 0% Series A notes due 2008 and 0% Series B notes due 2010 of $4,244,000 and $8,846,000, respectively, were netted against the amount of debt converted into equity. At December 31, 2004, $72,800,000 and $148,020,000 of the 0% Series A notes due 2008 and 0% Series B notes due 2010, respectively, remained outstanding.

        On September 22, 2004, we issued $500,000,000 in principal amount of 0% convertible senior subordinated notes due 2024, or 0% notes due 2024. The 0% notes due 2024 are convertible, at the option of the holder upon certain specified circumstances, into cash and, if applicable, shares of our common stock, at an initial price of $67.20 per share, subject to adjustment. Holders may convert the notes into cash and, if applicable, shares of our common stock at a conversion rate of 14.8816 shares of common stock per $1,000 principal amount of notes (which is equal to a conversion price of approximately $67.20 per share), subject to adjustment, before the close of business on the business day immediately preceding October 15, 2024 only under the following circumstances:

  •
  during any fiscal quarter beginning after December 31, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last day of the preceding fiscal quarter is more than 130% of the conversion price per share of common stock on the last day of such preceding quarter;

  •
  during the five business day period following any five consecutive trading day period (the "measurement period") in which the trading price per note on each day of that measurement period is less than 98% of the closing sale price of our common stock multiplied by the conversion rate on each such day;

  •
  if the notes have been called for redemption;

  •
  upon the occurrence and continuance of specified corporate transactions; and

  •
  in connection with a transaction or event constituting a fundamental change occurring on or prior to October 20, 2009.

        Upon conversion of the notes, if the adjusted conversion value of the notes, which is defined as the product of (1) the conversion rate in effect on the conversion date; and (2) the average of the daily volume weighted average price of our common stock for each of the five consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion, is less than or equal to the principal amount of the notes, then we will convert the notes for an amount in cash equal to the adjusted conversion value of the notes. If the adjusted conversion value of the notes is greater than the principal amount of the notes, then we will convert the notes into whole shares of our common stock for an amount equal to the adjusted conversion value of the notes less the principal amount of the notes, plus an amount in cash equal to the principal amount of the notes plus the cash value of any fractional shares of our common stock. The notes do not bear interest. On or after October 20, 2009, we have the option to redeem for cash all or part of the notes at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed. We may be required by the note holders to repurchase for cash all or part of the notes on October 15 of

2009, 2014 and 2019 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased. We may be required to repurchase for cash all or part of the notes upon a change in control of our company or a termination of trading of our common stock on the Nasdaq or similar markets at a repurchase price equal to 100% of the principal amount of the notes to be repurchased. In connection with the sale of the notes, we incurred offering costs of approximately $14,190,000, which have been recorded as deferred financing costs and are being amortized over 20 years, the term of the notes. At December 31, 2004, $500,000,000 of the 0% notes due 2024 remained outstanding.

L)    Commitments and Contingencies

        Future minimum lease payments under all non-cancelable leases in effect at December 31, 2004, are as follows (in thousands):

Year	Operating Leases	Capital Leases
2005	$1,030	$1,957
2006	1,069	1,712
2007	740	45
2008	345	—
2009	299	—
Thereafter	188	—

Total minimum lease payments	$3,671	$3,714

Less amount representing interest		(109)

Present value of minimum lease payments		$3,605

        Future minimum lease payments under operating leases relate primarily to our vacated office, laboratory and production facilities at 33 Locke Drive, and our office facilities at 111 Locke Drive, both in Marlborough, Massachusetts. Additionally in the second half of 2004 we entered into four smaller leases for office space for our new regional sales offices. Most of the lease terms provide options to extend the leases and require us to pay our allocated share of taxes and operating costs in addition to the annual base rent payments. In July 2002, we completed the move out of our leased facilities at 33 and 111 Locke Drive, and moved into our newly constructed research and development and corporate office building in the SPCC at 84 Waterford Drive, Marlborough, Massachusetts. Due to expansion related to the launch of LUNESTA, we reoccupied our former office space at 111 Locke Drive in June of 2004. We are seeking to sublease our facility at 33 Locke Drive, the lease for which extends through June 2007. The above table includes costs of these operating leases through 2007; however, we accrued $2,263,000 for our estimated cumulative future minimum lease obligation under these leases net of estimated future sublease rental income through the term of the leases. In June 2003 and December 2004, due to revisions of our previously estimated future sublease income, we recorded additional accruals of $1,405,000 and $1,313,000, respectively. As of December 31, 2004, the remaining accrual was $1,126,000.

        Our capital leases relate primarily to telephone systems and computer equipment purchased under capital lease agreements.

        Rental expense under operating leases amounted to $895,000, $899,000 and $2,344,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

        We enter into standard indemnification agreements in our ordinary course of business, under which we indemnify and hold harmless certain parties, including customers such as wholesalers, against claims, liabilities and losses brought by third parties to the extent that the claims arise out of (1) injury or death to person or property caused by defect in our product, (2) negligence in the manufacture or distribution of the product or (3) a material breach by Sepracor. We have no liabilities recorded for these guarantees at December 31, 2004 and, if liabilities were incurred, we have insurance policies covering product liabilities, which would mitigate any losses.

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

M)   Litigation

        The Securities and Exchange Commission, or SEC, had conducted an investigation into trading in our securities, which included trading by certain of our officers and employees during the period from January 1, 1998 through December 31, 2001. The SEC has informed us that they are in the process of terminating the investigation and no action will be recommended.

        We and several of our current and former officers and a current director are named as defendants in several class action complaints which have been filed allegedly on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf of the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. The parties are currently engaged in discovery. We are unable to reasonably estimate any possible range of loss related to these lawsuits due to their uncertain resolution. However, any conclusion of these matters in a manner adverse to us would have a material adverse effect on our financial position and results of operations.

N)    Stockholders' Equity (Deficit)

        In December 2003, we used approximately $94,820,000 of the proceeds from the issuance of the 0% Series A notes due 2008 and 0% Series B notes due 2010 to purchase call spread options on our common stock. The call spread options covered approximately 7,800,000 shares of the 19,700,000 shares of our common stock that were initially issuable upon full conversion of the 0% Series A notes due 2008 and 0% Series B notes due 2010. The call spread options may be settled at our option in either net shares or in cash. Settlement of the call spread options in net shares on the expiration date would result in us receiving a number of shares, not to exceed 19,700,000 shares, of our common stock with a value equal to the amount otherwise receivable on cash settlement. In accordance with EITF 00-19, the cost of the call spread transaction was recorded as a reduction of additional paid-in capital. During the fourth and second quarters of 2004, we settled 9,838,992 call spread options for cash, which resulted in payments to us in the amount of $124,333,000. The first series of settled options expired at various dates beginning on May 12, 2004 and ending on June 9, 2004 and the second series of options expired at various dates beginning on November 11, 2004 and ending on December 9, 2004. We recorded the full amount of the call spread option settlements as an increase to additional paid-in capital. We currently expect to settle these call spread options for cash, although the amount we receive upon settlement, if any, will vary based on the price of our common stock on the option expiration dates. Proceeds from a cash settlement of these options are calculated based on the difference between our stock price and the option price if our stock price is below the cap price or the difference between the cap price and the option price if our stock price exceeds the cap price. Any cash received in settlement of the remaining call spread options will be recorded as additional paid-in capital.

        The following table sets forth the potential proceeds from our remaining call spread options if settled in cash using the closing price of our common stock on March 1, 2005 of $63.98:

Expiration period	Number of Options	Option Price	Cap Price	Proceeds
May 12, 2005 through June 9, 2005	4,919,496	$29.84	$55.00	$123,798,000
November 11, 2005 through December 9, 2005	4,919,496	$29.84	$65.00	167,975,000

Total	9,838,992			$291,773,000

Preferred Stock

        Our board of directors is authorized, without stockholder approval, but subject to any limitations prescribed by law, to issue up to 1,000,000 shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors.

Treasury Stock

        On September 22, 2004, we purchased 1,933,200 shares of our common stock for approximately $100,321,000, including transaction costs of $394,000. The shares are being held in treasury at cost and may be issued in connection with our employee stock purchase plan and other corporate purposes.

Accumulated Other Comprehensive Income

        The net change in unrealized loss on marketable equity securities for the year ended December 31, 2004 was $183,000 and consists of an unrealized gain on our investment in Point Therapeutics common stock of $871,000, an unrealized loss on our investment in Vicuron common stock of $853,000 and an unrealized loss on other available-for-sale investments of $201,000.

        The net change in unrealized loss on marketable equity securities for the year ended December 31, 2003 was $4,214,000 and consists of an unrealized gain on our investment in Point Therapeutics common stock of $1,170,000, an unrealized loss on our investment in Vicuron common stock of $5,293,000 and an unrealized loss on other available-for-sale investments of $91,000.

Unearned Compensation

        We have recorded unearned compensation expense related to stock options granted to certain consultants. The table below summarizes the unearned compensation activity for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(In Thousands)
Balance at January 1,	$—	$(52)	$(120)
Stock option grants	—	—	—
Amortization expense	—	52	68

Balance at December 31,	$—	$—	$(52)

O)   Stock Plans

        We have stock-based compensation plans, which are described below. We record the issuance of stock options using APB 25 and related interpretations in accounting for our plans.

        The 1997 Stock Option Plan, or 1997 Plan, permits us to grant non-qualified stock options, or NSOs, to purchase up to 1,000,000 shares of common stock to our employees and consultants. Executive officers are not entitled to receive stock options under the 1997 Plan. NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and generally vest over five years.

        The 1999 Director Stock Option Plan, or 1999 Director Plan, permits us to grant NSOs to purchase up to 1,800,000 shares of common stock to our non-employee directors. Options granted under the 1999 Director Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and generally vest over a period of one to five years.

        The 2000 Stock Incentive Plan, or 2000 Plan, permits us to grant incentive stock options, or ISOs, NSOs and restricted stock awards to purchase up to 8,000,000 shares of common stock to our employees, officers, directors and consultants. Stock options granted under the 2000 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In May 2002, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that could be granted under the 2000 Plan from 2,500,000 shares to 4,000,000 shares. In May 2003, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that could be granted under the 2000 Plan from 4,000,000 shares to 5,500,000 shares. In May 2004, the stockholders approved an amendment to the 2000 Plan increasing the number of shares of common stock that could be granted under the 2000 Plan from 5,500,000 shares to 8,000,000 shares.

        The 2002 Stock Incentive Plan, or 2002 Plan, permits us to grant NSOs and restricted stock awards to purchase up to 4,000,000 shares of common stock to our employees, other than executive officers. Stock options granted under the 2002 Plan have a maximum term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over five years. In June 2002, the Board of Directors approved an amendment to the 2002 Plan increasing the number of shares of common stock that could be granted under the 2002 Plan from 500,000 shares to 4,000,000 shares.

        Stock options and other equity awards, if any, outstanding under the 1997 Plan, the 1999 Director Plan, the 2000 Plan and the 2002 Plan vest and become fully exercisable upon a change in control of Sepracor.

        The following tables summarize information about stock options outstanding at December 31, 2004 (in thousands, except for per share amounts and contractual life):

			Options Outstanding(1)			Options Exercisable
Range of Exercise Price Per Share			Number of Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price Per Share	Number of Options Exercisable	Weighted-Average Exercise Price Per Share
$5.00	-	7.42	1,846	6.4	$6.44	1,266	$6.52
7.75	-	11.57	390	7.4	11.31	98	10.89
12.06	-	16.78	3,320	5.7	13.25	2,206	12.80
18.38	-	27.15	3,137	6.1	21.37	2,103	20.59
27.70	-	39.06	1,165	5.8	34.24	931	35.70
42.38	-	59.13	2,357	8.1	49.14	596	58.91
71.88	-	87.50	509	5.4	86.83	136	85.89

$5.00	-	87.50	12,724	6.4	$25.72	7,336	$21.93
	2004		2003		2002(1)
	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share	Number of Options	Average Price Per Share
Balance at January 1,	13,645	$20.56	7,960	$24.03	11,915	$36.89
Granted	1,985	43.77	6,372	15.42	2,729	13.79
Exercised	(2,767)	13.43	(460)	11.52	(336)	8.85
Cancelled	(137)	21.65	(211)	15.14	(5,415)	48.16
Expired	(2)	19.19	(16)	27.21	(933)	30.84

Balance at December 31,	12,724	$25.72	13,645	$20.56	7,960	$24.03
Options exercisable at December 31,	7,336		7,863		4,270
Weighted-average fair value of options granted during the year	$28.87		$9.25		$10.53

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

        There were approximately 2,920,000 shares available for future option grants as of December 31, 2004.

        The 1998 Employee Stock Purchase Plan, or 1998 ESPP, permits an aggregate of 900,000 shares of common stock to be purchased by employees at 85% of market value on the first or last day of each six-month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Employees purchased approximately 163,000, 209,000 and 249,000 shares for a total of $4,922,000, $2,439,000 and $2,241,000, during the years ended December 31, 2004, 2003 and 2002, respectively. In May 2003, our stockholders approved an amendment to the 1998 ESPP increasing the number of shares of common stock authorized for issuance under the 1998 ESPP from 600,000 shares to 900,000 shares. At December 31,

2004, there were approximately 267,000 shares of common stock authorized for future issuance under the 1998 ESPP.

P)    Income Taxes

        For each of the years ended December 31, 2004, 2003 and 2002, our statutory tax rate was 34% and our effective tax rate was 0%. The effective tax rate was 0% due to net operating losses and non-recognition of any deferred tax asset.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset. Of the total valuation allowance of $673,707,000, approximately $95,689,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

        At December 31, 2004, we had federal tax net operating loss carryforwards of approximately $1,254,449,000, which expire in the years 2005 through 2024 and state tax net operating loss carryforwards of approximately $888,872,000, which expire in the years 2005 through 2009. Based upon the Internal Revenue Code and changes in company ownership, utilization of the net operating losses may be subject to an annual limitation. At December 31, 2004, we had federal and state research and experimentation credit carryforwards of approximately $48,819,000 and $37,494,000, respectively, which will expire through 2024 and 2019, respectively. We also had Canadian research and experimentation credits of $3,560,000, which expire in the years 2005 through 2014.

        The components of net deferred taxes were as follows at December 31:

	2004	2003
	(In Thousands)
Assets
Net operating loss carryforwards	$467,756	$339,039
Research and development capitalization	50,290	81,291
Research and experimentation tax credit carryforwards	77,196	67,026
Accrued expenses	52,103	42,953
Reserves	17,873	12,148
Depreciation	1,229	1,343
Intangibles	9,136	7,989
Other	2,080	1,480
Liabilities
Basis difference of subsidiaries	(3,956)	(4,461)
Valuation allowance	(673,707)	(548,808)

Net deferred taxes	$—	$—

        On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. We are reviewing this legislation to determine what impact, if any, it will have on our financial condition or our results of operations.

Q)   Employees' Savings Plan

        We have a 401(k) savings plan for all domestic employees. Under the provisions of our 401(k) savings plan, employees may voluntarily contribute up to 15% of their compensation, up to the statutory limit. In addition, we can make a matching contribution at our discretion. We matched 50% of the first $3,000 contributed by employees up to $1,500 maximum per employee during 2004, 2003 and 2002. We incurred expenses of $1,389,000, $888,000, and $869,000 in 2004, 2003 and 2002, respectively, as a result of our matching contribution.

R)    Business Segment and Geographic Area Information

        We operate in one business segment, which is the discovery, research and development and commercialization of pharmaceutical products.

        All of our revenues in 2004, 2003 and 2002 were received from unaffiliated customers located in the United States or its territories.

        Long-lived asset information, which is comprised of property and equipment, by geographic area is presented below:

	2004	2003	2002
	(In Thousands)
Long-lived assets:
United States	$63,408	$59,685	$65,326
Canada	7,452	6,743	7,196

Total long-lived assets	$70,860	$66,428	$72,522

S)    Quarterly Consolidated Financial Data (Unaudited)

	For the Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(In Thousands, Except Per Share Data)
Net revenues	$99,478	$69,967	$80,081	$131,351
Gross profit	90,378	63,037	72,775	119,260
Net loss applicable to common shares	(50,441)	(81,129)	(130,363)	(33,725)
Basic and diluted loss per common share	$(0.59)	$(0.93)	$(1.40)	$(0.33)
	For the Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(In Thousands, Except Per Share Data)
Net revenues	$84,506	$76,455	$70,784	$112,295
Gross profit	77,301	69,047	64,786	102,687
Net loss applicable to common shares	(29,759)	(33,791)	(38,488)	(33,898)
Basic and diluted loss per common share	$(0.35)	$(0.40)	$(0.45)	$(0.40)

T)    Subsequent Event

        On January 10, 2005, we entered into a license, option and collaboration agreement, or collaboration agreement, with ACADIA Pharmaceuticals Inc., or ACADIA, for the development of new drug candidates targeted towards the treatment of central nervous system disorders. The collaboration has been established to investigate potential clinical candidates resulting from using ACADIA's medicinal chemistry and discovery platform against a broad array of selective muscarinic receptors, which are receptors that respond to acetylcholine, a neurotransmitter in the central nervous system. The collaboration includes ACADIA's m1 agonist program, which is designed to target neuropsychiatric/neurologic conditions and neuropathic pain. The agreement also encompasses an option to select a preclinical program from ACADIA's 5-HT2A program for use in combination with LUNESTA. 5-HT2A antagonists have been shown in clinical studies to affect sleep architecture in humans. Under the collaboration agreement, the parties have agreed to collaborate with each other to research and develop certain compounds that interact with these muscarinic receptors. These compounds may be developed and commercialized in any field outside of the prevention or treatment of ocular disease. We will have exclusive worldwide rights to develop and commercialize compounds developed under our collaboration with ACADIA.

        In connection with the collaboration we purchased 1,077,029 shares of ACADIA common stock for an aggregate purchase price of $10,000,000 based on a per share price of approximately $9.2848, which represents a 40 percent premium to the average closing price for the 30 trading days prior to the signing of the agreement, subject to customary closing conditions. We recorded the premium amount of $2,857,000 as research and development expense and the remaining amount of $7,143,000 as an investment in ACADIA, which we have classified as an available-for-sale security and will adjust to its fair value at each reporting date with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss). We also agreed to purchase up to an additional $10,000,000 of ACADIA common stock at a 25 percent premium to the trailing 30-day average closing price per share as of the one-year anniversary of the signing of the agreement, subject to customary closing conditions. During the three-year research term of the collaboration agreement, we will provide ACADIA with $2,000,000 of research funding each year, which will be recorded as research and development expense. In addition, we have agreed to make milestone payments to ACADIA upon the achievement by ACADIA of specified development and regulatory milestones for each product developed under the collaboration, including any product to be used in combination with LUNESTA that is developed under the collaboration. We have also agreed to pay royalties to ACADIA on net worldwide sales on products developed under the collaboration.

Annual Meeting Information

Our Annual Meeting of Stockholders will be held at 9:00 a.m. on May 19, 2005 at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Sixty State Street, Boston, MA.

Common Stock

Our common stock is traded on the Nasdaq National Market under the symbol SEPR.

Primary Outside Legal Counsel

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, MA

Independent Registered Public Accounting Firm

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

Keith Mansford, Ph.D.
Former Chairman, Research and Development, SmithKline Beecham plc

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

Judith Caron, Ph.D.
Vice President, Product Development

Regina M. DeTore
Vice President, Human Resources

Frederick H. Graff
Vice President, Sales

Cynthia Kirk, Ph.D.
Vice President, Regulatory Affairs

Karim Lalji
Vice President, New Products Planning

Joseph J. McGrath
Vice President, Information Technologies

Walter Piskorski
Vice President, Manufacturing Operations

James M. Roach, M.D.
Vice President, Medical Affairs

Mark Varney, Ph.D.
Vice President, Pharmacology

Chris J. Viau, Ph.D., DABT
Vice President, Preclinical Development Operations

Mark Wanda
Vice President, Legal Affairs

Thomas C. Wessel, M.D., Ph.D.
Vice President, Clinical Research

William E. Yelle
Vice President, Business Development

        LUNESTA and XOPENEX HFA are trademarks and XOPENEX is a registered trademark of Sepracor Inc. EmboSphere is a registered trademark of BioSphere Medical Inc. XUSAL is a trademark and XYZAL and ZYRTEC are registered trademarks of UCB, Societe Anonyme. CLARITIN, CLARINEX and PROVENTIL are registered trademarks of Schering Corporation. ALLEGRA is a registered trademark of Merrell Pharmaceuticals. PROPULSID is a registered trademark of Johnson & Johnson. SONATA is a registered trademark of Jones Pharma Incorporated, a wholly owned subsidiary of King Pharmaceuticals Inc. AMBIEN is a registered trademark of Synthelabo. ADVAIR is a registered trademark of Glaxo Group Limited. ASTELIN is a registered trademark of Carter-Wallace, Inc. NORVASC is a registered trademark of Pfizer Inc. PROZAC is a registered trademark of Eli Lilly and Company. IMOVANE and AMOBAN are registered trademarks of Rhone-Poulenc Rorer S.A.

QuickLinks

  Exhibit 13
Selected Portions of the 2004 Annual Report to Stockholders
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPRACOR INC. CONSOLIDATED BALANCE SHEETS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS
SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (in thousands)
SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS